Form 20-F
period 1998-09-30
ALEXA VENTURES INC
filed 1999-07-06
CIK 1040702

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1998

                         Commission File Number 0-29320

                               ALEXA VENTURES INC.
             (Exact name of Registrant as specified in its charter)

                                British-Columbia
                 (Jurisdiction of Incorporation or Organization)

                                 818 Erie Street
                               Stratford, Ontario
                                     N4Z 1A2
                     (address of principal executive office)

      Securities registered or to be registered pursuant to Section 12(b)of the Act: None

          Securities registered or to be registered pursuant to Section
                                12(g) of the Act:

                         Common Shares Without Par Value
                                (Title of Class)

        Securities for which there is a reporting obligation pursuant to
                         Section 45(d) Of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes or common stock at the close of the period covered by the annual report.

                   13,815,001 Common Shares Without Par Value

Indicate by check mark whether the registrant (1) has filed all the reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 |X| Yes  |_| No

Indicate by check mark financial statement item the registrant has elected to follow:

                             |_| Item 17  |X| Item 18

TABLE OF CONTENTS                                                           Page

EXCHANGE RATE INFORMATION                                                    3

PART I
         Item 1 - Description of Business                                    4
         Item 2 - Description of Property                                    8
         Item 3 - Legal Proceedings                                          8
         Item 4 - Control of Registrant                                      8
         Item 5 - Nature of Trading Market                                   9
         Item 6 - Exchange Controls and Other Limitations Affecting
                       Security Holders                                      10
         Item 7 - Taxation                                                   13
         Item 8 - Selected Financial Data                                    14
         Item 9 - Management Discussion and Analysis of Financial Condition
                       and Results of Operations                             16
         Item 10 - Directors and Officers of Registrant                      20
         Item 11 - Compensation of Directors and Officers                    22
         Item 12 - Options to Purchase Securities form Registrants or
                        Subsidiaries                                         23
         Item 13 - Interest of Management in Certain Transactions            24

PART II
         Item 14 - Description of Securities                                 24

PART III
         Item 15 - Defaults Upon Senior Securities                           25
         Item 16 - Changes in Securities and Changes in Security for
                        Registered Securities                                25

PART IV
         Item 17 - Financial Statements                                      25
         Item 18 - Financial Statements                                      25
         Item 19 - Financial Statements                                      25

Signatures                                                                   44

EXHIBIT RATE INFORMATION

The Company's accounts are maintained in Canadian dollars. In this Registration Statement, all dollar amounts are expressed in Canadian dollars except where otherwise indicated.

The following table sets forth, for the periods indicated, the high and low rates of exchange of Canadian dollars into United States dollars, the average of such exchange rates on the last day of each month during the periods, and the end of period rates. Such rates are shown as, or are derived from, the reciprocals of the noon buying rates in New York City for cable transfers payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York.

--------------------------------------------------------------------------------

                                Fiscal Year Ended
                                  September 30

--------------------------------------------------------------------------------

                     1998        1997         1996         1995      1994

--------------------------------------------------------------------------------

High                 0.7300      0.7513       0.7527       0.7468    0.7731

Low                  0.6330      0.7145       0.7236       0.7023    0.7174

Average              0.6840      0.7300       0.7345       0.7272    0.7410

Period End           0.6540      0.7234       0.7342       0.7438    0.7457

--------------------------------------------------------------------------------

On March 20, 1999 the exchange rate of Canadian dollars into United States, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York City, was Cdn. $1.00 equals U.S. $0.6598.

PART I

Item 1. Description of Business

Alexa Ventures Inc. (the "Company" or "Alexa") is a public high technology manufacturing company established in 1983 and co-listed on the Toronto Stock Exchange in October 1996 and the Vancouver Stock Exchange in 1991 under the symbol "AXA". Its four main operating subsidiaries are ADH Custom Metal Inc. ("ADH"), Vision Unlimited Equipment Inc. ("Vision"), K-Troniks Int'l Corp. ("K-Troniks"), and Lexatec Inc. ("Lexatec"). These four operating subsidiaries are structured into five main operating divisions, namely; ESCO ("Energy Saving Company") related services (Vision); room sized transformer and switch housings
(ADH), Electronic Data Racks (ADH); electronic ballast distribution (K-Troniks"); and computer peripheral distribution ("Lexatec"). The Company's head office and principal place of business is located at 818 Erie Street, Stratford, ON, N4Z 1A2, Telephone No. (519) 273-0503, and Fax No. (519)273-1684.
The operation at 818 Erie Street is presently based in a 55,000 sq.ft. manufacturing engineering and office facility - producing high quality products for the domestic and export market.

During 1996, the Company formed Applied, a joint venture company, to bring ESCO consulting services to the Canadian marketplace. Applied is owned as to 75% by the Company and 25% by Harri Makivirta. In May 1997, Mr. Makivirta joined the Company full-time, and acts as president of Applied. The consulting services provided by Applied enable the Company to provide ESCO services to its customers, including supplying fluorescent fixtures and reflectors, electronic ballasts, energy efficient bulbs, and performing audits and contract services to the energy efficient fluorescent marketplace.

Applied provides ESCO services to commercial customers. Vision designs and distributes energy efficient fluorescent light fixtures and reflectors to customer specifications and requirements. ADH manufactures and distributes electronic data racks, room sized transformer housings as well as Vision's fluorescent fixtures and reflectors.

The Company designs and manufactures both Vision and ADH products. The Company has catalogued the retrofit specifications for more than 1,500 fluorescent fixtures being used in Canada, as well as the standardization of the electronic data rack components.

In 1998, Alexa incorporated, and now holds a 60% interest in Lexatec, which distributes computer peripherals out of Los Angeles, California. Its business is unrelated to the energy saving products and services otherwise offered by the Alexa and its subsidiaries. Lexatec's business was acquired through the acquisition of a 60% interest in Chakers by the Company in April of 1998 pursuant to an agreement between the Issuer and Chakers' shareholders. This agreement provides, among other things, that Lexatec will, in the future, distribute all of the products which Chakers distributed in the past.

In April 1998, K-Tronik International was formed for the purpose of manufacturing electronic ballasts for the international market, and acquired the existing business of K-Tronik Industries

Inc., a New Jersey company. K-Tronik International carries on its business in Hackensack, New Jersey, and its business is unrelated to that of Vision, ADH and Applied. EPI Energy distributes energy saving lighting products including K-Tronik International ballasts and Vision and ADH lighting products.

In September 1998, K-Tronik International and Lexatec became joint ventures in EPI International, a Korean company incorporated for the purpose of manufacturing, distributing, selling and exporting electronic ballasts, related energy saving products and other lighting products.

Alexa's real estate interests are held by its wholly-owned subsidiary AXA. The Company owns the property on which its manufacturing facility is situated, which includes 26 acres of land available for development or resale. Although it is the Company's intention to develop or sell the excess 26 acres of land in the future, there are no specific plans in place to develop or sell all or any portion of this property at this time.

The Company has seen a significant increase in its revenue in the past year. The increase is attributable for the most part to the acquisition of the business of Chakers but was also due to growth in Alexa's other subsidiaries revenues.

The Company's discussion of its anticipated future operations and other forward looking statements contained in the Form 20-F involve a number of risks and uncertainties. In addition to the factors specifically discussed in context hereafter, factors which could cause actual results to differ materially are changes in economic instability and the Company's ability to obtain financing on acceptable terms when and as requited.

History of Company and its Subsidiaries

Alexa Ventures Inc.                         Incorporated September 8,1986
                                            Jurisdiction of Incorporation - Province of British
                                            Columbia

Initial Public Offering                     July 5, 1987
                                            $160,000 for 400,000 shares
                                            to finance the costs of the public registration and
                                            working capital requirements

Acquisition of Vision Unlimited             April 3, 1991
                                            Constituted a Reverse Take Over
                                            Incorporated August 25,1983
                                            Jurisdiction of Incorporation - Province of Ontario

Acquisition of ADH Custom                   September 30, 1992
Metal Fabricators inc.                      Incorporated June 25,1987
                                            Jurisdiction of Incorporation - Province of Ontario

The Business of the Company

Alexa is a public high technology manufacturing company whose business was established in 1983 and listed on the VSE in 1991 through a RTO. A listing on the TSE followed in October of 1996. Its four main operating subsidiaries are ADH Custom Metal Fabricators Inc. (100% owned by Vision) Vision Unlimited Equipment Inc., K-Troniks Int'l Corp., and Lexatec Inc.. (100% owned by Alexa). These four subsidiaries are structured into five main operating divisions, namely; ESCO related services, room sized transformer and switch housings, Electronic Data Racks, electronic ballast distribution, and computer peripheral brokerage. The operation is presently based in Stratford, Ontario with a 55,000 sq. ft. manufacturing and engineering facility producing high quality product for the domestic and export market.

Alexa has developed a line of Electronic Data Racks for the North American market through ADH. ADH racking is oriented towards the radio communication and small business marketplace. Alexa currently has distributors that sell the product to the end user. These include Anicom and Wesco. These two distributors have significant coverage of the Canadian and U.S. markets and in depth relationships with the rack populators.

Room sized transformer Enclosures (including the worlds largest in Mexico City) and switch housings are custom manufactured to the customer's specifications. Alexa's strengths, in this area, are its engineering expertise and oversize paint facilities.

Alexa currently employs 46 individuals. Its work force in non-unionized. Research & Development is a critical component of Alexa's product development and manufacturing cycle. Using proprietary technology, Alexa designs and manufactures both Applied, Vision, and ADH products. An expenditure has been made during the last 13 years to catalogue the retrofit specifications for the more than 1,500 fluorescent fixtures being used in Canada, as well as, the standardization of the electronic data rack components. Alexa has also invested in an oversized paint application facility to permit the manufacture of room sized transformer and switch housings. all of these efforts have increased product differentiation and resulted in increased sales and gross margin to Alexa.

In summary, Alexa's products, principal markets and methods of distribution are as follows:

Products                            Principal Markets         Methods of Distribution
-------------------------------------------------------------------------------------
ESCO services                       Landlords                 In house direct sales

ESCO Products                       Other ESCOs               In house direct sales and distribution
(Light fixtures, reflectors, &      Landlords                 In house direct sales
electronic ballasts)

Room sized transformer              Other manufactures        In house direct sales
and switch housings

Electronic Data Racks               Electronic                Distributors
                                    Manufactures

Research & Development

Research expenditures are expensed in the year in which they are incurred.

It is the company's policy to defer costs that relate to the development and design of new and modified products. These costs are amortized on a straight-line basis, over their expected future benefit, starting upon commencement of production. When a project is determined to be unsuccessful or abandoned, these costs are expensed at that time.

During the last four fiscal years, Alexa has capitalized the following amounts to Deferred Development costs:

         Fiscal 1998                $      0
         Fiscal 1997                $      0
         Fiscal 1996                $      0
         Fiscal 1995                $ 13,343

Sales and Revenue Analysis

During the last three fiscal years, sales and revenue, from the distribution of the Company's products, have had the following distribution amongst the various activities:

                                       Fiscal 1998    Fiscal 1997    Fiscal 1996
                                       -----------    -----------    -----------
Sales
Computer Peripherals                   $17,938,000            Nil            Nil

Electronic Ballasts                        957,000            Nil            Nil
   Distributed in the U.S.A

Lighting Fixtures & Reflectors
   Distributed in the U.S.A                    Nil    $    11,000    $   554,000
    Distributed in Canada              $   916,000    $   755,000    $   738,000

Data Racks
   Distributed in the U.S.A                168,000         50,000        265,000
   Distributed in Canada                   777,000        801,000        409,000

Fabricated Products
   Distributed in Canada                 1,978,000      2,117,000      2,321,000
                                       -----------    -----------    -----------
Total Sales                            $22,734,000    $ 3,734,000    $ 4,278,000

Item 2. Description of Property

Industrial Facility

The Company's industrial facility is 55,000 square feet of mixed office, manufacturing, and engineering space located in an industrial designated area in Stratford, Ontario. At the time of purchase in October 1994, Alexa renovated the building upgrading the electrical entrance, lighting fixtures, as well as the office and paint facility to meet its manufacturing standards. The factory capacity currently utilizes 40% with presently one work shift. This facility is situated on 31.8 acres of land of which 26 acres is available for development or resale.

The land and property are subject to a first mortgage of $1,213,000.

The factory is a light gauge fabrication facility that produces energy efficient fluorescent lighting fixtures and reflectors, electronic data racks and oversize custom enclosures for the electrical industry.

Item 3. Legal Proceedings

There are no material pending legal proceedings to which the Company is a party or of which any of its subsidiaries of properties are the subject.

Item 4. Control of Registrant

The control for the registrant is held by the following three shareholders:

Title of Class   Identity of Person or Group         Amount Owned     % of Class
--------------------------------------------------------------------------------

Common           Gerry A. Racicot                     3,250,000         23.5
                 124 Anderson St., Woodstock, ON
                 N4S 1B5

Common           Ernest Kolenda                       3,251,000         23.5
                 358 Maple Ave., Georgetown, ON
                 L7G 4S5

Common           Hardstone Holdings                   1,771,000         12.8
                 c/o Sid & Tena Harkema, RR #3,
                 Orillia, ON L3V 6H3

Total Ownership of the Registrant by the above mentioned shareholders is 59.8%

The Company is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government.

The total amount of common shares held by officers and directors as a group are 9,051,176 common shares.

Item 5. Nature of Trading Market

The common shares of the Company were listed for trading on the Toronto Stock Exchange (the "TSE") on October 11, 1996 and, previous to this, on the Vancouver Stock Exchange (the "VSE") on April 3, 1991 under the symbol "AXA".

The following summarizes the high and low prices and the combined trading volume of the Company's common shares on the TSE and VSE for the periods indicated:

--------------------------------------------------------------------------------

Calendar Period            High (Cdn$)          Low (Cdn$)           Volume

--------------------------------------------------------------------------------
Quarter Ended
September 30, 1998            0.69                 0.45              216,500
June 30, 1998                 0.95                 0.45              739,723
March 31, 1998                0.55                 0.25              259,363
December 31,1997              0.75                 0.45              290,571
September 30, 1997            0.65                 0.40              353,000
June 30, 1997                 0.75                 0.45              396,600
March 31, 1997                0.65                 0.50              209,300
December 31,1996              0.90                 0.55              359,400
September 30, 1996            0.90                 0.42              514,648
June 30, 1996                 0.76                 0.52              490,945
March 31, 1996                0.84                 0.65              615,716
Year Ended
December 31, 1995             0.92                 0.32             2,853,162
December 31, 1994             0.90                 0.45             2,218,856
December 31, 1993             0.75                 0.36             2,533,758

--------------------------------------------------------------------------------

Prior to October 11, 1996, all trades were cleared through the VSE and subsequent to that date all trades were cleared on the TSE.

At September 30, 1998, there is no active trading of the common shares in the United States. The following table indicates the approximate number of record holders of common shares with United States Addresses and the portion and percentage of common shares so held in the United States. On such date, 13,815,001 common shares were outstanding.

--------------------------------------------------------------------------------
Total Number     Number of U.S.    Number of Common Shares       Percentage of
 of Holders         Holders             Held in the           Common Shares Held
                                            U.S.                 in the U.S.
--------------------------------------------------------------------------------
     29               6                   380,500                   2.8%
--------------------------------------------------------------------------------

The computation of the number and percentage of common shares held in the United States is based upon the number of common shares held by record holders with United States addresses and by trusts, estates or accounts with United States addresses as disclosed to the Company following inquiry to all record holders known to the trustees, executors, guardians, custodians, or the fiduciaries holding common shares for one or more trusts, estates or accounts. United States residents may beneficially own common shares held of record by non-United States residents.

A substantial number of common shares are held in "Street name" by trustees, executors, guardians, custodians or other fiduciaries, including depositories, brokerage firms, and financial institutions. One brokerage house in the U.S. has holdings of 367,400 common shares. Management is unable to determine the total number of individual shareholders that this represents.

Volatility of Common Share Price

The market price of the common shares of Alexa Ventures Inc. have historically not been highly volatile with a trading range between $0.32 (Cdn.) and $0.90 (Cdn.) during the last five years. In the opinion of management, since 1991, any fluctuations in the stock price is a direct result of its stock being thinly traded over the years since 1991 and whenever a stock broker has taken an interest in Alexa and decided to take a position for its clients, the stock price has fluctuated from $0.32 to 0.90 trading range. Volumes increased when the position was established and again, if and when the position is eliminated, it seems that this occurs more rapidly if there is a market when a position is decreased.

Item 6. Exchange Controls and Other Limitations Affecting Security Holders

Canada has no system of currency exchange controls. There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties, and similar payments, management fees, loan repayments, settlements of trade debts or the repatriation of capital.

The Investment Canada Act (the "ICA"), enacted on June 20,1985, requires prior notification to the Government of Canada on the "acquisition of control" of Canadian businesses by non-Canadian, as defined by the ICA. Certain acquisitions of control, discussed below, are reviewed by the Government of Canada. The term "acquisition of control" is defined as any or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business. The acquisition of the majority of the outstanding shares is deemed to be an "acquisition of control" of a corporation. The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an "acquisition of control" of a corporation unless it can be established that the purchaser will not control the corporation.

Investments requiring notification and review are all direct acquisitions of Canadian business with assets of Cdn. $5,000,000 or more (subject to the comments below on WTO investors) and all indirect acquisitions of Canadian businesses (subject to the comments below on WTO investors) with assets of more than Cdn. $50,000,000 or with assets of between $5,000,000 and Cdn. $50,000,000 which represent more than 50% of the value of the total international transactions. In addition, specific acquisitions or new business in designated types of business activities related to Canada's cultural heritage or national identity could be reviewed if the government of Canada considers that it is in the public interest to do so.

The ICA was amended with the implementation of the agreement establishing the World Trade Organization ("WTO") to provide for special review of thresholds for "WTO investors", as defined in the ICA. "WTO investors" generally means:

(a) an individual, other than a Canadian, who is a member of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member.

(b) governments of WTO members; and

(c) entities that are not Canadian controlled, but which are WTO investor controlled as determined by the rules specified in the ICA.

The special review thresholds for WTO investors do not apply, and general rules described above do not apply, to the acquisition of control of certain types of businesses specified in the ICA, including business that is a "cultural business". If the WTO investor rules apply, an investment in the shares of the Company by whom or from a WTO investor will be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount (the "WTO Review Threshold"). The WTO Review Threshold is adjusted annually by formula relating to increases in the nominal gross domestic product of Canada. The 1996 WTO Review Threshold is Cdn. $168,000,000.

If any non-Canadian, whether or not a WTO investor, acquires control of the Company by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment. A non-Canadian, or not a WTO investor, is required to provide a notice to the government on the establishment of a new Canadian business. If the business of the Company is then a prescribed type of business activity related to Canada's cultural heritage or national identity, and if the Canadian government considers it in the public interest to do so, then the

Canadian government may give a notice in writing within 21 days requiring the investment to be reviewed.

For non-Canadian (other than WTO investors), and indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Company, is reviewable if the value of the assets of the Company is then Cdn. $50,000,000 or more. If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor. Special rules specified in the ICA apply if the assets of the Company is more than 50% of the value of the assets of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly control the Company, and the value of the assets of the company and all other entities carrying on business in Canada, calculated in the manner provided by the ICA and the regulations under the ICA, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transaction of which the acquisition of control of the Company forms a part, then the threshold for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of Cdn. $168,000,000 (n 1996) for a WTO investor or a threshold of CDN. $5,000,000 for non-Canadian other than a WTO investor. If the value exceeds that level the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares by the Company.

If an investment is renewable, an application for review in the form prescribed by the regulations is normally required to be filed with the Director appointed under the ICA (the "Director") prior to the investment taking place and the investment may not be consummated until the review has been completed. There are, however, certain exceptions. Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review. In addition, the Minister (a person designated as such under the ICA) may permit an investment to be consummated prior to completion of the review, if he is satisfied that the delay would cause undue hardship to the acquirer or jeopardize the operations of the Canadian business that is being acquired. The Director will submit the application to the Minister, together with many other information or written undertakings given by the acquirer and any representation submitted to the Director by a province that is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant. Some of the factors to be considered are:

(a) the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada;

(b) the effect of the investment on exports from Canada;

(c) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part;

(d) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada;

(e) the effect of the investment on competition within any industry or industries in Canada;

(f) the compatibility of the investment with national, industrial, economic, and cultural policies;

(g) the compatibility of the investment with national, industrial, economic, and cultural policies taking into consideration industrial, economic, and cultural objectives enunciated by the government of legislature of any province likely to be significantly affected by the investment; and

(h) the contribution of the investment to Canada's ability to compete in world markets.

To ensure prompt review, the ICA set certain time limits for the Director and the Minister. Within 45 days after a completed application has been received, the minister must notify the acquirer that he is satisfied that the investment is likely to be of net benefit to Canada, or that he is unable to complete his review, in which case he shall have 30 additional days to complete his review (unless the acquirer agrees to longer period), or he is not satisfied that the investment is likely to be of net benefit to Canada.

Where the Minister has advised the acquirer that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquirer has the right to make representations and submit undertakings within 30 day of the date of notice (or any period that is agreed upon between the acquire and the Minister). On the expiration of the 30 day period (or the agreed upon extension), the Minister must quickly notify the acquire that he is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the acquirer my not proceed with the investment or, if the investment has already been consummated, must divest itself of control of the Canadian business.

The ICA provides civil remedies for non-compliance with any provision. There are also criminal penalties for breach of confidentiality or providing false information.

Except as provided in the ICA, there are no limitations under the laws of Canada, the Province of British Columbia, or in any constituent documents of the Company on the right of non-Canadians to hold or vote the common shares of the Company.

Item 7. Taxation

A brief description of certain provisions of the tax treaty between Canada and the United Sates is included below, together with a brief outline of certain taxes, including withholding provisions to which United States security holders are subject under existing laws and regulations of Canada and the United States. The consequences, if any, of state and local taxes are not considered. The following information is general, and is not intended to be relied upon with respect to any particular transaction or circumstances.

Canadian federal tax legislation requires a 25% withholding from any dividend paid or deemed to be paid to the Company's non-resident shareholders. However, shareholders resident in the United Sates would generally have this rate reduced to 15% pursuant to the tax treaty between Canada and the United States. The amount of stock dividends paid to non-residents of Canada would be subject to withholding tax at the same rate as cash dividends. The amount of stock dividends (for tax purposes) would generally be equal to the amount by which the paid up capital of the Company had decreased by reason of the payment of such dividend. The Company will furnish additional tax information to shareholders in the event of such dividend. Interest paid or deemed to be paid on the Company's debt securities held by non-Canadian residents may also be subject to withholding tax, depending upon the terms and provisions of such securities any applicable tax treaty.

Gains derived from a disposition of shares of the Company by a non-resident shareholder will be subject to tax in Canada only if not less than 25% of any class of shares of the Company were owned by the non-resident shareholder and/or persons with whom the non-resident did not deal at arm's length at any time during the five year period immediately preceding the dispositions. In such cases, gains derived by a U.S. shareholder from a disposition of shares of the Company would likely be exempt from tax in Canada by virtue of the Canada-U.S. tax treaty.

Item 8. Selected Financial Data

The table in this section sets forth selected consolidated financial data. Such data, for and as of the end of the five previous fiscal periods, is derived from the consolidated financial statements of the Company. The selected financial data is expressed in Canadian dollars.

It should be noted that during the 1993 fiscal year, the Alexa group purchased ADH resulting in an increase in sales from 1992 to 1993 of $3,423,000 and a net income of $266,000. During 1995 fiscal year the financing of the Stratford facility took place resulting in an increase in long term debt of $1,011,000, and increase in assets of $992,000 and an increase in working capital of $196,000.

The selected financial data should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes contained elsewhere in the Registration Statement.

The Consolidated Financial Statements of the Company have been prepared in accordance with Generally Accepted Accounting Principles in Canada ("Canadian GAAP"). These principles, as applied to the Company, do not differ materially from those generally accepted in the united States ("U.S. GAAP"), other than as set out in Note 15 to the Consolidated Financial Statements of the Company.

The Company's last fiscal period was September 30th of the previous year. The following is a summary of certain selected financial information for the Company's most recently completed fiscal period and for the four preceding fiscal periods of the Company.

The figures below are presented in accordance with Canadian GAAP. All fiscal periods are for the full year.

-------------------------------------------------------------------------------------------------------------

                                                              Fiscal periods ended
                                      1998            1997            1996            1995            1994

------------------------------   ------------    ------------    ------------    ------------    ------------
Working Capital                  $  1,169,000    $  1,228,000    $    903,000    $    554,000    $    484,000

Revenues:                          22,734,000       3,734,000       4,278,000       4,611,000       4,480,000
Net Incomes (loss)                     84,000         138,000         274,000         301,000         305,000
Earnings (loss) per                       .01             0.1            0.02            0.02            0.02
 share:

Total assets:                       9,221,000       5,385,000       5,172,000       5,095,000       3,263,000
Long term debt:                     1,477,000       1,326,000         848,000       1,011,000               0
Total liabilities                   5,689,000       2,760,000       2,654,000       2,878,000       1,268,000

Share capital:                      2,176,000       2,176,000       2,176,000       2,175,000       2,165,000
Retained Earnings                     247,000         163,000          25,000        (249,000)       (550,000)
(deficit) :
-------------------------------------------------------------------------------------------------------------
Reconciliation to U.S. GAAP
                                                              Fiscal periods ended
                                      1998            1997            1996            1995            1994

-------------------------------------------------------------------------------------------------------------
Net Income - Cdn. GAAP           $     84,000    $    138,000    $    274,000    $    310,000    $    305,000

Development Costs                         nil             nil             nil         (14,000)       (132,000)
 Capitalized
Amort. of Development                     nil          24,000          61,000          58,000          40,000
Costs
Negotiated Reduction of Debt          424,000             nil             nil             nil             nil
Computer Equipment                        nil             nil          (9,000)         (5,000)         (5,000)
Deferred Tax Adj                          nil         (11,000)        (17,000)        (11,000)         29,000
                                 ----------------------------------------------------------------------------

Net Income - U.S. GAAP                508,000         151,000         312,000         325,000         237,000

Retained Earnings  (Deficit)
Closing balance - Cdn                 247,000         163,000          25,000        (249,000)       (550,000)

GAAP

Negotiated Reduction of Debt          424,000             nil             nil             nil             nil
Adj. re: Development Costs                nil             nil         (24,000)        (85,000)       (129,000)
Adj. re: Depreciation                 (30,000)        (30,000)        (30,000)        (24,000)        (15,000)
Expense
Deferred Tax Adjustment                12,000          12,000          15,000          32,000          43,000
Closing balance - U.S.                653,000         145,000         (14,000)       (326,000)       (651,000)
GAAP

Total Assets per Cdn                9,221,000       5,385,000       5,172,000       5,095,000       3,262,000
GAAP

Adj. Development Costs                    nil             nil         (24,000)        (85,000)       (129,000)
Adj. Depreciation expense             (30,000)        (30,000)        (30,000)        (24,000)        (15,000)
Deferred Tax Adjustment                12,000          12,000          15,000          32,000          43,000

Total Assets per US GAAP            9,203,000       5,367,000       5,133,000       5,018,000       3,162,000

Dividend Policy

The Company has not paid dividends on the common shares in any of its last five fiscal years. The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company's financial position at the relevant time. All of the common shares of the Company are entitled to an equal share in any dividends declared and paid.

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity

Since 1993, Alexa has stabilized its current ratio from 1.38 on September 30, 1994 to 1.28 on September 30, 1998. The Company's long term debt has also increased from $1,011,000 on September 30, 1995 to $1,477,000 on September 30, 1998. The Company's debt to equity ratio has increased from 0.69 on September 30, 1994 to 1.86 on September 30, 1998. This increase was due to the purchase of the manufacturing facilities in Stratford, Ontario and the subsequent refinancing of long term debt, as well as the computer peripheral division of Lexatec Inc. having high balances of Accounts Receivable and Accounts Payable. The Company generates profits from operations since September 30, 1993. The Company has also had positive cash flow from operation since September 30, 1993, with the exception of fiscal year 1995, where an increase in accounts receivable caused a cash outflow from operations of $435,000.

Alexa's internal and external sources of liquidity includes unused portion of operating line of credit, refinancing of property and building, possible sale lease back of equipment and an equity issue of share capital. On August 12,1997, Alexa refinanced its building, increasing its mortgage on the property and land from $513,000 to $1,300,000. As well, the operating line was increased from $1,250,000 to $1,750,000. Alexa has no immediate or intermediate plans to refinance its equipment through a sale leaseback, refinance property and building or raise capital through an equity issue.

The Company does not foresee any known demands, commitments, events or uncertainties that will result in a significant change in the registrant's liquidity in the near term.

Capital Resources

The Company does not have any material commitments for capital expenditures as of the end of the last fiscal period or at any subsequent interim period.

The Company does not foresee any material change in the mix between equity, debt, of off balance sheet financing arrangements. The Company expects to arrange financing prior to any future acquisitions, of which, none is currently committed or in the negotiation phase.

Results of Operations

During the year, Sales and Net Income have increased from $3,292,000 and $138,000 to $22,734,000 and $84,000, respectively as a result of the Company's restructuring. The cash flow from operations have increased from $57,000 to $175,000 as a result of an increase in ballast inventory to support the new ballast business. The increase in sales was a result of the purchase of Lexatec Inc..

The Company's investing activities remain high in 1998 amounting to $1,359,000 versus $468,000 in 1997 as a result of actively pursuing corporate acquisition targets. Financing activities increased from a negative $592,000 to a positive $598,000 as a result of refinancing the long term debt. The increase in long term debt was based on 60% of value as determined by a fair market valuation of the land and building in Stratford being $1,975,000, an unrealized increase in shareholder's equity of approximately $1,200,000.

Expanded Corporate Mission

Alexa's mission to date has encompassed designing and manufacturing high technology, specialty manufactured products engineered and produced on a custom basis as a supplier to the ESCO market. It has significant experience and relationships in the ESCO market and considerable engineering and manufacturing knowledge and capability.

Alexa believes that it can grow faster and more profitably by becoming an integrated North American ESCO, with the ability to control the entire product process through production, marketing and installation. In this way it can also better leverage its light fixtures and reflector capabilities through the rapidly growing fluorescent lighting retrofit market.

Background

The Company is a public high technology manufacturing company established in 1983 and listed on the VSE in 1991 and a Toronto Stock Exchange listing in 1996. Gerry Racicot look over as President in 1991. Keith Attoe joined Alexa as CFO and Director in 1995 and Walter A Keyser (a director of AGF Management) joined as Chairman of the Board of Directors and a Director in 1996. The operations recently relocated to Stratford, Ontario in a 55,000 square foot manufacturing and engineering facility that Alexa acquired in 1995, producing a high quality product for the domestic and export market.

Its five main operating subsidiaries are:

o     Vision Unlimited Inc.;
o     Applied Lighting Technologies Inc.; and
o     ADH Custom Metal Fabricators Inc.
o     Lexatec Inc.
o     K-Tronik Int'l Corp.

ADH was purchased in 1993, and the unprofitable operations were turned around in six months. The work-force, totaling about 45, is non-unionized.

ESCO Services - Vision Unlimited and Applied Lighting

An energy saving corporation (ESCO) seeks to reduce operating costs for its mainly commercial customers. by carefully analyzing its lighting needs and coming up with a lower cost solution. Alexa is not only a supplier to ESCO's but has a long term strategy to become a fully-integrated ESCO itself and in conjunction with its current customer base, specializing in fluorescent lighting. Some of Alexa's customers include Honeywell, Johnson Controls, Landis & Gyr, and other ESCO's throughout North America.

Vision's products offer up to 95% efficiency compared to 60% - 65% efficiency in conventional fixtures, according to the Company. They were the first products of their type that have received accreditation by Powersmart, the international organization governing energy efficient technologies, and which is used by many local utilities in developing their approved supplier lists. As part of its inventory of skills, a significant expenditure has been made during the past 13 years to catalogue the retrofit specifications for the more than 1,500 fluorescent fixtures being used in North America.

For a typical contract, Alexa, through the Applied Joint venture, performs a lighting "audit" and through Vision Unlimited provides high energy ballasts, reflectors, and bulbs. ADH may provide reflectors, ballasts, and other components according to the nature of the contract.

ADH Custom Metal Fabricators

ADH manufactures a range of electronic data racks, electrical switch boxes and transformer housings.

Electronic data racks are manufactured for C-Can Power Systems Inc., Texan Cable and Wesco Inc.. Transformer enclosures are manufactured for Hammond Manufacturing Inc.. Switch enclosures are manufactured for ABB Canada, Automatic Switch co., and Lumacel Inc..

Growth Strategy - Vision and Implementation

Alexa is an ESCO (Energy Saving Company) and technology manufacturing company established in 1983, listed on the TSE in 1996 and on the VSE in 1991. Its four main divisions are ADH Custom Metal Fabricators Inc., Lexatec Inc., K-Tronik Int'l Corp., and Vision Unlimited Equipment Inc.. Vision Unlimited designs energy efficient fluorescent lighting products. Alexa has a joint venture subsidiary known as Applied Lighting Technology Inc.. Applied provides a lighting audit services, ballasts, and bids on lighting retrofit contracts. ADH manufactures a range of products such as electronic data racks, ticket event dispensers and Vision Unlimited's products.

The growth in sales from 1992 to 1997 was 1,769% with sales increasing from $211,000 to $3,734,000. This sales figure also includes a planned reduction in low margin custom fabrication and an increase in standard product lines that have higher margin and a stable distributor base. Alexa is continuing to pursue increased distribution of current standard products and to build other standard lines within the parameters of its positive operating cash flow. The integration of its ESCO services is an important part of Alexa's strategy to increase market penetration into the energy efficient lighting area and to also stabilize sales growth in the future.

Outlook

The potential market for energy efficient lighting is about $3 billion annually. The potential retrofit market, whereby existing building built before high energy efficient components were developed in the early-mid 1980's could have their lighting made more efficient, is in excess of $100 billion in the US alone, and the annual market in Canada exceeds several billion dollars, according to the company. This retrofit market is driven by four factors:

1. The desire of landlords to upgrade older buildings and regional shopping centers in order to stave off declining occupancy rates. A significant factor in attracting quality tenants to commercial office and industrial space is a reduced common area charge to the tenants. This is currently a driving factor of the retrofit industry as buildings continue to have their lighting design and total fixtures retrofitted.

2. The energy crisis of the 1970's and 1980's, which increased energy prices many-fold, squeezed traditionally low profit margins in the commercial real-estate rental/lease market.

3. The desire of public sector buildings, such as universities, schools, and hospitals to reduce costs and improve efficiency. The cash-strapped nature of this sector has met with a creative solution whereby many of Alexa's larger customer's finance the costs of the retrofit against a participation in the ongoing savings. This stretches out slightly the typical 2.2 year pay-back on these projects, but sill leaves them well within an election mandate period.

4. The development in the early-mid 1980's of high energy efficient lighting components (ballasts, tubes, reflectors) opened the door to retrofitting as a viable strategy for commercial landlords.

Effects of Inflation

In the Company's view, at no time during any of the last five fiscal years have inflation or changing prices had a material impact on the Company's sales, earnings or losses from operations, or net income.

U.S. Generally Accepted Accounting Principles

U.S. GAAP principles do not differ materially from Canadian GAAP principles, as applied to the Company, other than as set forth in Note 15 to the Audited Consolidated Financial Statements of the Company.

Item 10. Directors and Officer of Registrant

The directors of the Company are elected by the shareholders at each Annual General Meeting and typically hold office until the next Annual General Meeting at which time they may re-elect or be replaced.

The articles of the Company permit the directors to appoint directors to fill any casual vacancies that may occur on the board. The articles of the Company also permit the directors to add additional directors of the board between successive Annual General Meeting so long as the number appointed does not exceed more than one third of the number of directors appointed at the last Annual General Meeting. Individuals appointed as directors to fill casual vacancies on the board or added a s additional directors hold office like any other director until the next Annual General Meeting at which time they may be re-elected or replaced.

Other than receiving stock options from time to time, the directors of the Company are not compensated for serving as directors (see "options to Purchase Securities from Registrant or Subsidiaries - Stock Options").

The following is a list of the current directors and senior officers of the Company, their municipalities of residence, their current position with the Company and their principal occupations:

Name                  Address          Office Held       Number of shares of
                                                         each class of the
                                                         applicant beneficially
                                                         owned
-------------------------------------------------------------------------------
Ernest A. Kolenda   358 Maple Ave.     Secretary &          3,251,000
                    Georgetown, ON     Director
                    L7G 4S5

Director since March 28, 1991. Earnest Kolenda has extensive experience in sales, communication and administration through the marketing of products and services in industrial, manufacturing, building and retail Industries (K10 Enterprise Inc. family owned security mirror business). Ernest formed Vision Unlimited Equipment Inc., in 1982 to market MorVue fluorescent reflectors and provide research for further development of the product line.

Gerry A. Racicot    124 Anderson St.   President, C.E.O.,   3,250,676
                    Woodstock, ON      & Director
                    N4V 1B5

Director Since August 21, 1992. Gerry Racicot has a long career in administration, management, and self employment. The majority of these years were spent as an Investment Account Executive at a major Canadian brokerage house (Burns Fry), import/export wholesale distribution (coast to coast distribution) and retail business (Red Mountain Holdings Inc. - Stedmans).

Walter A. Keyser    56 Clarendon Ave.  Director               418,500
                    Toronto, ON
                    M4V 1J1

Director since February 23,1996. Walter Keyser is a principal of W.A. Keyser Associates and a director of AGF Management Inc., the management arm of the AGF group of mutual funds. Walter is also very involved in project financing for real estate, as well as founding Canada's first real estate mutual fund in the mid 1970's.

Sydney S. Harkema   R.R. # 3           Director             1,771,000
                    Orillia, ON
                    L3V 6H3

Director since August 21, 1992. Sydney Harkema founded and built one of Canada's largest privately owned transport and express companies (Harkema Trucking Group). He served as President and Chairman of the Board for 27 years. He has since sold the entire trucking operation, cartage equipment and all 18 terminals located throughout the country and has devoted his time to public service organizations (principally as Chairman of the Huntley St. Group of Ministries).

Keith Attoe        23 Prince George     C.F.O. & Director      350,000
                   Islington, ON
                   M9A 1X9

Director since February 23, 1996. Keith Attoe is a Chartered Accountant Practicing in the City of Toronto for the previous 11 years. Keith's expertise extends to corporate financing, project financing, portfolio management, US/CDA tax planning, investment strategy and treasury management. Keith's clients have included CN, Deloitte Touche and the Mondev group of companies, a major real estate developer in Montreal.

Robert Hoegler     Suite 604            Director                   nil
                   7040 Granville Ave.
                   Richmond, B.C.
                   V6Y 3W5

Director since February 23, 1996. Robert Hoegler is an independent businessman residing in Vancouver, B.C.. Robert's operates a successful public relations firm in the junior industrial sector group of companies under his own name.

Paul Bates         243 Alscot Cres.     Director                10,000
                   Oakville, ON
                   L6J 4R5

Director since December 1996. Paul Bates is Founder and President of Priority Brokerage and Porthmeor Securities Inc. and a Governor of the Toronto Stock Exchange.

There are no arrangements of understandings between any of the officers of directors of the Company as to their election or employment, and no family relationships.

Item 11. Compensation of Directors and Officers

Gerry A. Racicot, Ernest A. Kolenda and Keith Attoe (President, Secretary, and C.F.O. respectively of the Company and all are Directors) are paid an annual aggregate remuneration of $138,000.

There was no difference between the fair value of the stock on the date of the grant of the options and the exercise price of the options for any options issued to officers or directors.

There are no other arrangements in addition to or in lieu of any standard arrangement under which Directors of the Company were compensated by the Company during the most recently completed financial year for their services in the capacity as Directors of the Company.

No options were exercised during the Company's most recently completed financial year by any named Executive Officers.

No plan exists, and no amount has been set aside or accrued by the Company or nay of its subsidiaries, to provide pension, retirement or similar benefits for directors and officers of the Company, or any of its subsidiaries.

Item 12. Options to purchase Securities from Registrant of Subsidiaries

Number of common shares                       Purpose of                           Description
authorized for issuance as at               Authorization
date of application @ strike price
------------------------------------------------------------------------------------------------------------------
50,000 common shares                         Stock Option            By agreement dated September 17, 1996,
@ $0.85 per share                                                    James Edward Lalonde was Granted Options
                                                                     to purchased 50,000 shares, exercisable
                                                                     until April 17, 1999

50,000 common shares                         Stock Option            By agreement dated September 15, 1995
@ $0.60 per share                                                    Keith Attoe was granted an option to
                                                                     purchase 50,000 shares exercisable until
                                                                     September 8, 2000

100,000 common shares                        Stock Option            By agreement dated November 13, 1995,
@ $0.90 per share                                                    Keith Attoe was granted an option to
                                                                     purchase 100,000 shares exercisable until
                                                                     November 11, 2000

50,000 common shares                         Stock Option            By agreement dated October 3, 1995, Walter
@ $0.70 per share                                                    Keyser was granted an option to purchase
                                                                     50,000 shares exercisable until September
                                                                     30, 2000

15,000 common shares                         Stock Option            By agreement date November 7, 1995,
@ $0.85 per share                                                    Beverly Boorsma was granted an option to
                                                                     purchase 15,000 shares exercisable until
                                                                     November 7, 2000

50,000 common shares                         Stock Option            By agreement dated April 18, 1997, Ken
@ $0.55 per share                                                    Rampersad was granted an option to
                                                                     purchase 50,000 shares exercisable until
                                                                     May 1, 2000

100,000 common shares                        Stock Option            By agreement dated April 18,1997, Keith
@ $0.85 per share                                                    Attoe was granted an option to purchase
                                                                     100,000 shares exercisable until April 17,
                                                                     2000

10,000 common shares                         Stock Option            By agreement dated December 13, 1996, Paul
@ $0.75 per share                                                    Bates was granted an option to purchase
                                                                     10,000 shares exercisable until December
                                                                     13, 1998


100,000 common shares                        Stock Option            By agreement dated April 18, 1997, Walter
@ $0.85 per share                                                    A. Keyser was granted an option to
                                                                     purchase 100,000 shares exercisable until
                                                                     April 17, 2000

50,000 common shares                         Stock Option            By agreement dated April 17, 1997, Ken
@ $0.85 per share                                                    Rampersad was granted an option to
                                                                     purchase 50,000 shares exercisable until
                                                                     April 17, 2000

30,000 common shares                         Stock Option            By agreement dated April 17, 1997,
@ $0.85 per share                                                    Dingeman Kleppe was granted an option to
                                                                     purchase 30,000 shares exercisable until
                                                                     April 17, 2000

200,000 common shares                        Stock Option            By agreement dated April 2, 1998, Robert
@ $0.60 per share                                                    Kim was granted an option to purchase
                                                                     200,000 shares exercisable until April 17,
                                                                     2000.

50,000 common shares                         Stock Option            By agreement dated April 2, 1998, Steve
@ $0.60 per share                                                    Kim was granted an option to purchase
                                                                     50,000 shares exercisable until April 17,
                                                                     2000.

50,000 common shares                         Stock Option            By agreement dated August 6, 1998, Philip
@ $0.80 per share                                                    Cassis was granted an option to purchase
                                                                     50,000 shares exercisable until April 17,
                                                                     2000.

25,000 common shares                         Stock Option            By agreement dated June 25, 1998, Cheon
@ $0.80 per share                                                    Hong Kim was granted an option to purchase
                                                                     25,000 shares exercisable until April 17,
                                                                     2000.

25,000 common shares                         Stock Option            By agreement dated May 6, 1998, Robert
@ $0.75                                                              Hoegler was granted an option to purchase
                                                                     25,000 shares exercisable until April 17,
                                                                     2000.

The Company has granted stock options officers and directors for a total of 905,000 common shares.

1,933,000 common shares                       Shares reserved pursuant under the
                                              Stock Plan for which options have
                                              not been granted.

Item 13. Interest of Management in Certain Transactions

No director, executive officer nor any of their associates or affiliates is or as had an interest in material transactions of the Company.

Item 14. Description of Securities

Not Applicable

Item 15. Defaults Upon Senior Securities

Not Applicable

Item 16. Changes in Securities and Changes in Security for Registered Securities

Not Applicable

                                    PART IV

Item 17. Financial Statements

Not Applicable

Item 18. Financial Statements and Exhibits

Financial Statements

The following financial statements are attached to and form part of the Registration Statement:

Management Review

Auditors Report

Audited Consolidated Financial Statements of the Company

                      For the year ended September 30,1998

Signatures

                                MANAGEMENT REVIEW

      As announced mid-year (2nd quarter) 1998, Alexa purchased a 53 % interest in K-Tronik Int'l Corporation, and 60 % interest in Chakers, Inc.

      During the third quarter, Alexa continued to manage its high growth through acquiring North American distribution and facilitating the implementation of in-house manufacturing, K-Tronik, a North American distributor of electronic ballasts, continued to implement the commencement of it's manufacturing facility in South Korea. During the third quarter, K-Tronik received UL, CSA, and KO certification for it's complete line of electronic ballasts. Sales remain strong and distribution continues to grow with a broad customer base.

      Robert Kim, the president of K-Tronik, has enjoyed success for previous ballast manufacturing building their sales to $15,000,000,000 US within 24 months and is well regarded in the industry.

      During the year, Alexa consolidated two of it's Korean divisions. Energy Products Inc. (manufacturer of electronic ballasts) and Energy Products International Corp. (Korean sales arm of energy saving products) under Energy Products International Corp. and changed the name of K-Troniks Inc. to K-Tronik Int'l Corporation to better amplify it's international electronic ballast sales criteria.

      During the third quarter, Alexa's involvement with Chakers Inc. was restructured. The business of Chakers, Inc. now operates as Lexatec VR systems, Inc. and Alexa's ownership interest remains 60%. Lexatec VR Systems, Inc. continues distribution of computer peripherals throughout the USA fro it's Los Angeles, CA base. Lexatec's year end will now correspond with Alexa's year end.

      To maintain sales growth obtained in 1998 and enhance future profitability Alexa, in the fourth quarter, (August 11, 1998) announced it had entered into an agreement engaging CM Oliver & Company Ltd. as agent for a public offering by ways of a prospectus to raise a minimum $ 2,000,000 to a maximum $ 3,000,000. The offering shall be of units comprised of one common share and one share purchase warrant entitling the holder to purchase one additional common share of the company for a period of 18 months from the date of closing of the offering.

      Alexa is currently waiting for the final prospectus clearance from the appropriate regulatory bodies.

      During the 1998 year, revenue increased 508% from $ 3,734,000 to $ 22,734,000. Cash flow from operations increased 207% from $ 57,000 to $ 175,000. Net income before provisions for income tax increased 40% from $ 164,000 to $ 230,000 with net income for the year at $84,000 vis a vis of $ 138,000 in 1997. The corporations debt/equity ratio is 1.86:1. Shareholders equity increased 20% from $ 2,556,000 to $ 3,064,000.

ALEXA VENTURES INC.


/s/ G.A. Racicot                                         /s/ K. Attoe, C.A.

G.A. Racicot                                             K. Attoe, C.A.
Chief Executive Officer                                  Chief Financial Officer

                    [LETTERHEAD OF MONTEITH, MONTEITH & CO.]

                                AUDITORS' REPORT

To the Shareholders of
  Alexa Ventures Inc.

      We have audited the consolidated balance sheets of Alexa Ventures Inc. as at September 30th, 1998 and 1997 and the consolidated statements of operations and retained earnings, and changes in cash position for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

      These financial statements have been prepared in accordance with accounting principles generally accepted in Canada. For a reconciliation to financial results expressed in accordance with accounting principles generally accepted in the United State of America, see Note 15.

      In our opinion, these financial statements present fairly, in all material respects, the financial position of Alexa Ventures Inc. as at September 30th, 1998 and 1997 and the results of its operations and the changes in its cash position for the years then ended in accordance with generally accepted accounting principles.


                           /s/ Monteith, Monteith & Co

                             CHARTERED ACCOUNTANTS

Stratford, Ontario,
February 9th, 1999.

                    [LETTERHEAD OF MONTEITH, MONTEITH & CO.]

                                                       March 19th, 1999

The Securities and Exchange Commmission,
455th Street, North West,
Washington, D.C.  20549
U.S.A.

Dear Sirs:

      We hereby consent to the use of our audit opinion, dated February 9th, 1999 and appended to the consolidated financial statements of Alexa Ventures Inc. for the year ended September 30th, 1998, as an inclusion in an exhibit in Form 20-F.

                                        Sincerely,


                                        /s/ Monteith, Monteith & Co

                                        MONTEITH, MONTEITH & CO

RBL:klp

                               ALEXA VENTURES INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                               September 30th 1998

                               ALEXA VENTURES INC.
                                      INDEX
                               September 30th 1998

Auditor's Report

Consolidated Financial Statements

              Balance Sheet

              Statement of Operations and Retained Earnings

              Statement of Changes in Financial Position

              Notes to Financial Statements

                                                                   Statement # 1
                                 ALEXA VENTURES
                           CONSOLIDATED BALANCE SHEET
                     for the year ended September 30th 1998

                                     ASSETS
                                                                               1998         1997
                                                                               ----         ----
                                                                                 $            $
Current Assets:                                                                  146,000        2,000
     Cash                                                                      2,093,000      774,000
     Accounts Receivable                                                       2,969,000    1,843,000
     Prepaid Expenses                                                             43,000       25,000
     Due from Related Parties (Note 2)                                           130,000       18,000
                                                                              ----------   ----------

Total Current Assets:                                                          5,381,000    2,662,000
Long-term Investments (Note 3)                                                   342,000      192,000
Capital (Note 4)                                                               2,877,000    2,002,000
Other (Note 5)                                                                   621,000      529,000
                                                                              ----------   ----------
Total Assets:                                                                  9,221,000    5,385,000
                                                                              ==========   ==========
                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current:
     Bank Indebtedness (Note 6)                                                1,448,000      718,000
     Accounts Payable and
       Accrued Liabilities                                                     2,362,000      476,000
     Income Taxes Payable                                                         72,000       45,000
     Current Portion of Long-term Debt (Note 7)                                  227,000       87,000
     Current Portion of Capital lease
       Obligation  (Note 8)                                                      103,000      108,000
                                                                              ----------   ----------
Total Current Liabilities:                                                     4,212,000    1,434,000
                                                                              ----------   ----------
Long-term:
     Long-term Debt (Note 7)                                                   1,460,000    1,206,000
     Obligation under Capital Lease  (Note 8)                                     17,000      120,000
                                                                              ----------   ----------
Total Long-term Liabilities:                                                   1,477,000    1,326,000
                                                                              ----------   ----------
Deferred Income Taxes (Note 9)                                                   176,000      143,000
                                                                              ----------   ----------
Non-controlling Interest (Deficit)                                               292,000      (74,000)
                                                                              ----------   ----------
Shareholders' Equity:
     Share Capital (Note 10)                                                   2,176,000    2,176,000
     Contributed Surplus (Note 11)                                               641,000      217,000
     Retained Earnings (Statement 2)                                             247,000      163,000
                                                                              ----------   ----------
Total Shareholders' Equity                                                     3,064,000    2,556,000
                                                                              ----------   ----------
Total Liabilities and Shareholders' Equity                                     9,221,000    5,385,000
                                                                              ==========   ==========

On Behalf of the Board:


/s/ K. Attoe, C.A.      Director
-----------------------


/s/ G.A. Racicot        Director
-----------------------

                            (SEE ACCOMPANYING NOTES)

                               ALEXA VENTURES INC.
           CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS
                     for the year ended September 30th 1998

                                                                   Statement # 2

                                                            1998         1997
                                                               $            $
Sales                                                 22,734,000    3,734,000

Cost of Sales                                         19,442,000    2,565,000
                                                      ----------   ----------
Gross Margin                                           3,292,000    1,169,000
                                                      ----------   ----------
Expenses:
     Operations and Administrative                     2,482,000      642,000
     Amortization of Capital Assets                      191,000      143,000
     Amortization of Goodwill and Other                   51,000       39,000
     Interest of Long-term Debt                          109,000       73,000
     Other Interest and Bank Charges                     108,000      108,000
     Management Fees Paid by Subsidiaries                121,000           --
                                                      ----------   ----------
                                                       3,062,000    1,005,000
                                                      ----------   ----------
Income before Provision for Income Taxes                 230,000      164,000
                                                      ----------   ----------
Provision for Income Taxes: (Note 12)
     Current                                              71,000       49,000
     Deferred                                             34,000       51,000
                                                      ----------   ----------
                                                         105,000      100,000
                                                      ----------   ----------
Income before Non-controlling Interest                   125,000       64,000
Non-controlling Interest                                  41,000      (74,000)
                                                      ----------   ----------
Net Income for the Year                                   84,000      138,000
Retained Earnings - Beginning of the Year                163,000       25,000
                                                      ----------   ----------
Retained Earnings - End of Year (Statement 1)            247,000      163,000
                                                      ==========    =========

Earnings per share:
     Basic                                                   .01          .01
                                                      ==========    =========
     Fully Diluted                                           .00          .01
                                                      ==========    =========

                            (SEE ACCOMPANYING NOTES)

                               ALEXA VENTURES INC.
             CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
                     for the year ended September 30th 1998
                                                                   Statement # 3

                                                                 1998          1997
                                                                    $             $
Cash Provided by (Used In) Operating Activities:
     Net Income for the Year                                   84,000       138,000
     Items not Involving Cash:
        Amortization                                          242,000       208,000
        Deferred Income Taxes                                  34,000        51,000
        Changes in Non-cash Working Capital
Balances:
          Accounts Receivable                              (1,319,000)      283,000
          Inventory                                        (1,126,000)     (648,000)
          Prepaid Expenses                                    (18,000)       46,000
          Accounts Payable and Accrued liabilities          1,886,000        16,000
          Income Taxes Payable                                 27,000        45,000
          Deferred Income Taxes                                (1,000)       (8,000)
          Non-controlling Interest                            366,000       (74,000)
                                                           ----------    ----------
                                                              175,000        57,000
                                                           ----------    ----------
Investing Activities:
     Purchase of Capital Assets                            (1,066,000)      (26,000)
     Long-term Investments                                   (150,000)          000
     Purchase of Other Assets                                (143,000)     (442,000)
                                                           ----------    ----------
                                                           (1,359,000)     (468,000)
                                                           ----------    ----------
Financing Activities:
     Increase (decrease) in Long-term Debt                    394,000       515,000
     Advances from (Repayments to) Related Parties           (112,000)       86,000
     Increase (decrease) in Capital Lease Obligation         (108,000)       (9,000)
     Contributed Surplus                                      424,000            --
     Issuance of Share Capital                                     --            --
                                                           ----------    ----------
                                                              598,000       592,000
                                                           ----------    ----------
Increase (decrease) in Cash during the Year                  (586,000)      181,000

Cash Position - beginning of the Year                        (716,000)     (897,000)
                                                           ----------    ----------
Cash Position - End of the Year                            (1,302,000)     (716,000)
                                                           ==========    ==========
Analysis of Cash Position:
     Cash                                                     146,000         2,000
     bank Indebtedness                                     (1,448,000)     (718,000)
                                                           ----------    ----------
                                                           (1,302,000)     (716,000)
                                                           ==========    ==========

                            (SEE ACCOMPANYING NOTES)

                               ALEXA VENTURES INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                               September 30th 1998

1.    Significant Accounting Policies:

      (a)   Nature of Business:

            The company is incorporated under the laws of British Columbia and is engaged in the manufacture and/or distribution of energy-efficient lighting fixtures and electronic ballasts, computer peripherals and custom fabricated metal products.

      (b)   Principles of Consolidation:

            The accompanying consolidated financial statements include the accounts of Alexa Ventures Inc. and its subsidiary companies listed in Note 2. All significant intercompany transactions and balances have been eliminated upon consolidation.

      (c)   Inventory:

            Inventory is valued at the lower of cost and net realizable value determined on a first-in, first-out basis.

      (d)   Capital Assets:

            Capital assets are recorded at cost. Amortization is calculated on the declining-balance basis at the following annual rates:

            Building                          -   4%
            Machinery and Equipment           -   5 - 10%
            Automotive Equipment              -   30%
            Computer Hardware                 -   20% (Previously 10%)
            Computer Software                 -   20% (Previously 10%)
            Deferred Factory Startup Costs    -   20% straight line basis
            Leasehold Improvements            -   10% straight line basis

            The change in the rate of depreciation of computer equipment has been treated prospectively.

      (e)   Income Taxes:

            Income taxes are provided for using the taxes payable method of tax deferral which relates the tax provision to the accounting income for the year based on the tax rates expected to be in effect at the time of realization.

                               ALEXA VENTURES INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                               September 30th 1998

1.    Significant Accounting Policies: (Continued)

      (f)   Long-term Investments:

            The company's 50% equity in 1034005 Ontario Limited is accounted for at cost as active operations have not yet commenced.

            The company's portfolio interest in Uniqrypt Technologies Inc. is accounted for at cost.

            The company's 33% interest in Cognitive Finance Inc. is accounted for at cost as the company is closely held and Alexa Ventures Inc. does not have significant influence.

      (g)   Other Assets:

            Goodwill is amortized on a straight-line basis for ten years. (Forty years for acquisitions prior to 1997).

            Deferred finance charges relating to a pending issue of share capital will be amortized over three years once the issue is complete.

            The initial listing fee for the Toronto Stock Exchange is recorded at cost and is being amortized over 10 years on a straight-line basis.

            Franchise and manufacturing rights will be amortized on a straight-line basis over 10 years once active manufacturing and franchising operations commence.

      (h)   Revenue Recognition:

            Sales are recorded upon shipment to customers. Fees are recognized as services are rendered

      (I)   Consolidated Statement of Changes in Financial Position:

            This financial statement complies with International Accounting Standard No. 7.

                               ALEXA VENTURES INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                               September 30th 1998

2.    Related Party Transactions:

Alexa Ventures Inc. is related to the following corporations:

  Name of Corporation                             Nature of Relationship
--------------------------------------------------------------------------------
  Vision Unlimited Equipment                      100% Subsidiary
  ADH Custom Metal Fabricators Inc.               100% Subsidiary of Vision
                                                  Unlimited Equipment Inc.
  Alexa Properties Inc.                           100% subsidiary
  Applied Lighting Technology Inc.                75% Subsidiary
  Energy Products International Inc.              75% Subsidiary
  International Ballast Corp.                     100% Subsidiary
  K-Tronik Int'l Corp.                            53% Subsidiary
  Lexatec VR Systems Inc.                         60% Subsidiary
      (formerly Chakers, Inc.)
  EPI International Corporation (Korea)           57% owned through
                                                  K-Tronik and Lexatec
                                                  VR Systems Inc.

All transactions within the corporate group are in the normal course of business, are transacted at fair market value, are recorded at the carrying value at the time, and are eliminated upon consolidation. Intercompany balances at the financial statement date are also eliminated upon consolidation.

Service fees paid to corporations owned by four Alexa Ventures Inc. management personnel during the period totaled $159,500 (1997: $159,500).

Balances receivable from related parties at year end are comprised of loans to officers of Lexatec VR Systems Inc. ($122,500; repayable within one year without interest) and advances of Richfield Black SA, a presently inactive joint venture ($17,900; without interest or specific terms of repayment).

3.    Long-term Investments:

                                                            1998          1997
                                                     -----------  ------------
                                                               $             $
 Investment in 1 of 2 outstanding common shares          175,000       175,000
 and 175,000 of 300,000 outstanding special shares
 of 1034005 Ontario Limited
 Portfolio Investment in Uniqrypt Technologies Inc.       17,000        17,000
 33 % Equity Investment in Cognitive Finance Inc.        150,000            --
                                                     -----------  ------------
                                                         342,000       192,000
                                                     ===========  ============

                               ALEXA VENTURES INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                               September 30th 1998

4.    Capital Assets:

                                                                     1998                                    1997
                                     -------------------------------------------------------------------------------
                                               Cost               Accumulated           Net Book           Net Book
                                                                  Amortization          Value              Value
                                     -------------------------------------------------------------------------------
                                              $                      $                  $                  $
Land                                            159,000                     --            159,000            159,000
Building                                        556,000                 74,000            482,000            502,000
Deferred Factory Startup Costs                  763,000                     --            763,000                 --
Machinery and Equipment                       1,836,000                807,000          1,029,000          1,088,000
Furniture and Fixtures                          161,000                 97,000             64,000             14,000
Automotive Equipment                            148,000                 19,000            129,000              1,000
Leasehold Improvements                          253,000                 89,000            164,000            185,000
Computer Hardware                               136,000                 68,000             68,000             45,000
Computer Software                                52,000                 33,000             19,000              8,000
                                     -------------------------------------------------------------------------------
                                              4,064,000              1,187,000          2,877,000          2,002,000
                                     ===============================================================================

The following assets held under capital lease are included in capital assets as described above. This equipment is amortized at rates equal to rates for similar equipment.

                                                               1998                                   1997
                                     -------------------------------------------------------------------------------
                                         Cost               Accumulated           Net Book          Net Book
                                                           Amortization           Value             Value
                                     -------------------------------------------------------------------------------
                                         $                 $                    $                 $
Machinery and Equipment                     324,000              62,000           262,000           277,000
Computer Hardware                            33,000              16,000            17,000            22,000
Leasehold Improvements                       79,000              28,000            51,000            60,000
                                     -------------------------------------------------------------------------------
                                            436,000             106,000           330,000           359,000
                                     ===============================================================================

5.    Other:

                                                        1998           1997
                                                    --------------------------
                                                      $                $
Goodwill                                                471,000        324,000
Deferred Finance Charges                                 20,000             --
Deferred Charges - Pre-acquisition Costs                     --        133,000
Initial Listing Fee - T.S.E.                             20,000         22,000
Franchise and Manufacturing Rights                       50,000         50,000
Long-term Deposits                                       35,000             --
Other Deferred Financing and Organization Costs          25,000             --
                                                    --------------------------
                                                        621,000        529,000
                                                    ==========================

                               ALEXA VENTURES INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                               September 30th 1998

6.    Bank Indebtedness:

      The bank overdraft bears interest at prime plus 0.75%, is due on demand, and is secured by a general security agreement which covers an assignment of inventory, equipment, and accounts receivable.

7.     Long-term Debt:

                                                                                      1998                   1997
                                                                             ---------------------------------------------
                                                                                       $                      $
          Term loan, K-Tronik Industries Inc., Secured by inventory                        450,000                     --
          of K-Tronik Int'l Inc., payable in monthly installments of
          $22,500 commencing April, 1999; non-interest bearing

          Term loan, Hongkong Bank of Canada; secured by assignment                      1,213,000              1,293,000
          of book debts and deposit balances, trade finance agreement and general security agreement; repayable in monthly
          installments of $7,223 plus interest calculated at prime
          plus 1.25%; final payment due August 15th, 2012.

          Lien note payable; secured by automobile; repayable in                            24,000                     --
          monthly installments of $555 including interest calculated at 5.9%; due February 2001
                                                                             ---------------------------------------------
                                                                                         1,687,000              1,293,000
          Less: Current Portion                                                           (227,000)               (87,000)
                                                                             ---------------------------------------------
                                                                                         1,460,000              1,206,000
                                                                             =============================================

Principal payments required on long-term debt for the next five years are as follows:

                              Year               Amount
                        -----------------------------------
                                                    $
                              1999               227,000
                              2000               362,000
                              2001               144,000
                              2002                87,000
                              2003                87,000
                                              -------------
                                                 907,000
                                              =============

                               ALEXA VENTURES INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                               September 30th 1998

8.    Obligations Under Capital Lease:

      The following is a schedule of future minimum lease payments under the capital leases existing at year end:

                                                                           $
                                                   1999              110,000
                                                   2000               18,000
                                                         --------------------
          Total Minimum Lease Payments                               128,000
          Less: Amounts Representing Interest                          8,000
                                                         --------------------
          Balance of the Obligation                                  120,000
          Less: Current Portion                                      103,000
                                                         --------------------
                                                                      17,000
                                                         ====================

9.    Deferred Income Taxes:

      Significant components of deferred income taxes are as follows:

                                                                                            1998              1997
                                                                                -----------------------------------
                                                                                               $                 $
          Excess of net book value of capital assets over tax value                      254,000           237,000
          Total deferred tax liabilities                                                 254,000           237,000
                                                                                -----------------------------------
          Operating losses carried forward                                                   (--)           (6,000)
          "Canadian Exploration Expenses" carried forward                                (69,000)          (80,000)
          Other                                                                           (9,000)           (8,000)
                                                                                -----------------------------------
          Total Deferred Tax Assets                                                      (78,000)          (94,000)
                                                                                -----------------------------------
          Net Deferred Tax Liability                                                     176,000           143,000
                                                                                ===================================

                               ALEXA VENTURES INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                               September 30th 1998

10.   Share Capital:

          Authorized:         100,000,000 Common Shares
          Issued:
                                                    1998            1997
                                               -------------------------------
                                                     $                $

            13,815,001 Common Shares             2,176,000        2,176,000
                                               ===============================

Stock Options;

The following stock options have been granted unconditionally:

                                       Number of        Price  $    Expiry
                                       Shares                       Date
Ken Rampersad         Management       50,000           0.55        05/01/00
Keith Attoe           Management       50,000           0.60        09/08/00
Keith Attoe           Management       100,000          0.90        11/11/00
Walter Keyser         Director         50,000           0.70        09/30/00
Beverly Boorsma       Management       15,000           0.85        11/07/00
James Lalonde         Unrelated        50,000           0.85        09/17/99
Paul Bates            Director         10,000           0.75        12/13/98
Ken Rampersad         Management       50,000           0.85        04/17/00
Keith Attoe           Management       100,000          0.85        04/17/00
Dingeman Kleppe       Employee         30,000           0.85        04/17/00
Walter Keyser         Director         100,000          0.85        04/17/00
Robert Kim            K-Tronik         200,000          0.60        04/02/01
Steve Kim             K-Tronik         50,000           0.60        04/02/01
Philip Cassis         Unrelated        50,000           0.80        08/06/00
Cheon Hong Kim        Unrelated        25,000           0.80        06/25/00
Robert Hoegler        Director         25,000           0.75        05/01/00

                               ALEXA VENTURES INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                               September 30th 1998

10.   Share Capital - continued:

Stock options have been granted to Robert Kim contingent upon meeting sales quotas for K-Tronik Int'l Inc. as tabled below:

Monthly Sales for Six Consecutive Months                    Number of        Total      Exercise Price
Units of Ballasts                                            Options       Cumulative
                                                           Exercisable
                                                           Per Plateau
-------------------------------------------------------------------------------------------------------
50,000 per month for 6 consecutive months                     70,000          70,000         0.60
60,000 per month for 6 consecutive months                     70,000         140,000         0.60
70,000 per month for 6 consecutive months                     70,000         210,000         0.60
80,000 per month for 6 consecutive months                     70,000         280,000         0.60
90000 per month for 6 consecutive months                      70,000         350,000         0.60

As part of the agreement by Alexa Ventures Inc. to purchase 60% of the shares of Chakers, Inc. (now Lexatec VR Systems Inc.), 2,000,000 shares of Alexa will be issued over the next five years contingent upon sales and profitability targets being met as follows:

                                 Net Profit %    Pre-tax Net
    Year     Sales Target        of Sales        Income            Common Shares
 -------------------------------------------------------------------------------
    1998     $30 million U.S.    0.1 %            $30,000 U.S.     400,000
    1999     $40 million U.S.    0.2 %            $80,000 U.S.     400,000
    2000     $50 million U.S.    0.3 %           $150,000 U.S.     400,000
    2001     $60 million U.S.    0.4 %           $240,000 U.S.     400,000
    2002     $70 million U.S.    0.5 %           $350,000 U.S.     400,000

11.   Contributed Surplus:

                                                        1998           1997
                                                  ---------------- -------------
                                                      $              $
             Balance - beginning of the year           217,000        217,000
             Addition re K-Tronik Int'l Inc.           424,000             --
                                                  ---------------- -------------
             Balance - end of the year                 641,000        217,000
                                                  ================ =============

                               ALEXA VENTURES INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                               September 30th 1998

12.   Provision for Income Taxes:

                                                   1998       1997
                                                   -------------------
                                                   $          $
Current Provision:                                   71,000     49,000
                                                   -------------------

Deferred Provision:
     Utilization of losses carried forward            6,000     37,000
     Net book value of capital assets                17,000     18,000
     Deferred development costs                          --    (11,000)
     Canadian Exploration Express                    11,000         --
Other                                                    --      7,000
                                                   -------------------
                                                     34,000     51,000
                                                   -------------------
Total Provision                                     105,000    100,000
                                                   ===================

The 1998 provision for income taxes equals 46% of pre-tax, financial statement income. This is the average statutory rate for the Alexa group of companies.

The company has non-capital losses carried forward in the amount of $73,560 available to reduce taxable income in the future. The potential future tax benefit of these losses (approximately $34,000) has not been recognized in these financial statements. The ability to utilize these losses expires in the year 2004.

                               ALEXA VENTURES INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                               September 30th 1998

13.   Acquisitions of Subsidiary Companies:

During the year, the company acquired 53% of the common shares of K-Tronik Int'l Inc. , a distributor of electronic ballasts located in Hackensack, New Jersey. The acquisition was accounted for using the purchase method. The company was newly incorporated, with no assets or liabilities. Alexa Ventures contributed $53,000 U.S., or $79,500 Cdn. for its 53% interest, plus costs of $195,400 were capitalized to the cost of the investment and treated as goodwill upon consolidation. Under the terms of the agreement with the other shareholder, Alexa Ventures Inc. has granted stock options for 250,000 common shares, plus performance-based stock options for an additional 350,000 shares as disclosed in
Note 10. This acquisition took place on April 29,1998, and operating results are included in these financial statements from that point on.

On January 1,1998, the company acquired 60% of the common shares of Chakers, Inc., a California-based distributor of computer peripherals. All of the assets, liabilities, and operations of that company were then transferred to a new company, Lexatec VR Systems Inc., with the shareholdings remaining the same. These shares were acquired for $1, plus a commitment to issue up to 2,000,000 common shares, contingent upon performance and profitability as described in
Note 10. The acquisition was accounted for using the purchase method as follows:

                                                     $
              Total assets acquired                  68,719,057
              Total liabilities acquired            (68,694,419)
              Non-controlling interest                  (24,637)
                                                     -----------
              Investment                                      1
                                                     ===========

Operating results from January 1st, 1998 to September 30th, 1998 are included in these consolidated financial statements.

14.   Contractual Obligations:

Pursuant to the terms of the agreement governing the company's acquisition of 53% of Chakers, Inc. (now Lexatec VR Systems Inc.), Alexa Ventures Inc. is committed to issuing up to 2,000,000 additional common shares contingent upon certain conditions being met as described in Note 10.

                               ALEXA VENTURES INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                               September 30th 1998

15.   Reconciliation to U.S. GAAP :

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Cdn. GAAP"). During the year, the company negotiated a $424,000 reduction of debt arising out of the acquisition of K-Tronik Int'l Inc. This amount was credited to Contributed Surplus (Note
11). According to accounting principles generally accepted in the United States ("U.S. GAAP"), the amount should be recognized as income. As this would represent a permanent difference, no deferred tax provision has been included in the reconciliation below:

                                                             1998          1997
                                                       ------------------------
                                                                $             $
Net Income per Cdn. GAAP                                   84.000       138,000

Negotiated reduction of debt                              424,000            --
Amortization of Development Costs                              --        24,000
Deferred Tax Adjustment                                        --       (11,000)
                                                       ------------------------
Net Income Per U.S. GAAP                                  508,000       151,000
                                                       ========================
Retained Earnings:
 - End of Year per Cdn. GAAP                              247,000       163,000

Negotiated reduction of debt                              424,000            --
Adjustment re Depreciable Life of Computer Equipment      (18,000)      (18,000)
    equipment net of deferred tax adjustment
                                                       ------------------------
 - End of Year per U.S. GAAP                              653,000       145,000
                                                       ========================
Total Assets per Cdn. GAAP                              9,221,000     5,385,000

Adjustment re Depreciable Life of Computer Equipment      (18,000)      (18,000)
    equipment net of deferred tax adjustment
                                                       ------------------------
Total Assets per U.S. GAAP                              9,203,000     5,367,000
                                                       ========================

                               ALEXA VENTURES INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                               September 30th 1998

16.   Uncertainty due to Year 2000 Issue:

The year 2000 Issue arises because many computerized systems use two digits rather then four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1st, 2000.

If the Year 2000 Issue is not addressed by the company, suppliers and other third party business associates, the impact on the company's operations and financial reporting may range from minor errors to significant systems failures which could affect the company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the company, including those related to the efforts of suppliers, or other third parties, will be fully resolved.

17.   Segmented Information:

Management has identified four reportable segments: "ADH", "Vision", "K-Tronik" and "Lexatec".

"ADH" consists of A.D.H. Custom Metal Fabricators Inc. and Alexa Properties Inc.. A.D.H. Custom Metal Fabricators Inc. is a manufacturer of fluorescent light fixtures, data racks and other metal cabinetry. Alexa Properties Inc. owns the land and manufacturing facility in Stratford, Ontario.

"Vision" includes Vision Unlimited Equipment Inc., Energy Products International Inc., International Ballast Corp., and Applied Lighting Technology Inc.. All of these companies are involved in the energy-efficient fluorescent lighting industry.

"K-Tronik" includes K-Tronik Int'l Inc., a distributor of electronic ballasts based in Hackensack, New Jersey, and EPI International Corporation, a manufacturer of electronic ballasts operating in Korea.

"Lexatec" consists of Lexatec VR Systems Inc. (formerly Chakers Inc."), a distributor of computer peripherals operating out of Cerritos, California.

Financial information, segmented according to the above, is presented in the form of schedules over the next three pages.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, duly authorized.


Date ________________________               Alexa Ventures Inc.

                                            by ________________________________
                                                 Mr. Gerry A. Racicot
                                                 President and Director

                              ALEXA VENTURES INC.
                             SEGMENTED INFORMATION
                     for the year ended September 30th 1998

                                    ADH        Vision          K-Tronik    Lexatec        All Others   Reconciling     Totals per
                                                                                                          Items         Financial
                                                                                                                       Statements
                                   ----------------------------------------------------------------------------------------------
Sales                              $            $             $           $             $                $            $
  External Customers
    - Domestic                     2,768,000     765,000            0              0           0                0       3,533,000
    - Foreign                        305,000       2,000      956,000     17,938,000           0                0      19,201,000
                                   ----------------------------------------------------------------------------------------------
                                   3,073,000     767,000      956,000     17,938,000           0                0      22,734,000
Intersegment                         196,000           0            0              0           0         (196,000)              0
                                   ----------------------------------------------------------------------------------------------
Total                              3,269,000     767,000      956,000     17,938,000           0         (196,000)     22,734,000
Cost of Sales                      2,075,000     631,000      663,000     16,269,000           0         (196,000)     19,442,000
                                   ----------------------------------------------------------------------------------------------
Gross Margin                       1,194,000     136,000      293,000      1,669,000           0                0       3,292,000
                                   ----------------------------------------------------------------------------------------------

Expenses:
  Interest on Long-term Debt         108,000           0            0          1,000           0                0         109,000
  Other interest and Bank Charges     68,000      10,000        1,000          8,000      21,000                0         108,000
  Amortization of Capital and        127,000       5,000            0         60,000       2,000           48,000         242,000
  Intangible Assets
  Intersegment Management Fees       325,000    (160,000)                               (165,000)                               0
  Operations and Administration      390,000     178,000      273,000      1,655,000     107,000                0       2,603,000
                                   ----------------------------------------------------------------------------------------------
                                   1,018,000      33,000      274,000      1,724,000     (35,000)          48,000       3,062,000
                                   ----------------------------------------------------------------------------------------------
Income before Taxes                  176,000     103,000       19,000        (55,000)     35,000          (48,000)        230,000
Provision for Income Taxes            73,000      11,000            0          4,000      17,000                0         105,000
                                   ----------------------------------------------------------------------------------------------
                                     103,000      92,000       19,000        (59,000)     18,000          (48,000)        125,000
Non-controlling Interest                   0      56,000        9,000        (24,000)          0                0          41,000
                                   ----------------------------------------------------------------------------------------------
Net Income for the Period            103,000      36,000       10,000        (35,000)     18,000          (48,000)         84,000
                                   ==============================================================================================

                               ALEXA VENTURES INC.
                              SEGMENTED INFORMATION
                     for the year ended September 30th 1998
              (with comparative figures as at September 30th 1997)

                                       ADH        Vision          K-Tronik      Lexatec      All Others   Reconciling     Totals per
                                                                                                             Items         Financial
                                                                                                                          Statements
                                      ----------------------------------------------------------------------------------------------
                                      $           $               $            $             $            $               $
Expenditures on Capital Assets and       21,000           0       1,044,000      144,000             0              0     1,209,000
Goodwill During the Year
                                      ----------------------------------------------------------------------------------------------
                              1997       26,000     258,000               0            0             0              0       284,000
                                      ----------------------------------------------------------------------------------------------
Balance of Capital Assets and
Goodwill
as at September 30th 1998
  - Domestic                          1,906,000     281,000               0            0             0              0     2,187,000
  - Foreign                                   0           0       1,024,000      137,000             0              0     1,161,000
                                      ----------------------------------------------------------------------------------------------
                                      1,906,000     281,000       1,024,000      137,000             0              0     3,348,000
                                      ----------------------------------------------------------------------------------------------
                              1997    2,014,000     312,000               0            0             0              0     2,326,000
                                      ----------------------------------------------------------------------------------------------
Amount of Investment in Investees
  Subject to Significant Influence            0           0               0            0       175,000              0       175,000
                                      ----------------------------------------------------------------------------------------------
                              1997            0           0               0            0       175,000              0       175,000
                                      ----------------------------------------------------------------------------------------------
Total Assets                          3,595,000   1,414,000       2,772,000    1,411,000     4,599,000     (4,570,000)    9,221,000
                                      ----------------------------------------------------------------------------------------------
                              1997    3,684,000   1,489,000               0            0     3,275,000     (3,063,000)    5,385,000
                                      ----------------------------------------------------------------------------------------------

                              ALEXA VENTURES INC.
                             SEGMENTED INFORMATION
                     for the year ended September 30th 1997

                                    ADH        Vision          K-Tronik    Lexatec        All Others   Reconciling     Totals per
                                                                                                          Items         Financial
                                                                                                                       Statements
                                    ---------------------------------------------------------------------------------------------
Sales                               $           $              $           $                 $           $              $
  External Customers
    - Domestic                      2,892,000   756,000            0          0                    0            0       3,648,000
    - Foreign                          76,000    10,000            0          0                    0            0          86,000
                                    ---------------------------------------------------------------------------------------------
                                    2,968,000   766,000            0          0                    0            0       3,734,000
Intersegment                          356,000         0            0          0                    0     (356,000)              0
                                    ---------------------------------------------------------------------------------------------
Total                               3,324,000   766,000            0          0                    0     (356,000)      3,734,000
Cost of Sales                       2,303,000   618,000            0          0                    0     (356,000)      2,565,000
Gross Margin                        1,021,000   148,000            0          0                    0            0       1,169,000
                                    ---------------------------------------------------------------------------------------------
Expenses:
  Interest on Long-term Debt           73,000         0            0          0                    0            0          73,000
  Other interest and Bank Charges      63,000         0            0          0               45,000            0         108,000
  Amortization of Capital and         148,000     5,000            0          0                    0       29,000         182,000
  Intangible Assets
  Intersegment Management Fees         35,000   150,000            0          0             (185,000)
  Operations and Administration       477,000    55,000            0          0              110,000            0         642,000
                                    ---------------------------------------------------------------------------------------------
                                      796,000   210,000            0          0              (30,000)      29,000       1,005,000
                                    ---------------------------------------------------------------------------------------------
Income before Taxes                   225,000   (62,000)           0          0               30,000      (29,000)        164,000
Provision for Income Taxes             80,000     5,000            0          0               15,000            0         100,000
                                    ---------------------------------------------------------------------------------------------
                                      145,000   (67,000)           0          0               15,000      (29,000)         64,000
Non-controlling Interest                    0   (74,000)           0          0                    0            0         (74,000)
                                    ---------------------------------------------------------------------------------------------
Net Income for the Period             145,000     7,000            0          0               15,000      (29,000)        138,000
                                    =============================================================================================