Form 20-F
period 1999-09-30
EIGER TECHNOLOGY INC
filed 2000-03-31
CIK 1040702

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1999

                         Commission File Number 0-29320

                               ALEXA VENTURES INC.
      (Subsequently changed to Eiger Technology, Inc. on November 26, 1999)
             (Exact name of Registrant as specified in its charter)

                                British -Columbia
                 (Jurisdiction of Incorporation or Organization)

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

                   21,284,358 Common Shares Without Par Value

Indicate by check mark whether the registrant (1) has filed all the reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                           |X| Yes                    |_|No

Indicate by check mark financial statement item the registrant has elected to follow:

                                       |_| Item 17                  |X| Item 18

TABLE OF CONTENTS                                                                                Page

EXCHANGE RATE INFORMATION                                                                         3

PART I
         Item 1 - Description of Business                                                         3
         Item 2 - Description of Property                                                         7
         Item 3 - Legal Proceedings                                                               8
         Item 4 - Control of Registrant                                                           8
         Item 5 - Nature of Trading Market                                                        8
         Item 6 - Exchange Controls and Other Limitations Affecting Security Holders             10
         Item 7 - Taxation                                                                       13
         Item 8 - Selected Financial Data                                                        13
         Item 9 - Management Discussion and Analysis of Financial Condition
                       and Results of Operations                                                 15
         Item 10 - Directors and Officers of Registrant                                          16
         Item 11 - Compensation of Directors and Officers                                        18
         Item 12 - Options to Purchase Securities form Registrants or Subsidiaries               19
         Item 13 - Interest of Management in Certain Transactions                                20
PART II
         Item 14 - Description of Securities                                                     21

PART III
         Item 15 - Defaults Upon Senior Securities                                               21
         Item 16 - Changes in Securities and Changes in Security for Registered Securities       21

PART IV
         Item 17 - Financial Statements                                                          21
         Item 18 - Financial Statements                                                          21


Signatures                                                                                       45

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

------------------------------------------------------------------------------

                                Fiscal Year Ended
                                  September 30
------------------------------------------------------------------------------

                                        1999        1998        1997          1996        1995

               ---------------------------------------------------------------------------------

                High                   0.6913      0.7300      0.7513        0.7527      0.7468

                Low                    0.6362      0.6330      0.7145        0.7236      0.7023

                Average                0.6637      0.6840      0.7300        0.7345      0.7272

                Period End             0.6813      0.6540      0.7234        0.7342      0.7438

               ---------------------------------------------------------------------------------

On March 27, 2000 the exchange rate of Canadian dollars into United States, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York City, was Cdn. $1.00 equals U.S. $0.6849.

PART I

Item 1.  Description of Business

Eiger Technology Inc. ("Eiger" or the "Company") was originally incorporated a Alexa Ventures Inc. under the British Columbia Business Corporations Act by Articles of Incorporation dated September 8,1986.

Eiger is a high technology manufacturing company whose business was established in 1983 and listed on the Vancouver Stock Exchange ("VSE") in 1991 through a reverse take-over. A listing on the The Toronto Stock Exchange followed in October of 1996 at which time the Company voluntarily de-listed from the VSE.

On November 26, 1999, the Company changed its name to Eiger Technology, Inc.

The Company's head office and principal place of business is located at 818 Erie Street, Stratford, ON, N4Z 1A2, Telephone No. (519) 273-0503, and Fax No.
(519)273-1684. The operation at 818 Erie Street is presently based in a 55,000 sq.ft. manufacturing engineering and office facility - producing high quality products for the domestic and export market. The Company fiscal year end is September 30.

Eiger has two principal subsidiaries which are each 64% owned; Eiger Labs Group, Inc. ("Eiger Labs") (a California corporation) and Point Multimedia Systems Inc. ("Point") (a South Korea corporation).

Two non-core subsidiaries of Eiger are K-Tronik International Corp. ("K-Tronik") (a Nevada Corporation) and A.D.H. Custom Metal Fabricators Inc. ("ADH".) (an Ontario Corporation). Eiger owns 53% of K-Tronik and 100% of ADH.

Eiger develops, manufactures and distributes 56k fax/modems, MP3 players and DSL modems to the OEM and consumer markets around the world. Related services offered by the Company include custom engineering, technical and applications support training and after- sales service. In addition to its Stratford head office, the Company maintains a marketing and distribution facility in California and Korea, two manufacturing facilities in Seoul, South Korea and has approximately 122 employees worldwide.

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

Acquisition of ADH Custom                   September 30, 1992
Metal Fabricators Inc.                      Incorporated June 25,1987
                                            Jurisdiction of Incorporation - Province of Ontario

The Business of the Company

Until 1999, the Company was primarily engaged in the energy efficient lighting business. Its core focus changed in 1999 with the purchase of 64% of Eiger Labs Group, Inc. and Point Multimedia Systems Inc.

A history of the Company's acquisitions are as follows:

      1) On April 29,1998, the Company purchased 53% of the common stock of K-Tronik, Inc., a Hackensack New Jersey-based distributor of electronic ballasts for fluorescent lights, a component that starts or fires up the florescent lamp. K-Tronik was acquired for $ 275,000 Canadian (about $ 187,000 U.S.) plus stock options for 250,000 shares plus performance-based stock options for additional 350,000 common shares. In addition to its U.S. distribution capabilities, K-Tronik also possesses a South Korean manufacturing facility. Subsequently its corporate name was changed to K-Tronik International Corporation to better reflect its international electronic ballast manufacturing and sales capabilities. More recently, Eiger's management has announced its intention to divest itself of the K-Tronik division so as to better focus it's corporate efforts upon the anticipated high growth sectors of computer peripheral and Internet related products.

      2) Also during fiscal 1998, the Company consolidated two of its other Korean divisions. Energy Products, Inc. (a manufacturer of electronic ballasts) and Energy Products International Corp. (its Korean sales arm of energy saving products) were combined under the name Energy Products International Corp. This 57% owned subsidiary of K-Tronik will also be eliminated with the divestment of K- Tronik

      3) On July 19,1999, Eiger Labs, Inc., having just signed a letter of intent to be acquired by the company, entered into an exclusive sales representative agreement with Samsung Telecommunications America, the Dallas -Texas, based subsidiary of Samsung Electronics Company. Under terms of the agreement, Eiger became exclusively authorized to represent Samsung ML-5050G and ML-5000A Laser Printers with Internet related marketing bundle programs to major retailers throughout the U.S. The marketing agreement with the U.S.-based subsidiary of Korea-based Samsung Group is expected to enhance Eiger's visibility and credibility in the U.S. electronics marketplace. Additionally, Eiger subsequently also entered into an important promotional alliance with Juno Online Services, Inc. that may well generate an excess of $100 million in revenues for the company over the next two to three years.

      4) On September 16,1999, the Company completed its two most important acquisitions with respect to its future growth strategy. On that date it completed the acquisitions of 64% of Eiger Labs, Inc. and its manufacturing subsidiary, Point Multimedia Systems, Inc. The acquisitions were effected trough a combination of cash and stock with a value aggregating $ 3 million (U.S.) ($2 million cash plus one million common shares), with additional shares to be issued over the next five years contingent upon the companies achieving sales of $100 million (U.S.) and pre-tax profits of $4.5 million (U.S.). Based in Newark, California (Silicon Valley), Eiger Labs distributes a wide variety of PC card and desktop peripherals including a full range of storage, multimedia, connectivity and communications products such as MP3 players and ADSL modems. Based in South Korea, Point Multimedia is a manufacturer of fax modems, PNA (a persona network LAN card for a notebook or desktop computer), Ethernet, PCMCIA (short for Personal Computer Memory Card International Association PC cards for adding memory) products and MP3 players for both the South Korean and U.S. markets. Point manufactures electronic communication products for a number of OEM's and PC companies, as well as for Eiger in the U.S. Management believes that these acquisitions were important steps in its strategy of acquiring U.S. distribution with Korean electronic manufacturing capabilities. Management believes that the company will be able to achieve "substantial revenue growth and bottom line profitability" through controlled manufacturing and distribution.

      5) On November 10,1999, Point Multimedia in turn acquired 51% of Top Electronics, Inc. of South Korea for $100,000 (U.S.). Top is considered to be a very sophisticated electronics products engineering firm, whose research and development efforts will complement those of Point Multimedia in the launching of it's next generation MP3 player technology. Top has also created what is believed to be a superior interface to computers from parallel port to Universal Serial Bus (USB) (the connection for outside peripheral devices such as mice, modems or keyboards), which can accelerate download speeds. Very importantly, Top's management team, which has maintained a close working relationship with Samsung Electro-Mechanic Co. of Korea, has elected to stay.

Research & Development

Research and development plays an integral role in the success of Eiger and its ability to maintain a competitive advantage over the market.

In terms of product development and market role out, Eiger has an excellent edge over the competition as it currently conducts all research and development within its own facility. This enables the management to monitor both the timely progression of products compared to current technology and market demand as well as development and the cost effectiveness of the research. This greatly reduces overhead costs and timely delays that could result in entering a certain product into the market at a disadvantage.

Eiger consists of highly trained professionals, most of whom have work experience in the field of computer technology and product development for large corporations such as Samsung and Garnet Systems; both leaders in their respective industries.
This allows Eiger to rely solely on its management team to produce the latest in technology at the same time not compromising the financial integrity of the company with costly delays and product failures.

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

During the last four fiscal years, Alexa has capitalized the following amounts to Deferred Development costs:

         Fiscal 1999                $      0
         Fiscal 1998                $      0
         Fiscal 1997                $      0
         Fiscal 1996                $      0
         Fiscal 1995                $ 13,343

Sales and Revenue Analysis

During the last three fiscal years, sales and revenue, from the distribution of the Company's products, have had the following distribution amongst the various activities:


                                  Fiscal 1999    Fiscal 1998    Fiscal 1997
                                  -----------    -----------    -----------

Sales                              5,475,000   $17,938,000           Nil
Computer Peripherals

Electronic Ballasts                3,223,000       957,000           Nil
     Distributed in the U.S.A

Lighting Fixtures & Reflectors
     Distributed in the U.S.A
     Distributed in Canada               Nil           Nil   $    11,000
                                     945,000   $   916,000   $   755,000
Data Racks
     Distributed in the U.S.A            Nil       168,000        50,000
     Distributed in Canada           429,000       777,000       801,000
Fabricated Products
     Distributed in Canada         1,641,000     1,978,000     2,117,000
                                 -----------   -----------   -----------

Total Sales                      $11,713,000   $22,734,000   $ 3,734,000

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

Item 4. Control of Registrant

The control for the registrant is held by the following three shareholders:


Title of Class    Identity of Person or Group                 Amount Owned      % of Class
------------------------------------------------------------------------------------------

Common            Gerry A. Racicot                           3,191,176              15
                  124 Anderson St., Woodstock, ON
                  N4S 1B5

Common            Ernest Kolenda                             2,099,676              10
                  358 Maple Ave., Georgetown, ON
                  L7G 4S5

Common            Hardstone Holdings                          1,771,000              8
                  c/o Sid & Tena Harkema, RR #3,
                  Orillia, ON L3V 6H3

Total Ownership of the Registrant by the above mentioned shareholders is 33%

The Company is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government.

The total amount of common shares held by officers and directors as a group are 8,480,352 common shares.


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

The following summarizes the high and low prices and the combined trading volume of the Company's common shares on the TSE and VSE for the periods indicated:

------------------------------------------------------------------------------------------------------------

Calendar Period                        High (Cdn$)                  Low (Cdn$)                        Volume

------------------------------------------------------------------------------------------------------------
Quarter Ended
September 30, 1999                         1.73                         1.12                       5,739,885
June 30, 1999                              1.59                         0.35                       4,228,266
March 31, 1999                             0.53                         0.22                        138,150
December 31,1998                           0.65                         0.41                        113,820
September 30, 1998                         0.69                         0.45                        216,500
June 30, 1998                              0.95                         0.45                        739,723
March 31, 1998                             0.55                         0.25                        259,363
December 31,1997                           0.75                         0.45                        290,571
September 30, 1997                         0.65                         0.40                        353,000
June 30, 1997                              0.75                         0.45                        396,600
March 31, 1997                             0.65                         0.50                        209,300
December 31,1996                           0.90                         0.55                        359,400
September 30, 1996                         0.90                         0.42                        514,648
June 30, 1996                              0.76                         0.52                        490,945
March 31, 1996                             0.84                         0.65                        615,716
Year Ended
December 31, 1995                          0.92                         0.32                       2,853,162

------------------------------------------------------------------------------------------------------------

Prior to October 11, 1996, all trades were cleared through the VSE and subsequent to that date all trades were cleared on the TSE.

At September 30, 1999, there is no active trading of the common shares in the United States. The following table indicates the approximate number of record holders of common shares with United States Addresses and the portion and percentage of common shares so held in the United States. On such date, 21,284,358 common shares were outstanding.

----------------------------------------------------------------------------------------------------------------------
         Total Number             Number of U.S. Holders       Number of Common Shares       Percentage of Common
          of Holders                                              Held in the U.S.          Shares Held in the U.S.
----------------------------------------------------------------------------------------------------------------------

              37                            10                        1,345,161                     15.82%
----------------------------------------------------------------------------------------------------------------------

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

A substantial number of common shares are held in "Street name" by trustees, executors, guardians, custodians or other fiduciaries, including depositories, brokerage firms, and financial institutions. One brokerage house in the U.S. has holdings of 1,920,515 common shares. Management is unable to determine the total number of individual shareholders that this represents.

Volatility of Common Share Price

The market price of the common shares of Alexa Ventures Inc. have historically not been highly volatile with a trading range between $0.32 (Cdn.) and $10.30 (Cdn.) during the last five years. In the opinion of management, since 1991, the increase in the stock price is a direct result of the Company's acquisition of 64% of Eiger Labs Group, Inc. and 64% of Point Multimedia Systems, Inc. Volumes increased when the acquisition was made

Item 6.  Exchange Controls and Other Limitations Affecting Security Holders

Canada has no system of currency exchange controls. There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties, and similar payments, management fees, loan repayments, settlements of trade debts or the repatriation of capital.

The Investment Canada Act (the "ICA"), enacted on June 20, 1985, requires prior notification to the Government of Canada on the "acquisition of control" of Canadian businesses by non-Canadian, as defined by the ICA. Certain acquisitions of control, discussed below, are reviewed by the Government of Canada. The term "acquisition of control" is defined as any or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business. The acquisition of the majority of the outstanding shares is deemed to be an "acquisition of control" of a corporation. The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an "acquisition of control" of a corporation unless it can be established that the purchaser will not control the corporation.

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

It should be noted that during 1995 fiscal year the financing of the Stratford facility took place resulting in an increase in long term debt of $1,011,000, and increase in assets of $992,000 and an increase in working capital of $196,000. During 1999 fiscal year the Company acquired 64% of Eiger Labs Group Inc. and 64% of Point Multimedia Systems, Inc., resulting in an increase in assets and liabilities.

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

The figures below are presented in accordance with Canadian GAAP. All fiscal periods are for the full year.

------------------------------------------------------------------------------------------------------------------------------------

                                                                                         Fiscal periods ended
                                          1999            1998            1997            1996             1995

------------------------------------ --------------- --------------- --------------- ---------------- ---------------
Working Capital                                                   $               $       $ 903,000       $ 554,000
                                          5,764,000     $ 1,169,000     $ 1,228,000
Revenues:                                11,713,000      22,734,000       3,734,000        4,278,000       4,611,000
Net Incomes (loss)                        (160,000)          84,000         138,000          274,000         301,000
Earnings (loss) per                             .00             .01             0.1             0.02            0.02
 share:

Total assets:                            16,523,000       9,221,000       5,385,000        5,172,000       5,095,000
Long term debt:                           1,111,000       1,477,000       1,326,000          848,000       1,011,000
Total liabilities                         6,040,000       5,689,000       2,760,000        2,654,000       2,878,000

Share capital:                            9,103,000       2,176,000       2,176,000        2,176,000       2,175,000
Retained Earnings                         (401,000)         247,000         163,000           25,000       (249,000)
(deficit) :
------------------------------------------------------------------------------------------------------------------------------------

Reconciliation to U.S. GAAP


                                                                  Fiscal periods ended
                                            1999            1998            1997            1996            1995

-------------------------------------- --------------- --------------- --------------- --------------- ---------------
Net Income - Cdn. GAAP                      (160,000)        $ 84,000       $ 138,000       $ 274,000       $ 310,000

Development Costs                                 Nil             Nil             Nil             Nil        (14,000)
 Capitalized
Amort. of Development                             Nil             Nil          24,000          61,000          58,000
Costs
Negotiated Reduction of Debt                      Nil         424,000             Nil             Nil             Nil
Computer Equipment                                Nil             Nil             Nil         (9,000)         (5,000)
Deferred Tax Adj.                                 Nil             Nil        (11,000)        (17,000)        (11,000)
                                       --------------- --------------- --------------- --------------- ---------------

Net Income - U.S. GAAP                      (160,000)         508,000         151,000         312,000         325,000

Retained Earnings  (Deficit)
Closing balance - Cdn                       (401,000)         247,000         163,000          25,000       (249,000)


GAAP

Negotiated Reduction of Debt                      nil         424,000             nil             nil             nil
Adj. re: Development Costs                        nil             nil             nil        (24,000)        (85,000)
Adj. re: Depreciation                        (18,000)        (30,000)        (30,000)        (30,000)        (24,000)
Expense
Deferred Tax Adjustment                                        12,000          12,000          15,000          32,000
Closing balance - U.S.                      (419,000)         653,000         145,000        (14,000)       (326,000)
GAAP

Total Assets per Cdn.                      16,523,000       9,221,000       5,385,000       5,172,000       5,095,000
GAAP

Adj. Development Costs                            nil             nil             nil        (24,000)        (85,000)
Adj. Depreciation expense                                    (30,000)        (30,000)        (30,000)        (24,000)
Deferred Tax Adjustment                      (18,000)          12,000          12,000          15,000          32,000

Total Assets per US GAAP                   16,505,000       9,203,000       5,367,000       5,133,000       5,018,000

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


Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity

Since 1993, Alexa has stabilized its current ratio from 1.38 on September 30, 1994 to 2.17 on September 30, 1999. The Company's long term debt has also increased from $1,011,000 on September 30, 1995 to $1,111,000 on September 30, 1999. The Company's debt to equity ratio has increased from 0.69 on September 30, 1994 to 1.35 on September 30, 1999. This increase was due to the purchase of the manufacturing facilities in Stratford, Ontario and the subsequent refinancing of long term debt, as well as the computer peripheral division of Lexatec Inc. having high balances of Accounts Receivable and Accounts Payable.

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

Results of Operations

During the year, Sales and Net Income have decreased from $22,734,000 and $508,000 to $11,713,000 and ($160,000), respectively as a result of the Company's restructuring. The cash flow from operations have decreased from $274,000 to ($3,481,000) as a result of the purchase of Eiger Labs Group, Inc. and Point Multimedia Systems, Inc.

The Company's investing activities remain high in 1999 amounting to $1,473,000 versus $1,034,000 in 1998 as a result of actively pursuing corporate acquisition targets. Financing activities increased from $174,000 to $5,669,000 as a result of the issuance of share capital.

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

The following is a list of the current directors and senior officers of the Company, their municipalities of residence, their current position with the Company and their principal occupations:


Name                            Address                    Office Held          Number of shares of
                                                                                each class of the
                                                                                applicant beneficially
                                                                                owned
------------------------------------------------------------------------------------------------------------------------------------

Ernest A. Kolenda           358 Maple Ave.                Secretary &                  2,099,676
                            Georgetown, ON                Director
                            L7G 4S5

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

Gerry A. Racicot            124 Anderson St.                President, C.E.O.,       3,191,176
                            Woodstock, ON                  & Director
                            N4V 1B5

Director Since August 21, 1992. Gerry Racicot has a long career in administration, management, and self employment. The majority of these years were spent as an Investment Account Executive at a major Canadian brokerage house (Burns Fry), import/export wholesale distribution (coast to coast distribution) and retail business (Red Mountain Holdings Inc. -
     Stedmans).

Walter A. Keyser            56 Clarendon Ave.                Director                  167,500
                            Toronto, ON
                            M4V 1J1

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


Keith Attoe                    23 Prince George               C.F.O. & Director       1,251,000
                               Islington, ON
                               M9A 1X9

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

Morden Lazarus               54 Merton Rd.                    Director                  nil
                             Hampstead, PQ
                             H3X 1L9

Director since June 1999. Morden Lazarus has been legal consul for many years to a number of professional athletes and entertainment personalities, as well as several Canadian producers and entertainment corporate entities.

There are no arrangements of understandings between any of the officers of directors of the Company as to their election or employment, and no family relationships.


Item 11.  Compensation of Directors and Officers

Gerry A. Racicot, Ernest A. Kolenda and Keith Attoe (President, Secretary, and C.F.O. respectively of the Company and all are Directors) are paid an annual aggregate remuneration of $219,000.

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


Item 12.  Options to purchase Securities from Registrant of Subsidiaries


Number of common shares                   Purpose of                                   Description
authorized for issuance as at                 Authorization
date of application @ strike price
------------------------------------------------------------------------------------------------------------------------------------

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

100,000 common shares                        Stock Option           By agreement dated November 13, 1995, Keith
@ $0.90 per share                                                   Attoe was granted an option to purchase
                                                                    100,000 shares exercisable until
                                                                    November 11,2000

50,000 common shares                         Stock Option           By agreement dated October 3, 1995, Walter
@ $0.70 per share                                                   Keyser was granted an option to purchase
                                                                    50,000 shares exercisable until September 30, 2000

15,000 common shares                         Stock Option           By agreement date November 7, 1995, Beverly
@ $0.85 per share                                                   Boorsma was granted an option to purchase
                                                                    15,000 shares exercisable until November 7, 2000

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

10,000 common shares                         Stock Option           By agreement dated December 13, 1996, Paul
@ $0.75 per share                                                   Bates was granted an option to purchase
                                                                    10,000 shares exercisable until December 13,1998


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

30,000 common shares                         Stock Option           By agreement dated April 17, 1997, Dingeman
@ $0.85 per share                                                                 Kleppe was granted an option to purchase
                                                                                              30,000   shares    exercisable   until
April 17, 2000

200,000 common shares                        Stock Option           By agreement dated April 2, 1998, Robert Kim
@ $0.60 per share                                                                 was granted an option to purchase 200,000
                                                                                              shares  exercisable  until  April  17,
2000.

50,000 common shares                         Stock Option           By agreement dated April 2, 1998, Steve Kim
@ $0.60 per share                                                                 was granted an option to purchase 50,000
                                                                                              shares  exercisable  until  April  17,
2000.

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

21,284,358 common shares     Shares reserved pursuant under the Stock Plan for
                              which options have not been granted.


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

The following financial statements are attached to and form part of the Registration Statement:

Management Review

Auditors Report

Audited Consolidated Financial Statements of the Company

                          For the year ended September 30,1999

Signatures

                             EIGER TECHNOLOGY, INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                               September 30th 1999

                             EIGER TECHNOLOGY, INC.
                                      INDEX
                               September 30th 1999



Auditor's Report

Consolidated Financial Statements

              Balance Sheet

              Statement of Operations and Retained Earnings

              Statement of Changes in Financial Position

               Notes to Financial Statements

                                MANAGEMENT REVIEW

      1999 (year ending September 30) was a very exciting year for Alexa Ventures Inc., Shareholders. The past two years have been a transition period for "Alexa". During this period, the company has positioned itself for solid, profitable, long-term growth in the development and sale of computer peripheral and internet related products.

      Continuing it's growth through acquisition strategy Alexa purchased 64% of Eiger Labs Group, Inc., a California distribution company and it's sister company Point Multimedia Systems, Inc., a high technology leading edge Korean manufacturer and designer of MP3 players, modems and DSL modem technology. Indirectly through Point Multimedia, a controlling interest was purchased in a highly recognized design, research and development company, Top Electronics, Inc.

      Completing a prospectus offering of 5 million units (1 share @ 1.00 with 1 warrant @ 1.10) allowed, Alexa to obtain the working capital required to increase its revenue and continue its internal growth strategy.

      In 1999 Alexa Ventures Inc. changed its name to Eiger Technology, Inc. to correspond with its latest acquisitions and corporate direction.

      The Eiger/Point manufacturing facility produces fax/modems, MP3 and DSL modems for demanding technologically advance customers on a cost effective basis. The MP3 player, Eigerman 2000, presented at the Consumer Electronic show in Las Vegas was well received and is being delivered in April, 2000. This second generation, fully featured machine includes increased memory, voice dictation, USB port connection and a bookmark function.

      The Sales decrease of $11,021,000 reflect the closure of Lexatec VR Systems, Inc. while it is being reorganized and refocused. The net loss of $160,000 vis a vis a profit of $508,000 in 1998 was due to the high cost of acquisitions and financing performed in fiscal 1999. The accounts receivable increase from 2,093,000 to $5,227,000 in 1999 represent the accounts receivable of Point Multimedia Systems, Inc. that were consolidated at year-end with one months operation included in the statement of operations and retained earnings.

      Subsequent to year-end, the first quarter results of Dec.99, 18.6 million vis a vis 2.5 million 1998 up 658% and net pre tax profit of 620,000 vis a vis (91,000) up 781% is indicative of what we expect our growth to be in the year 2000 and beyond.

EIGER TECHNOLOGY, INC.



G.A. Racicot                                                K. Attoe, C.A.
Chief Executive Officer                               Chief Financial Officer

                                                                     Statement 1

                               ALEXA VENTURES INC.
                          (now Eiger Technology, Inc.)
                           CONSOLIDATED BALANCE SHEET
                     for the year ended September 30th 1999

                                              ASSETS

                                                                  1999                  1998
                                                                  ----                  ----
                                                                   $                     $
Current:
  Cash                                                             1,173,000               146,000
  Accounts Receivable                                              5,227,000             2,093,000
  Inventory                                                        4,006,000             2,969,000
  Prepaid Expenses                                                   269,000                43,000
  Due from Related Parties (Note 2)                                   18,000               130,000
                                                            -----------------     -----------------

                                                                  10,693,000             5,381,000

Long-term Investments (Note 3)                                       342,000               342,000
Capital (Note 4)                                                   2,056,000             2,114,000
Other (Note 5)                                                     3,432,000             1,384,000
                                                            -----------------     -----------------

                                                                  16,523,000             9,221,000
                                                            =================     =================

                               LIABILITIES and SHAREHOLDERS' EQUITY

Current:
  Bank Indebtedness (Note 6)                                       1,760,000             1,448,000
  Accounts Payable and Accrued Liabilities                         2,795,000             2,362,000
  Income Taxes Payable                                               237,000                72,000
  Current Portion of Long-term Debt (Note 7)                         100,000               227,000
  Current Portion of Capital Lease Obligation (Note 8)                37,000               103,000
                                                            -----------------     -----------------

                                                                   4,929,000             4,212,000
                                                            -----------------     -----------------
Long-term:
  Long-term Debt (Note 7)                                          1,111,000             1,460,000
  Obligation under Capital Lease (Note 8)                                  0                17,000
                                                            -----------------     -----------------

                                                                   1,111,000             1,477,000
                                                            -----------------     -----------------

Future Income Taxes (Note 9)                                         175,000               176,000
                                                            -----------------     -----------------

Non-controlling Interest                                           1,389,000               292,000
                                                            -----------------     -----------------

Shareholders' Equity:
  Share Capital (Note 10)                                          9,103,000             2,176,000
  Contributed Surplus                                                217,000               217,000
  Retained Earnings ( Note 11), (Statement 2)                       -401,000               671,000
                                                            -----------------     -----------------

                                                                   8,919,000             3,064,000
                                                            -----------------     -----------------

                                                               16,523,000                9,221,000
                                                            =================     =================

On Behalf of the Board:
signed Gerry Racicot         Director

signed Keith Attoe             Director

                            (SEE ACCOMPANYING NOTES)

                                                                     Statement 2

                               ALEXA VENTURES INC.
                          (now Eiger Technology, Inc.)
           CONSOLIDATED STATEMENT of OPERATIONS and RETAINED EARNINGS
                     for the year ended September 30th 1999


                                                                  1999                  1998
                                                                  ----                  ----
                                                                   $                     $


Sales                                                             11,713,000            22,734,000

Cost of Sales                                                      9,019,000            19,442,000
                                                            -----------------     -----------------

Gross Margin                                                       2,694,000             3,292,000
                                                            -----------------     -----------------

Expenses:
  Operations and Administration                                    1,998,000             2,058,000
  Amortization of Capital Assets                                     205,000               191,000
  Amortization of Goodwill and Other                                 222,000                51,000
  Interest on Long-term Debt                                         111,000               109,000
  Other Interest and Bank Charges                                    233,000               108,000
  Management Fees Paid by Subsidiaries                                                     121,000
                                                            -----------------     -----------------

                                                                   2,769,000             2,638,000
                                                            -----------------     -----------------

Income (Loss) before Provision for Income Taxes                      -75,000               654,000
                                                            -----------------     -----------------

Provision for Income Taxes: (Note 12)
  Current                                                             33,000                71,000
  Deferred                                                                 0                34,000
                                                            -----------------     -----------------

                                                                      33,000               105,000
                                                            -----------------     -----------------

Income (Loss) before Non-controlling Interest                       -108,000               549,000

Non-controlling Interest                                              52,000                41,000
                                                            -----------------     -----------------


Net Income (Loss) for the Year                                      -160,000               508,000


Costs Related to Issuance of Share Capital                          -912,000                    --

Retained Earnings - Beginning of Year (Note 11)                      671,000               163,000
                                                            -----------------     -----------------


Retained Earnings - End of Year (Statement 1)                       -401,000               671,000
                                                            =================     =================


Earnings per Share:
     Basic                                                        .00                   .01
                                                            =================     =================

     Fully Diluted                                                .00                   .00
                                                            =================     =================



                            (SEE ACCOMPANYING NOTES)

                                                                     Statement 3

                               ALEXA VENTURES INC.
                          (now Eiger Technology, Inc.)
               CONSOLIDATED STATEMENT of CHANGES in CASH POSITION
                     for the year ended September 30th 1999

                                                                  1999                  1998
                                                                  ----                  ----
                                                                   $                     $

Cash Provided by (Used In) Operating Activities:
  Net Income (Loss) for the Year                                    -160,000               508,000
  Items not Involving Cash:
    Amortization                                                     427,000               242,000
    Future Income Taxes                                                   --                34,000
    Changes in Non-cash Working Capital Balances:
      Accounts Receivable                                         -3,134,000            -1,319,000
      Inventory                                                   -1,037,000            -1,126,000
      Prepaid Expenses                                              -226,000               -18,000
      Accounts Payable and Accrued Liabilities                       433,000             1,886,000
      Income Taxes Payable                                           165,000                27,000
      Future Income Taxes                                             -1,000                -1,000
      Non-controlling Interest                                        52,000                41,000
                                                            -----------------     -----------------

                                                                  -3,481,000               274,000
                                                            -----------------     -----------------

Investing Activities:
  Purchase of Capital Assets                                        -147,000              -303,000
  Long-term Investments                                                   --              -150,000
  Purchase of Other Assets                                        -1,326,000              -581,000
                                                            -----------------     -----------------

                                                                  -1,473,000            -1,034,000
                                                            -----------------     -----------------

Financing Activities:
  Increase (Decrease) in Long-term Debt                             -476,000               394,000
  Advances from (Repayments to) Related Parties                      112,000              -112,000
  Increase (Decrease) in Capital Lease Obligation                    -83,000              -108,000
  Contributed Surplus                                                     --                    --
  Issuance of Share Capital                                        6,116,000                    --
                                                            -----------------     -----------------

                                                                   5,669,000               174,000
                                                            -----------------     -----------------

Increase (Decrease) in Cash during the Year                          715,000              -586,000

Cash Position - Beginning of the Year                             -1,302,000              -716,000
                                                            -----------------     -----------------

Cash Position - End of the Year                                     -587,000            -1,302,000
                                                            =================     =================

Analysis of Cash Position:
  Cash                                                             1,173,000               146,000
                      Bank Indebtedness                           -1,760,000            -1,448,000
                                                            -----------------     -----------------

                                                                    -587,000             -1,302,000
                                                            =================     =================

                               ALEXA VENTURES INC.
                          (now Eiger Technology, Inc.)
                        NOTES to the FINANCIAL STATEMENTS
                               September 30th 1999


1.    Significant Accounting Policies:

(a)   Nature of Business:

      The company is incorporated under the laws of British Columbia and is engaged in the manufacture and/or distribution of, computer peripherals, electronic ballasts, and custom fabricated metal products.

(b)   Principles of Consolidation:

      The accompanying consolidated financial statements include the accounts of Alexa Ventures Inc.(now Eiger Technology, Inc.) and all of its subsidiary companies listed in Note 2. All significant intercompany transactions and balances have been eliminated upon consolidation.

(c)   Inventory:

      Inventory is valued at the lower of cost and net realizable value determined on a first-in, first-out basis.

(d)   Capital Assets:

      Capital assets are recorded at cost. Amortization is calculated on the declining-balance basis at the following annual rates:

                      Building                    -   4%
                      Machinery and Equipment     -   5-10%
                      Automotive Equipment        -   30%
                      Computer Hardware           -   20%
                      Computer Software           -   20%
                      Leasehold Improvements      -   10% straight line basis

(e)   Income Taxes:

      Income taxes are provided for using the taxes payable method of tax deferral which relates the tax provision to the accounting income for the year based on the tax rates expected to be in effect at the time of realization.

                               ALEXA VENTURES INC.
                          (now Eiger Technology, Inc.)
                        NOTES to the FINANCIAL STATEMENTS
                               September 30th 1999

1.       Significant Accounting Policies: (Continued)
         --------------------------------

(f)   Issuance of Share Capital:

      Costs of issuance of share capital has been charged to retained earnings.

(g)   Long-term Investments:

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

(h)   Other Assets:

      Goodwill is amortized on a straight-line basis over 10 years (40 years for acquisitions prior to 1997). Product development costs are written down to expected realizable value, and will be amortized when production commences. Deferred organization, finance, and regulatory approval costs are amortized over 2 to 5 years. The initial listing fee for the Toronto Stock Exchange is recorded at cost and is being amortized over 10 years on a straight-line basis. Franchise and manufacturing rights will be amortized on a straight-line basis over ten years once active manufacturing and franchising operations commence.

(i)   Revenue Recognition:

      Sales are recorded upon shipment to customers. Fees are recognized as services are rendered.

(j)   Consolidated Statement of Changes in Cash Position:

      This financial statement complies with International Accounting Standard No. 7.

(k)   Change in Accounting Policy:

      The company has changed its accounting policy with respect to negotiated reductions to loans payable. Such amounts are now recognized as income rather than treated as additions to contributed capital. The revised accounting policy is in accordance with the requirements of U.S. GAAP and is permissible under Canadian GAAP. Retroactive effect of this change in accounting policy has been given to the negotiated loan reduction of $424,000 realized in 1998.

                               ALEXA VENTURES INC.
                          (now Eiger Technology, Inc.)
                        NOTES to the FINANCIAL STATEMENTS
                               September 30th 1999



2.       Related Party Transactions:
         --------------------------

         Alexa Ventures Inc. is related to the following corporations:

             Name of Corporation                   Nature of Relationship

             Vision Unlimited Equipment Inc.        100% Subsidiary
             A.D.H. Custom Metal Fabricators Inc.   100% Subsidiary of Vision
                                                        Unlimited Equipment Inc.
             Alexa Properties Inc.                  100% Subsidiary
             Applied Lighting Technology Inc.        75% Subsidiary
             Energy Products International Inc.      75% Subsidiary
             International Ballast Corp.            100% Subsidiary
             K-Tronik Int'l Corp.                    53% Subsidiary
             Lexatec VR Systems Inc.                 60% Subsidiary
             EPI International Corp.               75.5% owned through K-Tronik
                                                     Int'l Corp. and the company
             Alexa Korea Holdings, Inc.             100% Subsidiary
             Point Multimedia Systems, Inc.        64% Subsidiary of Alexa Korea
                                                              Holdings, Inc.
             Alexa (U.S.A.), Inc.                   100% Subsidiary
             Eiger Labs Group, Inc.                  64% Subsidiary of Alexa
                                                               (U.S.A.), Inc.

      All transactions within the corporate group are in the normal course of business, are transacted at fair market value, are recorded at the carrying value at the time, and are eliminated upon consolidation. Intercompany balances at the financial statement date are also eliminated upon consolidation.

      Service fees paid to corporations owned by four Alexa Ventures Inc. ( now Eiger Technology, Inc.) management personnel during the period totalled $208,300 (1998: $159,500).

      The balance receivable from related parties at yearend is comprised of advances to Richfield Black SA, a presently inactive joint venture, which bear no interest and have no specific terms of repayment. The 1998 balance included loans to officers of Lexatec VR Systems Inc. of $112,000, repayable within one year without interest.

                               ALEXA VENTURES INC.
                          (now Eiger Technology, Inc.)
                        NOTES to the FINANCIAL STATEMENTS
                               September 30th 1999

3.       Long-term Investments:
         ---------------------

                                                                            1999               1998
                                                                            ----               ----
                                                                              $                   $

         Investment in 1 of 2 outstanding common shares
         and 175,000 of 300,000 outstanding special
         shares of 1034005 Ontario Limited                                175,000           175,000

         Portfolio Investment in Uniqrypt Technologies Inc.                17,000            17,000

         33% Equity Investment in Cognitive Finance Inc.                   150,000          150,000
                                                                    --------------       ----------

                                                                           342,000           342,000


4.       Capital Assets:
         --------------
                                           1999                     1998
                                  ----------------------------------------------
                                             Accumulated    Net Book    Net Book
                                    Cost     Amortization      Value      Value
                                  ---------------------------------------------
                                      $             $           $          $

         Land                        159,000          --     159,000     159,000
         Building                    556,000      93,000     463,000     482,000
         Machinery and Equipment   2,156,000   1,004,000   1,152,000   1,029,000
         Furniture and Fixtures      199,000     116,000      83,000      64,000
         Automotive Equipment         42,000      22,000      20,000     129,000
         Leasehold Improvements      249,000     114,000     135,000     164,000
         Computer Hardware            92,000      60,000      32,000      68,000
         Computer Software            36,000      24,000      12,000      19,000
                                   ---------   ---------   ---------   ---------

                                   3,489,000   1,433,000   2,056,000   2,114,000
                                   =========   =========   =========   =========

                               ALEXA VENTURES INC.
                          (now Eiger Technology, Inc.)
                        NOTES to the FINANCIAL STATEMENTS
                               September 30th 1999

4.       Capital Assets - continued:
         --------------------------

         The following assets held under capital lease are included in capital assets as described above. This equipment is amortized at rates equal to rates for similar equipment.

                                                          1999                             1998
                                             ---------------------------------------------------------------
                                                                  Accumulated     Net Book         Net Book
                                                   Cost         Amortization      Value           Value
                                             ----------------------------------------------------------------
                                                     $              $              $                $
         Machinery and Equipment                     324,000     76,000          248,000        262,000
         Computer Hardware                            33,000     19,000           14,000         17,000
         Leasehold Improvements                       79,000     36,000           43,000         51,000
                                             ------------------------------------------------------------------

                                                     436,000    131,000          305,000        330,000
                                             ================================================================


5.       Other:
         -----

                                                        1999         1998
                                                        ----         ----
                                                         $            $

         Goodwill                                    1,391,000     471,000
         Product Development Costs                     212,000     763,000
         Deferred Organization and Financing Costs     525,000      45,000
         Regulatory Approval                           141,000
         Initial Listing Fee - T.S.E                    18,000      20,000
         Franchise and Manufacturing Rights             50,000      50,000
         Long-term Deposits                             95,000      35,000
                                                     ---------   ---------

                                                     3,432,000   1,384,000
                                                     =========   =========


6.       Bank Indebtedness :
         -----------------

         The bank overdraft bears interest at prime plus .75%, is due on demand, and is secured by a general security agreement which covers an assignment of inventory, equipment and accounts receivable.




                               ALEXA VENTURES INC.
                          (now Eiger Technology, Inc.)
                        NOTES to the FINANCIAL STATEMENTS
                               September 30th 1999


7.       Long-term Debt:
         --------------


                                                                                       1999               1998
                                                                                       ----               ----
                                                                                         $                 $
         Term loan, K-Tronik Industries Inc.,
         negotiated reduction of $293,000 and
         balance of $157,000 paid off during 1999                                          --       450,000

         Term loan, Hongkong Bank of Canada; secured by assignment of book debts and deposit balances, trade finance agreement and general security agreement; refinanced with the Royal Bank at $965,000 on November 1,
         1999; repayable in monthly instalments of $10,000 plus interest calculated
         at Royal Bank prime plus 1/4%                                                878,000     1,213,000

         Accrued severance benefits; payable to the employees
         of Point Multimedia Systems, Inc. upon termination
         of employment                                                                 49,000            --
         Unsecured notes payable; no interest and no specific
         terms of repayment                                                           284,000            --

         Lien note payable; secured by automobile                                          --        24,000
                                                                                   ----------    ----------

                                                                                    1,211,000     1,687,000

         Less: Current Portion                                                       (100,000)     (227,000)
                                                                                   ----------    ----------

                                                                                    1,111,000     1,460,000

         Principal payments required on long-term debt for the next five years are as follows:

                   Year                           Amount
                   ----                           ------
                                                         $
                   2000                               100,000
                   2001                               120,000
                   2002                               120,000
                   2003                               120,000
                   2004                               120,000
                                               --------------
                                                    580,000

                               ALEXA VENTURES INC.
                          (now Eiger Technology, Inc.)
                        NOTES to the FINANCIAL STATEMENTS
                               September 30th 1999


8.       Obligations Under Capital Leases:
         --------------------------------

         The total balance of capital leases owing at the end of the year of $37,000 is payable in the fiscal year ending September 30th, 2000.


9.                Future Income Tax Liabilities:
                  -----------------------------

         Significant components of future income tax liabilities are as follows:

                                                      1999        1998
                                                  --------    --------
                                                       $
Excess of net book value of capital assets
  over tax value                                   257,000     254,000
                                                  --------    --------

Total future income tax liabilities                257,000     254,000
                                                  --------    --------

Operating losses carried forward                    (3,000)         --
"Canadian Exploration Expenses" carried forward    (69,000)    (69,000)
Other                                              (10,000)     (9,000)
                                                  --------    --------

Total future income tax assets                     (82,000)    (78,000)
                                                  --------    ========

Net future income tax liabilities                  175,000     176,000
                                                  ========    ========


10.      Share Capital:
         -------------

         Authorized:  100,000,000 Common Shares

Issued:                                                  1999           1998
                                                  -----------    -----------
                                                        $              $
21,284,358 Common Shares (1998: 13,815,001)        10,252,000      2,176,000

Less: Reciprocal holdings of 826,929 shares
 (1998: Nil)                                       (1,149,000)            --
                                                  -----------    -----------

Net: 20,457,429 Common Shares (1998: 13,815,000)    9,103,000      2,176,000
                                                  ===========    ===========

                               ALEXA VENTURES INC.
                          (now Eiger Technology, Inc.)
                        NOTES to the FINANCIAL STATEMENTS
                               September 30th 1999


10.      Share Capital - continued:
         -------------------------

         Stock Options:

         The following stock options have been granted unconditionally:

                                             Number                     Expiry
                                            of Shares       Price        Date
                                       -----------------    -----     ---------
                                                              $
Ken Rampersad            Management           50,000         .55       05/01/00
Keith Attoe              Management           50,000         .60       09/08/00
Keith Attoe              Management          100,000         .90       11/11/00
Walter Keyser            Director             50,000         .70       09/30/00
Beverly Boorsma          Management           15,000         .85       11/07/00
Ken Rampersad            Management           50,000         .85       04/17/00
Keith Attoe              Management          100,000         .85       04/17/00
Dingeman Kleppe          Employee             30,000         .85       04/17/00
Walter Keyser            Director            100,000         .85       04/17/00
Robert Kim               K-Tronik            200,000         .60       04/02/01
Steve Kim                K-Tronik             50,000         .60       04/02/01
Philip Cassis            Unrelated            50,000         .80       08/06/00
Cheon Hong Kim           Unrelated            25,000         .80       06/25/00
Robert Hoegler           Director             25,000         .75       05/01/00

Management has agreed to issue shares to Seung Bae Lim, Yong Kook Kim, Tae Jin Lee and Rae Myung Cha, in equal amounts, as performance earn out consideration contingent upon achieving the criteria tabled below for the combined results of Eiger Labs Group, Inc. and Point Multimedia Systems, Inc.:

                                                                     Common
        Year          Gross Sales           Net Income               Shares

        1999          $27 million U.S       $1.0 million U.S.        600,000
        2000          $70 million U.S.      $2.5 million U.S.        750,000
        2001          $80 million U.S.      $3.5 million U.S.        750,000
        2002          $90 million U.S.      $4.0 million U.S,        900,000
        2003          $110 million U.S.     $4.5 million U.S.      1,000,000

         No shares were issued in fiscal 1999 as a result of this agreement.

                               ALEXA VENTURES INC.
                          (now Eiger Technology, Inc.)
                        NOTES to the FINANCIAL STATEMENTS
                               September 30th 1999


10.      Share Capital - continued:

         Stock options have been granted to Robert Kim contingent upon meeting sales quotas for K- Tronik Int'l Inc. as tabled below:


                                                             Number of
         Monthly Sales for Six                                Options
         Consecutive Months                                Exercisable      Total  Exercise   Cumulative
         Units of Ballasts                                                  Per Plateau            Price

         50,000 per month for 6 consecutive months               70,000         70,000             .60
         60,000 per month for 6 consecutive months               70,000         140,000            .60
         70,000 per month for 6 consecutive months               70,000         210,000            .60
         80,000 per month for 6 consecutive months               70,000         280,000            .60
         90,000 per month for 6 consecutive months               70,000         350,000            .60


         No shares were issued in fiscal 1999 as a result of this agreement.


11.                        Prior Period Adjustments:
                           ------------------------


         (a)      Retained Earnings:
                                                            1999            1998
                                                         -------         -------
                                                             $              $
Balance - Beginning of Year:
As Previously Reported                                   247,000         163,000

Retroactive Change in
  Accounting Policy (Note 1(j))                          424,000              --
                                                         -------         -------

As Restated                                              671,000         163,000
                                                         =======         =======

         (b)      Comparative Figures for 1998:

                  In connection with the retroactive change in accounting policy noted above, net income reported for 1998 has been increased by $424,000 and contributed capital has been reduced by the same amount. Certain other comparative figures for 1998 have been changed to conform to 1999 presentation format.


12.      Provision for Income Taxes:
         --------------------------


                                                               1999         1998
                                                            -------      -------
                                                                $

Current Provision:                                           33,000       71,000
                                                            -------      -------

Future Provision:
  Losses carried forward                                     (3,000)       6,000
  Net book value of capital assets                            3,000       17,000
  Canadian Exploration Expenses                                  --       11,000
                                                            -------      -------

                                                                 --       34,000
                                                            -------      -------

Total Provision                                              33,000      105,000
                                                            =======      =======


         Reconciliation of Tax Provision:

Income (Loss) before Provision for Income Taxes             (75,000)    654,000
Taxable Intercompany Gain Eliminated on Consolidation       467,000          --
Amortization of Goodwill Arising on Consolidation            66,000      48,000
Utilization of Unrecognized Losses Carried Forward          (50,000)    (43,000)
Minor Permanent Differences                                  (4,000)     (5,000)
Non-taxable item - Negotiated Reduction of Loan            (293,000)   (424,000)
                                                           --------    --------

Income Subject to Current and Future Income Taxes           111,000     230,000
                                                           ========    ========

At Average Statutory Rate (1999: 30%; 1998: 46%)             33,000     105,000
                                                           ========    ========

           The average statutory rate decreased significantly due to the large portion of taxable earnings attributable to Point Multimedia Systems, Inc. which is based in South Korea and has a much lower tax rate.

         As noted above, the company utilized previously unrecognized non-capital losses carried forward of $50,000 to effect income tax savings of approximately $23,000. Unrecognized non-capital losses of $24,000 remain to be applied to future years' taxable income until 2004.






                               ALEXA VENTURES INC.
                          (now Eiger Technology, Inc.)
                        NOTES to the FINANCIAL STATEMENTS
                               September 30th 1999


13.      Acquisitions of Subsidiary Companies:
         ------------------------------------

      During the year, the company acquired 64% of the commons shares of Point Multimedia Systems, Inc. through newly-formed Alexa Korea Holdings, Inc. ("Alexa"). Point Multimedia Systems, Inc. ("Point Multimedia") is incorporated under the laws of the Republic of South Korea and is engaged in the production and distribution of multimedia communication products. The acquisition was accounted for using the purchase method. Alexa contributed $1,000,000 U.S. to Point Multimedia, and 526,928 shares of Alexa Ventures Inc. (issued at $500,000 U.S.) to the other shareholders for treasury stock to equal 64%. Additional shares of Alexa Ventures Inc. are issuable on a performance earn out basis as disclosed in Note 10. The acquisition took place on September 1st, 2000. Operating results of Point Multimedia are included in these consolidated financial statements from that point on. The purchase equation at the time of acquisition was as follows:

                                                                           $

Current Assets                                                        4,147,000
Capital Assets                                                          111,000
Goodwill                                                                652,000
Liabilities                                                          (1,433,000)
Non-controlling Interest                                             (1,044,000)
                                                                     ----------

                                                                      2,433,000

Cash ($1,000,000 U.S.)                                                1,492,000
Shares of Alexa Ventures Inc.                                           732,000
Finder's Fee Paid                                                       209,000
                                                                     ----------

                                                                      2,433,000


            On September 1, 1999, the company acquired 64% of newly-created Eiger Labs Group, Inc. through Alexa (U.S.A.), Inc., also newly-created. Alexa (U.S.A.), Inc. contributed cash of $1,000,000 U.S. and 526,929 shares of Alexa Ventures Inc. issued at $500,000 U.S. to Eiger Labs Group, Inc. for its 64% interest. It also paid a finder's fee of $208,000. Additional shares of Alexa Ventures Inc. are issuable on a performance earn out basis as disclosed in Note
            10. The holders of the other 36% interest were to contribute the net assets of Eiger Labs, Inc., a manufacturer of leading-edge electronic communications products. This side of the transaction did not occur until October 1st, 1999. Accordingly, the consideration paid by Alexa was allocated in the purchase equation as to Cash:
            $1,460,000; Reciprocal Shareholdings: $732,000; and Goodwill:
            $208,000.




                                                        ALEXA VENTURES INC.
                          (now Eiger Technology, Inc.)
                        NOTES to the FINANCIAL STATEMENTS
                               September 30th 1999



14.      Reconciliation to U.S. GAAP:
         ---------------------------

         These financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Cdn. GAAP"). As a result of the change in accounting policy with respect to the negotiated reduction in loans payable, as disclosed in Note 1(j), no significant differences remain to be adjusted to conform to U.S. GAAP.


                                                                1999           1998
                                                         -----------    -----------
                                                              $              $
Net Income (Loss):
         - per Cdn. GAAP                                    (160,000)       508,000
                                                         ===========    ===========


         - per U.S. GAAP                                    (160,000)       508,000
                                                         ===========    ===========


Retained Earnings:
         - per Cdn. GAAP                                    (401,000)       671,000

         - prior years' under-depreciation of computer
             equipment net of deferred tax adjustment        (18,000)       (18,000)
                                                         -----------    -----------

         - per U.S. GAAP                                    (419,000)       653,000
                                                         ===========    ===========


Total Assets:
         - per Cdn GAAP                                   16,523,000      9,221,000

         - adjustment re depreciable life of computer
             equipment net of deferred tax adjustment        (18,000)       (18,000)
                                                         -----------    -----------

         - per U.S. GAAP                                  16,505,000      9,203,000
                                                         ===========    ===========




                               ALEXA VENTURES INC.
                          (now Eiger Technology, Inc.)
                        NOTES to the FINANCIAL STATEMENTS
                               September 30th 1999




      15. Subsequent Event:

      Subsequent to September 30th, 1999, the company changed its name to Eiger Technology, Inc.


      16. Segmented Information:

      Management has identified four reportable segments: "ADH", "K-Tronik", "Lexatec" and "Eiger".

      "ADH" consists of A.D.H. Custom Metal Fabricators Inc. and Alexa Properties Inc. A.D.H. Custom Metal Fabricators Inc. is a manufacturer of fluorescent light fixtures, data racks and other metal cabinetry. Alexa Properties Inc. owns the land and manufacturing facility in Stratford, Ontario. "ADH" also includes the companies previously segmented as the "Vision" group - Vision Unlimited Equipment Inc., Energy Products International Inc., International Ballast Corp. and Applied Lighting Technology Inc. All of these companies are involved in the energy-efficient fluorescent lighting industry.

      "K-Tronik" includes K-Tronik Int'l Inc., a distributor of electronic ballasts based in Hackensack, New Jersey, and EPI International Corporation, a manufacturer of electronic ballasts operating in Korea.

      "Lexatec" consists of Lexatec VR Systems Inc., a distributor of computer peripherals operating out of Cerritos, California.

      "Eiger" includes Eiger Labs Group, Inc. and Point Multimedia Systems, Inc. Both of these companies are involved in the production and distribution of electronic communications products. Point Multimedia Systems, Inc. is located in South Korea, while Eiger Labs Group, Inc. operates out of California.

      Financial information, segmented according to the above, is presented in the form of schedules over the next three pages.

                               ALEXA VENTURES INC.
                          (now Eiger Technology, Inc.)
                              SEGMENTED INFORMATION
                     for the year ended September 30th 1999

                                                                                                                         Totals per
                                                 Eiger                                                  Reconciling     Financial
                                   ADH        (one month)      K-Tronik       Lexatec     All Others       Items        Statements
                                 ===========  =============  =============  ============ =============  =============  =============
                                    $              $              $              $            $              $              $

Sales:
  External Customers:
    - Domestic                    3,397,000              0              0              0            0       -464,000      2,933,000
    - Foreign                        83,000      2,467,000      3,223,000      3,007,000            0              0      8,780,000
                                 -----------  -------------  -------------  ------------ -------------  -------------  -------------
                                  3,480,000      2,467,000      3,223,000      3,007,000            0       -464,000     11,713,000

  Intersegment                       55,000              0              0              0            0        -55,000              0
                                 -----------  -------------  -------------  ------------ -------------  -------------  -------------

  Total                           3,535,000      2,467,000      3,223,000      3,007,000            0       -519,000     11,713,000

Cost of Sales                     2,852,000      2,282,000      1,585,000      2,964,000            0       -664,000      9,019,000
                                 -----------  -------------  -------------  ------------ -------------  -------------  -------------

Gross Margin                        683,000        185,000      1,638,000         43,000            0        145,000      2,694,000
                                 -----------  -------------  -------------  ------------ -------------  -------------  -------------

Expenses:
  Interest on Long-term Debt        111,000                                                                                 111,000
  Other Interest and Bank Charges   108,000          2,000        123,000              0            0              0        233,000
  Amortization of Capital and
    Intangible Assets               192,000          4,000        161,000          1,000        3,000         66,000        427,000
  Intersegment Management Fees      125,000              0              0              0     -125,000              0              0
  Operations and  Administration    126,000         76,000      1,293,000         52,000      128,000        323,000      1,998,000
                                 -----------  -------------  -------------  ------------ -------------  -------------  -------------
                                    662,000         82,000      1,577,000         53,000        6,000        389,000      2,769,000
                                 -----------  -------------  -------------  ------------ -------------  -------------  -------------

Income before Taxes                  21,000        103,000         61,000        -10,000       -6,000       -244,000        -75,000

Provision for Income Taxes           -6,000         28,000         12,000          2,000       -3,000              0         33,000
                                 -----------  -------------  -------------  ------------ -------------  -------------  -------------
                                     27,000         75,000         49,000        -12,000       -3,000       -244,000       -108,000

Non-controlling Interest             12,000         27,000         18,000         -5,000            0              0         52,000
                                 -----------  -------------  -------------  ------------ -------------  -------------  -------------

Net Income for the Period            15,000         48,000         31,000         -7,000       -3,000       -244,000       -160,000
                                 ===========  =============  =============  ============ =============  =============  =============




                                                                       ALEXA VENTURES INC.
                                                                   (now Eiger Technology, Inc.)
                                 SEGMENTED INFORMATION
                                 for the year ended September 30th 1998
                                                                                                                        Totals per
                                                                                                         Reconciling    Financial
                                   ADH           Eiger         K-Tronik       Lexatec      All Others     Items        Statements
                                 ===========  =============  =============  ============= ============= ============  =============
                                    $              $              $              $             $            $              $

Sales:
  External Customers:
    - Domestic                    3,533,000              0              0              0             0            0      3,533,000
    - Foreign                       307,000              0        956,000     17,938,000             0            0     19,201,000
                                 -----------  -------------  -------------  ------------- ------------- ------------  -------------
                                  3,840,000              0        956,000     17,938,000             0            0     22,734,000

  Intersegment                      196,000              0              0              0             0     -196,000              0
                                 -----------  -------------  -------------  ------------- ------------- ------------  -------------

  Total                           4,036,000              0        956,000     17,938,000             0     -196,000     22,734,000

Cost of Sales                     2,706,000              0        663,000     16,269,000             0     -196,000     19,442,000
                                 -----------  -------------  -------------  ------------- ------------- ------------  -------------

Gross Margin                      1,330,000              0        293,000      1,669,000             0            0      3,292,000
                                 -----------  -------------  -------------  ------------- ------------- ------------  -------------

Expenses:
  Interest on Long-term Debt        108,000              0              0          1,000             0            0        109,000
  Other Interest and Bank Charges    78,000              0          1,000          8,000        21,000            0        108,000
  Amortization of Capital and
    Intangible Assets               132,000              0              0         60,000         2,000       48,000        242,000
  Intersegment Management Fees      165,000              0                                    -165,000                           0
  Operations and  Administration    568,000              0        273,000      1,655,000      -317,000            0      2,179,000
                                 -----------  -------------  -------------  ------------- ------------- ------------  -------------
                                  1,051,000              0        274,000      1,724,000      -459,000       48,000      2,638,000
                                 -----------  -------------  -------------  ------------- ------------- ------------  -------------

Income before Taxes                 279,000              0         19,000        -55,000       459,000      -48,000        654,000

Provision for Income Taxes           84,000              0              0          4,000        17,000            0        105,000
                                 -----------  -------------  -------------  ------------- ------------- ------------  -------------
                                    195,000              0         19,000        -59,000       442,000      -48,000        549,000

Non-controlling Interest             56,000              0          9,000        -24,000             0            0         41,000
                                 -----------  -------------  -------------  ------------- ------------- ------------  -------------

Net Income for the Period           139,000              0         10,000        -35,000       442,000      -48,000        508,000
                                 ===========  =============  =============  ============= ============= ============  =============





                                 ALEXA VENTURES INC.
                                 (now Eiger Technology, Inc.)
                                 SEGMENTED INFORMATION
                                 as at September 30th 1999
                                 (with comparative figures as at September 30th 1998)

                                                                                                                         Totals per
                                                                                                         Reconciling     Financial
                                   ADH           Eiger         K-Tronik       Lexatec      All Others     Items        Statements
                                 ===========  =============  =============  ============= ============= ============  =============
                                    $              $              $              $             $            $              $



Expenditures on Capital Assets
  and Intangibles During the Year    19,000        860,000        587,000          7,000             0            0      1,473,000
                                 ===========  =============  =============  ============= ============= ============  =============

                          1998       21,000              0      1,044,000        144,000             0            0      1,209,000
                                 ===========  =============  =============  ============= ============= ============  =============



Balance of Capital Assets and
  Goodwill as at September 30th 1999
    - Domestic                      2,052,000              0              0              0             0            0      2,052,000
    - Foreign                               0        966,000        423,000          6,000             0            0      1,395,000
                                 -------------  -------------  -------------  ------------- ------------ -------------  ------------

                                    2,052,000        966,000        423,000          6,000             0            0      3,447,000
                                 =============  =============  =============  ============= ============ =============  ============

                          1998      2,187,000              0        261,000        137,000             0            0      2,585,000
                                 =============  =============  =============  ============= ============ =============  ============



Amount of Investment in Investees
  Subject to Significant Influence          0              0              0              0       175,000            0        175,000
                                 =============  =============  =============  ============= ============ =============  ============

                          1998              0              0              0              0       175,000            0        175,000
                                 =============  =============  =============  ============= ============ =============  ============



Total Assets                        5,105,000      7,763,000      4,949,000        808,000    11,547,000  -13,649,000     16,523,000
                                 =============  =============  =============  ============= ============ =============  ============

                          1998      5,009,000              0      2,772,000      1,411,000     4,599,000   -4,570,000      9,221,000
                                 =============  =============  =============  ============= ============ =============  ============

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, duly authorized.


Date ________________________                  Eiger Technology, Inc.

                                            by ________________________________
                                                 Mr. Gerry A. Racicot
                                                 President and Director