Form 20-F/A
period 1999-09-30
EIGER TECHNOLOGY INC
filed 2000-05-02
CIK 1040702

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Amendment No.l

                                       to

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


Date March 30, 2000                            Eiger Technology, Inc.

                                            by /s/ Gerry A. Racicot
                                              ----------------------------------
                                                 Mr. Gerry A. Racicot
                                                 President and Director