Form 20-F
period 2000-09-30
EIGER TECHNOLOGY INC
filed 2001-04-02
CIK 1040702

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OF THE SECURITIES EXCHANGE
ACT OF 1934 FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2000

                           Commission File No. 0-29320

                             EIGER TECHNOLOGY, INC.
             (Exact name of Registrant as specified in its charter)

                                 Ontario, Canada
                 (Jurisdiction of incorporation or organization)

                            330 Bay Street, Suite 602
                            Toronto, Ontario M5H 2S8
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:
                                      None

               Securities registered or to be registered pursuant
                          to Section 12(g) of the Act:

                        Common Shares, without par value
                                (Title of Class)

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:
                                      None

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report: 33,945,858 Commons Shares without par value.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes |X| No |_|

Indicate by check mark which financial statement item the registrant has elected to follow.

                             Item 17 |_| Item 18 |X|

                                                           The Index to Exhibits
                                                             is found at Page 30

                                TABLE OF CONTENTS

                                                                            Page

CURRENCY EXCHANGE RATE INFORMATION                                             1

                                     PART I

Item 1.  Identity of Directors, Senior Management and Advisors                 2
          Not Applicable
Item 2.  Offer Statistics and Expected Timetable - Not Applicable              2
Item 3.  Key Information                                                       2
Item 4.  Information on the Company                                            5
Item 5.  Operating and Financial Review and Prospects                         12
Item 6.  Directors, Senior Management and Employees                           16
Item 7.  Major Shareholders and Related Party Transactions                    20
Item 8.  Financial Information                                                21
Item 9.  The Offer and Listing                                                22
Item 10. Additional Information                                               23
Item 11. Quantitative and Qualitative Disclosure about Market Risk
           Not Applicable                                                     29
Item 12. Description of Securities Other than Equity Securities
           Not Applicable                                                     29

                                     PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies
           Not Applicable                                                     29
Item 14. Material Modifications to the Rights of Security Holders and
           Use of Proceeds - Not Applicable                                   29
Item 15. Reserved                                                             29
Item 16. Reserved                                                             29

                                    PART III

Item 17. Financial Statements - Not Applicable                                30
Item 18. Financial Statements                                                 30
Item 19. Exhibits                                                             30

SIGNATURES

CURRENCY EXCHANGE INFORMATION

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

- --------------------------------------------------------------------------------
                                Fiscal Year Ended
                                  September 30
- --------------------------------------------------------------------------------

                 2000         1999         1998         1997         1996

High             0.6903       0.6913       0.7300       0.7513       0.7527

Low              0.6686       0.6362       0.6330       0.7145       0.7236

Average          0.6793       0.6637       0.6840       0.7300       0.7345

Period           0.6636       0.6813       0.6540       0.7234       0.7342

On March 23, 2001 the exchange rate of Canadian dollars into United States, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York City, was Cdn. $1.00 equals U.S. $0.6383.

FORWARD LOOKING STATEMENTS

Forward-Looking Information is Subject to Risk and Uncertainty. This report contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. When used in this report, the words "estimate," "project," "intend," "expect," "anticipate" and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. Such risks and uncertainties include, but are not limited to, those identified under the subheading "Risks Factors" in Item 3 hereof.

                                     PART I

Item 1. Identity of Directors, Senior Management and Advisers

      Not Applicable.

Item 2. Offer Statistics and Expected Timetable

      Not Applicable.

Item 3. Key Information

A. Selected financial data.

                                2000            1999            1998            1997            1996
- --------------------------------------------------------------------------------------------------------------
Working Capital                 23,404,000      4,765,000       1,169,000       1,228,000       903,000

Revenue                         57,068,000      8,433,000       4,796,000       3,734,000       4,278,000

Income (loss) from
Operation:                      919,000         <742,000>       508,000         138,000         274,000

Income (loss) from
Continuing operation:           919,000         <742,000>       508,000         138,000         274,000

Net Incomes (loss):             <693,000>       <742,000>       508,000         138,000         274,000

Earnings (loss) per Share:      <0.03>          <0.05>          .01             .01             0.02

Total Assets:                   57,145,000      17,018,000      9,221,000       5,385,000       5,172,000

Net Assets:                     38,348,000      8,337,000       3,064,000       2,556,000       2,417,000

Long Term debt:                 1,488,000       1,111,000       1,477,000       1,326,000       848,000

Total Liabilities:              15,501,000      6,727,000       5,689,000       2,760,000       2,654,000

Share Capital:                  38,895,000      8,191,000       2,176,000       2,176,000       2,176,000

Retained Earnings
(Deficit):                      <764,000>       <71,000>        671,000         163,000         25,000

Number of Shares:               33,945,858      20,457,429      13,815,001      13,815,001      13,815,001

B. Capitalization and indebtedness.

      Not Applicable.

C. Reasons for the offer and use of proceeds.

      Not Applicable.

D. Risk factors.

The Company's operations are subject to a variety of risks and uncertainties. The following factors are not to be considered a definitive list of all risks associated with the Company's operations.

Foreign Operations

The Company derives 83% of its revenue from international sales outside of North America and 12% from the United States. International sales are subject to certain risks, including unexpected changes in legal and regulatory requirements and policy changes affecting the Company's markets; changes in tariffs, currency exchange rates and other barriers; political and economic instability; difficulties in accounts receivable collection; difficulties in managing distributors and representatives; difficulties in protecting the Company's intellectual property; and potentially adverse tax consequences. See also "Foreign Exchange Rate" below.

Management of the Growth of the Company

The implementation of the Company's business strategy could result in a period of rapid growth. This growth could place a strain on the Company's managerial, operational and financial resources and information systems. Future operating results will depend on the ability of senior management to manage rapidly changing business conditions, and to implement and improve the Company's technical, administrative, financial control and reporting systems. No assurance can be given that the Company will succeed in these efforts. The failure to effectively manage and improve these systems could increase the Company's costs and adversely affect its ability to sell and deliver its products and services.

Competition

The Company faces competition in each of its markets and has competitors, many of which are larger and have greater financial resources than the Company. There can be no assurance that the Company will be able to continue to compete successfully in its markets. Because the Company competes, in part, on the technical advantages and cost of its products, significant technical advances by competitors or the achievement by such competitors of improved operating effectiveness that enable them to reduce prices could reduce the Company's competitive advantage in these products and thereby adversely affect the Company's business and financial results.

New Products and Technological Change

The market for the Company's products is characterized by rapidly changing technology, evolving industry standards and frequent new product introductions which may be comparable to or superior to the Company's products. The Company's success will depend upon market acceptance of its existing products and its ability to enhance its existing products and to introduce new products and features to meet changing customer requirements. There can be no assurance that the Company will be successful in identifying, manufacturing and marketing new products or enhancing its existing products on a timely and cost-effective basis or that such new products will achieve market acceptance. In addition, there can be no assurance that products or technologies developed by others will not render the Company's products or technologies non-competitive or obsolete.

New Market Development

There can be no assurance that the Company will be able to identify, develop and export to countries or geographic areas in which it is not presently selling.

Intellectual Property

The Company has not obtained patent protection for its proprietary technology or products and has not registered any trademarks or copyrights. As the Company has not protected its intellectual property, its business may be adversely affected by competitors copying or otherwise exploiting the features of the Company's technology, products, information or services.

Dependence on Key Personnel and Skilled Employees

The success of the Company is dependent, in large part, on certain key personnel and on the ability to motivate, retain and attract highly skilled persons. The employment market for skilled technology employees is extremely tight. There can be no assurance that the Company will be able to attract and retain employees with the necessary technical and technological skills given the highly competitive state of the employment market for these individuals. The loss of such services or the failure by the Company to continue to attract and retain other key personnel may have a material adverse effect on the Company, including its ability to develop new products, its ability to grow earnings and its ability to accelerate revenue growth.

Risks of International Business

Currently two of the Company's production facilities are based in South Korea while the other facility is located in Canada. As well, the Company distributes, markets and sells its products in numerous foreign countries. Accordingly, the Company is subject to the risks associated with producing and selling in international markets. These risks include the imposition of tariff and non-tariff barriers to trade requirements for export licenses local business regulation including the imposition of taxes.

Relationship with Production Employees

Although the employees of the Company are not unionized, there can be no assurance that this will not occur. Management of the Company is of the opinion that the unionization of its operations would have a detrimental effect on the Company's ability to remain competitive.

Uncertain Operating Results

The Company's operating results have varied and may continue to vary significantly depending on such factors as the timing of new product announcements, increases in the cost of raw materials and changes in pricing policies of the Company and its competitors. The market price of the Shares may be highly volatile in response to such fluctuations.

Foreign Exchange Rate

Material appreciation of the Canadian dollar against the US dollar would reduce the profitability of the Company's US sales. The Company is also exposed to exchange rate fluctuations in the US and Canadian dollar against the Korean Won.

Political Climate in South Korea

Political instability in South Korea may negatively affect the Company's ability to manufacture its products on a timely basis, resulting in product shortages. Management is unaware of any present evidence of political instability of this magnitude in South Korea.

Item 4. Information on the Company

      A. History and development of the company.

Eiger Technology, Inc. (the "Company") was incorporated under the name "Alexa Ventures Inc." under the Company Act (British Columbia) on September 8, 1986. The memorandum of the Company was amended on November 26, 1999 to change the name of the Company from Alexa Ventures Inc. to "Eiger Technology, Inc." In November 2000 the Company changed its jurisdiction of incorporation from British Columbia to Ontario.

The Company's registered head office and executive office is located at 330 Bay Street, Suite 602, Toronto, Ontario M5H 2S8. The telephone number of the registered office is (416) 216-8659.

The Company entered the energy efficient lighting business in 1991. The Company's two main operating subsidiaries in this non-core business are K-Tronik and ADH. ADH operates from the Company's 55,000 square foot manufacturing and engineering facility located in Stratford, Ontario. ADH manufactures and distributes transformer housings, switch housings and electronic data racks, as well as fluorescent light fixtures and reflectors.

On April 1, 1998, the Company purchased 53% of the common stock of K-Tronik for $275,000, plus options entitling the holders to acquire up to 250,000 common shares of the Company. In addition to its US distribution capabilities, K-Tronik also possesses a South Korean manufacturing facility through its subsidiary, K-Tronik Asia, Inc. The Company's management does not intend to divest the Company of its interest in K-Tronik until the public and capital markets improve.

During fiscal 1998, the Company consolidated two of its South Korean subsidiaries, Energy Products, Inc. (a manufacturer of electronic ballasts) and (its South Korean energy saving products sales arm), which were eventually combined under the name "K-Tronik Asia, Inc."

The Company's focus changed following a series of transactions in September 1999 which resulted in the Company owning a 64% interest in Eiger Labs Group, Inc. ("Eiger Labs") and its Eiger Labs' wholly owned manufacturing subsidiary, EigerNet, Inc.

("EigerNet"). Based in Newark, California (Silicon Valley), Eiger Labs distributes a wide variety of PC card and desktop peripherals including storage, multimedia, connectivity and communications products such as MP3 players and ADSL modems. Based in South Korea, EigerNet is a manufacturer of fax modems, Ethernet and PCMCIA products and MP3 players for both the South Korean and United States markets. EigerNet manufactures electronic communication products for a number of OEMs and PC companies as well as for Eiger Labs.

The Company caused its subsidiary Alexa (USA) Inc. to incorporate Eiger Labs as a 100% owned California subsidiary on August 18, 1999. On August 18, 2000 Eiger Labs acquired all of the assets of Eiger Labs, Inc. for consideration of US $500,000. Also on August 18, 1999, each of Seung Bae Lim, Yong Kook Kim, Tae Jin Lee and Rae Myung Cha (collectively, the "EigerNet Vendors") subscribed for shares which, when issued, left the Company (through Alexa (USA) Inc.) holding 64% of Eiger Labs. The Company and the EigerNet Vendors also entered into a shareholders' agreement with the EigerNet Vendors providing, among other things, for the appointment of directors and officers, the nature of the business to be carried out by Eiger Labs, allocation of profits, dividends and distributions, and restrictions on sales of the parties' shares in Eiger Labs.

The acquisition of the Company's 64% interest in EigerNet was effected through payment of a combination of cash and stock with a combined aggregate value of US $1,500,000. US $1,000,000 cash consideration was paid and 500,000 common shares of the Company were issued. The Company further agreed to issue common shares to the EigerNet Vendors in equal amounts, as performance earn out consideration contingent upon achieving the criteria tabled below for the combined results of Eiger Labs and EigerNet:

                                                                                    COMMON SHARES OF THE
                YEAR           COMBINED GROSS SALES        COMBINED NET INCOME      COMPANY TO BE ISSUED
         ------------------- -------------------------- -------------------------- ------------------------
                1999              US $27 million             US $1.0 million                600,000

                2000              US $70 million             US $2.5 million                750,000

                2001              US $80 million             US $3.5 million                750,000

                2002              US $90 million             US $4.0 million                900,000

                2003              US $110 million            US $4.5 million              1,000,000

Under the formula in the agreements, if any of the above targets is not met in any of the above noted years, any gross sales or net income earned or achieved in that year is added the targets of subsequent years. The common shares of the Company to be issued in respect of those targets are to be considered cumulative and can be achieved in any subsequent year in respect of the terms of the agreement.

600,000 common shares of the Company were issued on February 29, 2000 pursuant to this agreement. The Company's common shares were trading at $8.00 Cdn. on that date. No shares will be issued during 2001 for the fiscal 2000 year, and therefore may be issued during subsequent years provided combined gross sales and net income targets are achieved on a cumulative basis.

The Company recently moved its EigerNet manufacturing facility to a modern 35,000 sq. ft. facility within Seoul, South Korea. This facility includes equipment capable of manufacturing high quality, technologically complex printed circuit board assemblies and electronic technical products. EigerNet also received QS 9000 certification during the year.

Other Recent Developments

Nixxo Technologies, Inc. Memorandum of Understanding

On March 14, 2000, the Company announced that it has signed a memorandum of understanding (the "Nixxo MOU") to purchase 25% of Nixxo Technologies, Inc. ("Nixxo") for US $10 million. Nixxo is a research and development and distribution arm of Standard Telecom Co., Ltd. ("STC") of South Korea. STC, under the Nixxo brand, is a wireless phone supplier to South Korea Telecom Freetel, as well as other international phone company partners. Approximately, US $500,000 of the cash portion of the purchase price is proposed to be paid to an arms length existing shareholder of Nixxo. During February 2000 the Company announced that it has changed the March 14, 2000 MOU to convert a US $2,500,000 loan to equity, increasing Eiger's equity position to 31.25% ownership. This transaction has not closed as at the record date of March 5, 2001. Negotiations are still ongoing as at March 30, 2001.

2000 Special Warrant Financing

Pursuant to an underwriting agreement dated March 7, 2000 (the "Underwriting Agreement") between the Company and Dundee Securities Corporation, Canaccord Capital Corporation and BMO Nesbitt Burns Inc. (collectively, the "Underwriters"), the Company issued by way of private placement a total of 4,400,000 special warrants ("Special Warrants") at a purchase price of $5.00 per Special Warrant. Each Special Warrant entitles the holder to acquire 1.1 common share in the capital of the Company without payment of additional consideration on or before 5:00pm (Toronto time) on the earlier of (a) the third business day after a final receipt for the Company's prospectus is issued by the last of the Securities Commissions of Ontario, British Columbia and Alberta, and (b) March 7, 2001 (the "Expiry Time"). The 1.1 common share conversion factor includes a 10% penalty regarding the Company not clearing a final prospectus within 120 days of March 7, 2000. After the Expiry Time, the Special Warrants will be automatically exercised without the payment of any additional consideration.

In consideration for services performed in relation to this offering, the Underwriters received a commission equal to 7% of the aggregate purchase price for the Special Warrants. As well, the Underwriters also received that number of special compensation options (the "Special Compensation Options") equal to 7% of the number of Common

Shares issuable on the exchange of the Special Warrants, or a total of 308,000 Special Compensation Options. Each Special Compensation Option is non-transferable and entitles the Underwriters to receive one compensation option (the "Compensation Option") without additional payment. Each Compensation Option is non-transferable and entitles the Underwriters to acquire one Common Share at any time prior to 5:00 p.m. (Toronto time) on March 7, 2002, at a price of $5.00 per Common Share.

If the Company is unable to obtain a receipt for a final prospectus from each of the securities regulatory authorities in each province in which Special Warrants were sold, the Special Warrants and the Underlying Common Shares may be subject to statutory resale restriction until March 7, 2001. In addition, if the Company is unable to obtain such receipts within 120 days of the closing of the private placement of the Special Warrants, each holder of Special Warrant will thereafter be entitled to 1.1 common shares upon exercise or deemed exercise of his or her Special Warrants. The Company was unable to obtain such receipts with 120 days of closing and each warrant holder is entitled to 1.1 common shares upon exercise or deemed exercise of his or her special warrants.

December 1999 Private Placement

On December 13, 1999, the Company sold by way of private placement 700,000 units at a price of $1.128 per unit. Each unit consists of one common share of the Company and one warrant exercisable for one common share of the Company at a price of $1.41 per common share. The warrants have been exercised.

      B. Business overview.

The Company's core business is the manufacturing and distributing electronics and computer peripherals. The Company's products include DSL modems, MP3 players and MP3 modules for notebook PC's. The Company's products allow computer users to communicate, message, and to connect to and store data from alternate sources.

The Company maintains facilities in both Silicon Valley, California and South Korea. Management has established relationships with distributors in the United States and manufacturers in South Korea.

The Company continues its efforts on expanding into the growing field of information compression technology by introducing its version of the MP3 player. MPEG Audio Layer 3, or MP3, compresses digital audio information by a factor of 12 while providing virtually the same high fidelity that would be found on compact discs. Equally important as the Company's involvement in MP3 and information compression technology is its move into the field of DSL technology, which increases the speed and digital capacity of ordinary phone lines into the home or office.

Recently the Company has expanded its product line with the intention to enter into a strategic investment in the GSM cellular phone, chipset and handset business through Nixxo Technologies, Inc. This strategic investment has not closed as at the record date of March 5, 2001.

Description of Principal Products

The Company serves the major peripheral market segments of the computing industry, being the communications, connectivity and storage segments, and has designed its product line around providing solutions to customers in each of these market segments. The Company manufactures computer peripherals such as PCMCIA card data/fax modems, desktop PC modems, data storage and networking devices and data storage cards for use in digital cameras (collectively, the "Peripheral Products").

The Company anticipates rapid growth in the information compression and DSL areas based on market demand for MP3 players and the need to transfer larger volumes of information at an accelerated rate to accommodate sophisticated software and Internet applications. While the Company will continue to manufacture and distribute its Peripheral Products and expects growth from this sector, management is shifting the Company's focus to emerging and higher growth areas of information compression and DSL. Accordingly, the Company has redirected its focus on the development, manufacture and marketing of the following principal products:

o     56kbps modems;
o     MP3 players; and
o     DSL modems.

56kbps Modem

The Company's 56kbps modem (the "Eiger Modem") provides high-speed data rates up to 56kbps, and fax transmission speeds up to 14.4kbps passed over conventional telephone lines.

MP3 Players

MPEG Audio Layer 3, or MP3, is a technology and standard for compressing a sound sequence into a very small data file, roughly one-twelfth the size of the original file, while preserving the original level of sound quality when played back.

Digital audio is typically created by extracting a 16 bit sample of a one second analog signal. Since this signal is typically spread out over a measurement spectrum of 44.1 thousand cycles per second, one second of CD quality sound requires 1.4 million bits of data. The developers of MP3 have devised a compression algorithm that reduces data pertaining to sound with a degradation in sound quality that the average listener cannot detect. By generating greater compression levels, larger amounts of audio information can be transferred from its original form to both the Internet and portable devices (MP3 players) at an accelerated rate without compromising quality or content.

The Company began selling an upgraded version of its MPMan MP3 player called the "MPMan F20" in the spring of 2000. The MPMan F20 is designed to incorporate all the current MP3 player features and functions in addition to new and more advanced information compression capabilities. During the first fiscal quarter of 2001, Compaq and Samsung have deferred their MP3 product contracts until the computer peripheral market improves. The Company is shipping an MP3 module for installation into Notebook PC's.

Digital Subscriber Line

DSL is a technology for bringing high-bandwidth information to homes and businesses over conventional copper telephone lines. DSL enables an individual to receive data at rates up to 6.1 megabits per second, permitting continuous transmission of motion video, audio and 3-D effects.

Traditional methods of passing information over limited bandwidth connections require digital data to be changed into analog form and back into digital form. DSL technology permits the transmission of digital data to an individual's computer directly as digital data, thus enabling a phone company to use a much wider bandwidth for transmitting data. DSL lines can carry both data and voice signals and the data part of the line remains continuously connected.

Installations of DSL lines began in 1998 and have continued to increase at a vigorous rate, as Compaq, Intel and Microsoft have been working with telephone companies throughout the United States to accelerate the conversion of conventional lines to DSL.

In addition to DSL modems, the Company manufactures modems that service ADSL, or Asymmetric Digital Subscriber Line. ADSL is a variation of DSL that operates by way of two-way or duplex bandwidth and is devoted to the downstream transmission of data. This enables the Company to compete in both the ADSL and DSL markets.

Sales and Revenue Analysis

Sales                               Fiscal 2000               Fiscal 1999               Fiscal 1998
- -----------------------------------------------------------------------------------------------------
Computer Peripherals                $47,513,000              $ 2,467,000               $        Nil

Electronic Ballasts                 $ 6,718,000              $ 2,950,000               $    957,000

Fabricated Products                 $ 2,839,000              $ 2,933,000               $  3,839,000

The computer peripheral products are distributed internationally, while the electronic ballasts are distributed in the United States and the fabricated products are distributed primarily in Canada (with a small amount, less than 3%, being distributed in the U.S).

The component parts for various circuit boards used in the computer peripheral and lighting ballast products are sourced from various large electronic suppliers and are available from many sources. The Company's main business is not seasonal.

Marketing and Distribution Channels

Key to the Company's success is its distribution network and its ability to market its product line effectively. Management has identified the two main means to market its products as sakes to OEM's and internet service providers ("ISPs").

In conjunction with on-line marketing and distribution of its MP3 player, the Company will focus the distribution of its DSL modems directly through ISPs. By distributing directly to the ISP market, the Company hopes to establish its product as industry standard in an effort to increase market penetration.

The marketing of the Company's products is a crucial component in the successful distribution of its products. Management is currently implementing a variety of marketing initiatives based on its three core products (the Eiger modems, MP3 players/modules and DSL modems) and their distribution.

      C. Organizational structure.

The following is a list of each material subsidiary of the Company and the jurisdiction of incorporation and the direct or indirect percentage ownership by the Company of each subsidiary:

                                                         Jurisdiction of          Percentage of Voting Securities
              Name of Subsidiary                          Organization                  Owned of Controlled
- ------------------------------------------------ -------------------------------- ---------------------------------
Eiger Labs Group, Inc. ("Eiger Labs")                      California                           64%

EigerNet, Inc. ("EigerNet")(1)                             South Korea                         50.1%

K-Tronik International Corp.                                 Nevada                             53%
("K-Tronik")

ADH Custom Metal Fabricators Inc. ("ADH")                    Ontario                            100%
- ------------------------------------------------ -------------------------------- ---------------------------------

(1)   Formerly Point Multimedia Systems Inc. - name changed February 20, 2000.

The following is an organizational chart showing the Company's material subsidiaries:

      [The following was represented by a chart in the printed material.]

                               ----------------------
                               Eiger Technology, Inc.
                               ----------------------

                   64%                    50.1%                    53%                 100%
- ----------------------   ----------------------    -------------------   ------------------
Eiger Labs Group, Inc.       EigerNet, Inc.             K-Tronik          ADH Custom Metal
 (a California corp.)    (a South Korean corp.)    International Corp.   Fabricators, Inc.
                                                    (a Nevada corp.)     (an Ontario corp.)
- ----------------------   ----------------------    -------------------   ------------------

      D. Property, plants and equipment.

The Company's industrial facility is 55,000 square feet of mixed office, manufacturing and engineering space located in an industrial designated area in Stratford, Ontario. The factory capacity currently utilizes 40% with presently one work shift. This facility is situated on 31.8 acres of land of which 26 acres is available for development or resale, although there are no current plans for either.

The land and property are subject to a first mortgage of $1,213,000.

The factory is a light gauge fabrication facility that produces energy efficient fluorescent lighting fixtures and reflectors, electronic data racks and oversize custom enclosures for the electrical industry.

The Company recently moved its EigerNet manufacturing facility to a modern 35,000 sq. ft. facility within Seoul, South Korea. This facility includes equipment capable of manufacturing high quality, technologically complex printed circuit board assemblies and electronic technical products. A second facility of approximately the same size is also located in Seoul for the manufacturing of electronic ballasts. Both facilities are leased.

Item 5. Operating and Financial Review and Prospects

      A. Operating results.

The Company's generated sales of $57.1 million in fiscal 2000 compared to $8.4 million in fiscal 1999, the increase mainly due to the acquisition of controlling interests in EigerNet and Eiger Labs late in fiscal 1999. During fiscal 2000, the Company sold its 60% interest in its California subsidiary, Lexatec VY Systems, Inc. ("Lexatec") for $1. Lexatec formerly sold distributed computer peripherals. Revenue from ongoing operations was as follows:

                  ($'000's)                 2000           1999         Increase
                                            ----           ----         --------
Eiger                                      47,513          2,467         45,046
K-Tronik                                    6,718          2,950          3,768
ADH                                         2,839          3,480           (642)

K-Tronik's sales increased due to an increase in sales representatives in the U.S., as well as, increased brand name recognition in the commercial lighting industry. Sales at ADH decreased due to the softening of the economy in Southwestern Ontario.

During the fiscal year ended September 30, 2000, the Company's gross margin decreased 60% from 28% to 11% principally as a result of reduced Eiger Net volume of sales and an increase in OEM business, which carries lower margins. The percentage decrease in gross margin at K-Tronik from 46% to 33% reflects K-Tronik adding volume lower margin business to the previous niche markets of specialty electronic ballasts. These specialty electronic ballasts include multi voltage electronic ballasts that are suitable for installation in South America and others areas with fluctuating voltages (brown outs) that destroy conventional single voltage level electronic ballasts.

The increase in sales by the Eiger Labs and Eiger Net subsidiaries includes one month sales in fiscal 1999 vs. 12 months in fiscal 2000.

Expenses increased approximately 123% during the fiscal year ended September 30, 2000 to $7,076,000 from $3,180,000 (September 30, 1999). Operations and administrative expenses increased by approximately 113% (2000: $5,154,000; 1999:
$2,410,000). These operations and administrative expenses consisted principally of salaries and benefits and the operating costs of the Company's Eiger Labs and Eiger Net sales, design, engineer and manufacturing facility. While interest on long-term debt also remained steady (September 30, 2000: $92,000; September 30, 1999: $111,000), other interest and bank charges rose (September 30, 2000:
$552,000; September 30, 1999: $233,000). This was due to the increase in bank indebtedness during the year (September 30, 2000: $2,670,000, September 30, 1999: $1,170,000). The increase in bank indebtedness is due to increased working capital requirements due to the increased volume of business in Eiger Net, Inc and K-Tronik International, Inc. Amortization of goodwill and other increased from $222,000 in fiscal 1999 to $871,000 in fiscal 2000. Most of this increase was a result of the initial amortization of goodwill recognized by the purchase of Eiger Labs Group, Inc. and Eiger Net, Inc.

In the Company's view, at no time during any of the last five fiscal years have inflation or changing prices had a material impact on the Company's sales, earnings or losses from operations or net income.

The Company has not been materially impacted by foreign currency fluctuations and net investments are not hedged.

The Company's operations have not been materially affected by any governmental policies or factors.

      B. Liquidity and capital resources.

At September 30, 2000, the Company increased its cash and short-term investments position to $13,814,000 from $1,173,000 at the end of September 30, 1999 and increased its working capital by $18,639,000 to $23,404,000 at September 30, 2000 (1999: $4,765,000) principally as a result of the special warrants financing.

The Company increased its share capital from $8,181,000 as at September 30, 1999 to $38,895,000 at September 30, 2000 through the issuance of 12,661,500 shares at an average price of $2.62.

The Company issued 4,400,000 special warrants on March 7, 2000 at a price of $5.00 per warrant. Each warrant consists of the right to receive 1.1 common shares of the Company on March 7, 2001, as a result, of the preliminary prospectus filed on August 29, 2000 not having received a final receipt from the Ontario Securities Commission within the prescribed terms of the financing.

Also, 5,000,000 shares were issued in connection with a public offering of units ("Units") at a price of $1.00 per Unit for gross proceeds of $5,000,000, which closed in June 1999. Each Unit consisted of one common share of the Company and one share purchase warrant entitling the holder to acquire an additional common share at a price of $1.10 per common share. These warrants were exercised during fiscal 2000. Any warrants, which were not exercised, have now expired.

The increase in the Company's accounts receivable to $12,039,000 September 30, 2000 from $5,227,000 at the end of September 30, 1999 is due to the increase in the volume of business at Eiger Net and K-Tronik.

Inventory increased to $10,878,000 at September 30, 2000 from $3,733,000 at September 30, 1999 as a result of the increase in the volume of business at Eiger Net and K-Tronik.

The Company does not foresee any know demands, commitments, events or uncertainties that will result in a significant change in its liquidity in the near term.

The Company does not have any material commitments for capital expenditures as of the end of the last fiscal period or at any subsequent interim period.

The Company does not foresee any material change in the mix between equity, debt or off balance sheet financing arrangements. The Company expects to arrange financing prior to any future acquisitions, of which, only the potential acquisition of an interest in Nixxo Technologies, Inc. is contemplated that includes the Company funding $2,200,000 U.S. over an 11 month period succeeding the date of the financial statements enclosed.

      C. Research and development, patents and licenses, etc.

Research and development expenses were $987,000 ($725,000 - 1999) for the year ended September 30, 2000. Research and development expenses for 1998 were immaterial. Research expenditures are expensed in the year in which they are incurred.

Research and development is important to the Company's success and the ability of the Company to maintain a competitive advantage over its competitors.

The Company employs trained professionals to perform its research and development work, most of whom have work experience in the field of computer technology and product development for established corporations such as Samsung and Garnet Systems. Approximately 9% of the Company's 120 employees are engaged in research and development activities.

Management believes that the Company has a competitive advantage over many of its competitors in terms of product development and market roll-out as it currently conducts all of its own research and development, which management believes many of its competitors do not do. This enables management to monitor both the timely development of products with a view to current technology and market demand as well as controlling the cost-effectiveness of research and development activities, thereby reducing overhead costs and the risk of timing delays that could lead to introduction of obsolete products into the rapidly changing marketplace in which the Company operates.

      D. Trend information.

The Company is currently affected by several industry trends. One trend is that of cyclical oversupply in the PC industry which affects Eiger's core operating revenue. Currently, the majority of Eiger's revenue is derived from the OEM manufacture of conventional modem and modem related computer products such as 56K modems and modem/LAN cards. The current cyclical trend of oversupply in the PC industry, coupled with reduced consumer spending and overall economic activity has the effect of a reduction in orders for components. This trend began in the first fiscal quarter of 2000 and, although this oversupply of inventory has been worked down somewhat by major computer companies, it is likely to persist for at least the next two quarters, resulting in a reduction of orders for Eiger's manufacturing facility in Korea.

The second major trend affecting the Company is the trend towards MP3 based distribution of music. For example, it is expected that digital music revenues from subscription and pay-per-download services of major labeling companies will reach $1.5 Billion annually by 2005 (Jupiter Communications). Management believes this trend will result in a trend towards greater demand for MP3 hardware, a key growth area for the Company as it possesses proprietary MP3 technology, manufacturing capability and proven MP3 products for a number of consumer electronics companies.

The third major trend affecting the Company is the trend in consumer electronics towards multi-functional mobile internet-enabled electronic devices. This trend is based on the growth of both the internet and the evolution of 3G wireless communication technology. Together, these two developments allow for the development of mobile electronic devices that are internet-enabled through wireless technology and are capable of a multitude of applications, ranging from simple voice and data capabilities to transactional capability and entertainment functions such as digital audio (MP3). At the moment there is a big push towards listening to music over cell phones and PDAs and for mobile access to personal music collections. As the Company possesses MP3 technology, it is expected that demand for this technology will grow beyond stand-alone MP3 hardware to include MP3 modules for cellular telephones and PDAs. Additionally, through its investment in Nixxo Technologies Inc., management believes the Company is poised to capitalize on the evolution to 3G wireless communication as demand for Nixxo's GSM and GPRS wireless chipsets increases.

Item 6. Directors, Senior Management and Employees

      A. Directors and senior management.

The following is a list of the current directors and senior officers of the Company, their municipalities of residence, their current position with the Company and their principal occupations:

Gerry A. Racicot           Norwich ON            President, C.E.O., and Director

Director since August 21, 1992.

Mr. Racicot has a long career in administration, management and self-employment. The majority of these years were spent as an Investment Account Executive at a major Canadian brokerage house (Burns Fry), import/export wholesale distribution and retail business (Red Mountain Holdings Inc. - Stedmans).

Keith Attoe                         Toronto ON               C.F.O. and Director

Director since February 23, 1996.

Mr. Attoe is a Chartered Accountant who practiced in the City of Toronto for 11 years prior to joining the Company. His experience includes corporate financing, project financing, portfolio management, US/CDA tax planning, investment strategy and treasury management. Mr. Attoe's clients have included CN, Deloitte Touche and Mondev group of companies, a major real estate developer in Montreal.

John G. Craig              Toronto ON                Director

Director since October 16, 2000.

Mr. Craig is a Chartered Accountant who began his career with Deloitte & Touche and continued on as a CFO and Business Executive for various companies with operating, corporate and boardroom experience in Canada and the United States. Currently, as president of Jarway Corporation, Mr. Craig's primary focus is on project work as an interim CFO with special interest in the technology sector.

Sidney S. Harkema          Orillia ON                Director

Director since August 22, 1992.

Mr. Harkema founded and built one of Canada's largest privately owned transport and express companies (Harkema Trucking Group). He served as President and Chairman of the Board for 27 years. He has since sold the entire trucking operation, cartage equipment and all 18 terminals located throughout the country and has devoted his time to public service organizations (principally as Chairman of the Huntley St. Group of Ministries).

Walter A. Keyser           Toronto ON                Director

Director since February 23, 1996.

Mr. Keyser is a principal of W.A. Keyser Associates and a director of AGF Management Inc., the management arm of the AGF group of mutual funds. Mr. Keyser is also very involved in project financing for real estate, as well as founding Canada's first real estate mutual fund in the mid 1970's.

Robert Hoegler             Richmond BC               Director

Director since February 23, 1996.

Mr. Hoegler is an independent businessman who operates a public relations firm in the junior industrial sector group of companies under his own name. He is also a director of MCA Equities Ltd, a private management company.

Morden C. Lazarus          Montreal PQ               Director

Director since June 29, 1999.

Mr. Lazarus is a partner in the Montreal PQ firm of Lazarus Charbonneau. He has been legal counsel for many years to a number of professional athletes and entertainment personalities, as well as several Canadian producers and entertainment corporate entities.

There are no arrangements or understandings between any of the officers or directors of the Company as to their election or employment, nor are there any family relationships.

      B. Compensation.

For the year ended September 30, 2000 Gerry Racicot was compensated $156,252 for his roll as President of the Company. For the same period Keith Attoe received $60,000 for his roll as C.F.O. of the Company.

A total of 20 persons served as members of the administrative, supervisory or management bodies of the subsidiaries of the Company during fiscal 2000. The aggregate remuneration paid to such persons was approximately $2.2 million.

The following it a list of stock options granted during the last full financial year to members of the Company's executive.

Name                               Quantity  Exercise price     Expiry
- --------------------------------------------------------------------------------

Gerry Racicot                       250,000  $ 4.50             February 1, 2004
Keith Attoe                         250,000  $ 4.50             February 1, 2004
Gerry Racicot                        50,000  $ 4.75             June 12, 2005
Keith Attoe                          50,000  $ 4.75             June 12, 2005
Ernie Kolenda                        50,000  $ 4.75             June 12, 2005
Sidney Harkema                       50,000  $ 4.75             June 12, 2005
Walter Keyser                        50,000  $ 4.75             June 12, 2005
Rob Hoegler                          50,000  $ 4.75             June 12, 2005
Morden Lazarus                       50,000  $ 4.75             June 12, 2005

None of the above options were exercised during the Company's most recently completed financial year.

There are no other arrangements under which directors or members of the Company's administrative, supervisory or management bodies were compensated by the Company during the most recently completed financial year for their services.

No plan exists, and no amount has been set aside or accrued by the Company or any of its subsidiaries, to provide pension, retirement or similar benefits for directors or officers of the Company, or any of its subsidiaries.

      C. Board practices.

The directors of the Company are elected annually and hold office until the next annual general meeting of the Company's shareholders or until their successors in office are duly elected or appointed. All of the Company's directors were elected at the Company's most recent annual general meeting, which took place on March 23, 2000. Under the Company Act (Ontario) the Company is required to hold an annual general meeting no more than 15 months after its most recent annual general meeting.

There are no service contracts with the Company or any of it subsidiaries for the directors providing benefits upon termination of their service.

The Company does not have an executive committee. The audit committee is comprised of Walter Keyser, Morden Lazarus and John Craig. The committee operates within the guidelines of the Toronto Stock Exchange.

      D. Employees.

The Company and its subsidiaries employ approximately 120 employees worldwide. The following is a breakdown of persons employed by main category of activity and geographic location for the last full financial year:

                  Administrative/      Sales/
Location          Clerical             Marketing       Manufacturing        R&D
- --------------------------------------------------------------------------------

Canada                7                   3                17
United States         3                   5                12
Korea                10                  14                39               10

There were no significant changes in the number of employees.

The Company and its subsidiaries have no involvement with labour unions. The Company and its subsidiaries do not employ a significant number of temporary employees.

      E. Share ownership.

                                                                                      Number of Voting Shares
                                                                                       Beneficially Owned or
     Name and Address               Occupation             Director Since        Controlled Directly or Indirectly
- --------------------------------------------------------------------------------------------------------------------
Gerry A. Racicot             President, Chief              August 21, 1992                   1,556,530
Norwich, ON                  Executive Officer and
                             Director

Keith Attoe                  Chief Financial Officer      February 23, 1996                   584,000
Toronto, ON                  and Director of the
                             Company;

John G. Craig                Director of the              October 16, 2000                      Nil
Toronto, ON                  Company; president of
                             Jarway Corporation

Sidney S. Harkema            Director of the               August 21, 1992                   1,509,100
Orillia, ON                  Company; retired

Walter A. Keyser             President of W.A.            February 23, 1996                   127,400
Toronto, ON                  Keyser & Associates
                             Limited

Robert Hoegler               Director of the              February 23, 1996                     Nil
Richmond, BC                 Company; director of
                             MCA Equities Ltd., (a
                             private management
                             company)

Morden C. Lazarus            Director of the                June 29, 1999                       Nil
Hampstead, PQ                Company; partner at the
                             Montreal, PQ firm of
                             Lazarus, Charbonneau
- --------------------------------------------------------------------------------------------------------------------

         -----------------------------------------------------------------------------------------------
                                                     Number of Shares
                                                   Beneficially Owned or
                                                  Controlled Directly or        Percentage of Total
         Name                                           Indirectly                Shares Issued(1)
         -----------------------------------------------------------------------------------------------
         Directors and Officers as a Group               3,597,130                      9.6%
         -----------------------------------------------------------------------------------------------

(1) Based on a total of 37,215,008 Common shares issued and outstanding as at February 26, 2001.

At the discretion of the Board, the stock option plan may be exercised in consideration of services rendered and to be rendered by key personnel and consultants to the Company, its subsidiaries and affiliates.

Item 7. Major Shareholders and Related Party Transactions

      A. Major shareholders.

To the Company's knowledge no person holds five percent or more of the Company's common shares.

The only recent significant change in percentage ownership is collectively that of the Directors and Officers as a group. Total ownership in the previous year was 33%, with Gerry Racicot holding 15%, Ernest Kolenda 10% and Sid Harkema 8%. As noted in item 6.E., that percentage has decreased to 9.6% with each individual holding less than 5%.

All common shareholders have identical voting rights.

There is no trading market for the common shares in the United States. The following table indicates the approximate number of record holders of common shares with U.S. addresses and portion and percentage of common shares so held in the U.S. The calculation is based on the total issued and outstanding as stated in item 6.E.

         Number of U.S.    Number of Common                   % of Common
         Holders           shares held in the U.S.            shares held in
                                                              the U.S.
- --------------------------------------------------------------------------------
             44                2,740,919                         7.37 %

The computation of the number and percentage of common shares held in the United States is based upon the number of common shares held by record holders with United States addresses and by trusts, estates or accounts with United States addresses as disclosed to the Company following inquiry to all record holders known to the trustees, executors, guardians, custodians or the fiduciaries holding common shares for one or more trusts, estates, or accounts. United States residents may beneficially own common shares held of record by non-United States residents.

A substantial number of common shares are held in "Street Name" by trustees, executors, guardians, custodians or other fiduciaries, including depositories, brokerage firms and financial institutions. Management is unable to determine the total number of individual shareholders that this represents.

To the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government.

The Management does not anticipate any change in the control of the Company.

      B. Related party transactions.

No director, executive officer nor any of their associates or affiliates has or has had an interest in material transactions of the Company.

All transactions within the corporate group are in the normal course of business, are transacted at fair market value, are recorded at the carrying value at the time and are eliminated upon consolidation.

      C. Interests of experts and counsel.

            Not Applicable

Item 8. Financial Information

      A. Consolidated Statements and Other Financial Information.

The document contains consolidated financial statements, audited by an independent auditor and accompanied by an audit report, comprised of:

      (a) balance sheet;

      (b) income statement;

      (c) statement showing changes in equity

      (d) cash flow statement;

      (e) related notes and schedules required by the comprehensive body of accounting standards pursuant to which the financial statements are prepared; and

      (f) a note analyzing the changes in each caption of shareholders' equity presented in the balance sheet.

The document includes comparative financial statements that cover the latest three financial years, audited in accordance with a comprehensive body of auditing standards.

Export Sales

Total Sales Volume         Export Sales       Export Sales as % of Total Sales
- ------------------------------------------------------------------------------
$ 57,068,000               $ 54,236,000                95.04%

Legal Proceedings

There are no material pending legal proceedings to which the Company is a party or of which any of its subsidiaries or properties are subject. Management is not aware of any material proceedings in which any director, any member of senior management, or any of the Company's affiliates are a party adverse to, or have a material interest adverse to the Company or its subsidiaries.

Dividend Policy

The Company has not paid dividends on the common shares in any of its last five fiscal years. The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company's financial position at the relevant time. All of the common shares of the Company are entitled to an equal share in any dividends declared and paid.

      B. Significant Changes.

There have been no significant changes since the date of the annual financial statements included in this document.

Item 9. The Offer and Listing.

      A. Offer and listing details.

Information regarding the price history of the stock.

Calendar Period            High (Cdn$)      Low (Cdn$)        Volume

Month Ended

February, 2001             1.48             0.93              1,879,727
January, 2001              2.30             1.18              1,673,900
December, 2000             2.75             2.00              1,182,000
November, 2000             2.95             2.05              1,580,600
October, 2000              3.24             2.00              1,460,400
September, 2000            3.70             2.85              1,040,600

Quarter Ended

September 30, 2000         5.00             2.65              4,779,800
June 30, 2000              7.40             2.85              6,224,000
March 31, 2000             10.30            3.00              17,147,400
December 31, 1999          4.25             0.90              9,030,700
September 30, 1999         1.73             1.12              6,191,000
June 30, 1999              1.59             0.35              4,228,200
March 31, 1999             0.48             0.22              144,000
December 31, 1998          0.65             0.41              118,800

Year Ended

September 30, 1998         0.95             0.25              1,506,157
September 30, 1997         0.90             0.40              1,318,300
September 30, 1996         0.92             0.32              1,621,309

Prior to October 11, 1996, all trades were cleared through the VSE and subsequent to that date all trades were cleared on the TSE.

      B. Plan of distribution.

            Not Applicable.

      C. Markets.

The common shares of the Company were listed for trading on the Toronto Stock Exchange (the "TSE") on October 11, 1996 and previous to this, on the Vancouver Stock Exchange (the "VSE") on April 3, 1991 under the symbol "AXA".

The common shares were listed on the NASD OTC Electronic Bulletin Board on October 8, 1997 and trade under the symbol "ETIFF".

      D. Selling shareholders.

            Not Applicable.

      F. Dilution.

            Not Applicable.

      F. Expenses of the issue.

            Not Applicable.

Item 10. Additional Information.

      A. Share capital.

            Not Applicable.

      B. Memorandum and articles of association.

The Company is incorporated under the laws of the Province of Ontario, Canada and has been assigned company number 942684, with its registered office situated at 330 Bay St., Suite 602, Toronto, ON M5H 2S8, Canada. The telephone number at that location is (416) 216-8659.

The purpose of the Company is to perform any and all corporate activities permissible under Ontario law. A director may vote in respect of any contract or arrangement in which such director has an interest notwithstanding such director's interest and an interested director will not be liable to the Company for any profit realized through and such contract or arrangement by reason of such director holding the office of director. The remuneration of the directors shall from time to time be determined by the Company by ordinary resolution. Directors of the Company are not required to own shares of the Company in order to serve as directors.

The share capital of the Company is an unlimited number of authorized common shares and 33,945,858 common shares outstanding as at the fiscal year end September 30, 2000 and 37,415,858 as of March 28, 2001.

All common shares rank equally with other common shares, entitling the common shareholder to one vote at the annual shareholder's meeting.

There are no provisions for a classified board of directors or for cumulative voting for directors.

There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities.

There are no provisions in the Articles of Incorporation that would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with a respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

There are no provisions in the Articles of Incorporation governing the ownership threshold above which shareholder ownership must be disclosed. United States federal law and Ontario provincial securities law, however, requires that all directors, executive officers and holders of 10% or more of the stock of a company that has a class of stock registered under the Securities Exchange Act of 1934, as amended, disclose such ownership. In addition, holders of more than 5% of a registered equity security must disclose such ownership.

      C. Material contracts.

The Company has not entered into any material contracts, other than in the ordinary course of business, during the preceding two years.

      D. Exchange controls.

Canada has no system of currency exchange controls. There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlements of trade debts or the repatriation of capital.

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

Where the Minister has advised the acquirer that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquirer has the right to make representations and submit undertakings within 30 days of the date of notice (or any period that is agreed upon between the acquire and the Minister). On the expiration of the 30 day period (or the agreed upon extension), the Minister must quickly notify the acquirer that he is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the acquirer my not proceed with the investment or, if the investment has already been consummated, must divest itself of control of the Canadian business.

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

      E. Taxation.

A brief description of certain provision of the tax treaty between Canada and the United States is included below, together with a brief outline of certain taxes, including withholding provisions to which United States security holders are subject under existing laws and regulations of Canada and the United States. The consequences, if any, of state and local taxes are not considered. The following information is general, and is not intended to be relied upon with respect to any particular transaction or circumstances.

Canadian federal tax legislation requires a 25% withholding from any dividend paid or deemed to be paid to the Company's non-resident shareholders. However, shareholders residing in the United States would generally have this rate reduced to 15% pursuant to the tax treaty between Canada and the United States. The amount of stock dividends paid to non-residents of Canada would be subject to withholding tax at the same rate as cash dividends. The amount of stock dividends (for tax purposes) would generally be equal to the amount by which the paid up capital of the Company had decreased by reason of the payment of such dividend. The Company will furnish additional tax information to shareholders in the event of such dividend. Interest paid or deemed to be paid on the Company's debt securities held by non-Canadian residents may also be subject to withholding tax, depending upon the terms and provision of such securities any applicable tax treaty.

Gains derived from a disposition of shares of the Company by a non-resident shareholder will be subject to tax in Canada only if not less than 25% of any class of shares of the Company were owned by the non-resident shareholder and/or persons with whom the non-resident did not deal at arm's length at any time during the five year period immediately preceding the dispositions. In such cases, gains derived by a U.S. shareholder from a disposition of shares of the Company would likely be exempt from tax in Canada by virtue of the Canada - U.S. tax treaty.

      G. Dividends and paying agents.

            Not Applicable.

      H. Statement by experts.

            Not Applicable.

      I. Documents on display.

The documents concerning the Company which are referred to in the document are located at its principal executive office in Toronto, at the address stated at the beginning of this document.

      I. Subsidiary Information.

            Not Applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

            Not Applicable.

Item 12.  Description of Securities other than Equity Securities.

            Not Applicable.

                                     PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

            Not Applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

            Not Applicable.

Item 15. [Reserved]

Item 16. [Reserved]

                                    PART III

Item 17. Financial Statements.

            Not Applicable.

Item 18. Financial Statements.

The following financial statements are attached to and form part of this Annual
Report:

Audit Report

Audited Consolidated Financial Statements of the Company for the years ended September 30, 2000, September 30, 1999 and September 30, 1998.

Item 19. Exhibits.

Exhibit Number
- --------------

                                                                            Page
                                                                            ----

   1.1   Certificate of Incorporation dated September 8, 1986.               *
   1.2   Certificate of Name Change dated November 26, 1999.                 *
   1.3   Articles (Bylaws) of the Corporation.                               *
   1.4   Company Stock Option Plan                                           *

* Adopted by reference, as previously filed with the Commission.

                                   SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Eiger Technology, Inc.


/s/ GERRY RACICOT
- -------------------------------------

Gerry Racicot
President and C.E.O.

March 30, 2001

                             EIGER TECHNOLOGY, INC.

                         (formerly Alexa Ventures Inc.)

                       CONSOLIDATED FINANCIAL STATEMENTS

                               September 30, 2000

                             EIGER TECHNOLOGY, INC.
                         (formerly Alexa Ventures Inc.)
                                     INDEX
                               September 30, 2000

Independent Auditor's Report

Consolidated Financial Statements

      Balance Sheets

      Statements of Operations and Retained Earnings

      Statements of Cash Flows

Notes to the Consolidated Financial Statements

                    [LETTERHEAD OF MONTEITH, MONTEITH & CO.]

                          INDEPENDENT AUDITOR'S REPORT

To the Shareholders of
Eiger Technology, Inc.:

      We have audited the consolidated balance sheets of Eiger Technology, Inc. as at September 30, 2000, 1999 and 1998 and the consolidated statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eiger Technology, Inc. as at September 30, 2000, 1999 and 1998 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in Canada.


                                        Monteith, Monteith & Co.

                                        CHARTERED ACCOUNTANTS.

Stratford, Ontario,
January 30, 2001.
[Except as to Note 19
which is as of
February 20, 2001]

                             EIGER TECHNOLOGY, INC.
                         (formerly Alexa Ventures Inc.)
                          CONSOLIDATED BALANCE SHEETS
                               as at September 30

                                                                         1999
                                                       2000      (Restated - Note 16)     1998
                                                       ----      --------------------     ----
                                                    $                      $               $
                                     ASSETS
Current:
  Cash                                               2,031,000         1,173,000         146,000
  Cash Held in Escrow (Note 4)                       4,978,000                --              --
  Short-term Investments (Note 5)                    6,805,000                --              --
  Accounts Receivable (Note 6)                      12,039,000         5,227,000       2,223,000
  Inventory                                         10,878,000         3,733,000       2,969,000
  Prepaid Expenses                                     686,000           248,000          43,000
                                                    ----------        ----------       ---------
                                                    37,417,000        10,381,000       5,381,000

Long-term Investments (Note 5)                       4,337,000           360,000         342,000
Capital (Note 7)                                     4,998,000         2,056,000       2,114,000
Goodwill                                             7,640,000         2,180,000         471,000
Other (Note 8)                                       2,753,000         2,041,000         913,000
                                                    ----------        ----------       ---------


                                                    57,145,000        17,018,000       9,221,000
                                                    ==========        ==========       =========

                      LIABILITIES and SHAREHOLDERS' EQUITY
Current:
  Bank Indebtedness (Note 9)                         2,670,000         1,760,000       1,448,000
  Accounts Payable and Accrued Liabilities          11,184,000         3,519,000       2,362,000
  Income Taxes Payable                                  39,000           237,000          72,000
  Current Portion of Long-term Debt (Note 10)          120,000           100,000         330,000
                                                    ----------        ----------       ---------

                                                    14,013,000         5,616,000       4,212,000
                                                    ----------        ----------       ---------

Long-term Debt (Note 10)                             1,488,000         1,111,000       1,477,000
                                                    ----------        ----------       ---------

Future Income Taxes (Note 11)                           43,000           175,000         176,000
                                                    ----------        ----------       ---------

Non-controlling Interest                             3,253,000         1,779,000         292,000
                                                    ----------        ----------       ---------

Shareholders' Equity:
  Share Capital (Note 12)                           38,895,000         8,191,000       2,176,000
  Contributed Surplus                                  217,000           217,000         217,000
  Retained Earnings                                   (764,000)          (71,000)        671,000
                                                    ----------        ----------       ---------

                                                    38,348,000         8,337,000       3,064,000
                                                    ----------        ----------       ---------

                                                    57,145,000        17,018,000       9,221,000
                                                    ==========        ==========       =========

On Behalf of the Board:


          "Gerry Racicot"               Director
- -------------------------------------
           Gerry Racicot

           "Keith Attoe"                Director
            Keith Attoe

                            (See Accompanying Notes)

                             EIGER TECHNOLOGY, INC.
                         (formerly Alexa Ventures Inc.)
          CONSOLIDATED STATEMENTS of OPERATIONS and RETAINED EARNINGS
                        for the years ended September 30

                                                                          1999
                                                         2000       Restated - Note 16)     1998
                                                         ----       -------------------     ----
                                                           $                $                $
Sales                                                 57,068,000         8,433,000        4,796,000

Cost of Sales                                         50,731,000         6,055,000        3,173,000
                                                     -----------       -----------      -----------

Gross Margin                                           6,337,000         2,378,000        1,623,000
                                                     -----------       -----------      -----------

Expenses:
  Selling, General and Administration                  5,154,000         2,410,000          948,000
  Amortization of Capital Assets                         407,000           204,000          141,000
  Amortization of Goodwill and Other                     871,000           222,000           41,000
  Interest on Long-term Debt                              92,000           111,000          108,000
  Other Interest and Bank Charges                        552,000           233,000          100,000
                                                     -----------       -----------      -----------

                                                       7,076,000         3,180,000        1,338,000
                                                     -----------       -----------      -----------

Income (Loss) before Provision for Income Taxes         (739,000)         (802,000)         285,000
                                                     -----------       -----------      -----------

Provision for Income Taxes: (Note 13)
  Current                                                289,000            30,000           67,000
  Future                                                (132,000)               --           34,000
                                                     -----------       -----------      -----------

                                                         157,000            30,000          101,000
                                                     -----------       -----------      -----------

Income (Loss) before Unusual Items                      (896,000)         (832,000)         184,000

  Discontinued Operations (Note 15)                     (162,000)         (545,000)         (35,000)
  Gain on Disposal of Discontinued Operations            226,000                --               --
  Negotiated Reduction of Long-term Debt                      --           293,000          424,000
                                                     -----------       -----------      -----------

Income (Loss) before Non-controlling Interest           (832,000)       (1,084,000)         573,000

Non-controlling Interest                                (139,000)         (342,000)          65,000
                                                     -----------       -----------      -----------

Net Income (Loss) for the Year                          (693,000)         (742,000)         508,000

Retained Earnings - Beginning of Year (Note 16)          (71,000)          671,000          163,000
                                                     -----------       -----------      -----------

Retained Earnings - End of Year                         (764,000)          (71,000)         671,000
                                                     ===========       ===========      ===========

    Earnings per Share:
      Before Discontinued Operations:
        Basic                                              (0.04)            (0.06)            0.01
                                                           -----             -----             ----
        Diluted                                            (0.04)            (0.06)              --
                                                           -----             -----             ----

      Net Income (Loss)
        Basic                                              (0.03)            (0.05)            0.01
                                                           -----             -----             ----
        Diluted                                            (0.03)            (0.05)              --
                                                           -----             -----             ----

                            (See Accompanying Notes)

                             EIGER TECHNOLOGY, INC.
                         (formerly Alexa Ventures Inc.)
                     CONSOLIDATED STATEMENTS of CASH FLOWS
                        for the years ended September 30

                                                                                  1999
                                                                 2000       (Restated- Note 16)     1998
                                                                 ----       -------------------     ----
                                                                   $                 $                $
Cash Flows from Operating Activities:
  Net Income (Loss) for the Year                                 (693,000)        (742,000)         508,000
  Items not Involving Cash:
    Amortization                                                1,278,000          427,000          242,000
    Future Income Taxes                                          (132,000)              --           34,000
                                                              -----------       ----------       ----------

                                                                  453,000         (315,000)         784,000
                                                              -----------       ----------       ----------

  Changes in Non-cash Working Capital Balances:
    Accounts Receivable                                        (6,812,000)      (3,134,000)      (1,319,000)
    Inventory                                                  (7,145,000)      (1,037,000)      (1,126,000)
    Prepaid Expenses                                             (438,000)        (226,000)         (18,000)
    Accounts Payable and Accrued Liabilities                    7,665,000          433,000        1,886,000
    Income Taxes Payable                                         (198,000)         165,000           27,000
    Future Income Taxes                                                --           (1,000)          (1,000)
    Non-controlling Interest                                     (137,000)       1,468,000           41,000
                                                              -----------       ----------       ----------

                                                               (6,612,000)      (2,647,000)         274,000
                                                              -----------       ----------       ----------

Cash Flows from Investing Activities:
  Purchase of Capital Assets                                   (3,349,000)        (147,000)        (303,000)
  Long-term Investments                                        (3,977,000)              --         (150,000)
  Purchase of Goodwill and Other Assets                        (2,243,000)      (1,326,000)        (581,000)
                                                              -----------       ----------       ----------

                                                               (9,569,000)      (1,473,000)      (1,034,000)
                                                              -----------       ----------       ----------

Cash Flows from Financing Activities:
  Increase (Decrease) in Long-term Debt                           397,000         (559,000)         286,000
  Increase (Decrease) in Bank Indebtedness                        910,000          312,000          730,000
  Advances from (Repayments to) Related Parties                        --          112,000         (112,000)
  Subs. Share Capital Issued to Non-controlling Interest        2,020,000               --               --
  Subs. Dividends Paid to Non-controlling Interest               (409,000)              --               --
  Issuance of Share Capital (Net of Costs)                     25,904,000        5,282,000               --
                                                              -----------       ----------       ----------

                                                               28,822,000        5,147,000          904,000
                                                              -----------       ----------       ----------

Net Cash Flows for the Year                                    12,641,000        1,027,000          144,000

Cash and Cash Equivalents - Beginning of the Year               1,173,000          146,000            2,000
                                                              -----------       ----------       ----------

Cash and Cash Equivalents - End of the Year                    13,814,000        1,173,000          146,000
                                                              ===========       ==========       ==========

Cash and Cash Equivalents Represented by:
Cash                                                            2,031,000        1,173,000          146,000
Cash Held in Escrow                                             4,978,000               --               --
Short-term Investments                                          6,805,000               --               --
                                                              -----------       ----------       ----------

                                                               13,814,000        1,173,000          146,000
                                                              ===========       ==========       ==========

                            (See Accompanying Notes)

                     EIGER TECHNOLOGY, INC.
                     SEGMENTED INFORMATION
                     for the year ended September 30, 2000

                                                                                                                       Totals per
                                                                               Lexatec                   Reconciling   Financial
                                     ADH          Eiger          K-Tronik   (Discontinued)  All Others      Items      Statements
                                 ===========    ===========    ===========  ==============  ===========  ===========   ===========
                                      $             $                $             $             $            $             $
Sales:
  External Customers:
    - Domestic                     2,834,000                            --            --             --       (2,000)    2,832,000
    - Foreign                          5,000     47,513,000      6,718,000      (123,000)            --      123,000    54,236,000
                                 -----------    -----------    -----------   -----------    -----------  -----------   -----------
                                   2,839,000     47,513,000      6,718,000      (123,000)            --      121,000    57,068,000

  Intersegment                        18,000             --             --            --             --      (18,000)           --
                                 -----------    -----------    -----------   -----------    -----------  -----------   -----------

  Total                            2,857,000     47,513,000      6,718,000      (123,000)            --      103,000    57,068,000

Cost of Sales                      2,523,000     43,763,000      4,465,000       (92,000)            --       72,000    50,731,000
                                 -----------    -----------    -----------   -----------    -----------  -----------   -----------

Gross Margin                         334,000      3,750,000      2,253,000       (31,000)            --       31,000     6,337,000
                                 -----------    -----------    -----------   -----------    -----------  -----------   -----------

Expenses:
  Operations and Administration      612,000      2,374,000      2,337,000       235,000       (169,000)    (235,000)    5,154,000
  Amortization of Capital and
    Intangible Assets                159,000        646,000        465,000         1,000          8,000       (1,000)    1,278,000
  Interest on Long-term Debt          71,000         21,000             --                                                  92,000
  Other Interest and Bank
    Charges                          103,000        195,000        252,000         1,000          2,000       (1,000)      552,000
                                 -----------    -----------    -----------   -----------    -----------  -----------   -----------
                                     945,000      3,236,000      3,054,000       237,000       (159,000)    (237,000)    7,076,000
                                 -----------    -----------    -----------   -----------    -----------  -----------   -----------

Income (Loss) before Taxes          (611,000)       514,000       (801,000)     (268,000)       159,000      268,000      (739,000)

Provision for Income Taxes          (184,000)       324,000        (55,000)        1,000         72,000       (1,000)      157,000
                                 -----------    -----------    -----------   -----------    -----------  -----------   -----------
                                    (427,000)       190,000       (746,000)     (269,000)        87,000      269,000      (896,000)

Discontinued Operations                                                                                     (162,000)     (162,000)
Disposal of Discontinued
  Operations                                                                                                 226,000       226,000
Non-controlling Interest               3,000       (409,000)       545,000       107,000             --     (107,000)      139,000
                                 -----------    -----------    -----------   -----------    -----------  -----------   -----------

Net (Loss) Income for the Year      (424,000)      (219,000)      (201,000)     (162,000)        87,000      226,000      (693,000)
                                 ===========    ===========    ===========   ===========    ===========  ===========   ===========

          EIGER TECHNOLOGY, INC.
          SEGMENTED INFORMATION
          as at September 30, 2000
          (with comparative figures as at September 30, 1999 and 1998)

                                                                                                                         Totals per
                                                                             Lexatec                      Reconciling    Financial
                                     ADH        Eiger        K-Tronik    (Discontinued)     All Others       Items       Statements
                                  =========   ==========    =========    ==============    ===========    ===========    ==========
                                      $           $             $              $                $              $              $
Expenditures on Capital Assets
  and Goodwill During the Year      158,000    8,206,000    1,434,000              --          95,000              --     9,893,000
                                  =========   ==========    =========       =========      ===========     ==========    ==========

        September 30, 1999           19,000    1,649,000      587,000           7,000              --              --     2,262,000
                                  =========   ==========    =========       =========      ===========     ==========    ==========

        September 30, 1998           21,000           --    1,044,000         144,000              --              --     1,209,000
                                  =========   ==========    =========       =========      ===========     ==========    ==========

Balance of Capital Assets and
  Goodwill as at September 30,
    2000
    - Domestic                    2,050,000           --           --              --          90,000              --     2,140,000
    - Foreign                            --    8,790,000    1,708,000              --              --              --    10,498,000
                                  ---------   ----------    ---------       ---------      -----------     ----------    ----------

                                  2,050,000    8,790,000    1,708,000              --          90,000              --    12,638,000
                                  =========   ==========    =========       =========      ===========     ==========    ==========

        September 30, 1999        2,052,000    1,755,000      423,000           6,000              --              --     4,236,000
                                  =========   ==========    =========       =========      ===========     ==========    ==========

        September 30, 1998        2,187,000           --      261,000         137,000              --              --     2,585,000
                                  =========   ==========    =========       =========      ===========     ==========    ==========

Amount of Investment in
  Investees
Subject to Significant Influence         --           --           --              --         175,000              --       175,000
                                  =========   ==========    =========       =========      ===========     ==========    ==========

    September 30, 1999 and 1998          --           --           --              --         175,000              --       175,000
                                  =========   ==========    =========       =========      ===========     ==========    ==========

Total Assets                      3,881,000   28,042,000    8,632,000              --      16,590,000              --    57,145,000
                                  =========   ==========    =========       =========      ===========     ==========    ==========

        September 30, 1999        4,567,000    6,707,000    4,925,000         387,000         432,000              --    17,018,000
                                  =========   ==========    =========       =========      ===========     ==========    ==========

        September 30, 1998        5,009,000           --    2,772,000       1,411,000       4,599,000      (4,570,000)    9,221,000
                                  =========   ==========    =========       =========      ===========     ==========    ==========

                     EIGER TECHNOLOGY, INC.
                     SEGMENTED INFORMATION
                     for the year ended September 30, 1999

                                                                                                                        Totals per
                                                    Eiger                      Lexatec                   Reconciling    Financial
                                     ADH         (one month)     K-Tronik   (Discontinued)   All Others     Items       Statements
                                  ==========     ===========    ==========  ==============   ==========  ===========    ==========
                                       $             $                $             $             $            $             $
Sales:
  External Customers:
    - Domestic                     3,397,000             --             --            --             --     (464,000)    2,933,000
    - Foreign                         83,000      2,467,000      2,950,000     3,007,000             --   (3,007,000)    5,500,000
                                  ----------     ----------     ----------    ----------     ----------   ----------    ----------
                                   3,480,000      2,467,000      2,950,000     3,007,000             --   (3,471,000)    8,433,000

  Intersegment                        55,000             --             --            --             --      (55,000)           --
                                  ----------     ----------     ----------    ----------     ----------   ----------    ----------

  Total                            3,535,000      2,467,000      2,950,000     3,007,000             --   (3,526,000)    8,433,000

Cost of Sales                      2,852,000      2,282,000      1,585,000     2,964,000             --   (3,628,000)    6,055,000
                                  ----------     ----------     ----------    ----------     ----------   ----------    ----------

Gross Margin                         683,000        185,000      1,365,000        43,000             --      102,000     2,378,000
                                  ----------     ----------     ----------    ----------     ----------   ----------    ----------

Expenses:
  Operations and Administration      126,000         76,000      2,001,000       589,000        128,000     (510,000)    2,410,000
  Amortization of Capital and
    Intangible Assets                192,000          4,000        161,000         1,000          3,000       65,000       426,000
  Interest on Long-term Debt         111,000                                                                               111,000
  Other Interest and Bank Charges    108,000          2,000        123,000            --             --           --       233,000
  Intersegment Management Fees       125,000             --             --            --       (125,000)          --            --
                                  ----------     ----------     ----------    ----------     ----------   ----------    ----------
                                     662,000         82,000      2,285,000       590,000          6,000     (445,000)    3,180,000
                                  ----------     ----------     ----------    ----------     ----------   ----------    ----------

Income before Taxes                   21,000        103,000       (920,000)     (547,000)        (6,000)     547,000      (802,000)

Provision for Income Taxes            (6,000)        28,000         12,000         3,000         (4,000)      (3,000)       30,000
                                  ----------     ----------     ----------    ----------     ----------   ----------    ----------
                                      27,000         75,000       (932,000)     (550,000)        (2,000)     550,000      (832,000)

Discontinued Operations                                                                                     (545,000)     (545,000)
Negotiated Loan Reduction                                                                                    293,000       293,000
Non-controlling Interest              12,000         27,000       (381,000)       (5,000)            --        5,000      (342,000)
                                  ----------     ----------     ----------    ----------     ----------   ----------    ----------

Net Income for the Year               15,000         48,000       (551,000)     (545,000)       291,000           --      (742,000)
                                  ==========     ==========     ==========    ==========     ==========   ==========    ==========

                     EIGER TECHNOLOGY, INC.
                     SEGMENTED INFORMATION
                     for the year ended September 30, 1998

                                                                                                                        Totals per
                                                                               Lexatec                    Reconciling   Financial
                                      ADH           Eiger       K-Tronik    (Discontinued) All Others        Items      Statements
                                  ===========    ===========   ===========   ===========   ===========    ===========   ===========
                                       $             $               $             $            $              $             $
Sales:
  External Customers:
    - Domestic                      3,533,000             --            --            --            --             --     3,533,000
    - Foreign                         307,000             --       956,000    17,938,000            --    (17,938,000)    1,263,000
                                  -----------    -----------   -----------   -----------   -----------    -----------   -----------
                                    3,840,000             --       956,000    17,938,000            --    (17,938,000)    4,796,000

  Intersegment                        196,000             --            --            --            --       (196,000)           --
                                  -----------    -----------   -----------   -----------   -----------    -----------   -----------

  Total                             4,036,000             --       956,000    17,938,000            --    (18,134,000)    4,796,000

Cost of Sales                       2,706,000             --       663,000    16,269,000            --    (16,465,000)    3,173,000
                                  -----------    -----------   -----------   -----------   -----------    -----------   -----------

Gross Margin                        1,330,000             --       293,000     1,669,000            --     (1,669,000)    1,623,000
                                  -----------    -----------   -----------   -----------   -----------    -----------   -----------

Expenses:
  Operations and Administration       568,000             --       273,000     1,655,000       107,000     (1,655,000)      948,000
  Amortization of Capital and
    Intangible Assets                 132,000             --            --        60,000         2,000        (12,000)      182,000
  Interest on Long-term Debt          108,000             --            --         1,000            --         (1,000)      108,000
  Other Interest and Bank Charges      78,000             --         1,000         8,000        21,000         (8,000)      100,000
  Intersegment Management Fees        165,000             --            --            --      (165,000)            --            --
                                  -----------    -----------   -----------   -----------   -----------    -----------   -----------
                                    1,051,000             --       274,000     1,724,000       (35,000)    (1,676,000)    1,338,000
                                  -----------    -----------   -----------   -----------   -----------    -----------   -----------

Income before Taxes                   279,000             --        19,000       (55,000)       35,000          7,000       285,000

Provision for Income Taxes             84,000             --            --         4,000        17,000         (4,000)      101,000
                                  -----------    -----------   -----------   -----------   -----------    -----------   -----------
                                      195,000             --        19,000       (59,000)       18,000         11,000       184,000

Discontinued Operations                                                                                       (59,000)      (59,000)
Negotiated Loan Reduction                                                                      424,000                      424,000
Non-controlling Interest              (56,000)            --        (9,000)       24,000            --             --       (41,000)
                                  -----------    -----------   -----------   -----------   -----------    -----------   -----------

Net Income for the Year               139,000             --        10,000       (35,000)      442,000        (48,000)      508,000
                                  ===========    ===========   ===========   ===========   ===========    ===========   ===========

                             EIGER TECHNOLOGY, INC.
                         (formerly Alexa Ventures Inc.)
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

1.    Nature of Business:

      Eiger Technology, Inc. ("the Company") is incorporated under the laws of British Columbia and is engaged in the manufacture and/or distribution of computer peripherals, electronic ballasts, and custom fabricated metal products. Subsequent to the end of the year, the Company changed its jurisdiction from British Columbia to Ontario.

2.    Significant Accounting Policies:

      (a)   Basis of Preparation:

            These financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Cdn. GAAP"). A reconciliation to U.S. generally accepted accounting principles ("U.S. GAAP") is provided in Note 17. Because a precise determination of assets and liabilities depends on future events, the preparation of periodic financial statements necessitates the use of estimates and approximations. Actual amounts may differ from these estimates.

      (b)   Principles of Consolidation:

            The accompanying consolidated financial statements include the accounts of Eiger Technology, Inc. and all of its subsidiary companies as listed in Note 3. All significant intercompany transactions and balances have been eliminated upon consolidation.

      (c)   Cash and Cash Equivalents:

            Cash and cash equivalents consist of cash on account and short-term investments with remaining maturities of three months or less at acquisition.

      (d)   Inventory:

            Inventory is valued at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis and includes the costs of materials and direct labour plus the applicable share of manufacturing overhead.

      (e)   Investments:

            All non-consolidated investments are accounted for at cost. Short-term investments are written down to market value when less than cost. Long-term investments are written down to market value when a decline in market value below the carrying value is considered to be other than temporary.

                             EIGER TECHNOLOGY, INC.
                         (formerly Alexa Ventures Inc.)
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

2.    Significant Accounting Policies - continued:

      (f)   Capital Assets:

            Capital assets are recorded at cost. Amortization is calculated on the declining-balance basis at the following annual rates:

                  Building                             - 4%
                  Machinery and Equipment              - 5-10%
                  Automotive Equipment                 - 30%
                  Computer Equipment                   - 20%
                  Leasehold Improvements               - 10% straight line basis

      (g)   Goodwill:

            Goodwill represents the excess of the purchase price of the Company's interest in subsidiary companies over the fair value of the underlying net identifiable assets arising on acquisitions. Goodwill is amortized over 10 years on a straight-line basis (40 years for acquisitions prior to 1997). Management evaluates the expected future net cash flows of the companies at each reporting date and adjusts goodwill for any impairment.

      (h)   Other Assets:

            Product development costs meeting generally accepted criteria for deferral are written down to expected realizable value, and are amortized once production commences over periods ranging from three to ten years, depending on the anticipated economic life of the particular product. Deferred organization, finance, and regulatory approval costs are amortized over 2 to 5 years. Long-term lease deposits are recorded at cost.

      (i)   Income Taxes:

            Income taxes are provided using the liability method of tax allocation. Under this method, future tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

      (j)   Issuance of Share Capital:

            The costs of issuing share capital are netted against share capital. Previously such costs were charged to retained earnings. The change in accounting policy better reflects current accounting practice. 1999 figures have been restated - see Note 16.

                             EIGER TECHNOLOGY, INC.
                         (formerly Alexa Ventures Inc.)
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

2.    Significant Accounting Policies - continued:

      (k)   Revenue Recognition:

            Sales are recorded upon shipment to customers. Fees are recognized as services are rendered.

      (l)   Foreign Currency Translation:

            Due to the extensive degree of financing provided to its foreign subsidiaries by the Company, these subsidiaries are considered to be integrated operations. Accordingly, the temporal method of foreign currency translation is used. Under this method, monetary assets and liabilities of foreign subsidiaries are translated into Canadian dollars using the exchange rate in effect at the balance sheet date, non-monetary items are translated at historical exchange rates (except for items carried at market, which are translated at the balance sheet date exchange rate), and revenues and expenses are translated using average exchange rates to approximate the rates actually in effect at the time of the transactions. Resulting foreign exchange translation gains or losses are included in the determination of net income for the year, except for such gains or losses relating the translation or settlement of foreign currency denominated long-term monetary items which are deferred and amortized over the remaining life of the monetary item. There were no material exchange gains or losses on long-term foreign currency denominated monetary items during either of the reporting periods.

      (m)   Stock-based Compensation:

            No compensation expense is recognized for stock options granted to employees. Options are granted at the fair market value of the shares on the day of the grant. Any consideration paid by employees on the exercise of stock options is credited to share capital.

      (n)   Earnings per Share:

            Basic earnings per share is calculated based on the weighted average number of shares outstanding during the year. Diluted earnings per share is calculated using the treasury stock method based on the weighted average number of shares that would have been outstanding during the year had all the dilutive options been exercised at the beginning of the year, or date of issuance if later, and assuming that option proceeds would be used to purchase common shares at the average market price during the year.

                             EIGER TECHNOLOGY, INC.
                         (formerly Alexa Ventures Inc.)
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

3.    Subsidiaries and Related Party Transactions:

      Eiger Technology, Inc. is related to the following corporations:

         Name of Corporation                     Nature of Relationship

         Vision Unlimited Equipment Inc.*        100% Subsidiary
         A.D.H. Custom Metal Fabricators Inc.    100% Subsidiary of Vision
                                                   Unlimited Equipment Inc.
         Alexa Properties Inc.                   100% Subsidiary

         K-Tronik Int'l Corp.                    53% Subsidiary
         K-Tronik Asia Corp.                     59.3% owned through K-Tronik
                                                 Int'l Corp. and directly

         Alexa Korea Holdings, Inc.*             100% Subsidiary
         EigerNet, Inc.                          50.1% Subsidiary of Alexa Korea
                                                   Holdings, Inc.
         Alexa (U.S.A.), Inc.*                   100% Subsidiary
         Eiger Labs Group, Inc.                  64% Subsidiary of Alexa
                                                   (U.S.A.), Inc.

         * Inactive - holding company only

      As disclosed in Note 15, the company disposed of its 60% equity interest in Lexatec VR Systems Inc. during the year.

      All transactions within the corporate group are in the normal course of business, are transacted at fair market value, are recorded at the carrying value at the time, and are eliminated upon consolidation. Intercompany balances at the financial statement date are also eliminated upon consolidation.

      Service fees paid to corporations owned by four management personnel during the period totalled $320,000 (1999: $208,000; 1998: $159,500).

4.    Cash Held in Escrow:

      Under the terms of the share offering dated March 7, 2000, one third of the gross proceeds are to be held in escrow for a period of time not exceeding one year. The funds are expected to be released on March 7, 2001. The gross amount of cash held in escrow of $6,718,000 has been presented net of commissions and expenses to be withheld in the amount of $1,740,000.

                             EIGER TECHNOLOGY, INC.
                         (formerly Alexa Ventures Inc.)
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

5.    Investments:

      (a)   Short-term Investments:

      Short-term investments are comprised of short-term commercial paper plus accrued interest, having a market value equivalent to their cost amount.

      (b)   Long-term Investments:

                                                 2000            1999         1998
                                                 ----            ----         ----
                                                                   $            $
      Advances to Nixxo Technology, Inc.
        (Note 19)                              2,221,000             --           --
      Advances to Lexatec VR Systems Inc.      1,444,000             --           --
      Subsidiary long-term investment in
        debt securities                          437,000             --           --
      Other                                      235,000        360,000      342,000
                                               ---------        -------      -------

                                               4,337,000        360,000      342,000
                                               =========        =======      =======

      The advances noted above are non-interest bearing, and have no specific terms of repayment.

6.    Accounts Receivable:

      Accounts receivable are reported net of an allowance for doubtful accounts of $116,000 (1999: $193,000; 1998: 402,865).

7.    Capital Assets:

                                                     2000                         1999           1998
                                   ---------------------------------------      ---------      ---------
                                                 Accumulated     Net Book       Net Book        Net Book
                                     Cost        Amortization      Value         Value           Value
                                   ---------------------------------------      ---------      ---------
                                       $              $              $              $              $
      Land                           159,000             --        159,000        159,000        159,000

      Buildings                    1,089,000        138,000        951,000        463,000        482,000

      Machinery and Equipment      4,815,000      1,691,000      3,124,000      1,152,000      1,029,000

      Furniture and Fixtures         627,000        235,000        392,000         83,000         64,000

      Automotive Equipment           167,000         59,000        108,000         20,000        129,000

      Leasehold Improvements         262,000        139,000        123,000        135,000        164,000

      Computer Hardware               92,000         21,000         71,000         32,000         68,000

      Computer Software               94,000         24,000         70,000         12,000         19,000
                                   ---------------------------------------      ---------      ---------

                                   7,305,000      2,307,000      4,998,000      2,056,000      2,114,000
                                   =======================================      =========      =========

                             EIGER TECHNOLOGY, INC.
                         (formerly Alexa Ventures Inc.)
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

8.    Other:

                                            2000           1999          1998
                                            ----           ----          ----
                                              $              $             $
      Product Development Costs           1,709,000      1,212,000      763,000
      Deferred Organization and
        and Financing Costs                 370,000        525,000       45,000
      Non-interest Bearing Long-term
        Lease Deposits                      435,000         95,000       35,000
      Regulatory Approval                   174,000        141,000           --
      Other                                  65,000         68,000       70,000
                                          ---------      ---------      -------

                                          2,753,000      2,041,000      913,000
                                          =========      =========      =======

9.    Bank Indebtedness:

      The Canadian line of credit balance of $1,128,000 bears interest at Royal Bank prime plus .75%, is due on demand, and is secured by a general security agreement covering inventory, equipment and accounts receivable. The U.S. line of credit balance of $1,542,000 (Cdn.) with Business Alliance Capital Corporation bears interest at 1.5% over the bank's prime rate, is secured by inventory and equipment, and is due on demand.

10.   Long-term Debt:

                                                           2000             1999             1998
                                                           ----             ----             ----
                                                             $                $                $
      Royal Bank of Canada term loan repayable in
      monthly instalments of $10,000 plus interest
      calculated at Royal Bank prime plus 1/4%             865,000          878,000        1,213,000

      Shin Han Bank (Korea) term loan repayable in
      bi-annual instalments of $65,100 commencing
      May 8, 2003 and ending November 8, 2007
      plus interest calculated at 8% per annum             651,000               --               --

      Other                                                 92,000          333,000          594,000
                                                        ----------       ----------       ----------

                                                         1,608,000        1,211,000        1,807,000

      Less: Current Portion                               (120,000)        (100,000)        (330,000)
                                                        ----------       ----------       ----------

                                                         1,488,000        1,111,000        1,477,000
                                                        ==========       ==========       ==========

                             EIGER TECHNOLOGY, INC.
                         (formerly Alexa Ventures Inc.)
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

10.   Long-term Debt - continued:

      Principal payments required on long-term debt for the next five years are as follows:

                                Year                         Amount
                                ----                         ------
                                                                $
                                2001                         120,000
                                2002                         120,000
                                2003                         185,000
                                2004                         250,000
                                2005                         250,000
                                                             -------

                                                             925,000
                                                             =======

11.   Future Income Taxes:

      Significant components of future income tax assets (liabilities) are as follows:

                                                        2000           1999           1998
                                                        ----           ----           ----
                                                          $              $              $
      Excess of net book value of capital assets
        over tax value                                (270,000)      (257,000)      (254,000)

      Other future income tax liabilities              (53,000)            --             --

      Operating losses carried forward                 372,000          3,000             --
        Less: Valuation Allowance                     (102,000)            --             --

      "Canadian Exploration Expenses"
        carried forward                                     --         69,000         69,000

      Other                                             10,000         10,000          9,000
                                                      --------       --------       --------

      Net future income tax assets (liabilities)       (43,000)      (175,000)      (176,000)
                                                      ========       ========       ========

                             EIGER TECHNOLOGY, INC.
                         (formerly Alexa Ventures Inc.)
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

12.   Share Capital:

      Authorized: 100,000,000 Common Shares

      Issued:

                                                 2000                               1999                              1998
                                    -----------------------------       ----------------------------       -------------------------
                                      No. of                $              No. of              $             No. of            $
                                      Shares                               Shares                            Shares
                                      ------                               ------                            ------
      Beginning of Year:             21,284,358         9,340,000        13,815,001        2,176,000       13,815,001      2,176,000

      Issued - private placement*    11,444,500        27,861,000         6,065,500        6,152,000               --             --

          - exercise of options         617,000           483,000            50,000           42,000               --             --

          - acquisitions                     --                --         1,353,857        1,882,000               --             --

          - earn out shares             600,000         4,800,000                --               --               --             --

          - costs of issue                   --        (3,047,000)               --         (912,000)              --             --
                                    -----------------------------       ----------------------------       -------------------------

      End of Year:                   33,945,858        39,437,000        21,284,358        9,340,000       13,815,001      2,176,000

      Reciprocal Shareholdings         (526,929)         (542,000)         (826,929)      (1,149,000)              --             --
                                    -----------------------------       ----------------------------       -------------------------

      Net per Balance Sheets         33,418,929        38,895,000        20,457,429        8,191,000       13,815,001      2,176,000
                                    =============================       ============================       =========================

            * Shares in escrow: 4,840,000 (1999 and 1998: none)

      The Company awards unconditional stock options to employees, officers, directors and others at the recommendation of the CEO as approved by the shareholders. Options are granted at the fair market value of the shares on the day granted, and vest immediately. The following is a continuity schedule of outstanding options for the reporting periods, where WAEP refers to "weighted average exercise price".

                                  2000                        1999                    1998
                        ------------------------      -------------------     -------------------
                                            WAEP                     WAEP                   WAEP
                          No. of            ----      No. of         ----      No. of       ----
                          Options             $       Options          $       Options         $
                          -------                     -------                  -------
Beginning of Year:         895,000          0.74      955,000        0.75      985,000       0.80

Granted                  1,535,000          3.70           --          --      350,000       0.67

Exercised                 (617,000)         0.76      (50,000)       0.85           --         --

Expired                   (100,000)         0.90      (10,000)       0.75     (380,000)      0.80
                        ----------                    -------                 --------

End of Year:             1,713,000          3.37      895,000        0.74      955,000       0.75
                        ==========                    =======                 ========

                             EIGER TECHNOLOGY, INC.
                         (formerly Alexa Ventures Inc.)
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

12.   Share Capital - continued:

      During the year, proceeds from exercised stock options of $483,000 was credited to share capital (1999: $42,000). No amounts were recognized as compensation expense with respect to stock options granted or exercised in either of the reporting periods.

      Stock options have been granted to the CEO of K-Tronik Int'l Corp. contingent upon meeting sales quotas for that company as tabled below:

                                                     Number of
      Monthly Sales for Six                           Options
      Consecutive Months                             Exercisable        Total         Exercise
      Units of Ballasts                              Per Plateau      Cumulative        Price
      -----------------------------------------      -----------      ----------      ---------
      50,000 per month for 6 consecutive months      70,000            70,000         .60
      60,000 per month for 6 consecutive months      70,000           140,000         .60
      70,000 per month for 6 consecutive months      70,000           210,000         .60
      80,000 per month for 6 consecutive months      70,000           280,000         .60
      90,000 per month for 6 consecutive months      70,000           350,000         .60

      No shares were issued in fiscal 2000 or fiscal 1999 as a result of this agreement.

      Management has agreed to issue shares of the Company to four members of the management team of EigerNet, Inc. and Eiger Labs Group Inc. as performance earn out consideration contingent upon achieving the criteria tabled below for the combined results of those two companies:

                                                                     Common
            Year        Gross Sales             Net Income           Shares
            ----        -----------             ----------           ------
            1999       $27 million U.S.      $1.0 million U.S.        600,000
            2000       $70 million U.S.      $2.5 million U.S.        750,000
            2001       $80 million U.S.      $3.5 million U.S.        750,000
            2002       $90 million U.S.      $4.0 million U.S.        900,000
            2003      $110 million U.S.      $4.5 million U.S.      1,000,000

      600,000 shares were issued during the year as a result of this agreement based on the operating results for 1999. As the shares were trading at $8.00 Cdn. at the time of issue, $4,800,000 was credited to share capital and added to goodwill upon consolidation. No shares will be issued in fiscal 2001 pursuant to this agreement as the criteria for fiscal 2000 were not met.

                             EIGER TECHNOLOGY, INC.
                         (formerly Alexa Ventures Inc.)
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

13.   Provision for Income Taxes:

                                                       2000           1999           1998
                                                       ----           ----           ----
                                                         $              $              $
      Current Provision:                              289,000         30,000         67,000
                                                     --------       --------       --------
      Future Provision:
        Losses carried forward                       (267,000)        (3,000)         6,000
        Net book value of capital assets               13,000          3,000         17,000
        Canadian Exploration Expenses                  69,000             --         11,000
        Other                                          53,000             --             --
                                                     --------       --------       --------

                                                     (132,000)            --         34,000
                                                     --------       --------       --------

      Total Provision                                 157,000         30,000        101,000
                                                     ========       ========       ========

      Reconciliation of Tax Provision:
        Income (Loss) before Provision for
          Income Taxes                               (739,000)      (802,000)       285,000
        Taxable Intercompany Dividend
          Eliminated on Consolidation                 409,000             --             --
        Taxable Intercompany Gain Eliminated
          on Consolidation                                 --        467,000             --
        Amortization of Goodwill Arising
          on Consolidation                            549,000         66,000         48,000
        Valuation Allowance on Losses Carried
          Forward                                     408,000             --             --
        Utilization of Unrecognized Losses
          Carried Forward                                  --        (50,000)       (43,000)
        Minor Permanent Differences                        --         (4,000)        (5,000)
        Discontinued Operations - Previous Year            --       (547,000)       (55,000)
        Prior Period Adjustments before
          Non-controlling Interest                         --        981,000             --
                                                     --------       --------       --------

      Income Subject to Current and Future
        Income Taxes                                  627,000        111,000        230,000
                                                     ========       ========       ========

      At Average Statutory Rate (2000: 25%;
        1999: 27%; 1998: 44%)                         157,000         30,000        101,000
                                                     ========       ========       ========

      The average statutory rate varies depending on the relative mix of incomes from the Company and its subsidiaries located in Canada, Korea and the United States.

14.   Cash Payments of Interest and Income Taxes:

                                                       2000           1999           1998
                                                     --------       --------       --------
                                                         $              $              $
      Interest                                        620,000        332,000        196,000
                                                     ========       ========       ========

      Income Taxes                                    304,000         72,000         45,000
                                                     ========       ========       ========

                             EIGER TECHNOLOGY, INC.
                         (formerly Alexa Ventures Inc.)
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

15.   Discontinued Operations:

      During the year, the company disposed of its 60% equity interest in Lexatec VR Systems Inc. to an arm's length third party for the sum of $1. The measurement date for this transaction was June 30, 2000, and the actual date of disposition was September 1, 2000. No assets or liabilities of the discontinued operation were on hand at the end of the year. See the segmented information disclosures for operating results of the discontinued operation.

16.   Prior Period Adjustments:

      (a)   Retained Earnings:                  2000          1999         1998
                                              --------       -------      -------
                                                  $             $            $
            Balance - Beginning of Year:
            As Previously Reported            (401,000)      247,000      163,000

            Accounting Adjustments -
            K-Tronik Asia Corp.               (582,000)           --           --

            Retroactive Change in
            Accounting Policy                  912,000       424,000           --
                                              --------       -------      -------

            As Restated                        (71,000)      671,000      163,000
                                              ========       =======      =======

            The consolidated financial statements of K-Tronik Int'l Corp. reported prior period adjustments to opening retained earnings in respect of K-Tronik Asia Corp. as follows: understatement of expenses: $687,000; elimination of unrealized intercompany profit:
            $273,000; other: $21,000; portion accruing to non-controlling interest: ($399,000); net adjustment to retained earnings: $582,000.

            In fiscal 1999, the Company retroactively changed its accounting policy with respect to negotiated reductions to loans payable ($424,000). Such amounts are now recognized as income rather than treated as additions to contributed capital. In fiscal 2000, the Company retroactively changed its accounting policy with respect to the costs of issuing share capital ($912,000). Such costs are now netted against share capital.

      (b)   Comparative Figures for 1999 and 1998:

            The 1999 consolidated financial statements have been restated to reflect the items described above. Certain other 1999 and 1998 figures have been restated to conform to the financial statement format adopted in fiscal 2000.

                             EIGER TECHNOLOGY, INC.
                         (formerly Alexa Ventures Inc.)
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

17.   Reconciliation to U.S. GAAP:

      These financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Cdn. GAAP"). Significant differences under U.S. GAAP are discussed below.

      For fiscal years beginning after December 15, 1998, U.S. GAAP requires that all organization costs (including those previously deferred) be expensed currently. Also, all product development costs are to be expensed as incurred.

      U.S. GAAP requires the measurement and reporting of "comprehensive income". Comprehensive income includes net income and all other changes to Shareholders' Equity other than amounts received from or paid to shareholders. The only reportable comprehensive income item for the Company relates to foreign currency translation adjustments as described below.

      U.S. GAAP requires the use of the current rate method of foreign currency translation, with any resulting foreign exchange translation adjustments forming part of comprehensive income for the year and accumulating as a separate component of shareholders' equity.

      APB Opinion 25 requires the intrinsic value based method be used to measure stock option compensation. As the Company grants stock options at fair market value, no compensation is recognized. SFAS No. 123 requires pro-forma disclosure of net income and earnings per share as if the fair value method had been applied.

      Reconciliations to U.S. GAAP are as follows:

                                                                 2000             1999           1998
                                                                 ----             ----           ----
                                                                   $                $              $
      Net Income (Loss):
        - per Cdn. GAAP                                        (693,000)        (742,000)       508,000

        - expense deferred product development costs net
          of portion relating to non-controlling interest      (328,000)        (374,000)      (452,000)
        - expense deferred organization costs net of
          portion relating to non-controlling interest           90,000         (309,000)            --
        - foreign currency translation adjustment               129,000            6,000             --
        - future income tax savings related to above             60,000          265,000        122,000
                                                               --------       ----------       --------

        - per U.S. GAAP                                        (742,000)      (1,154,000)       178,000

      Comprehensive item - foreign exchange
        adjustment                                             (129,000)          (6,000)            --
                                                               --------       ----------       --------

      Comprehensive Income                                     (871,000)      (1,160,000)       178,000
                                                               ========       ==========       ========

                             EIGER TECHNOLOGY, INC.
                         (formerly Alexa Ventures Inc.)
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

17.   Reconciliation to U.S. GAAP - continued:

                                                                2000              1999              1998
                                                                ----              ----              ----
                                                                  $                 $                 $
      Retained Earnings:
        - per Cdn. GAAP                                        (764,000)          (71,000)          671,000
        - expense deferred product development costs
          net of portion relating to non-controlling
          interest                                           (1,154,000)         (826,000)         (452,000)
        - expense deferred organization costs net of
          portion relating to non-controlling interest         (219,000)         (309,000)               --
        - foreign currency translation adjustments              135,000             6,000                --
        - future income tax savings related to above            447,000           387,000           122,000
                                                            -----------       -----------       -----------

                - per U.S. GAAP                              (1,555,000)         (813,000)          341,000
                                                            -----------       -----------       -----------

      Accumulated Other Comprehensive Items:
        - per Cdn. GAAP                                              --                --                --
        - foreign currency translation adjustments             (135,000)           (6,000)               --
                                                            -----------       -----------       -----------

                - per U.S. GAAP                                (135,000)           (6,000)               --
                                                            ===========       ===========       ===========

      Total Assets:
        - per Cdn GAAP                                       57,145,000        17,018,000         9,221,000
        - expense deferred product
          development costs                                  (1,709,000)       (1,212,000)         (763,000)
        - expense deferred organization costs                  (370,000)               --                --
        - increase in future income tax assets                  404,000           212,000                --
                                                            -----------       -----------       -----------

                - per U.S. GAAP                              55,470,000        16,018,000         8,458,000
                                                            ===========       ===========       ===========

      Earnings per Share:
                Basic                                              (.03)             (.08)              .01
                                                            -----------       -----------       -----------

                Fully Diluted                                      (.03)             (.08)               --
                                                            -----------       -----------       -----------

      Pro-forma Disclosure (SFAS No. 123):

            Had SFAS No. 123 been followed, net income would have decreased by $4,342,000 in fiscal 2000 (1999 and 1998: no change), and basic and fully diluted earnings per share would have been (.20) and (.20) respectively (1999: (.08) and (.08); 1998: .01 and --).

                             EIGER TECHNOLOGY, INC.
                         (formerly Alexa Ventures Inc.)
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

18.   Acquisitions of Subsidiary Companies:

      The Company did not complete any acquisitions in fiscal 2000.

      In fiscal 1999, the Company incorporated Eiger Labs Group, Inc. pursuant to the laws of the State of California. On September 1, 1999, the Company subscribed for its shares through its newly-created holding company, Alexa (U.S.A.), Inc. by contributing cash of $1,000,000 U.S. and 526,929 shares of the Company issued at $500,000 U.S. to Eiger Labs Group, Inc.

      On September 1, 1999, the Company acquired 64% of the common shares of EigerNet, Inc. (formerly Point Multimedia Systems, Inc.) through newly-formed Alexa Korea Holding, Inc. EigerNet, Inc. is incorporated under the laws of the Republic of South Korea, and is engaged in the production of multimedia communication products. Eiger Labs Group, Inc. functions as its distribution arm in the United States. For its interest in EigerNet, Inc., the Company paid a finder's fee of $417,000 and contributed $1,000,000 U.S. to EigerNet, Inc. and 526,928 of its own shares (issued at $500,000 U.S.) to the other shareholders for treasury stock to equal 64%. In addition, the other shareholders were granted a 36% interest in Eiger Labs Group, Inc., newly-formed as described in the preceding paragraph. Additional shares of Eiger Technology, Inc. are contingently issuable on a performance earn out basis as described in Note
      12. 600,000 shares were issued pursuant to that agreement in fiscal 2000. The acquisition was accounted for using the purchase method as follows:

                                                            $Cdn.
                                                         ----------

            Current Assets                                4,147,000
            Capital Assets                                  111,000
            Goodwill                                      1,649,000
            Liabilities                                  (1,433,000)
            Non-controlling Interest                     (1,044,000)
                                                         ----------

            Net Assets Acquired                           3,430,000
                                                         ==========

            Finder's Fee                                    417,000
            Cash Contribution                             1,492,000
            Shares of Eiger Technology, Inc.                732,000
            Shares of Eiger Labs Group, Inc.                789,000
                                                         ----------

            Total Consideration                           3,430,000
                                                         ==========

      During fiscal 2000, the Company's interest in EigerNet, Inc. was decreased to 50.1% as a result of additional treasury stock being issued to other shareholders.

                             EIGER TECHNOLOGY, INC.
                         (formerly Alexa Ventures Inc.)
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

19.   Subsequent Events:

      Pursuant to a letter of intent signed September 26, 2000, the Company is in the process of acquiring a 31.25% equity interest in Nixxo Technology, Inc. ("Nixxo"), a California developer of GSM chipsets and operating systems. Consideration will take the form of $500,000 US cash issued to Nixxo's sole minority shareholder; 1,578,944 shares of the Company issued to Nixxo's parent company, Standard Telecom Co. Ltd. ("STC") - based in South Korea; 1,421,056 shares of the Company issued to Nixxo for treasury stock; and the capitalization of advances to Nixxo of $2.5 million US ($2,221,000 Cdn. to September 30, 2000 - see Note 5).

      On February 20, 2001, the Company signed a memorandum of understanding to acquire a 55% controlling interest in Standard Telecom America, Inc. ("STA") from its parent company, STC. Consideration will take the form of 7,200,000 shares of the Company. STA is based in California, and focuses on North American distribution of products manufactured by Nixxo.

      The above-mentioned transactions are subject to approvals by the respective Boards of Directors, performance of due diligence procedures, and receipt of approvals from the applicable regulatory authorities.

20.   Financial Instruments:

      (a)   Fair Value:

      Cash and cash equivalents, short-term investments, accounts receivable and payable, and bank indebtedness are carried at cost which approximates fair value due to their short time to maturity. Management believes the carrying value of long-term investments to be equivalent to their fair market value. The fair values of the Company's long-term debt obligations, based on current rates for debt with similar terms and maturities, are approximately the same as their carrying values.

      (b)   Interest Rate Risk:

      The Company is not exposed to significant interest rate risk due to the short-term maturity of its current monetary assets and liabilities. The Company's interest rate risk pertaining to its long-term debt obligations is not considered to be significant due to the relatively low amounts involved.

                             EIGER TECHNOLOGY, INC.
                         (formerly Alexa Ventures Inc.)
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

21.   Financial Instruments - continued:

      (c)   Credit Risk:

      The Company's financial assets that are exposed to credit risk consist primarily of short-term investments, accounts receivable, and long-term investments.

      Short-term investments consist solely of short-term commercial paper issued by investment-rated Canadian financial institutions, and are invested for terms not exceeding 90 days.

      The Company, in the normal course of business, is exposed to credit risk from its customers. Management believes that sufficient allowance has been made for bad debts in these financial statements based on a review of accounts on an individual basis. The concentration of credit risk in trade accounts receivable is not considered to be significant due to the Company's large client base.

      The Company is also exposed to credit risk with respect to its long-term advances to Lexatec VR Systems Inc. and Nixxo Technology, Inc. Advances to Lexatec VR Systems Inc. are partially secured by a pledge of reciprocal shareholdings. It is intended that advances to Nixxo Technology, Inc. will be capitalized as partial consideration toward the acquisition of a 31.25% equity interest in that company, as described in Note 19.

22.   Commitments:

      As at September 30, 2000, the Company had commitments under the terms of various operating leases requiring annual rental payments as follows:

                                                                      $

                                    2001                           387,000
                                    2002                           424,000
                                    2003                           267,000
                                    2004                           123,000
                                    2005                            83,000

                             EIGER TECHNOLOGY, INC.
                         (formerly Alexa Ventures Inc.)
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

23.   Segmented Information:

      Management has identified four reportable segments: "ADH", "K-Tronik", "Lexatec" and "Eiger". Lexatec was discontinued in fiscal 2000.

      "ADH" consists of A.D.H. Custom Metal Fabricators Inc. and Alexa Properties Inc. A.D.H. Custom Metal Fabricators Inc. is a manufacturer of fluorescent light fixtures, data racks and other metal cabinetry. Alexa Properties Inc. owns the land and manufacturing facility in Stratford, Ontario.

      "K-Tronik" includes K-Tronik Int'l Corp., a distributor of electronic ballasts based in Hackensack, New Jersey, and K-Tronik Asia Corp., a manufacturer of electronic ballasts operating in Korea.

      "Lexatec" consists of Lexatec VR Systems Inc., a distributor of computer peripherals operating out of Cerritos, California.

      "Eiger" includes Eiger Labs Group, Inc. and EierNet, Inc. Both of these companies are involved in the production and distribution of electronic communications products. EigerNet, Inc. is located in South Korea, while Eiger Labs Group, Inc. operates out of California.

      Financial information, segmented according to the above, is presented in the form of schedules over the next four pages.