Form 20-F
period 2001-09-30
EIGER TECHNOLOGY INC
filed 2002-02-15
CIK 1040702

[LOGO] EIGER TECHNOLOGY, INC. | 2001 Annual Report

EIGER TECHNOLOGY, INC.

            producing the internet enabled technologies of tomorrow.

                                          EIGER TECHNOLOGY, INC. 2001 | contents

To Our Shareholders - P 1
Onlinetel Corp. - P 2
K-Tronik International Corp. - P 3
Eiger Net Inc. and ADH - P 4
Management Discussion & Analysis - P 5-6
Auditors' Report - P 7
Consolidated Balance Sheets - P 8
Consolidated Statements of Operations and Retained Earnings - P 9
Consolidated Statements of Cash Flows - P 10
Notes to the Consolidated Financial Statements - P 11-20
Segmented Information - p 20-22
            producing the internet enabled technologies of tomorrow.

FISCAL 2001 | acquisition & consolidation

TO OUR SHAREHOLDERS

Eiger shareholders will notice that we have scaled back the paper-based edition of this year's annual report. The reason for this change is that we believe that a premier website and online annual report represent greater value to our shareholders than a glossy paper-based annual report. While continuing to meet all the regulatory requirements for disclosure and analysis, whether paper-based or electronic, using the website as our primary shareholder communication platform will enable us to provide more timely disclosure with a greater depth of content. Please provide any comments about this new format by linking to our new website at www.eigertechnology.com.

2001 was a year filled with many accomplishments, including the acquisition of Kitchener-Waterloo based Onlinetel Inc., Canada's leading Voice over Internet Protocol (VoIP) telecommunications company, and another year of record growth and revenues at our K-Tronik International Corporation subsidiary. In 2001 we also suffered a setback and found that our Eiger Net Inc. subsidiary was and still is susceptible to the global economic slowdown, prompting us to write down the carrying value of our Eiger Net and Nixxo related investments.

As we look at 2002 and beyond, Eiger is well positioned to create shareholder value by capitalizing on its earlier investments in K-Tronik and ADH Custom Metal Fabricators, and leveraging our acquisition of Onlinetel into positive earnings and cash flow momentum:

      o VoIP has been identified as one of the top six sectors of 2002 (Globe and Mail). Onlinetel is Canada's leading VoIP telecommunications company, with over 500,000 users, an expanding VoIP network that connects every major city between Ottawa and London, and two 10-10 casual calling numbers that are expected to be activated in Q3, 2002.
      o K-Tronik is expected to begin trading as a public company in Q3, 2002. K-Tronik is a leading manufacturer of energy efficient electronic ballasts for fluorescent lighting, has experienced compounded annual revenue growth of over 100% over the last three years, and is positioned to both maintain a high internal growth rate and to embark on an acquisition strategy in the energy savings technology industry.
      o ADH Custom Metal Fabricators Inc. is expected to begin trading as a public company in Q4, 2002, with a focus on growing both internally and through acquisition in a highly fragmented manufacturing industry.
      o We have working capital of $12,815,000 million, including $5,993,000 in cash and short-term investments. And, as in 1999 and 2000, we expect to be cash flow positive in 2002.

Eiger is focused on creating shareholder value. Our strategy is to be financially stable and, from that base of financial strength, to acquire companies that are involved in emerging long-term technology trends, and that have a proven product or service and an existing base of revenue. When we make acquisitions, we do so patiently and at the right price. We look for negative sentiment and valuations in the overall market, industry or company in question, and generally use earn-out shares based on performance in making acquisitions. We then help management to grow the acquired business with a view to realizing value for Eiger shareholders through an ultimate public listing of that business.

Today, we are poised to realize shareholder value in 2002 from a public listing of our earlier investments in K-Tronik and ADH, and rapidly growing our most recent investment in Onlinetel. The combination of these initiatives is expected to create positive momentum in both earnings and cash flow during 2002, which will ultimately be realized by our shareholders.

G.A. RACICOT                  K. ATTOE, C.A.               ROLAND P. AUSTRUP
Chief Executive Officer       Chief Financial Officer      Vice-President

    [PHOTO OMITTED]               [PHOTO OMITTED]           [PHOTO OMITTED]


/s/ G.A. Racicot              /s/ K. Attoe, C.A.           /s/ Roland P. Austrup

[LOGO] onlinetel (TM)
          talk freely to the world (TM)

ONLINETEL CORP.

Onlinetel Corp. is a next generation telecommunications software and services company, which harnesses the power of soft-switch technology to deliver state of the art Voice over Internet Protocol (VoIP) communication services to individuals, businesses and carriers. Utilizing soft switch technology, Onlinetel converts analog voice conversations to digital I.P. packets and routes voice calls, phone-to-phone, over the Internet from any wireless or landline connection. VoIP and the integration of voice and data networks is a competitive threat to providers of traditional telecom services because of the substantial increase in communication cost efficiencies of both running voice and data over a single integrated infrastructure and the ability to bypass per minute usage rates.

Using its Intelliswitch application, Onlinetel pioneered and developed a new media for advertisers, enabling individuals and businesses to benefit from free long distance calling in exchange for listening to a 15 second paid advertisement, and enabling sponsors to benefit from one-to-one advertisements to callers. The first commercial application of this advertising based calling network was launched in the Greater Toronto Area (GTA) 905 area code. In 2001, Onlinetel experienced dramatic growth in advertising revenue as its user base in the GTA 905 area code grew to over 200,000 households, or just under 20% of the market. Additionally, Onlinetel is currently processing over 15 million minutes of traffic per month in this market, and subsequent to September 30th year end expanded to the 416 area code and increased its user base to 250,000 households.

In 2002, Onlinetel anticipates launching advertising based calling networks in additional area codes nationally in order to significantly expand its user base and advertising revenue. As well, by leveraging its technology platform and scalable network infrastructure, Onlinetel has identified several potentially lucrative product offerings targeted to its growing user base; lowest cost 10-10 based international calling, residential and corporate flat rate subscription plans for unlimited calling between major centers nationally, flat rate unlimited internet access services, and customized prepaid phone card plans.

Onlinetel delivers toll-quality communications at the lowest long distance rates available. With reduced investment cost burdens, Onlinetel's soft-switch technology reliably scales to service millions of callers. Onlinetel's continued expansion of its own national network along with seamless and virtual connections worldwide with leading carriers will extend Onlinetel's reach to the global community in 2002 and beyond.

                               [GRAPHIC OMITTED]

[LOGO] K-TRONIK BALLASTS

K-TRONIK INTERNATIONAL CORPORATION

K-Tronik is a leading North American manufacturer of energy efficient electronic ballasts for fluorescent lighting. K-Tronik supplies ballasts worldwide to OEMs such as Lightolier, Fontana, Edison, Visioneering, Peerless and others. With a broad product line, low cost production and one of the lowest product defect rates in the industry (less than 0.04%), K-Tronik has developed a solid reputation in the rapidly growing energy savings technology industry.

K-Tronik had sales of CDN$10,107,000 in 2001, and has experienced 119% compounded annual revenue growth over the past two years. This rapid growth is due in part to the United States Department of Energy's mandate that all fluorescent lamp ballasts produced after April 1, 2005 must be energy efficient electronic ballasts, as opposed to less efficient electromagnetic ballasts. Currently, electronic ballasts represent 40% of the annual US $1 Billion North American ballast market. The strong brand recognition and market share built by K-Tronik over the past three years has also contributed significantly to its growth and has positioned it for sales momentum in the future.

Based on this growth, Eiger announced its plans to take K-Tronik public in the first quarter of 2002 by way of a reverse acquisition with LMC Capital Corp., a US reporting issuer. Subsequent to this transaction, K-Tronik plans to purchase companies that integrate the latest technology in energy efficient lighting.

The decision to take K-Tronik public was also based on maximizing Eiger's return on shareholder equity that is currently not reflected in Eiger's share price. For example, utilizing a price to sales ratio of two times, based on historical numbers, K-Tronik as a stand-alone public company represents value of CDN $0.48 per Eiger share. The public listing of K-Tronik will potentially enable Eiger to realize this value and raise working capital without dilution to Shareholders through the sale of its K-Tronik shares to the public.

K-Tronik's strategy moving forward is to increase market share through the acquisition of ESCO'S (General Contractors that specialize in conducting energy efficiency audits of multiple tenant commercial buildings and retrofitting them with high efficiency lighting ballasts) and various other component manufacturers that supply the Electronic Ballast Industry. Integrating both the manufacturing and distribution of ballasts will increase gross margin substantially and will create operating efficiencies overall.

                               [GRAPHIC OMITTED]

[LOGO] EIGER NET INC.

EIGER NET INC.

Eiger Net is involved in the R&D, engineering and manufacturing of multimedia and data communication cards such as 56K and DSL modem cards, Home PNA cards, LAN cards, MP3 modules and other Internet access devices for OEM consumer electronics companies worldwide.

In 2000 Eiger Net invested in new manufacturing capacity and obtained a QS 9000 certification in order to be able to compete for large volume OEM consumer electronics contracts. As a result of those initiatives, Eiger Net experienced dramatic revenue growth in 2000 and was cash flow positive.

However, the global economic downturn that began last year resulted in a difficult year for Eiger Net in 2001. The cost of new investments coupled with much lower production volumes than anticipated substantially increased unit production costs thereby eliminating operating margins.

With continued growth of the Internet and the convergence of voice and data networks, demand for multimedia and data communication cards that enable consumer electronic devices to access those networks will grow. As such, Eiger Net is positioned in growth areas of the computer components industry. However, until there is evidence of an overall economic recovery, Eiger Net will experience weaker than average operating results.

[LOGO] ADH Metal Fabricators Inc.

ADH CUSTOM METAL FABRICATORS INC.

ADH Custom Metal Fabricators is a fully integrated custom sheet metal manufacturer that specializes in custom enclosures and cabinets. Products are custom engineered using the latest CAD technology and CNC manufacturing equipment. Products are all built to NEMA specifications and can range in size from a mailbox to a small house. In addition to its focus on enclosures and cabinetry, ADH contract manufactures for nationwide distribution of data and relay racks, custom control enclosures, fluorescent light fixtures and store display fixtures. ADH fabricates using a wide variety of metals and finishes including mild steels, aluminum, and stainless steel.

ADH is located in Stratford, Ontario, in a 55,000 square foot manufacturing facility on 35 acres of land that is wholly owned by Eiger.

ADH went through significant restructuring in 2001 and, in November 2001 hired John Ramsbottom as President. ADH identified certain high growth segments in the electrical cabinetry and enclosure market that will fuel internal growth, and also developed an acquisition strategy to consolidate a highly fragmented North American manufacturing industry. As part of this consolidation strategy, Eiger announced in December 2001 that it is taking ADH public by way of reverse acquisition of CDNX listed Newlook Capital Corp. in order to utilize capital markets to facilitate its acquisition strategy.

EIGER TECHNOLOGY, INC. | management discussion & analysis

The following discussion and analysis of operating results and financial position should be read in conjunction with the consolidated financial statements of the Company and notes thereto incorporated by reference in this annual report.

The Company

Eiger Technology, Inc. is a technology company with four operating subsidiaries; Onlinetel, Corp., K-Tronik International Corp., Eiger Net Inc., and ADH Custom Metal Fabricators Inc. Eiger's head office is located in Toronto, Ontario and has seven employees.

Onlinetel is a Voice over Internet Protocol (VoIP) next generation telecommunications company that can take voice information from any landline or cellular phone, convert that information to digital IP packets and route that information, phone-to-phone, over the Internet. Onlinetel currently derives its revenue from advertisers on its free calling network, and from flat fee long distance and ISP services. It is anticipated that Onlinetel will begin offering 10-10 casual calling, corporate long distance and wholesale termination services in fiscal 2002. Onlinetel is based in Kitchener, Ontario and has 20 employees.

Eiger Net is involved in the R&D, engineering and manufacturing of multimedia and data communication cards such as 56K and DSL modem cards, Home PNA cards, LAN cards, MP3 modules and other Internet access devices for OEM consumer electronics companies worldwide. Eiger Net is located in South Korea and has 69 employees.

K-Tronik is a leading North American manufacturer of energy efficient electronic ballasts for fluorescent lighting. K-Tronik supplies ballasts worldwide to OEM light fixture companies, distributors and contractors. In addition to its head office in New Jersey, K-Tronik maintains an ISO 9001 certified manufacturing facility in South Korea. K-Tronik employs 46 people.

ADH is a fully integrated custom sheet metal manufacturer that specializes in low volume custom enclosures and cabinets. In addition to its focus on enclosures and cabinetry, ADH contract manufactures for nationwide distribution of data and relay racks, custom control enclosures, fluorescent light fixtures and store display fixtures. ADH is located in Stratford, Ontario and has 20 employees.

Results of Operations

The Company generated sales of $30.1 million in fiscal 2001 compared to 57.1 million in fiscal 2000, the decrease mainly due to a reduction in Eiger Net Inc.'s sales of $30.1 million reflecting a weakness in the global economy and especially in the computer peripheral sector. During the fiscal 2001 year, the Company wrote off goodwill, investments, development and other costs amounting to $16,366,000 and acquired a 100% interest in Onlinetel, Inc, a Kitchener/Waterloo based Voice over Internet Protocol (VoIP) long distance and ISP services company. Revenue from ongoing operations were as follows:

($'000's)                             2001              2000           Increase
                                                                      (Decrease)

Onlinetel                              234                --                234
    Eiger                           17,428            47,513            (30,085)
 K-Tronik                           10,107             6,718              3,389
      ADH                            2,301             2,837               (536)
                                    ------            ------            -------
                                    30,070            57,068            (26,998)
                                    ======            ======            =======

Management of the Company has written off $ 16,366,000 of goodwill, investments, long term loans receivable, impairment in value of inventory and deferred product development costs during fiscal 2001 reflecting the downturn in the worldwide computer peripheral business and global economic recession.

Management is of the opinion that the economic recession will continue for the remainder of 2002. Management also believes that cost savings businesses such as energy saving electronic ballasts (K-Tronik) and VoIP (Onlinetel) should benefit from a cost conscious marketplace.

            producing the internet enabled technologies of tomorrow.

EIGER TECHNOLOGY, INC. | management discussion & analysis

K-Tronik sales increased due to a broadening of product offerings and continued increase in brand recognition. ADH sales decreased due to the reduction in outsourcing needed by its primary customers in South-Western Ontario. The percent decrease in gross margin at K-Tronik from 33% to 22% reflects K-Tronik continuing to add lower margin volume business to previous niche markets of specialty electronic ballasts.

The decrease in sales by Eiger Labs and Eiger Net subsidiaries reflect the downturn in the overall computer peripheral OEM manufacturing sector. Expenses increased approximately 30% during the year ended September 30, 2001 to $9,947,000 from $7,076,000 for the year ended September 30, 2000. Selling, General and Administration Expenses ("SG&A") increased by approximately 63% (2001: $7,769,000; 2000: $5,514,000). SG&A consisted principally of salaries and benefits, the operating costs associated with sales at Eiger Labs, Eiger Net and K-Tronik, the operating costs of the Company's R&D, engineering and manufacturing facilities, and the costs associated with strengthening head office infrastructure to ensure enhanced investment management control and compliance with regulatory and governance matters.

While interest on long-term debt also remained steady (September 30, 2001:
$98,000; September 30, 2000: $92,000), other interest and bank charges decreased (September 30, 2001: $480,000; September 30, 2000: $552,000). This was due to a
reduction in long-term debt at Eiger Group of Companies.

Amortization of goodwill and other assets increased from $871,000 in fiscal 2000 to $1,032,000 in fiscal 2001.

Liquidity and Capital Reserves

At September 30, 2001, the Company's cash position had decreased to $5,993,000 from $13,814,000 at the end of September 30, 2000 and its working capital decreased by $10,589,000 to $12,815,000 at September 30, 2001, $6,580,000
principally as a result of investment commitments funded during the year. The Company increased its share capital from $38,895,000 at September 30, 2000 to $42,001,000 at September 30, 2001, through the issuance of 2,269,995 shares at an average price of $ 1.37.

The decrease in the Company's accounts receivable to $8,759,000 at September 30, 2001 from $12,039,000 at September 30, 2000 is due to the decrease in the volume of business at Eiger Net, offset partially by an increase in business at K-Tronik.

Inventory decreased to $6,545,000 September 30, 2001 from $10,878,000 as a result of the decrease in the volume of business at Eiger Net offset by K-Tronik.

Financial Risk and Foreign Exchange

Earnings and cash flow are subject to volatility stemming mainly from movements in the U.S./Canadian dollar and South Korean Won/Canadian dollar exchange rate and interest rates. The Company does not hedge its foreign currency or interest rate exposure. This is a result of an evaluation of the costs of hedging and labour being a large component of K-Tronik Asia and Eiger Net's Korean Won exposure offset by Korean Won based revenue. Foreign exchange loss for the year ended September 30, 2001 was $191,188.

                                  EIGER TECHNOLOGY, INC. 2001 | auditors' report

                            Monteith, Monteith & Co.

                             Chartered Accountants

                               208 Ontario Street
                           Stratford, Ontario N5A 3H4
                   Telephone: 519 271 6550 Fax: 519 271 4796
                      email: administrator@monteith.on.ca

Partners:

ROBERT F. LIGHTFOOT, C.A.                                             Principal:
STEPHEN J. LANDERS, B.A., C.A.
ROBERT B. LIGHTFOOT, B.B.A, C.A.                         MERVYN T. DIETZ, C.M.A.

To the Shareholders of Eiger Technology, Inc.:

We have audited the consolidated balance sheets of Eiger Technology, Inc. as at September 30, 2001 and 2000, and the consolidated statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of Eiger Technology, Inc. as at September 30, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in Canada.


/s/ Monteith Monteith & Co.

CHARTERED ACCOUNTANTS.

Stratford, Ontario,
January 26, 2002.

EIGER TECHNOLOGY, INC. 2001 | annual report

                          CONSOLIDATED BALANCE SHEETS

--------------------------------------------------------------------------------

                             EIGER TECHNOLOGY, INC.
                           CONSOLIDATED BALANCE SHEETS
                        as at September 30, 2001 and 2000

                                     ASSETS

                                                        2001               2000
--------------------------------------------------------------------------------
                                                           $                  $
Current:
Cash                                               1,847,000          2,031,000
Cash Held in Escrow                                       --          4,978,000
Short-term Investments (Note 4)                    4,146,000          6,805,000
Accounts Receivable (Note 5)                       8,759,000         12,039,000
Inventory                                          6,545,000         10,878,000
Prepaid Expenses                                     769,000            686,000
--------------------------------------------------------------------------------

                                                  22,066,000         37,417,000

Long-term Investments (Note 4)                       404,000          4,337,000
Capital (Note 6)                                   4,541,000          4,998,000
Goodwill                                           2,488,000          7,640,000
Other (Note 7)                                     1,222,000          2,753,000
--------------------------------------------------------------------------------
                                                  30,721,000         57,145,000
================================================================================

                      LIABILITIES and SHAREHOLDERS' EQUITY

Current:
Bank Indebtedness (Note 8)                         3,515,000          2,670,000
Accounts Payable and Accrued Liabilities           5,616,000         11,184,000
Income Taxes Payable                                      --             39,000
Current Portion of Long-term Debt (Note 9)           120,000            120,000
--------------------------------------------------------------------------------
                                                   9,251,000         14,013,000
--------------------------------------------------------------------------------
Long-term Debt (Note 9)                            1,014,000          1,488,000
--------------------------------------------------------------------------------
Future Income Taxes (Note 10)                             --             43,000
--------------------------------------------------------------------------------
Non-controlling Interest                            (671,000)         3,253,000
--------------------------------------------------------------------------------

Shareholders' Equity:
--------------------------------------------------------------------------------
Share Capital (Note 11)                           42,001,000         38,895,000
Contributed Surplus                                  217,000            217,000
Retained Earnings                                (21,091,000)          (764,000)
--------------------------------------------------------------------------------
                                                  21,127,000         38,348,000
--------------------------------------------------------------------------------
                                                  30,721,000         57,145,000
================================================================================

On Behalf of the Board:


                                /s/ Gerry Racicot  Director
                                -------------------
                                    Gerry Racicot


                                /s/ Keith Attoe    Director
                                -------------------
                                    Keith Attoe

                            (See Accompanying Notes)

--------------------------------------------------------------------------------

                                     EIGER TECHNOLOGY, INC. 2001 | annual report

           CONSOLIDATED STATEMENTS of OPERATIONS and RETAINED EARNINGS

--------------------------------------------------------------------------------

                             EIGER TECHNOLOGY, INC.
           CONSOLIDATED STATEMENTS of OPERATIONS and RETAINED EARNINGS
                 for the years ended September 30, 2001 and 2000

                                                          2001             2000
--------------------------------------------------------------------------------
                                                             $                $

Sales                                               30,070,000       57,068,000

Cost of Sales                                       27,711,000       50,731,000
--------------------------------------------------------------------------------

Gross Margin                                         2,359,000        6,337,000
--------------------------------------------------------------------------------

Expenses:
Selling, General and Administration                  7,769,000        5,154,000
Amortization of Capital Assets                         568,000          407,000
Amortization of Goodwill and Other                   1,032,000          871,000
Interest on Long-term Debt                              98,000           92,000
Other Interest and Bank Charges                        480,000          552,000
--------------------------------------------------------------------------------
                                                     9,947,000        7,076,000

Income (Loss) before Provision for Income Taxes     (7,588,000)        (739,000)

Provision for Income Taxes: (Note 12)
Current                                                 (6,000)         289,000
Future                                                 (56,000)        (132,000)
--------------------------------------------------------------------------------
                                                       (62,000)         157,000
--------------------------------------------------------------------------------
Income (Loss) before Unusual Items                  (7,526,000)        (896,000)

Discontinued Operations                                     --         (162,000)
Gain on Disposal of Discontinued Operations                 --          226,000
Non-recurring Items (Note 14)                      (16,366,000)              --
--------------------------------------------------------------------------------

Income (Loss) before Non-controlling Interest      (23,892,000)        (832,000)

Non-controlling Interest                            (3,565,000)        (139,000)
--------------------------------------------------------------------------------
Net Income (Loss) for the Year                     (20,327,000)        (693,000)

Retained Earnings - Beginning of Year                 (764,000)         (71,000)
--------------------------------------------------------------------------------

Retained Earnings - End of Year                    (21,091,000)        (764,000)
================================================================================

Earnings per Share:

Before Non-recurring Items:
Basic                                                    (0.23)           (0.04)
                                                   -----------------------------
Diluted                                                  (0.23)           (0.04)
                                                   -----------------------------
Net Income (Loss)
Basic                                                    (0.61)           (0.03)
                                                   -----------------------------
Diluted                                                  (0.61)           (0.03)
                                                   -----------------------------

                            (See Accompanying Notes)
--------------------------------------------------------------------------------

EIGER TECHNOLOGY, INC. 2001 | annual report

                     CONSOLIDATED STATEMENTS of CASH FLOWS

--------------------------------------------------------------------------------

                             EIGER TECHNOLOGY, INC.
                     CONSOLIDATED STATEMENTS of CASH FLOWS
                for the years ended September 30, 2001 and 2000

                                                                       2001             2000
---------------------------------------------------------------------------------------------
                                                                          $                $
Cash Flows from Operating Activities:
Net Income (Loss) for the Year                                  (20,327,000)        (693,000)
Items not Involving Cash:
Extraordinary Items (Note 14)                                    16,366,000               --
Amortization                                                      1,600,000        1,278,000
Future Income Taxes                                                 (56,000)        (132,000)
---------------------------------------------------------------------------------------------

                                                                 (2,417,000)         453,000

Changes in Non-cash Working Capital Balances:
Accounts Receivable                                               3,280,000       (6,812,000)
Inventory                                                         3,203,000       (7,145,000)
Prepaid Expenses                                                    (83,000)        (438,000)
Accounts Payable and Accrued Liabilities                         (5,568,000)       7,665,000
Income Taxes Payable                                                (39,000)        (198,000)
Non-controlling Interest                                         (3,094,000)        (137,000)
---------------------------------------------------------------------------------------------
                                                                 (4,718,000)      (6,612,000)
---------------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
Purchase of Capital Assets                                         (478,000)      (3,349,000)
Long-term Investments                                            (3,571,000)      (3,977,000)
Purchase of Goodwill and Other Assets                            (2,531,000)      (2,243,000)

---------------------------------------------------------------------------------------------
                                                                 (6,580,000)      (9,569,000)
---------------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
Increase (Decrease) in Long-term Debt                              (474,000)         397,000
Increase (Decrease) in Bank Indebtedness                            845,000          910,000
Subsidiary Share Capital Issued to Non-controlling Interest              --        2,020,000
Subsidiary Dividends Paid to Non-controlling Interest                    --         (409,000)
Issuance of Share Capital (Net of Costs)                          3,106,000       25,904,000
---------------------------------------------------------------------------------------------
                                                                  3,477,000       28,822,000
---------------------------------------------------------------------------------------------
Net Cash Flows for the Year                                      (7,821,000)      12,641,000
Cash and Cash Equivalents - Beginning of the Year                13,814,000        1,173,000
---------------------------------------------------------------------------------------------
Cash and Cash Equivalents - End of the Year                       5,993,000       13,814,000
=============================================================================================
Cash and Cash Equivalents Represented by:
Cash                                                              1,847,000        2,031,000
Cash Held in Escrow                                                      --        4,978,000
Short-term Investments                                            4,146,000        6,805,000
---------------------------------------------------------------------------------------------
                                                                  5,993,000       13,814,000
=============================================================================================

                            (See Accompanying Notes)

--------------------------------------------------------------------------------

                                     EIGER TECHNOLOGY, INC. 2001 | annual report

                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2001 and 2000

1.    Nature of Business:

      Eiger Technology, Inc. ("the Company") is incorporated under the laws of Ontario. Through its various subsidiaries, the Company manufactures and distributes electronic/computer peripherals and electronic ballasts to OEM and consumer markets worldwide, and offers Voice over Internet Protocol services to the Canadian long-distance market.

2.    SIGNIFICANT ACCOUNTING POLICIES:

      (a)   Basis of Preparation:

            These financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Cdn. GAAP"). A reconciliation to U.S. generally accepted accounting principles ("U.S. GAAP") is provided in Note 15. Because a precise determination of assets and liabilities depends on future events, the preparation of periodic financial statements necessitates the use of estimates and approximations. Actual amounts may differ from these estimates.

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

      (f)   Capital Assets:

            Capital assets are recorded at cost. Amortization is calculated on the declining-balance basis at the following annual rates:

            Buildings                      -       4-5%
            Machinery and Equipment        -       5-10%
            Automotive Equipment           -       20-30%
            Computer Equipment             -       20-30%
            Leasehold Improvements         -       10% straight line basis

      (g)   Goodwill:

            Goodwill represents the excess of the purchase price of the Company's interest in subsidiary companies over the fair value of the underlying net identifiable assets at the time of acquisition. Goodwill is amortized over 10 years on a straight-line basis (40 years for acquisitions prior to 1997). Goodwill arising on acquisitions after June 30, 2001 is not amortized. Management evaluates the expected future net cash flows of the companies at each reporting date and adjusts goodwill for any impairment.

EIGER TECHNOLOGY, INC. 2001 | annual report

                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2001 and 2000

2.    SIGNIFICANT ACCOUNTING POLICIES - CONTINUED:

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

      (k)   Revenue Recognition:

            Sales are recorded upon shipment of goods to customers. Fees are recognized as services are rendered.

      (l)   Foreign Currency Translation:

            Due to the extensive degree of financing provided to its foreign subsidiaries by the Company, these subsidiaries are considered to be integrated operations. Accordingly, the temporal method of foreign currency translation is used. Under this method, monetary assets and liabilities of foreign subsidiaries are translated into Canadian dollars using the exchange rate in effect at the balance sheet date, non-monetary items are translated at historical exchange rates (except for items carried at market, which are translated at the balance sheet date exchange rate), and revenues and expenses are translated using average exchange rates to approximate the rates actually in effect at the time of the transactions. Resulting foreign exchange translation gains or losses are included in the determination of net income for the year, except for such gains or losses relating the translation or settlement of foreign currency denominated long-term monetary items which are deferred and amortized over the remaining life of the monetary item. There were no material exchange gains or losses on long-term foreign currency denominated monetary items during either of the reporting periods

      (m)   Stock-based Compensation:

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

                                     EIGER TECHNOLOGY, INC. 2001 | annual report

                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2001 and 2000

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

NAME OF CORPORATION                        NATURE OF RELATIONSHIP

Vision Unlimited Equipment Inc.*           100% Subsidiary
A.D.H. Custom Metal Fabricators Inc.       100% Subsidiary of Vision
                                           Unlimited Equipment Inc.

Alexa Properties Inc.                      100% Subsidiary

K-Tronik Int'l Corp.                       53% Subsidiary
K-Tronik Asia Corp.                        59.3% owned through K-Tronik
                                           Int'l Corp. and directly

Alexa Korea Holdings, Inc.*                100% Subsidiary
Eiger Net, Inc.                            58.5% Subsidiary of Alexa Korea
                                           Holdings, Inc.

Alexa (U.S.A.), Inc.*                      100% Subsidiary
Eiger Labs Group, Inc.                     64% Subsidiary of Alexa
                                           (U.S.A.), Inc.

Onlinetel, Inc.                            100% Subsidiary

*     Inactive - holding company only

      All transactions within the corporate group are in the normal course of business, are transacted at fair market value and recorded at the carrying value at the time, and are eliminated upon consolidation. Intercompany balances at the financial statement date are also eliminated upon consolidation.

      Service fees paid to corporations owned by four management personnel during the period totalled $412,000 (2000: $320,000).

4.    INVESTMENTS:

      (a)   Short-term Investments:

            Short-term investments are comprised of Canadian money market funds and short-term commercial paper plus accrued interest, having a market value equivalent to their cost amount.

      (b)   Long-term Investments:

                                                              2001          2000
                                                                 $             $
Advances to Nixxo Technology, Inc.                              --     2,221,000
Advances to Lexatec VR Systems Inc. (Note 18)              324,000     1,444,000
Subsidiary long-term investment in debt securities          80,000       437,000
Other                                                           --       235,000
                                                           -------     ---------
                                                           404,000     4,337,000
                                                           =======     =========

            The advances noted above are non-interest bearing, and have no specific terms of repayment.

5.    ACCOUNTS RECEIVABLE:

      Accounts receivable are reported net of an allowance for doubtful accounts of $196,000 (2000: $116,000).

EIGER TECHNOLOGY, INC. 2001 | annual report

                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2001 and 2000

6.    CAPITAL ASSETS:

                                  2001          2001          2001          2000
                                         Accumulated      Net Book      Net Book
                                  Cost  Amortization         Value         Value
                                     $             $             $             $
Land                           159,000            --       159,000       159,000
Buildings                    1,103,000       183,000       920,000       951,000
Machinery and Equipment      5,017,000     2,702,000     2,315,000     3,124,000
Furniture and Fixtures         817,000       389,000       428,000       392,000
Automotive Equipment           201,000        83,000       118,000       108,000
Leasehold Improvements         268,000       152,000       116,000       123,000
Computer Hardware              363,000        80,000       283,000        71,000
Computer Software              240,000        38,000       202,000        70,000
                             -------------------------------------     ---------
                             8,168,000     3,627,000     4,541,000     4,998,000
                             =====================================     =========

7.    OTHER:

                                                            2001            2000
                                                               $               $
Product Development Costs                                298,000       1,709,000
Deferred Organization and Financing Costs                     --         370,000
Non-interest Bearing Long-term Deposits                  682,000         435,000
Regulatory Approval                                      174,000         174,000
Other                                                     68,000          65,000
                                                       ---------       ---------
                                                       1,222,000       2,753,000
                                                       =========       =========

8.    BANK INDEBTEDNESS:

      The Canadian line of credit balance of $96,000 bears interest at Royal Bank prime plus .75%, is due on demand, and is secured by a general security agreement covering inventory, equipment and accounts receivable. Foreign subsidiary lines of credit balances totalling $3,419,000 (Cdn.) bear interest at rates ranging from 5 - 7.25%, are secured by inventory and equipment, and are repayable upon demand.

9.    LONG-TERM DEBT:

                                                            2001           2000
                                                               $              $
Royal Bank of Canada term loan repayable in
monthly instalments of $10,000 plus interest
calculated at Royal Bank prime plus 1/4%.                745,000        865,000

Shin Han Bank (Korea) term loan repayable in
bi-annual instalments of $60,500 commencing
May 8, 2006 and ending May 8, 2008
plus interest calculated at 6.75% per annum.             303,000        651,000
Other                                                     86,000         92,000
                                                       ---------      ---------

                                                       1,134,000      1,608,000

Less: Current Portion                                   (120,000)      (120,000)
                                                       ---------      ---------

                                                       1,014,000      1,488,000
                                                       =========      =========

      Principal payments required on long-term debt for the next five years are as follows:

                             Year      Amount
                             $
                             2002      120,000
                             2003      206,000
                             2004      120,000
                             2005      120,000
                             2006      241,000
                                       -------

                                       807,000
                                       =======

                                     EIGER TECHNOLOGY, INC. 2001 | annual report

                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2001 and 2000

10.   FUTURE INCOME TAXES:

      Significant components of future income tax assets (liabilities) are as follows:

                                                             2001          2000
                                                                $             $
Excess of net book value of capital assets
over tax value                                           (236,000)     (270,000)
Other future income tax liabilities                            --       (53,000)
Operating losses carried forward                        2,254,000       372,000
Less: Valuation allowance                              (2,034,000)     (102,000)
Other                                                      16,000        10,000
                                                       ----------      --------

Net future income tax assets (liabilities)                     --       (43,000)
                                                       ==========      ========

11.   SHARE CAPITAL:

      Authorized: 100,000,000 Common Shares

      Issued:

                                    2001             2001             2000             2000
                             No. of Shs.                $      No. of Shs.                $
Beginning of Year:            33,945,858       39,437,000       21,284,358        9,340,000

Issued:
- private placement *             70,000        1,839,000       11,444,500       27,861,000
- exercise of options            400,000          350,000          617,000          483,000
- acquisitions                 1,799,995          936,000               --               --
- earn out shares                     --               --          600,000        4,800,000
- costs of issue                                  (19,000)                       (3,047,000)
                              ---------------------------       ---------------------------
End of Year:                  36,215,853       42,543,000       33,945,858       39,437,000

Reciprocal Shareholdings        (526,929)        (542,000)        (526,929)        (542,000)
                              ---------------------------       ---------------------------

Net per Balance Sheets        35,688,924       42,001,000       33,418,929       38,895,000
                              ===========================       ===========================

*     Shares in escrow: None (2000: 4,840,000)

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

                                         2001      2001           2000      2000
                                       No. of      WAEP          No.of      WAEP
                                      Options                  Options
                                                      $                        $
Beginning of Year:                  1,713,000      3.37        895,000       .74

Granted                             2,133,000      1.16      1,535,000      3.70
Exercised                            (400,000)      .88       (617,000)      .76
Expired                                    --        --       (100,000)      .90
                                    ---------                ---------
End of Year:                        3,446,000      2.29      1,713,000      3.37
                                    =========                =========

      Stock options were exercised during the year at prices ranging from $0.60 to $1.40. The weighted average contractual life for options outstanding at year end was 1,400 days.

      During the year, proceeds from exercised stock options of $350,000 was credited to share capital (2000: $483,000). No amounts were recognized as compensation expense with respect to stock options granted or exercised in either of the reporting periods

EIGER TECHNOLOGY, INC. 2001 | annual report

                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2001 and 2000

11.   SHARE CAPITAL - CONTINUED:

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

      No shares were issued in fiscal 2001 or fiscal 2000 as a result of this agreement.

      Management agreed to issue shares of the Company to four members of the management team of EigerNet, Inc. and Eiger Labs Group Inc. as performance earn out consideration contingent upon achieving the criteria tabled below for the combined results of those two companies:

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

      600,000 shares were issued in fiscal 2000 as a result of this agreement based on the operating results for 1999. No shares were issued in fiscal 2001 and none will be issued in fiscal 2002 pursuant to this agreement as the sales and income criteria have not been met.

      Additional shares may become issuable pursuant to the agreement described in Note 16.

12.   PROVISION FOR INCOME TAXES:

                                                                    2001          2000
                                                                       $             $
Current Provision:                                                (6,000)      289,000
                                                              ----------      --------
Future Provision:
Losses carried forward                                           (22,000)     (267,000)
Net book value of capital assets                                 (34,000)       13,000
Canadian Exploration Expenses                                         --        69,000
Other                                                                 --        53,000
                                                              ----------      --------
                                                                 (56,000)     (132,000)
                                                              ----------      --------
Total Provision                                                  (62,000)      157,000
                                                              ==========      ========
Reconciliation of Tax Provision:

Income (Loss) before Provision for Income Taxes               (7,588,000)     (739,000)
Taxable Intercompany Dividend Eliminated on Consolidation             --       409,000
Amortization of Goodwill Arising on Consolidation                624,000       549,000
Valuation Allowance on Losses Carried Forward                  6,716,000       408,000
                                                              ----------      --------
Income Subject to Current and Future Income Taxes               (248,000)      627,000
                                                              ==========      ========
At Average Statutory Rate (2001: 25%; 2000: 25%)                 (62,000)      157,000
                                                              ==========      ========

      The average statutory rate varies depending on the relative mix of incomes from the Company and its subsidiaries located in Canada, Korea and the United States.

                                     EIGER TECHNOLOGY, INC. 2001 | annual report

                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2001 and 2000

13.   CASH PAYMENTS OF INTEREST AND INCOME TAXES:

                                      2001                               2000
                                         $                                  $
Interest                           555,000                            620,000
                                   =======                            =======

Income Taxes                        15,000                            304,000
                                   =======                            =======

14.   Non-recurring Items:

                                                                            2001

                                                                               $
      Charge for impairment in value of
      consolidated goodwill                                            6,500,000

      Charge for impairment in value of
      long-term loans receivable                                       7,003,000

      Non-recurring charge for impairment
      in value of inventory                                              566,000

      Charge for impairment in value of capital assets                   184,000

      Charge for decline in value of long-term investments
      in shares of other corporations                                    982,000

      Charge for impairment in value of deferred
      product development costs                                        1,131,000
                                                                      ----------
                                                                      16,366,000
                                                                      ==========

      Due to unfavourable economic conditions, particularly in the Republic of South Korea, the Company has experienced significant and long-term decline in the value of the asset groups noted above.

      The charges for impairment in values reported above are shown net of a reduction in future tax liabilities of $127,000 and non-controlling interest of $1,170,000.

15.   RECONCILIATION TO U.S. GAAP:

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

EIGER TECHNOLOGY, INC. 2001 | annual report

                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2001 and 2000

15.   RECONCILIATION TO U.S. GAAP - CONTINUED:

      APB Opinion 25 requires the intrinsic value based method be used to measure stock option compensation. As the Company grants stock options at fair market value, no compensation is recognized. SFAS No. 123 requires pro-forma disclosure of net income and earnings per share as if the fair value method had been applied.

      Reconciliations to U.S. GAAP are as follows:

                                                                   2001             2000
                                                                      $                $
Net Income (Loss):
  - per Cdn. GAAP                                           (20,327,000)        (693,000)
  - expense deferred product development costs net
    of portion relating to non-controlling interest             856,000         (328,000)
  - expense deferred organization costs net of
    portion relating to non-controlling interest                219,000           90,000
  - foreign currency translation adjustment                     191,000          129,000
  - future income tax savings related to above                 (347,000)          60,000
                                                            -----------       ----------

  - per U.S. GAAP                                           (19,408,000)        (742,000)
                                                            -----------       ----------
Comprehensive item - foreign exchange adjustment               (191,000)        (129,000)
                                                            -----------       ----------
Comprehensive Income                                        (19,599,000)        (871,000)
                                                            ===========       ==========
Retained Earnings:
  - per Cdn. GAAP                                           (21,091,000)        (764,000)
  - expense deferred product development costs
    net of portion relating to non-controlling interest        (298,000)      (1,154,000)
  - expense deferred organization costs net of
    portion relating to non-controlling interest                     --         (219,000)
  - foreign currency translation adjustments                    326,000          135,000
  - future income tax savings related to above                  100,000          447,000
                                                            -----------       ----------
  - per U.S. GAAP                                           (20,963,000)      (1,555,000)
                                                            ===========       ==========
Accumulated Other Comprehensive Items:
  - per Cdn. GAAP                                                    --               --
  - foreign currency translation adjustments                   (326,000)        (135,000)
                                                            -----------       ----------
  - per U.S. GAAP                                              (326,000)        (135,000)
                                                            ===========       ==========
Total Assets:
  - per Cdn GAAP                                             30,721,000       57,145,000
  - expense deferred product development costs                 (298,000)      (1,709,000)
  - expense deferred organization costs                              --         (370,000)
  - increase in future income tax assets                        100,000          404,000
                                                            -----------       ----------
  - per U.S. GAAP                                            30,523,000       55,470,000
                                                            ===========       ==========
Earnings per Share:
Basic                                                              (.59)            (.03)
                                                            -----------       ----------
Fully Diluted                                                      (.59)            (.03)
                                                            -----------       ----------

      Pro-forma Disclosure (SFAS No. 123):

      Had SFAS No. 123 been followed, net income would have decreased by $1,766,000 in fiscal 2001 (2000: $4,342,000), and basic and fully diluted earnings per share would have been (.64) and (.64) respectively (2000:
      (.20) and (.20)).

16.   ACQUISITIONS OF SUBSIDIARY COMPANIES:

      On July 31, 2001, the Company acquired 100% of the outstanding shares of Onlinetel, Inc., a company incorporated under the laws of the state of Nevada. Onlinetel, Inc. provides Voice over Internet Protocol ("VoIP") long distance services to the Canadian market.

      The consolidated financial statements of Eiger Technology, Inc. include the results of operations of Onlinetel, Inc. for the two months ended September 30, 2001.

                                     EIGER TECHNOLOGY, INC. 2001 | annual report

                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2001 and 2000

16.   ACQUISITIONS OF SUBSIDIARY COMPANIES - CONTINUED:

      The acquisition was accomplished through the issuance of 1,799,995 common shares of Eiger Technology, Inc. having a total fair market value at the time of issuance of $936,000.

      The purchase equation at the time of acquisition was as follows:

                                                                          $Cdn.

Current Assets                                                           48,000
Capital Assets                                                          594,000
Goodwill                                                              1,314,000
Liabilities                                                            (995,000)
                                                                      ---------
Net Assets Acquired                                                     961,000
                                                                      =========
T.S.E. Fee                                                               25,000
Shares of Eiger Technology, Inc.                                        936,000
                                                                      ---------
Total Cost                                                              961,000
                                                                      =========

      The share exchange agreement allows that additional shares of Eiger Technology, Inc. may be issued to the former shareholders of Onlinetel, Inc. if certain earn out provisions are met as follows:

    Fiscal                Gross                  Net              Common
      Year              Revenue               Income              Shares
         $                    $                    $                   #

      2002           19,083,000            2,442,000           1,800,000
      2003           37,348,000            6,213,000           1,800,000
      2004           50,849,000            9,353,000           1,800,000
      2005           59,867,000           13,849,000           1,800,000

      Unmet earn out targets can be carried forward and met on a cumulative basis until fiscal 2010.

17.   SUBSEQUENT EVENTS:

      Subsequent to the year end, the Company announced its intention to sell its 53% interest in K-Tronik Int'l Corporation ("K-Tronik") to LMC Capital Corp. ("LMC"), a US reporting issuer. The Company will receive 7,571,428 shares of LMC for its holdings, plus an additional 7,071,000 shares in settlement of debt owing from K-Tronik. The total of 14,642,428 shares are expected to be worth approximately $8,500,000 and to represent a 51% interest in LMC.

      Subsequent to the year end, the Company has purposed to sell its 100% interest in Vision Unlimited Equipment Inc., and its 100% subsidiary, ADH Custom Metal Fabricators Inc., to Newlook Capital Corp. ("Newlook"), a capital pool company pursuant to Policy 2.4 of the Canadian Venture Exchange Inc. ("CDNX"). The sale price of $2,400,000 will be satisfied by the issuance to the Company of 4,800,000 common shares of Newlook. These shares are expected to be received over a period of six years due to CDNX surplus and value security escrow restrictions. The transaction will result in the Company becoming a controlling shareholder of Newlook.

      The above-mentioned transactions are subject to approvals by the respective Boards of Directors, performance of due diligence procedures, and receipt of approvals from the applicable regulatory authorities.

18.   FINANCIAL INSTRUMENTS

      a) Fair Value:

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

EIGER TECHNOLOGY, INC. 2001 | annual report

                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2001 and 2000

18.   FINANCIAL INSTRUMENTS - CONTINUED

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

      Short-term investments consist solely of money market funds and short-term commercial paper issued by investment-rated Canadian financial institutions which are invested for terms not exceeding 90 days.

      The Company, in the normal course of business, is exposed to credit risk from its customers. Management believes that sufficient allowance has been made for bad debts in these financial statements based on a review of accounts on an individual basis. The concentration of credit risk in trade accounts receivable is not considered to be significant due to the Company's large client base.

      The Company is also exposed to credit risk with respect to its long-term advances to Lexatec VR Systems Inc. and certain subsidiary investments. Advances to Lexatec VR Systems Inc. are partially secured by a pledge of reciprocal shareholdings.

19.   COMMITMENTS:

      As at September 30, 2001, the Company had commitments under the terms of various operating leases requiring annual rental payments as follows:

                                             $
                        2002           503,000
                        2003           551,000
                        2004           347,000
                        2005           160,000
                        2006           160,000

20.   SEGMENTED INFORMATION:

      Management has identified four reportable segments: "ADH", "K-Tronik", "Onlinetel" and "Eiger". Segmentation is determined on the basis of the types of goods and services provided and geographic location.

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

      "Onlinetel" consists of Onlinetel, Inc. which provides Voice over Internet Protocol services to the Canadian long distance market.

      "Eiger" includes Eiger Labs Group, Inc. and EigerNet, Inc. Both of these companies are involved in the production and distribution of electronic communications products. EigerNet, Inc. is located in South Korea, while Eiger Labs Group, Inc. operates out of California.

      Financial information, segmented according to the above, is presented on the following two pages.

                                     EIGER TECHNOLOGY, INC. 2001 | annual report

                              SEGMENTED INFORMATION

--------------------------------------------------------------------------------

                             EIGER TECHNOLOGY, INC.
                              SEGMENTED INFORMATION
                      for the year ended September 30, 2001

                                                                                                                      Totals per
                                                                                                       Reconciling     Financial
                                         ADH     K- Tronik     Onlinetel         Eiger    All Others         Items    Statements
=================================================================================================================================
                                           $             $             $             $             $             $             $
Sales:

External:

- Domestic                         2,301,000            --       234,000            --            --            --     2,535,000

- Foreign                                 --    10,107,000            --    17,428,000            --            --    27,535,000

Intersegment                              --            --            --            --            --            --            --
---------------------------------------------------------------------------------------------------------------------------------
                                   2,301,000    10,107,000       234,000    17,428,000            --            --    30,070,000

Cost of Sales                      2,004,000     7,934,000            --    17,958,000            --      (185,000)   27,711,000
---------------------------------------------------------------------------------------------------------------------------------
Gross Margin                         297,000     2,173,000       234,000      (530,000)           --            --     2,359,000
---------------------------------------------------------------------------------------------------------------------------------

Expenses:

Operations and Administration        509,000     3,014,000       335,000     3,394,000       777,000      (260,000)    7,769,000

Amortization of Capital
and Other Assets                     210,000       655,000        28,000       676,000        31,000            --     1,600,000

Interest on Long-term Debt            65,000            --            --        33,000            --            --        98,000

Other Interest and Bank Charges       56,000       360,000            --        61,000         3,000            --       480,000
---------------------------------------------------------------------------------------------------------------------------------
                                     840,000     4,029,000       363,000     4,164,000       811,000            --     9,947,000
---------------------------------------------------------------------------------------------------------------------------------

Income (Loss) before Taxes          (543,000)   (1,856,000)     (129,000)   (4,694,000)     (811,000)           --    (7,588,000)

Provision for Income Taxes           (72,000)       15,000            --       (20,000)           --        15,000       (62,000)
---------------------------------------------------------------------------------------------------------------------------------
Income (Loss) before

Non-recurring Items                 (471,000)   (1,871,000)     (129,000)   (4,674,000)     (811,000)           --    (7,526,000)

Non-recurring Items                 (136,000)   (1,048,000)           --    (8,691,000)   (6,491,000)           --   (16,366,000)

Non-controlling Interest               2,000     1,245,000            --     2,318,000            --            --     3,565,000
---------------------------------------------------------------------------------------------------------------------------------
Net Income (Loss) for the Year      (605,000)   (1,674,000)     (129,000)  (11,047,000)   (7,302,000)           --   (20,327,000)
=================================================================================================================================

Cash Flows:

From Operating Activities           (224,000)   (1,892,000)     (303,000)   (1,399,000)     (900,000)           --    (4,718,000)

From Investing Activities            (32,000)     (112,000)     (158,000)   (2,282,000)  (10,801,000)    6,805,000    (6,580,000)

From Financing Activities            568,000     1,705,000       669,000     4,205,000     3,135,000    (6,805,000)    3,477,000
---------------------------------------------------------------------------------------------------------------------------------
                                     312,000      (299,000)      208,000       524,000    (8,566,000)           --    (7,821,000)

Cash and Cash Equivalents:

Beginning of the Year                     --       446,000            --       937,000    12,431,000            --    13,814,000
---------------------------------------------------------------------------------------------------------------------------------
End of the Year                      312,000       147,000       208,000     1,461,000     3,865,000            --     5,993,000
=================================================================================================================================

Expenditures on Capital Assets
and Goodwill during the Year          32,000       207,000     1,472,000        43,000        38,000            --     1,792,000
=================================================================================================================================
Balance of Capital Assets and
Goodwill - End of the Year
- Domestic                         1,803,000            --     2,037,000            --       116,000            --     3,956,000
- Foreign                                 --     1,596,000            --     1,477,000            --            --     3,073,000
---------------------------------------------------------------------------------------------------------------------------------
                                   1,803,000     1,596,000     2,037,000     1,477,000       116,000            --     7,029,000
=================================================================================================================================

Amount of Investment in Investees
Subject to Significant Influence          --            --            --            --            --            --            --

=================================================================================================================================
Total Assets                       4,428,000     8,440,000     2,423,000    14,351,000    35,402,000   (34,323,000)   30,721,000
=================================================================================================================================

--------------------------------------------------------------------------------

EIGER TECHNOLOGY, INC. 2001 | annual report

                              SEGMENTED INFORMATION

--------------------------------------------------------------------------------
                             EIGER TECHNOLOGY, INC.
                              SEGMENTED INFORMATION
                      for the year ended September 30, 2000

                                                                                                                         Totals per
                                                                   Lexatec                                Reconciling     Financial
                                         ADH    K- Tronik   (Discontinued)         Eiger    All Others          Items    Statements
                                           $            $                $             $             $              $             $
====================================================================================================================================
Sales:

External:

- Domestic                         2,834,000           --               --            --            --         (2,000)    2,832,000

- Foreign                              5,000    6,718,000         (123,000)   47,513,000            --        123,000    54,236,000

Intersegment                          18,000           --               --            --            --        (18,000)           --
------------------------------------------------------------------------------------------------------------------------------------
                                   2,857,000    6,718,000         (123,000)   47,513,000            --        103,000    57,068,000

Cost of Sales                      2,523,000    4,465,000          (92,000)   43,763,000            --         72,000    50,731,000
------------------------------------------------------------------------------------------------------------------------------------
Gross Margin                         334,000    2,253,000          (31,000)    3,750,000            --         31,000     6,337,000
------------------------------------------------------------------------------------------------------------------------------------

Expenses:

Operations and Administration        612,000    2,337,000          235,000     2,374,000      (169,000)      (235,000)    5,154,000

Amortization of Capital and
Other Assets                         159,000      465,000            1,000       646,000         8,000         (1,000)    1,278,000

Interest on Long-term Debt            71,000           --               --        21,000            --             --        92,000

Other Interest and Bank Charges      103,000      252,000            1,000       195,000         2,000         (1,000)      552,000
------------------------------------------------------------------------------------------------------------------------------------
                                     945,000    3,054,000          237,000     3,236,000      (159,000)      (237,000)    7,076,000
------------------------------------------------------------------------------------------------------------------------------------

Income (Loss) before Taxes          (611,000)    (801,000)        (268,000)      514,000       159,000        268,000      (739,000)

Provision for Income Taxes          (184,000)     (55,000)           1,000       324,000        72,000         (1,000)      157,000
------------------------------------------------------------------------------------------------------------------------------------
Income (Loss) before
Non-recurring Items                 (427,000)    (746,000)        (269,000)      190,000        87,000        269,000      (896,000)

Non-recurring Items                       --           --               --            --            --         64,000        64,000

Non-controlling Interest               3,000      545,000          107,000      (409,000)           --       (107,000)      139,000
------------------------------------------------------------------------------------------------------------------------------------
Net Income (Loss)
for the Year                        (424,000)    (201,000)        (162,000)     (219,000)       87,000        226,000      (693,000)
====================================================================================================================================

Cash Flows:

From Operating Activities           (197,000)  (3,067,000)        (267,000)   (3,360,000)      279,000             --    (6,612,000)

From Investing Activities           (157,000)    (734,000)              --      (650,000)  (16,770,000)     8,742,000    (9,569,000)

From Financing Activities            354,000    4,226,000          267,000     3,795,000    28,922,000     (8,742,000)   28,822,000
------------------------------------------------------------------------------------------------------------------------------------
                                          --      425,000               --      (215,000)   12,431,000             --    12,641,000

Cash and Cash Equivalents:

Beginning of the Year                     --       21,000               --     1,152,000            --             --     1,173,000
------------------------------------------------------------------------------------------------------------------------------------
End of the Year                           --      446,000               --       937,000    12,431,000             --    13,814,000
====================================================================================================================================

Expenditures on Capital Assets
and Goodwill during the Year         158,000    1,434,000               --     8,206,000        95,000             --     9,893,000
====================================================================================================================================
Balance of Capital Assets and
Goodwill - End of the Year

- Domestic                         2,050,000           --               --            --        90,000             --     2,140,000

- Foreign                                 --    1,708,000               --     8,790,000            --             --    10,498,000
------------------------------------------------------------------------------------------------------------------------------------
                                   2,050,000    1,708,000               --     8,790,000        90,000             --    12,638,000
====================================================================================================================================

Amount of Investment in Investees
Subject to Significant Influence          --           --               --            --       175,000             --       175,000
====================================================================================================================================
Total Assets                       3,881,000    8,632,000               --    28,042,000    40,093,000    (23,503,000)   57,145,000
====================================================================================================================================

--------------------------------------------------------------------------------

                                     EIGER TECHNOLOGY, INC. 2001 | annual report

         [LOGO]                 [LOGO]          [LOGO]                             [LOGO]
ADH Metal Fabricators Inc.  EIGER NET INC.  onlinetel (TM)                   K-TRONIK BALLASTS
                                              talk freely to the world (TM)

------------------------------
---->  it's just the beginning
------------------------------

                                                           CORPORATE INFORMATION

        Corporate Offices/                                Eiger Technology, Inc.
        Investor Relations                                 330 Bay St. Suite 602
                                                        Toronto, Ontario M5H 2S8
                                                             Phone: 416 216 8659
                                                               Fax: 416 216 1164

                  Auditors                              Monteith, Monteith & Co.
                                                              208 Ontario Street
                                                      Stratford, Ontario N5A 3H4

                 Attorneys                                             (Ontario)
                                                                      Eunice Kim
                                                         2384A Bloor Street West
                                                        Toronto, Ontario M6S 1P5

           Transfer Agents                       Pacific Corporate Trust Company
                                                                       Suite 830
                                                                 625 Howe Street
                                             Vancouver, British Columbia V6C 3B8

    Toronto Stock Exchange                                                   AXA

                  NASD OTC                                                 ETIFF
            Bulletin Board

           Share Structure                                100,000,000 Authorized
(as of September 30, 2001)                     36,215,853 Issued and Outstanding

                                                         www.eigertechnology.com

                              [LOGO] EIGER TECHNOLOGY, INC. | 2001 Annual Report