Form 20-F/A
period 2001-09-30
EIGER TECHNOLOGY INC
filed 2002-03-27
CIK 1040702

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2001

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

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report: 36,215,853 Commons Shares without par value.

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

                             Item 17 |_| Item 18 |X|

                                                           The Index to Exhibits
                                                             is found at Page 40

FORWARD LOOKING STATEMENTS

Forward-Looking Information is Subject to Risk and Uncertainty. This report contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. When used in this report, the words "estimate," "project," "intend," "expect," "anticipate" and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. Such risks and uncertainties include, but are not limited to, those identified under the subheading "Risk Factors" in Item 3 hereof.

                                    GLOSSARY

The following is a glossary of some terms that appear in the discussion of the business of the Company as contained in this Annual Report.

"ADSL" ADSL is a variation of DSL that operates by way of two-way or duplex bandwidth and is devoted to the downstream transmission of data.

"bandwidth"             The maximum speed at which data can be transmitted
                        between computers in a network.

"bus" A device for transmitting data to and from the different components of a PC.

"DSL" "Digital Subscriber Line" - a technology for bringing high- bandwidth information to homes and businesses over conventional copper telephone lines, permitting continuous transmission of motion video, audio and 3-D effects.

"electronic ballasts"   A component  that starts a fluorescent lamp.

"Ethernet"              A LAN, the different nodes of which are connected by
                        coaxial cable. This cable can be thin (which can connect two nodes up to a distance of about 1000 feet) or thick
                        (which can connect two nodes up to a distance of about
                        3300 feet). The Ethernet standard has a provision to transmit data at a rate of 10 megabits per second.

"kbps" "Kilobytes Per Second" - a measure of the rate at which a modem can transmit data. This is measured in bits per second (bps).

"LAN" "Local Area Network" is a group of PC's, computers and peripheral devices that are linked together where each device is located in close proximity to all the other devices. LANs typically consist of a number of PC's, shares printers, shared directories and files.

"PCMCIA" "Personal Computer Memory Card International Association" - a PCMCIA card as an expansion bus designed for laptop computers, which allows modems and other devices to be connected to the PC.

"PC"                    "Personal Computer".

"peripherals"           A peripheral is a device, which can be attached to a PC
                        and is controlled by its processor. Examples include printers and modems.

"VOIP" Voice Over Internet Protocol is a term used in the telecom world for a set of facilities for managing the delivery of voice information using the Internet. A major advantage of VOIP is that it avoids the tolls charged by ordinary telephone service.

"Soft Switch            Software based telecommunications equipment as apposed
Technology"             to dedicated analog circuit switched technology.

"Analog Voice"          The traditional telephone technology in which sound
                        waves are converted into electrical impulses of varying strength or amplitude.

"IP Packets"            A form of data transmission in which data is
                        broken into small binary packets that are transmitted independently and reassembled at the destination. This is in contrast with circuit-switching, traditionally used for voice telephony, in which the transmission occurs over a dedicated circuit.

"Advertising Based      Whereby a user listens to a 15 second advertisement
Calling"                prior to receiving a free long distance call.

"Technology Platform"   A chosen architecture for technology.

"Toll Quality"          The standard of quality on a traditional circuit
                        switched network.

"OEM"                   Original Equipment Manufacturer.

                                TABLE OF CONTENTS

                                                                            Page

                                     PART I

Item 1.  Identity of Directors, Senior Management and Advisors                 5
              Not Applicable
Item 2.  Offer Statistics and Expected Timetable -- Not Applicable             5
Item 3.  Key Information                                                       5
Item 4.  Information on the Company                                            9
Item 5.  Operating and Financial Review and Prospects                         19
Item 6.  Directors, Senior Management and Employees                           22
Item 7.  Major Shareholders and Related Party Transactions                    25
Item 8.  Financial Information                                                27
Item 9.  The Offer and Listing                                                28
Item 10. Additional Information                                               29
Item 11. Quantitative and Qualitative Disclosure about Market Risk
              Not Applicable                                                  37
Item 12. Description of Securities Other than Equity Securities
              Not Applicable                                                  37

                                     PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies
              Not Applicable                                                  38
Item 14. Material Modifications to the Rights of Security Holders and
         Use of Proceeds -- Not Applicable                                    38
Item 15. Reserved.                                                            38
Item 16. Reserved.                                                            38

                                    PART III

Item 17. Financial Statements -- Not Applicable                               39
Item 18. Financial Statements                                                 39
Item 19. Exhibits                                                             39

SIGNATURES

                                     PART I

Item 1. Identity of Directors, Senior Management and Advisers

      Not Applicable.

Item 2. Offer Statistics and Expected Timetable

      Not Applicable.

Item 3. Key Information

      A. Selected financial data.

The selected consolidated financial information set out below has been obtained from financial statements which reflect the Company's business operations. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. For reconciliation to US GAAP refer to Note 15 of the attached audited statements. The following table summarizes information pertaining to operations of the Company for the last five years ended September 30, 2001.

                              2001           2000           1999          1998         1997
-------------------------------------------------------------------------------------------------
Working Capital               12,815,000     23,404,000      4,765,000     1,169,000    1,228,000

Revenue                       30,070,000     57,068,000      8,433,000     4,796,000    3,734,000

Income (loss) from
Operation:                   (20,327,000)      (693,000)      (742,000)      508,000      138,000

Income (loss) from
Continuing operation:        (20,327,000)      (629,000)    (1,287,000)      508,000      138,000

Net Income (loss):           (20,327,000)      (693,000)      (742,000)      508,000      138,000

Earnings (loss) per Share:         (0.61)         (0.03)         (0.05)          .01          .01

Total Assets:                 30,721,000     57,145,000     17,018,000     9,221,000    5,385,000

Net Assets:                   21,127,000     38,348,000      8,337,000     3,064,000    2,556,000

Long Term debt:                1,014,000      1,488,000      1,111,000     1,477,000    1,326,000

Total Liabilities:            10,265,000     15,501,000      6,727,000     5,689,000    2,760,000

Share Capital:                42,001,000     38,895,000      8,191,000     2,176,000    2,176,000

Retained Earnings
(Deficit):                   (21,091,000)      (764,000)       (71,000)      671,000      163,000

Number of Shares:             36,215,853     33,945,858     20,457,429    13,815,001   13,815,001

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

--------------------------------------------------------------------------------
                                Fiscal Year Ended
                                  September 30
--------------------------------------------------------------------------------

                          2001        2000        1999        1998        1997

High                      0.6669      0.6903      0.6913      0.7300      0.7513

Low                       0.6330      0.6686      0.6362      0.6330      0.7145

Average                   0.6513      0.6793      0.6637      0.6840      0.7300

Period                    0.6330      0.6636      0.6813      0.6540      0.7234

On March 4, 2002 the exchange rate of Canadian dollars into United States dollars, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York City, was Cdn. $1.00 equals U.S. $0.6289.

The following table sets forth, for the most recent previous six months, the high and low rates of exchange of Canadian dollars into United States dollars. The latest practicable date for March was noon buying rate on March 20, 2002.

                             MAR      FEB      JAN      DEC      NOV      OCT
                             2002     2002     2002     2001     2001     2001

High                         0.6332   0.6295   0.6290   0.6396   0.6363   0.6416
Low                          0.6268   0.6206   0.6201   0.6254   0.6241   0.6287

B. Capitalization and indebtedness.

      Not Applicable.

C. Reasons for the offer and use of proceeds.

      Not Applicable.

D. Risk factors.

The Company's operations are subject to a variety of risks and uncertainties. The following factors are considered a list of known material risk factors associated with the Company's operations.

Foreign Operations

The Company derives 58% of its revenue from international sales outside of North America and 34% from the United States. International sales are subject to certain risks, including unexpected changes in legal and regulatory requirements and policy changes affecting the Company's markets; changes in tariffs, currency exchange rates and other barriers; political and economic instability; difficulties in accounts receivable collection; difficulties in managing distributors and representatives; difficulties in protecting the Company's intellectual property; and potentially adverse tax consequences. See also "Foreign Exchange Rate" below.

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

New Products and Technological Change

The market for the Company's products is characterized by rapidly changing technology, evolving industry standards and frequent new product introductions which may be comparable or superior to the Company's products. The Company's success will depend upon market acceptance of its existing products and its ability to enhance its existing products and to introduce new products and features to meet changing customer requirements. There can be no assurance that the Company will be successful in identifying, manufacturing and marketing new products or enhancing its existing products on a timely and cost-effective basis or that such new products will achieve market acceptance. In addition, there can be no assurance that products or technologies developed by others will not render the Company's products or technologies non-competitive or obsolete.

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

Dependence on Key Personnel and Skilled Employees

The success of the Company is dependent, in large part, on certain key personnel and on the ability to motivate, retain and attract highly skilled persons. The employment market for skilled technology employees is extremely tight. There can be no assurance that the Company will be able to attract and retain employees with the necessary technical and technological skills given the highly competitive state of the employment market for these individuals. The loss of such services or the failure by the Company to continue to attract and retain other key personnel may have a material adverse effect on the Company, including its ability to develop new products, grow earnings and accelerate revenue growth.

Risks of International Business

Currently two of the Company's production facilities are based in South Korea while the other facility is located in Canada. As well, the Company distributes, markets and sells its products in numerous foreign countries. Accordingly, the Company is subject to the risks associated with producing and selling in international markets. These risks include the imposition of tariff and non-tariff barriers to trade requirements for export licenses and local business regulation, including the imposition of taxes.

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

The Company entered the energy efficient lighting business in 1991. The Company's two main operating subsidiaries in this business are K-Tronik and ADH. ADH operates from the Company's 55,000 square foot manufacturing and engineering facility located in Stratford, Ontario. ADH manufactures and distributes transformer housings, switch housings and electronic data racks, as well as fluorescent light fixtures and reflectors.

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

Also, on September 15, 2000, the Company sold its 60% interest in Lexatec VR Systems, Inc.

During fiscal 1998, the Company consolidated two of its South Korean subsidiaries, Energy Products, Inc. (a manufacturer of electronic ballasts) and its South Korean energy saving products sales arm, which were eventually combined under the name "K-Tronik Asia, Inc."

The Company entered the computer peripheral business following a series of transactions in September 1999 which resulted in the Company owning a 64% interest in Eiger Labs Group, Inc. ("Eiger Labs") and its Eiger Labs' wholly owned manufacturing subsidiary, Eiger Net, Inc. ("Eiger Net"). Based in Newark, California (Silicon Valley), Eiger Labs distributes a wide variety of PC card and desktop peripherals including storage, multimedia, connectivity and communications products such as MP3 players and ADSL modems. Based in South Korea, Eiger Net is a manufacturer of fax modems, Ethernet and PCMCIA products and MP3 players for both the South Korean and United States markets. Eiger Net manufactures electronic communication products for a number of OEMs and PC companies as well as for Eiger Labs.

The Company caused its subsidiary Alexa (USA) Inc. to incorporate Eiger Labs as a 100% owned California subsidiary on August 18, 1999. On August 18, 2000 Eiger Labs acquired all of the assets of Eiger Labs, Inc. for consideration of US $500,000. Also on August 18, 1999, each of Seung Bae Lim, Yong Kook Kim, Tae Jin Lee and Rae Myung Cha (collectively, the "Eiger Net Vendors") subscribed for shares which, when issued, left the Company (through Alexa (USA) Inc.) holding 64% of Eiger Labs. The Company and the Eiger Net Vendors also entered into a shareholders' agreement with the Eiger Net Vendors providing, among other things, for the appointment of directors and officers, the nature of the business to be carried out by Eiger Labs, allocation of profits, dividends and distributions, and restrictions on sales of the parties' shares in Eiger Labs.

The acquisition of the Company's 64% interest in Eiger Net was effected through payment of a combination of cash and stock with a combined aggregate value of US $1,500,000. US $1,000,000 cash consideration was paid and 500,000 common shares of the Company were issued. The Company further agreed to issue common shares to the Eiger Net Vendors in equal amounts, with performance earn out consideration contingent upon achieving the criteria tabled below for the combined results of Eiger Labs and Eiger Net:

                                                                   COMMON SHARES
               COMBINED GROSS              COMBINED NET           OF THE COMPANY
YEAR                SALES                     INCOME               TO BE ISSUED
--------------------------------------------------------------------------------
1999           US $27 million             US $1.0 million            600,000

2000           US $70 million             US $2.5 million            750,000

2001           US $80 million             US $3.5 million            750,000

2002           US $90 million             US $4.0 million            900,000

2003           US $110 million            US $4.5 million          1,000,000

Under the formula in the agreements, if any of the above targets is not met in any of the above noted years, any gross sales or net income earned or achieved in that year is added to the targets of subsequent years. The common shares of the Company to be issued in respect of those targets are to be considered cumulative and can be achieved in any subsequent year in respect of the terms of the agreement.

600,000 common shares of the Company were issued on February 29, 2000 pursuant to this agreement. The Company's common shares were trading at $8.00 Cdn. on that date. No shares will be issued during 2002 for the fiscal 2001 year, and therefore may be issued during subsequent years provided combined gross sales and net income targets are achieved on a cumulative basis.

The Company moved its Eiger Net manufacturing facility to a 35,000 sq. ft. facility in Seoul, South Korea. This facility includes equipment capable of manufacturing high quality, technologically complex printed circuit board assemblies and electronic technical products. Eiger Net also received QS 9000 certification during the 2000 fiscal year. Eiger Labs and Eiger Net have experienced a significant decrease in sales and earnings as a result of the global recession and a downturn in the computer peripheral sector.

Eiger has acquired 100% of the shares of Onlinetel through a Share Exchange agreement under the provisions of Chapter 92a of the NGCL (Nevada General Corporate Law). Upon receipt of the share exchange documents, Eiger has issued 1,800,000 shares on a pro rata basis for 100% of the shares of Onlinetel.

As consideration for the acquisition of Onlinetel, Eiger will issue a maximum of 9,000,000 common shares which shall be comprised of 1,800,000 shares to the former shareholders of Onlinetel and up to an additional 7,200,000 shares pursuant to an earn out provision totalling 1,800,000 shares per year, over a period of four years, with extension provisions for an additional period of four years, based on Onlinetel's ability to meet the following operating benchmarks:

                     -----------------------------------------------------------
                     2002            2003            2004            2005
--------------------------------------------------------------------------------
Revenue              $19,083,488     $37,347,766     $50,849,180     $59,867,184
--------------------------------------------------------------------------------
Net
Income               $ 2,442,015     $ 6,212,532     $ 9,352,747     $13,848,741
--------------------------------------------------------------------------------

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

Recent Financings

2000 Special Warrant Financing

Pursuant to an underwriting agreement dated March 7, 2000 (the "Underwriting Agreement") between the Company and Dundee Securities Corporation, Canaccord Capital Corporation and BMO Nesbitt Burns Inc. (collectively, the "Underwriters"), the Company issued by way of private placement a total of 4,400,000 special warrants ("Special Warrants") at a purchase price of $5.00 per Special Warrant. Each Special Warrant entitles the holder to acquire 1.1 common shares in the capital of the Company without payment of additional consideration on or before 5:00pm (Toronto time) on the earlier of (a) the third business day after a final receipt for the Company's prospectus is issued by the last of the Securities Commissions of Ontario, British Columbia and Alberta, and (b) March 7, 2001 (the "Expiry Time"). The 1.1 common share conversion factor includes a 10% penalty regarding the Company not clearing a final prospectus within 120 days of March 7, 2000. The Company did not receive clearance of a final prospectus and as such the 10% penalty was included.

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

Other Recent Developments

Eiger takes K-Tronik Public

Eiger Technology announced on December 6, 2001 it signed an agreement to take its subsidiary, K-Tronik International Corp. public in the first quarter of 2002 by way of a reverse acquisition with LMC Capital Corp., a US reporting issuer. Eiger Technology owns 53% of K-Tronik through its US subsidiary ETIFF Holdings, Inc.

K-Tronik's strategy moving forward is to increase market share through acquiring ESCO's (General Contractors that specialize in conducting energy efficiency audits of multiple tenant commercial buildings and retrofitting them with high efficiency lighting ballasts) and various other component manufacturers that supply the Electronic Ballast Industry. Integrating both the manufacturing and distribution of ballasts will increase gross margin substantially and will create operating efficiencies overall.

Eiger is to receive 7,571,428 shares of LMC for its 53% stake in K-Tronik. Eiger will also receive 7,071,000 shares at an average price of US $0.58 per share in part because of its agreement to convert debt owed to it by K-Tronik totaling US $4,071,000. The total consideration that Eiger is to receive in the transaction is 14,642,428 shares, which represents 64% of the shares of LMC. Mr. Robert Kim, President and founder of K-Tronik will receive a total of 6,714,286 shares of K-Tronik for his 47% stake in the company.

Eiger takes ADH Public

Eiger Technology, Inc. announced on December 20, 2001 it signed an agreement to take its subsidiary ADH Custom Metal Fabricators Inc., public, by way of a reverse acquisition with Newlook Capital Corp., a CDNX listed company (Ticker Symbol - NLK). Eiger Technology currently owns 100% of ADH through its subsidiary Vision Unlimited Equipment Inc.

The announcement is in keeping with Eiger's strategy to monetize its technology holdings by way of outright sale or public offering. This strategy will raise additional working capital for Eiger without further dilution to shareholders and provide management a more defined focus on its technology assets.

The terms of the transaction are as follows:

In exchange for the issuance to it of 4,800,000 common shares of Newlook at a deemed price of $0.50 per common share (for a total purchase price of $2,400,000), Eiger agrees to sell to Newlook all of the issued and outstanding shares of Vision Unlimited Equipment Inc. (the "Vision Shares") and through the sale of the Vision Shares, all of the issued and outstanding shares of Vision's subsidiary, ADH Custom Metal Fabricators Inc.

The resignation of the previous board of directors and officers of Newlook and the subsequent appointment of Mr. Gerry Racicot, Mr. Keith Attoe and Mr. John Ramsbottom to the board of directors of Newlook took place in accordance with the Vision/ADH agreement These persons were also appointed as the officers of Newlook.

ADH has recently hired Mr. John Ramsbottom as President. Mr. Ramsbottom brings 23 years of management, manufacturing and engineering strength from Westinghouse, Emerson Electric and most recently Taylor Pipe Supports. He has held the titles of Facilities and Development Manager, Engineering Manager, and Director of Manufacturing and Engineering.

Closing of the Vision/ADH Agreement is conditional as follows:

The purchase by Eiger Technology, Inc. of 880,000 of the now outstanding 1,000,000 escrow shares for $88,000;

The consolidation of the existing 1,000,000 common shares and the 1,000,000 escrowed common shares of Newlook on a 1 for 2 basis; and

Newlook's regulatory bodies and minority shareholder approval of the transaction.

A finder's fee of 240,000 post-consolidated common shares is payable by Newlook in connection with the transaction.

      B. Business overview.

The Company has four principal subsidiaries, namely, Onlinetel Corp., K-Tronik International Corporation, Eiger Net Inc. and ADH Custom Metal Fabricators, Inc.

ONLINETEL CORP.

Onlinetel Corp. is a next generation telecommunications software and services company, which uses soft-switch technology to deliver Voice over Internet Protocol (VoIP) communication services to individuals, businesses and carriers. Utilizing soft switch technology, Onlinetel converts analog voice conversation to digital I.P. packets and routes voice calls, phone-to-phone, over the Internet from any wireless or landline connection. VoIP and the integration of voice and data networks is a competitive threat to providers of traditional telecom services because of the substantial increase in communication cost efficiencies of both running voice and data over a single integrated infrastructure and the ability to bypass per minute usage rates.

Using its Intelliswitch application, Onlinetel pioneered and developed a new media for advertisers, enabling individuals and businesses to benefit from free long distance calling in exchange for listening to a 15 second paid advertisement, and enabling sponsors to benefit from one-to-one advertisements to callers. The first commercial application of this advertisement based calling network was launched in the Greater Toronto Area (GTA) 905 area code. In 2001, Onlinetel experienced dramatic growth in advertising revenue as its user base in the GTA 905 area code grew to over 200,000 households, or just under 20% of the market. Additionally, Onlinetel is currently processing over 15 million minutes of traffic per month in this market.

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

K-TRONIK INTERNATIONAL CORPORATION

K-Tronik is a North American manufacturer of energy efficient electronic ballasts for fluorescent lighting. K-Tronik supplies ballasts worldwide to OEMs such as Lightolier, Fontana, Edison, Visioneering, Peerless and others. With a broad product line, low cost production and one of the lowest product defect rates in the industry (less than 0.04%), K-Tronik has developed a solid reputation in the rapidly growing energy technology industry.

K-Tronik had sales of CDN$10,107,000 in 2001, and has experienced 119% annual revenue growth over the past two years. This rapid growth is due in part to the United States Department of Energy's mandate that all fluorescent lamp ballasts produced after April 1, 2005 be energy efficient electronic ballasts, as opposed to less efficient electromagnetic ballasts. Currently, electronic ballasts represent 40% of the annual US $1 Billion North American ballast market. The strong brand recognition and market share built by K-Tronik over the past three years has also contributed significantly to its growth and has positioned it for sales momentum in the future.

Based on this growth, Eiger announced its plans to take K-Tronik public in the first quarter of 2002 by way of a reverse acquisition with LMC Capital Corp., a US reporting issuer. Eiger will own 51.25% of K-Tronik upon its public listing.

The decision to take K- Tronik public was also based on maximizing Eiger's return on shareholder equity that is currently not reflected in Eiger's share price. For example, utilizing a conservative price to sales ratio of two times, based on historical numbers, K-Tronik as a stand-alone public company represents value of CDN $0.48 per Eiger share. The public listing of K-Tronik will potentially enable Eiger to realize this value and raise working capital without dilution to Shareholders through the sale of its K-Tronik shares to the public.

EIGER NET INC.

Eiger Net is involved in the R&D, engineering and manufacturing of multimedia and data communication cards such as 56K and DSL modem cards, Home PNA cards, LAN cards, MP3 modules and other Internet access devices for OEM consumer electronics companies worldwide.

In 2000 Eiger Net invested in new manufacturing capacity and obtained a QS 9000 certification in order to able to compete for large volume OEM consumer electronics contracts. As a result of those initiatives, Eiger experienced dramatic revenue growth in 2000 and was cash flow positive.

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

ADH Custom Metal Fabricators Inc.

ADH Custom Metal Fabricators is a fully integrated custom sheet metal manufacturer that specializes in low volume custom enclosures and cabinets. Products are custom engineered using the latest CAD technology and CNC manufacturing equipment. Products are all built to NEMA specifications and can range in size from a mailbox to a small house. In addition to its focus on enclosures and cabinetry, ADH contract manufactures for nationwide distribution of data and relay racks, custom control enclosures, fluorescent light fixtures and store display fixtures. ADH fabricates using a wide variety of metals and finishes including mild steels, aluminum, and stainless steel. ADH is located in Stratford, Ontario, in a 55,000 square foot manufacturing facility on 35 acres of land that is wholly owned by Eiger.

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

Description of Principal Products

The Onlinetel subsidiary serves the retail and business market segments of the long distance industry in Ontario with the rest of Canada being expanded into within the next year. Currently, Onlinetel offers fee based long distance service, advertising based long distance service, and ISP services.

The K-Tronik subsidiary serves the retro fit and new building electronic fluorescent light ballast market in the USA, Canada, South America and Korea. The K-Tronik energy efficient electronic ballast is manufactured in its factory in Seoul, Korea with research and development facilities in both Seoul and New Jersey.

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

The ADH subsidiary serves the custom metal fabrication market in Southwestern Ontario. ADH's principal products include data and relay racks, custom control enclosures, fluorescent light fixtures and store display fixtures.

Sales and Revenue Analysis

Sales                                Fiscal 2001     Fiscal 2000     Fiscal 1999
--------------------------------------------------------------------------------

Computer Peripherals                 $17,428,000     $47,513,000     $2,467,000

Electronic Ballasts                  $10,107,000     $ 6,718,000     $2,950,000

Fabricated Products                  $ 2,301,000     $ 2,839,000     $2,933,000

VoIP Communication Services          $   234,000             Nil            Nil

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

Marketing and Distribution Channels

The Company's Onlinetel subsidiary markets its fee based long distance service through offering the initial service free and allowing word of mouth to increase the subscription base. When a critical mass is accomplished, the service is turned over to a fee based service with a 15% retention rate. The advertising based long distance service is marketed by an internal sales staff that market Onlinetel services directly to advertising agencies and large advertisers.

The K-Tronik subsidiary has an extensive distribution network that includes a head office sales force coupled with regional sales representatives. This has allowed K-Tronik to sell to a broad base of customers in the construction and retrofit sector of the U.S.A.

Key to the Eiger Net's distribution network is its ability to market its product line effectively to major OEM's in Korea such as Samsung and LG.

ADH's distribution is performed by an internal sales force directly to manufacturers in Southwestern Ontario.

      C. Organizational structure.

The following is a list of each material subsidiary of the Company and the jurisdiction of incorporation and the direct or indirect percentage ownership by the Company of each subsidiary:

                                                           Percentage of Voting
                                         Jurisdiction of   Securities Owned of
Name of Subsidiary                        Organization          Controlled
--------------------------------------------------------------------------------
Onlinetel Corp.                              Ontario               100%

Eiger Net, Inc. ("Eiger Net")(1)           South Korea              58%

K-Tronik International Corp.                 Nevada                 53%
("K-Tronik")

ADH Custom Metal Fabricators Inc.            Ontario               100%
"ADH")

Eiger Labs Group, Inc. ("Eiger Labs")      California               64%
--------------------------------------------------------------------------------

(1)   Formerly Point Multimedia Systems Inc. - name changed February 20, 2000.

The following is an organizational chart showing the Company's material subsidiaries:

                                         ----------------------
                                         Eiger Technology, Inc.
                                         ----------------------
                                                 |
                                                 |
                                                 |
       -----------------------------------------------------------------------------------
       |                           |                            |                        |
       |                           |                            |                        |
       |      100%                 |       58%                  |                        |     100%
------------------       ----------------------        -------------------       -----------------
  Onlinetel Corp.           Eiger Net, Inc.                 K-Tronik              ADH Custom Metal
(an Ontario corp.)       (a South Korean corp.)        International Corp.       Fabricators, Inc.
                                                        (a Nevada corp.)         (an Ontario corp.)
------------------       ----------------------        -------------------       -----------------

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

The land and property are subject to a first mortgage of $1,213,000, with a balance of $745,000 at September 30, 2001.

The factory is a light gauge fabrication facility that produces energy efficient fluorescent lighting fixtures and reflectors, electronic data racks and oversize custom enclosures for the electrical industry.

The Company recently moved its Eiger Net manufacturing facility to a 35,000 sq. ft. facility in Seoul, South Korea. This facility includes equipment capable of manufacturing high quality, technologically complex printed circuit board assemblies and electronic technical products. A second facility of approximately the same size is also located in Seoul for the manufacturing of electronic ballasts. Both facilities are leased.

Item 5. Operating and Financial Review and Prospects

      A. Operating results.

The Company generated sales of $30.1 million in fiscal 2001 compared to 57.1 million in fiscal 2000, the decrease mainly due to a reduction in Eiger Net Inc.'s sales of $30.1 million reflecting a weakness in the global economy particularly in the computer peripheral sector. During the fiscal 2001 year, the Company wrote off goodwill, investments, development and other costs amounting to $16,366,000 and acquired a 100% interest in Onlinetel, Inc., a Kitchener/Waterloo based Voice over Internet Protocol (VoIP) long distance and ISP services company. Revenue from ongoing operations were as follows:

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
                                   ======            ======            =======

Management of the Company have written off $ 16,366,000 of goodwill, investments, long term loans receivable, impairment in value of inventory and deferred product development costs during fiscal 2001 reflecting the downturn in the worldwide computer peripheral business and global economic recession.

Management is of the opinion that the economic recession will continue for the remainder of 2002. Management also believes that cost savings businesses such as energy saving electronic ballasts (K-Tronik) and VoIP (Onlinetel) should benefit from a cost conscious marketplace.

K-Tronik sales increased due to a broadening of product offerings and continued increase in brand recognition. ADH sales decreased due to the reduction in outsourcing needed by its primary customers in Southwestern Ontario. The percent decrease in gross margin at K-Tronik from 33% to 22% reflects K-Tronik continuing to add lower margin volume business to previous niche markets of specialty electronic ballasts.

The decrease in sales by Eiger Labs and Eiger Net subsidiaries reflect the downturn in the overall computer peripheral OEM manufacturing sector. Expenses increased approximately 30% during the year ended September 30, 2001 to $9,947,000 from $7,076,000 for the year ended September 30, 2000. Operations and administrative expenses increased by approximately 63% (2001: $ 7,769,000; 2000:
$ 5,514,000). These operations and administrative expenses consisted principally of salaries and benefits and the operating costs of the Company's Eiger Labs and Eiger Net and K-Tronik Group sales, R&D Design Engineering and Manufacturing facility, as well as, strengthening infrastructure at head office to ensure compliance with regulatory and governance matters.

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

      B. Liquidity and capital resources.

At September 30, 2001, the Company's cash position has decreased to $5,993,000 from $13,814,000 at the end of September 30, 2000 and its working capital decreased by $10,589,000 to $12,815,000 at September 30, 2001, $ 6,580,000
principally as a result of investment commitments funded during the year. The Company increased its share capital from $38,895,000 at September 30, 2000 to $42,001,000 at September 30, 2001, through the issuance of 2,269,995 shares at an average price of $ 1.37.

The decrease in the Company's accounts receivable to $ 8,759,000 at September 30, 2001 from $12,039,000 at September 30, 2000 is due to the decrease in the volume of business at Eiger Net, off set partially by an increase in business at K-Tronik.

Inventory decreased to $6,545,000 September 30, 2001 from $10,878,000 as a result in the decrease in the volume of business at Eiger Net offset by K-Tronik.

The Company does not foresee any demands, commitments, events or uncertainties that will result in a significant change in its liquidity in the near term.

The Company does not have any material commitments for capital expenditures as of the end of the last fiscal period or at any subsequent interim period except for capital funding of Onlinetel, Corp amounting to $1,500,000 over the next eighteen months.

The Company does not foresee any material change in the mix between equity, debt or off balance sheet financing arrangements. The Company expects to arrange financing prior to any future acquisitions.

      C. Research and development, patents and licenses, etc.

Research and development expenses were $20,000 ($987,000: 2000; $725,000: 1999)
for the year ended September 30, 2001 as a result of a cost cutting program in place until the economy improves.

Research and development is important to the Company's success and the ability of the Company to maintain a competitive advantage over its competitors.

The Company employs trained professionals to perform its research and development work, most of whom have work experience in the field of computer technology and product development for established corporations such as Samsung and Garnet Systems. Approximately 8% of the Company's 162 employees are engaged in research and development activities.

Management believes that the Company has a competitive advantage over many of its competitors in terms of product development and market rollout as it currently conducts all of its own research and development, which management believes many of its competitors do not. This enables management to monitor both the timely development of products with a view to current technology and market demand as well as controlling the cost-effectiveness of research and development activities, thereby reducing overhead costs and the risk of timing delays that could lead to introduction of obsolete products into the rapidly changing marketplace in which the Company operates.

      D. Trend information.

The Company is currently affected by several industry trends. One trend is that of the expansion of Voice over Internet Protocol (VoIP) usage in North America. VoIP is expected to be one of the highest growth markets over the next few years. For example, revenue from VoIP services is expected to be $32 Billion in 2005, up from $1.8 Billion in 2000 according to iLocus. Frost & Sullivan also commented that the compounded annual growth rate of VoIP services from 1999-2006 will be 182%. The impetus for this growth is the competitive threat that VoIP poses to providers of traditional telecom services.

Essentially, VoIP substantially increases communication cost efficiencies by running voice and data over a single integrated infrastructure and bypassing traditional per minute telco usage rates.

Through its wholly owned subsidiary, Onlinetel Corp., Eiger is positioned to dominate the Canadian VoIP services market. Through its advertising based calling network, Onlinetel currently has a user base of over 250,000 households in the Greater Toronto Area (GTA) 905 area code and processes over 15 million minutes of traffic per month in this market. In 2002, Onlinetel anticipates launching additional advertising based calling networks nationally in order to significantly expand its user base and introducing several potentially lucrative VoIP products to its growing user base: lowest cost 10-10 based international calling, residential and corporate flat rate subscription plans for unlimited calling between major centers nationally, flat rate unlimited internet access services, and customized prepaid phone card plans.

The second less significant trend is that of cyclical oversupply in the PC industry which affects Eiger's core operating revenue. Currently, the majority of Eiger's revenue is derived from the OEM manufacture of conventional modem and modem related computer products such as 56K modems and modem/LAN cards. The current cyclical trend of oversupply in the PC industry, coupled with reduced consumer spending and overall economic activity, has the effect of a reduction in orders for components. This trend began in the first fiscal quarter of 2000 and, although this oversupply of inventory has been worked down somewhat by major computer companies, it is likely to persist for at least the next two quarters, resulting in a reduction of orders for Eiger's manufacturing facility in Korea.

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

      B. Compensation.

For the year ended September 30, 2001 Gerry Racicot was compensated $213,000 for his role as President of the Company. For the same period Keith Attoe received $153,000 for his role as C.F.O. of the Company.

A total of 25 persons served as members of the administrative, supervisory or management bodies of the subsidiaries of the Company during fiscal 2001. The aggregate remuneration paid to such persons was approximately $2.4 million.

      The following it a list of stock options granted during the last full financial year to members of the Company's executive.

Name                               Quantity     Exercise price    Expiry
--------------------------------------------------------------------------------

Gerry Racicot                      375,000      $.75              April 20, 2006
Keith Attoe                        375,000      $.75              April 20, 2006
Sidney Harkema                      75,000      $.75              April 20, 2006
Rob Hoegler                         75,000      $.75              April 20, 2006

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

      C. Board practices.

The directors of the Company are elected annually and hold office until the next annual general meeting of the Company's shareholders or until their successors in office are duly elected or appointed. All of the Company's directors were elected at the Company's most recent annual general meeting, which took place on April 12, 2001. Under the Company Act (Ontario) the Company is required to hold an annual general meeting no more than 15 months after its most recent annual general meeting.

There are no service contracts with the Company or any of it subsidiaries for the directors providing benefits upon termination of their service.

The Company does not have an executive committee. The audit committee is comprised of Keith Attoe, Sidney Harkema and Robert Hoegler. The committee operates within the guidelines of the Toronto Stock Exchange.

      D. Employees.

The Company and its subsidiaries employ approximately 162 employees worldwide. The following is a breakdown of persons employed by main category of activity and geographic location for the last full financial year:

                           Administrative/     Sales/
Location                   Clerical            Marketing     Manufacturing   R&D
--------------------------------------------------------------------------------

Canada                     12                   8            27
United States               3                   4             2
Korea                      10                  14            69              13

The most significant change in the number of employees was the result of the addition of Onlinetel. The acquisition added 20 people mostly concentrated in the areas of sales, clerical and technical.

The Company and its subsidiaries have no involvement with labour unions. The Company and its subsidiaries do not employ a significant number of temporary employees.

      E. Share ownership.

                                                                          Number of Voting Shares
                                                                           Beneficially Owned or        Number of
                                                                           Controlled Directly or       Options to
Name and Address                 Occupation             Director Since           Indirectly           Purchase Held
-------------------------------------------------------------------------------------------------------------------
Gerry A. Racicot        President, Chief Executive        August 21,             1,556,530               925,000
Norwich, ON             Officer and Director                 1992

Keith Attoe             Chief Financial Officer and      February 23,                3,200               625,000
Toronto, ON             Director of the Company              1996

Sidney S. Harkema       Director of the Company;          August 21,             1,509,100               125,000
Orillia, ON             retired                              1992

Robert Hoegler          Director of the Company;         February 23,                  Nil               125,000
Richmond, BC            director of MCA Equities Ltd.,       1996
                        (a private management
                        company)
-------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------
                                            Number of Shares
                                          Beneficially Owned or    Percentage of Total
                                         Controlled Directly or           Shares
Name                                           Indirectly               Issued(1)
--------------------------------------------------------------------------------------
Directors and Officers as a Group               3,068,830                  8.5%
--------------------------------------------------------------------------------------

(1) Based on a total of 36,215,853 Common shares issued and outstanding as at February 28, 2002.

At the discretion of the Board, the stock option plan may be exercised in consideration of services rendered and to be rendered by key personnel and consultants to the Company, its subsidiaries and affiliates.

Item 7. Major Shareholders and Related Party Transactions

      A. Major shareholders.

To the Company's knowledge no person holds five percent or more of the Company's common shares. There has been no significant change in percentage ownership held by any major shareholder.

All common shareholders have identical voting rights.

There is no trading market for the common shares in the United States. The following table indicates the approximate number of record holders of common shares with U.S. addresses and portion and percentage of common shares so held in the U.S. The calculation is based on the total issued and outstanding as stated in item 6.E.

                                               % of Common
Number of U.S.    Number of Common             shares held in
Holders           shares held in the U.S.      the U.S.
================================================================================
    44                  2,671,296                  7.37%

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

To the Company's knowledge, the Company is not directly or indirectly owned or controlled by any other corporation(s) or by any foreign government.

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

Export Sales

Total Sales Volume         Export Sales         Export Sales as % of Total Sales
--------------------------------------------------------------------------------
$30,070,000                $27,535,000                        91.57%

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

Item 9. The Offer and Listing.

      A. Offer and listing details.

Information regarding the price history of the stock.

Calendar Period                     High (Cdn$)       Low (Cdn$)         Volume

Month Ended

February, 2002                       0.46             0.38               845,700
January, 2002                        0.56             0.42             1,776,900
December, 2001                       0.63             0.43             3,260,400
November, 2001                       0.60             0.40             1,752,500
October, 2001                        0.49             0.38             1,274,400

Quarter Ended

September 30, 2001                   0.80             0.40             3,190,200
June 30, 2001                        1.05             0.39             4,339,300
March 31, 2001                       0.63             0.38             4,223,000
December 31, 2000                    3.70             2.05             4,081,600
September 30, 2000                   5.00             2.65             4,779,800
June 30, 2000                        7.40             2.85             6,224,000
March 31, 2000                      10.30             3.00            17,147,400
December 31, 1999                    4.25             0.90             9,030,700

Year Ended

September 30, 1999                   1.73             0.22            10,682,000
September 30, 1998                   0.95             0.25             1,506,157
September 30, 1997                   0.90             0.40             1,318,300

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

The purpose of the Company is to perform any and all corporate activities permissible under Ontario law. A director may vote in respect of any contract or arrangement in which such director has an interest notwithstanding such director's interest and an interested director will not be liable to the Company for any profit realized through any such contract or arrangement by reason of such director holding the office of director. The remuneration of the directors shall from time to time be determined by the Company by ordinary resolution. Directors of the Company are not required to own shares of the Company in order to serve as directors.

The share capital of the Company is an unlimited number of authorized common shares and 36,215,853 common shares outstanding as at the fiscal year end September 30, 2001 and is unchanged as of March 28, 2002.

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

There are no provisions in the Articles of Incorporation that would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

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

The Investment Canada Act (the "ICA"), enacted on June 20, 1985, requires prior notification to the Government of Canada on the "acquisition of control" of Canadian businesses by a non-Canadian, as defined by the ICA. Certain acquisitions of control, discussed below, are reviewed by the Government of Canada. The term "acquisition of control" is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business. The acquisition of the majority of the outstanding shares is deemed to be an "acquisition of control" of a corporation. The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an "acquisition of control" of a corporation unless it can be established that the purchaser will not control the corporation.

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

The special review thresholds for WTO investors do not apply, and general rules described above do not apply, to the acquisition of control of certain types of businesses specified in the ICA, including business that is a "cultural business". If the WTO investor rules apply, an investment in the shares of the Company by whom or from a WTO investor will be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount (the "WTO Review Threshold"). The WTO Review Threshold is adjusted annually by using a formula relating to increases in the nominal gross domestic product of Canada. The 1996 WTO Review Threshold is Cdn. $168,000,000.

If any non-Canadian, whether or not a WTO investor, acquires control of the Company by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment. A non-Canadian, or a non-WTO investor, is required to provide a notice to the government on the establishment of a new Canadian business. If the business of the Company is then a prescribed type of business activity related to Canada's cultural heritage or national identity, and if the Canadian government considers it in the public interest to do so, then the Canadian government may give a notice in writing within 21 days requiring the investment to be reviewed.

For non-Canadian (other than WTO investors), and indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Company, is reviewable if the value of the assets of the Company is then Cdn.

$50,000,000 or more. If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor. Special rules specified in the ICA apply if the assets of the Company is more than 50% of the value of the assets of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the Company, and the value of the assets of the company and all other entities carrying on business in Canada, calculated in the manner provided by the ICA and the regulations under the ICA, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transaction of which the acquisition of control of the Company forms a part, then the threshold for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of Cdn. $168,000,000 (1996) for a WTO investor or a threshold of CDN. $5,000,000 for non-Canadian other than a WTO investor. If the value exceeds that level the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares by the Company.

If an investment is renewable, an application for review in the form prescribed by the regulations is normally required to be filed with the director appointed under the ICA (the "Director") and the investment may not be consummated until the review has been completed. There are, however, certain exceptions. Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review. In addition, the Minister (a person designated as such under the ICA) may permit an investment to be consummated prior to completion of the review, if he is satisfied that the delay would cause undue hardship to the acquirer or jeopardize the operations of the Canadian business that is being acquired. The Director will submit the application to the Minister, together with many other information or written undertakings given by the acquirer and any representation submitted to the Director by a province that is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant. Some of the factors to be considered are:

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

Where the Minister has advised the acquirer that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquirer has the right to make representations and submit undertakings within 30 days of the date of notice (or any period that is agreed upon between the acquirer and the Minister). On the expiration of the 30 day period (or the agreed-upon extension), the Minister must quickly notify the acquirer that he is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the acquirer my not proceed with the investment or, if the investment has already been consummated, must divest itself of control of the Canadian business.

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

      E. Taxation.

Canadian Federal Income Taxation

The following discussion summarizes the principal Canadian federal income tax considerations generally applicable to a person who owns one or more common shares of the Company (the "Shareholder"), and who at all material times for the purposes of the Income Tax Act (Canada) (the "Canadian Act") deals at arm's length with the Company, holds all common shares solely as capital property, is a non-resident of Canada, and does not, and is not deemed to, use or hold any Common share in or in the course of carrying on business in Canada. It is assumed that the common shares will at all material times be listed on a stock exchange that is prescribed for the purposes of the Canadian Act.

This summary is based on the current provisions of the Canadian Act, including the regulations thereunder, and the Canada-United States Income Tax Convention
(1980) (the "Treaty") as amended. This summary takes into account all specific proposals to amend the Canadian Act and the regulations thereunder publicly announced by the government of Canada to the date hereof and the Company's understanding of the current published administrative and assessing practices of Canada Customs and Revenue Agency. It is assumed that all such amendments will be enacted substantially as currently proposed, and that there will be no other material change to any such law or practice, although no assurances can be given in these respects. Except to the extent otherwise expressly set out herein, this summary does not take into account any provincial, territorial or foreign income tax law or treaty.

This summary is not, and is not to be construed as, tax advice to any particular Shareholder. Each prospective and current Shareholder is urged to obtain independent advice as to the Canadian income tax consequences of an investment in common shares applicable to the Shareholder's particular circumstances.

A Shareholder generally will not be subject to tax pursuant to the Canadian Act on any capital gain realized by the Shareholder on a disposition of a Common share unless the Common share constitutes "taxable Canadian property" to the Shareholder for purposes of the Canadian Act and the Shareholder is not eligible for relief pursuant to an applicable bilateral tax treaty. A Common share that is disposed of by a Shareholder will not constitute taxable Canadian property of the Shareholder provided that the Common share is listed on a stock exchange that is prescribed for the purposes of the Canadian Act (the Toronto Stock Exchange is so prescribed), and that neither the Shareholder, nor one or more persons with whom the Shareholder did not deal at arm's length, alone or together at any time in the five years immediately preceding the disposition owned, or owned any right to acquire, 25% or more of the issued shares of any class of the capital stock of the Company. In addition, the Treaty generally will exempt a Shareholder who is a resident of the United States for the purposes of the Treaty, and who would otherwise be liable to pay Canadian income tax in respect of any capital gain realized by the Shareholder on the disposition of a Common share, from such liability provided that the value of the Common share is not derived principally from real property (including resource property) situated in Canada or that the Shareholder does not have, and has not had within the 12-month period preceding the disposition, a "permanent establishment" or "fixed base," as those terms are defined for the purposes of the Treaty, available to the Shareholder in Canada. The Treaty may not be available to a non-resident Shareholder that is a U.S. LLC which is not subject to tax in the U.S.

Any dividend on a Common share, including a stock dividend, paid or credited, or deemed to be paid or credited, by the Company to a Shareholder will be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, or such lesser rate as may be available under an applicable income tax treaty. Pursuant to the Treaty, the rate of withholding tax applicable to a dividend paid on a Common share to a Shareholder who is a resident of the United States for the purposes of the Treaty will be reduced to 5% if the beneficial owner of the dividend is a company that owns at least 10% of the voting stock of the Company, and in any other case will be reduced to 15%, of the gross amount of the dividend. It is Canada Customs and Revenue Agency`s position that the Treaty reductions are not available to a Shareholder that is a "limited liability company" resident in the United States. The Company will be required to withhold any such tax from the dividend, and remit the tax directly to Canada Customs and Revenue Agency for the account of the Shareholder.

Certain United States Federal Income Tax Consequences

The following is a general discussion of the material United States Federal income tax law for U.S. holders that hold such common shares as a capital asset, as defined under United States Federal income tax law and is limited to discussion of U.S. Holders that own less than 10% of the common stock. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any future legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Company should consult their own tax advisors about the Federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a "U.S. Holder" is a holder of common shares of the Company who or which is a citizen or individual resident (or is treated as a citizen or individual resident) of the United States for federal income tax purposes, a corporation or partnership created or organized (or treated as created or organized for federal income tax purposes) in the United States, including only the States and District of Columbia, or under the law of the United States or any State or Territory or any political subdivision thereof, or a trust or estate the income of which is includable in its gross income for federal income tax purposes without regard to its source, if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States trustees have the authority to control all substantial decisions of the trust.

For purposes of this discussion, a U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers and Holders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on common shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its world-wide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income" and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of common shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder's tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder. Any capital gain will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

      Dividends and paying agents.

            Not Applicable.

      G. Statement by experts.

            Not Applicable.

      H. Documents on display.

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

Item 17. Financial Statements.

            Not Applicable.

Item 18. Financial Statements.

The following financial statements are attached to and form part of this Annual
Report:

Audit Report

Audited Consolidated Financial Statements of the Company for the years ended September 30, 2001, September 30, 2000 and September 30, 1999.

Item 19. Exhibits.

Exhibit Number

1.1   Certificate of Incorporation dated September 8, 1986                     *
1.2   Certificate of Name Change dated November 26, 1999                       *
1.3   Articles (Bylaws) of the Corporation                                     *
1.4   Company Stock Option Plan                                                *
4.a.1 Plan of Exchange dated as of August 3, 2001 between Onlinetel and Eiger
      Technology, Inc.
4.a.2 Share Purchase Agreement dated as of November 8, 2001 among ETIFF Holdings
      Inc., K-Tronik International Corp., and LMC Capital Corp.
4.a.3 Share Purchase Agreement dated as of December 19, 2001 among Vision
      Unlimited Equipment Inc., ADH Custom Metal Fabricators Inc., and Newlook Capital Corp.

*     Adopted by reference, as previously filed with the Commission.

                                   SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Eiger Technology, Inc.


/s/ GERRY RACICOT
--------------------------------

Gerry Racicot
President and C.E.O.

March 26, 2002

                                  EXHIBIT INDEX

Exhibit
Number                                  Description
-------                                 -----------

4.a.1 Plan of Exchange dated as of August 3, 2001 between Onlinetel and Eiger Technology, Inc.

4.a.2 Share Purchase Agreement dated as of November 8, 2001 among ETIFF Holdings Inc., K-Tronik International Corp., and LMC Capital Corp.

4.a.3 Share Purchase Agreement dated as of December 19, 2001 among Vision Unlimited Equipment Inc., ADH Custom Metal Fabricators Inc., and Newlook Capital Corp.

                             EIGER TECHNOLOGY, INC.

                       CONSOLIDATED FINANCIAL STATEMENTS

                       September 30, 2001, 2000 and 1999

                    [LETTERHEAD OF MONTEITH, MONTEITH & CO.]

                             EIGER TECHNOLOGY, INC.
                                     INDEX
                       September 30, 2001, 2000 and 1999

Auditor's Report

Consolidated Financial Statements

            Balance Sheets

            Statements of Operations and Retained Earnings

            Statements of Cash Flows

Notes to the Consolidated Financial Statements

                    [LETTERHEAD OF MONTEITH, MONTEITH & CO.]

                                AUDITOR'S REPORT

To the Shareholders of Eiger Technology, Inc.:

      We have audited the consolidated balance sheets of Eiger Technology, Inc. as at September 30, 2001, 2000 and 1999 and the consolidated statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements present fairly, in all material respects, the financial position of Eiger Technology, Inc. as at September 30, 2001, 2000 and 1999 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in Canada.


                                        Monteith, Monteith & Co.


                                          CHARTERED ACCOUNTANTS.

Stratford, Ontario,
January 26, 2002.

                             EIGER TECHNOLOGY, INC.
                           CONSOLIDATED BALANCE SHEETS
                               as at September 30

                                                ASSETS

                                                     2001             2000             1999
                                                     ----             ----             ----
                                                       $                $                $
Current:
  Cash                                             1,847,000        2,031,000        1,173,000
  Cash Held in Escrow                                     --        4,978,000               --
  Short-term Investments (Note 4)                  4,146,000        6,805,000               --
  Accounts Receivable (Note 5)                     8,759,000       12,039,000        5,227,000
  Inventory                                        6,545,000       10,878,000        3,733,000
  Prepaid Expenses                                   769,000          686,000          248,000
                                                 -----------       ----------       ----------

                                                  22,066,000       37,417,000       10,381,000

Long-term Investments (Note 4)                       404,000        4,337,000          360,000
Capital (Note 6)                                   4,541,000        4,998,000        2,056,000
Goodwill                                           2,488,000        7,640,000        2,180,000
Other (Note 7)                                     1,222,000        2,753,000        2,041,000
                                                 -----------       ----------       ----------

                                                  30,721,000       57,145,000       17,018,000
                                                 ===========       ==========       ==========

                                     LIABILITIES and SHAREHOLDERS' EQUITY

Current:
  Bank Indebtedness (Note 8)                       3,515,000        2,670,000        1,760,000
  Accounts Payable and Accrued Liabilities         5,616,000       11,184,000        3,519,000
  Income Taxes Payable                                    --           39,000          237,000
  Current Portion of Long-term Debt (Note 9)         120,000          120,000          100,000
                                                 -----------       ----------       ----------

                                                   9,251,000       14,013,000        5,616,000
                                                 -----------       ----------       ----------

Long-term Debt (Note 9)                            1,014,000        1,488,000        1,111,000
                                                 -----------       ----------       ----------

Future Income Taxes (Note 10)                             --           43,000          175,000
                                                 -----------       ----------       ----------

Non-controlling Interest                            (671,000)       3,253,000        1,779,000
                                                 -----------       ----------       ----------

Shareholders' Equity:
  Share Capital (Note 11)                         42,001,000       38,895,000        8,191,000
  Contributed Surplus                                217,000          217,000          217,000
  Retained Earnings                              (21,091,000)        (764,000)         (71,000)
                                                 -----------       ----------       ----------

                                                  21,127,000       38,348,000        8,337,000
                                                 -----------       ----------       ----------

                                                  30,721,000       57,145,000       17,018,000
                                                 ===========       ==========       ==========

On Behalf of the Board:


    "Gerry Racicot"                     Director
--------------------------------
        Gerry Racicot


    "Keith Attoe"                       Director
--------------------------------
        Keith Attoe

                            (See Accompanying Notes)

                             EIGER TECHNOLOGY, INC.
          CONSOLIDATED STATEMENTS of OPERATIONS and RETAINED EARNINGS
                        for the years ended September 30

                                                        2001             2000             1999
                                                        ----             ----             ----
                                                         $                $                $
Sales                                                30,070,000       57,068,000       8,433,000

Cost of Sales                                        27,711,000       50,731,000       6,055,000
                                                    -----------       ----------       ---------

Gross Margin                                          2,359,000        6,337,000       2,378,000
                                                    -----------       ----------       ---------

Expenses:
  Selling, General and Administration                 7,769,000        5,154,000       2,410,000
  Amortization of Capital Assets                        568,000          407,000         204,000
  Amortization of Goodwill and Other                  1,032,000          871,000         222,000
  Interest on Long-term Debt                             98,000           92,000         111,000
  Other Interest and Bank Charges                       480,000          552,000         233,000
                                                    -----------       ----------       ---------

                                                      9,947,000        7,076,000       3,180,000
                                                    -----------       ----------       ---------

Income (Loss) before Provision for Income Taxes      (7,588,000)        (739,000)       (802,000)
                                                    -----------       ----------       ---------

Provision for Income Taxes: (Note 12)
  Current                                                (6,000)         289,000          30,000
  Future                                                (56,000)        (132,000)             --
                                                    -----------       ----------       ---------

                                                        (62,000)         157,000          30,000
                                                    -----------       ----------       ---------

Income (Loss) before Unusual Items                   (7,526,000)        (896,000)       (832,000)

  Discontinued Operations                                    --         (162,000)       (545,000)
  Gain on Disposal of Discontinued Operations                --          226,000              --
  Negotiated Reduction of Long-term Debt                     --               --         293,000
  Non-recurring Items (Note 14)                     (16,366,000)              --              --
                                                    -----------       ----------       ---------

Income (Loss) before Non-controlling Interest       (23,892,000)        (832,000)     (1,084,000)

Non-controlling Interest                             (3,565,000)        (139,000)       (342,000)
                                                    -----------       ----------       ---------

Net Income (Loss) for the Year                      (20,327,000)        (693,000)       (742,000)

Retained Earnings - Beginning of Year                  (764,000)         (71,000)        671,000
                                                    -----------       ----------       ---------

Retained Earnings - End of Year                     (21,091,000)        (764,000)        (71,000)
                                                    ===========       ==========       =========

    Earnings per Share:

      Before Non-recurring Items
        Basic                                             (0.23)           (0.04)          (0.06)
                                                    -----------       ----------       ---------

        Diluted                                           (0.23)           (0.04)          (0.06)
                                                    -----------       ----------       ---------

      Net Income (Loss)
        Basic                                             (0.61)           (0.03)          (0.05)
                                                    -----------       ----------       ---------

        Diluted                                           (0.61)           (0.03)          (0.05)
                                                    -----------       ----------       ---------

                            (See Accompanying Notes)

                             EIGER TECHNOLOGY, INC.
                     CONSOLIDATED STATEMENTS of CASH FLOWS
                        for the years ended September 30

                                                                2001              2000            1999
                                                                ----              ----            ----
                                                                 $                 $               $
Cash Flows from Operating Activities:
  Net Income (Loss) for the Year                             (20,327,000)        (693,000)       (742,000)
  Items not Involving Cash:
    Non-recurring Items (Note 14)                             16,366,000
    Amortization                                               1,600,000        1,278,000         427,000
    Future Income Taxes                                          (56,000)        (132,000)             --
                                                             -----------       ----------      ----------

                                                              (2,417,000)         453,000        (315,000)
                                                             -----------       ----------      ----------
    Changes in Non-cash Working Capital Balances:
      Accounts Receivable                                      3,280,000       (6,812,000)     (3,134,000)
      Inventory                                                3,203,000       (7,145,000)     (1,037,000)
      Prepaid Expenses                                           (83,000)        (438,000)       (226,000)
      Accounts Payable and Accrued Liabilities                (5,568,000)       7,665,000         433,000
      Income Taxes Payable                                       (39,000)        (198,000)        165,000
      Future Income Taxes                                             --               --          (1,000)
      Non-controlling Interest                                (3,094,000)        (137,000)      1,468,000
                                                             -----------       ----------      ----------

                                                              (4,718,000)      (6,612,000)     (2,647,000)
                                                             -----------       ----------      ----------

Cash Flows from Investing Activities:
  Purchase of Capital Assets                                    (478,000)      (3,349,000)       (147,000)
  Long-term Investments                                       (3,571,000)      (3,977,000)             --
  Purchase of Goodwill and Other Assets                       (2,531,000)      (2,243,000)     (1,326,000)
                                                             -----------       ----------      ----------

                                                              (6,580,000)      (9,569,000)     (1,473,000)
                                                             -----------       ----------      ----------

Cash Flows from Financing Activities:
  Increase (Decrease) in Long-term Debt                         (474,000)         397,000        (559,000)
  Increase (Decrease) in Bank Indebtedness                       845,000          910,000         312,000
  Advances from (Repayments to) Related Parties                       --               --         112,000
  Subs. Share Capital Issued to Non-controlling Interest              --        2,020,000              --
  Subs. Dividends Paid to Non-controlling Interest                    --         (409,000)             --
  Issuance of Share Capital (Net of Costs)                     3,106,000       25,904,000       5,282,000
                                                             -----------       ----------      ----------

                                                               3,477,000       28,822,000       5,147,000
                                                             -----------       ----------      ----------

Net Cash Flows for the Year                                   (7,821,000)      12,641,000       1,027,000

Cash and Cash Equivalents - Beginning of the Year             13,814,000        1,173,000         146,000
                                                             -----------       ----------      ----------

Cash and Cash Equivalents - End of the Year                    5,993,000       13,814,000       1,173,000
                                                             ===========       ==========      ==========

Cash and Cash Equivalents Represented by:
Cash                                                           1,847,000        2,031,000       1,173,000
Cash Held in Escrow                                                   --        4,978,000              --
Short-term Investments                                         4,146,000        6,805,000              --
                                                             -----------       ----------      ----------

                                                               5,993,000       13,814,000       1,173,000
                                                             ===========       ==========      ==========

                            (See Accompanying Notes)

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

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

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

2.    Significant Accounting Policies - continued:

      (f)   Capital Assets:

            Capital assets are recorded at cost. Amortization is calculated on the declining-balance basis at the following annual rates:

                Building                 -  4-5%
                Machinery and Equipment  -  5-10%
                Automotive Equipment     -  20-30%
                Computer Equipment       -  20-30%
                Leasehold Improvements   -  10% straight line basis

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

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

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

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

3.    Subsidiaries and Related Party Transactions:

      Eiger Technology, Inc. is related to the following corporations:

Name of Corporation                        Nature of Relationship
-------------------                        ----------------------

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

      Service fees paid to corporations owned by four management personnel during the period totalled $412,000 (2000: $320,000; 1999: $208,000).

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

4.    Investments:

      (a)   Short-term Investments:

      Short-term investments are comprised of Canadian money market funds and short-term commercial paper plus accrued interest, having a market value equivalent to their cost amount.

      (b)   Long-term Investments:

                                                2001          2000         1999
                                                ----          ----         ----
                                                               $            $
Advances to Nixxo Technology, Inc.                  --     2,221,000          --
Advances to Lexatec VR Systems Inc.            324,000     1,444,000          --
Subsidiary long-term investment in
  debt securities                               80,000       437,000          --
Other                                               --       235,000     360,000
                                               -------     ---------     -------

                                               404,000     4.337,000     360,000
                                               =======     =========     =======

      The advances noted above are non-interest bearing, and have no specific terms of repayment.

5.    Accounts Receivable:

      Accounts receivable are reported net of an allowance for doubtful accounts of $196,000 (2000: $116,000; 1999: 193,000).

6.    Capital Assets:

                                            2001                         2000          1999
                            -------------------------------------     ---------     ---------
                                         Accumulated    Net Book       Net Book      Net Book
                               Cost      Amortization     Value          Value         Value
                            -------------------------------------     ---------     ---------
                                $             $             $             $             $
Land                          159,000            --       159,000       159,000       159,000

Buildings                   1,103,000       183,000       920,000       951,000       463,000

Machinery and Equipment     5,017,000     2,702,000     2,315,000     3,124,000     1,152,000

Furniture and Fixtures        817,000       389,000       428,000       392,000        83,000

Automotive Equipment          201,000        83,000       118,000       108,000        20,000

Leasehold Improvements        268,000       152,000       116,000       123,000       135,000

Computer Hardware             363,000        80,000       283,000        71,000        32,000

Computer Software             240,000        38,000       202,000        70,000        12,000
                            -------------------------------------     ---------     ---------

                            8,168,000     3,627,000     4,541,000     4,998,000     2,056,000
                            =====================================     =========     =========

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

7.    Other:

                                              2001         2000          1999
                                              ----         ----          ----
                                              $             $             $

Product Development Costs                    298,000     1,709,000     1,212,000
Deferred Organization and
  and Financing Costs                             --       370,000       525,000
Non-interest Bearing Long-term Deposits      682,000       435,000        95,000
Regulatory Approval                          174,000       174,000       141,000
Other                                         68,000        65,000        68,000
                                           ---------     ---------     ---------

                                           1,222,000     2,753,000     2,041,000
                                           =========     =========     =========

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

9.    Long-term Debt:

                                                    2001            2000            1999
                                                    ----            ----            ----
                                                      $               $               $
Royal Bank of Canada term loan repayable in
monthly instalments of $10,000 plus interest
calculated at Royal Bank prime plus 1/4%            745,000         865,000         878,000

Shin Han Bank (Korea) term loan repayable in
bi-annual instalments of $60,500 commencing
May 8, 2006 and ending November 8, 2008
plus interest calculated at 6.75% per annum         303,000         651,000              --

Other                                                86,000          92,000         333,000
                                                  ---------       ---------       ---------

                                                  1,134,000       1,608,000       1,211,000

Less: Current Portion                              (120,000)       (120,000)       (100,000)
                                                  ---------       ---------       ---------

                                                  1,014,000       1,488,000       1,111,000
                                                  =========       =========       =========

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

9     Long-term Debt - continued:

      Principal payments required on long-term debt for the next five years are as follows:

                  Year                            Amount
                  ----                            ------
                                                    $
                  2002                           120,000
                  2003                           206,000
                  2004                           120,000
                  2005                           120,000
                  2006                           241,000
                                                 -------

                                                 807,000
                                                 =======

10.   Future Income Taxes:

      Significant components of future income tax assets (liabilities) are as follows:

                                                   2001           2000         1999
                                                   ----           ----         ----
                                                    $              $             $
Excess of net book value of capital assets
  over tax value                                 (236,000)     (270,000)     (257,000)

Other future income tax liabilities                    --       (53,000)           --

Operating losses carried forward                2,254,000       372,000         3,000
  Less: Valuation Allowance                    (2,034,000)     (102,000)           --

"Canadian Exploration Expenses"
  carried forward                                      --            --        69,000

Other                                              16,000        10,000        10,000
                                               ----------      --------      --------

Net future income tax assets (liabilities)             --       (43,000)     (175,000)
                                               ==========      ========      ========

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

11.   Share Capital:

      Authorized: 100,000,000 Common Shares

      Issued:

                                            2001                               2000                             1999
                                 ---------------------------       ---------------------------       --------------------------
                                   No. of             $              No. of            $              No. of             $
                                   Shares                            Shares                           Shares
                                   ------                            ------                           ------
Beginning of Year:               33,945,858       39,437,000       21,284,358        9,340,000       13,815,001       2,176,000

Issued - private placement*          70,000        1,839,000       11,444,500       27,861,000        6,065,500       6,152,000

  - exercise of options             400,000          350,000          617,000          483,000           50,000          42,000

  - acquisitions                  1,799,995          936,000               --               --        1,353,857       1,882,000

  - earn out shares                      --               --          600,000        4,800,000               --              --

  - costs of issue                       --          (19,000)              --       (3,047,000)              --        (912,000)
                                 ---------------------------       ---------------------------       --------------------------

End of Year:                     36,215,853       42,543,000       33,945,858       39,437,000       21,284,358       9,340,000

Reciprocal Shareholdings           (526,929)        (542,000)        (526,929)        (542,000)        (826,929)     (1,149,000)
                                 ---------------------------       ---------------------------       --------------------------

Net per Balance Sheets           35,688,924       42,001,000       33,418,929       38,895,000       20,457,429       8,191,000
                                 ===========================       ===========================       ==========================

*     Shares in escrow: None (2000: 4,840,000; 1999: None)

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

                                2001                     2000                    1999
                        -------------------      -------------------      -----------------
                                       WAEP                     WAEP                   WAEP
                         No. of        ----       No. of        ----      No. of.      ----
                         Options        $         Options        $        Options       $
                         -------        -         -------        -        -------       -
Beginning of Year:      1,713,000      3.37        895,000      0.74      955,000      0.75

Granted                 2,133,000      1.16      1,535,000      3.70           --        --

Exercised                (400,000)     0.88       (617,000)     0.76      (50,000)     0.85

Expired                        --        --       (100,000)     0.90      (10,000)     0.75
                        ---------                ---------                -------

End of Year:            3,446,000      2.29      1,713,000      3.37      895,000      0.74
                        =========                =========                =======

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

11.   Share Capital - continued:

      Stock options were exercised during the year at prices ranging from $0.60 to $1.40. The weighted average contractual life for options outstanding at year end was 1,400 days.

      During the year, proceeds from exercised stock options of $350,000 was credited to share capital (2000: $483,000; 1999: $42,000). No amounts were recognized as compensation expense with respect to stock options granted or exercised in either of the reporting periods.

      Stock options have been granted to the CEO of K-Tronik Int'l Corp. contingent upon meeting sales quotas for that company as tabled below:

                                            Number of
Monthly Sales for Six                        Options
Consecutive Months                          Exercisable     Total      Excercise
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

      No shares were issued in fiscal 2001, fiscal 2000 or fiscal 1999 as a result of this agreement.

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

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

12.   Provision for Income Taxes:

                                                  2001           2000          1999
                                                  ----           ----          ----
                                                   $              $             $
Current Provision:                                (6,000)      289,000        30,000
                                              ----------      --------      --------
Future Provision:
  Losses carried forward                         (22,000)     (267,000)       (3,000)
  Net book value of capital assets               (34,000)       13,000         3,000
  Canadian Exploration Expenses                       --        69,000            --
  Other                                               --        53,000            --
                                              ----------      --------      --------

                                                 (56,000)     (132,000)           --
                                              ----------      --------      --------

Total Provision                                  (62,000)      157,000        30,000
                                              ==========      ========      ========

Reconciliation of Tax Provision:

  Income (Loss) before Provision for
    Income Taxes                              (7,588,000)     (739,000)     (802,000)
  Taxable Intercompany Dividend
    Eliminated on Consolidation                       --       409,000            --
  Taxable Intercompany Gain Eliminated
    on Consolidation                                  --            --       467,000
  Amortization of Goodwill Arising
    on Consolidation                             624,000       549,000        66,000
  Valuation Allowance on Losses Carried
    Forward                                    6,716,000       408,000            --
  Utilization of Unrecognized Losses
    Carried Forward                                   --            --       (50,000)
  Minor Permanent Differences                         --            --        (4,000)
  Discontinued Operations - Previous Year             --            --      (547,000)
  Prior Period Adjustments before
    Non-controlling Interest                          --            --       981,000
                                              ----------      --------      --------

  Income Subject to Current and Future
    Income Taxes                                (248,000)      627,000       111,000
                                              ==========      ========      ========

  At Average Statutory Rate (2001: 25%;
    2000: 25%; 1999: 27%)                        (62,000)      157,000        30,000
                                              ==========      ========      ========

      The average statutory rate varies depending on the relative mix of incomes from the Company and its subsidiaries located in Canada, Korea and the United States.

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

13.   Cash Payments of Interest and Income Taxes:

                                       2001             2000              1999
                                       ----             ----              ----
                                        $                 $                 $

Interest                             555,000           620,000           332,000
                                     =======           =======           =======

Income Taxes                          15,000           304,000            72,000
                                     =======           =======           =======

14.   Non-recurring Items:

                                                                          2001
                                                                          ----
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

      The charges of impairment in values reported above are shown net of a reduction in future tax liabilities of $127,000 and non-controlling interest of $1,170,000.

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

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

      Reconciliations to U.S. GAAP are as follows:

                                                            2001              2000             1999
                                                            ----              ----             ----
                                                             $                  $               $
Net Income (Loss):
  - per Cdn. GAAP                                       (20,327,000)        (693,000)        (742,000)

  - expense deferred product development costs net
    of portion relating to non-controlling interest         856,000         (328,000)        (374,000)
  - expense deferred organization costs net of
    portion relating to non-controlling interest            219,000           90,000         (309,000)
  - foreign currency translation adjustment                 191,000          129,000            6,000
  - future income tax savings related to above             (347,000)          60,000          265,000
                                                        -----------         --------       ----------

  - per U.S. GAAP                                       (19,408,000)        (742,000)      (1,154,000)
                                                        -----------         --------       ----------

Comprehensive item - foreign exchange
  adjustment                                               (191,000)        (129,000)          (6,000)
                                                        -----------         --------       ----------

Comprehensive Income                                    (19,599,000)        (871,000)      (1,160,000)
                                                        ===========         ========       ==========

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

15.   Reconciliation to U.S. GAAP - continued:

                                                            2001             2000              1999
                                                            ----             ----              ----
                                                             $                 $                $
Retained Earnings:
  - per Cdn. GAAP                                       (21,091,000)        (764,000)         (71,000)
  - expense deferred product development costs
    net of portion relating to non-controlling
    interest                                               (298,000)      (1,154,000)        (826,000)
  - expense deferred organization costs net of
    portion relating to non-controlling interest                 --         (219,000)        (309,000)
  - foreign currency translation adjustments                326,000          135,000            6,000
  - future income tax savings related to above              100,000          447,000          387,000
                                                        -----------       ----------       ----------

      - per U.S. GAAP                                   (20,963,000)      (1,555,000)        (813,000)
                                                        ===========       ==========       ==========

Accumulated Other Comprehensive Items:
  - per Cdn. GAAP                                                --               --               --
  - foreign currency translation adjustments               (326,000)        (135,000)          (6,000)
                                                        -----------       ----------       ----------

  - per U.S. GAAP                                          (326,000)        (135,000)          (6,000)
                                                        ===========       ==========       ==========

Total Assets:
  - per Cdn GAAP                                         30,721,000       57,145,000       17,018,000
  - expense deferred product
    development costs                                      (298,000)      (1,709,000)      (1,212,000)
  - expense deferred organization costs                          --         (370,000)              --
  - increase in future income tax assets                    100,000          404,000          212,000
                                                        -----------       ----------       ----------

      - per U.S. GAAP                                    30,523,000       55,470,000       16,018,000
                                                        ===========       ==========       ==========

Earnings per Share:
      Basic                                                    (.59)            (.03)            (.08)
                                                        -----------       ----------       ----------

      Fully Diluted                                            (.59)            (.03)            (.08)
                                                        -----------       ----------       ----------

      Pro-forma Disclosure (SFAS No. 123):

      Had SFAS No. 123 been followed, net income would have decreased by $1,766,000 in fiscal 2001 (2000: $4,342,000; 1999: no change), and basic and fully diluted earnings per share would have been (.64) and (.64) respectively (2000: (.20) and (.20)); (1999: .08 and (.08)).

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

16.   Acquisitions of Subsidiary Companies:

      On July 31, 2001 the Company acquired 100% of the outstanding shares of Onlinetel Inc., a company incorporated under the laws of Nevada. Onlinetel Inc. provides Voice over Internet Protocol ("VoIP) long distance services to the Canadian market.

      The consolidated financial statements of Eiger Technology, Inc. include the results of operations of Onlinetel, Inc. for the two months ended September 30, 2001.

      The acquisition was accomplished through the issuance of 1,799,995 common shares of Eiger Technology, Inc. having a total fair market value at the time of issuance of $936,000.

      The purchase equation at the time of acquisition was as follows:

                                                                        $Cdn.
                                                                      ---------

Current Assets                                                           48,000
Capital Assets                                                          594,000
Goodwill                                                              1,314,000
Liabilities                                                            (995,000)
                                                                      ---------

Net Assets Acquired                                                     961,000
                                                                      =========

T.S.E. Fee                                                               25,000
Shares of Eiger Technology Inc.                                         936,000
                                                                      ---------

Total Consideration                                                     961,000
                                                                      =========

      The share exchange agreement allows that additional shares of Eiger Technology, Inc. may be issued to the former shareholders of Onlinetel, Inc. if certain earn out provisions are met as follows:

Fiscal                  Gross                   Net                 Common
 Year                  Revenue                 Income               Shares
------                 -------                 ------               ------
  $                      $                       $                    #

2002                 19,083,000               2,442,000           1,800,000
2003                 37,348,000               6,213,000           1,800,000
2004                 50,849,000               9,353,000           1,800,000
2005                 59,867,000              13,849,000           1,800,000

Unmet earn out targets can be carried forward and met on a cumulative basis until fiscal 2010.

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

17.   Subsequent Events:

      Subsequent to the year end, the Company announced its intention to sell its 53% interest in K-Tronik Intl'l Corporation ("K-Tronik") to LMC Capital Corp. ("LMC"), a U.S. reporting issuer. The Company will received 7,571,428 shares of LMC for its holdings, plus an 14,642,428 shares are expected to be worth approximately $8,500,000 and to represent a 51% interest in LMC.

      Subsequent to the year end, the Company has proposed to sell its 100% interest in Vision Unlimited Equipment Inc., and its 100% subsidiary, ADH Custom Metal Fabricators Inc., to Newlook Capital Corp. ("Newlook"), a capital pool company pursuant to Policy to 2.4 of the Canadian Venture Exchange Inc. ("CDNX"). The sale price of $2,400,000 will be satisfied by the issuance to the Company of 4,800,000 common shares of Newlook. These shares are expected to be received over a period of six years due to CDNX surplus and value security escrow restrictions. The transaction will result in the Company becoming a controlling shareholder of Newlook.

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

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

18.   Financial Instruments - continued:

      (c)   Credit Risk:

      The Company's financial assets that are exposed to credit risk consist primarily of short-term investments, accounts receivable, and long-term investments.

      Short-term investments consist solely of money market funds and short-term commercial paper issued by investment-rated Canadian financial institutions, and are invested for terms not exceeding 90 days.

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

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

20.   Segmented Information:

      Management has identified four reportable segments: "ADH", "K-Tronik", "Onlinetel" and "Eiger". Segementation is determined on the basis of the types of goods and services provided and geographic location.

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

                             EIGER TECHNOLOGY, INC.
                              SEGMENTED INFORMATION
                               September 30, 2001

                                                    ADH           K-Tronik         Onlinetel         Eiger
                                                 =========       ==========        =========       ==========
                                                     $               $                 $               $
Sales:
  External:
    - Domestic                                   2,301,000               --          234,000               --
    - Foreign                                           --       10,107,000               --       17,428,000
  Intersegment                                          --               --               --               --
                                                 ---------       ----------        ---------       ----------
                                                 2,301,000       10,107,000          234,000       17,428,000

Cost of Sales                                    2,004,000        7,934,000               --       17,958,000
                                                 ---------       ----------        ---------       ----------

Gross Margin                                       297,000        2,173,000          234,000         (530,000)
                                                 ---------       ----------        ---------       ----------

Expenses:
  Operations and Administration                    509,000        3,014,000          335,000        3,394,000
  Amortization of Capital and Other Assets         210,000          655,000           28,000          676,000
  Interest on Long-term Debt                        65,000               --               --           33,000
  Other Interest and Bank Charges                   56,000          360,000               --           61,000
                                                 ---------       ----------        ---------       ----------
                                                   840,000        4,029,000          363,000        4,164,000
                                                 ---------       ----------        ---------       ----------

Income (Loss) before Taxes                        (543,000)      (1,856,000)        (129,000)      (4,694,000)

Provision for Income Taxes                         (72,000)          15,000               --          (20,000)
                                                 ---------       ----------        ---------       ----------

Income (Loss) before Non-recurring Items          (471,000)      (1,871,000)        (129,000)      (4,674,000)

Non-recurring Items                               (136,000)      (1,048,000)              --       (8,691,000)

Non-controlling Interest                             2,000        1,245,000               --        2,318,000
                                                 ---------       ----------        ---------       ----------

Net Income (Loss) for the Year                    (605,000)      (1,674,000)        (129,000)     (11,047,000)
                                                 =========       ==========        =========       ==========

Cash Flows:
  From Operating Activities                       (224,000)      (1,892,000)        (303,000)      (1,399,000)

  From Investing Activities                        (32,000)        (112,000)        (158,000)      (2,282,000)

  From Financing Activities                        568,000        1,705,000          669,000        4,205,000
                                                 ---------       ----------        ---------       ----------

                                                   312,000         (299,000)         208,000          524,000
Cash and Cash Equivalents:
  Beginning of the Year                                 --          446,000               --          937,000
                                                 ---------       ----------        ---------       ----------

  End of the Year                                  312,000          147,000          208,000        1,461,000
                                                 =========       ==========        =========       ==========

Expenditures on Capital Assets
  and Goodwill during the Year                      32,000          207,000        1,472,000           43,000
                                                 =========       ==========        =========       ==========

Balance of Capital Assets and
  Goodwill - End of the Year
    - Domestic                                   1,803,000               --        2,037,000               --
    - Foreign                                           --        1,596,000               --        1,477,000
                                                 ---------       ----------        ---------       ----------

                                                 1,803,000        1,596,000        2,037,000        1,477,000
                                                 =========       ==========        =========       ==========

Amount of Investment in Investees
  Subject to Significant Influence                      --               --               --               --
                                                 =========       ==========        =========       ==========

Total Assets                                     4,428,000        8,440,000        2,423,000       14,351,000
                                                 =========       ==========        =========       ==========

                                                                                    Totals per
                                                    All           Reconciling       Financial
                                                   Others            Items          Statements
                                                 ===========      ===========      ===========
                                                     $                 $                $
Sales:
  External:
    - Domestic                                            --               --        2,535,000
    - Foreign                                             --               --       27,535,000
  Intersegment                                            --               --               --
                                                 -----------      -----------      -----------
                                                          --               --       30,070,000

Cost of Sales                                             --         (185,000)      27,711,000
                                                 -----------      -----------      -----------

Gross Margin                                              --               --        2,359,000
                                                 -----------      -----------      -----------

Expenses:
  Operations and Administration                      777,000         (260,000)       7,769,000
  Amortization of Capital and Other Assets            31,000               --        1,600,000
  Interest on Long-term Debt                              --               --           98,000
  Other Interest and Bank Charges                      3,000               --          480,000
                                                 -----------      -----------      -----------
                                                     811,000               --        9,947,000
                                                 -----------      -----------      -----------

Income (Loss) before Taxes                          (811,000)              --       (7,588,000)

Provision for Income Taxes                                --           15,000          (62,000)
                                                 -----------      -----------      -----------

Income (Loss) before Non-recurring Items            (811,000)              --       (7,526,000)

Non-recurring Items                               (6,491,000)              --      (16,366,000)

Non-controlling Interest                                  --               --        3,565,000
                                                 -----------      -----------      -----------

Net Income (Loss) for the Year                    (7,302,000)              --      (20,327,000)
                                                 ===========      ===========      ===========

Cash Flows:
  From Operating Activities                         (900,000)              --       (4,718,000)

  From Investing Activities                      (10,801,000)       6,805,000       (6,580,000)

  From Financing Activities                        3,135,000       (6,805,000)       3,477,000
                                                 -----------      -----------      -----------

                                                  (8,566,000)              --       (7,821,000)
Cash and Cash Equivalents:
  Beginning of the Year                           12,431,000               --       13,814,000
                                                 -----------      -----------      -----------

  End of the Year                                  3,865,000               --        5,993,000
                                                 ===========      ===========      ===========

Expenditures on Capital Assets
  and Goodwill during the Year                        38,000               --        1,792,000
                                                 ===========      ===========      ===========

Balance of Capital Assets and
  Goodwill - End of the Year
    - Domestic                                       116,000               --        3,956,000
    - Foreign                                             --               --        3,073,000
                                                 -----------      -----------      -----------

                                                     116,000               --        7,029,000
                                                 ===========      ===========      ===========

Amount of Investment in Investees
  Subject to Significant Influence                        --               --               --
                                                 ===========      ===========      ===========

Total Assets                                      35,402,000      (34,323,000)      30,721,000
                                                 ===========      ===========      ===========

                             EIGER TECHNOLOGY, INC.
                              SEGMENTED INFORMATION
                               September 30, 2000

                                                                                  Lexatec
                                                   ADH           K-Tronik      Discontinued)       Eiger
                                                =========       ==========     =============    ==========
                                                    $               $                $               $
Sales:
  External:
    - Domestic                                  2,834,000              --               --               --
    - Foreign                                       5,000       6,718,000         (123,000)      47,513,000
  Intersegment                                     18,000              --               --               --
                                               ----------      ----------      -----------      -----------
                                                2,857,000       6,718,000         (123,000)      47,513,000

Cost of Sales                                   2,523,000       4,465,000          (92,000)      43,763,000
                                               ----------      ----------      -----------      -----------

Gross Margin                                      334,000       2,253,000          (31,000)       3,750,000
                                               ----------      ----------      -----------      -----------

Expenses:
  Operations and Administration                   612,000       2,337,000          235,000        2,374,000
  Amortization of Capital and Other Assets        159,000         465,000            1,000          646,000
  Interest on Long-term Debt                       71,000              --               --           21,000
  Other Interest and Bank Charges                 103,000         252,000            1,000          195,000
                                               ----------      ----------      -----------      -----------
                                                  945,000       3,054,000          237,000        3,236,000
                                               ----------      ----------      -----------      -----------

Income (Loss) before Taxes                       (611,000)       (801,000)        (268,000)         514,000

Provision for Income Taxes                       (184,000)        (55,000)           1,000          324,000
                                               ----------      ----------      -----------      -----------

Income (Loss) before Non-recurring Items         (427,000)       (746,000)        (269,000)         190,000

Non-recurring Items                                    --              --               --               --

Non-controlling Interest                            3,000         545,000          107,000         (409,000)
                                               ----------      ----------      -----------      -----------

Net Income (Loss) for the Year                   (424,000)       (201,000)        (162,000)        (219,000)
                                               ==========      ==========      ===========      ===========

Cash Flows:
  From Operating Activities                      (197,000)     (3,067,000)        (267,000)      (3,360,000)

  From Investing Activities                      (157,000)       (734,000)              --         (650,000)

  From Financing Activities                       354,000       4,226,000          267,000        3,795,000
                                               ----------      ----------      -----------      -----------

                                                       --         425,000               --         (215,000)
Cash and Cash Equivalents:
  Beginning of the Year                                --          21,000               --        1,152,000
                                               ----------      ----------      -----------      -----------

End of the Year                                        --         446,000               --          937,000
                                               ==========      ==========      ===========      ===========

Expenditures on Capital Assets
  and Goodwill during the Year                    158,000       1,434,000               --        8,206,000
                                               ==========      ==========      ===========      ===========

Balance of Capital Assets and
  Goodwill - End of the Year
    - Domestic                                  2,050,000              --               --               --
    - Foreign                                          --       1,708,000               --        8,790,000
                                               ----------      ----------      -----------      -----------

                                                2,050,000       1,708,000               --        8,790,000
                                               ==========      ==========      ===========      ===========

Amount of Investment in Investees
  Subject to Significant Influence                     --              --               --               --
                                               ==========      ==========      ===========      ===========

Total Assets                                    3,881,000       8,632,000               --       28,042,000
                                               ==========      ==========      ===========      ===========

                                                                                  Totals per
                                                    All          Reconciling       Financial
                                                   Others           Items          Statements
                                                ===========      ===========      ===========
                                                     $                 $                $
Sales:
  External:
    - Domestic                                            --           (2,000)       2,832,000
    - Foreign                                             --          123,000       54,236,000
  Intersegment                                            --          (18,000)              --
                                                 -----------      -----------       ----------
                                                          --          103,000       57,068,000

Cost of Sales                                             --           72,000       50,731,000
                                                 -----------      -----------       ----------

Gross Margin                                              --           31,000        6,337,000
                                                 -----------      -----------       ----------

Expenses:
  Operations and Administration                     (169,000)        (235,000)       5,154,000
  Amortization of Capital and Other Assets             8,000           (1,000)       1,278,000
  Interest on Long-term Debt                              --               --           92,000
  Other Interest and Bank Charges                      2,000           (1,000)         552,000
                                                 -----------      -----------       ----------
                                                    (159,000)        (237,000)       7,076,000
                                                 -----------      -----------       ----------

Income (Loss) before Taxes                           159,000          268,000         (739,000)

Provision for Income Taxes                            72,000           (1,000)         157,000
                                                 -----------      -----------       ----------

Income (Loss) before Non-recurring Items              87,000          269,000         (896,000)

Non-recurring Items                                       --           64,000           64,000

Non-controlling Interest                                  --         (107,000)         139,000
                                                 -----------      -----------       ----------

Net Income (Loss) for the Year                        87,000          226,000         (693,000)
                                                 ===========      ===========       ==========

Cash Flows:
  From Operating Activities                          279,000               --       (6,612,000)

  From Investing Activities                      (16,770,000)       8,742,000       (9,569,000)

  From Financing Activities                       28,922,000       (8,742,000)      28,822,000
                                                 -----------      -----------       ----------

                                                  12,431,000               --       12,641,000
Cash and Cash Equivalents:
  Beginning of the Year                                   --               --        1,173,000
                                                 -----------      -----------       ----------

End of the Year                                   12,431,000               --       13,814,000
                                                 ===========      ===========       ==========

Expenditures on Capital Assets
  and Goodwill during the Year                        95,000               --        9,893,000
                                                 ===========      ===========       ==========

Balance of Capital Assets and
  Goodwill - End of the Year
    - Domestic                                        90,000               --        2,140,000
    - Foreign                                             --               --       10,498,000
                                                 -----------      -----------       ----------

                                                      90,000               --       12,638,000
                                                 ===========      ===========       ==========

Amount of Investment in Investees
  Subject to Significant Influence                   175,000               --          175,000
                                                 ===========      ===========       ==========

Total Assets                                      40,093,000      (23,503,000)      57,145,000
                                                 ===========      ===========       ==========

                             EIGER TECHNOLOGY, INC.
                              SEGMENTED INFORMATION
                               September 30, 1999

                                                                                  Lexatec          Eiger
                                                   ADH           K-Tronik      Discontinued)    (one month)
                                                =========       ==========     =============    ===========
                                                    $               $                $               $
Sales:
  External:
    - Domestic                                  3,397,000              --               --               --
    - Foreign                                      83,000       2,950,000        3,007,000        2,467,000
  Intersegment                                     55,000              --               --               --
                                                ---------      ----------        ---------       ----------
                                                3,535,000       2,950,000        3,007,000        2,467,000

Cost of Sales                                   2,852,000       1,585,000        2,964,000        2,282,000
                                                ---------      ----------        ---------       ----------

Gross Margin                                      683,000       1,365,000           43,000          185,000
                                                ---------      ----------        ---------       ----------

Expenses:
  Operations and Administration                   251,000       2,001,000          589,000           76,000
  Amortization of Capital and Other Assets        192,000         161,000            1,000            4,000
  Interest on Long-term Debt                      111,000              --               --               --
  Other Interest and Bank Charges                 108,000         123,000               --            2,000
                                                ---------      ----------        ---------       ----------
                                                  662,000       2,285,000          590,000           82,000
                                                ---------      ----------        ---------       ----------

Income (Loss) before Taxes                         21,000        (920,000)        (547,000)         103,000

Provision for Income Taxes                         (6,000)         12,000            3,000           28,000
                                                ---------      ----------        ---------       ----------

Income (Loss) before Non-recurring Items           27,000        (932,000)        (550,000)          75,000

Discontinued Operations                                --              --               --               --
Negotiated Loan Reduction                              --              --               --               --
Non-controlling Interest                          (12,000)        381,000            5,000          (27,000)
                                                ---------      ----------        ---------       ----------

Net Income (Loss) for the Year                     15,000        (551,000)        (545,000)          48,000
                                                =========      ==========        =========       ==========

Cash Flows:
  From Operating Activities                       395,000        (548,000)        (378,000)      (2,113,000)

  From Investing Activities                      (350,000)     (1,146,000)          (8,000)        (415,000)

  From Financing Activities                       (45,000)      1,603,000          386,000        3,680,000
                                                ---------      ----------        ---------       ----------

                                                       --         (91,000)              --        1,152,000
Cash and Cash Equivalents:
  Beginning of the Year                                --         112,000               --               --
                                                ---------      ----------        ---------       ----------

  End of the Year                                      --          21,000               --        1,152,000
                                                =========      ==========        =========       ==========

Expenditures on Capital Assets
  and Goodwill during the Year                     19,000         587,000            7,000        1,649,000
                                                =========      ==========        =========       ==========

Balance of Capital Assets and
  Goodwill - End of the Year
    - Domestic                                  2,052,000              --               --               --
    - Foreign                                          --         423,000            6,000        1,755,000
                                                ---------      ----------        ---------       ----------

                                                2,052,000         423,000               --        1,755,000
                                                =========      ==========        =========       ==========

Amount of Investment in Investees
  Subject to Significant Influence                     --              --               --               --
                                                =========      ==========        =========       ==========

Total Assets                                    5,015,000       4,949,000          808,000        8,552,000
                                                =========      ==========        =========       ==========

                                                                                  Totals per
                                                    All          Reconciling       Financial
                                                   Others           Items          Statements
                                                ===========      ===========      ===========
                                                     $                 $                $
Sales:
  External:
    - Domestic                                            --         (464,000)       2,933,000
    - Foreign                                             --       (3,007,000)       5,500,000
  Intersegment                                            --          (55,000)              --
                                                  ----------      -----------       ----------
                                                          --       (3,526,000)       8,433,000

Cost of Sales                                             --       (3,628,000)       6,055,000
                                                  ----------      -----------       ----------

Gross Margin                                              --          102,000        2,378,000
                                                  ----------      -----------       ----------

Expenses:
  Operations and Administration                        3,000         (510,000)       2,410,000
  Amortization of Capital and Other Assets             3,000           65,000          426,000
  Interest on Long-term Debt                              --               --          111,000
  Other Interest and Bank Charges                         --               --          233,000
                                                  ----------      -----------       ----------
                                                       6,000         (445,000)       3,180,000
                                                  ----------      -----------       ----------

Income (Loss) before Taxes                            (6,000)         547,000         (802,000)

Provision for Income Taxes                            (4,000)          (3,000)          30,000
                                                  ----------      -----------       ----------

Income (Loss) before Non-recurring Items              (2,000)         550,000         (832,000)

Discontinued Operations                                   --         (545,000)        (545,000)
Negotiated Loan Reduction                            293,000               --          293,000
Non-controlling Interest                                  --           (5,000)         342,000
                                                  ----------      -----------       ----------

Net Income (Loss) for the Year                       291,000               --         (742,000)
                                                  ==========      ===========       ==========

Cash Flows:
  From Operating Activities                           (3,000)              --       (2,647,000)

  From Investing Activities                       (6,449,000)       6,895,000       (1,473,000)

  From Financing Activities                        6,418,000       (6,895,000)       5,147,000
                                                  ----------      -----------       ----------

                                                     (34,000)              --        1,027,000
Cash and Cash Equivalents:
  Beginning of the Year                               34,000               --          146,000
                                                  ----------      -----------       ----------

  End of the Year                                         --               --        1,173,000
                                                  ==========      ===========       ==========

Expenditures on Capital Assets
  and Goodwill during the Year                            --               --        2,262,000
                                                  ==========      ===========       ==========

Balance of Capital Assets and
  Goodwill - End of the Year
    - Domestic                                            --               --        2,052,000
    - Foreign                                             --               --        2,184,000
                                                  ----------      -----------       ----------

                                                          --               --        4,236,000
                                                  ==========      ===========       ==========

Amount of Investment in Investees
  Subject to Significant Influence                   175,000               --          175,000
                                                  ==========      ===========       ==========

Total Assets                                      11,547,000      (13,853,000)      17,018,000
                                                  ==========      ===========       ==========