Form 20-F
period 2002-09-30
EIGER TECHNOLOGY INC
filed 2003-02-14
CIK 1040702

EIGER TECHNOLOGY, INC.
                       CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2002 and 2001

                             EIGER TECHNOLOGY, INC.
                                     INDEX
                          September 30, 2002 and 2001


Auditor's Report

Consolidated Financial Statements

        Balance Sheets

        Statements of Operations and Retained Earnings

        Statements of Cash Flows

Notes to the Consolidated Financial Statements

                    [LETTERHEAD OF MONTEITH, MONTEITH & CO.]


                                AUDITORS' REPORT

To the Shareholders of
   Eiger Technology, Inc.:

      We have audited the consolidated balance sheets of Eiger Technology, Inc. as at September 30, 2002 and 2001, and the consolidated statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the companys management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, these financial statements present fairly, in all material respects, the financial position of Eiger Technology, Inc. as at September 30, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in Canada.

                                                Monteith, Monteith & Co.

                                                 CHARTERED ACCOUNTANTS.

Stratford, Ontario,
January 31, 2003.

                             EIGER TECHNOLOGY, INC.
                          CONSOLIDATED BALANCE SHEETS
                       as at September 30, 2002 and 2001

                                     ASSETS
                                                         2002           2001
                                                         ----           ----
                                                          $              $
Current:
  Cash                                                 1,982,000      1,847,000
  Short-term Investments (Note 4)                      1,653,000      4,146,000
  Accounts Receivable (Note 5)                         5,004,000      8,759,000
  Inventory                                            4,493,000      6,545,000
  Prepaid Expenses                                       378,000        769,000
                                                     -----------    -----------

                                                      13,510,000     22,066,000

Long-term Investments (Note 4)                         1,650,000        404,000
Capital (Note 6)                                       4,867,000      4,541,000
Goodwill                                               3,013,000      2,488,000
Other (Note 7)                                           718,000      1,222,000
                                                     -----------    -----------
                                                      23,758,000     30,721,000
                                                     ===========    ===========

                      LIABILITIES and SHAREHOLDERS' EQUITY
Current:
  Bank Indebtedness (Note 8)                           4,028,000      3,515,000
  Accounts Payable and Accrued Liabilities             4,395,000      5,616,000
  Current Portion of Long-term Debt (Note 9)             145,000        120,000
                                                     -----------    -----------
                                                       8,568,000      9,251,000
                                                     -----------    -----------
Long-term Debt (Note 9)                                  940,000      1,014,000
                                                     -----------    -----------
Non-controlling Interest                              (1,873,000)      (671,000)
                                                     -----------    -----------

Shareholders' Equity:
  Share Capital (Note 11)                             42,235,000     42,001,000
  Contributed Surplus                                    217,000        217,000
  Retained Earnings                                  (26,329,000)   (21,091,000)
                                                     -----------    -----------
                                                      16,123,000     21,127,000
                                                     -----------    -----------
                                                      23,758,000     30,721,000
                                                     ===========    ===========

On Behalf of the Board:

     "Gerry Racicot"            Director
---------------------------
      Gerry Racicot

      "Keith Attoe"             Director
---------------------------
       Keith Attoe

                            (See Accompanying Notes)

                             EIGER TECHNOLOGY, INC.
          CONSOLIDATED STATEMENTS of OPERATIONS and RETAINED EARNINGS
                for the years ended September 30, 2002 and 2001

                                                         2002           2001
                                                         ----           ----
                                                          $              $
Sales                                                 19,325,000     30,070,000

Cost of Sales                                         17,146,000     27,711,000
                                                     -----------    -----------
Gross Margin                                           2,179,000      2,359,000
                                                     -----------    -----------
Expenses:
  Selling, General and Administration                  8,451,000      7,769,000
  Amortization of Capital Assets                         562,000        568,000
  Amortization of Goodwill and Other                     235,000      1,032,000
  Interest on Long-term Debt                              60,000         98,000
  Other Interest and Bank Charges                        501,000        480,000
                                                     -----------    -----------
                                                       9,809,000      9,947,000
                                                     -----------    -----------
Income (Loss) before Provision for Income Taxes       (7,630,000)    (7,588,000)
                                                     -----------    -----------
Provision for Income Taxes:
  Current                                                     --         (6,000)
  Future                                                      --        (56,000)
                                                     -----------    -----------
                                                              --        (62,000)
                                                     -----------    -----------
Income (Loss) before Unusual Items                    (7,630,000)    (7,526,000)
Non-recurring Items (Note 12)                                 --    (16,366,000)
                                                     -----------    -----------
Income (Loss) before Non-controlling Interest         (7,630,000)   (23,892,000)
Non-controlling Interest                              (2,392,000)    (3,565,000)
                                                     -----------    -----------
Net Income (Loss) for the Year                        (5,238,000)   (20,327,000)

Retained Earnings - Beginning of Year                (21,091,000)      (764,000)
                                                     -----------    -----------

Retained Earnings - End of Year                      (26,329,000)   (21,091,000)
                                                     ===========    ===========


     Earnings per Share:
        Before Non-recurring Items:
          Basic                                            (0.15)         (0.23)
                                                     -----------    -----------
          Diluted                                          (0.15)         (0.23)
                                                     -----------    -----------

     Net Income (Loss)
          Basic                                            (0.15)         (0.59)
                                                     -----------    -----------
          Diluted                                          (0.15)         (0.59)
                                                     -----------    -----------

                            (See Accompanying Notes)

                             EIGER TECHNOLOGY, INC.
                     CONSOLIDATED STATEMENTS of CASH FLOWS
                for the years ended September 30, 2002 and 2001

                                                         2002           2001
                                                         ----           ----
                                                          $              $
Cash Flows from Operating Activities:
  Net Income (Loss) for the Year                      (5,238,000)   (20,327,000)
  Items not Involving Cash:
    Non-recurring Items (Note 12)                             --     16,366,000
    Amortization                                         797,000      1,600,000
    Future Income Taxes                                       --        (56,000)
                                                     -----------    -----------
                                                      (4,441,000)    (2,417,000)
                                                     -----------    -----------
    Changes in Non-cash Working Capital Balances:
      Accounts Receivable                              3,755,000      3,280,000
      Inventory                                        2,052,000      3,203,000
      Prepaid Expenses                                   391,000        (83,000)
      Accounts Payable and Accrued Liabilities        (1,221,000)    (5,568,000)
      Income Taxes Payable                                    --        (39,000)
      Non-controlling Interest                        (1,202,000)    (3,094,000)
                                                     -----------    -----------
                                                        (666,000)    (4,718,000)
                                                     -----------    -----------

Cash Flows from Investing Activities:
  Purchase of Capital Assets                            (888,000)      (478,000)
  Long-term Investments                               (1,246,000)    (3,571,000)
  Purchase of Goodwill and Other Assets                 (256,000)    (2,531,000)
                                                     -----------    -----------
                                                      (2,390,000)    (6,580,000)
                                                     -----------    -----------

Cash Flows from Financing Activities:
  Increase (Decrease) in Long-term Debt                  (49,000)      (474,000)
  Increase (Decrease) in Bank Indebtedness               513,000        845,000
  Issuance of Share Capital (Net of Costs)               234,000      3,106,000
                                                     -----------    -----------
                                                         698,000      3,477,000
                                                     -----------    -----------
Net Cash Flows for the Year                           (2,358,000)    (7,821,000)

Cash and Cash Equivalents - Beginning of the Year      5,993,000     13,814,000
                                                     -----------    -----------
Cash and Cash Equivalents - End of the Year            3,635,000      5,993,000
                                                     ===========    ===========


Cash and Cash Equivalents Represented by:
Cash                                                   1,982,000      1,847,000
Short-term Investments                                 1,653,000      4,146,000
                                                     -----------    -----------
                                                       3,635,000      5,993,000
                                                     ===========    ===========

                            (See Accompanying Notes)

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2002 and 2001

1.    Nature of Business:

      Eiger Technology, Inc. ("the Company") is incorporated under the laws of Ontario. Through its various subsidiaries, the Company offers Voice over Internet Protocol services to the Canadian long-distance market and manufactures and distributes electronic/computer peripherals and electronic ballasts to OEM and consumer markets worldwide.

2.    Significant Accounting Policies:

      (a)   Basis of Preparation:

            These financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Cdn. GAAP"). A reconciliation to U.S. generally accepted accounting principles ("U.S. GAAP") is provided in Note 13. Because a precise determination of assets and liabilities depends on future events, the preparation of periodic financial statements necessitates the use of estimates and approximations. Actual amounts may differ from these estimates.

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

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2002 and 2001

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

      (g)   Goodwill:

            Goodwill represents the excess of the purchase price of the Companys interest in subsidiary companies over the fair value of the underlying net identifiable assets at the time of acquisition. Goodwill is amortized over 10 years on a straight-line basis (40 years for acquisitions prior to 1997). Goodwill arising on acquisitions after June 30, 2001 is not amortized. Management evaluates the expected future net cash flows of the companies at each reporting date and adjusts goodwill for any impairment.

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

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2002 and 2001

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

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2002 and 2001

3.    Subsidiaries and Related Party Transactions:

      Eiger Technology, Inc. is related to the following corporations:

        Name of Corporation                     Nature of Relationship

        Newlook Industries Corp.                83.2% Subsidiary
        Vision Unlimited Equipment Inc.*        100% Subsidiary of Newlook
                                                Industries Corp.
        A.D.H. Custom Metal Fabricators Inc.    100% Subsidiary of Vision
                                                Unlimited Equipment Inc.
        Alexa Properties Inc.                   100% Subsidiary

        ETIFF Holdings, Inc.*                   100% Subsidiary
        K-Tronik International Corp.*           64% Subsidiary of ETIFF
                                                Holdings, Inc.
        K-Tronik North America Corp.            100% Subsidiary of K-Tronik
                                                International Corp.
        K-Tronik Asia Corp.                     100% Subsidiary of K-Tronik
                                                North America Corp.

        Alexa Korea Holdings, Inc.*             100% Subsidiary
        EigerNet, Inc.                          58.4% Subsidiary of Alexa Korea
                                                Holdings, Inc.
        Alexa (U.S.A.), Inc.*                   100% Subsidiary
        Eiger Labs Group, Inc.                  64% Subsidiary of Alexa
                                                (U.S.A.), Inc.

        Onlinetel, Inc.                         100% Subsidiary
        Onlinetel, Corp.                        100% Subsidiary

        * Inactive - holding company only

All transactions within the corporate group are in the normal course of business, are transacted at fair market value and recorded at the carrying value at the time, and are eliminated upon consolidation. Intercompany balances at the financial statement date are also eliminated upon consolidation.

Service fees paid to corporations owned by management personnel during the period totalled $456,000 (2001: $412,000).

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2002 and 2001

4.    Investments:

      (a)   Short-term Investments:

      Short-term investments are comprised of Canadian money market funds and short-term commercial paper plus accrued interest, having a market value equivalent to their cost amount.

      (b)   Long-term Investments:                            2002        2001
                                                              ----        ----
                                                               $           $

      Advances to Lexatec VR Systems Inc. (Note 10)          123,000     324,000
      Subsidiary long-term portfolio equity investments    1,527,000          --
      Subsidiary long-term investment in debt securities          --      80,000
      Other                                                       --          --
                                                           ---------   ---------
                                                           1,650,000     404,000
                                                           =========   =========

      The advances noted above are non-interest bearing, and have no specific terms of repayment.

5.    Accounts Receivable:

      Accounts receivable are reported net of an allowance for doubtful accounts of $2,373,000 (2001: $196,000).

6.    Capital Assets:

                                                  2002                    2001
                                   ---------------------------------   ---------
                                              Accumulated   Net Book    Net Book
                                      Cost    Amortization   Value       Value
                                   ---------------------------------   ---------
                                       $           $           $           $
      Land                           217,000          --     217,000     159,000
      Buildings                    1,060,000     150,000     910,000     920,000
      Machinery and Equipment      5,497,000   2,549,000   2,948,000   2,315,000
      Furniture and Fixtures         652,000     397,000     255,000     428,000
      Automotive Equipment           157,000      62,000      95,000     118,000
      Leasehold Improvements         116,000       4,000     112,000     116,000
      Computer Hardware              409,000     134,000     275,000     283,000
      Computer Software               58,000       3,000      55,000     202,000
                                   ---------------------------------   ---------
                                   8,166,000   3,299,000   4,867,000   4,541,000
                                   =============================================

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2002 and 2001

7.    Other:

                                                            2002         2001
                                                            ----         ----
                                                             $            $

      Product Development Costs                                 --      298,000
      Non-interest Bearing Long-term Deposits              409,000      682,000
      Regulatory Approval                                  153,000      174,000
      Other                                                156,000       68,000
                                                         ---------    ---------

                                                           718,000    1,222,000
                                                         =========    =========

8.    Bank Indebtedness :

      Foreign subsidiary lines of credit balances totalling $4,028,000 (Cdn.), bear interest at rates ranging from 5 - 7.25%, are secured by short-term investments, inventory and equipment, and are repayable upon demand.

9.    Long-term Debt:

                                                            2002         2001
                                                            ----         ----
                                                             $            $

      Royal Bank of Canada term loan repayable in
      monthly instalments of $10,000 plus interest
      calculated at Royal Bank prime plus 1/4%             625,000      745,000

      Shin Han Bank (Korea) term loan repayable                 --      303,000

      KiUp Bank (Korea) term loan repayable in
      monthly instalments of $2,083 plus interest
      calculated at 5.9% per annum                         375,000           --

      Other                                                 85,000       86,000
                                                        ----------   ----------

                                                         1,085,000    1,134,000

      Less: Current Portion                               (145,000)    (120,000)
                                                        ----------   ----------

                                                           940,000    1,014,000
                                                        ==========   ==========

      Principal payments required on long-term debt for the next five years are as follows: 2003: $145,000; 2004: $230,000; 2005: $145,000; 2006:
      $145,000; 2007: $145,000.

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2002 and 2001

10.   Financial Instruments:

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

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2002 and 2001

11.   Share Capital:

      Authorized: 100,000,000 Common Shares

      Issued:

                                                2002                        2001
                                      ------------------------    ------------------------
                                      No. of Shs.       $         No. of Shs.       $
                                      -----------                 -----------

      Beginning of Year:              36,215,853    42,543,000    33,945,858    39,437,000

      Issued: - private placement             --            --        70,000     1,839,000
              - exercise of options      310,000       209,000       400,000       350,000
              - acquisitions                  --            --     1,799,995       936,000
              - other                     90,000        47,000            --            --
              - costs of issue                              --                     (19,000)

      End of Year:                    36,615,853    42,799,000    36,215,853    42,543,000
                                     -------------------------   -------------------------

      Reciprocal Shareholdings          (568,049)     (564,000)     (526,929)     (542,000)
                                     -------------------------   -------------------------

      Net per Balance Sheets          35,047,804    42,235,000    35,688,924    42,001,000
                                     =========================   =========================

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

                                       2002                        2001
                            -----------------------     -----------------------
                            No. of Options     WAEP     No. of Options     WAEP
                            --------------     ----     --------------     ----
                                                $                           $

      Beginning of Year:      3,446,000        2.29       1,713,000        3.37

      Granted                 1,075,000        0.55       2,133,000        1.16
      Exercised                (310,000)        .67        (400,000)        .88
      Expired                  (300,000)       2.02              --          --
                              ---------                   ---------

      End of Year:            3,911,000        1.96       3,446,000        2.29
                              =========                   =========

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2002 and 2001

11.   Share Capital - continued:

      Stock options were exercised during the year at prices ranging from $0.50 to $ 0.75. The weighted average contractual life for options outstanding at year end was 1,224 days.

      During the year, proceeds from exercised stock options of $209,000 was credited to share capital (2001: $350,000). No amounts were recognized as compensation expense with respect to stock options granted or exercised in either of the reporting periods.

      Stock options have been granted to the CEO of K-Tronik North America Corp. contingent upon meeting sales quotas for that company as tabled below:

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

      No shares were issued in fiscal 2002 or fiscal 2001 as a result of this agreement.

      Management agreed to issue shares of the Company to four members of the management team of EigerNet, Inc. and Eiger Labs Group Inc. as performance earn out consideration contingent upon achieving the criteria tabled below for the combined results of those two companies:

                                                                    Common
         Year         Gross Sales             Net Income            Shares
         ----      -----------------       -----------------      ---------
         1999       $27 million U.S.       $1.0 million U.S.        600,000
         2000       $70 million U.S.       $2.5 million U.S.        750,000
         2001       $80 million U.S.       $3.5 million U.S.        750,000
         2002       $90 million U.S.       $4.0 million U.S.        900,000
         2003      $110 million U.S.       $4.5 million U.S.      1,000,000

      600,000 shares were issued in fiscal 2000 as a result of this agreement based on the operating results for 1999. No shares have been issued since that time, and none will be issued in fiscal 2003 pursuant to this agreement as the sales and income criteria have not been met.

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2002 and 2001

11.   Share Capital - continued:

      In connection with the Company's acquisition of Onlinetel, Inc. in fiscal 2001, the share exchange agreement allows that additional shares of Eiger Technology, Inc. may be issued to the former shareholders of Onlinetel, Inc. if certain earn out provisions are met as follows:

              Fiscal        Gross            Net           Common
               Year        Revenue          Income         Shares
               ----        -------          ------         ------
                              $               $              #

               2002       19,083,000       2,442,000      1,800,000
               2003       37,348,000       6,213,000      1,800,000
               2004       50,849,000       9,353,000      1,800,000
               2005       59,867,000      13,849,000      1,800,000

      Unmet earn out targets may be carried forward and met on a cumulative basis. The targets for fiscal 2002 were not met and are not being carried forward.

12.   Non-recurring Items:

                                                                     2002       2001
                                                                     ----       ----
                                                                      $          $

      Charge for impairment in value of consolidated goodwill           --    6,500,000

      Charge for impairment in value of long-term loans receivable      --    7,003,000

      Non-recurring charge for impairment in value of inventory         --      566,000

      Charge for impairment in value of capital assets                  --      184,000

      Charge for decline in value of long-term investments
      in shares of other corporations                                   --      982,000

      Charge for impairment in value of deferred product
      development costs                                                 --    1,131,000
                                                                ----------   ----------

                                                                        --   16,366,000
                                                                ==========   ==========

      Due to unfavourable economic conditions, particularly in the Republic of South Korea, the Company experienced significant and long-term decline in the value of the asset groups noted above.

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2002 and 2001

13.   Reconciliation to U.S. GAAP:

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

      Reconciliations to U.S. GAAP are as follows:

                                                                 2002           2001
                                                                 ----           ----
                                                                  $              $
Net Income (Loss):
         - per Cdn. GAAP                                      (5,238,000)   (20,327,000)

         - expense deferred product development costs net
           of portion relating to non-controlling interest       298,000        856,000
         - expense deferred organization costs net of
           portion relating to non-controlling interest               --        219,000
         - foreign currency translation adjustment               341,000        191,000
         - future income tax savings related to above           (100,000)      (347,000)
                                                             -----------    -----------

         - per U.S. GAAP                                      (4,699,000)   (19,408,000)
                                                             -----------    -----------

         Comprehensive item - foreign exchange adjustment       (341,000)      (191,000)
                                                             -----------    -----------

         Comprehensive Income                                 (5,040,000)   (19,599,000)
                                                             ===========    ===========

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2002 and 2001

13.   Reconciliation to U.S. GAAP - continued:

                                                                        2002           2001
                                                                        ----           ----
                                                                         $              $
      Retained Earnings:
            - per Cdn. GAAP                                         (26,329,000)   (21,091,000)
            - expense deferred product development costs
              net of portion relating to non-controlling interest            --       (298,000)
            - foreign currency translation adjustments                  667,000        326,000
            - future income tax savings related to above                     --        100,000
                                                                    -----------    -----------

            - per U.S. GAAP                                         (25,662,000)   (20,963,000)
                                                                    ===========    ===========

      Accumulated Other Comprehensive Items:
            - per Cdn. GAAP                                                  --             --
            - foreign currency translation adjustments                 (667,000)      (326,000)
                                                                    -----------    -----------

            - per U.S. GAAP                                            (667,000)      (326,000)
                                                                    ===========    ===========

      Total Assets:
            - per Cdn GAAP                                            23758,000     30,721,000
            - expense deferred product development costs                     --       (298,000)
            - increase in future income tax assets                           --        100,000
                                                                    -----------    -----------

            - per U.S. GAAP                                          23,758,000     30,523,000
                                                                    ===========    ===========

      Earnings per Share:
      Basic                                                                (.14)          (.59)
                                                                    -----------    -----------

      Fully Diluted                                                        (.14)          (.59)
                                                                    -----------    -----------

        Pro-forma Disclosure (SFAS No. 123):

            Had SFAS No. 123 been followed, net income would have decreased by $285,000 in fiscal 2002 (2001: $1,766,000), and basic and fully diluted earnings per share would have been (.15) and (.15) respectively (2001: (.64) and (.64)).

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2002 and 2001

14.   Cash Payments of Interest and Income Taxes:

                                            2002        2001
                                            ----        ----
                                             $           $

            Interest                      538,000     555,000
                                          =======     =======
            Income Taxes                       --      15,000
                                          =======     =======

15.   Commitments:

      As at September 30, 2002, the Company had commitments under the terms of various operating leases requiring annual rental payments as follows:
      2003: $551,000; 2004: $347,000; 2005: $160,000; 2006: $160,000; 2007:
      $160,000.

16.   Segmented Information:

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

      "K-Tronik" includes K-Tronik North America Corp., a distributor of electronic ballasts based in Hackensack, New Jersey, and K-Tronik Asia Corp., a manufacturer of electronic ballasts operating in Korea.

      "Onlinetel" consists of Onlinetel, Corp. and Onlinetel Inc. which provide Voice over Internet Protocol services to the Canadian long distance market.

      "Eiger" includes Eiger Labs Group, Inc. and EierNet, Inc. Both of these companies are involved in the production and distribution of electronic communications products. EigerNet, Inc. is located in South Korea, while Eiger Labs Group, Inc. operates out of California.

      Segmented financial information is presented on the following two pages.

                             EIGER TECHNOLOGY, INC.
                              SEGMENTED INFORMATION
                               September 30, 2002

                                                                                                                         Totals per
                                                                                                 All       Reconciling   Financial
                                              ADH       K-Tronik     Onlinetel     Eiger        Others        Items      Statements
                                           ---------   ----------   ----------   ----------   ----------   -----------   ----------
                                               $           $             $           $           $             $              $
Sales:
  External:
    - Domestic                             1,310,000           --    1,869,000           --           --                  3,179,000
    - Foreign                                108,000   10,107,000       48,000    5,882,000           --            --   16,145,000
  Intersegment                                    --           --           --           --           --            --           --
                                           ---------   ----------   ----------   ----------   ----------   -----------   ----------
                                           1,418,000   10,107,000    1,917,000    5,882,000           --            --   19,324,000

Cost of Sales                              1,342,000    8,023,000    1,615,000    6,358,000           --      (193,000)  17,145,000
                                           ---------   ----------   ----------   ----------   ----------   -----------   ----------

Gross Margin                                  76,000    2,084,000      302,000     (476,000)          --       193,000    2,179,000
                                           ---------   ----------   ----------   ----------   ----------   -----------   ----------

Expenses:
  Operations and Administration              314,000    2,890,000    1,573,000    2,242,000    1,237,000       193,000    8,449,000
  Amortization of Capital and Other Assets   164,000      147,000      252,000      202,000       33,000            --      798,000
  Interest on Long-term Debt                  39,000           --           --       21,000         --              --       60,000
  Other Interest and Bank Charges              5,000      351,000       12,000      127,000        7,000            --      502,000
                                           ---------   ----------   ----------   ----------   ----------   -----------   ----------
                                             522,000    3,388,000    1,837,000    2,592,000    1,277,000       193,000    9,809,000
                                           ---------   ----------   ----------   ----------   ----------   -----------   ----------

Income (Loss) before Taxes                  (446,000)  (1,304,000)  (1,535,000)  (3,068,000)  (1,277,000)           --   (7,630,000)

Provision for Income Taxes                        --           --           --           --           --            --           --
                                           ---------   ----------   ----------   ----------   ----------   -----------   ----------

Income (Loss) before Non-recurring Items    (446,000)  (1,304,000)  (1,535,000)  (3,068,000)  (1,277,000)           --   (7,630,000)

Non-recurring Items                               --           --           --           --           --            --           --

Non-controlling Interest                      34,000      443,000           --    1,915,000           --            --    2,392,000
                                           ---------   ----------   ----------   ----------   ----------   -----------   ----------

Net Income (Loss) for the Year              (412,000)    (861,000)  (1,535,000)  (1,153,000)  (1,277,000)           --   (5,238,000)
                                           =========   ==========   ==========   ==========   ==========   ===========   ==========

Cash Flows:
  From Operating Activities                 (331,000)    (147,000)    (660,000)    (698,000)  (1,271,000)    2,441,000     (666,000)

  From Investing Activities                  144,000           --   (1,380,000)     593,000   (1,622,000)     (125,000)  (2,390,000)

  From Financing Activities                  107,000      442,000    1,909,000      323,000      233,000    (2,316,000)     698,000
                                           ---------   ----------   ----------   ----------   ----------   -----------   ----------

                                             (80,000)     295,000     (131,000)     218,000   (2,660,000)           --   (2,358,000)
Cash and Cash Equivalents:
  Beginning of the Year                      312,000      147,000      208,000    1,461,000    3,865,000            --    5,993,000
                                           ---------   ----------   ----------   ----------   ----------   -----------   ----------

End of the Year                              232,000      442,000       77,000    1,679,000    1,205,000            --    3,635,000
                                           =========   ==========   ==========   ==========   ==========   ===========   ==========

Expenditures on Capital Assets
  and Goodwill during the Year               614,000           --      794,000      235,000        5,000            --    1,648,000
                                           =========   ==========   ==========   ==========   ==========   ===========   ==========

Balance of Capital Assets and
  Goodwill - End of the Year
    - Domestic                             2,323,000           --    2,579,000           --      107,000            --    5,009,000
    - Foreign                                     --    1,338,000           --    1,533,000           --            --    2,871,000
                                           ---------   ----------   ----------   ----------   ----------   -----------   ----------

                                           2,323,000    1,338,000    2,579,000    1,533,000      107,000            --    7,880,000
                                           =========   ==========   ==========   ==========   ==========   ===========   ==========

Amount of Investment in Investees
Subject to Significant Influence                  --           --           --           --           --            --           --
                                           =========   ==========   ==========   ==========   ==========   ===========   ==========

Total Assets                               3,573,000    7,012,000    3,870,000    8,579,000   34,261,000   (33,537,000)  23,758,000
                                           =========   ==========   ==========   ==========   ==========   ===========   ==========

                             EIGER TECHNOLOGY, INC.
                              SEGMENTED INFORMATION
                               September 30, 2001

                                                                                                                        Totals per
                                                                                                All       Reconciling   Financial
                                              ADH       K-Tronik    Onlinetel     Eiger        Others        Items      Statements
                                           ---------   ----------  ----------   ----------   ----------   -----------   ----------
                                               $           $            $           $            $             $             $
Sales:
  External:
    - Domestic                             2,301,000           --     234,000            --           --            --    2,535,000
    - Foreign                                     --   10,107,000          --    17,428,000           --            --   27,535,000
  Intersegment                                    --           --          --            --           --            --           --
                                           ---------   ----------   ---------   -----------  -----------   -----------  -----------
                                           2,301,000   10,107,000     234,000    17,428,000           --            --   30,070,000

Cost of Sales                              2,004,000    7,934,000          --    17,958,000           --      (185,000)  27,711,000
                                           ---------   ----------   ---------   -----------  -----------   -----------  -----------

Gross Margin                                 297,000    2,173,000     234,000      (530,000)          --            --    2,359,000
                                           ---------   ----------   ---------   -----------  -----------   -----------  -----------

Expenses:
  Operations and Administration              509,000    3,014,000     335,000     3,394,000      777,000      (260,000)   7,769,000
  Amortization of Capital and Other Assets   210,000      655,000      28,000       676,000       31,000            --    1,600,000
  Interest on Long-term Debt                  65,000           --          --        33,000           --            --       98,000
  Other Interest and Bank Charges             56,000      360,000          --        61,000        3,000            --      480,000
                                           ---------   ----------   ---------   -----------  -----------   -----------  -----------
                                             840,000    4,029,000     363,000     4,164,000      811,000            --    9,947,000
                                           ---------   ----------   ---------   -----------  -----------   -----------  -----------

Income (Loss) before Taxes                  (543,000)  (1,856,000)   (129,000)   (4,694,000)    (811,000)           --   (7,588,000)

Provision for Income Taxes                   (72,000)      15,000          --       (20,000)          --        15,000      (62,000)
                                           ---------   ----------   ---------   -----------  -----------   -----------  -----------

Income (Loss) before Non-recurring Items    (471,000)  (1,871,000)   (129,000)   (4,674,000)    (811,000)           --   (7,526,000)

Non-recurring Items                         (136,000)  (1,048,000)         --    (8,691,000)  (6,491,000)           --  (16,366,000)

Non-controlling Interest                       2,000    1,245,000          --     2,318,000           --            --    3,565,000
                                           ---------   ----------   ---------   -----------  -----------   -----------  -----------

Net Income (Loss) for the Year              (605,000)  (1,674,000)   (129,000)  (11,047,000)  (7,302,000)           --  (20,327,000)
                                           =========   ==========   =========   ===========  ===========   ===========  ===========

Cash Flows:
  From Operating Activities                 (224,000)  (1,892,000)   (303,000)   (1,399,000)    (900,000)           --   (4,718,000)

  From Investing Activities                  (32,000)    (112,000)   (158,000)   (2,282,000) (10,801,000)    6,805,000   (6,580,000)

  From Financing Activities                  568,000    1,705,000     669,000     4,205,000    3,135,000    (6,805,000)   3,477,000
                                           ---------   ----------   ---------   -----------  -----------   -----------  -----------

                                             312,000     (299,000)    208,000       524,000   (8,566,000)           --   (7,821,000)
Cash and Cash Equivalents:
  Beginning of the Year                           --      446,000          --       937,000   12,431,000            --   13,814,000
                                           ---------   ----------   ---------   -----------  -----------   -----------  -----------

  End of the Year                            312,000      147,000     208,000     1,461,000    3,865,000            --    5,993,000
                                           =========   ==========   =========   ===========  ===========   ===========  ===========

Expenditures on Capital Assets
  and Goodwill during the Year                32,000      207,000   1,472,000        43,000       38,000            --    1,792,000
                                           =========   ==========   =========   ===========  ===========   ===========  ===========

Balance of Capital Assets and
  Goodwill - End of the Year
    - Domestic                             1,803,000           --   2,037,000            --      116,000            --    3,956,000
    - Foreign                                     --    1,596,000          --     1,477,000           --            --    3,073,000
                                           ---------   ----------   ---------   -----------  -----------   -----------  -----------

                                           1,803,000    1,596,000   2,037,000     1,477,000      116,000            --    7,029,000
                                           =========   ==========   =========   ===========  ===========   ===========  ===========

Amount of Investment in Investees
  Subject to Significant Influence                --           --          --            --           --            --           --
                                           =========   ==========   =========   ===========  ===========   ===========  ===========

Total Assets                               4,428,000    8,440,000   2,423,000    14,351,000   35,402,000   (34,323,000)  30,721,000
                                           =========   ==========   =========   ===========  ===========   ===========  ===========