Form 20-F/A
period 2002-09-30
EIGER TECHNOLOGY INC
filed 2003-03-31
CIK 1040702

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Form 20-F/A-1

ANNUAL REPORT PURSUANT TO SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2002

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

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report: 36,615,853 Common Shares without par value.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes |X| No |_|

Indicate by check mark which financial statement item the registrant has elected to follow.

                             Item 17 |_| Item 18 |X|

                                                           The Index to Exhibits
                                                            is found at Page  39

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

"LAN" "Local Area Network" - A group of PC's, computers and peripheral devices that are linked together where each device is located in close proximity to all the other devices. LANs typically consist of a number of PC's, shares printers, shared directories and files.

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

"Soft Switch Technology"      Software based telecommunications equipment as
                              opposed to dedicated analog circuit switched technology.

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

"Advertising Based            Whereby a user listens to a 15 second
Calling"                      advertisement prior to receiving a free long
                              distance call.

"Technology Platform"         A chosen architecture for technology.

"Toll Quality"                The standard of quality on a traditional circuit
                              switched network.

"OEM"                         Original Equipment Manufacturer.

                        TABLE OF CONTENTS

                                                                            Page

                              PART I

Item 1.     Identity of Directors, Senior Management and Advisors              5
                  Not Applicable
Item 2.     Offer Statistics and Expected Timetable - Not Applicable.          5
Item 3.     Key Information                                                    5
Item 4.     Information on the Company                                         9
Item 5.     Operating and Financial Review and Prospects                      19
Item 6.     Directors, Senior Management and Employees                        22
Item 7.     Major Shareholders and Related Party Transactions                 25
Item 8.     Financial Information                                             26
Item 9.     The Offer and Listing                                             27
Item 10.    Additional Information                                            29
Item 11.    Quantitative and Qualitative Disclosure about Market Risk
                  Not Applicable                                              37
Item 12.    Description of Securities Other than Equity Securities
                  Not Applicable                                              37

                              PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies
                  Not Applicable                                              38
Item 14.    Material Modifications to the Rights of Security Holders and
            Use of Proceeds - Not Applicable                                  38
Item 15.    Controls and Procedures                                           38
Item 16.    Reserved.                                                         38

                              PART III

Item 17.    Financial Statements - Not Applicable                             39
Item 18.    Financial Statements                                              39
Item 19.    Exhibits                                                          39

SIGNATURES

                                     PART I

Item 1. Identity of Directors, Senior Management and Advisers

      Not Applicable.

Item 2. Offer Statistics and Expected Timetable

      Not Applicable.

Item 3. Key Information

      A. Selected financial data.

The selected consolidated financial information set out below has been obtained from financial statements which reflect the Company's business operations. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. For reconciliation to US GAAP refer to Note 13 of the attached audited statements. The following table summarizes information pertaining to operations of the Company for the last five years ended September 30, 2002.

                                 2002            2001            2000            1999            1998
                             ------------    ------------    ------------    ------------    ------------
Working Capital                $3,992,000     $12,815,000     $23,404,000      $4,765,000      $1,169,000

Revenue                       $19,325,000     $30,070,000     $57,068,000      $8,433,000      $4,796,000

Income (Loss) from
Operation:                    ($5,238,000)   ($20,327,000)      ($693,000)      ($742,000)       $508,000

Income (Loss) from
Continuing Operation:         ($5,238,000)   ($20,327,000)      ($629,000)    ($1,287,000)       $508,000

Net Income (Loss):            ($5,238,000)   ($20,327,000)      ($693,000)      ($742,000)       $508,000

Earnings (Loss) per Share:         ($0.15)         ($0.59)         ($0.03)         ($0.05)          $0.01

Total Assets:                 $23,758,000     $30,721,000     $57,145,000     $17,018,000      $9,221,000

Net Assets:                   $16,123,000     $21,127,000     $38,348,000      $8,337,000      $3,064,000

Long Term Debt:                  $940,000      $1,014,000      $1,488,000      $1,111,000      $1,477,000

                                 2002            2001            2000            1999            1998
                             ------------    ------------    ------------    ------------    ------------
Total Liabilities:             $9,508,000     $10,265,000     $15,501,000      $6,727,000      $5,689,000

Share Capital:                $42,235,000     $42,001,000     $38,895,000      $8,191,000      $2,176,000

Retained Earnings
(Deficit):                   ($26,329,000)   ($21,091,000)      ($764,000)       ($71,000)       $671,000

Number of Shares:              36,615,853      36,215,853      33,945,858      20,457,429      13,815,001

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

--------------------------------------------------------------------------------
                                Fiscal Year Ended
                                  September 30
--------------------------------------------------------------------------------

                                       2002     2001     2000     1999     1998

High                                  0.6619   0.6669   0.6903   0.6913   0.7300

Low                                   0.6200   0.6330   0.6686   0.6362   0.6330

Average                               0.6357   0.6513   0.6793   0.6637   0.6840

Period                                0.6304   0.6330   0.6636   0.6813   0.6540

On March 11, 2003 the exchange rate of Canadian dollars into United States dollars, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York City, was Cdn. $1.00 equals U.S. $0.6791.

The following table sets forth, for the most recent previous six months, the high and low rates of exchange of Canadian dollars into United States dollars. The latest practicable date for March was noon buying rate on March 25, 2003.

                              MAR      FEB      JAN      DEC      NOV      OCT
                              2003     2003     2003     2002     2002     2002

High                         0.6822   0.6720   0.6570   0.6461   0.6440   0.6407

Low                          0.6709   0.6530   0.6349   0.6329   0.6288   0.6272

B. Capitalization and indebtedness.

      Not Applicable.

C. Reasons for the offer and use of proceeds.

      Not Applicable.

D. Risk factors.

The Company's operations are subject to a variety of risks and uncertainties. The following factors are considered a list of known material risks factors associated with the Company's operations.

Foreign Operations

The Company derives 30% of its revenue from international sales outside of North America and 53% from the United States. International sales are subject to certain risks, including unexpected changes in legal and regulatory requirements and policy changes affecting the Company's markets; changes in tariffs, currency exchange rates and other barriers; political and economic instability; difficulties in accounts receivable collection; difficulties in managing distributors and representatives; difficulties in protecting the Company's intellectual property; and potentially adverse tax consequences. See also "Foreign Exchange Rate" below.

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

Intellectual Property

The Company has not obtained patent protection for its proprietary technology or products and has not registered any trademarks or copyrights. As the Company has not protected its intellectual property, competitors copying or otherwise exploiting the features of the Company's technology, products, information or services may adversely affect its business.

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

Risks of International Business

Currently two of the Company's production facilities are based in South Korea while the other facility is located in Canada. As well, the Company distributes, markets and sells its products in numerous foreign countries. Accordingly, the Company is subject to the risks associated with producing and selling in international markets. These risks include the imposition of tariff and non-tariff barriers, trade requirements for export licenses, and local business regulation, including the imposition of taxes.

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

On September 15, 2000, the Company sold its 60% interest in Lexatec VR Systems, Inc.

During fiscal 1998, the Company consolidated two of its South Korean subsidiaries, Energy Products, Inc. (a manufacturer of electronic ballasts) and Chakers, Inc. (its South Korean energy saving products sales arm), which were eventually combined under the name "K-Tronik Asia, Inc."

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

                                COMBINED GROSS    COMBINED NET
YEAR                                SALES            INCOME        COMMON SHARES
-----------------------------   --------------   ---------------   -------------

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

600,000 common shares of the Company were issued on February 29, 2000 pursuant to this agreement. The Company's common shares were trading at $8.00 Cdn. on that date. No shares were be issued during 2002 for the fiscal 2001 year, and therefore may be issued during subsequent years provided combined gross sales and net income targets are achieved on a cumulative basis.

The Company moved its Eiger Net manufacturing facility to a modern 35,000 sq. ft. facility within Seoul, South Korea. This facility includes equipment capable of manufacturing high quality, technologically complex printed circuit board assemblies and electronic technical products. Eiger Net also received QS 9000 certification during the 2000 fiscal year. Eiger Labs and Eiger Net have experienced a significant decrease in sales and earnings as a result of the global recession and a downturn in the computer peripheral sector.

Eiger has acquired 100% of the shares of Onlinetel through a Share Exchange agreement under the provisions of Chapter 92a of the NGCL (Nevada General Corporate Law). Onlinetel has commitments totalling 97.7% from its shareholder base of 57, with final signatures expected over the next 90 days. Eiger issued 1,800,000 shares on a pro rata basis for 100% of the shares of Onlinetel.

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

                               2002          2003          2004          2005
                           -----------   -----------   -----------   -----------

Revenue                    $19,083,488   $37,347,766   $50,849,180   $59,867,184

Net Income                  $2,442,015    $6,212,532    $9,352,747   $13,848,741

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

Recent Financings

2003 Private Placement

On March 27, 2003, Eiger closed a private placement (the "Private Placement") of 1 million units in its securities at a price of $0.45 per unit for total proceeds of $450,000. Each unit (the "Units") is comprised of one share and one share purchase warrant (the "Warrants"). The Warrants, each of which is convertible to one common share upon exercise, are exercisable for a period of one year at an exercise price of $0.55 per warrant. The shares and warrants comprising the private placement carry a hold period of four months commencing from the date of their issuance, being July 26, 2003. Insiders of the company purchased a total of 310,598 units at $0.46 per unit. The higher price to insiders resulted in the issuance of 993,098 units for total proceeds of $450,000. Proceeds from the Private Placement will be used to fund ongoing working capital requirements of Eiger, which include the funding of new marketing initiatives aimed at accelerating the growth of Onlinetel's Voice over IP telephony business.

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

Other Recent Developments

Eiger takes K-Tronik Public

Eiger Technology took its subsidiary, K-Tronik International Corp., public in 2002 by way of a reverse acquisition with LMC Capital Corp., a US reporting issuer. Eiger Technology owns 53% of K-Tronik through its US subsidiary ETIFF Holdings, Inc.

Eiger has received 7,571,428 shares of LMC for its 53% stake in K-Tronik. Eiger also received 7,071,000 shares at an average price of US $0.58 per share in part because of its agreement to convert debt owed to it by K-Tronik totaling US $4,071,000. The total consideration that Eiger is to receive in the transaction is 14,642,428 shares, which represents 64% of the shares of LMC. Mr. Robert Kim, President and founder of K-Tronik received a total of 6,714,286 shares of K-Tronik for his 47% stake in the company.

Eiger takes ADH Public

Eiger has taken its subsidiary ADH Custom Metal Fabricators Inc. public in 2002, by way of a reverse acquisition with Newlook Capital Corp., a CDNX listed company (Ticker Symbol - NLI). Eiger Technology currently owns 100% of ADH through its subsidiary Vision Unlimited Equipment Inc.

The action is in keeping with Eiger's strategy to monetize its non-core technology holdings by way of outright sale or public offering. This strategy was completed in order to raise additional working capital for Eiger without further dilution to shareholders.

The terms of the transaction are as follows:

In exchange for the issuance to it of 4,800,000 common shares of Newlook at a deemed price of $0.50 per common share (for a total purchase price of $2,400,000), Eiger has sold to Newlook all of the issued and outstanding shares of Vision Unlimited Equipment Inc. (the "Vision Shares") and through the sale of the Vision shares, all of the issued and outstanding shares of Vision's subsidiary, ADH Custom Metal Fabricators Inc.

Closing of the Vision/ADH Agreement has seen the resignations of the existing board of directors and officers of Newlook and the appointment of Mr. Gerry Racicot, Mr. Keith Attoe and Mr. John Ramsbottom to the board of directors of Newlook. These persons have also been appointed as the officers of Newlook.

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

ONLINETEL CORP.

Onlinetel Corp. is a telecommunications software and services company, which harnesses the power of soft-switch technology to deliver state of the art Voice over Internet Protocol (VoIP) communication services to individuals, businesses and carriers. Utilizing soft switch technology, Onlinetel converts analog voice conversation to digital I.P. packets and routes voice calls, phone-to-phone, over the Internet from any wireless or landline connection. VoIP and the integration of voice and data networks is a competitive threat to providers of traditional telecom services because of the substantial increase in communication cost efficiencies of both running voice and data over a single integrated infrastructure and the ability to bypass per minute usage rates.

Using its Intelliswitch application, Onlinetel pioneered and developed a new media for advertisers, enabling individuals and businesses to benefit from free long distance calling in exchange for listening to a 15 second paid advertisement, and enabling sponsors to benefit from one-to-one advertisements to callers. The first commercial application of this advertisement-based calling network was launched in the Greater Toronto Area (GTA) 905 area code. In 2001, Onlinetel experienced dramatic growth in advertising revenue as its user base in the GTA 905 area code grew to over 200,000 households, or just under 20% of the market. Additionally, Onlinetel is currently processing over 15 million minutes of traffic per month in this market.

In 2003, Onlinetel anticipates continuing to launch advertising based calling networks in additional area codes nationally in order to significantly expand its user base and advertising revenue. As well, by leveraging its technology platform and scalable network infrastructure, Onlinetel has commenced several potentially lucrative product offerings targeted to its growing user base; lowest cost 10-10 based international calling, residential and corporate flat rate subscription plans for unlimited calling between major centers nationally, flat rate unlimited internet access services, and customized prepaid phone card plans.

Onlinetel delivers toll-quality communications at relatively low long distance rates. With reduced investment cost burdens, Onlinetel's soft-switch technology reliably scales to service millions of callers. Onlinetel's continued expansion of its own national network along with seamless and virtual connections worldwide with leading carriers is anticipated to extend Onlinetel's reach to the global community in the future.

K-TRONIK INTERNATIONAL CORPORATION

K-Tronik is a North American manufacturer of energy efficient electronic ballasts for fluorescent lighting. K-Tronik supplies ballasts worldwide to OEMs such as Lightolier, Fontana, Edison, Visioneering, Peerless and others. K-Tronik has developed a broad product line, low cost production and one of the lowest product defect rates in the growing energy technology industry (less than 0.04%).

K-Tronik had sales of CDN$10,107,000 in 2002, and has experienced steady sales revenue from the previous year. This rapid growth is due in part to the United States Department of Energy's mandate that all fluorescent lamp ballasts produced after April 1, 2005 must be converted to energy efficient electronic ballasts, as opposed to less efficient electromagnetic ballasts. Currently, electronic ballasts represent 40% of the annual US $1 Billion North American ballast market. The strong brand recognition and market share built by K-Tronik over the past three years has also contributed significantly to its growth and has positioned it for sales momentum in the future.

Based on this growth, Eiger announced its plans to take K-Tronik public in 2003 by way of a reverse acquisition with LMC Capital Corp., a US reporting issuer. The decision to take K- Tronik public was also based on maximizing Eiger's return on shareholder equity that, according to management, is currently not reflected in Eiger's share price. The public listing of K-Tronik will potentially enable Eiger to realize this value and raise working capital without dilution to Shareholders through the sale of its K-Tronik shares to the public.

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

EIGER NET INC.

Eiger Net is involved in the R&D, engineering and manufacturing of CDMA and GSM wireless phones, and multimedia and data communication cards such as 56K and DSL modem cards, Home PNA cards, LAN cards, MP3 modules and other Internet access devices for OEM consumer electronics companies worldwide. Eiger Net is located in South Korea and has 30 employees.

In 2000 Eiger Net invested in new manufacturing capacity and obtained a QS 9000 certification in order to able to compete for large volume OEM consumer electronics contracts. As a result of those initiatives, Eiger experienced dramatic revenue growth in 2000 and was cash flow positive. Eiger Net has commenced production of cellular phone assembly as is expected to continue production throughout 2003.

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

ADH went through significant restructuring in 2001 and, in November 2001 hired John Ramsbottom as President. ADH identified certain high growth segments in the electrical cabinetry and enclosure market that management believes will fuel internal growth, and also developed an acquisition strategy to consolidate a highly fragmented North American manufacturing industry. As part of this consolidation strategy, Eiger announced in December 2001 that it is taking ADH public by way of reverse acquisition of CDNX listed Newlook Capital Corp. in order to utilize capital markets to facilitate its acquisition strategy.

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

Sales and Revenue Analysis

Sales                                    Fiscal 2002   Fiscal 2001   Fiscal 2000
--------------------------------------   -----------   -----------   -----------

Computer Peripherals                     $ 5,882,000   $17,428,000   $47,513,000

Electronic Ballasts                      $10,107,000   $10,107,000   $ 6,718,000

Fabricated Products                      $ 1,418,000   $ 2,301,000   $ 2,839,000

VoIP Communication Services              $ 1,917,000   $   234,000           Nil

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

The key to the Eiger Net's distribution network is its ability to market its product line effectively to major OEM's in Korea such as Samsung and LG.

ADH's distribution is performed by an internal sales force directly to manufacturers in Southwestern Ontario.

      C. Organizational structure.

The following is a list of each subsidiary of the Company and the jurisdiction of incorporation and the direct or indirect percentage ownership by the Company of each subsidiary:

                                                           Percentage of Voting
                                         Jurisdiction of   Securities Owned of
Name of Subsidiary                        Organization          Controlled
--------------------------------------   ---------------   --------------------

Onlinetel Corp.                              Ontario                        100%

Eiger Net, Inc. ("Eiger Net")              South Korea                       58%

K-Tronik International Corp.                 Nevada                          64%
("K-Tronik")

ADH Custom Metal Fabricators Inc.            Ontario                         83%
"ADH")

Eiger Labs Group, Inc. ("Eiger Labs")      California                        64%

The following is an organizational chart showing the Company's material subsidiaries:

                                     ----------------------
                                     Eiger Technology, Inc.
                                     ----------------------
                                               |
                                               |
                                               |
         +-----------------------+----------------------+-------------------------+
         |                       |                      |                         |
         |                       |                      |                         |
         |    100%               |      58%             |     64%                 |         83%
------------------   ----------------------   -------------------   ---------------------------
 Onlinetel Corp.        Eiger Net, Inc.            K-Tronik          Newlook Industries Corp.
(an Ontario corp.)   (a South Korean corp.)   International Corp.   (an British Columbia corp.)
                                               (a Nevada corp.)
------------------   ----------------------   -------------------   ---------------------------

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

The land and property are subject to a first mortgage of $1,213,000, with a balance of $625,000 at September 30, 2002.

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

Item 5. Operating and Financial Review and Prospects

The information provided in this section endeavors to summarize the company's financial condition and results of operations for the periods specified, including the causes for material changes to provide an understanding of the company's business as a whole. The information also attempts to relate all separate segments of the company. The discussion provided therein should be read in conjunction with the Company's consolidated financial statements and related notes.

      A. Operating results.

Despite continued weakness in the global economy in 2002, Eiger was successful in reducing overall losses. In fiscal 2002, earnings per share improved to ($0.15) from ($0.23) in fiscal 2001 and cash flow from operations improved to ($0.7 million) from ($4.7 million) during the same period. Despite revenue growth at Onlinetel, overall revenue decreased to $19.3 million in fiscal 2002 compared to $30.1 million in fiscal 2001, mainly due to a reduction in Eiger Net Inc.'s sales of $11.5 million reflecting continued weakness in the global economy. Revenue from ongoing operations were as follows:

                                                                      Increase
($000's)                                           2002      2001    (Decrease)

Onlinetel                                         1,917       234         1,683
Eiger                                             5,882    17,428       (11,546)
K-Tronik                                         10,107    10,107            --
ADH                                               1,418     2,301          (883)
                                                 ------   -------    ----------
                                                 19,324    30,070       (10,746)
                                                 ======   =======    ==========

Management is of the opinion that the economic recession will continue for the remainder of 2003. Management also believes that cost savings businesses such as energy saving electronic ballasts (K-Tronik) and VoIP (Onlinetel) should benefit from a cost-conscious marketplace.

Onlinetel revenue increased due to the launch of Voice over IP telephony services, including flat rate long distance subscription plans, 10-10 casual calling long distance services, and carrier termination and origination services. K-Tronik sales were maintained through a broadening of product offerings and continued increase in brand recognition. ADH sales decreased due to the reduction in outsourcing needed by its primary customers in South-western Ontario. Sales at Eiger Labs and Eiger Net decreased as a result of reduced consumer demand due to a weak global economy.

Expenses decreased approximately 2% during the year ended September 30, 2002 to $9,809,000 from $9,947,000 for the year ended September 30, 2001. Selling, General and Administrative Expenses ("SG&A") increased by approximately 8.7% (2002: $8,451,000; 2001: $ 7,769,000), primarily due to recording a full year of SG&A from Onlinetel in 2002 vis-a-vis 2 months of operations in the previous year. SG&A consisted principally of salaries and benefits, and the operating costs associated with sales at Eiger Labs, Eiger Net and K-Tronik.

While interest on long-term debt also decreased (September 30, 2002: $60,000; September 30, 2001: $98,000), other interest and bank charges increased (September 30, 2002: $501,000; September 30, 2001: $480,000). This was due to a
reduction in long-term debt at Eiger Group of Companies.

Amortization of goodwill and other assets decreased from $1,032,000 in fiscal 2001 to $235,000 in fiscal 2002.

      B. Liquidity and capital resources.

At September 30, 2002, the Company's cash position has decreased to $3,635,000 from $5,993,000 at the end of September 30, 2001 and its working capital decreased by $7,873,000 to $4,942,000 at September 30, 2002, $ 2,390,000
principally as a result of investment commitments funded during the year at Onlinetel. The Company increased its share capital from $42,001,000 at September 30, 2001 to $42,235,000 at September 30, 2002, through the issuance of 400,000 shares at an average price of $ 0.64.

The decrease in the Company's accounts receivable to $ 5,004,000 at September 30, 2002 from $8,759,000 at September 30, 2001 is due to the decrease in the volume of business at Eiger Net.

Inventory decreased to $4,493,000 September 30, 2002 from $6,545,000 as a result in the decrease in the volume of business at Eiger Net. Accounts payable decreased from $5,616,000 to $4,395,000.

      C. Research and development, patents and licenses, etc.

Research and development expenses were nil ($20,000: 2001; $987,000: 2000) for the year ended September 30, 2002 as a result of a cost cutting program in place until the economy improves.

The Company has employed trained professionals to perform its research and development work, most of whom have work experience in the field of computer technology and product development for established corporations such as Samsung and Garnet Systems.

Management believes that the Company has a competitive advantage over many of its competitors in terms of product development and market rollout as it has conducted all of its own research and development, which management believes many of its competitors do not. This has enabled management to monitor both the timely development of products with a view to current technology and market demand as well as controlling the cost-effectiveness of research and development activities, thereby reducing overhead costs and the risk of timing delays that could lead to introduction of obsolete products into the rapidly changing marketplace in which the Company operates.

      D. Trend information.

The Company is currently affected by several industry trends. One trend is that of the expansion of Voice over Internet Protocol (VoIP) usage in North America. VoIP is expected to a high growth market over the next few years. For example, revenue from VoIP services is expected to be $32 Billion in 2005, up from $1.8 Billion in 2000 according to iLocus. Additionally, Frost & Sullivan has commented that the compounded annual growth rate of VoIP services from 1999-2006 will be 182%. The impetus for this growth is the competitive threat that VoIP poses to providers of traditional telecom services. Essentially, VoIP substantially increases communication cost efficiencies by running voice and data over a single integrated infrastructure and bypassing traditional per minute telecommunication usage rates.

Through its wholly owned subsidiary, Onlinetel Corp., Eiger is positioned to play a principal role in the Canadian VoIP services market. Through its advertising based calling network, Onlinetel currently has a user base of over 250,000 households in the Greater Toronto Area (GTA) 905 area code and processes over 15 million minutes of traffic per month in this market. In 2002, Onlinetel anticipates launching additional advertising based calling networks nationally in order to significantly expand its user base and introducing several potentially lucrative VoIP products to its growing user base; lowest cost 10-10 based international calling, residential and corporate flat rate subscription plans for unlimited calling between major centers nationally, flat rate unlimited internet access services, and customized prepaid phone card plans.

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

The following is a list of the current directors and senior officers of the Company, their municipalities of residence, their current position with the Company and their principal occupations:

Gerry A. Racicot        Norwich ON        President, C.E.O., and Director
Director since August 21, 1992.

Mr. Racicot has a long career in administration, management and self-employment. The majority of these years were spent as an Investment Account Executive at a major Canadian brokerage house (Burns Fry), import/export wholesale distribution and retail business (Red Mountain Holdings Inc. - Stedmans). Mr. Racicot is wholly involved in managing Eiger's business operations.

Keith Attoe             Toronto ON        C.F.O. and Director
Director since February 23, 1996.

Mr. Attoe is a Chartered Accountant who practiced in the City of Toronto for 11 years prior to joining the Company. His experience includes corporate financing, project financing, portfolio management, US/CDA tax planning, investment strategy and treasury management. Mr. Attoe's clients have included CN and Deloitte Touche. Mr. Attoe is wholly involved in managing Eiger's business operations.

Sidney S. Harkema       Orillia ON        Director
Director since August 22, 1992.

Mr. Harkema founded and built one of Canada's largest privately owned transport and express companies (Harkema Trucking Group). He served as President and Chairman of the Board for 27 years. He has since sold the entire trucking operation, cartage equipment and all 18 terminals located throughout the country and has devoted his time to public service organizations (principally as Chairman of the Huntley St. Group of Ministries). Mr. Harkema is not involved in managing Eiger's daily business operations.

Robert Hoegler          Richmond BC       Director
Director since February 23, 1996.

Mr. Hoegler is an independent businessman who operates a public relations firm in the junior industrial sector group of companies under his own name. He is also a director of MCA Equities Ltd, a private management company. Mr. Hoegler is not involved in managing Eiger's daily business operations.

There are no arrangements or understandings between any of the officers or directors of the Company as to their election or employment, nor are there any family relationships.

      B. Compensation.

For the year ended September 30, 2002 Gerry Racicot was compensated $228,000 for his role as President of the Company. For the same period, Keith Attoe received $228,000 for his role as C.F.O. of the Company.

A total of 21 persons served as members of the administrative, supervisory or management bodies of the subsidiaries of the Company during fiscal 2002. The aggregate remuneration paid to such persons was approximately $2.0 million.

The following it a list of stock options granted during the last full financial year to members of the Company's executives.

Name                                   Quantity   Exercise price   Expiry
------------------------------------   --------   --------------   -------------

Gerry Racicot                           325,000             $.50   March 5, 2007
Keith Attoe                             325,000             $.50   March 5, 2007
Sidney Harkema                           75,000             $.50   March 5, 2007
Rob Hoegler                              75,000             $.50   March 5, 2007

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

      D. Employees.

The Company and its subsidiaries employ approximately 82 employees worldwide. The following is a breakdown of persons employed by main category of activity and geographic location for the last full financial year:

                                     Administrative/    Sales/
Location                                Clerical       Marketing   Manufacturing
----------------------------------   ---------------   ---------   -------------

Canada                                            13           5              16
United States                                      3           9               6
Korea                                              5           5              20

The significant change in the number of employees was primarily due to the impact of the addition of Onlinetel and the reduction of staffing levels at Eiger Net due to cost controls established as a result of reduced economic activity.

The Company and its subsidiaries have no involvement with labour unions. The Company and its subsidiaries do not employ a significant number of temporary employees.

      E. Share ownership.

                                                                       Number of Voting Shares
                                                                        Beneficially Owned or
Name and Address    Occupation                 Director Since     Controlled Directly or Indirectly
-----------------   -----------------------   -----------------   ---------------------------------
Gerry A. Racicot    President, Chief           August 21, 1992               1,456,530(1)
Norwich, ON         Executive Officer and
                    Director

Keith Attoe         Chief Financial Officer   February 23, 1996                  3,200(2)
Toronto, ON         and Director of the
                    Company;

Sidney S. Harkema   Director of the            August 21, 1992               1,509,100(3)
Orillia, ON         Company; retired

Robert Hoegler      Director of the           February 23, 1996                Nil(4)
Richmond, BC        Company; director of
                    MCA Equities Ltd., (a
                    private management
                    company)

(1)   Mr. Racicot also holds options to purchase 1,250,000 Shares.

(2)   Mr. Attoe also holds options to purchase 1,000,000 Shares.

(3)   Mr. Harkema also holds options to purchase 200,000 Shares.

(4)   Mr. Hoegler holds options to purchase 150,000 Shares.

                                              Number of Shares
                                             Beneficially Owned
                                               or Controlled      Percentage of
                                                Directly or       Total Shares
Name                                             Indirectly         Issued(1)
------------------------------------------   ------------------   -------------
Directors and Officers as a Group                     2,969,230             8.1%


(1) Based on a total of 36,615,853 Common shares issued and outstanding as at February 28, 2003.

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

 Number of                  Number of Common                 % of Common shares
U.S. Holders               shares held in U.S.                  held in U.S.
------------               -------------------               ------------------
          13                         2,654,121                     7.25 %

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

            Not Applicable

Item 8. Financial Information

      A. Consolidated Statements and Other Financial Information.

The following financial statements have been audited by an independent auditor, are accompanied by an audit report, and are attached and incorporated herein:

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

Incorporated herewith are the comparative financial statements covering the latest three financial years, audited in accordance with a comprehensive body of auditing standards.

Export Sales

Total Sales            Export Sales            Export Sales as % of Total Sales
-----------            ------------            --------------------------------
$19,324,000             $16,145,000                                       83.55%

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

Item 9. The Offer and Listing.

      A. Offer and listing details.

Information regarding the price history of the stock.

Calendar Period                            High (Cdn$)   Low (Cdn$)    Volume

Month Ended

February, 2003                             0.85          0.53          1,039,007
January, 2003                              0.83          0.53          1,623,484
December, 2002                             0.65          0.50          1,008,095
November, 2002                             0.80          0.50          1,333,888
October, 2002                              0.84          0.50          1,520,524

Quarter Ended

September 30, 2002                         1.55          0.50          4,012,933
June 30, 2002                              2.24          0.85         15,040,108
March 31, 2002                             1.15          0.38          7,259,916
December 31, 2001                          0.63          0.37          6,288,712
September 30, 2001                         0.80          0.40          3,190,200
June 30, 2001                              1.05          0.39          4,339,300
March 31, 2001                             0.63          0.38          4,223,000
December 31, 2000                          3.70          2.05          4,081,600

Year Ended

September 30, 2000                        10.30          0.90         37,181,900
September 30, 1999                         1.73          0.22         10,682,000
September 30, 1998                         0.95          0.25          1,506,157

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

The purpose of the Company is to perform any and all corporate activities permissible under Ontario law. A director may vote in respect of any contract or arrangement in which such director has an interest notwithstanding. Such director's interest and an interested director will not be liable to the Company for any profit realized through and such contract or arrangement by reason of such director holding the office of director. The remuneration of the directors shall from time to time be determined by the Company by ordinary resolution. Directors of the Company are not required to own shares of the Company in order to serve as directors.

The share capital of the Company is an unlimited number of authorized common shares and 36,615,853 common shares outstanding as at the fiscal year end September 30, 2002 and is unchanged as of March 28, 2003.

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

The Investment Canada Act (the "ICA"), enacted on June 20, 1985, requires prior notification to the Government of Canada on the "acquisition of control" of Canadian businesses by a non-Canadian, as defined by the ICA. Certain acquisitions of control, discussed below, are reviewed by the Government of Canada. The term "acquisition of control" is defined as one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business, or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business. The acquisition of the majority of the outstanding shares is deemed to be an "acquisition of control" of a corporation. The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an "acquisition of control" of a corporation unless it can be established that the purchaser will not control the corporation.

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

The special review thresholds for WTO investors do not apply, and general rules described above do not apply, to the acquisition of control of certain types of businesses specified in the ICA, including business that is a "cultural business". If the WTO investor rules apply, an investment in the shares of the Company by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount (the "WTO Review Threshold"). The WTO Review Threshold is adjusted annually by using a formula relating to increases in the nominal gross domestic product of Canada. The 1996 WTO Review Threshold is Cdn. $168,000,000.

If any non-Canadian, whether or not a WTO investor, acquires control of the Company by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment. A non-Canadian, or non-WTO investor, is required to provide a notice to the government on the establishment of a new Canadian business. If the business of the Company is then a prescribed type of business activity related to Canada's cultural heritage or national identity, and if the Canadian government considers it in the public interest to do so, then the Canadian government may give a notice in writing within 21 days requiring the investment to be reviewed.

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

If an investment is renewable, an application for review in the form prescribed by the regulations is normally required to be filed with the Director appointed under the ICA (the "Director") prior to the investment taking place and the investment may not be consummated until the review has been completed. There are, however, certain exceptions. Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review. In addition, the Minister (a person designated as such under the ICA) may permit an investment to be consummated prior to completion of the review, if he is satisfied that the delay would cause undue hardship to the acquirer or jeopardize the operations of the Canadian business that is being acquired. The Director will submit the application to the Minister, together with any other information or written undertakings given by the acquirer and any representation submitted to the Director by a province that is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant. Some of the factors to be considered are:

(a) the effect of the investment on the legal economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada;

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

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations, which are beyond the scope of this discussion.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations, which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its world-wide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income" and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

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

A Shareholder generally will not be subject to tax pursuant to the Canadian Act on any capital gain realized by the Shareholder on a disposition of a Common share unless the Common share constitutes "taxable Canadian property" to the Shareholder for purposes of the Canadian Act and the Shareholder is not eligible for relief pursuant to an applicable bilateral tax treaty. A Common share that is disposed of by a Shareholder will not constitute taxable Canadian property of the Shareholder provided that the Common share is listed on a stock exchange that is prescribed for the purposes of the Canadian Act (the Toronto Stock Exchange is so prescribed), and that neither the Shareholder, nor one or more persons with whom the Shareholder did not deal at arm's length, alone or together at any time in the five years immediately preceding the disposition owned, or owned any right to acquire, 25% or more of the issued shares of any class of the capital stock of the Company. In addition, the Treaty generally will exempt a Shareholder who is a resident of the United States for the purposes of the Treaty, and who would otherwise be liable to pay Canadian income tax in respect of any capital gain realized by the Shareholder on the disposition of a Common share, from such liability provided that the value of the Common share is not derived principally from real property (including resource property) situated in Canada or that the Shareholder does not have, and has not had within the 12-month period preceding the disposition, a "permanent establishment" or "fixed base," as those terms are defined for the purposes of the Treaty, available to the Shareholder in Canada. The Treaty may not be available to a non-resident Shareholder that is a U.S. LLC, which is not subject to tax in the U.S.

Any dividend on a Common share, including a stock dividend, paid or credited, or deemed to be paid or credited, by the Company to a Shareholder will be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, or such lesser rate as may be available under an applicable income tax treaty. Pursuant to the Treaty, the rate of withholding tax applicable to a dividend paid on a Common share to a Shareholder who is a resident of the United States for the purposes of the Treaty will be reduced to 5% if the beneficial owner of the dividend is a company that owns at least 10% of the voting stock of the Company, and in any other case will be reduced to 15%, of the gross amount of the dividend. It is Canada Customs and Revenue Agency's position that the Treaty reductions are not available to a Shareholder that is a "limited liability company" resident in the United States. The Company will be required to withhold any such tax from the dividend, and remit the tax directly to Canada Customs and Revenue Agency for the account of the Shareholder.

      F. Dividends and paying agents.

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

                                     PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

            Not Applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

            Not Applicable.

Item 15. Controls and Procedures.

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in US Exchange Act Rule 13a-14(c)) within 90 days of the date of this Form 20-F, have concluded that, as of such date, the Company's disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to them by others within the Company particularly during the period in which this Form 20- F was being prepared.

There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date our Chief Executive Officer and our Chief Financial Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

Item 16. [Reserved]

                                    PART III

Item 17. Financial Statements.

            Not Applicable.

Item 18. Financial Statements.

The following financial statements are attached to and form part of this Annual
Report:

Audit Report

Audited Consolidated Financial Statements of the Company for the years ended September 30, 2002, September 30, 2001 and September 30, 2000.

Item 19. Exhibits.

Exhibit Number

                                                                            Page

1.1   Certificate of Incorporation dated September 8, 1986.                   *

1.2   Certificate of Name Change dated November 26, 1999.                     *

1.3   Articles (Bylaws) of the Corporation.                                   *

1.4   Company Stock Option Plan                                               *

4.a.1 Plan of Exchange dated as of August 3, 2001 between Onlinetel and
      Eiger Technology, Inc.                                                  *

4.a.2 Share Purchase Agreement dated as of November 8, 2001 among ETIFF
      Holdings Inc., K-Tronik International Corp., and LMC Capital Corp.      *

4.a.3 Share Purchase Agreement dated as of December 19, 2001 among
      Vision Unlimited Equipment Inc., ADH Custom Metal Fabricators
      Inc., and Newlook Capital Corp.                                         *

99.1  Section 906 Certification

* Adopted by reference, as previously filed with the Commission.

                                   SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

      Eiger Technology, Inc.

      /s/ GERRY RACICOT
      -----------------------
      Gerry Racicot
      President and C.E.O.

      March 28, 2003

                             EIGER TECHNOLOGY, INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                        September 30, 2002, 2001 and 2000

                             EIGER TECHNOLOGY, INC.
                                      INDEX
                        September 30, 2002, 2001 and 2000

Auditor's Report

Consolidated Financial Statements

      Balance Sheets

      Statements of Operations and Retained Earnings

      Statements of Cash Flows

Notes to the Consolidated Financial Statements

                            Monteith, Monteith & Co.
                              Chartered Accountants

                               208 ONTARIO STREET
                           STRATFORD, ONTARIO N5A 3H4
                  Telephone: (519) 271-6550 Fax: (519) 271-4796
                      e-mail: administrator@monteith.on.ca

Partners:                                                            Principals:
ROBERT F. LIGHTFOOT, C.A.
STEPHEN J. LANDERS, B.A., C.A.                            MERVYN T. DIETZ, C.M.A
ROBERT B. LIGHTFOOT, B.B.A, C.A.                      ROBERT W. STEINBACH, C.G.A

                                AUDITOR'S REPORT

To the Shareholders of
 Eiger Technology, Inc.:

      We have audited the consolidated balance sheets of Eiger Technology, Inc. as at September 30, 2002, 2001 and 2000 and the consolidated statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements present fairly, in all material respects, the financial position of Eiger Technology, Inc. as at September 30, 2002, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in Canada.

                                        Monteith, Monteith & Co.

                                   CHARTERED ACCOUNTANTS.
Stratford, Ontario,
January 31, 2003.

                             EIGER TECHNOLOGY, INC.
                           CONSOLIDATED BALANCE SHEETS
                               as at September 30

                                     ASSETS
                                                         2002           2001
                                                     -----------    -----------
                                                          $              $

Current:
  Cash                                                 1,982,000      1,847,000
  Cash Held in Escrow                                         --             --
  Short-term Investments (Note 4)                      1,653,000      4,146,000
  Accounts Receivable (Note 5)                         5,004,000      8,759,000
  Inventory                                            4,493,000      6,545,000
  Prepaid Expenses                                       378,000        769,000
                                                     -----------    -----------

                                                      13,510,000     22,066,000

Long-term Investments (Note 4)                         1,650,000        404,000
Capital (Note 6)                                       4,867,000      4,541,000
Goodwill                                               3,013,000      2,488,000
Other (Note 7)                                           718,000      1,222,000
                                                     -----------    -----------

                                                      23,758,000     30,721,000
                                                     ===========    ===========

                      LIABILITIES and SHAREHOLDERS' EQUITY

Current:
  Bank Indebtedness (Note 8)                           4,028,000      3,515,000
  Accounts Payable and Accrued Liabilities             4,395,000      5,616,000
  Income Taxes Payable                                        --             --
  Current Portion of Long-term Debt (Note 9)             145,000        120,000
                                                     -----------    -----------
                                                       8,568,000      9,251,000
                                                     -----------    -----------
Long-term Debt (Note 9)                                  940,000      1,014,000
                                                     -----------    -----------
Future Income Taxes (Note 10)                                 --             --
                                                     -----------    -----------
Non-controlling Interest                              (1,873,000)      (671,000)
                                                     -----------    -----------
Shareholders' Equity:
  Share Capital (Note 11)                             42,235,000     42,001,000
  Contributed Surplus                                    217,000        217,000
  Retained Earnings                                  (26,329,000)   (21,091,000)
                                                     -----------    -----------
                                                      16,123,000     21,127,000
                                                     -----------    -----------
                                                      23,758,000     30,721,000
                                                     ===========    ===========

On Behalf of the Board:


            "Gerry Racicot"               Director
-----------------------------------
             Gerry Racicot


            "Keith Attoe"                 Director
-----------------------------------
            Keith Attoe

                            (See Accompanying Notes)

                             EIGER TECHNOLOGY, INC.
           CONSOLIDATED STATEMENTS of OPERATIONS and RETAINED EARNINGS
                        for the years ended September 30

                                                         2002           2001
                                                     -----------    -----------
                                                          $              $

Sales                                                 19,325,000     30,070,000
Cost of Sales                                         17,146,000     27,711,000
                                                     -----------    -----------
Gross Margin                                           2,179,000      2,359,000
                                                     -----------    -----------
Expenses:
  Selling, General and Administration                  8,451,000      7,769,000
  Amortization of Capital Assets                         562,000        568,000
  Amortization of Goodwill and Other                     235,000      1,032,000
  Interest on Long-term Debt                              60,000         98,000
  Other Interest and Bank Charges                        501,000        480,000
                                                     -----------    -----------
                                                       9,809,000      9,947,000
                                                     -----------    -----------
Income (Loss) before Provision for Income Taxes       (7,630,000)    (7,588,000)
                                                     -----------    -----------
Provision for Income Taxes: (Note 12)
  Current                                                     --         (6,000)
  Future                                                      --        (56,000)
                                                     -----------    -----------
                                                              --        (62,000)
                                                     -----------    -----------
Income (Loss) before Unusual Items                    (7,630,000)    (7,526,000)
  Discontinued Operations                                     --             --
  Gain on Disposal of Discontinued Operations                 --             --
  Non-recurring Items (Note 14)                               --    (16,366,000)
                                                     -----------    -----------
Income (Loss) before Non-controlling Interest         (7,630,000)   (23,892,000)
Non-controlling Interest                              (2,392,000)    (3,565,000)
                                                     -----------    -----------
Net Income (Loss) for the Year                        (5,238,000)   (20,327,000)
Retained Earnings - Beginning of Year                (21,091,000)      (764,000)
                                                     -----------    -----------
Retained Earnings - End of Year                      (26,329,000)   (21,091,000)
                                                     ===========    ===========

    Earnings per Share:
         Before Non-recurring Items
              Basic                                        (0.15)         (0.23)
                                                     -----------    -----------
              Diluted                                      (0.15)         (0.23)
                                                     -----------    -----------
         Net Income (Loss)
              Basic                                        (0.15)         (0.61)
                                                     -----------    -----------
              Diluted                                      (0.15)         (0.61)
                                                     -----------    -----------

                           (See Accompanying Notes)

                             EIGER TECHNOLOGY, INC.
                      CONSOLIDATED STATEMENTS of CASH FLOWS
                        for the years ended September 30

                                                              2002           2001
                                                           ----------    -----------
                                                               $              $
Cash Flows from Operating Activities:
  Net Income (Loss) for the Year                           (5,238,000)   (20,327,000)
  Items not Involving Cash:
    Non-recurring Items (Note 14)                                  --     16,366,000
    Amortization                                              797,000      1,600,000
    Future Income Taxes                                            --        (56,000)
                                                           ----------    -----------
                                                           (4,441,000)    (2,417,000)
                                                           ----------    -----------
    Changes in Non-cash Working Capital Balances:
      Accounts Receivable                                   3,755,000      3,280,000
      Inventory                                             2,052,000      3,203,000
      Prepaid Expenses                                        391,000        (83,000)
      Accounts Payable and Accrued Liabilities             (1,221,000)    (5,568,000)
      Income Taxes Payable                                         --        (39,000)
      Non-controlling Interest                             (1,202,000)    (3,094,000)
                                                           ----------    -----------
                                                             (666,000)    (4,718,000)
                                                           ----------    -----------
Cash Flows from Investing Activities:
  Purchase of Capital Assets                                 (888,000)      (478,000)
  Long-term Investments                                    (1,246,000)    (3,571,000)
  Purchase of Goodwill and Other Assets                      (256,000)    (2,531,000)
                                                           ----------    -----------
                                                           (2,390,000)    (6,580,000)
                                                           ----------    -----------
Cash Flows from Financing Activities:
  Increase (Decrease) in Long-term Debt                       (49,000)      (474,000)
  Increase (Decrease) in Bank Indebtedness                    513,000        845,000
  Subs. Share Capital Issued to Non-controlling Interest           --             --
  Subs. Dividends Paid to Non-controlling Interest                 --             --
  Issuance of Share Capital (Net of Costs)                    234,000      3,106,000
                                                           ----------    -----------
                                                              698,000      3,477,000
                                                           ----------    -----------
Net Cash Flows for the Year                                (2,358,000)    (7,821,000)
Cash and Cash Equivalents - Beginning of the Year           5,993,000     13,814,000
                                                           ----------    -----------
Cash and Cash Equivalents - End of the Year                 3,635,000      5,993,000
                                                           ==========    ===========
Cash and Cash Equivalents Represented by:
                      Cash                                  1,982,000      1,847,000
              Cash Held in Escrow                                  --             --
Short-term Investments                                      1,653,000      4,146,000
                                                           ----------    -----------
                                                            3,635,000      5,993,000
                                                           ==========    ===========

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

      (n)   Earnings per Share:

            Basic earnings per share is calculated based on the weighted average number of shares outstanding during the year. Diluted earnings per share is calculated using the treasury stock method based on the weighted average number of shares that would have been outstading during the year had all the dilutive options been exercisted at the beginning of the year, or date of issuance if later, and assuming that option proceeds would be used to purchase common shares at the average market price during the year.

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

      Onlinetel, Inc.                            100% Subsidiary
      Onlinetel, Corp.                           100% Susidiary

      * Inactive - holding company only

      All transactions within the corporate group are in the normal course of business, are transacted at fair market value, are recorded at the carrying value at the time, and are eliminated upon consolidation. Intercompany balances at the financial statement date are also eliminated upon consolidation.

      Service fees paid to corporations owned by four management personnel during the period totalled $456,000 (2001: $412,000; 2000: $320,000).

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

            (b)          Long-term Investments:

                                                               2002        2001
                                                            ---------    -------
                                                                $           $

      Advances to Lexatec VR Systems Inc. (Note 10)           123,000    324,000
      Subsidiary long-term portfolio equity investments     1,527,000         --
      Subsidiary long-term investment in debt securities           --     80,000
      Other                                                        --         --
                                                            ---------    -------
                                                            1,650,000    404,000
                                                            =========    =======

      The advances noted above are non-interest bearing, and have no specific terms of repayment.

5.    Accounts Receivable:

      Accounts receivable are reported net of an allowance for doubtful accounts of $2,373,000 (2001: $196,000; 2000: 116,000).

6.    Capital Assets:

                                                2002                     2001
                                ------------------------------------   ---------
                                            Accumulated    Net Book    Net Book
                                  Cost      Amortization     Value       Value
                                ---------   ------------   ---------   ---------
                                    $            $             $           $
      Land                        217,000             --     217,000     159,000
      Buildings                 1,060,000        150,000     910,000     920,000
      Machinery and Equipment   5,497,000      2,549,000   2,948,000   2,315,000
      Furniture and Fixtures      652,000        397,000     255,000     428,000
      Automotive Equipment        157,000         62,000      95,000     118,000
      Leasehold Improvements      116,000          4,000     112,000     116,000
      Computer Hardware           409,000        134,000     275,000     283,000
      Computer Software            58,000          3,000      55,000     202,000
                                ---------   ------------   ---------   ---------
                                8,166,000      3,299,000   4,867,000   4,541,000
                                =========   ============   =========   =========

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2002 and 2001

7.    Other:

                                                           2002          2001
                                                          -------      ---------
                                                             $             $

      Product Development Costs                                --        298,000
      Deferred Organization Costs                              --             --
      Non-interest Bearing Long-term Deposits             409,000        682,000
      Regulatory Approval                                 153,000        174,000
      Other                                               156,000         68,000
                                                          -------      ---------
                                                          718,000      1,222,000
                                                          =======      =========

8.    Bank Indebtedness :

      Foreign subsidiary lines of credit balances totalling $4,028,000 (Cdn.) bear interest at rates ranging from 5 - 7.25%, are secured by short-term investments, inventory and equipment, and are repayable upon demand.

9.    Long-term Debt:

                                                          2002           2001
                                                       ---------      ---------
                                                           $              $
      Royal Bank of Canada term loan repayable in
      monthly instalments of $10,000 plus interest
      calculated at Royal Bank prime plus 1/4%.          625,000        745,000

      Shin Han Bank (Korea) term loan payable                 --        303,000

      KiUp Bank (Korea) term loan repayable in
      monthly instalments of $2,083 plus interest
      calculated at 5.9% per annum                       375,000             --

      Other                                               85,000         86,000
                                                       ---------      ---------
                                                       1,085,000      1,134,000
      Less: Current Portion                             (145,000)      (120,000)
                                                       ---------      ---------
                                                         940,000      1,014,000
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

      (b)   Interest Rate Risk:

      The Company is not exposed to significant interest rate risk due to the short-term maturity of its current monetary assets and liabilities. The Company's interest rate risk pertaining to its long- term debt obligations is not considered to be significant due to the relatively low amounts involved.

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

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2002 and 2001

11.         Share Capital:

      Authorized: 100,000,000 Common Shares

      Issued:

                                                      2002                           2001
                                          ---------------------------    ---------------------------
                                          No. of Shares        $         No. of Shares        $
                                          -------------                  -------------
           Beginning of Year:                36,215,853    42,543,000       33,945,858    39,437,000
           Issued - private placement*               --            --           70,000     1,839,000
                  - exercise of options         310,000       209,000          400,000       350,000
                  - acquisitions                     --            --        1,799,995       936,000
                  - other                        90,000        47,000               --            --
                  - costs of issue                   --            --               --       (19,000)
                                          -------------    ----------    -------------    ----------
           End of Year:                      36,615,853    42,799,000       36,215,853    42,543,000

           Reciprocal Shareholdings            (568,049)     (564,000)        (526,929)     (542,000)
                                          -------------    ----------    -------------    ----------
           Net per Balance Sheets            36,047,804    42,235,000       35,688,924    42,001,000
                                          =============    ==========    =============    ==========

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

                                     2002                         2001
                           ------------------------     ------------------------
                           No. of Options      WAEP     No. of Options      WAEP
                           --------------      ----     --------------      ----
                                                $                            $
      Beginning of Year:        3,446,000      2.29          1,713,000      3.37
      Granted                   1,075,000      0.55          2,133,000      1.16
      Exercised                  (310,000)     0.67           (400,000)     0.88
      Expired                    (300,000)     2.02                 --      0.90
                           --------------               --------------
      End of Year:              3,911,000      1.96          3,446,000      2.29
                           ==============               ==============

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2002 and 2001

11.   Share Capital - continued:

      Stock options were exercised during the year at prices ranging from $0.50 to $0.75. The weighted average contractual life for options outstanding at year end was 1,244 days.

      During the year, proceeds from exercised stock options of $209,000 was credited to share capital (2001: $350,000; 2000: $483,000). No amounts were recognized as compensation expense with respect to stock options granted or exercised in either of the reporting periods.

      Stock options have been granted to the CEO of K-Tronik Int'l Corp. contingent upon meeting sales quotas for that company as tabled below:

                                                   Number of
      Monthly Sales for Six                         Options
      Consecutive Months                          Exercisable     Total      Excercise
      Units of Ballasts                           Per Plateau   Cumulative    Price
      -----------------------------------------   -----------   ----------   --------
      50,000 per month for 6 consecutive months        70,000       70,000        .60
      60,000 per month for 6 consecutive months        70,000      140,000        .60
      70,000 per month for 6 consecutive months        70,000      210,000        .60
      80,000 per month for 6 consecutive months        70,000      280,000        .60
      90,000 per month for 6 consecutive months        70,000      350,000        .60

      No shares were issued in fiscal 2002, fiscal 2001 or fiscal 2000 as a result of this agreement.

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

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2002 and 2001

11.   Share Capital - continued:

      In connection with the Company's acquisition of Onlinetel, Inc. in fiscal 2001, the share exchange agreement allows that additional shares of Eiger Technology, Inc. may be issued to the former shareholders of Onlinetel, Inc. if certain earn out provisions are met as follows:

      Fiscal               Gross                   Net                  Common
      Year                Revenue                 Income                Shares
      ------             ----------             ----------             ---------
                             $                      $                      $
      2002               19,083,000              2,442,000             1,800,000
      2003               37,348,000              6,213,000             1,800,000
      2004               50,849,000              9,353,000             1,800,000
      2005               59,867,000             13,849,000             1,800,000

      Unmet earn out targets may be carried forward and met on a cumulative basis. The targets for fiscal 2002 were not met and are not being carried forward.

12.   Non-recurring Items:

                                                                     2002      2001
                                                                     ----   ----------
                                                                      $         $
      Charge for impairment in value of consolidated goodwill          --    6,500,000

      Charge for impairment in value of long-term loans receivable     --    7,003,000

      Non-recurring charge for impairment in value of inventory        --      566,000

      Charge for impairment in value of capital assets                 --      184,000

      Charge for decline in value of long-term investments in
        shares of other corporations                                   --      982,000

      Charge for impairment in value of deferred product
        development costs                                              --    1,131,000
                                                                     ----   ----------
                                                                       --   16,366,000
                                                                     ====   ==========

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

      U.S. GAAP requires the measurement and reporting of "comprehensive income". Compre- hensive income includes net income and all other changes to Shareholders' Equity other than amounts received from or paid to shareholders. The only reportable comprehensive income item for the Company relates to foreign currency translation adjustments as described below.

      U.S. GAAP requires the use of the current rate method of foreign currency translation, with any resulting foreign exchange translation adjustments forming part of comprehensive income for the year and accumulating as a separate component of shareholders' equity.

      APB Opinion 25 permits the intrinsic value based method to be used to measure stock option compensation. As the Company grants stock options at fair market value, no compensation is recognized. SFAS No. 123 requires pro-forma disclosure of net income and earnings per share as if the fair value method had been applied.

      Reconciliations to U.S. GAAP are as follows:

                                                                 2002           2001
                                                              ----------    -----------
                                                                  $              $
      Net Income (Loss):
        - per Cdn. GAAP                                       (5,238,000)   (20,327,000)

        - expense deferred product development costs net
            of portion relating to non-controlling interest      298,000        856,000
        - expense deferred organization costs net of
           portion relating to non-controlling interest               --        219,000
        - foreign currency translation adjustment                341,000        191,000
        - future income tax savings related to above            (100,000)      (347,000)
                                                              ----------    -----------
        - per U.S. GAAP                                       (4,699,000)   (19,408,000)
                                                              ----------    -----------
      Comprehensive item - foreign exchange
        adjustment                                              (341,000)      (191,000)
                                                              ----------    -----------
      Comprehensive Income                                    (5,040,000)   (19,599,000)
                                                              ==========    ===========

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2002 and 2001

13.   Reconciliation to U.S. GAAP - continued:

                                                              2002           2001
                                                          -----------    -----------
                                                               $              $
      Retained Earnings:
        - per Cdn. GAAP                                   (26,329,000)   (21,091,000)
        - expense deferred product development costs
           net of portion relating to non-controlling
           interest                                                --       (298,000)
        - expense deferred organization costs net of
           portion relating to non-controlling interest            --             --
        - foreign currency translation adjustments            667,000        326,000
        - future income tax savings related to above               --        100,000
                                                          -----------    -----------
        - per U.S. GAAP                                   (25,662,000)   (20,963,000)
                                                          ===========    ===========
      Accumulated Other Comprehensive Items:
        - per Cdn. GAAP                                            --             --
        - foreign currency translation adjustments           (667,000)      (326,000)
                                                          -----------    -----------
        - per U.S. GAAP                                      (667,000)      (326,000)
                                                          ===========    ===========
      Total Assets:
        - per Cdn GAAP                                     23,758,000     30,721,000
        - expense deferred product
            development costs                                      --       (298,000)
        - expense deferred organization costs                      --             --
        - increase in future income tax assets                     --        100,000
                                                          -----------    -----------
        - per U.S. GAAP                                    23,758,000     30,523,000
                                                          ===========    ===========
      Earnings per Share:
                    Basic                                        (.14)          (.59)
                                                          -----------    -----------
                    Fully Diluted                                (.14)          (.59)
                                                          -----------    -----------

            Pro-forma Disclosure (SFAS No. 123):

            Had SFAS No. 123 been followed, net income would have decreased by $285,000 in fiscal 2002 (2001: $1,766,000; 2000: $4,342,000), and basic and fully diluted earnings per share would have been (.15) and (.15) respectively (2001: (.64) and (.64)); (2000: (.20) and (.20)).

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2002 and 2001

14.   Cash Payments of Interest and Income Taxes:

                                                                  2002      2001
                                                               -------   -------
                                                                  $         $

      Interest                                                 538,000   555,000
                                                               =======   =======
      Income Taxes                                                  --    15,000
                                                               =======   =======

15.   Commitments:

      As at September 30, 2002, the Company had commitments under the terms of various operating leases requiring annual rental payments as follows:
      2003: $551,000; 2004: $347,000; 2005: $160,000; 2006: $160,000; 2007:
      $160,000.

16.   Segmented Information:

      Management has identified four reportable segments: "Newlook" (formerly "ADH"), "K- Tronik", "Onlinetel" and "Eiger". Segementation is determined on the basis of the types of goods and services provided and geographic location.

      "Newlook" consists of A.D.H. Custom Metal Fabricators Inc. and Alexa Properties Inc. A.D.H. Custom Metal Fabricators Inc. is a manufacturer of fluorescent light fixtures, data racks and other metal cabinetry. Alexa Properties Inc. owns the land and manufacturing facility in Stratford, Ontario.

      "K-Tronik" includes K-Tronik North America Corp., a distributor of electronic ballasts based in Hackensack, New Jersey, and K-Tronik Asia Corp., a manufacturer of electronic ballasts operating in South Korea.

      "Onlinetel" consists of Onlinetel Corp. and Onlinetel, Inc. which provide Voice over Internet Protocol services to the Canadian long distance market.

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

                             EIGER TECHNOLOGY, INC.
                              SEGMENTED INFORMATION
                               September 30, 2002

                                                                                                                         Totals per
                                                                                                 All       Reconciling   Financial
                                            Newlook     K-Tronik    Onlinetel      Eiger        Others        Items      Statements
                                           ---------   ----------   ----------   ----------   ----------   -----------   ----------
                                               $           $            $            $            $             $            $
Sales:
  External:
    - Domestic                             1,310,000           --    1,869,000           --           --            --    3,179,000
    - Foreign                                108,000   10,107,000       48,000    5,882,000           --            --   16,145,000
  Intersegment                                    --           --           --           --           --            --           --
                                           ---------   ----------   ----------   ----------   ----------   -----------   ----------
                                           1,418,000   10,107,000    1,917,000    5,882,000           --            --   19,324,000
Cost of Sales                              1,342,000    8,023,000    1,615,000    6,358,000           --      (193,000)  17,145,000
                                           ---------   ----------   ----------   ----------   ----------   -----------   ----------
Gross Margin                                  76,000    2,084,000      302,000     (476,000)          --       193,000    2,179,000
                                           ---------   ----------   ----------   ----------   ----------   -----------   ----------
Expenses:
  Operations and Administration              314,000    2,890,000    1,573,000    2,242,000    1,237,000       193,000    8,449,000
  Amortization of Capital and Other Assets   164,000      147,000      252,000      202,000       33,000            --      798,000
  Interest on Long-term Debt                  39,000           --           --       21,000           --            --       60,000
  Other Interest and Bank Charges              5,000      351,000       12,000      127,000        7,000            --      502,000
                                           ---------   ----------   ----------   ----------   ----------   -----------   ----------
                                             522,000    3,388,000    1,837,000    2,592,000    1,277,000       193,000    9,809,000
                                           ---------   ----------   ----------   ----------   ----------   -----------   ----------
Income (Loss) before Taxes                  (446,000)  (1,304,000)  (1,535,000)  (3,068,000)  (1,277,000)           --   (7,630,000)
Provision for Income Taxes                        --           --           --           --           --            --           --
                                           ---------   ----------   ----------   ----------   ----------   -----------   ----------
Income (Loss) before Non-recurring Items    (446,000)  (1,304,000)  (1,535,000)  (3,068,000)  (1,277,000)           --   (7,630,000)
Non-recurring Items                               --           --           --           --           --            --           --
Non-controlling Interest                      34,000      443,000           --    1,915,000           --            --    2,392,000
                                           ---------   ----------   ----------   ----------   ----------   -----------   ----------
Net Income (Loss) for the Year              (412,000)    (861,000)  (1,535,000)  (1,153,000)  (1,277,000)           --   (5,238,000)
                                           =========   ==========   ==========   ==========   ==========   ===========   ==========
Cash Flows:
  From Operating Activities                 (331,000)    (147,000)    (660,000)    (698,000)  (1,271,000)    2,441,000     (666,000)
  From Investing Activities                  144,000           --   (1,380,000)     593,000   (1,622,000)     (125,000)  (2,390,000)
  From Financing Activities                  107,000      442,000    1,909,000      323,000      233,000    (2,316,000)     698,000
                                           ---------   ----------   ----------   ----------   ----------   -----------   ----------
                                             (80,000)     295,000     (131,000)     218,000   (2,660,000)           --   (2,358,000)
Cash and Cash Equivalents:
  Beginning of the Year                      312,000      147,000      208,000    1,461,000    3,865,000            --    5,993,000
                                           ---------   ----------   ----------   ----------   ----------   -----------   ----------
    End of the Year                          232,000      442,000       77,000    1,679,000    1,205,000            --    3,635,000
                                           =========   ==========   ==========   ==========   ==========   ===========   ==========
Expenditures on Capital Assets
  and Goodwill during the Year               614,000           --      794,000      235,000        5,000            --    1,648,000
                                           =========   ==========   ==========   ==========   ==========   ===========   ==========
Balance of Capital Assets and
  Goodwill - End of the Year
        - Domestic                         2,323,000           --    2,579,000           --      107,000            --    5,009,000
        - Foreign                                 --    1,338,000           --    1,533,000           --            --    2,871,000
                                           ---------   ----------   ----------   ----------   ----------   -----------   ----------
                                           2,323,000   13,338,000    2,579,000    1,533,000      107,000            --    7,880,000
                                           =========   ==========   ==========   ==========   ==========   ===========   ==========
Amount of Investment in Investees
  Subject to Significant Influence                --           --           --           --           --            --           --
                                           =========   ==========   ==========   ==========   ==========   ===========   ==========
Total Assets                               3,573,000    7,012,000    3,870,000    8,579,000   34,261,000   (33,537,000)  23,758,000
                                           =========   ==========   ==========   ==========   ==========   ===========   ==========

                             EIGER TECHNOLOGY, INC.
                              SEGMENTED INFORMATION
                               September 30, 2001

                                                                                                                        Totals per
                                                                                                 All       Reconciling   Financial
                                              ADH       K-Tronik    Onlinetel     Eiger        Others         Items     Statements
                                           ---------   ----------   ---------   ----------   -----------   -----------  -----------
                                               $           $            $           $             $             $            $
Sales:
  External:
    - Domestic                             2,301,000           --     234,000           --            --            --    2,535,000
    - Foreign                                     --   10,107,000          --   17,428,000            --            --   27,535,000
  Intersegment                                    --           --          --           --            --            --           --
                                           ---------   ----------   ---------   ----------   -----------   -----------  -----------
                                           2,301,000   10,107,000     234,000   17,428,000            --            --   30,070,000
Cost of Sales                              2,004,000    7,934,000          --   17,958,000            --      (185,000)  27,711,000
                                           ---------   ----------   ---------   ----------   -----------   -----------  -----------
Gross Margin                                 297,000    2,173,000     234,000     (530,000)           --            --    2,359,000
                                           ---------   ----------   ---------   ----------   -----------   -----------  -----------
Expenses:
  Operations and Administration              509,000    3,014,000     335,000    3,394,000       777,000      (260,000)   7,769,000
  Amortization of Capital and Other Assets   210,000      655,000      28,000      676,000        31,000            --    1,600,000
  Interest on Long-term Debt                  65,000           --          --       33,000            --            --       98,000
  Other Interest and Bank Charges             56,000      360,000          --       61,000         3,000            --      480,000
                                           ---------   ----------   ---------   ----------   -----------   -----------  -----------
                                             840,000    4,029,000     363,000    4,164,000       811,000            --    9,947,000
                                           ---------   ----------   ---------   ----------   -----------   -----------  -----------
Income (Loss) before Taxes                  (543,000)  (1,856,000)   (129,000)  (4,694,000)     (811,000)           --   (7,588,000)
Provision for Income Taxes                   (72,000)      15,000          --      (20,000)           --        15,000      (62,000)
                                           ---------   ----------   ---------   ----------   -----------   -----------  -----------
Income (Loss) before Non-recurring Items    (471,000)  (1,871,000)   (129,000)  (4,674,000)     (811,000)           --   (7,526,000)
Non-recurring Items                         (136,000)  (1,048,000)         --   (8,691,000)   (6,491,000)           --  (16,366,000)
Non-controlling Interest                       2,000    1,245,000          --    2,318,000            --            --    3,565,000
                                           ---------   ----------   ---------   ----------   -----------   -----------  -----------
Net Income (Loss) for the Year              (605,000)  (1,674,000)   (129,000)  (11,047,000)  (7,302,000)           --  (20,327,000)
                                           =========   ==========   =========   ==========   ===========   ===========  ===========
Cash Flows:
  From Operating Activities                 (224,000)  (1,892,000)   (303,000)  (1,399,000)     (900,000)           --   (4,718,000)
  From Investing Activities                  (32,000)    (112,000)   (158,000)  (2,282,000)  (10,801,000)    6,805,000   (6,580,000)
  From Financing Activities                  568,000    1,705,000     669,000    4,205,000     3,135,000    (6,805,000)   3,477,000
                                           ---------   ----------   ---------   ----------   -----------   -----------  -----------
                                             312,000     (299,000)    208,000      524,000    (8,566,000)           --   (7,821,000)
Cash and Cash Equivalents:
  Beginning of the Year                           --      446,000          --      937,000    12,431,000            --   13,814,000
                                           ---------   ----------   ---------   ----------   -----------   -----------  -----------
  End of the Year                            312,000      147,000     208,000    1,461,000     3,865,000            --    5,993,000
                                           =========   ==========   =========   ==========   ===========   ===========  ===========
Expenditures on Capital Assets
  and Goodwill during the Year                32,000      207,000   1,472,000       43,000        38,000            --    1,792,000
                                           =========   ==========   =========   ==========   ===========   ===========  ===========
Balance of Capital Assets and
  Goodwill - End of the Year
        - Domestic                         1,803,000           --   2,037,000           --       116,000            --    3,956,000
        - Foreign                                 --    1,596,000          --    1,477,000            --            --    3,073,000
                                           ---------   ----------   ---------   ----------   -----------   -----------  -----------
                                           1,803,000    1,596,000   2,037,000    1,477,000       116,000            --    7,029,000
                                           =========   ==========   =========   ==========   ===========   ===========  ===========
Amount of Investment in Investees
  Subject to Significant Influence                --           --          --           --            --            --           --
                                           =========   ==========   =========   ==========   ===========   ===========  ===========
Total Assets                               4,428,000    8,440,000   2,423,000   14,351,000    35,402,000   (34,323,000)  30,721,000
                                           =========   ==========   =========   ==========   ===========   ===========  ===========