Form 20-F
period 2003-09-30
EIGER TECHNOLOGY INC
filed 2004-03-29
CIK 1040702

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2003

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

                                      None

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report: 37,608,951 Common Shares without par value.

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

                             Item 17 |_| Item 18 |X|

                                                           The Index to Exhibits
                                                           is found at Page 38

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

"DSL" "Digital Subscriber Line" - a technology for bringing high-bandwidth information to homes and businesses over conventional copper telephone lines, permitting continuous transmission of motion video, audio and 3-D effects.

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

"VoIP" Voice over Internet Protocol is a term used in telecommunications for a set of facilities for managing the delivery of voice information over broadband. A major advantage of VOIP is that it avoids the tolls charged by ordinary telephone service.

                                TABLE OF CONTENTS

                                                                            Page

                                     PART I

Item 1.   Identity of Directors, Senior Management and Advisors             5
               Not Applicable
Item 2.   Offer Statistics and Expected Timetable - Not Applicable          5
Item 3.   Key Information                                                   5
Item 4.   Information on the Company                                        10
Item 5.   Operating and Financial Review and Prospects                      17
Item 6.   Directors, Senior Management and Employees                        20
Item 7.   Major Shareholders and Related Party Transactions                 24
Item 8.   Financial Information                                             25
Item 9.   The Offer and Listing                                             26
Item 10.  Additional Information                                            27
Item 11.  Quantitative and Qualitative Disclosure about Market Risk
               Not Applicable                                               36
Item 12.  Description of Securities Other than Equity Securities
               Not Applicable                                               36

                                     PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies
               Not Applicable                                               36
Item 14.  Material Modifications to the Rights of Security Holders and
          Use of Proceeds - Not Applicable                                  36
Item 15.  Controls and Procedures                                           36
Item 16.  Reserved                                                          37
Item 16A. Audit Committee Financial Expert                                  37
Item 16B. Code of Ethics                                                    37

                                    PART III

Item 17. Financial Statements - Not Applicable                              38
Item 18. Financial Statements                                               38
Item 19. Exhibits                                                           38

SIGNATURES

                                     PART I

Item 1. Identity of Directors, Senior Management and Advisers

      Not Applicable.

Item 2. Offer Statistics and Expected Timetable

      Not Applicable.

Item 3. Key Information

A. Selected financial data.

The selected consolidated financial information set out below has been obtained from financial statements that reflect the Company's business operations. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. For reconciliation to US GAAP refer to Note 15 of the attached audited statements. The following table summarizes information pertaining to operations of the Company for the last five years ended September 30, 2003.

                                    2003             2002            2001            2000            1999
                                    ----             ----            ----            ----            ----

Working Capital                 ($400,000)     $4,942,000     $12,815,000     $23,404,000      $4,765,000

Revenue                       $22,722,000     $19,325,000     $30,070,000     $57,068,000      $8,433,000

Income (Loss) from
Operation:                    ($7,414,000)    ($5,238,000)   ($20,327,000)      ($693,000)      ($742,000)

Income (Loss) from
Continuing Operation:         ($3,987,000)    ($5,238,000)   ($20,327,000)      ($629,000)    ($1,287,000)

Net Income (Loss):            ($7,414,000)    ($5,238,000)   ($20,327,000)      ($693,000)      ($742,000)

Earnings (Loss) per Share:         ($0.20)         ($0.15)         ($0.59)         ($0.03)         ($0.05)

Total Assets:                 $15,778,000     $23,758,000     $30,721,000     $57,145,000     $17,018,000

Net Assets:                    $9,159,000     $16,123,000     $21,127,000     $38,348,000      $8,337,000

Long Term Debt:                $1,036,000        $940,000      $1,014,000      $1,488,000      $1,111,000

Total Liabilities:             $9,791,000      $9,508,000     $10,265,000     $15,501,000      $6,727,000

Share Capital:                $42,685,000     $42,235,000     $42,001,000     $38,895,000      $8,191,000

Retained Earnings
(Deficit):                   ($33,743,000)   ($26,329,000)   ($21,091,000)      ($764,000)       ($71,000)

Number of Shares:              37,608,951      36,615,853      36,215,853      33,945,858      20,457,429

CURRENCY EXCHANGE INFORMATION

The Company's accounts are maintained in Canadian dollars. In this Annual Report, all dollar amounts are expressed in Canadian dollars except where otherwise indicated.

The following table sets forth, for the periods indicated, the high and low rates of exchange of Canadian dollars into United States dollars, the average of such exchange rates on the close of each day during the periods, and the end of period rates. Such rates are shown as, or are derived from, the reciprocals of the Bank of Canada nominal noon exchange rates in Canadian dollars.

--------------------------------------------------------------------------------
                                Fiscal Year Ended
                                  September 30
--------------------------------------------------------------------------------

                           2003        2002        2001        2000        1999

High                      0.7506      0.6654      0.6711      0.6984      0.6916

Low                       0.6254      0.6179      0.6319      0.6604      0.6404

Average                   0.6854      0.6359      0.6515      0.6795      0.6656

Period                    0.7408      0.6300      0.6335      0.6651      0.6815

On March 19, 2004 the exchange rate of Canadian dollars into United States dollars, based upon the Bank of Canada nominal noon exchange rate was Cdn. $1.00 equals U.S. $0.7495.

The following table sets forth, for the most recent previous six months, the high and low rates of exchange of Canadian dollars into United States dollars. The latest practicable date for March was on March 18, 2004.

                    MAR        FEB        JAN        DEC        NOV        OCT
                    2004       2004       2004       2003       2003       2003

High               0.7600     0.7652     0.7885     0.7789     0.7723     0.7680
Low                0.7369     0.7401     0.7485     0.7452     0.7457     0.7398

B. Capitalization and indebtedness.

      Not Applicable.

C. Reasons for the offer and use of proceeds.

      Not Applicable.

D. Risk factors.

The Company's operations are subject to a variety of risks and uncertainties. The following factors are to be considered a list of known material risks that are specific to the Company or its industries.

Foreign Operations

The Company derived 38% of its revenue from outside of North America and 40% of its revenue from the U.S. in fiscal 2003. International sales are subject to certain risks, including unexpected changes in legal and regulatory requirements and policy changes affecting the Company's markets; changes in tariffs, currency exchange rates and other barriers; political and economic instability; difficulties in accounts receivable collection; difficulties in managing distributors and representatives; difficulties in protecting the Company's intellectual property; and potentially adverse tax consequences. See also "Foreign Exchange Rate" below.

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

New Products and Technological Change

The market for the Company's products is characterized by rapidly changing technology, evolving industry standards and frequent new product introductions, which may be comparable or superior to the Company's products. The Company's success will depend upon market acceptance of its existing products and its ability to enhance its existing products and to introduce new products and features to meet changing customer requirements. There can be no assurance that the Company will be successful in identifying, manufacturing and marketing new products or enhancing its existing products on a timely and cost-effective basis or that such new products will achieve market acceptance. In addition, there can be no assurance that products or technologies developed by others will not render the Company's products or technologies non-competitive or obsolete.

New Market Development

There can be no assurance that the Company will be able to identify, develop and export to countries or geographic areas in which it is not presently selling.

Intellectual Property

The Company has not obtained patent protection nor registered trademarks or copyrights for all of its proprietary technology or products. As the Company has not protected all of its intellectual property, its business may be adversely affected by competitors copying or otherwise exploiting features of the Company's technology, products, information or services.

Employment Contracts/Reliance Upon Officers

The Corporation has not entered into an employment contract with all of its executive officers, upon whose personal efforts and abilities the Corporation is largely dependent. The loss or unavailability to the Corporation of these individuals may have a materially adverse effect upon the Corporation's business.

Legal Proceedings Against Foreign Persons

The Corporation's jurisdiction of incorporation falls under the laws of the Province of Ontario, Canada, and all of the Corporation's officers and directors are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Corporation or its officers and directors, or to realize in the United States upon judgements of United States courts predicated upon civil liabilities under U.S. securities laws. Furthermore, it may be difficult for investors to enforce judgments of the U.S. against the Company or any of the Company's non-U.S. resident executive officers or directors. There is substantial doubt whether an original lawsuit could be brought successfully in Canada against any of such persons or the Corporation predicated solely upon civil liabilities arising under U.S. securities laws.

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

Risks of International Business

The Company currently has production facilities in Asia and North America. As well, the Company distributes, markets and sells its products in numerous foreign countries. Accordingly, the Company is subject to the risks associated with producing and selling in international markets. These risks include the imposition of tariff and non-tariff barriers to trade requirements for export licenses local business regulation including the imposition of taxes.

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

Foreign Exchange Rate

Material appreciation of the Canadian dollar against the US dollar would reduce the profitability of the Company's U.S. sales. The Company is also exposed to exchange rate fluctuations in the U.S. and Canadian dollar against the Korean Won.

Political Climate in South Korea and China

Political instability in South Korea or China may negatively affect the Company's ability to manufacture its products on a timely basis, resulting in product shortages. Management is unaware of any present evidence of political instability of this magnitude in South Korea or China.

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

The Company entered the energy efficient lighting business in 1991. The Company's two operating subsidiaries in this non-core business have historically been K-Tronik and ADH Custom Metal Fabricators Inc. ("ADH"). ADH operated from the Company's 55,000 square foot manufacturing and engineering facility located in Stratford, Ontario, where it manufactured and distributed transformer housings, switch housings and electronic data racks, as well as fluorescent light fixtures and reflectors. ADH was wound-up in August 2003 as detailed in
Item 4B below.

On April 1, 1998, the Company purchased 53% of the common stock of K-Tronik for $275,000, plus options entitling the holders to acquire up to 250,000 common shares of the Company. During fiscal 1998, the Company consolidated two of its South Korean subsidiaries, Energy Products, Inc. (its South Korean energy saving products sales arm) and (a manufacturer of electronic ballasts) and, which were eventually combined under the name "K-Tronik Asia, Inc." The Company currently is a 64% shareholder of K-Tronik. On September 15, 2000, the Company sold its 60% interest in Lexatec VR Systems, Inc. to facilitate focussing on Eiger's core business at the time.

The Company entered the computer peripheral business following a series of transactions in September 1999 that has since resulted in the Company owning a 58% interest in Eiger Net of South Korea. This was affected through payment of a US $1,000,000 cash consideration and 500,000 common shares of the Company issued for a combined aggregate value of US$1,500,000. Additionally, 600,000 common shares of the Company were issued on February 29, 2000 pursuant to this agreement. Eiger Net has since moved its manufacturing facility from South Korea to China.

The Company entered into the VoIP telecom services business when, through Onlinetel Corp., it acquired 100% of the shares of Onlinetel, Inc. through a Share Exchange agreement under the provisions of Chapter 92a of the NGCL (Nevada General Corporate Law). 99.97% of Onlinetel's shares have been exchanged pursuant to the Share Exchange Agreement. Eiger has issued 1,800,000 shares on a pro rata basis for 100% of the shares of Onlinetel, Inc. As consideration for the acquisition of Onlinetel, Inc. Eiger will issue a maximum of 9,000,000 common shares which shall be comprised of 1,800,000 shares issued to the former shareholders of Onlinetel and up to an additional 7,200,000 shares pursuant to an earn out provision totaling 1,800,000 shares per year, over a period of four years, with possible extension provisions for an additional period of four years, based on Onlinetel's ability to meet the following operating benchmarks and Eiger's approval:

                            2002           2003           2004           2005
                        --------------------------------------------------------
Revenue                 $19,083,488    $37,347,766    $50,849,180    $59,867,184
Net Income               $2,442,015     $6,212,532     $9,352,747    $13,848,741

Under the formula in the agreements, if any of the above targets is not met in any of the above noted years, any gross sales or net income earned or achieved in that year is added to the targets of subsequent years. The common shares of the company to be issued in respect of those targets are to be considered cumulative and can be achieved in any subsequent year in respect of the terms of the agreement, if extensions are granted by Eiger.

On November 18, 2003, Eiger's subsidiary, Newlook announced that it signed a definitive agreement to acquire 100% of all outstanding common shares of Onlinetel Corp. On March 18, 2004, Newlook closed this transaction. The terms of the transaction state that Newlook will purchase all common shares of Onlinetel and settle $1.2 million of debt owing to Eiger from Onlinetel by issuing 20 million common shares to Eiger. Concurrently, Newlook closed a private placement of one million units (each unit comprised of one common share and one share purchase warrant exercisable for one year at an exercise price of $1.25 per warrant) at a price of $1.00 per unit. The private placement will provide Newlook with proceeds of $1,000,000. If the warrants are fully exercised, Newlook will receive an additional $1,250,000.

Recent Financings

March 2003 Private Placement

On March 27, 2003, the Company closed a private placement of units at $0.45 with a 1-year warrant to purchase an additional share for $0.55. The shares and warrants comprising the private placement carried a hold period of four months commencing from the date of their issuance, being July 26, 2003. Insiders of the company purchased a total of 310,598 units at $0.46 per unit. The higher price to insiders resulted in the issuance of 993,098 units for total proceeds of $450,000.

Other Recent Developments

Eiger Creates Publicly-Listed VoIP Telecom Provider

On March 18, 2004, Eiger announced that its majority-owned subsidiary, Newlook closed its acquisition of Onlinetel Corp., a VoIP telecom provider. Newlook originally announced that it signed a definitive agreement to acquire 100% of all outstanding common shares of Onlinetel, a Canadian corporation, on November 18, 2003. The terms of the transaction state that Newlook will purchase all common shares of Onlinetel and settle $1.2 million of debt owing to Eiger from Onlinetel by issuing 20 million common shares to Eiger. As the transaction has closed, Eiger holds 24.8 million common shares of Newlook.

Concurrent with closing the acquisition of Onlinetel, Newlook closed its private placement of one million units (each unit comprised of one common share and one share purchase warrant exercisable for one year at an exercise price of $1.25 per warrant) at a price of $1.00 per unit. Under the terms of the warrants, Newlook has the right to request the exercise of the warrants if the closing trading price of Newlook's common shares equals or exceeds $2.00 for 10 or more consecutive trading days. The private placement will provide Newlook with proceeds of $1,000,000. If the warrants are fully exercised, Newlook will receive an additional $1,250,000.

Eiger takes K-Tronik Public

On January 21, 2004, Eiger's majority-owned subsidiary, K-Tronik commenced trading on the NASDAQ OTCBB under the symbol "KTRK". Eiger currently owns 14.4 million common shares or 64% of K-Tronik. K-Tronik's strategy moving forward is to increase market share by vertically integrating manufacturing, distribution and auditing capabilities. Acquisition targets such as ESCO'S (Energy Saving Contractors that specialize in conducting energy efficiency audits of multiple tenant commercial buildings and retrofitting them with high efficiency products including electronic ballasts, emergency lighting and dimming capable products) are aligned to this plan.

Additionally, K-Tronik anticipates to lever from its brand-name recognition and market share built over the past six years. With manufacturing facilities in China and a sales and distribution network in the U.S., K-Tronik plans to become a conduit for potential Asian manufacturers desiring access to the U.S. market.

      B. Business overview.

The Company has three principal subsidiaries, namely, Newlook Industries Corp., K-Tronik International Corp. and Eiger Net Inc.

Newlook's previous operating subsidiary, ADH, was a custom metal fabricator and distributor. During the 2003 fiscal year, ADH experienced a continued slowdown in outsourcing required by primary manufacturers in South-western Ontario. As a consequence, on May 28, 2003, management announced it would be closing its Stratford, Ontario manufacturing facility and discontinuing ADH operations. On July 8, 2003, all of ADH's inventories, equipment and intellectual properties were sold by public auction. Operations were discontinued at that time. ADH was wound-up in August 2003.

NEWLOOK INDUSTRIES CORP.

Newlook closed its acquisition of Onlinetel on March 18, 2004, as detailed in
Item 4A above. Onlinetel is a next generation telecommunications software and services company, which harnesses the power of soft-switch technology to deliver state of the art Voice over Internet Protocol (VoIP) communication services to individuals, businesses and carriers. Utilizing soft switch technology, Onlinetel converts analog voice conversation to digital I.P. packets and routes voice calls, phone-to-phone, over broadband networks from any wireless or landline connection. VoIP and the integration of voice and data networks is a competitive threat to providers of traditional telecom services because of the substantial increase in communication cost efficiencies of both running voice and data over a single integrated infrastructure and the ability to bypass per minute usage rates.

Using its Intelliswitch application, Onlinetel pioneered and developed a new media for advertisers, enabling individuals and businesses to benefit from free long distance calling in exchange for listening to a brief paid advertisement, and enabling sponsors to benefit from one-to-one advertisements to callers. The first commercial application of this advertisement based calling network was launched in the Greater Toronto Area (GTA) 905 area code. In 2001, Onlinetel experienced dramatic growth in advertising revenue as its user base in the GTA 905 area code grew to over 200,000 households, or just under 20% of the market.

By early 2002, the national network was implemented across Canada, and currently has 15 points of presence in major cities from Halifax, Nova Scotia to Victoria, British Columbia with 6 more cities to be added in the near term. Since implementing the national network, Onlinetel commenced building its revenue streams and expanding its user base. Onlinetel was first to market with free ad-based long distance over major cities in the province of Ontario. Onlinetel was also first to launch a VoIP-based 10-10 pay per call dial around offering servicing Ontario callers domestic and international calls. Onlinetel continues to build on the technical and cost effective strength of VoIP technology, its applications and its national network, by developing and growing multiple revenue streams. As well, by leveraging its technology platform and scalable network infrastructure, Onlinetel has identified several potentially lucrative product offerings targeted to its growing user base.

Onlinetel delivers toll-quality communications at low long distance rates. With reduced investment cost burdens, Onlinetel's soft-switch technology reliably scales to service millions of callers. Onlinetel's continued expansion of its own national network along with seamless and virtual connections worldwide with leading carriers will extend Onlinetel's reach to the global community into the future.

K-TRONIK INTERNATIONAL CORP.

K-Tronik is a North American manufacturer of energy efficient electronic ballasts for fluorescent lighting. K-Tronik supplies ballasts worldwide to OEMs such as Lightolier, Fontana, Edison, Visioneering, Peerless and others. With a broad product line, low cost production and a low product defect rate (less than 0.04%), K-Tronik has developed a good reputation in the energy technology industry.

K-Tronik's market is anticipated to continue to grow due in part to the United States Department of Energy's mandate that all fluorescent lamp ballasts produced after April 1, 2005 must be energy efficient electronic ballasts, as opposed to less efficient electromagnetic ballasts. Currently, electronic ballasts represent 40% of the annual US $1 billion North American ballast market. The brand recognition and market share built by K-Tronik over the past six years has also contributed to its sales growth.

Based on this growth, Eiger announced its intention in late 2001 to take K-Tronik public by way of a reverse acquisition with LMC Capital Corp., a US reporting issuer. On January 21, 2004, Ktronik commenced trading on the NASDAQ OTCBB under the symbol "KTRK".

K-Tronik's strategy moving forward is to increase market share by vertically integrating manufacturing, distribution and auditing capabilities. Acquisition targets such as ESCOs (Energy Saving Contractors that specialize in conducting energy efficiency audits of multiple tenant commercial buildings and retrofitting them with high efficiency products including electronic ballasts, emergency lighting and dimming capable products) are aligned to this plan.

Through this strategy, it is anticipated that sales will increase, gross margins will be enhanced and synergistic operating efficiencies may be created. Additionally, K-Tronik anticipates to lever from its brand-name recognition and market share built over the past six years. With manufacturing facilities in China and an extensive sales and distribution network in the U.S., K-Tronik is poised to become a conduit for potential Asian manufacturers desiring access to the U.S. market.

EIGER NET INC.

Eiger Net has been involved in the research and development, engineering and manufacturing of multimedia and data communication cards such as 56Kbps modem cards, Home PNA cards, LAN cards, MP3 modules and other Internet access devices for OEM consumer electronics companies worldwide. Eiger Net is located in South Korea.

In 2000, Eiger Net invested in new manufacturing capacity and obtained a QS 9000 certification in order to able to compete for large volume OEM consumer electronics contracts. As a result of those initiatives, Eiger experienced dramatic revenue growth and positive cash flow in 2000.

However, the global economic downturn that subsequently began resulted in difficult years for Eiger Net in 2001 and 2002. The cost of new investments coupled with much lower production volumes than anticipated substantially increased unit production costs thereby eliminating operating margins. In 2003, Eiger Net expanded its operations to include production of cellular phone assemblies. Recently, Eiger Net has added 'Projection Keyboard' with the brand name of 'EigerKey' to its product line-up. It is the world's first commercial projection keyboard using Canesta's patented Electronic Perception Technology.

With continued growth of the Internet and the convergence of voice and data networks, demand for multimedia and data communication cards that enable consumer electronic devices to access those networks will grow. As such, Eiger Net is positioned in growth areas of the computer components and peripherals industry.

Description of Principal Products

Newlook's Onlinetel subsidiary serves the retail and business market segments of the long distance industry across Canada. Currently, Onlinetel offers VoIP-based 10-10 pay per call, subscription and advertising based long distance, along with calling cards and wholesale telephony services.

The K-Tronik subsidiary serves the retrofit and new building electronic fluorescent light ballast market in the USA, Canada, South America and Korea. K-Tronik energy efficient electronic ballasts are manufactured in China with research and development facilities in both Asia and the U.S.

Eiger Net serves the major peripheral market segments of the computing industry, being the communications, connectivity and storage segments, and has designed its product line around providing solutions to customers in each of these market segments. The Company manufactures computer peripheral products such as PCMCIA card data/fax modems, desktop PC modems, data storage and networking devices and data storage cards for use in digital cameras. Recently, Eiger Net has added 'Projection Keyboard' with the brand name of 'EigerKey' to its product line-up.

Sales and Revenue Analysis

Sales                                  Fiscal 2003    Fiscal 2002    Fiscal 2001
--------------------------------------------------------------------------------

Electronic Ballasts                     $9,152,000    $10,107,000    $10,107,000

Computer Peripherals                    $8,638,000    $ 5,882,000    $17,428,000

VoIP Communication Services             $4,932,000    $ 1,918,000    $   234,000

Fabricated Products                     $  787,000    $ 1,418,000    $ 2,301,000

The electronic ballasts are distributed in the United States, while the computer peripheral products are distributed internationally and the VoIP communication services are offered to the Canadian market. The fabricated products business has been discontinued.

The component parts for various circuit boards used in the computer peripheral and lighting ballast products are sourced from various large electronic suppliers and are available from many sources. The Company's main business is not seasonal.

Marketing and Distribution Channels

The Company's Newlook subsidiary markets its telephony services through various advertising and promotional medium, including its own advertising based calling network and internal sales staff. By focusing on delivering Canadians a high-quality, premium-value service offering some of the most competitive national rates, the subscription base has expanded through customers' word of mouth.

The K-Tronik subsidiary has an extensive distribution network that includes a head office sales force coupled with regional sales representatives. This has allowed K-Tronik to sell to a broad base of customers in the construction and retrofit sector of the U.S.

Key to Eiger Net's distribution network is its ability to market its product line effectively to major OEM's in Asia such as Samsung and LG.

      C. Organizational structure.

The following is a list of each subsidiary of the Company and the jurisdiction of incorporation and the direct or indirect percentage ownership by the Company of each subsidiary:

                                              Jurisdiction of    Percentage of Voting Securities
Name of Subsidiary                             Organization            Owned of Controlled
------------------------------------------------------------------------------------------------
Newlook Industries Corp. ("Newlook")         British Columbia                  92%
Eiger Net, Inc. ("Eiger Net")                   South Korea                    58%
K-Tronik International Corp. ("K-Tronik")         Nevada                       64%

The following is an organizational chart showing the Company's material subsidiaries:

                             ----------------------
                             Eiger Technology, Inc.
                             ----------------------
                                      |
                                      |
        -----------------------------------------------------------
        |                             |                           |
        | 58%                         | 64%                       | 92%
        |                             |                           |
---------------------   ----------------------------  --------------------------
   Eiger Net, Inc.      K-Tronik International Corp.   Newlook Industries Corp.
(a South Korea corp.)         (a Nevada corp.)        (a British Columbia corp.)
---------------------   ----------------------------  --------------------------

      D. Property, plants and equipment.

The Company owns an industrial facility that is 55,000 square feet of mixed office, manufacturing and engineering space located in an industrial designated area in Stratford, Ontario. This facility is situated on 31.8 acres of land of which 26 acres is available for development or resale, although there are no current plans for either. The facility was previously used in ADH Custom Metal Fabrication's operations, which have been discontinued. As such, the facility is currently for sale. The land and property are subject to a first mortgage of $1,213,000, with a balance of $505,000 at September 30, 2003.

The Company recently moved its Eiger Net manufacturing facility to a modern 35,000 sq. ft. facility within Seoul, South Korea. This facility includes equipment capable of manufacturing high quality, technologically complex printed circuit board assemblies and electronic technical products. A second facility of approximately the same size is also located in Seoul for the manufacturing of electronic ballasts. Both facilities are leased.

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

      A. Operating results.

Comparative Analysis Between Fiscal 2003 and 2002

Revenues for the fiscal year ending September 30, 2003 increased 18% to $22.7 million from $19.3 million during the prior year. Loss from operations (net of unusual items) for the period was $4.0 million ($0.11 per share), compared to a loss of $5.2 million ($0.15 per share) during the prior year. Unusual items totaling $3.4 million ($.09 per share) are comprised of non-recurring items relating to the write-down of certain capital assets, inventory and goodwill and the discontinued operations of ADH Custom Metal Fabricators, Inc. ("ADH"). Revenue from ongoing operations were as follows:

($'000s) FYE-Sept.             2003               2002       Increase (Decrease)
Onlinetel                     4,932              1,917                     +157%
Eiger Net                     8,638              5,882                      +47%
K-Tronik                      9,152             10,107                       -9%
Newlook                        n.a.*             1,418                      -44%
                             ------             ------
Total                        22,722             19,324                      +18%
                             ======             ======

* - discontinued operations

Onlinetel and Eiger Net drove Eiger's considerable revenue growth in fiscal 2003. Onlinetel experienced a significant increase in revenues as the company's core operations shift increasingly towards the rapidly expanding residential market. Eiger Net's dramatic revenue growth was primarily the result of increased consumer demand for its products due to the improving global economy. Newlook's revenues were categorized as discontinued operations as a result of its May 2003 announcement that it would be ceasing its ADH business and closing its manufacturing facility. ADH operations were wound-up in August 2003.

Operating expenses decreased 17% for fiscal 2003 to $8,166,000 from $9,809,000 for the same period last year. Selling, general and administrative expenses ("SG&A") decreased by 20% in the fiscal year to $6,750,000 from $8,451,000 in the prior year. SG&A consists primarily of salaries and benefits, and the operating costs associated with sales. Amortization of capital assets, goodwill and other assets increased to $908,000 from $797,000 in the previous year mainly due to the relatively larger capital asset base existing during fiscal 2003. Interest on long-term debt, other interest and bank charges decreased to $508,000 in fiscal 2003 from $561,000 in the prior year.

Comparative Analysis Between Fiscal 2002 and 2001

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

($'000s) FYE-Sept.              2002                 2001    Increase (Decrease)
Onlinetel                       1,917                  234                1,683
Eiger Net                       5,882               17,428              (11,546)
K-Tronik                       10,107               10,107                   --
ADH                             1,418                2,301                 (883)
                              -------              -------              -------
Total                          19,324               30,070              (10,746)
                              =======              =======              =======

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

Expenses decreased approximately 2% during the year ended September 30, 2002 to $9,809,000 from $9,947,000 for the year ended September 30, 2001. SG&A increased by approximately 8.7% (2002: $8,451,000; 2001: $ 7,769,000), primarily due to recording a full year of SG&A from Onlinetel in 2002 vis-a-vis 2 months of operations in the previous year. SG&A consisted principally of salaries and benefits, and the operating costs associated with sales at Eiger Labs, Eiger Net and K-Tronik.

While interest on long-term debt also decreased (September 30, 2002: $60,000; September 30, 2001: $98,000), other interest and bank charges increased (September 30, 2002: $501,000; September 30, 2001: $480,000). This was due to a
reduction in long-term debt at Eiger Group of Companies. Amortization of goodwill and other assets decreased from $1,032,000 in fiscal 2001 to $235,000 in fiscal 2002.

      B. Liquidity and capital resources.

Cash at September 30, 2003 was $618,000, down from $1,982,000 at September 30, 2002. The Company's accounts receivables declined to $3,598,000 from $5,004,000 while accounts payable/accrued liabilities increased to $4,569,000 from $4,395,000 at September 30, 2002, respectively during the fiscal year.

      C. Research and development, patents and licenses, etc.

Research and development expenses were nil (nil: 2002; $20,000: 2001) for the year ended September 30, 2003 as a result of a continued cost cutting program in place until the economy substantially improves.

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

      D. Trend information.

The Company is currently affected by several industry trends. One trend is that of the expansion of Voice over Internet Protocol (VoIP) usage in North America. VoIP is expected to a high growth market over the next few years. For example, voice over packet (VoP)-based services will grow to nearly $197 billion by 2007 from a mere $13 billion in 2002, according to Insight Research. To achieve this figure, Insight Research forecasts that VoP services will grow at a compounded rate of more than 72 percent over 2002 to 2007, a figure that would make packet-voice services one of the fastest-growing segments in telecommunications. The impetus for this growth is the competitive threat that VoIP poses to providers of traditional telecom services. Essentially, VoIP substantially increases communication cost efficiencies by running voice and data over a single integrated infrastructure and bypassing traditional per minute telecommunication usage rates.

Through its majority-owned subsidiary, Newlook, Eiger is positioned to play a principal role in the Canadian VoIP services market. Advertising based calling networks have been launched nationally in order to significantly expand its user base and introducing several potentially lucrative VoIP products to its growing user base including lowest cost 10-10 based international calling and residential and corporate flat rate subscription plans for unlimited calling between major centers nationally.

The second less significant trend is that of cyclical oversupply in the PC industry, which affects Eiger's core operating revenue. Currently, the majority of Eiger's revenue is derived from the OEM manufacture of conventional modem and modem related computer products such as 56K modems and modem/LAN cards. The current cyclical trend of oversupply in the PC industry, coupled with reduced consumer spending and overall economic activity has the effect of a reduction in orders for components. This trend began in the first fiscal quarter of 2000 and, although this oversupply of inventory has been worked down somewhat by major computer companies, it is likely to persist for at least the near term, resulting in a reduction of orders for Eiger's manufacturing facility in Korea.

      E. Off-balance sheet arrangements.

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

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

Jason R. Moretto                Vaughan ON        C.F.O. and Director
Director since January 5, 2004.

Mr. Moretto is a Chartered Financial Analyst and Certified General Accountant whose previous experience includes equity research and practicing as an accountant in both industry and public practice. He also holds a Bachelor of Commerce degree from the University of Toronto. Mr. Moretto is wholly involved in managing Eiger's business operations.

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

Roland P. Austrup               Port Sydney ON    Director
Director since April 10, 2003.

Mr. Austrup is president and CEO of Integrated Managed Futures Corp., the managed futures subsidiary of Integrated Asset Management (IAM), a Toronto-based asset manager with $1.3 billion under management. Mr. Austrup has been an important bridge between the investment community and Eiger Technology in the past. Mr. Austrup is not involved in managing Eiger's daily business operations.

There are no arrangements or understandings between any of the officers or directors of the Company as to their election or employment, nor are there any family relationships.

      B. Compensation.

For the year ended September 30, 2003 Gerry Racicot was compensated $228,000 for his role as President of the Company. For the same period, Keith Attoe received $228,000 for his role as C.F.O. of the Company.

A total of 21 persons served as members of the administrative, supervisory or management bodies of the subsidiaries of the Company during fiscal 2003. The aggregate remuneration paid to such persons was approximately $2.0 million.

The following is a list of stock options granted during the last full financial year to members of the Company's executives.

Name                         Quantity          Exercise price     Expiry
--------------------------------------------------------------------------------

Gerry Racicot                100,000           $.55               April 10, 2008
Keith Attoe                  100,000           $.55               April 10, 2008
Sidney Harkema                25,000           $.55               April 10, 2008
Rob Hoegler                   25,000           $.55               April 10, 2008
Roland Austrup                50,000           $.55               April 10, 2008

None of the above options were exercised during the Company's most recently completed financial year.

There are no other arrangements under which, directors or members of the Company's administrative, supervisory or management body, were compensated by the Company during the most recently completed financial year for their services.

No plan exists, and no amount has been set aside or accrued by the Company or any of its subsidiaries, to provide pension, retirement or similar benefits for directors or officers of the Company, or any of its subsidiaries.

      C. Board practices.

The directors of the Company are elected annually and hold office until the next annual general meeting of the Company's shareholders or until their successors in office are duly elected or appointed. All of the Company's directors were elected at the Company's most recent annual general meeting, which took place on March 2, 2004. Under the Company Act (Ontario) the Company is required to hold an annual general meeting no more than 15 months after its most recent annual general meeting.

There are no service contracts with the Company or any of it subsidiaries for the directors providing benefits upon termination of their service.

The Company does not have an executive committee. The audit committee is comprised of Jason Moretto, Sidney Harkema, Robert Hoegler and Roland Austrup. The committee operates within the guidelines of the Toronto Stock Exchange.

      D. Employees.

The Company and its subsidiaries employ approximately 52 employees worldwide. The following is a breakdown of persons employed by main category of activity and geographic location for the last full financial year:

                              Administrative/    Sales/
Location                      Clerical           Marketing         Manufacturing
--------------------------------------------------------------------------------

Canada                            15                 7                 0
United States                      3                 6                 4
South Korea                        5                 5                 7

The significant reduction in the number of employees from 82 in the prior year was primarily due to ADH's discontinuance of operations and at Eiger Net from cost controls established as a result of reduced economic activity, eliminating 15 and 13 staff, respectively.

The Company and its subsidiaries have no involvement with labour unions. The Company and its subsidiaries do not employ a significant number of temporary employees.

      E. Share ownership.

                                                                            Number of Voting Shares
                                                                             Beneficially Owned or
Name and Address       Occupation                    Director Since    Controlled Directly or Indirectly
----------------------------------------------------------------------------------------------------------
Gerry A. Racicot       President, Chief             August 21, 1992              1,596,755(1)
Norwich, ON            Executive Officer and
                       Director

Jason R. Moretto       Chief Financial Officer      January 5, 2004                110,148(2)
Vaughan, ON            and Director of the
                       Company;

Sidney S. Harkema      Director of the Company;     August 21, 1992              1,514,100(3)
Orillia, ON            retired

Robert Hoegler         Director of the Company;    February 23, 1996                   Nil(4)
Richmond, BC           director of MCA Equities
                       Ltd., (a private
                       management company)

Roland P. Austrup      Director of the Company;     April 10, 2003                   6,500(5)
Port Sydney, ON        President/CEO of
                       Integrated Managed
                       Futures Corp.
--------------------------------------------------------------------------------------------------------

(1) Mr. Racicot holds options to purchase 1,350,000 shares. Mr. Racicot also holds warrants to purchase 128,125 shares at $0.55 by March 27, 2004.

(2) Mr. Moretto holds options to purchase 310,000 shares. Mr. Moretto also holds warrants to purchase 54,348 shares at $0.55 by March 27, 2004.

(3)   Mr. Harkema holds options to purchase 225,000 shares.

(4)   Mr. Hoegler holds options to purchase 225,000 shares.

(5)   Mr. Austrup holds options to purchase 275,000 shares.

--------------------------------------------------------------------------------
                                       Number of Shares
                                     Beneficially Owned or
                                    Controlled Directly or   Percentage of Total
Name                                      Indirectly           Shares Issued(1)
--------------------------------------------------------------------------------
Directors and Officers as a Group          3,227,503                 8.4%
--------------------------------------------------------------------------------

(1) Based on a total of 38,206,451 common shares issued and outstanding as at March 18, 2004.

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

     Number of                  Number of Common           % of Common shares
    U.S. Holders               shares held in U.S.             held in U.S.
--------------------------------------------------------------------------------
         13                         2,654,021                      6.95%

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

Export Sales

Total Sales               Export Sales          Export Sales as % of Total Sales
--------------------------------------------------------------------------------
$ 22,722,000              $ 17,790,000                      78.3%

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

Item 9. The Offer and Listing.

      A. Offer and listing details.

Information regarding the price history of the stock.

Calendar Period               High (Cdn$)     Low (Cdn$)        Volume

Month Ended

February, 2004                   1.34            0.91          2,789,900
January, 2004                    1.40            0.88          2,843,400
December, 2003                   1.29            0.78          4,633,900
November, 2003                   0.84            0.46          4,316,800
October, 2003                    0.49            0.42          1,244,700

Quarter Ended

September 30, 2003               0.58            0.43          4,132,700
June 30, 2003                    0.69            0.44          3,301,200
March 31, 2003                   0.85            0.42          3,250,400
December 31, 2002                0.84            0.50          3,862,507
September 30, 2002               1.55            0.50          4,012,933
June 30, 2002                    2.24            0.85         15,040,108
March 31, 2002                   1.15            0.38          7,259,916
December 31, 2001                0.63            0.37          6,288,712

Year Ended

September 30, 2001               3.24            0.35         16,397,600
September 30, 2000              10.30            0.90         37,181,900
September 30, 1999               1.73            0.22         10,682,000

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

The purpose of the Company is to perform any and all corporate activities permissible under Ontario law. A director may vote in respect of any contract or arrangement in which such director has an interest notwithstanding. Such director's interest and an interested director will not be liable to the Company for any profit realized through and such contract or arrangement by reason of such director holding the office of director. The remuneration of the directors shall, from time to time be determined by the Company by ordinary resolution. Directors of the Company are not required to own shares of the Company in order to serve as directors.

The share capital of the Company is an unlimited number of authorized common shares and 37,040,902 common shares outstanding as at the fiscal year end September 30, 2003 and 38,206,451 as of March 18, 2004.

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

                                     PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

            Not Applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

            Not Applicable.

Item 15. Controls and Procedures.

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in US Exchange Act Rule 13a-14(c)) within 90 days of the date of this Form 20-F, have concluded that, as of such date, the Company's disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to them by others within the Company particularly during the period in which this Form 20-F was being prepared.

There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date our Chief Executive Officer and our Chief Financial Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

Item 16. [Reserved]

Item 16A. Audit committee financial expert.

The Company's Board of Directors has determined that the Company has at least one audit committee financial expert serving on its audit committee. The Company's audit committee financial expert is Jason Moretto, who is not considered independent for audit committee purposes, and who also serves as the Company's Chief Financial Officer.

Item 16B. Code of Ethics.

The Company has adopted a code of ethics that applies to its Chief Executive Officer and Chief Financial Officer. The code of ethics may be viewed on the Company's website, www.eigertechnology.com.

                                    PART III

Item 17. Financial Statements.

            Not Applicable.

Item 18. Financial Statements.

The following financial statements are attached to and form part of this Annual
Report:

Audit Report

Audited Consolidated Financial Statements of the Company for the years ended September 30, 2003, September 30, 2002 and September 30, 2001.

Item 19. Exhibits.

Exhibit Number

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

      31          Section 302 Certifications

      32          Section 906 Certifications

*     Adopted by reference, as previously filed with the Commission.

                                   SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

      Eiger Technology, Inc.


      /s/ GERRY RACICOT
      -----------------

      Gerry Racicot
      President and C.E.O.

      March 25, 2004

                             EIGER TECHNOLOGY, INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                        September 30, 2003, 2002 and 2001

                             EIGER TECHNOLOGY, INC.
                                      INDEX
                        September 30, 2003, 2002 and 2001

Auditor's Report

Consolidated Financial Statements

     Balance Sheets

     Statements of Operations and Retained Earnings

     Statements of Cash Flows

Notes to the Consolidated Financial Statements

                    [LETTERHEAD OF MONTEITH, MONTEITH & CO.]

                                AUDITOR'S REPORT

To the Shareholders of
Eiger Technology, Inc.:

      We have audited the consolidated balance sheets of Eiger Technology, Inc. as at September 30, 2003, 2002 and 2001 and the consolidated statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements present fairly, in all material respects, the financial position of Eiger Technology, Inc. as at September 30, 2003, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in Canada.

                                                        Monteith, Monteith & Co.

                                                         CHARTERED ACCOUNTANTS.

Stratford, Ontario,
December 30, 2003.

                             EIGER TECHNOLOGY, INC.
                           CONSOLIDATED BALANCE SHEETS
                               as at September 30

                                     ASSETS

                                                                  2003            2002            2001
                                                                  ----            ----            ----
                                                                    $               $               $
Current:
  Cash                                                            618,000       1,982,000       1,847,000
  Short-term Investments (Note 5)                                 409,000       1,653,000       4,146,000
  Accounts Receivable (Note 6)                                  3,598,000       5,004,000       8,759,000
  Inventory                                                     3,049,000       4,493,000       6,545,000
  Prepaid Expenses                                                681,000         378,000         769,000
                                                             ------------    ------------    ------------

                                                                8,355,000      13,510,000      22,066,000

Long-term Investments (Note 5)                                    736,000       1,650,000         404,000
Capital (Note 7)                                                3,528,000       4,867,000       4,541,000
Goodwill                                                        2,114,000       3,013,000       2,488,000
Future Income Tax Benefit                                          98,000              --              --
Other (Note 8)                                                    947,000         718,000       1,222,000
                                                             ------------    ------------    ------------

                                                               15,778,000      23,758,000      30,721,000
                                                             ============    ============    ============

                      LIABILITIES and SHAREHOLDERS' EQUITY

Current:
  Bank Indebtedness (Note 9)                                    3,766,000       4,028,000       3,515,000
  Accounts Payable and Accrued Liabilities                      4,569,000       4,395,000       5,616,000
  Current Portion of Long-term Debt (Note 10)                     420,000         145,000         120,000
                                                             ------------    ------------    ------------

                                                                8,755,000       8,568,000       9,251,000
                                                             ------------    ------------    ------------

Long-term Debt (Note 10)                                        1,036,000         940,000       1,014,000
                                                             ------------    ------------    ------------

Non-controlling Interest                                       (3,172,000)     (1,873,000)       (671,000)
                                                             ------------    ------------    ------------

Shareholders' Equity:
  Share Capital (Note 12)                                      42,685,000      42,235,000      42,001,000
  Contributed Surplus                                             217,000         217,000         217,000
  Retained Earnings                                           (33,743,000)    (26,329,000)    (21,091,000)
                                                             ------------    ------------    ------------

                                                                9,159,000      16,123,000      21,127,000
                                                             ------------    ------------    ------------

                                                               15,778,000      23,758,000      30,721,000
                                                             ============    ============    ============

On Behalf of the Board:


           "Gerry Racicot"                Director
     -----------------------------
              Gerry Racicot


           "Keith Attoe"                    Director
     -----------------------------
              Keith Attoe

                            (See Accompanying Notes)

                             EIGER TECHNOLOGY, INC.
           CONSOLIDATED STATEMENTS of OPERATIONS and RETAINED EARNINGS
                        for the years ended September 30

                                                       2003            2002            2001
                                                       ----            ----            ----
                                                         $               $               $
Sales                                               22,722,000      19,325,000      30,070,000

Cost of Sales                                       19,896,000      17,146,000      27,711,000
                                                  ------------    ------------    ------------
Gross Margin                                         2,826,000       2,179,000       2,359,000
                                                  ------------    ------------    ------------
Expenses:
  Selling, General and Administration                6,500,000       8,451,000       7,769,000
  Amortization of Capital Assets                       658,000         562,000         568,000
  Amortization of Goodwill and Other                   171,000         235,000       1,032,000
  Interest on Long-term Debt                            66,000          60,000          98,000
  Other Interest and Bank Charges                      401,000         501,000         480,000
                                                  ------------    ------------    ------------
                                                     7,796,000       9,809,000       9,947,000
                                                  ------------    ------------    ------------
Income (Loss) before Provision for Income Taxes     (4,970,000)     (7,630,000)     (7,588,000)
                                                  ------------    ------------    ------------
Provision for Income Taxes:
  Current                                                   --              --          (6,000)
  Future                                               (98,000)             --         (56,000)
                                                  ------------    ------------    ------------
                                                       (98,000)             --         (62,000)
                                                  ------------    ------------    ------------
Income (Loss) before Unusual Items                  (4,872,000)     (7,630,000)     (7,526,000)

  Discontinued Operations (Note 13)                   (321,000)             --              --
  Gain on Disposal of Discontinued Operations               --              --              --
  Non-recurring Items (Note 14)                     (3,106,000)             --     (16,366,000)
                                                  ------------    ------------    ------------
Income (Loss) before Non-controlling Interest       (8,299,000)     (7,630,000)    (23,892,000)

Non-controlling Interest                              (885,000)     (2,392,000)     (3,565,000)
                                                  ------------    ------------    ------------
Net Income (Loss) for the Year                      (7,414,000)     (5,238,000)    (20,327,000)

Retained Earnings - Beginning of Year              (26,329,000)    (21,091,000)       (764,000)
                                                  ------------    ------------    ------------
Retained Earnings - End of Year                    (33,743,000)    (26,329,000)    (21,091,000)
                                                  ============    ============    ============
          Earnings per Share:
               Before Non-recurring Items
                    Basic                                (0.11)          (0.15)          (0.23)
                                                  ------------    ------------    ------------
                    Diluted                              (0.11)          (0.15)          (0.23)
                                                  ------------    ------------    ------------
               Net Income (Loss)
                    Basic                                (0.20)          (0.15)          (0.61)
                                                  ------------    ------------    ------------
                    Diluted                              (0.20)          (0.15)          (0.61)
                                                  ------------    ------------    ------------

                            (See Accompanying Notes)

                             EIGER TECHNOLOGY, INC.
                      CONSOLIDATED STATEMENTS of CASH FLOWS
                        for the years ended September 30

                                                                    2003            2002            2001
                                                                    ----            ----            ----
                                                                      $               $               $
Cash Flows from Operating Activities:
  Net Income (Loss) for the Year                                 (7,414,000)     (5,238,000)    (20,327,000)
  Items not Involving Cash:
    Non-recurring Items (Note 14)                                 3,106,000              --      16,366,000
    Non-controlling Interest (Incl. Discontinued Operations)       (968,000)
    Amortization (Incl. Discontinued Operations)                    908,000         797,000       1,600,000
    Future Income Taxes                                             (98,000)             --         (56,000)
                                                               ------------    ------------    ------------
                                                                 (4,466,000)     (4,441,000)     (2,417,000)
                                                               ------------    ------------    ------------
    Changes in Non-cash Working Capital Balances:
      Accounts Receivable                                         1,406,000       3,755,000       3,280,000
      Inventory                                                   1,444,000       2,052,000       3,203,000
      Prepaid Expenses                                             (303,000)        391,000         (83,000)
      Accounts Payable and Accrued Liabilities                      174,000      (1,221,000)     (5,568,000)
      Income Taxes Payable                                               --              --         (39,000)
      Non-controlling Interest                                           --      (1,202,000)     (3,094,000)
                                                               ------------    ------------    ------------
                                                                 (1,745,000)       (666,000)     (4,718,000)
                                                               ------------    ------------    ------------
Cash Flows from Investing Activities:
  Purchase of Capital Assets                                       (224,000)       (888,000)       (478,000)
  Long-term Investments                                            (847,000)     (1,246,000)     (3,571,000)
  Purchase of Goodwill and Other Assets                            (135,000)       (256,000)     (2,531,000)
                                                               ------------    ------------    ------------
                                                                 (1,206,000)     (2,390,000)     (6,580,000)
                                                               ------------    ------------    ------------
Cash Flows from Financing Activities:
  Increase (Decrease) in Long-term Debt                             371,000         (49,000)       (474,000)
  Increase (Decrease) in Bank Indebtedness                         (262,000)        513,000         845,000
  Issuance of Share Capital (Net of Costs)                          234,000         234,000       3,106,000
                                                               ------------    ------------    ------------
                                                                    343,000         698,000       3,477,000
                                                               ------------    ------------    ------------
Net Cash Flows for the Year                                      (2,608,000)     (2,358,000)     (7,821,000)

Cash and Cash Equivalents - Beginning of the Year                 3,635,000       5,993,000      13,814,000
                                                               ------------    ------------    ------------
Cash and Cash Equivalents - End of the Year                       1,027,000       3,635,000       5,993,000
                                                               ============    ============    ============
Cash and Cash Equivalents Represented by:
Cash                                                                618,000       1,982,000       1,847,000
Short-term Investments                                              409,000       1,653,000       4,146,000
                                                               ------------    ------------    ------------
                                                                  1,027,000       3,635,000       5,993,000
                                                               ============    ============    ============

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

      (b)   Principles of Consolidation:

            The accompanying consolidated financial statements include the accounts of Eiger Technology, Inc. and all of its subsidiary companies as listed in Note 4. All significant intercompany transactions and balances have been eliminated upon consolidation.

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

      (m)   Stock-based Compensation:

            Effective October 1, 2002, the Company adopted the recommendations of CICA Section 3870, "Stock-based Compensation and Other Stock-based Payments", which established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Under the new provisions, stock-based compensation should be recognized on a fair value basis for stock-based payments to non-employees, and for employee awards that are direct awards of stock, or call for settlement in cash or other assets. The new section permits the Company to continue its existing policy of not recognizing any compensation expense upon the granting of stock options to its employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. The new section does, however, require additional disclosures for options granted to employees, including the disclosure of pro-forma earnings and pro-forma earnings per share calculated as if the fair value method of accounting had been used. This information is provided in
            Note 3.

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

3.    Stock-based Compensation:

      Effective October 1, 2002, the Company adopted the recommendations of CICA
      Section 3870, "Stock-based Compensation and Other Stock-based Payments", which requires the disclosure of pro-forma net income as if the Company had accounted for its stock options issued to employees subsequent to September 30, 2002 under the fair value method. Pro-forma results, including stock-based compensation, for the year ended September 30, 2003 and the years ended September 30, 2002 and 2001 for comparison, are as follows:

                                              2003           2002           2001
                                              ----           ----           ----
                                                $              $              $

      Net Loss - as Reported               (7,414,000)    (5,238,000)   (20,327,000)

      Stock-based Compensation Expense       (195,000)      (285,000)    (1,766,000)
                                          -----------    -----------    -----------

      Net Loss - Pro-forma                 (7,609,000)    (5,523,000)   (22,093,000)
                                          ===========    ===========    ===========

      Earnings per Share - as Reported          (0.20)         (0.15)         (0.61)
                                          ===========    ===========    ===========

      Earnings per Share - as Pro-forma         (0.21)         (0.15)         (0.64)
                                          ===========    ===========    ===========

      The fair value of each option grant is estimated as of the grant date using the Black-Scholes option-pricing model. For the twelve months ended September 30, 2003, the Company used the following weighted average assumptions: risk-free interest rate of 4.50%; expected volatility of 6%; expected life of 5 years: expected divided yield of 0%.

      Details of outstanding stock options are disclosed in Note 12.

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

4.    Subsidiaries and Related Party Transactions:

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

         Onlinetel Corp.                        100% Subsidiary
         Onlinetel Inc.                         100% Susidiary of
                                                    Onlinetel Corp.

*     Inactive - holding company only

All transactions within the corporate group are in the normal course of business, are transacted at fair market value, are recorded at the carrying value at the time, and are eliminated upon consolidation. Intercompany balances at the financial statement date are also eliminated upon consolidation.

Service fees paid to corporations owned by management personnel during fiscal 2003 totalled $481,000 (2002: $456,000; 2001: $412,000).

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

5.    Investments:

      (a)   Short-term Investments:

      Short-term investments are comprised of Canadian money market funds and short-term commercial paper plus accrued interest, having a market value equivalent to their cost amount.

      (b)   Long-term Investments:

                                                      2003        2002        2001
                                                      ----        ----        ----
                                                        $           $           $
      Advances to Lexatec VR Systems Inc.             96,000     123,000     324,000
      Subsidiary long-term portfolio investments     640,000   1,527,000      80,000
      Other                                               --          --          --
                                                   ---------   ---------   ---------
                                                     736,000   1,650,000     404,000
                                                   =========   =========   =========

      The advances noted above are non-interest bearing, and have no specific terms of repayment.

6.    Accounts Receivable:

      Accounts receivable are reported net of an allowance for doubtful accounts of $2,662,000 (2002: $2,373,000; 2001: 196,000).

7.    Capital Assets:

                                                  2003                           2002           2001
                                -----------------------------------------    -------------------------
                                               Accumulated       Net Book      Net Book       Net Book
                                   Cost        Amortization       Value         Value          Value
                                ----------------------------------------------------------------------
                                     $              $               $              $              $
      Land                         218,000             --        218,000        217,000        159,000
      Buildings                  1,102,000        183,000        919,000        910,000        920,000
      Machinery and Equipment    3,340,000      2,392,000        948,000      1,930,000      1,516,000
      Furniture and Fixtures       663,000        474,000        189,000        255,000        428,000
      Automotive Equipment         183,000        107,000         76,000         95,000        118,000
      Leasehold Improvements            --             --             --        112,000        116,000
      Telecommunications         1,338,000        386,000        952,000      1,018,000        799,000
      Computer Equipment           464,000        238,000        226,000        330,000        485,000
                                ----------     ----------     ----------     ----------     ----------
                                 7,308,000      3,780,000      3,528,000      4,867,000      4,541,000
                                ==========     ==========     ==========     ==========     ==========

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

8.    Other:

                                                    2003         2002         2001
                                                    ----         ----         ----
                                                      $            $            $
      Product Development Costs                    172,000           --      298,000
      Non-interest Bearing Long-term Deposits      544,000      409,000      682,000
      Regulatory Approval                          143,000      153,000      174,000
      Other                                         88,000      156,000       68,000
                                                ----------   ----------   ----------
                                                   947,000      718,000    1,222,000
                                                ==========   ==========   ==========

9.    Bank Indebtedness :

      Foreign and domestic subsidiary lines of credit balances bear interest at rates ranging from 5 - 7.3%, are secured by short-term investments, inventory and equipment, and are repayable upon demand.

10.   Long-term Debt:

                                                           2003          2002          2001
                                                           ----          ----          ----
                                                             $             $             $
      Royal Bank of Canada term loan repayable in
      monthly instalments of $10,000 plus interest
      calculated at Royal Bank prime plus 1/4%            505,000       625,000       745,000

      Capital lease obligations - repayable over two
      years; interest rates averaging 22.0%               542,000            --            --

      KiUp Bank (Korea) term loan, interest only
      through fiscal 2005, then repayable at $71,000
      per year through fiscal 2010; interest at 4.9%      354,000       375,000            --

      Other                                                55,000        85,000       389,000
                                                       ----------    ----------    ----------

                                                        1,456,000     1,085,000     1,134,000

      Less: Current Portion                              (420,000)     (145,000)     (120,000)
                                                       ----------    ----------    ----------

                                                        1,036,000       940,000     1,014,000
                                                       ==========    ==========    ==========

      Principal payments required on long-term debt for the next five years are as follows: 2004: $420,000; 2005: $362,000; 2006: $191,000; 2007:
      $191,000; 2008: $96,000.

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

11.   Financial Instruments:

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

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

12.   Share Capital:

      Authorized: 100,000,000 Common Shares

      Issued:

                                           2003                          2002                          2001
                                --------------------------    --------------------------    --------------------------
                                   No. of            $           No. of            $           No. of           $
                                   Shares                        Shares                        Shares
                                   ------                        ------                        ------
Beginning of Year:               36,615,853     42,799,000     36,215,853     42,543,000     33,945,858     39,437,000
 Issued - private placement         993,098        450,000             --             --         70,000      1,839,000
        - exercise of options            --             --        310,000        209,000        400,000        350,000
        - acquisitions                   --             --             --             --      1,799,995        936,000
        - other                          --             --         90,000         47,000             --             --
        - costs of issue                 --             --             --             --             --        (19,000)
                                --------------------------    --------------------------    --------------------------
End of Year:                     37,608,951     43,249,000     36,615,853     42,799,000     36,215,853     42,543,000
Reciprocal Shareholdings           (568,049)      (564,000)      (568,049)      (564,000)      (526,929)      (542,000)
                                --------------------------    --------------------------    --------------------------
Net per Balance Sheets           37,040,902     42,685,000     36,047,804     42,235,000     35,688,924     42,001,000
                                ==========================    ==========================    ==========================

      The Company awards unconditional stock options to employees, officers, directors and others at the recommendation of the CEO as approved by the shareholders. Options are granted at the fair market value of the shares on the day granted, and vest immediately. The following is a continuity schedule of outstanding options for the reporting periods, where WAEP refers to "weighted average exercise price":

                              2003                   2002                   2001
                     --------------------   --------------------   --------------------
                                     WAEP                   WAEP                   WAEP
                       No. of        ----     No. of        ----     No. of.       ----
                       Options        $       Options        $       Options        $
                       -------                -------                -------
Beginning of Year:    3,911,000      1.96    3,446,000      2.29    1,713,000      3.37
Granted                 460,000      0.56    1,075,000      0.55    2,133,000      1.16
Exercised                    --        --     (310,000)     0.67     (400,000)     0.88
Expired                (125,000)     1.07     (300,000)     2.02           --      0.90
                     ----------             ----------             ----------
End of Year:          4,246,000      1.83    3,911,000      1.96    3,446,000      2.29
                     ==========             ==========             ==========

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

12.   Share Capital - continued:

      No stock options were exercised during fiscal 2003. The weighted average contractual life remaining for options outstanding at year end was 896 days.

      During the year, proceeds from exercised stock options of $Nil was credited to share capital (2002: $209,000; 2001: $350,000). No amounts were recognized as compensation expense with respect to stock options granted or exercised in any of the reporting periods.

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

      No shares were issued in fiscal 2003, fiscal 2002 or fiscal 2001 as a result of this agreement.

      Management has agreed to issue shares of the Company to four members of the management team of EigerNet, Inc. and Eiger Labs Group Inc. as performance earn out consideration contingent upon achieving the criteria tabled below for the combined results of those two companies:

                                                                         Common
            Year           Gross Sales              Net Income           Shares
            ----           -----------          -----------------      ---------
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

      600,000 shares were issued in fiscal 2000 as a result of this agreement based on the operating results for 1999. No shares have been issued since that time, and none will be issued in fiscal 2004 pursuant to this agreement as the sales and income criteria have not been met.

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

12.   Share Capital - continued:

      In connection with the Company's acquisition of Onlinetel, Inc. in fiscal 2001, the share exchange agreement allows that additional shares of Eiger Technology, Inc. may be issued to the former shareholders of Onlinetel, Inc. if certain earn out provisions are met as follows:

           Fiscal             Gross                Net                Common
            Year             Revenue              Income              Shares
           ------            -------              ------              ------
                                $                   $                   $
            2002            19,083,000           2,442,000          1,800,000
            2003            37,348,000           6,213,000          1,800,000
            2004            50,849,000           9,353,000          1,800,000
            2005            59,867,000          13,849,000          1,800,000

      Unmet earn out targets may be carried forward and met on a cumulative basis. The targets for fiscal 2002 and 2003 were not met and are not being carried forward.

13.   Discontinued Operation:

      As of May 28, 2003, management decided to discontinue the operations of Newlook Industries Corp., and on July 8, 2003, the assets of its operating subsidiaries, ADH Custom Metal Fabricators Inc. and Vision Unlimited Equipment Inc. were sold by public auction. The operating results of this business segment are disclosed in Note 18. Segment assets remaining at September 30, 2003 were comprised mainly of land and building owned by Alexa Properties Inc., having a value of $55,000.

14.   Non-recurring Items:

                                                                 2003          2002          2001
                                                                 ----          ----          ----
                                                                   $             $             $
      Impairment in value of consolidated goodwill               805,000            --     6,500,000
      Impairment in value of long-term loans receivable               --            --     7,003,000
      Impairment in value of inventory                                --            --       566,000
      Impairment in value of capital assets                           --            --       184,000
      Impairment in value of long-term investments in
        shares of other corporations                           1,021,000            --       982,000
      Impairment in value of deferred product
        development costs                                             --            --     1,131,000
      Loss on disposal of assets of discontinued operation
        (Net of non-controlling interest of $331,000)          1,280,000            --            --
                                                             -----------   -----------   -----------

                                                               3,106,000            --    16,366,000
                                                             ===========   ===========   ===========

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

      U.S. GAAP permits, pursuant to APB Opinion 25, the use of the intrinsic method of accounting for stock-based compensation, while SFAF No. 123, as modified by SFAS No. 148, requires pro-forma reconciliations to the fair value method.

      Reconciliations to U.S. GAAP are as follows:

                                                                   2003            2002            2001
                                                                   ----            ----            ----
                                                                     $               $               $
      Net Income (Loss):
        - per Cdn. GAAP                                         (7,414,000)     (5,238,000)    (20,327,000)

        - expense deferred product development costs net
            of portion relating to non-controlling interest       (172,000)        298,000         856,000
        - expense deferred organization costs net of
            portion relating to non-controlling interest                --              --         219,000
        - foreign currency translation adjustment                 (283,000)        341,000         191,000
        - future income tax savings related to above                    --        (100,000)       (347,000)
                                                              ------------    ------------    ------------
        - per U.S. GAAP                                         (7,869,000)     (4,699,000)    (19,408,000)
                                                              ------------    ------------    ------------
      Comprehensive item - foreign exchange
        adjustment                                                 283,000        (341,000)       (191,000)
                                                              ------------    ------------    ------------
      Comprehensive Income                                      (7,586,000)     (5,040,000)    (19,599,000)
                                                              ============    ============    ============

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

15.   Reconciliation to U.S. GAAP - continued:

                                                          2003            2002            2001
                                                          ----            ----            ----
                                                            $               $               $
      Retained Earnings:
        - per Cdn. GAAP                               (33,743,000)    (26,329,000)    (21,091,000)
        - expense deferred product
            development costs                            (172,000)             --        (298,000)
        - foreign currency translation adjustments        384,000         667,000         326,000
        - future income tax savings related to
            above                                              --              --         100,000
                                                     ------------    ------------    ------------

               - per U.S. GAAP                        (33,531,000)    (25,662,000)    (20,963,000)
                                                     ============    ============    ============

      Accumulated Other Comprehensive Items:
        - per Cdn. GAAP                                        --              --              --
        - foreign currency translation adjustments       (384,000)       (667,000)       (326,000)
                                                     ------------    ------------    ------------

        - per U.S. GAAP                                  (384,000)       (667,000)       (326,000)
                                                     ============    ============    ============

      Total Assets:
        - per Cdn GAAP                                 15,778,000      23,758,000      30,721,000
        - expense deferred product
            development costs                            (172,000)             --        (298,000)
        - increase in future income tax assets                 --              --         100,000
                                                     ------------    ------------    ------------

               - per U.S. GAAP                         15,606,000      23,758,000      30,523,000
                                                     ============    ============    ============

      Earnings per Share:
               Basic                                         (.21)           (.14)           (.59)
                                                     ------------    ------------    ------------

               Fully Diluted                                 (.21)           (.14)           (.59)
                                                     ------------    ------------    ------------

      Pro-forma Disclosure (SFAS No. 123):

      Had SFAS No. 123 been followed, net income would have decreased by $195,000 in fiscal 2003 (2002: $285,000; 2001: $1,766,000), and basic and fully diluted earnings per share would have been (.21) and (.21) respectively (2002: (.15) and (.15)); (2001: (.64) and (.64)).

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

16.   Cash Payments of Interest and Income Taxes:

                                              2003           2002         2001
                                              ----           ----         ----
                                                $             $             $

            Interest                         508,000       538,000       555,000
                                            ========      ========      ========

            Income Taxes                          --            --        15,000
                                            ========      ========      ========

17.   Commitments:

      As at September 30, 2003, the Company had commitments under the terms of various operating leases requiring annual rental payments as follows:
      2004: $347,000; 2005: $160,000; 2006: $160,000; 2007: $160,000; 2008:
      $Nil.

18.   Segmented Information:

      Management has identified four reportable segments: "Newlook", "K-Tronik", "Onlinetel" and "Eiger". Segementation is determined on the basis of the types of goods and services provided and geographic location.

      "Newlook", which was discontinued during the year, consisted of Vision Unlimited Equipment Inc., A.D.H. Custom Metal Fabricators Inc. and Alexa Properties Inc. Prior to its assets being sold, A.D.H. Custom Metal Fabricators Inc. was a manufacturer of fluorescent light fixtures, data racks and other metal cabinetry. Vision Unlimited Equipment Inc. was inactive. Alexa Properties Inc. owns the land and manufacturing facility in Stratford, Ontario.

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

      Segmented financial information is presented on the following three pages.

                             EIGER TECHNOLOGY, INC.
                              SEGMENTED INFORMATION
                               September 30, 2003

                                                                                                                         Totals per
                                                                                                  All       Reconciling  Financial
                                             Newlook      K-Tronik    Onlinetel      Eiger       Others        Items     Statements
                                            ----------   ----------   ---------   ----------   ----------   -----------  ----------
                                                $             $           $            $           $             $            $
Sales:
  External:
    - Domestic                                 787,000           --   4,932,000           --           --     (787,000)   4,932,000
    - Foreign                                       --    9,152,000          --    8,638,000           --           --   17,790,000
  Intersegment                                      --           --          --           --           --           --           --
                                            ----------   ----------   ---------   ----------   ----------   ----------   ----------
                                               787,000    9,152,000   4,932,000    8,638,000           --     (787,000)  22,722,000
Cost of Sales                                  821,000    6,896,000   4,114,000    8,886,000           --     (821,000)  19,896,000
                                            ----------   ----------   ---------   ----------   ----------   ----------   ----------
Gross Margin                                   (34,000)   2,256,000     818,000     (248,000)          --       34,000    2,826,000
                                            ----------   ----------   ---------   ----------   ----------   ----------   ----------
Expenses:
  Operations and Administration                251,000    2,905,000     702,000    1,681,000    1,212,000     (251,000)   6,500,000
  Amortization of Capital and Other Assets      79,000      364,000     287,000      147,000       31,000      (79,000)     829,000
  Interest on Long-term Debt                    36,000           --      35,000       31,000           --      (36,000)      66,000
  Other Interest and Bank Charges                4,000      226,000      40,000      133,000        2,000       (4,000)     401,000
                                            ----------   ----------   ---------   ----------   ----------   ----------   ----------
                                               370,000    3,495,000   1,064,000    1,992,000    1,245,000     (370,000)   7,796,000
                                            ----------   ----------   ---------   ----------   ----------   ----------   ----------
Income (Loss) before Provision for Income
  Taxes and Non-controlling Interest          (404,000)  (1,239,000)   (246,000)  (2,240,000)  (1,245,000)     404,000   (4,970,000)

Provision for Income Taxes - Future                 --           --     (98,000)          --           --           --      (98,000)
Non-controlling Interest                      (111,000)    (444,000)         --     (413,000)          --       83,000     (885,000)
                                            ----------   ----------   ---------   ----------   ----------   ----------   ----------

Income (Loss) before Unusual Items            (293,000)    (795,000)   (148,000)  (1,827,000)  (1,245,000)     321,000   (3,987,000)

Unusual Items:
  Discontinued Operations                           --           --          --           --           --     (321,000)    (321,000)
  Non-recurring Items                       (1,953,000)          --          --   (1,153,000)          --           --   (3,106,000)
                                            ----------   ----------   ---------   ----------   ----------   ----------   ----------
Net Income (Loss) for the Year              (2,246,000)    (795,000)   (148,000)  (2,980,000)  (1,245,000)          --   (7,414,000)
                                            ==========   ==========   =========   ==========   ==========   ==========   ==========

Cash Flows:
    From Operating Activities                 (204,000)     151,000    (806,000)    (301,000)    (980,000)     395,000   (1,745,000)
    From Investing Activities                       --     (304,000)   (159,000)  (1,058,000)    (518,000)     833,000   (1,206,000)
    From Financing Activities                  135,000      (85,000)    889,000      182,000      450,000   (1,228,000)     343,000
                                            ----------   ----------   ---------   ----------   ----------   ----------   ----------
                                               (69,000)    (238,000)    (76,000)  (1,177,000)  (1,048,000)          --   (2,608,000)
Cash and Cash Equivalents:
    Beginning of the Year                      232,000      442,000      77,000    1,679,000    1,205,000           --    3,635,000
                                            ----------   ----------   ---------   ----------   ----------   ----------   ----------
    End of the Year                            163,000      204,000       1,000      502,000      157,000           --    1,027,000
                                            ==========   ==========   =========   ==========   ==========   ==========   ==========

Expenditures on Capital Assets
    and Goodwill during the Year                    --      304,000     159,000    1,812,000        2,000           --     2,277,000
                                            ==========   ==========   =========   ==========   ==========   ==========   ===========
Balance of Capital Assets and
    Goodwill - End of the Year
        - Domestic                             552,000           --   2,451,000                    97,000           --     3,100,000
        - Foreign                                   --    1,331,000          --    1,211,000           --           --     2,542,000
                                            ----------   ----------   ---------   ----------   ----------   ----------   -----------
                                               552,000    1,331,000   2,451,000    1,211,000       97,000           --     5,642,000
                                            ==========   ==========   =========   ==========   ==========   ==========   ===========
Amount of Investment in Investees
    Subject to Significant Influence                --           --          --           --           --           --            --
                                            ==========   ==========   =========   ==========   ==========   ==========   ===========
Total Assets                                   733,000    6,121,000   3,491,000    4,990,000      443,000                 15,778,000
                                            ==========   ==========   =========   ==========   ==========   ==========   ===========

                             EIGER TECHNOLOGY, INC.
                              SEGMENTED INFORMATION
                               September 30, 2002

                                                                                                                         Totals per
                                                                                                  All       Reconciling   Financial
                                             Newlook      K-Tronik    Onlinetel     Eiger        Others        Items     Statements
                                            ----------   ----------   ---------   ----------   ----------   -----------  ----------
                                                $             $           $           $            $             $            $
Sales:
  External:
    - Domestic                             1,310,000           --    1,870,000           --           --                  3,180,000
    - Foreign                                108,000   10,107,000       48,000    5,882,000           --            --   16,145,000
  Intersegment                                    --           --           --           --           --            --           --
                                           ---------   ----------   ----------   ----------   ----------   -----------   ----------
                                           1,418,000   10,107,000    1,918,000    5,882,000           --            --   19,325,000

Cost of Sales                              1,342,000    8,023,000    1,616,000    6,358,000           --      (193,000)  17,146,000
                                           ---------   ----------   ----------   ----------   ----------   -----------   ----------
Gross Margin                                  76,000    2,084,000      302,000     (476,000)          --       193,000    2,179,000
                                           ---------   ----------   ----------   ----------   ----------   -----------   ----------

Expenses:
  Operations and Administration              314,000    2,890,000    1,573,000    2,242,000    1,239,000       193,000    8,451,000
  Amortization of Capital and Other Assets   164,000      147,000      252,000      202,000       32,000            --      797,000
  Interest on Long-term Debt                  39,000           --           --       21,000           --            --       60,000
  Other Interest and Bank Charges              5,000      351,000       12,000      127,000        6,000            --      501,000
                                           ---------   ----------   ----------   ----------   ----------   -----------   ----------
                                             522,000    3,388,000    1,837,000    2,592,000    1,277,000       193,000    9,809,000
                                           ---------   ----------   ----------   ----------   ----------   -----------   ----------
Income (Loss) before Provision for Income
  Taxes and Non-controlling Interest        (446,000)  (1,304,000)  (1,535,000)  (3,068,000)  (1,277,000)           --   (7,630,000)

Provision for Income Taxes                        --           --           --           --           --            --           --
Non-controlling Interest                     (34,000)    (443,000)          --   (1,915,000)          --            --   (2,392,000)
                                           ---------   ----------   ----------   ----------   ----------   -----------   ----------
Income (Loss) before Unusual Items          (412,000)    (861,000)  (1,535,000)  (1,153,000)  (1,277,000)           --   (5,238,000)

Unusual Items:
  Discontinued Operations                         --           --           --           --           --            --           --
  Non-recurring Items                             --           --           --           --           --            --           --
                                           ---------   ----------   ----------   ----------   ----------   -----------   ----------
Net Income (Loss) for the Year              (412,000)    (861,000)  (1,535,000)  (1,153,000)  (1,277,000)           --   (5,238,000)
                                           =========   ==========   ==========   ==========   ==========   ===========   ==========

Cash Flows:
    From Operating Activities               (331,000)    (147,000)    (660,000)    (698,000)  (1,271,000)    2,441,000     (666,000)
    From Investing Activities                144,000           --   (1,380,000)     593,000   (1,622,000)     (125,000)  (2,390,000)
    From Financing Activities                107,000      442,000    1,909,000      323,000      233,000    (2,316,000)     698,000
                                           ---------   ----------   ----------   ----------   ----------   -----------   ----------
                                             (80,000)     295,000     (131,000)     218,000   (2,660,000)           --   (2,358,000)
Cash and Cash Equivalents:
    Beginning of the Year                    312,000      147,000      208,000    1,461,000    3,865,000            --    5,993,000
                                           ---------   ----------   ----------   ----------   ----------   -----------   ----------
    End of the Year                          232,000      442,000       77,000    1,679,000    1,205,000            --    3,635,000
                                           =========   ==========   ==========   ==========   ==========   ===========   ==========

Expenditures on Capital Assets
    and Goodwill during the Year             614,000           --      794,000      235,000        5,000            --    1,648,000
                                           =========   ==========   ==========   ==========   ==========   ===========   ==========
Balance of Capital Assets and
    Goodwill - End of the Year
        - Domestic                         2,323,000           --    2,579,000           --      107,000            --    5,009,000
        - Foreign                                 --    1,338,000           --    1,533,000           --            --    2,871,000
                                           ---------   ----------   ----------   ----------   ----------   -----------   ----------
                                           2,323,000    1,338,000    2,579,000    1,533,000      107,000            --    7,880,000
                                           =========   ==========   ==========   ==========   ==========   ===========   ==========
Amount of Investment in Investees
    Subject to Significant Influence              --           --           --           --           --            --           --
                                           =========   ==========   ==========   ==========   ==========   ===========   ==========
Total Assets                               3,573,000    7,012,000    3,870,000    8,579,000   34,261,000   (33,537,000)  23,758,000
                                           =========   ==========   ==========   ==========   ==========   ===========   ==========

                             EIGER TECHNOLOGY, INC.
                              SEGMENTED INFORMATION
                               September 30, 2001

                                                                                                                        Totals per
                                                                                                All       Reconciling   Financial
                                            Newlook     K-Tronik    Onlinetel      Eiger       Others        Items      Statements
                                           ---------   ----------   ---------   -----------  -----------  -----------   -----------
                                               $            $           $            $           $             $             $
Sales:
  External:
    - Domestic                             2,301,000           --     234,000            --           --           --     2,535,000
    - Foreign                                     --   10,107,000          --    17,428,000           --           --    27,535,000
  Intersegment                                    --           --          --            --           --           --            --
                                           ---------   ----------   ---------   -----------  -----------  -----------   -----------
                                           2,301,000   10,107,000     234,000    17,428,000           --           --    30,070,000
Cost of Sales                              2,004,000    7,934,000          --    17,958,000           --     (185,000)   27,711,000
                                           ---------   ----------   ---------   -----------  -----------  -----------   -----------
Gross Margin                                 297,000    2,173,000     234,000      (530,000)          --      185,000     2,359,000
                                           ---------   ----------   ---------   -----------  -----------  -----------   -----------
Expenses:
  Operations and Administration              509,000    3,014,000     335,000     3,394,000      777,000     (260,000)    7,769,000
  Amortization of Capital and Other Assets   210,000      655,000      28,000       676,000       31,000           --     1,600,000
  Interest on Long-term Debt                  65,000           --          --        33,000           --           --        98,000
  Other Interest and Bank Charges             56,000      360,000          --        61,000        3,000           --       480,000
                                           ---------   ----------   ---------   -----------  -----------  -----------   -----------
                                             840,000    4,029,000     363,000     4,164,000      811,000     (260,000)    9,947,000
                                           ---------   ----------   ---------   -----------  -----------  -----------   -----------
Income (Loss) before Provision for Income
  Taxes and Non-controlling Interest        (543,000)  (1,856,000)   (129,000)   (4,694,000)    (811,000)     445,000    (7,588,000)

Provision for Income Taxes - Future           72,000      (15,000)         --        20,000           --      (15,000)       62,000
Non-controlling Interest                       2,000    1,245,000          --     2,318,000           --           --     3,565,000
                                           ---------   ----------   ---------   -----------  -----------  -----------   -----------
Income (Loss) before Unusual Items          (469,000)    (626,000)   (129,000)   (2,356,000)    (811,000)     430,000    (3,961,000)

Unusual Items:
  Discontinued Operations                         --           --          --            --           --           --             0
  Non-recurring Items                       (136,000)  (1,048,000)         --    (8,691,000)  (6,491,000)          --   (16,366,000)
                                           ---------   ----------   ---------   -----------  -----------  -----------   -----------
Net Income (Loss) for the Year              (605,000)  (1,674,000)   (129,000)  (11,047,000)  (7,302,000)          --   (20,327,000)
                                           =========   ==========   =========   ===========  ===========  ===========   ===========

Cash Flows:
    From Operating Activities               (224,000)  (1,892,000)   (303,000)   (1,399,000)    (900,000)          --    (4,718,000)
    From Investing Activities                (32,000)    (112,000)   (158,000)   (2,282,000) (10,801,000)   6,805,000    (6,580,000)
    From Financing Activities                568,000    1,705,000     669,000     4,205,000    3,135,000   (6,805,000)    3,477,000
                                           ---------   ----------   ---------   -----------  -----------  -----------   -----------
                                             312,000     (299,000)    208,000       524,000   (8,566,000)          --    (7,821,000)
Cash and Cash Equivalents:
    Beginning of the Year                         --      446,000          --       937,000   12,431,000           --    13,814,000
                                           ---------   ----------   ---------   -----------  -----------  -----------   -----------
    End of the Year                          312,000      147,000     208,000     1,461,000    3,865,000           --     5,993,000
                                           =========   ==========   =========   ===========  ===========  ===========   ===========

Expenditures on Capital Assets
    and Goodwill during the Year              32,000      207,000   1,472,000        43,000       38,000           --     1,792,000
                                           =========   ==========   =========   ===========  ===========  ===========   ===========

Balance of Capital Assets and
    Goodwill - End of the Year
        - Domestic                         1,803,000           --   2,037,000            --      116,000           --     3,956,000
        - Foreign                                 --    1,596,000          --     1,477,000           --           --     3,073,000
                                           ---------   ----------   ---------   -----------  -----------  -----------   -----------
                                           1,803,000    1,596,000   2,037,000     1,477,000      116,000           --     7,029,000
                                           =========   ==========   =========   ===========  ===========  ===========   ===========
Amount of Investment in Investees
    Subject to Significant Influence              --           --          --            --           --           --            --
                                           =========   ==========   =========   ===========  ===========  ===========   ===========
Total Assets                               4,428,000    8,440,000   2,423,000    14,351,000   35,402,000  (34,323,000)   30,721,000
                                           =========   ==========   =========   ===========  ===========  ===========   ===========