Form 20-F
period 2004-09-30
EIGER TECHNOLOGY INC
filed 2005-05-02
CIK 1040702

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2004

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

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report: 38,860,174 Common Shares without par value.

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

                             Item 17 |_| Item 18 |X|

                                                           The Index to Exhibits
                                                           is found at Page 34

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

The following is a glossary of some terms that appear in the discussion of the business of the Company as contained in this Annual Information Form.

"electronic ballasts"      A component  that starts a fluorescent lamp.

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

                                TABLE OF CONTENTS

                                                                           Page

                                     PART I

Item 1.    Identity of Directors, Senior Management and Advisors           4
               Not Applicable
Item 2.    Offer Statistics and Expected Timetable - Not Applicable        4
Item 3.    Key Information                                                 4
Item 4.    Information on the Company                                      9
Item 5.    Operating and Financial Review and Prospects                   14
Item 6.    Directors, Senior Management and Employees                     17
Item 7.    Major Shareholders and Related Party Transactions              20
Item 8.    Financial Information                                          21
Item 9.    The Offer and Listing                                          22
Item 10.   Additional Information                                         24
Item 11.   Quantitative and Qualitative Disclosure about Market Risk
               Not Applicable                                             32
Item 12.   Description of Securities Other than Equity Securities
               Not Applicable                                             32

                                     PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies
               Not Applicable                                             33
Item 14.   Material Modifications to the Rights of Security Holders and
           Use of Proceeds - Not Applicable                               33
Item 15.   Controls and Procedures                                        33
Item 16.   Reserved                                                       33
Item 16A.  Audit Committee Financial Expert                               33
Item 16B.  Code of Ethics                                                 33


                                    PART III

Item 17. Financial Statements - Not Applicable                            34
Item 18. Financial Statements                                             34
Item 19. Exhibits                                                         34

SIGNATURES

                                     PART I

Item 1. Identity of Directors, Senior Management and Advisers

   Not Applicable.

Item 2. Offer Statistics and Expected Timetable

   Not Applicable.

Item 3. Key Information

A. Selected financial data.

The selected consolidated financial information set out below has been obtained from financial statements that reflect the Company's business operations. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. For reconciliation to US GAAP refer to Note 14 of the attached audited statements. The following table summarizes information pertaining to operations of the Company for the last five years ended September 30, 2004.

                                     2004            2003            2002            2001            2000
                                     ----            ----            ----            ----            ----
Working Capital               ($3,511,000)     $4,942,000       ($400,000)     $4,942,000     $12,815,000

Revenue                       $12,825,000     $19,325,000     $22,722,000     $19,325,000     $30,070,000

Income (Loss) from
Operation:                    ($3,396,000)    ($7,414,000)    ($5,238,000)   ($20,327,000)      ($693,000)

Income (Loss) from
Continuing Operation:         ($3,732,000)    ($3,987,000)    ($5,238,000)   ($20,327,000)      ($629,000)

Net Income (Loss):            ($6,438,000)    ($7,414,000)    ($5,238,000)   ($20,327,000)      ($693,000)

Earnings (Loss) per Share:         ($0.17)         ($0.20)         ($0.15)         ($0.59)         ($0.03)

Total Assets:                  $7,048,000     $15,778,000     $23,758,000     $30,721,000     $57,145,000

Net Assets:                    $3,274,000      $9,159,000     $16,123,000     $21,127,000     $38,348,000

Long Term Debt:                  $347,000      $1,036,000        $940,000      $1,014,000      $1,488,000

Total Liabilities:             $3,774,000      $9,791,000      $9,508,000     $10,265,000     $15,501,000

Share Capital:                $43,297,000     $42,235,000     $42,685,000     $42,235,000     $42,001,000

Retained Earnings
(Deficit):                   ($40,023,000)   ($33,743,000)   ($26,329,000)   ($21,091,000)      ($764,000)

Number of Shares:              38,860,174      37,608,951      36,615,853      36,215,853      33,945,858

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

--------------------------------------------------------------------------------
                                Fiscal Year Ended
                                  September 30
--------------------------------------------------------------------------------

                                2004       2003       2002       2001       2000

High                          0.7912     0.7506     0.6654     0.6711     0.6984

Low                           0.7159     0.6254     0.6179     0.6319     0.6604

Average                       0.7550     0.6854     0.6359     0.6515     0.6795

Period                        0.7912     0.7408     0.6300     0.6335     0.6651

On March 29, 2005 the exchange rate of Canadian dollars into United States dollars, based upon the Bank of Canada nominal noon exchange rate was Cdn. $1.00 equals U.S. $0.8240.

The following table sets forth, for the most recent previous six months, the high and low rates of exchange of Canadian dollars into United States dollars. The latest practicable date for March was on March 29, 2005.

         MAR        FEB        JAN         DEC        NOV        OCT
         2005       2005       2005        2004       2004       2004

High     0.8320     0.8131     0.8342      0.8433     0.8493     0.8199
Low      0.8024     0.7958     0.8051      0.8056     0.8150     0.7859

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

Going Concern

The Company's continued existence as a going concern is dependent upon the Company's ability to raise additional capital, to increase sales, and ultimately become profitable. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

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

The Company entered the energy efficient lighting business in 1991. The Company's two main operating subsidiaries in this non-core business have been K-Tronik and ADH Custom Metal Fabricators Inc. ("ADH"). ADH operated from the Company's 55,000 square foot manufacturing and engineering facility located in Stratford, Ontario. ADH manufactured and distributed transformer housings, switch housings and electronic data racks, as well as fluorescent light fixtures and reflectors. ADH was wound-up in August 2003.

On April 1, 1998, the Company purchased 53% of the common stock of K-Tronik for $275,000, plus options entitling the holders to acquire up to 250,000 common shares of the Company. During fiscal 1998, the Company consolidated two of its South Korean subsidiaries, Energy Products, Inc. (its South Korean energy saving products sales arm) and (a manufacturer of electronic ballasts) and, which were eventually combined under the name "K-Tronik Asia, Inc." The Company currently is a 64% shareholder of K-Tronik. On September 15, 2000, the Company sold its 60% interest in Lexatec VR Systems, Inc. to facilitate focussing on Eiger's core business at the time. On December 15, 2004, K-Tronik entered into an agreement to sell all of its interest in K-Tronik N.A. Inc. and the fixed assets of its subsidiary, K-Troniks Asia Ltd. It is expected that K-Tronik International Corp. will no longer be engaged in the business of manufacturing, distributing or selling electronic ballasts.

The Company entered the computer peripheral business following a series of transactions in September 1999 that has since resulted in the Company owning a 58% interest in Eiger Net of South Korea. This was affected through payment of a US $1,000,000 cash consideration and 500,000 common shares of the Company issued for a combined aggregate value of US $1,500,000. Additionally, 600,000 common shares of the Company were issued on February 29, 2000 pursuant to this agreement. On July 31, 2004, the remaining operating management shareholders of Eiger Net, Inc. in South Korea acquired Eiger's interest in Eiger Net, Inc. for a nominal sum as required by South Korean law. As such, the purchasers will assume all of the outstanding liabilities of Eiger Net, Inc. as at that date.

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

As consideration for the acquisition of Onlinetel, Inc. Eiger will issue a maximum of 9,000,000 common shares which shall be comprised of 1,800,000 shares issued to the former shareholders of Onlinetel and up to an additional 7,200,000 shares pursuant to an earn out provision totalling 1,800,000 shares per year, over a period of four years, with possible extension provisions for an additional period of four years, based on Onlinetel's ability to meet the following operating benchmarks and Eiger's approval:

     ----------------------------------------------------------------------
                       2002          2003           2004         2005
     ----------------------------------------------------------------------
     REVENUE       $19,083,488   $37,347,766    $50,849,180   $59,867,184
     ----------------------------------------------------------------------
     NET INCOME    $ 2,442,015   $ 6,212,532    $ 9,352,747   $13,848,741
     ----------------------------------------------------------------------

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

On March 18, 2004, Newlook completed an agreement to acquire 100% of the outstanding common shares of Onlinetel by issuing 12,727,273 common shares of Newlook to Eiger. A further 7,272,727 common shares were issued to Eiger in settlement of $1,200,000 of debt owing from Onlinetel to Eiger. Immediately prior to the transaction, Eiger owned 100% of the shares of Onlinetel, and over 80% of the shares of Newlook.

Recent Financings

2004 Newlook Private Placement

On March 18, 2004, Newlook closed a private placement of 1,000,000 units of its securities at a price of $1.00 per unit. Each unit is comprised of one share and one warrant. Each warrant is convertible to one common share for a period of one year at an exercise price of $1.25 per share. Newlook has the right to request the exercise of the warrants if its common shares equal or exceed $2.00 for 10 or more consecutive trading days. The private placement was fully subscribed, for which Newlook received proceeds of $1,000,000.

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

Other Recent Developments

Eiger takes Onlinetel Public

Newlook closed its acquisition of all the issued and outstanding shares of Onlinetel from Eiger on March 18, 2004. On November 18, 2003, Newlook entered into the agreement to acquire all of the issued and outstanding shares of Onlinetel from Eiger. As consideration for the acquisition, Newlook was to issue a total of 20,000,000 common shares to Eiger at $0.165 per share for a deemed value for the transaction of $3,200,000. On February 18, 2004, Newlook entered into an agreement to settle $1,200,000 of debt which was owed by Onlinetel to Eiger by issuing 7,272,727 common shares to Eiger. Concurrently with the signing of the debt settlement agreement, the Onlinetel agreement was amended to reduce to 12,727,273 the number of shares issued to Eiger as consideration for the Onlinetel shares. The February 18, 2004 amendment to the Onlinetel agreement and the debt settlement agreement did not change the total number of shares to be issued to Eiger by the Company. This number remained at 20,000,000. The 20,000,000 shares of Newlook issued to Eiger under the terms of the Onlinetel agreement and the debt settlement agreement are subject to a six year Tier II surplus security escrow agreement.

Eiger takes K-Tronik Public

On January 21, 2004, Eiger's majority-owned subsidiary, K-Tronik commenced trading on the NASDAQ OTCBB under the symbol "KTRK". Eiger currently owns 14.4 million common shares or 64% of K-Tronik.

  B. Business overview.

The Company has two principal subsidiaries, namely, Newlook Industries Corp. and K-Tronik International Corp.

NEWLOOK INDUSTRIES CORP.

Newlook Industries Corp. ("Newlook") has a 100% ownership stake in Onlinetel Corp., a next-generation telecommunications software and services company, which harnesses the power of proprietary soft-switch technology to deliver state of the art Voice over Internet Protocol (VoIP) communication services to individuals, businesses and carriers. Utilizing soft switch technology, Onlinetel converts analog voice conversations to digital I.P. packets and routes voice calls, phone-to-phone, over the Internet from any wireless or landline connection. The integration of voice and data networks eliminates the need for traditional telecom services and provides a substantial increase in communication cost efficiencies.

By leveraging its technology platform and scalable network infrastructure, Onlinetel has taken advantage of disruptive pricing and delivers multiple communication offerings to its customers. Onlinetel offers telephony services for international calling, long distance calling subscriptions plans and Internet access. Through its Intelliswitch application, Onlinetel has pioneered and developed a new media for advertisers, enabling individuals and businesses to benefit from free long distance while sponsors benefit from one-to-one advertisements to callers. Through the use of the proprietary "Ad-Tree" software, sponsors are able to focus on a targeted consumer base.

Onlinetel delivers toll-quality communications at some of the most competitive long distance rates possible. With reduced investment cost burdens, Onlinetel's soft-switch technology reliably scales to service millions of callers. Onlinetel's continued expansion of its own national network along with seamless and virtual connections worldwide with leading carriers extends Onlinetel's reach to the global community. Onlinetel's operations have been serving the Canadian market for over 14 years.

K-TRONIK INTERNATIONAL CORP.

On December 15, 2004, K-Tronik International Corp. entered into an agreement to sell all of its interest in K-Tronik N.A. Inc. ("KTNA") and the fixed assets of its subsidiary, K-Troniks Asia Ltd. ("KTA"). The terms of the Agreement call for KTA to use the purchase proceeds to retire the debts of KTA to the purchaser. Upon final closing of the agreement, it is expected that the purchaser will own all of the issued and outstanding shares of KTNA and the assets of KTA. It is further expected that K-Tronik International Corp. will no longer be engaged in the business of manufacturing, distributing or selling electronic ballasts. Eiger sees this as a step in restructuring of debt in its subsidiaries and upon completion of this transaction, K-Tronik will be reviewing opportunities to enhance shareholder value through acquisition.

Description of Principal Products

Newlook serves the retail and business market segments of the long distance industry across Canada through its subsidiary, Onlinetel. Onlinetel's foundation blocks are a national and scalable VoIP network infrastructure, toll-quality service and offering some of the most competitive long distance rates possible. Upon these foundation blocks, Onlinetel provides multiple innovative products and services, producing four main revenue streams. These revenue streams include:

      1. Call Zone/Call World - Free, sponsor-subsidized, ad-based provincial calling with no-ad international calling.

      2. Subscription Plans - Traditional long distance and Internet plans for the residential and small office/home office ("SOHO") market.

      3. Advertising - New media services for sponsors on the Call Zone free calling network.

      4. 10-10-580 - Dial-around services for pay-per-call domestic and international calling.

During fiscal 2004, the K-Tronik subsidiary served the retrofit and new building electronic fluorescent light ballast market in the USA, Canada, South America and Korea. K-Tronik energy efficient electronic ballasts were manufactured in China with research and development facilities in both Asia and the U.S.

Sales and Revenue Analysis

Sales                         Fiscal 2004         Fiscal 2003    Fiscal 2002
-----------------------------------------------------------------------------

Electronic Ballasts           $  7,329,000       $  9,152,000    $10,107,000

Computer Peripherals          $        nil       $  8,638,000    $ 5,882,000

Telecommunication Services    $  5,496,000       $  4,932,000    $ 1,918,000

Fabricated Products           $        nil       $    787,000    $ 1,418,000

The electronic ballasts are distributed in the United States, while the VoIP-based telecommunication services are offered to the Canadian market. The computer peripherals and fabricated products businesses have been discontinued. The Company's main businesses are not seasonal.

Marketing and Distribution Channels

The Company's Newlook subsidiary markets its telephony services through various advertising and promotional medium, including its own advertising based calling network and internal sales staff. By focusing on delivering Canadians a high-quality, premium-value service offering competitive national rates, the subscription base has expanded through customers' word of mouth.

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

  C. Organizational structure.

The following is a list of each material subsidiary of the Company and the jurisdiction of incorporation and the direct or indirect percentage ownership by the Company of each subsidiary:

                                                           Percentage of Voting
                                         Jurisdiction of        Securities
       Name of Subsidiary                 Organization      Owned of Controlled
--------------------------------------------------------------------------------
Newlook Industries Corp.  ("Newlook")    British Columbia            90%

K-Tronik International Corp.                 Nevada                  64%
("K-Tronik")

The following is an organizational chart showing the Company's material subsidiaries:

                     -------------------------------------
                             Eiger Technology, Inc.
                     -------------------------------------
                                      |
                                      |
            ----------------------------------------------------
            |                                                   |
            |  64%                                         90%  |
            |                                                   |
   -------------------                               --------------------------
        K-Tronik                                      Newlook Industries Corp.
   International Corp.                               (a British Columbia corp.)
     (a Nevada corp.)
   -------------------                               --------------------------
                                                                |
                                                                |
                                                          100%  |
                                                     --------------------------
                                                          Onlinetel Corp.
                                                         (a Canadian corp.)
                                                     --------------------------

   D. Property, plants and equipment.

The Company sold its manufacturing facility and land in Stratford, Ontario that previously housed the operations of ADH Custom Metal Fabricators Inc. on November 30, 2004.

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

   A. Operating results.

Comparative Analysis Between Fiscal 2004 and 2003

For the fiscal year ended September 30, 2004, net loss before non-recurring items of $3,396,000 ($0.09 per share) improved 18% from $4,124,000 ($0.11 per share) during the prior year. Reported net loss (including discontinued operations and non-recurring items) of $6,438,000 ($0.17 per share) compared to $7,551,000 ($0.21 per share) during the previous year. Revenues for the period were $12,825,000, compared to $22,722,000 in the preceding year. Revenue from ongoing operations were as follows:

($'000s) FYE-Sept.            2003         2003     Increase (Decrease)
Eiger Net                        *        8,638                    n.a.
K-Tronik                     7,329        9,152                    -20%
Newlook                      5,496        4,932                    +11%
                            ------       ------
Total                       12,825       22,722                    -44%
                            ======       ======
* - discontinued operations

Consolidated operating expenses from continuing operations of $6,281,000 for the year ended September 30, 2004 decreased 19% from $7,796,000 in fiscal 2003. The largest component of operating expenses is selling, general and administrative expenses ("SG&A"), which consists primarily of salaries and benefits, and the operating costs associated with sales. Consolidated SG&A of $5,375,000 for the year ended September 30, 2004 decreased 17% from $6,500,000 in fiscal 2003.

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

   B. Liquidity and capital resources.

Cash at September 30, 2004 was $245,000, down from $618,000 at September 30, 2003. The Company's accounts receivables declined to $2,221,000 from $3,598,000 while accounts payable/accrued liabilities increased to $5,103,000 from $4,569,000 at September 30, 2003, respectively during the fiscal year.

   C. Research and development, patents and licenses, etc.

Research and development expenses were nil (nil: 2003; nil: 2002) for the year ended September 30, 2004 as the Company is no longer active in the computer peripherals business.

   D. Trend information.

The Company is currently affected by several industry trends. One trend is that of the expansion of Voice over Internet Protocol (VoIP) usage in North America. VoIP is expected to a high growth market over the next few years. For example, IDC Canada forecasts that the VoIP market in Canada will have an annual growth rate of 85% and will reach over $442 million in 2006.

According to IDC Canada, total retail VoIP minutes in Canada were estimated at 153 million minutes in 2001 and are expected to grow to 5.5 billion minutes by 2006, for a CAGR of 105%. The impetus for this growth is the competitive threat that VoIP poses to providers of traditional telecom services. Essentially, VoIP substantially increases communication cost efficiencies by running voice and data over a single integrated infrastructure and bypassing traditional per minute telecommunication usage rates.

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

Philip Cassis              St. Thomas ON      Director

Director since March 22, 2005.

Mr. Cassis is a director and former president of China Diamond Corp. He has been responsible for many aspects of capital management and financing for a number of private and publicly traded companies in Canada and in the U.S. He is also president of Nu Media Systems and retains interests in international real estate development projects. Mr. Cassis is not involved in managing Eiger's daily business operations.

There are no arrangements or understandings between any of the officers or directors of the Company as to their election or employment, nor are there any family relationships.

   B. Compensation.

For the year ended September 30, 2004 Gerry Racicot was compensated $150,000 for his role as President of the Company. For the same period, Jason Moretto received $150,000 for his role as CFO of the Company.

A total of 10 persons served as members of the administrative, supervisory or management bodies of the subsidiaries of the Company during fiscal 2004. The aggregate remuneration paid to such persons was approximately $1.0 million.

The following is a list of stock options granted during the last full financial year to members of the Company's executives.

Name                 Quantity               Exercise price    Expiry
--------------------------------------------------------------------------------

Gerry Racicot         200,000               $   .96           December 23, 2008
Jason Moretto         200,000               $   .96           December 23, 2008
Gerry Racicot         500,000               $   .85           March 31, 2009
Jason Moretto         250,000               $   .85           March 31, 2009
Sidney Harkema         10,000               $   .85           March 31, 2009
Rob Hoegler            10,000               $   .85           March 31, 2009
Roland Austrup         10,000               $   .85           March 31, 2009

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

   C. Board practices.

The directors of the Company are elected annually and hold office until the next annual general meeting of the Company's shareholders or until their successors in office are duly elected or appointed. All of the Company's directors were elected at the Company's most recent annual general meeting, which took place on March 22, 2005. Under the Company Act (Ontario) the Company is required to hold an annual general meeting no more than 15 months after its most recent annual general meeting.

There are no service contracts with the Company or any of it subsidiaries for the directors providing benefits upon termination of their service.

The Company does not have an executive committee. The audit committee is comprised of Jason Moretto, Sidney Harkema, Roland Austrup and Philip Cassis. The committee operates within the guidelines of the Toronto Stock Exchange.

   D. Employees.

The Company and its subsidiaries employed approximately 42 staff worldwide during the last fiscal year. The following is a breakdown of persons employed by main category of activity and geographic location for the last full financial year:

                  Administrative/   Sales/
Location          Clerical          Marketing        Manufacturing
--------------------------------------------------------------------------------

Canada               14                2                   0
United States         2                5                   2
South Korea           5                5                   7

The reduction in the number of employees from 52 in the prior year was primarily due to cost controls implemented, eliminating approximately 10 staff.

The Company and its subsidiaries have no involvement with labour unions. The Company and its subsidiaries do not employ a significant number of temporary employees.

   E. Share ownership.

Name and Address           Occupation                    Director Since         Number of Voting Shares
                                                                                 Beneficially Owned or
                                                                           Controlled Directly or Indirectly
--------------------------------------------------------------------------------------------------------------
Gerry A. Racicot           President, Chief             August 21, 1992              1,724,880(1)
Norwich, ON                Executive Officer and
                           Director

Jason R. Moretto           Chief Financial Officer      January 5, 2004                164,496(2)
Vaughan, ON                and Director of the
                           Company;

Name and Address           Occupation                    Director Since         Number of Voting Shares
                                                                                 Beneficially Owned or
                                                                           Controlled Directly or Indirectly
--------------------------------------------------------------------------------------------------------------
Sidney S. Harkema          Director of the Company;     August 21, 1992              1,514,100(3)
Orillia, ON                retired

Robert Hoegler             Director of the Company     February 23, 1996                   Nil(4)
Richmond, BC               at last fiscal year end;
                           did not stand for
                           re-election on March 22,
                           2005

Roland P. Austrup          Director of the Company;     April 10, 2003                  6,500(5)
Port Sydney, ON            President/CEO of
                           Integrated Managed
                           Futures Corp.

--------------------------------------------------------------------------------

(1)   Mr. Racicot holds options to purchase 1,800,000 shares.

(2)   Mr. Moretto holds options to purchase 560,000 shares.

(3)   Mr. Harkema holds options to purchase 235,000 shares.

(4)   Mr. Hoegler holds options to purchase 160,000 shares.

(5)   Mr. Austrup holds options to purchase 275,000 shares.

    -----------------------------------------------------------------------------------
                                           Number of Shares
                                         Beneficially Owned or
                                        Controlled Directly or    Percentage of Total
    Name                                      Indirectly            Shares Issued(1)
    -----------------------------------------------------------------------------------
    Directors and Officers as a Group          3,409,976                  8.8%
    -----------------------------------------------------------------------------------

(1) Based on a total of 38,860,174 common shares issued and outstanding as at March 29, 2005.

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

    Number of             Number of Common            % of Common shares
  U.S. Holders           shares held in U.S.              held in U.S.
-------------------------------------------------------------------------
       13                      2,537,626                      6.53 %

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

Incorporated herewith are the comparative financial statements covering the latest two financial years, audited in accordance with a comprehensive body of auditing standards.

Export Sales

Total Sales               Export Sales      Export Sales as % of Total Sales
----------------------------------------------------------------------------
$ 12,825,000              $ 7,329,000                   57.1%

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

Item 9. The Offer and Listing.

   A. Offer and listing details.

Information regarding the price history of the stock.

Calendar Period            High (Cdn$)      Low (Cdn$)          Volume

Month Ended

February, 2005             0.30             0.22                  721,200
January, 2005              0.34             0.25                  576,300
December, 2004             0.33             0.22                1,470,500
November, 2004             0.37             0.24                1,444,800
October, 2004              0.42             0.29                  841,300

Quarter Ended

September 30, 2004         0.63             0.36                2,233,400
June 30, 2004              0.97             0.45                2,186,500
March 31, 2004             1.40             0.75                7,447,600
December 31, 2003          1.29             0.42               10,195,800
September 30, 2003         0.58             0.43                4,132,700
June 30, 2003              0.69             0.44                3,301,200
March 31, 2003             0.85             0.42                3,250,400
December 31, 2002          0.84             0.50                3,862,507

Year Ended

September 30, 2002         2.24             0.37               32,601,669
September 30, 2001         3.24             0.35               16,397,600
September 30, 2000        10.30             0.90               37,181,900

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

The share capital of the Company is an unlimited number of authorized common shares and 38,860,174 common shares outstanding as at the fiscal year end September 30, 2004 and 38,860,174 as of March 29, 2005.

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

The Company's Board of Directors has determined that the Company has at least one audit committee financial expert serving on its audit committee. The Company's audit committee financial expert is Jason Moretto, who is not independent for audit committee purposes, and who also serves as the Company's Chief Financial Officer.

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

Item 17. Financial Statements.

         Not Applicable.

Item 18. Financial Statements.

The following financial  statements are attached to and form part of this Annual
Report:

Audit Report

Audited Consolidated Financial Statements of the Company for the years ended September 30, 2004 and September 30, 2003.

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

   Eiger Technology, Inc.


   /s/   GERRY RACICOT
   -------------------

   Gerry Racicot
   President and C.E.O.

    March 29, 2005