Form 20-F/A
period 2004-09-30
EIGER TECHNOLOGY INC
filed 2005-05-02
CIK 1040702

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

   Eiger Technology, Inc.


   /s/   GERRY RACICOT
   -------------------

   Gerry Racicot
   President and C.E.O.

    March 29, 2005

                             EIGER TECHNOLOGY, INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                          YEAR ENDED SEPTEMBER 30, 2004

                                    CONTENTS

Auditors' Report                                                               1

Consolidated Balance Sheet                                                     2

Consolidated Statement of Operations                                           3

Consolidated Statement of Cash Flows                                           4

Notes to Consolidated Financial Statements                                5 - 21

                                AUDITORS' REPORT

To the Shareholders of
Eiger Technology, Inc.

      We have audited the consolidated balance sheet of Eiger Technology, Inc. as at September 30, 2004 and the consolidated statements of operations and cash flows for the year then ended. The financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

      We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statements presentation.

      In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

      The consolidated financial statements as at September 30, 2003 and for the year then ended were audited and reported on by another public accounting firm to which they attached their audit report, without qualification, dated December 30, 2003.


                                        "SF PARTNERSHIP, LLP"

Toronto, Canada                         CHARTERED ACCOUNTANTS
February 25, 2005

EIGER TECHNOLOGY, INC.
(Incorporated under the Ontario Business Corporations Act)
Consolidated Balance Sheet
September 30, 2004

                                                              2004             2003
                                     ASSETS
Current
     Cash                                             $    245,000     $    618,000
     Short-term investments (note 5)                        30,000          409,000
     Accounts receivable (note 6)                        2,221,000        3,598,000
     Inventories                                         1,648,000        3,049,000
     Prepaid and sundry assets                             128,000          681,000
                                                      -----------------------------

                                                         4,272,000        8,355,000
Property, Plant and Equipment (note 7)                   2,498,000        3,528,000
Investments (note 5)                                        96,000          736,000
Goodwill                                                        --        2,114,000
Future Income Tax                                               --           98,000
Other (note 8)                                             182,000          947,000
                                                      -----------------------------

                                                      $  7,048,000     $ 15,778,000
                                                      =============================

                                   LIABILITIES
Current
     Bank indebtedness (note 9)                       $  1,847,000     $  3,766,000
     Accounts payable and accrued charges                5,103,000        4,569,000
     Long-term debt - current portion (note 10)            500,000          420,000
     Deferred revenue                                      333,000               --
                                                      -----------------------------

                                                         7,783,000        8,755,000
Long-Term Debt (note 10)                                   347,000        1,036,000
Non-Controlling Interest                                (4,356,000)      (3,330,000)
                                                      -----------------------------

                                                         3,774,000        6,461,000
                                                      -----------------------------

                              SHAREHOLDERS' EQUITY
Capital Stock (note 12)                                 43,297,000       42,685,000
Contributed Surplus                                             --          217,000
Deficit                                                (40,023,000)     (33,585,000)
                                                      -----------------------------

                                                         3,274,000        9,317,000
                                                      -----------------------------

                                                      $  7,048,000     $ 15,778,000
                                                      =============================

APPROVED ON BEHALF OF THE BOARD


       "GERRY RACICOT"                                 "JASON MORETTO"
-------------------------------               ----------------------------------
           Director                                        Director

   (The accompanying notes are an integral part of these financial statements)

EIGER TECHNOLOGY, INC.
Consolidated Statement of Operations
Year Ended September 30, 2004

                                                                     2004             2003
Sales                                                        $ 12,825,000     $ 22,722,000

Cost of Sales                                                  10,572,000       19,896,000
                                                             -----------------------------

Gross Profit                                                    2,253,000        2,826,000
                                                             -----------------------------

Expenses
     Selling, general and administrative                        5,375,000        6,500,000
     Amortization of Property and Equipment                       394,000          658,000
     Amortization of Intangibles                                   68,000          171,000
     Interest on Long-term Debt                                   172,000           66,000
     Other Interest and Bank Charges                              272,000          401,000
                                                             -----------------------------

                                                                6,281,000        7,796,000
                                                             -----------------------------

Loss Before the Undernoted                                     (4,028,000)      (4,970,000)

     Provision for income taxes - future                           98,000          (98,000)
     Non-controlling interest                                    (730,000)        (748,000)
                                                             -----------------------------

Loss before Non-Recurring Items                                (3,396,000)      (4,124,000)
                                                             -----------------------------

     Goodwill impairment loss                                     336,000          805,000
     Charge for decline in value of long-term investments              --        1,021,000
                                                             -----------------------------

                                                                  336,000        1,826,000
                                                             -----------------------------

Loss from Continuing Operations                                (3,732,000)      (5,901,000)

Loss from Discontinued Operations (note 13)                     2,706,000        1,601,000
                                                             -----------------------------

Net Loss                                                       (6,438,000)      (7,551,000)

Deficit - beginning of year                                   (33,585,000)     (26,034,000)
                                                             -----------------------------

Deficit - end of year                                        $(40,023,000)    $(33,585,000)
                                                             =============================

Loss Per Weighted Average Number of
     Shares Outstanding - Basic and Diluted

     Continuing operations                                   $      (0.09)    $      (0.16)
                                                             =============================

     Discontinued operations                                 $      (0.07)    $      (0.04)
                                                             =============================

Weighted Average Number of Shares
     Outstanding - Basic and Diluted                           37,666,513       36,544,355
                                                             =============================

   (The accompanying notes are an integral part of these financial statements)

EIGER TECHNOLOGY, INC.
Consolidated Statement of Cash Flows
Year Ended September 30, 2004

                                                                       2004            2003
Cash Flows from Operating Activities
     Net loss from continuing operations                        $(3,732,000)    $(4,929,000)
     Adjustments for:
       Amortization                                                 462,000         908,000
       Non-controlling interest                                     730,000        (572,000)
       Future income taxes                                           98,000         (98,000)
       Goodwill impairment loss                                     336,000         805,000
       Impairment in carrying value of long-term investments             --       1,021,000
       Loss from discontinued operations                         (2,705,000)     (1,601,000)
                                                                ---------------------------

                                                                 (4,811,000)     (4,466,000)
     Changes in non-cash working capital
       Accounts receivable                                        1,377,000       1,406,000
       Inventory                                                  1,401,000       1,444,000
       Prepaid expenses and sundry assets                           553,000        (303,000)
       Accounts payable and accrued charges                         534,000         174,000
       Deferred revenue                                             333,000              --
                                                                ---------------------------

                                                                   (613,000)     (1,745,000)
                                                                ---------------------------

Cash Flows from Investing Activities
     Acquisition of equipment                                      (681,000)       (224,000)
     Long-term investments                                               --        (847,000)
     Goodwill                                                            --        (135,000)
                                                                ---------------------------

                                                                   (681,000)     (1,206,000)
                                                                ---------------------------

Cash Flows from Financing Activities
     Long-term debt                                                (609,000)        371,000
     Bank indebtedness                                              539,000        (262,000)
     Proceeds from issuance of common shares                        612,000         234,000
                                                                ---------------------------

                                                                    542,000         343,000
                                                                ---------------------------

Net Decrease in Cash                                               (752,000)     (2,608,000)

Cash - beginning of  year                                         1,027,000       3,635,000
                                                                ---------------------------

Cash - end of year                                              $   275,000     $ 1,027,000
                                                                ===========================

Cash
     Cash                                                       $   245,000     $   618,000
     Short-term investments                                          30,000         409,000
                                                                ---------------------------

                                                                $   275,000     $ 1,027,000
                                                                ===========================

   (The accompanying notes are an integral part of these financial statements)

EIGER TECHNOLOGY, INC.
Notes to Consolidated Financial Statements
September 30, 2004

1.    Going Concern

      These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Despite a positive shareholders' equity position of $3,274,000 (2003-$9,317,000), Eiger Technology, Inc. ("Eiger" or the "Company") has incurred significant operating losses in previous years and as at September 30, 2004, has a working capital deficiency of $3,511,000 (2003-$400,000). Its continued existence as a going concern is dependent upon the Company's ability to raise additional capital, to increase sales, and ultimately become profitable. Should the Corporation be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due. The company at year end was in violation of a tangible net worth covenant with respect to a revolving credit line with the Trust Company Bank of New Jersey.

      The Company believes that future shares issuance and certain sales related efforts will provide sufficient cash flow for it to continue as a going concern in its present form. However, there can be no assurances that the Company will achieve such results. Accordingly, the consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

2.    Significant Accounting Policies

      a)    Nature of Business

            Eiger was originally incorporated as Alexa Ventures Inc. on September 8, 1986 under the laws of British Columbia. Currently, Eiger is a company in good standing operating under the laws of Ontario. The Company is listed as an issuer on the TSX.

            Through its subsidiaries, the Company offered Voice over Internet Protocol services to the Canadian long-distance market and manufactured and distributed electronic/computer peripherals and electronic ballasts to OEM and consumer markets worldwide during the fiscal year. The Company is currently focused on developing Voice over Internet Protocol ("VoIP") long distance calling between major cities in North America through its subsidiary, Newlook Industries Corp. ("Newlook").

      b)    Basis of Preparation

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

   (The accompanying notes are an integral part of these financial statements)

EIGER TECHNOLOGY, INC.
Notes to Consolidated Financial Statements
September 30, 2004

2. Significant Accounting Policies (cont'd)

      c)    Principles of Consolidation

            The consolidated financial statements include the accounts of Eiger and its subsidiaries as listed in Note 4. The Company's principal subsidiary is Newlook. Another subsidiary, Eiger Net, Inc. "Eiger Net" is presented as discontinued operations as at July 31, 2004, as discussed in note 13. All significant intercompany transactions and balances have been eliminated upon consolidation.

            On March 18, 2004, Newlook completed its acquisition of all the issued and outstanding shares of Onlinetel from Eiger. As the transaction has been deemed a re-organization and not a business combination, Newlook's interest in Onlinetel has been recorded using the pooling of interests method. Using this method, Eiger's statements of operations, retained earnings and cash flows have been combined as if Newlook and Onlinetel had been combined for all periods presented.

      d)    Cash and Cash Equivalents

            Cash and cash equivalents consist of cash on account and short-term investments with remaining maturities of three months or less at acquisition.

      e)    Inventory

            Inventory is valued at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis and includes the costs of materials and direct labour plus the applicable share of manufacturing overhead.

      f)    Investments

            All non-significant influenced investments are accounted for at cost. Short-term investments are written down to market value when less than cost. Long-term investments are written down to market value when a decline in market value below the carrying value is considered to be other than temporary.

      g) Property, plant and equipment

            Property, plant and equipment are recorded at cost. Amortization is calculated using the following annual rates and methods:

                  Buildings                       4-5%
                  Machinery and Equipment         5-10%
                  Automotive Equipment            20-30%
                  Computer Equipment              20-30%
                  Leasehold Improvements          10% straight line basis

   (The accompanying notes are an integral part of these financial statements)

EIGER TECHNOLOGY, INC.
Notes to Consolidated Financial Statements
September 30, 2004

2. Significant Accounting Policies (cont'd)

      h)    Goodwill

            Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the tangible and intangible assets acquired, less liabilities assumed, based on their fair values. When the Company enters into a business combination, the purchase method of accounting is used. Goodwill is assigned as of the date of the business combination to reporting units that are expected to benefit from the business combination. Goodwill is not amortized but instead is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit, including goodwill, is compared with its fair value. When the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case, the implied fair value of the reporting unit's goodwill, determined in the same manner as the value of goodwill is determined in a business combination, is compared with its carrying amount to measure the amount of the impairment loss, if any.

      i)    Other Assets

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

      j)    Income Taxes

            Income taxes are provided using the liability method of tax allocation. Under this method, future tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

      k)    Issuance of Share Capital

            The costs of issuing share capital are netted against share capital.

   (The accompanying notes are an integral part of these financial statements)

EIGER TECHNOLOGY, INC.
Notes to Consolidated Financial Statements
September 30, 2004

2. Significant Accounting Policies (cont'd)

      l)    Revenue Recognition

            Operating revenues are recognized when they are earned, specifically, when services are provided, products are delivered to customers, persuasive evidence of an arrangement exists, amounts are fixed or determinable, and collectibility is reasonably assured. As a result the Company recognizes sales when products are shipped as at K-Tronik, sales to customers are FOB shipping point.

            Newlook's principal sources of revenue are recognized according to the following methods:

            (i) Advertising based long distance calling subscription plans, are recorded as revenue on a monthly basis. This is a new line of business launched in the fiscal year;

            (ii) Traditional long distance calling and Internet subscription plans, are recorded as revenue as the services or products are provided;

            (iii) New media services for sponsors on the advertising based calling network, are recorded in the period the advertising airs on the Company's network; and

            (iv) Dial around long distance casual calling services, are recorded as revenue in the month in which they are earned.

            Deferred revenue includes subscriber deposits and amounts received from subscribers related to services and subscriptions to be provided in future periods.

      m)    Foreign Currency Translation

            The Company accounts for transactions and balances denominated in foreign currencies using the temporal method. Under this method, monetary assets and liabilities of foreign subsidiaries are translated into Canadian dollars using the exchange rate in effect at the balance sheet date, non-monetary items are translated at historical exchange rates (except for items carried at market, which are translated at the balance sheet date exchange rate), and revenues and expenses are translated using average exchange rates to approximate the rates actually in effect at the time of the transactions. Resulting foreign exchange translation gains or losses are included in the determination of net income for the year, except for such gains or losses relating the translation or settlement of foreign currency denominated long-term monetary items which are deferred and amortized over the remaining life of the monetary item. There were no material exchange gains or losses on long-term foreign currency denominated monetary items during either of the reporting periods.

   (The accompanying notes are an integral part of these financial statements)

EIGER TECHNOLOGY, INC.
Notes to Consolidated Financial Statements
September 30, 2004

2. Significant Accounting Policies (cont'd)

      n)    Stock-based Compensation

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

      o)    Earnings per Share

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

   (The accompanying notes are an integral part of these financial statements)

EIGER TECHNOLOGY, INC.
Notes to Consolidated Financial Statements
September 30, 2004

3.    Stock-based Compensation

      Effective October 1, 2002, the Company adopted the recommendations of CICA
      Section 3870, "Stock-based Compensation and Other Stock-based Payments", which requires the disclosure of pro-forma net income as if the Company had accounted for its stock options issued to employees subsequent to September 30, 2002 under the fair value method. Pro-forma results, including stock-based compensation, for the year ended September 30, 2004 and the year ended September 30, 2003 for comparison, are as follows:

                                                                                2004            2003
      Net loss from continuing operations - as reported                  $(3,732,000)    $(4,929,000)
      Stock-based compensation expense                                      (900,000)       (195,000)
                                                                         ---------------------------

      Net loss from continuing operations - pro-forma                    $(4,632,000)    $(5,124,000)
                                                                         ===========================

      Weighted average basic and diluted loss per share - as reported          (0.09)          (0.13)
                                                                         ===========================

      Weighted average basic and diluted loss per share - pro-forma            (0.12)          (0.13)
                                                                         ===========================

       The fair value of each option grant is estimated as of the grant date using the Black-Scholes option-pricing model. For the twelve months ended September 30, 2004, the Company used the following weighted average assumptions: risk-free interest rate of 4.50%; expected volatility of 65%; expected life of 5 years; expected dividend yield of 0%. Details of outstanding stock options are disclosed in Note 12.

   (The accompanying notes are an integral part of these financial statements)

EIGER TECHNOLOGY, INC.
Notes to Consolidated Financial Statements
September 30, 2004

4. Subsidiaries and Related Party Transactions

      Eiger Technology, Inc. is related to the following corporations:

            Name of Corporation                                Nature of Relationship
      Newlook Industries Corp.                    90% Subsidiary

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

      ETIFF Holdings, Inc.*                       100% Subsidiary

      K-Tronik International Corp.*               64% Subsidiary of ETIFF Holdings, Inc.

      K-Tronik North America Corp.                100% Subsidiary of K-Tronik International Corp.

      K-Tronik Asia Corp.                         100% Subsidiary of K-Tronik North America Corp.

      Onlinetel Corp.                             100% Subsidiary of Newlook Industries Corp.

      Onlinetel Inc.                              100% Subsidiary of Onlinetel Corp.

      * Inactive - holding company only

      All transactions within the corporate group are in the normal course of business, are transacted at fair market value and recorded at the carrying value at the time, and are eliminated upon consolidation. Inter-company balances at the financial statement date are also eliminated upon consolidation.

      Service fees paid to corporations owned by management personnel during the period totaled $207,000 (2003: $481,000).

   (The accompanying notes are an integral part of these financial statements)

EIGER TECHNOLOGY, INC.
Notes to Consolidated Financial Statements
September 30, 2004

5.    Investments

      a)    Short-term Investments

            Short-term investments are comprised of Canadian money market funds and short-term commercial paper plus accrued interest, having a market value equivalent to their cost amount.

      b)    Long-term Investments

                                                          2004        2003

            Advances to Lexatec VR Systems Inc.       $ 96,000    $ 96,000
            Long-term portfolio equity investments          --     640,000
                                                      --------------------

                                                      $ 96,000    $736,000
                                                      ====================

      The advances noted above are non-interest bearing, and have no specific terms of repayment.

6.    Accounts Receivables

      Accounts receivable are reported net of an allowance for doubtful accounts of $104,000 (2003: $2,662,000)

7.    Property, Plant and Equipment

                                                                              2004                              2003
                                                                       Accumulated                       Accumulated
                                                             Cost     Amortization             Cost     Amortization
                                                       -------------------------------------------------------------
      Land                                             $  159,000       $       --       $  218,000       $       --
      Buildings                                           561,000          183,000        1,102,000          183,000
      Machinery and equipment                             951,000          668,000        3,340,000        2,392,000
      Furniture and fixtures                              244,000          122,000          663,000          474,000
      Automotive equipment                                 22,000           17,000          183,000          107,000
      Telecommunications under capital leasehold          835,000          167,000          415,000           42,000
      Telecommunications                                  989,000          458,000          923,000          344,000
      Computer equipment                                  659,000          307,000          464,000          238,000
                                                       -------------------------------------------------------------

                                                       $4,420,000       $1,922,000       $7,308,000       $3,780,000
                                                       -------------------------------------------------------------

      Net carrying amount                                               $2,498,000                        $3,528,000
                                                                        ----------                        ----------

   (The accompanying notes are an integral part of these financial statements)

EIGER TECHNOLOGY, INC.
Notes to Consolidated Financial Statements
September 30, 2004

8. Other

                                                         2004         2003

      Product Development Costs
                                                     $     --     $172,000
      Non-interest Bearing Long-term Deposits          61,000      544,000
      Regulatory Approval                             113,000      143,000
      Other                                             8,000       88,000
                                                     ---------------------

                                                     $182,000     $947,000
                                                     =====================

9.    Bank Indebtedness

      Foreign and domestic subsidiary lines of credit balances totaling $2,014,000 (Cdn.), bear interest at rates ranging from 4.0 - 8.0%, are secured by the short-term investments, inventory and equipment, and are repayable upon demand. The company at year end was in violation of a tangible net worth covenant with respect to a revolving credit line with the Trust Company Bank of New Jersey.

10.   Long-Term Debt

      Long-term debt is comprised of the following:

                                                                      2004             2003
      Royal Bank of Canada term loan repayable in
          monthly instalments of $10,000 plus interest
          calculated at Royal Bank prime plus 1/4%             $   385,000      $   505,000
      Capital lease obligations - repayable over two years
          due May 31, 2005 to April 30, 2006; interest
          rates averaging 17.0%                                    462,000          361,000
      KiUp Bank (Korea) term loan, interest only through
          fiscal 2005, then repayable at $71,000 per year
          through fiscal 2010, interest calculated at 4.9%
          per annum                                                     --          535,000
      Other                                                             --           55,000
                                                               ----------------------------

                                                                   847,000        1,456,000
      Less: Current portion                                       (500,000)        (420,000)
                                                               ----------------------------

      Long-term debt                                           $   347,000      $ 1,036,000
                                                               ============================

   (The accompanying notes are an integral part of these financial statements)

EIGER TECHNOLOGY, INC.
Notes to Consolidated Financial Statements
September 30, 2004

10. Long-Term Debt (cont'd)

      During the year, the Company paid $295,000 (2003- $102,000) in interest on long-term debt. Principal payments required on long-term debt for the next five years are as follows:

                        2005                       $500,000
                        2006                        202,000
                        2007                        120,000
                        2008                         25,000
                                                   --------

                                                   $847,000
                                                   --------

11.   Financial Instruments

      a) Fair Value

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

      b)    Interest Rate Risk

            The Company is not exposed to significant interest rate risk due to the short-term maturity of its current monetary assets and liabilities. The Company's interest rate risk pertaining to its long-term debt obligations is not considered to be significant due to the relatively low amounts involved.

      c)    Credit Risk

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

   (The accompanying notes are an integral part of these financial statements)

EIGER TECHNOLOGY, INC.
Notes to Consolidated Financial Statements
September 30, 2004

12.   Capital Stock

      Authorized: 100,000,000 Common Shares

      Issued:

                                             No. of              2004            No. of              2003
                                             Shares            Amount            Shares            Amount
                                         ----------------------------------------------------------------
      Beginning of Year                  37,608,951      $ 43,249,000        36,615,853      $ 42,799,000

      Issued - private placement            993,098           556,000           993,098           450,000
             - exercise of options          130,000            56,000                --                --
             - acquisitions                      --                --                --                --
             - other                        128,125                --                --                --
             - costs of issue                    --                --                --                --
                                         ----------------------------------------------------------------

      End of Year                        38,860,174        43,861,000        37,608,951        43,249,000

      Reciprocal Shareholdings             (568,049)         (564,000)         (568,049)         (564,000)
                                         ----------------------------------------------------------------

                                         38,292,125      $ 43,297,000        37,040,902      $ 42,685,000
                                         ================================================================

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

                                No. of         2004         No. of         2003
                               Options         WAEP        Options         WAEP
      -------------------------------------------------------------------------

      Beginning of Year      4,246,000         1.83      3,991,000         1.96
      Granted                1,626,000         0.86        460,000         0.56
      Exercised               (130,000)        0.43             --           --
      Expired                 (800,000)        4.29       (125,000)        1.07
      -------------------------------------------------------------------------

      End of Year            4,942,000         1.14      4,326,000         1.83
      -------------------------------------------------------------------------

      No stock options were exercised during the year. The weighted average contractual life remaining for options outstanding at year end was 947 days.

   (The accompanying notes are an integral part of these financial statements)

EIGER TECHNOLOGY, INC.
Notes to Consolidated Financial Statements
September 30, 2004

12. Capital Stock (cont'd)

      During the year, proceeds from exercised stock options of $56,000 was credited to share capital (2003: $nil). No amounts were recognized as compensation expense with respect to stock options granted or exercised in either of the reporting periods.

      Stock options have been granted to the CEO of K-Tronik North America Corp. contingent upon meeting sales quotas for that company as tabled below:

                                                 Number of
      Monthly Sales for Six                        Options
      Consecutive Months                       Exercisable          Total       Exercise
      Units of Ballasts                        Per Plateau     Cumulative          Price
      50,000 per mth for 6 consecutive mths         70,000         70,000        $  0.60
      60,000 per mth for 6 consecutive mths         70,000        140,000           0.60
      70,000 per mth for 6 consecutive mths         70,000        210,000           0.60
      80,000 per mth for 6 consecutive mths         70,000        280,000           0.60
      90,000 per mth for 6 consecutive mths         70,000        350,000           0.60

      No shares were issued in fiscal 2004 or fiscal 2003 as a result of this agreement.

      Management agreed to issue shares of the Company to four members of the management team of Eiger Net, Inc. and Eiger Labs Group Inc. as performance earn out consideration contingent upon achieving the criteria tabled below for the combined results of those two companies:

                                         Gross              Net           Common
                         Year     Sales (U.S.)    Income (U.S.)            Share
                         -------------------------------------------------------

                         1999     $ 27,000,000     $  1,000,000          600,000
                         2000       70,000,000        2,500,000          750,000
                         2001       80,000,000        3,500,000          900,000
                         2002       90,000,000        4,000,000          900,000
                         2003      110,000,000        4,000,000          900,000

      600,000 shares were issued in fiscal 2000 as a result of this agreement based on the operating results for 1999. No shares have been issued since that time, and none will be issued in fiscal 2004 pursuant to this agreement as the sales and income criteria have not been met.

   (The accompanying notes are an integral part of these financial statements)

EIGER TECHNOLOGY, INC.
Notes to Consolidated Financial Statements
September 30, 2004

12. Capital Stock (cont'd)

      In connection with the Company's acquisition of Onlinetel, Inc. in fiscal 2001, the share exchange agreement allows that additional shares of Eiger Technology, Inc. may be issued to the former shareholders of Onlinetel, Inc. if certain earn out provisions are met as follows:

                          Fiscal           Gross             Net          Common
                            Year         Revenue          Income          Shares
                          ------------------------------------------------------

                            2002     $19,083,000     $ 2,442,000       1,800,000
                            2003      37,348,000       6,213,000       1,800,000
                            2004      50,849,000       9,353,000       1,800,000
                            2005      59,867,000      13,849,000       1,800,000

      Unmet earn out targets may be carried forward and met on a cumulative basis. The targets for fiscal 2004 were not met and are not being carried forward.

13.   Discontinued Operations

      On July 31, 2004, the management shareholders of Eiger Net, Inc. in South Korea acquired Eiger's interest in Eiger Net, Inc. for a nominal sum as required by South Korean law. As such, the purchasers will assume all of the outstanding liabilities of Eiger Net, Inc. as at that date.

                                                                      2004           2003
      Loss on discontinued operations                           $1,306,000     $  321,000
      Loss on disposal of assets of discontinued operations      1,400,000      1,280,000
                                                                -------------------------

                                                                $2,706,000     $1,601,000
                                                                =========================

      The carrying values of the major classes of assets and liabilities of the discontinued operations are as follows:

                  Cash                          $    20,000
                  Short-term investments            227,000
                  Accounts receivable               462,000
                  Inventory                         550,000
                  Prepaid expenses                  135,000
                  Long-term investments             641,000
                  Equipment                       1,135,000
                  Deferred charges                  233,000
                  Other assets                      588,000
                  Bank indebtedness              (1,364,000)
                  Accounts payable                 (763,000)
                  Long-term debt                   (558,000)
                                                -----------

                                                $ 1,306,000
                                                -----------

   (The accompanying notes are an integral part of these financial statements)

EIGER TECHNOLOGY, INC.
Notes to Consolidated Financial Statements
September 30, 2004

14. Reconciliation to U.S. GAAP

      These   financial   statements  have  been  prepared  in  accordance  with
      accounting   principles   generally  accepted  in  Canada  ("Cdn.  GAAP").
      Significant differences under U.S. GAAP are discussed below.

      In the U.S.  reporting  standards for auditors  require the addition of an explanatory paragraph (following the opinion paragraph) of the Report of Independent Registered Public Accounting Firm when the financial statements are affected by significant uncertainties such as those referred to in note 1. In Canadian reporting standards such reference does not have to be made when the uncertainties are adequately disclosed in the notes.

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

      U.S. GAAP permits, pursuant to APB Opinion 25, the use of the intrinsic method of accounting for stock-based compensation, while SFAS No. 123, as modified by SFAS No. 148, requires pro-forma reconciliation to the fair value method.

      Reconciliation to U.S. GAAP are as follows:

                                                                       2004            2003
      Net Loss
         - per Cdn. GAAP                                        $(6,438,000)    $(7,551,000)
         - expense deferred product development costs net
             of portion relating to non-controlling interest             --        (172,000)
         - foreign currency translation adjustment                  (55,000)       (283,000)
                                                                ---------------------------

         - per U.S. GAAP                                         (6,493,000)     (8,006,000)
      Comprehensive item - foreign exchange adjustment               55,000         283,000
                                                                ---------------------------

      Comprehensive Loss                                        $(6,438,000)    $(7,723,000)
                                                                ===========================

   (The accompanying notes are an integral part of these financial statements)

EIGER TECHNOLOGY, INC.
Notes to Consolidated Financial Statements
September 30, 2004

14. Reconciliation to U.S. GAAP (cont'd)

                                                                             2004             2003
      Deficit
         - per Cdn. GAAP                                             $(40,023,000)    $(33,585,000)
         - expense deferred product development costs                          --         (172,000)
         - foreign currency translation adjustments                       417,000          384,000
                                                                     -----------------------------

         - per U.S. GAAP                                             $(39,606,000)    $(33,373,000)
                                                                     =============================

      Accumulated Other Comprehensive Items:
         - foreign currency translation adjustments                  $   (417,000)    $   (384,000)
                                                                     -----------------------------

         - per U.S. GAAP                                             $   (417,000)    $   (384,000)
                                                                     =============================

      Total Assets:
         - per Cdn. GAAP                                             $  7,048,000     $ 15,778,000
         - expense deferred product development costs                          --         (172,000)
                                                                     -----------------------------

         - per U.S. GAAP                                             $  7,048,000     $ 15,606,000
                                                                     =============================

      Pro-forma Disclosure (SFAS No. 148):
         Comprehensive Loss - as Reported                            $ (6,610,000)    $ (7,723,000)
         Stock-based Compensation Expense                                (900,000)        (195,000)
                                                                     -----------------------------

         Comprehensive Loss - Pro-forma                              $ (7,510,000)    $ (7,918,000)
                                                                     =============================

         Weighted Average Basic and Fully Diluted Loss per Share:
            Loss before Discontinued Operations                             (0.12)           (0.12)
                                                                     -----------------------------

            Net Loss per Share                                              (0.19)           (0.21)
                                                                     -----------------------------

15.   Cash Payments of Interest and Income Taxes

                                                      2004            2003

      Interest                                    $422,000        $456,000
                                                  ========================

      Income Taxes                                $     --        $     --
                                                  ========================

   (The accompanying notes are an integral part of these financial statements)

EIGER TECHNOLOGY, INC.
Notes to Consolidated Financial Statements
September 30, 2004

16.   Commitments

      As at September 30, 2004, the Company had future minimum annual rent payments on operating leases of $34,000.

17.   Subsequent Event

      On December 15, 2004, K-Tronik International Corp. ("KTI") entered into an agreement to sell all of its interest in and to the fixed assets of its subsidiary, K-Troniks Asia Ltd. ("KTA"). The terms of the Agreement call for KTA to use the purchase proceeds to retire the debts of KTA to the purchaser. KTI and the purchaser also entered into agreements whereby KTI transfers to the purchaser ownership of all of the issued and outstanding shares of K-Tronik N.A. Inc. ("KTNA"), its U.S. subsidiary which owns KTA. The transfer of the shares of KTNA has not yet been effected but is expected to be effected shortly. Upon final closing of the agreements described above, it is expected that the purchaser will own all of the issued and outstanding shares of KTNA and the assets of KTA. It is further expected that KTI will no longer be engaged in the business of manufacturing, distributing or selling electronic ballasts.

      On November 30, 2004, Alexa Properties sold its manufacturing facility and land in Stratford, Ontario that previously housed the operations of ADH Custom Metal Fabricators Inc.

18.   Contingent Liabilities

      At September 30, 2004, there were three potential claims outstanding against the Company.

      The first claim is by a former employee for wrongful dismissal, alleged breach of contract, punitive and aggravated damages and costs. It is the Company's opinion that there is no merit to the claim of breach of contract, punitive or aggravated damages. There may be an immaterial amount if anything owing to this claim.

      Secondly, there is a potential claim by a marketing firm for fees allegedly due and owing that went to mediation in September 2004. The Company took the position that if money was owed that it would be more than offset by the Company's counter suit for damages. It is the Company's opinion that there will be no resulting liability.

      On November 25, 2004, a claim was issued against Onlinetel Corp. by a telecommunications company for an alleged breach of a service agreement plus interest and costs. It is the Company's opinion that although there may be a potential for liability in this claim, an amount is not known at the present time.

   (The accompanying notes are an integral part of these financial statements)

EIGER TECHNOLOGY, INC.
Notes to Consolidated Financial Statements
September 30, 2004

19.   Segmented Information

      Management  has  identified   two  reportable   segments:   "Newlook"  and
      "K-Tronik". Segmentation is determined on the basis of the types of goods and services provided and geographic location.

      "Newlook" consists of Onlinetel Corp. and Onlinetel Inc., which provide Voice over Internet Protocol services to the Canadian long distance market. During the previous fiscal year, Newlook consisted of Vision Unlimited Equipment Inc., A.D.H. Custom Metal Fabricators Inc. and Alexa Properties Inc. Prior to its assets being sold, A.D.H. Custom Metal Fabricators Inc. was a manufacturer of fluorescent light fixtures, data racks and other metal cabinetry. Vision Unlimited Equipment Inc. was inactive. Alexa Properties Inc. owns the land and manufacturing facility in Stratford, Ontario. The operations of Vision Unlimited Equipment Inc. and A.D.H. Custom Metal Fabricators Inc. have been discontinued (see Note
      13).

      "K-Tronik" includes K-Tronik North America Corp., a distributor of electronic ballasts based in Hackensack, New Jersey, and K-Tronik Asia Corp., a manufacturer of electronic ballasts operating in Korea.

      "Eiger" includes Eiger Labs Group, Inc. and EigerNet, Inc. Both of these companies are involved in the production and distribution of electronic communications products. EigerNet, Inc. is located in South Korea, while Eiger Labs Group, Inc. operates out of California. The results of Eiger Net, Inc. are presented as discontinued operations as Eiger's ownership stake has been acquired (see Note 13).

      Segmented financial information is presented on the following two pages.

   (The accompanying notes are an integral part of these financial statements)

                                                   [LOGO] SF Partnership, LLP
                                                          Chartered Accountants

                             EIGER TECHNOLOGY, INC.
                              SEGMENTED INFORMATION
                               September 30, 2004

                                                                                                                        Totals per
                                                                                       All           Reconciling         Financial
                                                 Newlook           K-Tronik           Others             Items          Statements
                                               -----------       -----------       -----------       -----------       -----------
                                                     $                  $                $                 $                 $
Sales:
 External:
 - Domestic                                      5,481,000                --           501,000         (486,OOO)         5,496,000
 - Foreign                                              --         7,329,000                --                --         7,329,000
                                               -----------       -----------       -----------       -----------       -----------
                                                 5,481,000         7,329,000           501,000          (486,000)       12,825,000

Cost of Sales                                    4,778,000         5,986,000                --          (192,000)       10,572,000
                                               -----------       -----------       -----------       -----------       -----------

Gross Margin                                       703,000         1,343,000           501,000          (294,000)        2,253,000
                                               -----------       -----------       -----------       -----------       -----------

Expenses:
 Operations and Administration                   2,323,000         2,350,000           996,000          (294,000)        5,375,000
 Amortization of Capital and Other Assets          309,000           112,000            41,000                --           462,000
 Interest on Long-term Debt                        145,000                --            27,000                --           172,000
 Other Interest and Bank Charges                   123,000           146,000             3,000                --           272,000
                                               -----------       -----------       -----------       -----------       -----------
                                                 2,900,000         2,608,OOO         1,067,000          (294,000)        6,281,000
                                               -----------       -----------       -----------       -----------       -----------

Income (Loss) before Provision for Income
 Taxes and Non-controlling Interest             (2,197,000)       (1,265,000)         (566,000)               --       (4,028,OOO)

Provision for Income Taxes - Future                 98,000                --                --                --            98,000
Non-controw Interest                              (264,000)         (466,000)               --                --          (730,000)
                                               -----------       -----------       -----------       -----------       -----------

Income (Lass) before Non-Recurring and
   Discontinued Operations                      (2,031,000)         (799,000)         (566,000)               --        (3,396,000)

 Non-recurring Items                              (336,000)               --                --                --          (336,000)
 Discontinued Operations                          (259,000)               --        (2,447,000)               --        (2,706,000)
                                               -----------       -----------       -----------       -----------       -----------

Net Income (Loss) for the Year                  (2,626,000)         (799,000)       (3,013,000)               --       (6,438,OOO)
                                               ===========       ===========       ===========       ===========       ===========

Cash Flows:
 From Operating Activities                        (696,000)            3,000            60,000                --          (613,000)
 From Investing Activities                       (684,OOO)           (28,000)           31,000                --          (681,000)
 From Financing Activities                       1,361,000            49,000          (868,000)               --           542,000
                                               -----------       -----------       -----------       -----------       -----------

                                                   (19,000)           24,000          (757,000)               --          (752,000)

Cash and Cash Equivalents:
 Beginning of the Year                              74,000           204,000           749,000                --         1,027,000
                                               -----------       -----------       -----------       -----------       -----------
 End of the Year                                    55,000           228,000           (8,OOO)                --           275,000
                                               ===========       ===========       ===========       ===========       ===========

Expenditures on Capital Assets
 and Goodwill during the Year                      681,000                --                --                --           681,000
                                               ===========       ===========       ===========       ===========       ===========

Balance of Capital Assets and
 Goodwill - End of the Year
   - Domestic                                    1,466,000                --           627,000                --         2,093,000
   - Foreign                                            --           406,000                --                --           406,000
                                               -----------       -----------       -----------       -----------       -----------

                                                 1,466,000           406,000           627,000                --         2,499,000
                                               ===========       ===========       ===========       ===========       ===========

Total Assets                                     2,305,000         3,947,000           796,000                --         7,048,000
                                               ===========       ===========       ===========       ===========       ===========

                                                   [LOGO] SF Partnership, LLP
                                                          Chartered Accountants

                             EIGER TECHNOLOGY, INC.
                              SEGMENTED INFORMATION
                               September 30, 2003

                                                                                                                         Totals per
                                                                                                all        Reconciling    Financial
                                                Newlook       R-Tronik       Eiger Net        Others          Items      Statements
                                             -----------    -----------     -----------     -----------    -----------   -----------
                                                   $             $               $                $             $             $
                                             -----------    -----------     -----------     -----------     ---------   -----------
Sales:
 External:
  - Domestic                                   4,932,000             --              --              --            --     4,932,000
  - Foreign                                           --      9,152,000       8,638,OOO              --            --    17,790,000
                                             -----------    -----------     -----------     -----------     ---------   -----------
                                               4,932,000      9,152,000       8,638,OOO                                  22,722,000

Cost of Sales                                  3,802,000      6,896,000       9,391,000        (193,000)           --    19,896,000
                                             -----------    -----------     -----------     -----------     ---------   -----------

Gross Margin                                   1,130,000      2,256,000        (753,000)        193,000            --     2,826,000
                                             -----------    -----------     -----------     -----------     ---------   -----------

Expenses:
 Operations and Administration                 1,042,000      2,988,000       1,682,000         981,OOO     (193,OOO)     6,500,000
 Amortization of Capital and Other Assets        287,OOO        269,000         147,000         126,000            --       829,OOO
 Interest on Long-term Debt                       35,000             --          31,000              --            --        66,000
 Other Interest and Bank Charges                  29,000        226,000         134,000          12,000            --       401,000
                                             -----------    -----------     -----------     -----------     ---------   -----------
                                               1,393,000      3,483,OOO       1,994,000       1,119,000      (193,000)    7,796,000
                                             -----------    -----------     -----------     -----------     ---------   -----------

Income (Loss) before Provision for Income
 Taxes and Non-controlling Interest             (263,000)    (1,227,000)     (2,747,000)     (1,119,000)    386,OOO      (4,970,000)

Provision for Income Taxes - Future             (98,OOO)             --              --              --            --      (98,OOO)
Non-controlling Interest                        (210,000)      (444,000)        (94,000)             --            --     (748,OOO)
                                             -----------    -----------     -----------     -----------     ---------   -----------

Income (Loss) before Non-Recurring and
  Discontinued Operations                         45,000       (783,000)     (2,653,000)     (1,119,000)      386,000    (4,124,000)

 Non-recurring Items                            (673,000)            --      (1,153,000)             --            --    (1,826,000)
 Discontinued Operations                      (1,601,000)            --              --              --            --    (1,601,000)
                                             -----------    -----------     -----------     -----------     ---------   -----------

Net Income (Loss) for the Year                (2,229,000)     (783,OOO)      (2,653,000)    (l,119,000)     386,OOO      (7,551,000)
                                             ===========    ===========     ===========     ===========     =========   ===========

Cash Flows:
  From Operating Activities                   (1,695,000)       151,000        (301,000)        100,000            --   (1,745,OOO)
  From Investing Activities                      789,OOO       (304,000)    (l,085,000)        (633,000)           --    (1,206,000)
  From Financing Activities                      713,000       (85,OOO)         182,000        (467,000)           --       343,000
                                             -----------    -----------     -----------     -----------     ---------   -----------

                                                (193,000)      (238,000)    (1,177,OOO)      (1,000,000)           --   (2,608,OOO)

Cash and Cash Equivalents:
  Beginning of the Year                          267,000        442,000       1,679,000       1,205,000            --     3,635,000
                                             -----------    -----------     -----------     -----------     ---------   -----------

  End of the Year                                 74,000        204,000         502,000         205,000            --     1,027,000
                                             ===========    ===========     ===========     ===========     =========   ===========

Expenditures on Capital Assets
  and Goodwill during the Year                   159,000        304,000       1,812,000           2,000            --     2,277,000
                                             ===========    ===========     ===========     ===========     =========   ===========

Balance of Capital Assets and
  Goodwill - End of the Year
    - Domestic                                 1,091,000             --              --         650,000            --     1,741,000
    - Foreign                                         --        576,000       1,211,000              --            --     1,787,000
                                             -----------    -----------     -----------     -----------     ---------   -----------
                                               1,091,000        576,000       1,211,000         650,000            --     3,528,000
                                             ===========    ===========     ===========     ===========     =========   ===========

Total Assets                                   4,224,000      6,121,000       4,990,000         443,000            --    15,778,OOO
                                             ===========    ===========     ===========     ===========     =========   ===========