Form 20-F/A
period 2004-09-30
EIGER TECHNOLOGY INC
filed 2005-11-04
CIK 1040702

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
Yes ☒ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☒

The Index to Exhibits is
found at Page 38

FORWARD LOOKING STATEMENTS

Forward-Looking Information is Subject to Risk and Uncertainty. This report contains certain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. When used in this report, the words "estimate," "project," "intend," "expect," “anticipate” and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. Such risks and uncertainties include, but are not limited to, those identified under the subheading “Risk Factors” in Item 3 hereof.

GLOSSARY

The following is a glossary of some terms that appear in the discussion of the business of the Company as contained in this Annual Report.

The following is a glossary of some terms that appear in the discussion of the business of the Company as contained in this Annual Information Form.

“electronic ballasts” A component that starts a fluorescent lamp.

“LAN”

“Local Area Network” is a group of PC’s, computers and peripheral devices that are linked together where each device is located in close proximity to all the other devices. LANs typically consist of a number of PC’s, shares printers, shared directories and files.

“peripherals”	A peripheral is a device, which can be attached to a PC and is controlled by its processor. Examples include printers and modems.

“VoIP”

Voice over Internet Protocol is a term used in telecommunications for a set of facilities for managing the delivery of voice information over broadband. A major advantage of VOIP is that it avoids the tolls charged by ordinary telephone service.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

         Not Applicable.

Item 2. Offer Statistics and Expected Timetable

         Not Applicable.

Item 3. Key Information

A. Selected financial data.

The selected consolidated financial information set out below has been obtained from financial statements that reflect the Company’s business operations. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. For reconciliation to US GAAP refer to Note 14 of the attached audited statements. The following table summarizes information pertaining to operations of the Company for the last five years ended September 30, 2004.

	2004	2003	2002	2001	2000

Working Capital	($3,511,000)	($401,000)	$4,941,000	$4,942,000	$12,815,000

Revenue	$12,825,000	$14,084,000	$12,024,000	$19,325,000	$30,070,000

Income (Loss) from
Operation:	($3,396,000)	($2,186,000)	($4,116,000)	($20,327,000)	($693,000)

Income (Loss) from
Continuing Operation:	($3,732,000)	($2,186,000)	($4,116,000)	($20,327,000)	($629,000)

Net Income (Loss):	($6,438,000)	($7,551,000)	($5,032,000)	($20,327,000)	($693,000)

Earnings (Loss) per Share:	($0.17)	($0.21)	($0.14)	($0.59)	($0.03)

Total Assets:	$7,048,000	$15,778,000	$23,758,000	$30,721,000	$57,145,000

Net Assets:	$3,274,000	$9,317,000	$16,418,000	$21,127,000	$38,348,000

Long Term Debt:	$347,000	$548,000	$590,000	$1,014,000	$1,488,000

Total Liabilities:	$3,774,000	$6,461,000	$7,340,000	$10,265,000	$15,501,000

Share Capital:	$43,297,000	$42,685,000	$42,235,000	$42,235,000	$42,001,000

Retained Earnings (Deficit):	($40,023,000)	($33,585,000)	($26,034,000)	($21,091,000)	($764,000)

Number of Shares:	38,860,174	37,608,951	36,615,853	36,215,853	33,945,858

CURRENCY EXCHANGE INFORMATION

The Company’s accounts are maintained in Canadian dollars. In this Annual Report, all dollar amounts are expressed in Canadian dollars except where otherwise indicated.

The following table sets forth, for the periods indicated, the high and low rates of exchange of Canadian dollars into United States dollars, the average of such exchange rates on the close of each day during the periods, and the end of period rates. Such rates are shown as, or are derived from, the reciprocals of the Bank of Canada nominal noon exchange rates in Canadian dollars.

Fiscal Year Ended
September 30

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

         Not Applicable.

D. Risk factors.

The Company’s operations are subject to a variety of risks and uncertainties. The following factors are to be considered a list of known material risks that are specific to the Company or its industries.

Foreign Operations
The Company derived 38% of its revenue from outside of North America and 40% of its revenue from the U.S. in fiscal 2003. International sales are subject to certain risks, including unexpected changes in legal and regulatory requirements and policy changes affecting the Company’s markets; changes in tariffs, currency exchange rates and other barriers; political and economic instability; difficulties in accounts receivable collection; difficulties in managing distributors and representatives; difficulties in protecting the Company’s intellectual property; and potentially adverse tax consequences. See also "Foreign Exchange Rate" below.

Management of the Growth of the Company
The implementation of the Company’s business strategy could result in a period of rapid growth. This growth could place a strain on the Company’s managerial, operational and financial resources and information systems. Future operating results will depend on the ability of senior management to manage rapidly changing business conditions, and to implement and improve the Company’s technical, administrative, financial control and reporting systems. No assurance can be given that the Company will succeed in these efforts. The failure to effectively manage and improve these systems could increase the Company’s costs and adversely affect its ability to sell and deliver its products and services.

Competition
The Company faces competition in each of its markets and has competitors, many of which are larger and have greater financial resources than the Company. There can be no assurance that the Company will be able to continue to compete successfully in its markets. Because the Company competes, in part, on the technical advantages and cost of its products, significant technical advances by competitors or the achievement by such competitors of improved operating effectiveness that enable them to reduce prices could reduce the Company’s competitive advantage in these products and thereby adversely affect the Company’s business and financial results.

New Products and Technological Change
The market for the Company’s products is characterized by rapidly changing technology, evolving industry standards and frequent new product introductions, which may be comparable or superior to the Company’s products. The Company’s success will depend upon market acceptance of its existing products and its ability to enhance its existing products and to introduce new products and features to meet changing customer requirements. There can be no assurance that the Company will be successful in identifying, manufacturing and marketing new products or enhancing its existing products on a timely and cost-effective basis or that such new products will achieve market acceptance. In addition, there can be no assurance that products or technologies developed by others will not render the Company’s products or technologies non-competitive or obsolete.

New Market Development
There can be no assurance that the Company will be able to identify, develop and export to countries or geographic areas in which it is not presently selling.

Going Concern
The Company’s continued existence as a going concern is dependent upon the Company’s ability to raise additional capital, to increase sales, and ultimately become profitable. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

Intellectual Property
The Company has not obtained patent protection nor registered trademarks or copyrights for all of its proprietary technology or products. As the Company has not protected all of its intellectual property, its business may be adversely affected by competitors copying or otherwise exploiting features of the Company’s technology, products, information or services.

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

Legal Proceedings Against Foreign Persons
The Corporation’s jurisdiction of incorporation falls under the laws of the Province of Ontario, Canada, and all of the Corporation’s officers and directors are residents of Canada. Consequently, it may be difficult for United States investors to affect service of process within the United States upon the Corporation or its officers and directors, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under U.S. securities laws. Furthermore, it may be difficult for investors to enforce judgments of the U.S. against the Company or any of the Company’s non-U.S. resident executive officers or directors. There is substantial doubt whether an original lawsuit could be brought successfully in Canada against any of such persons or the Corporation predicated solely upon civil liabilities arising under U.S. securities laws.

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

Relationship with Production Employees
Although the employees of the Company are not unionized, there can be no assurance that this will not occur. Management of the Company is of the opinion that the unionization of its operations would have a detrimental effect on the Company’s ability to remain competitive.

Uncertain Operating Results
The Company’s operating results have varied and may continue to vary significantly depending on such factors as the timing of new product announcements, increases in the cost of raw materials and changes in pricing policies of the Company and its competitors. The market price of the Shares may be highly volatile in response to such fluctuations.

Foreign Exchange Rate
Material appreciation of the Canadian dollar against the US dollar would reduce the profitability of the Company’s U.S. sales. The Company is also exposed to exchange rate fluctuations in the U.S. and Canadian dollar against the Korean Won.

Political Climate in South Korea and China
Political instability in South Korea or China may negatively affect the Company’s ability to manufacture its products on a timely basis, resulting in product shortages. Management is unaware of any present evidence of political instability of this magnitude in South Korea or China.

Item 4. Information on the Company

         A. History and development of the company.

The Company entered the energy efficient lighting business in 1991. The Company’s two main operating subsidiaries in this non-core business have been K-Tronik and ADH Custom Metal Fabricators Inc. (“ADH”). ADH operated from the Company’s 55,000 square foot manufacturing and engineering facility located in Stratford, Ontario. ADH manufactured and distributed transformer housings, switch housings and electronic data racks, as well as fluorescent light fixtures and reflectors. ADH was wound-up in August 2003.

On April 1, 1998, the Company purchased 53% of the common stock of K-Tronik for $275,000, plus options entitling the holders to acquire up to 250,000 common shares of the Company. During fiscal 1998, the Company consolidated two of its South Korean subsidiaries, Energy Products, Inc. (its South Korean energy saving products sales arm) and (a manufacturer of electronic ballasts) and, which were eventually combined under the name “K-Tronik Asia, Inc.” The Company currently is a 64% shareholder of K-Tronik. On September 15, 2000, the Company sold its 60% interest in Lexatec VR Systems, Inc. to facilitate focussing on Eiger’s core business at the time. On December 15, 2004, K-Tronik entered into an agreement to sell all of its interest in K-Tronik N.A. Inc. and the fixed assets of its subsidiary, K-Troniks Asia Ltd. It is expected that K-Tronik International Corp. will no longer be engaged in the business of manufacturing, distributing or selling electronic ballasts.

The Company entered the computer peripheral business following a series of transactions in September 1999 that has since resulted in the Company owning a 58% interest in Eiger Net of South Korea. This was affected through payment of a US $1,000,000 cash consideration and 500,000 common shares of the Company issued for a combined aggregate value of US $1,500,000. Additionally, 600,000 common shares of the Company were issued on February 29, 2000 pursuant to this agreement. On July 31, 2004, the remaining operating management shareholders of Eiger Net, Inc. in South Korea acquired Eiger’s interest in Eiger Net, Inc. for a nominal sum as required by South Korean law. As such, the purchasers will assume all of the outstanding liabilities of Eiger Net, Inc. as at that date.

The Company entered into the VoIP telecom services business when, through Onlinetel Corp., it acquired 100% of the shares of Onlinetel, Inc. through a Share Exchange agreement under the provisions of Chapter 92a of the NGCL (Nevada General Corporate Law). 99.97% of Onlinetel’s shares have been exchanged pursuant to the Share Exchange Agreement. Eiger has issued 1,800,000 shares on a pro rata basis for 100% of the shares of Onlinetel, Inc.

As consideration for the acquisition of Onlinetel, Inc. Eiger will issue a maximum of 9,000,000 common shares which shall be comprised of 1,800,000 shares issued to the former shareholders of Onlinetel and up to an additional 7,200,000 shares pursuant to an earn out provision totalling 1,800,000 shares per year, over a period of four years, with possible extension provisions for an additional period of four years, based on Onlinetel’s ability to meet the following operating benchmarks and Eiger’s approval:

	2002	2003	2004	2005
REVENUE	$19,083,488	$37,347,766	$50,849,180	$59,867,184
NET INCOME	$2,442,015	$6,212,532	$9,352,747	$13,848,741

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

Eiger takes K-Tronik Public

On January 21, 2004, Eiger’s majority-owned subsidiary, K-Tronik commenced trading on the NASDAQ OTCBB under the symbol “KTRK”. Eiger currently owns 14.4 million common shares or 64% of K-Tronik.

         B. Business overview.

The Company has two principal subsidiaries, namely, Newlook Industries Corp. and K-Tronik International Corp.

NEWLOOK INDUSTRIES CORP.

Newlook Industries Corp. (“Newlook”) has a 100% ownership stake in Onlinetel Corp., a next-generation telecommunications software and services company, which harnesses the power of proprietary soft-switch technology to deliver state of the art Voice over Internet Protocol (VoIP) communication services to individuals, businesses and carriers. Utilizing soft switch technology, Onlinetel converts analog voice conversations to digital I.P. packets and routes voice calls, phone-to-phone, over the Internet from any wireless or landline connection. The integration of voice and data networks eliminates the need for traditional telecom services and provides a substantial increase in communication cost efficiencies.

By leveraging its technology platform and scalable network infrastructure, Onlinetel has taken advantage of disruptive pricing and delivers multiple communication offerings to its customers. Onlinetel offers telephony services for international calling, long distance calling subscriptions plans and Internet access. Through its Intelliswitch application, Onlinetel has pioneered and developed a new media for advertisers, enabling individuals and businesses to benefit from free long distance while sponsors benefit from one-to-one advertisements to callers. Through the use of the proprietary “Ad-Tree” software, sponsors are able to focus on a targeted consumer base.

Onlinetel delivers toll-quality communications at some of the most competitive long distance rates possible. With reduced investment cost burdens, Onlinetel’s soft-switch technology reliably scales to service millions of callers. Onlinetel’s continued expansion of its own national network along with seamless and virtual connections worldwide with leading carriers extends Onlinetel’s reach to the global community. Onlinetel’s operations have been serving the Canadian market for over 14 years.

K-TRONIK INTERNATIONAL CORP.

On December 15, 2004, K-Tronik International Corp. entered into an agreement to sell all of its interest in K-Tronik N.A. Inc. (“KTNA”) and the fixed assets of its subsidiary, K-Troniks Asia Ltd. ("KTA"). The terms of the Agreement call for KTA to use the purchase proceeds to retire the debts of KTA to the purchaser. Upon final closing of the agreement, it is expected that the purchaser will own all of the issued and outstanding shares of KTNA and the assets of KTA. It is further expected that K-Tronik International Corp. will no longer be engaged in the business of manufacturing, distributing or selling electronic ballasts. Eiger sees this as a step in restructuring of debt in its subsidiaries and upon completion of this transaction, K-Tronik will be reviewing opportunities to enhance shareholder value through acquisition.

Description of Principal Products

Newlook serves the retail and business market segments of the long distance industry across Canada through its subsidiary, Onlinetel. Onlinetel’s foundation blocks are a national and scalable VoIP network infrastructure, toll-quality service and offering some of the most competitive long distance rates possible. Upon these foundation blocks, Onlinetel provides multiple innovative products and services, producing four main revenue streams. These revenue streams include:

1.	Call Zone/Call World – Free, sponsor-subsidized, ad-based provincial calling with no-ad international calling.

2.	Subscription Plans – Traditional long distance and Internet plans for the residential and small office/home office (“SOHO”) market.

3.	Advertising - New media services for sponsors on the Call Zone free calling network.

4.	10-10-580 - Dial-around services for pay-per-call domestic and international calling.

During fiscal 2004, the K-Tronik subsidiary served the retrofit and new building electronic fluorescent light ballast market in the USA, Canada, South America and Korea. K-Tronik energy efficient electronic ballasts were manufactured in China with research and development facilities in both Asia and the U.S.

Sales and Revenue Analysis

Sales		Fiscal 2004		Fiscal 2003		Fiscal 2002

Electronic Ballasts		$7,329,000		$9,152,000		$10,107,000

Computer Peripherals	$	nil	$	nil	$	nil

Telecommunication Services		$5,496,000		$4,932,000		$1,917,000

Fabricated Products	$	nil	$	nil	$	nil

The electronic ballasts are distributed in the United States, while the VoIP-based telecommunication services are offered to the Canadian market. The computer peripherals and fabricated products businesses have been discontinued. The Company’s main businesses are not seasonal.

Marketing and Distribution Channels

The Company’s Newlook subsidiary markets its telephony services through various advertising and promotional medium, including its own advertising based calling network and internal sales staff. By focusing on delivering Canadians a high-quality, premium-value service offering competitive national rates, the subscription base has expanded through customers’ word of mouth.

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

         C. Organizational structure.

The following is a list of each material subsidiary of the Company and the jurisdiction of incorporation and the direct or indirect percentage ownership by the Company of each subsidiary:

	Jurisdiction of	Percentage of Voting
Name of Subsidiary	Organization	Securities Owned of
		Controlled
Newlook Industries Corp. (“Newlook”)	British Columbia	90%

K-Tronik International Corp. (“K-Tronik”)	Nevada	64%

The following is an organizational chart showing the Company’s material subsidiaries:

         D. Property, plants and equipment.

The Company sold its manufacturing facility and land in Stratford, Ontario that previously housed the operations of ADH Custom Metal Fabricators Inc. on November 30, 2004.

Item 5. Operating and Financial Review and Prospects

The information provided in this section endeavors to summarize the company’s financial condition and results of operations for the periods specified, including the causes for material changes to provide an understanding of the company’s business as a whole. The information also attempts to relate all separate segments of the company. The discussion provided therein should be read in conjunction with the Company’s consolidated financial statements and related notes.

         A. Operating results.

Comparative Analysis Between Fiscal 2004 and 2003

For the fiscal year ended September 30, 2004, net loss before non-recurring items of $3,396,000 ($0.09 per share) increased 55% from $2,186,000 ($0.06 per share) during the prior year. Reported net loss (including discontinued operations and non-recurring items) of $6,438,000 ($0.17 per share) decreased 15% from $7,551,000 ($0.21 per share) during the previous year. Revenues for the period were $12,825,000, compared to $14,084,000 in the preceding year. Revenues from ongoing operations were as follows:

($'000s) FYE-Sept.	2004	2003	Increase (Decrease)
Eiger Net	*	*	n.a.
K-Tronik	7,329	9,152	-20%
Newlook	5,496	4,932	+11%
Total	12,825	14,084	-9%
* - discontinued operations

Consolidated operating expenses from continuing operations of $6,281,000 for the year ended September 30, 2004 increased 8% from $5,802,000 in fiscal 2003 due largely from an increase in selling, general and administrative expenses (“SG&A”), which consists primarily of salaries and benefits, and the operating costs associated with sales. Consolidated SG&A of $5,375,000 for the year ended September 30, 2004 decreased 12% from $4,817,000 in fiscal 2003.

During the year, Company management determined that there was an impairment of the goodwill and as a result, goodwill of $336,172 was charged to income for the year. Additionally, a $98,000 future income tax asset taken in fiscal 2003 was reversed during the year as management determined that it not likely at this point to be realized through the reduction of future income tax payments.

In an effort to focus on the long-term profitability of its core publicly-traded subsidiaries, the Company reached an agreement, effective July 31, 2004, to sell its interest in Eiger Net, Inc. to the non-controlling shareholders for a nominal amount. The purchasers will assume all of the outstanding liabilities of Eiger Net as at that date. Therefore, Eiger Net results for the fiscal year are presented as discontinued operations on the Statement of Operations and Retained Earnings. This loss from discontinued operations is comprised of $1,306,000 from operational losses and $1,400,000 from disposal of assets. In comparison, the loss from discontinued operations for fiscal 2003 is comprised of $3,003,000 from operational losses and $2,632,000 from disposal of assets.

Subsidiary Newlook’s total revenues for fiscal 2004 were $5,480,662 versus $4,931,993 in the previous year. Operating loss before non-recurring items (relating to a write-down of goodwill and loss on disposal of assets due to the discontinuance of operations of ADH Custom Metal Fabricators Inc.) for the fiscal year was $2,198,435, compared to $263,101 in fiscal 2003. Net loss (including non-recurring items) for the fiscal year was $2,920,170 versus $2,095,512 in the previous year.

During the fiscal year, Newlook experienced an 11% increase in overall revenues. The mix in revenues changed substantially during the fiscal year relative to the prior year as new revenue streams were added, which currently are the focus of future growth and development. These include Call Zone, a sponsor-subsidized, ad-based provincial calling service launched in October 2003 as well as the Call World international calling service launched in March 2004 that was made available to all Call Zone subscribers. Call World currently offers special rates such as to Canada and the U.S. of 2.9 cents per minute among others.

Newlook’s gross profit margin declined from 23% in fiscal 2003 to 13% in the year due mainly to a change in the composition of sales. A significant portion of revenues in fiscal 2003 were the result of higher margin advertising revenue from a promotion with a major advertiser. For fiscal 2004, Newlook launched its own proprietary ad-based calling network. As such, the focus over fiscal 2004 had been to build up a proprietary subscriber base at the expense of generating a large proportion of revenues from advertising. To attract sponsors to advertise on the Call Zone network, a large enough pool of advertising capacity has to be created to be able to offer the exposure certain sponsors require to meet their basic advertising demands. It is anticipated that the initiatives developed in fiscal 2004 to build, develop and expand the proprietary ad-based network will provide Newlook significant opportunities to sell sponsor time on the network in fiscal 2005 and into the future. As advertising becomes a greater component of overall revenues in the future, it is anticipated that gross margins will increase accordingly.

Newlook’s selling, general and advertising expenses increased in fiscal 2004 to $2,323,251 from $1,041,964 in the prior year due mainly to an increase in advertising, promotion, human resources and increased costs related to the development and deployment of the expanded VoIP system. A major advertising and promotional campaign was embarked in the fiscal year to coincide with the expansion of the Call Zone in Ontario and Quebec. The initiative was not met with any success. Human resource costs increased as a result of an initiative to increase the level of telecom management expertise within Newlook. Additionally, certain call centre functions were expanded and outsourced such as the hours of operation and French-speaking capabilities. Today, the level of management has been scaled back and all call centre functions are in-house once again.

Newlook’s financial expenses increased to $268,292 during the fiscal year from $63,713 in the prior year chiefly due to the interest paid as part of the equipment lease obligations Newlook made in order to expand its VoIP network and establish Call Zone in Ontario, Quebec and Alberta. The lease terms established were aggressive, in that they are to be paid over a 24 month period. As these terms expire between May 31, 2005 to April 30, 2006, financial expenses as the resultant cash flow is anticipated to increase dramatically.

Subsidiary K-Tronik reported net sales of US$5,531,014 for fiscal 2004, a decrease of US$1,005,964 or 15% from the US$6,536,978 in sales reported for fiscal 2003. The sales decrease was mainly attributed to an unexpected shortage of inventory during the third and fourth quarters of fiscal 2004 related to a shortage of copper and steel, which are key components in the manufacture of ballasts. Additionally, K-Tronik’s manufacturer received several shipments of ballast components which were defective which had to be replaced and caused a delay in the shipment of inventory to K-Tronik.

K-Tronik’s gross profit decreased to US$1,013,382 in fiscal 2004, a decrease of US$598,217 or 37% compared to US$1,611,599 in fiscal 2003 as a result of the above factors that resulted in a decrease of sales. The decrease was further impacted by the write-off US$320,989 of inventory at K-Tronik’s Asian subsidiary. These factors led to a decrease in the gross profit margin from 25% in fiscal 2003 to 18% in fiscal 2004.

K-Tronik’s SG&A expenses decreased to US$2,169,607 in fiscal 2004, versus the prior year total of US$2,322,747. The decrease of US$153,140 or 7% is primarily attributable to a reduction in costs at KTA of approximately US$206,000 at KTA, a reduction in professional fees of US$136,000, bad debt expenses of US$57,000 and wages and payroll related costs of US$27,000. These decreases were offset by an increase in investor relation costs of US$353,000. K-Tronik’s loss from operations increased to US$1,156,225 in fiscal 2004 from a US$711,148 loss in fiscal 2003. The increase in the loss from operations is directly related to those items discussed above. K-Tronik’s interest and other expenses decreased to US$105,206 for fiscal 2004 from US$156,648 for fiscal 2003. This decrease was primarily due to an overall reduction in the average amount borrowed and a lower interest rate associated with K-Tronik’s new credit facility. Interest expense decreased to US$108,535 in fiscal 2004 compared to US$161,602 in fiscal 2003 primarily due to the lower interest rate during fiscal 2004 and decreased debt levels. For the reasons stated above K-Tronik incurred a net loss of US$1,261,431 for fiscal 2004 as compared to a loss of $867,796 for the prior year.

On December 15, 2004, K-Tronik International Corp. entered into an agreement to sell all of its interest in K-Tronik N.A. Inc. (“KTNA”) and the fixed assets of its subsidiary, K-Troniks Asia Ltd. ("KTA"). The terms of the Agreement call for KTA to use the purchase proceeds to retire the debts of KTA to the purchaser. Upon final closing of the agreement, it is expected that the purchaser will own all of the issued and outstanding shares of KTNA and the assets of KTA and that K-Tronik International Corp. will no longer be engaged in the business of manufacturing, distributing or selling electronic ballasts.rough acquisition.

Comparative Analysis Between Fiscal 2003 and 2002

Revenues for the fiscal year ending September 30, 2003 increased 17% to $14.1 million from $12.0 million during the prior year. Loss from continuing operations for the period was $2.2 million ($0.06 per share), compared to a loss of $4.1 million ($0.11 per share) during the prior year. Discontinued operations totaling $5.4 million ($.15 per share) are comprised of non-recurring items relating to the write-down of certain capital assets, inventory and goodwill and the discontinued operations of ADH Custom Metal Fabricators, Inc. (“ADH”) and Eiger Net. Revenue from ongoing operations was as follows:

($’000s) FYE-Sept.	2003	2002	Increase (Decrease)
Onlinetel	4,932	1,917	+157%
Eiger Net	*	*	n.a.
K-Tronik	9,152	10,107	-9%
Newlook	*	*	n.a.
Total	14,084	12,024	+17%
* - discontinued operations

Onlinetel drove Eiger’s considerable revenue growth in fiscal 2003. Onlinetel experienced a significant increase in revenues as the company’s core operations shift increasingly towards the rapidly expanding residential market. Newlook’s revenues were categorized as discontinued operations as a result of its May 2003 announcement that it would be ceasing its ADH business and closing its manufacturing facility. ADH operations were wound-up in August 2003.

Operating expenses decreased 16% for fiscal 2003 to $5,802,000 from $6,945,000 for the prior period. SG&A decreased by 21% in the fiscal year to $4,817,000 from $6,085,000 in the prior year. SG&A consists primarily of salaries and benefits, and the operating costs associated with sales. Amortization of capital assets, goodwill and other assets increased to $682,000 from $451,000 in the previous year mainly due to the relatively larger capital asset base existing during fiscal 2003. Interest on long-term debt, other interest and bank charges decreased to $303,000 in fiscal 2003 from $409,000 in the prior year.

         B. Liquidity and capital resources.

Eiger consolidated cash and marketable securities at September 30, 2004 was $245,000 compared to $325,000 at September 30, 2003. Over the fiscal year, cash and marketable securities were impacted by a media campaign launched at Newlook and the purchase of capital assets relating to the expansion of Onlinetel’s telecom network in Ontario, Quebec and Alberta. The Company’s accounts receivable decreased to $2,221,000 from $2,791,000 and accounts payable and accrued liabilities increased to $5,103,000 from $3,828,000 over the year ended September 30, 2003. Total debt (bank indebtedness and long-term debt) at fiscal year end was $2,694,000 compared to $3,216,000 at September 30, 2003.

The Company received $612,000 in fiscal 2004 in proceeds from the issuance of common shares. This was mainly represented by $556,000 in proceeds from warrants exercised relating to the private placement of 993,098 units issued in fiscal 2003. Additionally, $56,000 came from the exercise of Company stock options.

Concurrent with subsidiary Newlook’s acquisition of Onlinetel, a private placement of 1,000,000 units of Newlook securities at a price of $1.00 per unit closed on March 18, 2004. Each unit is comprised of one share and one warrant. Each warrant is convertible to one common share for a period of one year at an exercise price of $1.25 per share. Newlook has the right to request the exercise of the warrants if its common shares equal or exceed $2.00 for 10 or more consecutive trading days. The private placement was fully subscribed, for which Newlook received proceeds of $1,000,000.

At September 30, 2004, Newlook’s cash position of $54,720 had not changed significantly from $73,975 at the prior year-end. Equipment rose to $1,466,158 at year-end due to purchase of capital assets relating to the expansion of Onlinetel’s VoIP telecom network in Ontario, Quebec and Alberta. Accounts receivable of $740,454 dropped from $921,801 over the year as a lower emphasis was put on the wholesale business, which is more collections intensive than the other revenue streams.

Newlook’s accounts payable and accrued charges of $1,852,328 at September 30, 2004 was significantly higher than $881,250 in the prior year mainly due to increased costs involved with the outlay and expansion of the system-build before resultant revenues materialized. Current accounts payable is significantly lower. Long-term debt increased to $461,784 at year end from $360,536 at the previous year as a result of increased equipment leasing due to the network expansion. Deferred revenue of $332,715 appears in fiscal 2004 as Newlook receives subscription fees for the Call Zone calling plan launched during the year. As the subscription is for a one-year term of service, the fee is amortized on a monthly basis over the one-year period and the revenue is deferred until earned. Advances from parent company dropped significantly over the year to $2,052,084 from $2,938,627 due primarily to the $1,200,000 debt forgiveness by the Company as part of the Onlinetel acquisition.

At September 30, 2004, K-Tronik had working capital deficit of US$1,322,141, and cash and cash equivalents of US$180,701 as compared to working capital deficit of US$439,971 and cash and cash equivalents of US$145,952 at September 30, 2003. The decrease in working capital was primarily attributed to the net loss in fiscal 2004.

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

         F. Tabular disclosure of contractual obligations.

The following table sets forth the Company’s contractual obligations for the periods indicated:

	Payments Due By Period
Contractual Obligations:	Total	< 1 year	1-3 years	4-5 years	> 5 years
Long-Term Debt (1)	$847,000	$500,000	$347,000	nil	nil
(1) For details of the composition of Company debt, see note 10 to the consolidated financial statements.

Item 6. Directors, Senior Management and Employees

         A. Directors and senior management.

The following is a list of the current directors and senior officers of the Company, their municipalities of residence, their current position with the Company and their principal occupations:

Gerry A. Racicot                              Norwich ON                             President, C.E.O., and Director
Director since August 21, 1992.
Mr. Racicot has a long career in administration, management and self-employment. The majority of these years were spent as an Investment Account Executive at a major Canadian brokerage house (Burns Fry), import/export wholesale distribution and retail business (Red Mountain Holdings Inc. – Stedmans). Mr. Racicot is wholly involved in managing Eiger’s business operations.

Jason R. Moretto                               Vaughan ON                           C.F.O. and Director
Director since January 5, 2004.
Mr. Moretto is a Chartered Financial Analyst and Certified General Accountant whose previous experience includes equity research and practicing as an accountant in both industry and public practice. He also holds a Bachelor of Commerce degree from the University of Toronto. Mr. Moretto is wholly involved in managing Eiger’s business operations.

Sidney S. Harkema                           Orillia ON                                Director
Director since August 22, 1992.

Mr. Harkema founded and built one of Canada’s largest privately owned transport and express companies (Harkema Trucking Group). He served as President and Chairman of the Board for 27 years. He has since sold the entire trucking operation, cartage equipment and all 18 terminals located throughout the country and has devoted his time to public service organizations (principally as Chairman of the Huntley St. Group of Ministries). Mr. Harkema is not involved in managing Eiger’s daily business operations.

Roland P. Austrup                              Port Sydney ON                     Director
Director since April 10, 2003.
Mr. Austrup is president and CEO of Integrated Managed Futures Corp., the managed futures subsidiary of Integrated Asset Management (IAM), a Toronto-based asset manager with $1.3 billion under management. Mr. Austrup has been an important bridge between the investment community and Eiger Technology in the past. Mr. Austrup is not involved in managing Eiger’s daily business operations.

Philip Cassis                                        St. Thomas ON                      Director
Director since March 22, 2005.
Mr. Cassis is a director and former president of China Diamond Corp. He has been responsible for many aspects of capital management and financing for a number of private and publicly traded companies in Canada and in the U.S. He is also president of Nu Media Systems and retains interests in international real estate development projects. Mr. Cassis is not involved in managing Eiger’s daily business operations.

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

The following is a list of stock options granted during the last full financial year to members of the Company’s executives.

Name	Quantity	Exercise price	Expiry

Gerry Racicot	200,000	$ .96	December 23, 2008
Jason Moretto	200,000	$ .96	December 23, 2008
Gerry Racicot	500,000	$ .85	March 31, 2009

Jason Moretto	250,000	$ .85	March 31, 2009
Sidney Harkema	10,000	$ .85	March 31, 2009
Rob Hoegler	10,000	$ .85	March 31, 2009
Roland Austrup	10,000	$ .85	March 31, 2009

None of the above options were exercised during the Company’s most recently completed financial year.

There are no other arrangements under which, directors or members of the Company’s administrative, supervisory or management body, were compensated by the Company during the most recently completed financial year for their services.

No plan exists, and no amount has been set aside or accrued by the Company or any of its subsidiaries, to provide pension, retirement or similar benefits for directors or officers of the Company, or any of its subsidiaries.

         C. Board practices.

The directors of the Company are elected annually and hold office until the next annual general meeting of the Company’s shareholders or until their successors in office are duly elected or appointed. All of the Company’s directors were elected at the Company’s most recent annual general meeting, which took place on March 22, 2005. Under the Company Act (Ontario) the Company is required to hold an annual general meeting no more than 15 months after its most recent annual general meeting.

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

         E. Share ownership.

Name and Address	Occupation	Director Since	Number of Voting Shares
Beneficially Owned or
Controlled Directly or Indirectly
Gerry A. Racicot	President, Chief Executive	August 21, 1992	1,724,880(1)
Norwich, ON	Officer and Director

Jason R. Moretto	Chief Financial Officer and	January 5, 2004	164,496(2)
Vaughan, ON	Director of the Company;

Sidney S. Harkema	Director of the Company;	August 21, 1992	1,514,100(3)
Orillia, ON	retired

Robert Hoegler	Director of the Company at	February 23, 1996	Nil(4)
Richmond, BC	last fiscal year end; did not
stand for re-election on
March 22, 2005

Roland P. Austrup	Director of the Company;	April 10, 2003	6,500(5)
Port Sydney, ON	President/CEO of Integrated
Managed Futures Corp.

(1)	Mr. Racicot holds options to purchase 1,800,000 shares.
(2)	Mr. Moretto holds options to purchase 560,000 shares.
(3)	Mr. Harkema holds options to purchase 235,000 shares.
(4)	Mr. Hoegler holds options to purchase 160,000 shares.
(5)	Mr. Austrup holds options to purchase 275,000 shares.

	Number of Shares
	Beneficially Owned or
	Controlled Directly or	Percentage of Total Shares
Name	Indirectly	Issued(1)

Directors and Officers as a Group	3,409,976	8.8%

(1) Based on a total of 38,860,174 common shares issued and outstanding as at March 29, 2005.

At the discretion of the Board, the stock option plan may be exercised in consideration of services rendered and to be rendered by key personnel and consultants to the Company, its subsidiaries and affiliates.

Item 7. Major Shareholders and Related Party Transactions

         A. Major shareholders.

To the Company’s knowledge no person holds five percent or more of the Company’s common shares. There has been no significant change in percentage ownership held by any major shareholder.

All common shareholders have identical voting rights.

There is no trading market for the common shares in the United States. The following table indicates the approximate number of record holders of common shares with U.S. addresses and portion and percentage of common shares so held in the U.S. The calculation is based on the total issued and outstanding as stated in item 6.E.

Number of	Number of Common	% of Common shares
U.S. Holders	shares held in U.S.	held in U.S.
13	2,537,626	6.53%

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

A substantial number of common shares are held in “Street Name” by trustees, executors, guardians, custodians or other fiduciaries, including depositories, brokerage firms and financial institutions. Management is unable to determine the total number of individual shareholders that this represents.

To the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government.

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

         Not Applicable

Item 8. Financial Information

         A. Consolidated Statements and Other Financial Information.

The following financial statements have been audited by an independent auditor, are accompanied by an audit report, and are attached and incorporated herein:

         (a) balance sheet;

         (b) income statement;

         (c) statement showing changes in equity

         (d) cash flow statement;

         (e) related notes and schedules required by the comprehensive body of accounting standards pursuant to which the financial statements are prepared; and

         (f) a note analyzing the changes in each caption of shareholders’ equity presented in the balance sheet.

Incorporated herewith are the comparative financial statements covering the latest two financial years, audited in accordance with a comprehensive body of auditing standards.

Export Sales

Total Sales	Export Sales	Export Sales as % of Total Sales
$ 12,825,000	$ 7,329,000	57.1%

Legal Proceedings

There are no material pending legal proceedings to which the Company is a party or of which any of its subsidiaries or properties are subject. Management is not aware of any material proceedings in which any director, any member of senior management, or any of the Company’s affiliates are a party adverse to, or have a material interest adverse to the Company or its subsidiaries.

Dividend Policy

The Company has not paid dividends on the common shares in any of its last five fiscal years. The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time. All of the common shares of the Company are entitled to an equal share in any dividends declared and paid.

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

         B. Plan of distribution.

Not Applicable.

         C. Markets.

The common shares of the Company were listed for trading on the Toronto Stock Exchange (the “TSE”) on October 11, 1996 and previous to this, on the Vancouver Stock Exchange (the “VSE”) on April 3, 1991 under the symbol “AXA”.

The common shares were listed on the NASD OTC Electronic Bulletin Board on October 8, 1997 and trade under the symbol “ETIFF”.

         D. Selling shareholders.

Not Applicable.

         E. Dilution.

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

The purpose of the Company is to perform any and all corporate activities permissible under Ontario law. A director may vote in respect of any contract or arrangement in which such director has an interest notwithstanding. Such director’s interest and an interested director will not be liable to the Company for any profit realized through and such contract or arrangement by reason of such director holding the office of director. The remuneration of the directors shall, from time to time be determined by the Company by ordinary resolution. Directors of the Company are not required to own shares of the Company in order to serve as directors.

The share capital of the Company is an unlimited number of authorized common shares and 38,860,174 common shares outstanding as at the fiscal year end September 30, 2004 and 38,860,174 as of March 29, 2005.

All common shares rank equally with other common shares, entitling the common shareholder to one vote at the annual shareholder’s meeting.

There are no provisions for a classified board of directors or for cumulative voting for directors.

There are no limitations on the rights to own securities, including the rights of nonresident or foreign shareholders to hold or exercise voting rights on the securities.

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

The Investment Canada Act (the “ICA”), enacted on June 20, 1985, requires prior notification to the Government of Canada on the “acquisition of control” of Canadian businesses by a non-Canadian, as defined by the ICA. Certain acquisitions of control, discussed below, are reviewed by the Government of Canada. The term “acquisition of control” is defined as one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business, or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business. The acquisition of the majority of the outstanding shares is deemed to be an “acquisition of control” of a corporation. The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an “acquisition of control” of a corporation unless it can be established that the purchaser will not control the corporation.

Investments requiring notification and review are all direct acquisitions of Canadian business with assets of Cdn. $5,000,000 or more (subject to the comments below on WTO investors) and all indirect acquisitions of Canadian businesses (subject to the comments below on WTO investors) with assets of more than Cdn. $50,000,000 or with assets of between $5,000,000 and Cdn. $50,000,000 which represent more than 50% of the value of the total international transactions. In addition, specific acquisitions or new business in designated types of business activities related to Canada’s cultural heritage or national identity could be reviewed if the government of Canada considers that it is in the public interest to do so.

The ICA was amended with the implementation of the agreement establishing the World Trade Organization (“WTO”) to provide for special review of thresholds for “WTO investors”, as defined in the ICA. “WTO investors” generally means:

(a) an individual, other than a Canadian, who is a member of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member.

(b) governments of WTO members; and

(c) entities that are not Canadian controlled, but which are WTO investor controlled as determined by the rules specified in the ICA.

The special review thresholds for WTO investors do not apply, and general rules described above do not apply, to the acquisition of control of certain types of businesses specified in the ICA, including business that is a “cultural business”. If the WTO investor rules apply, an investment in the shares of the Company by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount (the “WTO Review Threshold”). The WTO Review Threshold is adjusted annually by using a formula relating to increases in the nominal gross domestic product of Canada. The 1996 WTO Review Threshold is Cdn. $168,000,000.

If any non-Canadian, whether or not a WTO investor, acquires control of the Company by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment. A non-Canadian, or non-WTO investor, is required to provide a notice to the government on the establishment of a new Canadian business. If the business of the Company is then a prescribed type of business activity related to Canada’s cultural heritage or national identity, and if the Canadian government considers it in the public interest to do so, then the Canadian government may give a notice in writing within 21 days requiring the investment to be reviewed.

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

If an investment is renewable, an application for review in the form prescribed by the regulations is normally required to be filed with the Director appointed under the ICA (the “Director”) prior to the investment taking place and the investment may not be consummated until the review has been completed. There are, however, certain exceptions. Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review. In addition, the Minister (a person designated as such under the ICA) may permit an investment to be consummated prior to completion of the review, if he is satisfied that the delay would cause undue hardship to the acquirer or jeopardize the operations of the Canadian business that is being acquired. The Director will submit the application to the Minister, together with any other information or written undertakings given by the acquirer and any representation submitted to the Director by a province that is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant. Some of the factors to be considered are:

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

(g)    the compatibility of the investment with national, industrial, economic, and cultural policies taking into consideration industrial, economic, and cultural objectives enunciated by the government of legislature of any province likely to be significantly affected by the investment; and

(h)    the contribution of the investment to Canada’s ability to compete in world markets.

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

Canadian Federal Income Taxation

The following discussion summarizes the principal Canadian federal income tax considerations generally applicable to a person who owns one or more common shares of the Company (the “Shareholder”), and who at all material times for the purposes of the Income Tax Act (Canada) (the "Canadian Act") deals at arm's length with the Company, holds all common shares solely as capital property, is a non-resident of Canada, and does not, and is not deemed to, use or hold any Common share in or in the course of carrying on business in Canada. It is assumed that the common shares will at all material times be listed on a stock exchange that is prescribed for the purposes of the Canadian Act.

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

This summary is not, and is not to be construed as, tax advice to any particular Shareholder. Each prospective and current Shareholder is urged to obtain independent advice as to the Canadian income tax consequences of an investment in common shares applicable to the Shareholder’s particular circumstances.

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

Any dividend on a Common share, including a stock dividend, paid or credited, or deemed to be paid or credited, by the Company to a Shareholder will be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, or such lesser rate as may be available under an applicable income tax treaty. Pursuant to the Treaty, the rate of withholding tax applicable to a dividend paid on a Common share to a Shareholder who is a resident of the United States for the purposes of the Treaty will be reduced to 5% if the beneficial owner of the dividend is a company that owns at least 10% of the voting stock of the Company, and in any other case will be reduced to 15%, of the gross amount of the dividend. It is Canada Customs and Revenue Agency‘s position that the Treaty reductions are not available to a Shareholder that is a "limited liability company" resident in the United States. The Company will be required to withhold any such tax from the dividend, and remit the tax directly to Canada Customs and Revenue Agency for the account of the Shareholder.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

         Not Applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

         Not Applicable.

Item 15. Controls and Procedures.

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, the Company’s disclosure controls and procedures were effective.

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended September 30, 2004 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit committee financial expert.

The Company’s Board of Directors has determined that the Company has at least one audit committee financial expert serving on its audit committee. The Company’s audit committee financial expert is Jason Moretto, who is not independent for audit committee purposes, and who also serves as the Company’s Chief Financial Officer.

Item 16B. Code of Ethics.

The Company has adopted a code of ethics that applies to its Chief Executive Officer and Chief Financial Officer. The code of ethics may be viewed on the Company’s website, www.eigertechnology.com.

PART III

Item 17. Financial Statements.

         Not Applicable.

Item 18. Financial Statements.

The following financial statements are attached to and form part of this Annual Report:

Audit Report
Audited Consolidated Financial Statements of the Company for the years ended September 30, 2004 and September 30, 2003.

Item 19. Exhibits.

Exhibit Number		Page

1.1	Certificate of Incorporation dated September 8, 1986.	*
1.2	Certificate of Name Change dated November 26, 1999.	*
1.3	Articles (Bylaws) of the Corporation.	*
1.4	Company Stock Option Plan	*
4.a.1	Plan of Exchange dated as of August 3, 2001 between Onlinetel and Eiger Technology, Inc.	*
4.a.2	Share Purchase Agreement dated as of November 8, 2001 among ETIFF Holdings Inc., K-Tronik International Corp., and LMC Capital Corp.	*
4.a.3	Share Purchase Agreement dated as of December 19, 2001 among Vision Unlimited Equipment Inc., ADH Custom Metal Fabricators Inc., and Newlook Capital Corp.	*
31.1	Section 302 Certifications
31.2	Section 302 Certifications
32.1	Section 906 Certifications
32.2	Section 906 Certifications

* Adopted by reference, as previously filed with the Commission.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

     Eiger Technology, Inc.

     /s/ GERRY RACICOT

     Gerry Racicot
     President and C.E.O.

     November 2, 2005

EIGER TECHNOLOGY, INC.

CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2004

 (RESTATED)

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

               We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

               In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

               The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred losses and has a working capital deficiency. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

               The consolidated financial statements as at September 30, 2003 and 2002, and for the years then ended were audited and reported on by another public accounting firm to which they attached their audit report, without qualification, dated December 30, 2003.

               We also audited the adjustments described in note 14 that were applied to restate the 2003 and 2002 financial statements. In our opinion, such adjustments are appropriate and have been properly applied.

     "SF PARTNERSHIP, LLP"
CHARTERED ACCOUNTANTS

Toronto, Canada
February 25, 2005 except as to note 14 which
is at July 11, 2005

AUDITORS' REPORT

To the Shareholders of
Eiger Technology, Inc.:

               We have audited the consolidated balance sheets of Eiger Technology, Inc. as at September 30, 2003 and 2002, and the consolidated statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

               In our opinion, these financial statements present fairly, in all material respects, the financial position of Eiger Technology, Inc. as at September 30, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in Canada.

     Monteith, Monteith & Co.

CHARTERED ACCOUNTANTS

Stratford, Ontario,
December 30, 2003

EIGER TECHNOLOGY, INC.
(Incorporated under the Ontario Business Corporations Act)
Consolidated Balance Sheets
September 30, 2004
(Restated)

	2004	2003	2002
		(Note 14)	(Note 14)
ASSETS
Current
Cash	$245,000	$325,000	$711,000
Short-term investments (note 5)	30,000	53,000	770,000
Accounts receivable (note 6)	2,221,000	2,791,000	2,908,000
Inventories	1,648,000	2,440,000	2,526,000
Prepaid and sundry assets	128,000	169,000	291,000
Current assets of discontinued operations	-	2,577,000	6,303,000
	4,272,000	8,355,000	13,509,000
Property, Plant and Equipment (note 7)	2,498,000	2,316,000	2,384,000
Investments (note 5)	96,000	96,000	123,000
Goodwill	-	2,114,000	2,208,000
Future Income Tax	-	98,000	-
Other (note 8)	182,000	218,000	295,000
Assets of Discontinued Operations	-	2,581,000	5,239,000
	$7,048,000	$15,778,000	$23,758,000
LIABILITIES
Current
Bank indebtedness (note 9)	$1,847,000	$2,351,000	$2,529,000
Accounts payable and accrued charges	5,103,000	3,828,000	1,983,000
Long-term debt - current portion (note 10)	500,000	317,000	120,000
Deferred revenue	333,000	-	-
Current liabilities of discontinued operations	-	2,260,000	3,936,000
	7,783,000	8,756,000	8,568,000
Long-Term Debt (note 10)	347,000	548,000	590,000
Liabilities of Discontinued Operations	-	296,000	1,014,000
Non-Controlling Interest	(4,356,000)	(3,139,000)	(2,832,000)
	3,774,000	6,461,000	7,340,000
SHAREHOLDERS' EQUITY
Capital Stock (note 12)	43,297,000	42,685,000	42,235,000
Contributed Surplus	-	217,000	217,000
Deficit	(40,023,000)	(33,585,000)	(26,034,000)
	3,274,000	9,317,000	16,418,000
	$7,048,000	$15,778,000	$23,758,000

APPROVED ON BEHALF OF THE BOARD
"GERRY RACICOT"	"JASON MORETTO"

Director	Director

(The accompanying notes are an integral part of these consolidated financial statements)

EIGER TECHNOLOGY, INC.
Consolidated Statements of Operations
Year Ended September 30, 2004
(Restated)

	2004	2003	2002
		(Note 14)	(Note 14)

Sales	$12,825,000	$14,084,000	$12,024,000

Cost of Sales	10,572,000	11,010,000	9,638,000

Gross Profit	2,253,000	3,074,000	2,386,000

Expenses
Selling, general and administrative	5,375,000	4,817,000	6,085,000
Amortization of property and equipment	394,000	545,000	318,000
Amortization of intangibles	68,000	137,000	133,000
Interest on long-term debt	172,000	35,000	60,000
Other interest and bank charges	272,000	268,000	349,000

	6,281,000	5,802,000	6,945,000

Loss Before the Undernoted	(4,028,000)	(2,728,000)	(4,559,000)

Provision for income taxes - future	98,000	(98,000)	-
Non-controlling interest	(730,000)	(444,000)	(443,000)
	(632,000)	(542,000)	(443,000)
Loss Before Non-Recurring Items	(3,396,000)	(2,186,000)	(4,116,000)
Goodwill impairment loss	336,000	-	-

Loss from Continuing Operations	(3,732,000)	(2,186,000)	(4,116,000)

Loss from discontinued operations (note 13)	(2,706,000)	(5,365,000)	(916,000)

Net Loss	(6,438,000)	(7,551,000)	(5,032,000)

Deficit - beginning of year	(33,585,000)	(26,034,000)	(21,002,000)

Deficit - end of year	$(40,023,000)	$(33,585,000)	$(26,034,000)

Loss Per Weighted Average Number of
Shares Outstanding - Basic and Diluted

Continuing operations	$(0.09)	$(0.06)	$(0.11)

Discontinued operations	$(0.07)	$(0.15)	$(0.03)

Weighted Average Number of Shares
Outstanding - Basic and Diluted	37,666,513	36,544,355	35,868,364

(The accompanying notes are an integral part of these consolidated financial statements)

EIGER TECHNOLOGY, INC.
Consolidated Statements of Cash Flows
Year Ended September 30, 2004
(Restated)

	2004	2003	2002
	(Note 14)	(Note 14)
Cash Flows from Operating Activities
Net loss from continuing operations	$(3,732,000)	$(2,186,000)	$(4,116,000)
Adjustments for:
Amortization	462,000	682,000	451,000
Non-controlling interest	(730,000)	(444,000)	(443,000)
Future income taxes	98,000	(98,000)	-
Goodwill impairment loss	336,000	-	-
Funds provided by (used in) continuing operating
activities	(3,566,000)	(2,046,000)	(4,108,000)
Changes in non-cash working capital
Accounts receivable	570,000	117,000	(824,000)
Short-term investments	23,000	717,000	3,148,000
Inventory	792,000	86,000	(5,000)
Prepaid expenses and sundry assets	41,000	122,000	(22,000)
Accounts payable and accrued charges	1,275,000	1,845,000	(504,000)
Deferred revenue	333,000	-	-
Net funds provided by (used in) continuing operating
activities	(532,000)	841,000	(2,315,000)

Net loss from discontinued operations	(2,706,000)	(5,365,000)	(916,000)
Adjustments for:
Amortization	-	226,000	346,000
Non-controlling interest	(487,000)	(194,000)	(509,000)
Goodwill impairment loss	346,000	27,000	-
Loss from discontinued operations	1,400,000	2,632,000	-
Assets of discontinued operations	5,158,000	3,891,000	6,217,000
Liabilities of discontinued operations	(2,556,000)	(2,394,000)	(2,075,000)
Net funds provided by (used in) discontinuing
operations	1,155,000	(1,177,000)	3,063,000
Cash Flows from Investing Activities
Acquisition of equipment	(576,000)	(477,000)	(985,000)

Net funds provided by (used in) investing activities	(576,000)	(477,000)	(985,000)
Cash Flows from Financing Activities
Long-term debt	(18,000)	155,000	(289,000)
Bank indebtedness	(504,000)	(178,000)	318,000
Proceeds from issuance of common shares	395,000	450,000	219,000

Net funds provided by (used in) financing activities	(127,000)	427,000	248,000

Net Decrease in Cash	(80,000)	(386,000)	11,000

Cash - beginning of year	325,000	711,000	700,000

Cash - end of year	$245,000	$325,000	$711,000

(The accompanying notes are an integral part of these consolidated financial statements)

EIGER TECHNOLOGY, INC.
Notes to Consolidated Financial Statements
September 30, 2004

1.	Going Concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Despite a positive shareholders' equity position of $3,274,000 (2003-$9,317,000; 2002-$16,418,000), Eiger Technology, Inc. ("Eiger" or the "Company") has incurred significant operating losses in previous years and as at September 30, 2004, has a working capital deficiency of $3,511,000 (2003-$401,000). Its continued existence as a going concern is dependent upon the Company's ability to raise additional capital, to increase sales, and ultimately become profitable. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due. The Company at year end was in violation of a tangible net worth covenant with respect to a revolving credit line with the Trust Company Bank of New Jersey.

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

The Company was originally incorporated as Alexa Ventures Inc. on September 8, 1986 under the laws of British Columbia. Currently, the Company is in good standing, operating under the laws of Ontario. The Company is listed as an issuer on the TSX.

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

The Company accounts for transactions and balances denominated in foreign currencies using the temporal method. Under this method, monetary assets and liabilities of foreign subsidiaries are translated into Canadian dollars using the exchange rate in effect at the balance sheet date, non-monetary items are translated at historical exchange rates (except for items carried at market, which are translated at the balance sheet date exchange rate), and revenues and expenses are translated using average exchange rates to approximate the rates actually in effect at the time of the transactions. Resulting foreign exchange translation gains or losses are included in the determination of net income for the year, except for such gains or losses relating the translation or settlement of foreign currency denominated long-term monetary items which are deferred and amortized over the remaining life of the monetary item. There were no material exchange gains or losses on long-term foreign currency denominated monetary items during any of the reporting periods.

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

Effective October 1, 2002, the Company adopted the recommendations of CICA Section 3870, "Stock-based Compensation and Other Stock-based Payments", which requires the disclosure of pro-forma net income as if the Company had accounted for its stock options issued to employees subsequent to September 30, 2002 under the fair value method. Pro-forma results, including stock-based compensation, for the year ended September 30, 2004 and the year ended September 30, 2003 and 2002 for comparison, are as follows:

	2004	2003	2002

Net loss from continuing operations - as reported	$(3,732,000)	$(2,186,000)	$(4,116,000)
Stock-based compensation expense	(900,000)	(195,000)	(285,000)

Net loss from continuing operations - pro-forma	$(4,632,000)	$(2,381,000)	$(4,401,000)
Weighted average basic and diluted loss per share -
as reported	(0.09)	(0.06)	(0.11)
Weighted average basic and diluted loss per share -
pro-forma	(0.12)	(0.07)	(0.12)

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

EIGER TECHNOLOGY, INC.
Notes to Consolidated Financial Statements
September 30, 2004

4.	Subsidiaries and Related Party Transactions

Eiger Technology, Inc. is related to the following corporations:

Name of Corporation	Nature of Relationship

Newlook Industries Corp.	90% Subsidiary

Vision Unlimited Equipment Inc.*	100% Subsidiary of Newlook Industries Corp.

A.D.H. Custom Metal Fabricators Inc.	100% Subsidiary of Vision Unlimited Equipment Inc.

Alexa Properties Inc.	100% Subsidiary

ETIFF Holdings, Inc.*	100% Subsidiary

K-Tronik International Corp.*	64% Subsidiary of ETIFF Holdings, Inc.

K-Tronik North America Corp.	100% Subsidiary of K-Tronik International Corp.

K-Tronik Asia Corp.	100% Subsidiary of K-Tronik North America Corp.

Onlinetel Corp.	100% Subsidiary of Newlook Industries Corp.

Onlinetel Inc .	100% Subsidiary of Onlinetel Corp.

* Inactive - holding company only

All transactions within the corporate group are in the normal course of business, are transacted at fair market value and recorded at the carrying value at the time, and are eliminated upon consolidation. Inter-company balances at the financial statement date are also eliminated upon consolidation.

Service fees paid to corporations owned by management personnel during the period totaled $207,000 (2003: $481,000; 2002: $456,000).

EIGER TECHNOLOGY, INC.
Notes to Consolidated Financial Statements
September 30, 2004

5.	Investments

	a)	Short-Term Investments

Short-term investments are comprised of Canadian money market funds and short-term commercial paper plus accrued interest, having a market value equivalent to their cost amount.

	b)	Long-Term Investments

	2004	2003	2002

Advances to Lexatec VR Systems Inc.	$96,000	$96,000	$123,000

The advances noted above are non-interest bearing, and have no specific terms of repayment.

6.	Accounts Receivables

Accounts receivable are reported net of an allowance for doubtful accounts of $104,000 (2003: $101,000; 2002: $27,000)

7.	Property, Plant and Equipment

			2004	2003	2002
		Accumulated	Net Book	Net Book	Net Book
	Cost	Amortization	Value	Value	Value

Land	$159,000	$-	$159,000	$159,000	$159,000
Buildings	561,000	183,000	378,000	396,000	409,000
Machinery and
equipment	951,000	668,000	283,000	447,000	173,000
Furniture and fixtures	244,000	122,000	122,000	127,000	172,000
Automotive equipment	22,000	17,000	5,000	9,000	11,000
Telecommunications
under capital leasehold	835,000	167,000	668,000	373,000	-
Telecommunications	989,000	458,000	531,000	579,000	1,018,000
Computer equipment	659,000	307,000	352,000	226,000	330,000
Leasehold improvements	-	-	-	-	112,000

	$4,420,000	$1,922,000	$2,498,000	$2,316,000	$2,384,000

EIGER TECHNOLOGY, INC.
Notes to Consolidated Financial Statements
September 30, 2004

8.	Other

	2004	2003	2002

Non-interest bearing long-term deposits	$61,000	$68,000	$115,000
Regulatory approval	113,000	143,000	153,000
Other	8,000	7,000	27,000

	$182,000	$218,000	$295,000

9.	Bank Indebtedness

Foreign and domestic subsidiary lines of credit balances totaling $2,014,000 (Cdn.), bear interest at rates ranging from 4.0 - 8.0%, are secured by the short-term investments, inventory and equipment, and are repayable upon demand. The Company at year end was in violation of a tangible net worth covenant with respect to a revolving credit line with the Trust Company Bank of New Jersey.

10.	Long-Term Debt

Long-term debt is comprised of the following:

	2004	2003	2002

Royal Bank of Canada term loan repayable in
monthly instalments of $10,000 plus interest
calculated at Royal Bank prime plus 1/4%	$385,000	$505,000	$625,000
Capital lease obligations - repayable over two years
due May 31, 2005 to April 30, 2006; interest
rates averaging 17.0%	462,000	360,000	-
Other	-	-	85,000

	847,000	865,000	710,000
Less: current portion	(500,000)	(317,000)	(120,000)

Long-term debt	$347,000	$548,000	$590,000

EIGER TECHNOLOGY, INC.
Notes to Consolidated Financial Statements
September 30, 2004

10.	Long-Term Debt (cont'd)

During the year, the Company paid $295,000 (2003: $102,000) in interest on long-term debt. Principal payments required on long-term debt for the next five years are as follows:

2005	$500,000
2006	202,000
2007	120,000
2008	25,000

$847,000

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

EIGER TECHNOLOGY, INC.
Notes to Consolidated Financial Statements
September 30, 2004

12.	Capital Stock

Authorized: 100,000,000 Common Shares Issued:

	No. of	2004	No. of	2003	No. of	2002
	Shares	Amount	Shares	Amount	Shares	Amount

Beginning of year	37,608,951	$43,249,000	36,615,853	$42,799,000	36,215,853	$42,543,000

Issued
- private placement	993,098	556,000	993,098	450,000	-	-
- exercise of options	130,000	56,000	-	-	310,000	209,000
- acquisitions	-	-	-	-	-	-
- other	128,125	-	-	-	90,000	47,000
- costs of issue	-	-	-	-	-	-

End of year	38,860,174	43,861,000	37,608,951	43,249,000	36,615,853	42,799,000
Reciprocal
shareholdings	(568,049)	(564,000)	(568,049)	(564,000)	(568,049)	(564,000)

	38,292,125	$43,297,000	37,040,902	$42,685,000	36,047,804	$42,235,000

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

	No. of	2004	No. of	2003	No. of	2002
	Options	WAEP	Options	WAEP	Options	WAEP

Beginning of year	4,246,000	1.83	3,911,000	1.96	3,446,000	2.29
Granted	1,626,000	0.86	460,000	0.56	1,075,000	0.55
Exercised	(130,000)	0.43	-	-	(310,000)	0.67
Expired	(800,000)	4.29	(125,000)	1.07	(300,000)	2.02

End of year	4,942,000	1.14	4,246,000	1.83	3,911,000	1.96

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

Stock options have been granted to the CEO of K-Tronik North America Corp. contingent upon meeting sales quotas for that company as tabled below:

	Number of
Monthly Sales for Six	Options
Consecutive Months	Exercisable	Total	Exercise
Units of Ballasts	Per Plateau	Cumulative	Price

50,000 per month for 6 consecutive months	70,000	70,000	$0.60
60,000 per month for 6 consecutive months	70,000	140,000	0.60
70,000 per month for 6 consecutive months	70,000	210,000	0.60
80,000 per month for 6 consecutive months	70,000	280,000	0.60
90,000 per month for 6 consecutive months	70,000	350,000	0.60

No shares were issued in fiscal 2004, 2003 or 2002 as a result of this agreement.

Management agreed to issue shares of the Company to four members of the management team of Eiger Net, Inc. and Eiger Labs Group Inc. as performance earn out consideration contingent upon achieving the criteria tabled below for the combined results of those two companies:

	Gross	Net	Common
Year	Sales (U.S.)	Income (U.S.)	Share

1999	$27,000,000	$1,000,000	600,000
2000	70,000,000	2,500,000	750,000
2001	80,000,000	3,500,000	900,000
2002	90,000,000	4,000,000	900,000
2003	$110,000,000	$4,000,000	900,000

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

In connection with the Company's acquisition of Onlinetel, Inc. in fiscal 2001, the share exchange agreement allows that additional shares of Eiger Technology, Inc. may be issued to the former shareholders of Onlinetel, Inc. if certain earn out provisions are met as follows:

Fiscal	Gross	Net	Common
Year	Revenue	Income	Shares

2002	$19,083,000	$2,442,000	1,800,000
2003	37,348,000	6,213,000	1,800,000
2004	50,849,000	9,353,000	1,800,000
2005	59,867,000	13,849,000	1,800,000

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

	2004	2003	2002
Loss on discontinued operations	$(1,306,000)	$(3,003,000)	$(916,000)
Loss on disposal of assets of discontinued
operations	(1,400,000)	(2,632,000)	-

	$(2,706,000)	$(5,635,000)	$(916,000)

EIGER TECHNOLOGY, INC.
Notes to Consolidated Financial Statements
September 30, 2004

13.	Discontinued Operations (cont'd)

Assets and liabilities presented in the consolidated balance sheets include the following assets and liabilities of discontinued operations:

	2004	2003	2002

Current assets	$-	$2,577,000	$6,303,000
Property, plant and equipment	-	1,211,000	2,483,000
Other	-	1,370,000	2,756,000

	-	5,158,000	11,542,000

Bank indebtedness	-	1,416,000	1,500,000
Current liabilities	-	844,000	2,436,000
Long term debt	-	296,000	1,014,000

	$-	$2,556,000	$4,950,000

EIGER TECHNOLOGY, INC.
Notes to Consolidated Financial Statements
September 30, 2004

14.	Restatement of Financial Statements

The Company's 2004 consolidated financial statements were audited by SF Partnership, LLP and contained an unqualified opinion on those financial statements dated February 25, 2005. The 2003 and 2002 consolidated financial statements were audited by Monteith, Monteith & Co. and contained an unqualified opinion on those financial statements dated December 30, 2003.

The issuance of the February 25, 2005 audit report on the consolidated financial statements of the Company included an audit report in accordance with Canadian generally accepted auditing standards and presented financial statements for 2004 and 2003.

Subsequent to the issuance of the audit report dated February 25, 2005, the financial statements were re-issued to include the fiscal 2002 comparatives and the inclusion of the audit report of Monteith, Monteith & Co. on the 2003 and 2002 consolidated financial statements. The 2004 audit report of SF Partnership, LLP was revised to include that the audit was in accordance both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Consequently, the standards of the Public Company Accounting Oversight Board (United States) require the inclusion of an explanatory paragraph to be added to highlight note 1 of the financial statements on going concern. Accordingly an additional paragraph has been added to the audit report.

For comparative purposes the 2003 and 2002 non-controlling interest figures have been restated to include the effect of the increase in the minority share which occurred in 2004. The non-controlling interest was previously reported by Monteith and Monteith & Co. as $3,172,000 on the consolidated balance sheet as at September 30, 2003 (2002 - $1,873,000), and the statement of operations for the year ended 2003 were previously reported as $885,000 (2002 - $2,392,000).

For comparative purposes the 2003 and 2002 balance sheets and statements of operations have been reclassified to include the effect of discontinued operations which occured during fiscal 2004 and 2003. The current assets of discontinued operations and the assets of discontinued operations reported on the consolidated balance sheets as at September 30, 2003 were previously reported as $0 (2002 - $0). The current liabilities of discontinued operations and the liabilities of discontinued operations reported on the consolidated balance sheets as at September 30, 2003 were previously reported as $0 (2002 - $0). The loss from discontinued operations reported on the consolidated statement of operations as at September 30, 2003 were previously reported as $1,061,000 (2002 - $0). As a result of these recalssifications, the statements of cash flows have been restated for years ending 2004, 2003 and 2002.

EIGER TECHNOLOGY, INC.
Notes to Consolidated Financial Statements
September 30, 2004

15.	Reconciliation to U.S. GAAP

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

U. S. GAAP requires the measurement and reporting of "comprehensive income". Comprehensive income includes net income and all other changes to Shareholders' Equity other than amounts received from or paid to shareholders. The only reportable comprehensive income item for the Company relates to foreign currency translation adjustments as described below.

U. S. GAAP requires the use of the current rate method of foreign currency translation, with any resulting foreign exchange translation adjustments forming part of comprehensive income for the year and accumulating as a separate component of shareholders' equity.

U. S. GAAP permits, pursuant to APB Opinion 25, the use of the intrinsic method of accounting for stock-based compensation, while SFAS No. 123, as modified by SFAS No. 148, requires pro-forma reconciliation to the fair value method.

EIGER TECHNOLOGY, INC.
Notes to Consolidated Financial Statements
September 30, 2004

15.	Reconciliation to U.S. GAAP (cont'd) Reconciliation to U.S. GAAP are as follows:

	2004	2003	2002

Net loss
- per Cdn. GAAP	$(6,438,000)	$(7,551,000)	$(5,032,000)
- foreign currency translation adjustment	(55,000)	(283,000)	341,000
- future income tax savings related to above	-	-	(100,000)

- per U.S. GAAP	(6,493,000)	(7,834,000)	(4,791,000)
Comprehensive item - foreign exchange
adjustment	55,000	283,000	(341,000)

Comprehensive Loss	$(6,438,000)	$(7,551,000)	$(5,132,000)

Deficit
- per Cdn. GAAP	$(40,023,000)	$(33,585,000)	$(26,034,000)
- foreign currency translation adjustments	417,000	384,000	667,000

- per U.S. GAAP	$(39,606,000)	$(33,201,000)	$(25,367,000)

Accumulated other comprehensive items:
- per Cdn. GAAP	$-	$-	$-
- foreign currency translation adjustments	(417,000)	(384,000)	667,000

- per U.S. GAAP	$(417,000)	$(384,000)	$667,000

Total assets:
- per Cdn. GAAP	$7,048,000	$15,778,000	$23,758,000

- per U.S. GAAP	$7,048,000	$15,778,000	$23,758,000

Pro-forma disclosure (SFAS No. 148):
Comprehensive Loss - as Reported	$(6,438,000)	$(7,551,000)	$(5,132,000)
Stock-based Compensation Expense	(900,000)	(195,000)	(285,000)

Comprehensive loss - pro-forma	$(7,338,000)	$(7,746,000)	$(5,417,000)

Weighted average basic and fully diluted Lossl
per share:
Loss before discontinued operations	(0.10)	(0.07)	(0.11)

Net loss per share	(0.17)	(0.21)	(0.13)

EIGER TECHNOLOGY, INC.
Notes to Consolidated Financial Statements
September 30, 2004

16.	Cash Payments of Interest and Income Taxes

	2004	2003	2002
Interest	$422,000	$456,000	$538,000
Income Taxes	$-	$-	$-

17.	Commitments

As at September 30, 2004, the Company had future minimum annual rent payments on operating leases of $34,000.

18.	Subsequent Event

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

19.	Contingent Liabilities

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

EIGER TECHNOLOGY, INC.
Notes to Consolidated Financial Statements
September 30, 2004

19.	Contingent Liabilities (cont'd)

On November 25, 2004, a claim was issued against Onlinetel Corp. by a telecommunications company for an alleged breach of a service agreement plus interest and costs. It is the Company's opinion that although there may be a potential for liability in this claim, an amount is not known at the present time.

20.	Comparative Figures

Certain of the comparative figures have been reclassified to conform with current year presentation.

21.	Segmented Information

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

Segmented financial information is presented on the following three pages.