Form 20-F
period 2005-09-30
EIGER TECHNOLOGY INC
filed 2006-03-31
CIK 1040702

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OF THE SECURITIES EXCHANGE
ACT OF 1934 FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2005

Commission File No. 0-29320

EIGER TECHNOLOGY, INC.
(Exact name of Registrant as specified in its charter)

Ontario, Canada
(Jurisdiction of incorporation or organization)

144 Front Street West, Suite 700
Toronto, Ontario M5J 2L7
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

Check whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [           ] No [ X ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [ X ] No [           ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [           ] Item 18 [ X ]

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

GLOSSARY

The following is a glossary of some terms that appear in the discussion of the business of Eiger Technology, Inc. (“the Company”) as contained in this Annual Report.

The following is a glossary of some terms that appear in the discussion of the business of the Company as contained in this Annual Information Form.

“electronic ballast”	A component that starts a fluorescent lamp.

“peripherals”	A peripheral is a device, which can be attached to a PC and is controlled by its processor. Examples include printers and modems.

“VoIP”	Voice over Internet Protocol is a term used in telecommunications for a set of facilities for managing the delivery of voice information over broadband. A major advantage of VoIP is that it avoids the tolls charged by ordinary telephone service.

2

TABLE OF CONTENTS

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected financial data.

The selected consolidated financial information set out below has been obtained from financial statements that reflect the Company’s business operations. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. For reconciliation to US GAAP refer to Note 17 of the attached audited statements. The following table summarizes information pertaining to operations of the Company for the last five years ended September 30, 2005.

	2005	2004	2003	2002	2001
Working Capital	($1,743,000)	($3,255,000)	($409,000)	$4,941,000	$4,942,000
Revenue	$4,904,000	$5,754,000	$4,932,000	$1,917,000	$234,000
Income (Loss) from
Operations:	($1,460,000)	($1,940,000)	($1,184,000)	($3,032,000)	($940,000)
Income (Loss) from
Continuing Operations:	($1,460,000)	($2,276,000)	($1,184,000)	($3,032,000)	($940,000)
Net Income (Loss):	($3,946,000)	($6,180,000)	($7,551,000)	($5,032,000)	($20,327,000)
Earnings (Loss) per Share:	($0.10)	($0.16)	($0.21)	($0.14)	($0.59)
Total Assets:	$1,940,000	$7,309,000	$15,778,000	$23,758,000	$30,721,000
Net Assets:	($176,000)	$3,532,000	$9,317,000	$16,418,000	$21,127,000
Long Term Debt:	$0	$82,000	$163,000	$590,000	$1,014,000
Total Liabilities:	$2,116,000	$3,777,000	$6,461,000	$7,340,000	$10,265,000
Share Capital:	$43,297,000	$43,297,000	$42,685,000	$42,235,000	$42,235,000
Retained Earnings
(Deficit):	($44,806,000)	($39,765,000)	($33,585,000)	($26,034,000)	($21,091,000)
Number of Shares:	38,860,174	38,860,174	37,608,951	36,615,853	36,215,853

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

Fiscal Year Ended
September 30

	2005	2004	2003	2002	2001
High	0.8630	0.7912	0.7506	0.6654	0.6711
Low	0.7840	0.7159	0.6254	0.6179	0.6319
Average	0.8176	0.7550	0.6854	0.6359	0.6515
Period	0.8630	0.7912	0.7408	0.6300	0.6335

On March 17, 2006 the exchange rate of Canadian dollars into United States dollars, based upon the Bank of Canada nominal noon exchange rate was Cdn. $1.00 equals U.S. $0.8630.

The following table sets forth, for the most recent previous six months, the high and low rates of exchange of Canadian dollars into United States dollars. The latest practicable date for March was on March 17, 2006.

MAR	FEB	JAN	DEC	NOV	OCT
2006	2006	2006	2005	2005	2005
High	0.8832	0.8787	0.8742	0.8690	0.8597	0.8613
Low	0.8607	0.8637	0.8528	0.8522	0.8361	0.8413

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

New Products and Technological Change
The market for the Company’s products is characterized by rapidly changing technology, evolving industry standards and frequent new product introductions, which may be comparable or superior to the Company’s products. The Company’s success will depend upon market acceptance of its existing products and its ability to enhance its existing products and to introduce new products and features to meet changing customer requirements. There can be no assurance that the Company will be successful in identifying, manufacturing and marketing new products or enhancing its existing products on a timely and cost-effective basis or, that such new products will achieve market acceptance. In addition, there can be no assurance that products or technologies developed by others will not render the Company’s products or technologies non-competitive or obsolete.

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

Dependence on Key Personnel and Skilled Employees
The success of the Company is dependent, in large part, on certain key personnel and on the ability to motivate, retain and attract highly skilled persons. The employment market for skilled technology employees is tight. There can be no assurance that the Company will be able to attract and retain employees with the necessary technical and technological skills given the competitive state of the employment market for these individuals. The loss of such services or the failure by the Company to continue to attract and retain other key personnel may have a material adverse effect on the Company, including its ability to develop new products, its ability to grow earnings and its ability to accelerate revenue growth.

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

Foreign Exchange Rate
Material depreciation of the Canadian dollar against the U.S. dollar may increase certain costs impacting the Company’s profitability and cash flow.

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

The Company entered the energy efficient lighting business in 1991. The Company’s two main operating subsidiaries in this non-core business have been K-Tronik International Corp. (“KTI”) and ADH Custom Metal Fabricators Inc. (“ADH”). ADH operated from the Company’s 55,000 square foot manufacturing and engineering facility located in Stratford, Ontario. ADH manufactured and distributed transformer housings, switch housings and electronic data racks, as well as fluorescent light fixtures and reflectors. ADH was wound-up in August 2003.

On April 1, 1998, the Company purchased 53% of the common stock of KTI for $275,000, plus options entitling the holders to acquire up to 250,000 common shares of the Company. During fiscal 1998, the Company consolidated two of its South Korean subsidiaries, Energy Products, Inc. (its South Korean energy saving products sales arm) and (a manufacturer of electronic ballasts) and, which were eventually combined under the name “K-Tronik Asia, Inc.” (“KTA”). The Company currently is a 64% shareholder of KTI. On September 15, 2000, the Company sold its 60% interest in Lexatec VR Systems, Inc. to facilitate focussing on Eiger’s core business at the time. On December 15, 2004, KTI entered into an agreement to sell all of its interest in K-Tronik N.A. Inc. (“KTNA”) and the fixed assets of its subsidiary, KTA. Thus, KTI is no longer engaged in the business of manufacturing, distributing or selling electronic ballasts.

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

As consideration for the acquisition of Onlinetel, Inc. Eiger would issue a maximum of 9,000,000 common shares, which would be comprised of 1,800,000 shares issued to the former shareholders of Onlinetel and up to an additional 7,200,000 shares pursuant to an earn out provision totalling 1,800,000 shares per year, over a period of four years, with possible extension provisions for an additional period of four years, based on Onlinetel’s ability to meet the following operating benchmarks and Eiger’s approval:

	2002	2003	2004	2005
REVENUE	$19,083,488	$37,347,766	$50,849,180	$59,867,184
NET INCOME	$2,442,015	$6,212,532	$9,352,747	$13,848,741

Under the formula in the agreements, if any of the above targets was not met in any of the above noted years, any gross sales or net income earned or achieved in that year would be added to the targets of subsequent years. The common shares of the Company to be issued in respect of those targets would be considered cumulative and could be achieved in any subsequent year in respect of the terms of the agreement, if extensions were granted by Eiger.

On March 18, 2004, Newlook Industries Corp. (“Newlook”) completed an agreement to acquire 100% of the outstanding common shares of Onlinetel by issuing 12,727,273 common shares of Newlook to Eiger. A further 7,272,727 common shares were issued to Eiger in settlement of $1,200,000 of debt owing from Onlinetel to Eiger. Immediately prior to the transaction, Eiger owned 100% of the shares of Onlinetel, and over 80% of the shares of Newlook.

Recent Financings

2006 Newlook Private Placement
On February 8, 2006, subsidiary Newlook closed a non-brokered private placement of 500,000 units in its securities at a price of $0.75 per unit. Each unit is comprised of one share and one-half share purchase warrant. The warrants, each of which is convertible to one common share upon exercise, are exercisable for a period of one year at an exercise price of $1.00 per warrant. As the private placement was fully subscribed, Newlook received proceeds of $375,000. If the warrants are fully exercised, Newlook will receive an additional $250,000.

2004 Newlook Private Placement
On March 18, 2004, subsidiary Newlook closed a private placement of 1,000,000 units of its securities at a price of $1.00 per unit. Each unit is comprised of one share and one warrant. Each warrant is convertible to one common share for a period of two years at an exercise price of $0.50 per share. The private placement was fully subscribed, for which Newlook received proceeds of $1,000,000.

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

Eiger takes K-Tronik Public
On January 21, 2004, Eiger’s majority-owned subsidiary, KTI commenced trading on the NASDAQ OTCBB under the symbol “KTRK”. Eiger currently owns 14.4 million common shares or 64% of KTI. KTI has since ceased active operations (see “Business Overview” below).

B. Business overview.

The Company has two principal subsidiaries, namely, Newlook Industries Corp. and K-Tronik International Corp.

NEWLOOK INDUSTRIES CORP.

Newlook has a 100% ownership stake in Onlinetel Corp., a next-generation telecommunications software and services company, which harnesses the power of proprietary soft-switch technology to deliver state-of-the-art Voice over Internet Protocol (VoIP) communication services to individuals, businesses and carriers. Utilizing soft switch technology, Onlinetel converts analog voice conversations to digital I.P. packets and routes voice calls, phone-to-phone, over broadband from any wireless or landline connection. The integration of voice and data networks eliminates the need for traditional telecom services and provides a substantial increase in communication cost efficiencies.

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

Onlinetel delivers toll-quality communications at some of the most competitive long distance rates possible. With reduced investment cost burdens, Onlinetel’s soft-switch technology reliably scales to service millions of callers. Onlinetel’s continued expansion of its own national network along with seamless and virtual connections worldwide with leading carriers extends Onlinetel’s reach to the global community. Onlinetel’s operations have been serving the Canadian market for over 15 years.

K-TRONIK INTERNATIONAL CORP.

KTI is no longer engaged in the business of manufacturing, distributing or selling electronic ballasts and is considered to have re-entered the development stage at December 15, 2004. KTI is currently seeking another acquisition or business opportunity.

Description of Principal Products

Newlook serves the retail and business market segments of the long distance industry across Canada through its subsidiary, Onlinetel. Onlinetel’s foundation blocks are a national and scalable VoIP network infrastructure, toll-quality service and offering competitive long distance rates. Upon these foundation blocks, Onlinetel provides multiple products and services, producing four main revenue streams. These revenue streams include:

1.	Call Zone/Call World – Free, sponsor-subsidized, ad-based provincial calling with no-ad international calling.
2.	Subscription Plans – Traditional long distance and Internet plans for the residential and small office/home office (“SOHO”) market.
3.	Advertising - New media services for sponsors on the Call Zone free calling network.
4.	10-10-580 - Dial-around services for pay-per-call domestic and international calling.

Sales and Revenue Analysis

Sales	Fiscal 2005	Fiscal 2004	Fiscal 2003

Telecommunication Services	$ 4,904,000	$ 5,754,000	$ 4,932,000

The VoIP-based telecommunication services are offered to the Canadian market. The electronic ballasts, computer peripherals and fabricated products businesses have been discontinued. The Company’s main business is not materially seasonal.

Marketing and Distribution Channels

The Company’s Newlook subsidiary markets its telephony services through various advertising and promotional medium, including its own advertising based calling network and internal sales staff. By focusing on delivering Canadians a toll-quality, premium-value service offering competitive national rates, the subscription base has expanded through customers’ word of mouth.

C. Organizational structure.

The following is a list of each material subsidiary of the Company and the jurisdiction of incorporation and the direct or indirect percentage ownership by the Company of each subsidiary:

	Jurisdiction of	Percentage of Voting
Name of Subsidiary	Organization	Securities Owned of
		Controlled
Newlook Industries Corp. (“Newlook”)	British Columbia	90%
K-Tronik International Corp. (“KTI”)	Nevada	64%

The following is an organizational chart showing the Company’s material subsidiaries:

D. Property, plants and equipment.

The Company’s current property, plants and equipment are comprised primarily of telecommunications and computer equipment. The Company currently owns no real estate.

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

A. Operating results.

Comparative Analysis Between Fiscal 2005 and 2004

For the fiscal year ended September 30, 2005, Eiger’s net loss from continuing operations of $1.5 million ($0.04 per share) improved 36% from $2.3 million ($0.06 per share) during the prior year. These include net non-cash expenses amounting to $943,000 in fiscal 2005 and $38,000 in fiscal 2004. Reported net loss (including non-recurring and discontinued operations) of $4.0 million ($0.10 per share) compared to $6.2 million ($0.16 per share) during the previous year. Revenues for the period were $4.9 million, compared to $5.8 million in the preceding year.

Eiger’s consolidated operating expenses from continuing operations of $2.5 million (including 700,000 of non-cash items) for the year ended September 30, 2005 decreased 30% from $3.6 million (including 334,000 of non-cash items) in fiscal 2004. The largest component of operating expenses is selling, general and administrative expenses (“SG&A”), which consists primarily of salaries and benefits, and the operating costs associated with sales. Consolidated SG&A of $1.7 million for the year ended September 30, 2005 decreased 44% from $3.0 million in fiscal 2004.

On December 15, 2004, KTI entered into an agreement to sell all of its interest in KTNA and the fixed assets of its subsidiary, KTA. As such, KTI is no longer engaged in the business of manufacturing, distributing or selling electronic ballasts and therefore, KTI results for the fiscal year are presented as discontinued operations on the financial statements for fiscal 2005.

Subsidiary Newlook’s total revenues for fiscal 2005 were $4.9 million versus $5.7 million in the previous year. Net loss from continuing operations for the fiscal year was $541,000 ($0.02 per share), compared to $2.4 million ($0.14 per share) in fiscal 2004. Net loss was $580,000 ($0.02 per share; including $39,000 from discontinued operations) vis a vis a net loss of $2.7 million ($0.14 per share; including $288,000 from discontinued operations) in the prior year.

During the fiscal year, Newlook’s gross margin increased to $1.3 million (27% margin) in fiscal 2005 from $960,000 (17% margin) over the prior period, despite a 15% decline in revenues year-over-year. The mix in revenues changed substantially during the fiscal year as the Newlook focused on Call Zone, a sponsor-subsidized, ad-based provincial calling service launched in October 2003 as well as the Call World international calling service launched in March 2004 that is made available to all Call Zone subscribers. Call World currently offers special rates such as to Canada and the U.S. for 2.9 cents per minute among others.

The improvement in Newlook’s gross profit margin in the year was due mainly to a change in the composition of sales and lower network costs. A significant portion of revenues in fiscal 2005 came from a corporate focus on Call Zone, which was more established relative to the prior “launch” year. In fiscal 2004, the Newlook launched its own proprietary ad-based calling network. As such, the focus over fiscal 2004 had been to build up a proprietary subscriber base at the expense of generating a large proportion of revenues from advertising. To attract sponsors to advertise on the Call Zone network, a large enough pool of advertising capacity has to be created to be able to offer the exposure certain sponsors require to meet their basic advertising demands. It is anticipated that the initiatives developed in fiscal 2004 and 2005 to build, develop and expand the proprietary ad-based network will provide the Newlook significant opportunities to sell sponsor time on the network in fiscal 2006 and into the future. As advertising becomes a greater component of overall revenues in the future, it is anticipated that gross margins will increase accordingly.

Newlook’s SG&A expenses decreased in fiscal 2005 by 49% to $1.2 million from $2.3 million in the prior year due mainly to a strategy to reduce costs such as advertising, promotion, human resources and those related to the development and deployment of the expanded VoIP system. A major advertising and promotional campaign was embarked in fiscal 2004 to coincide with the expansion of the Call Zone in Ontario and Quebec. The initiative was not met with any success. In fiscal 2005, the size of management had been scaled back and all call centre functions became in-house after having been expanded and outsourced to accommodate for enhanced hours of operation and French-speaking capabilities in the previous year. Additionally, Onlinetel was located in Toronto for the entire year, having been in Kitchener for most of fiscal 2004.

Newlook’s financial expenses decreased to $157,000 during the fiscal year from $268,000 in the prior year chiefly due to the interest paid as part of the equipment lease obligations the Newlook made in order to expand its VoIP network and establish Call Zone in Ontario, Quebec and Alberta during fiscal 2004. The lease terms established were aggressive, in that they are to be paid over a 24 month period. As these terms expire between May 31, 2005 to March 31, 2006, financial expenses will likely decline and the resultant cash flow is anticipated to increase dramatically.

For fiscal 2005, Newlook’s positive EBITDA (earnings before interest, taxes, depreciation and amortization) of $56,000 (including $70,000 of non-cash expenses) improved significantly from an EBITDA loss of $1,363,000 in the prior year. Cash EPS was $0.00 for the fiscal year versus negative $0.09 in the previous year.

In 2004, Newlook had overpaid commodity taxes to the provincial government in the amount of $258,000. Even though this overpayment was discovered and refunded in 2005, the correction of this error has been accounted for retroactively with a restatement of the prior year’s amounts. As a result of this restatement, Newlook’s fiscal 2004 sales and accounts receivable were increased by $258,000 and the net loss from continuing operations decreased by $258,000.

During fiscal 2004, Newlook management determined that there was an impairment of the goodwill and as a result, goodwill of $336,172 was charged to income for the year. Additionally, a $98,000 future income tax asset taken in fiscal 2003 was reversed during the subsequent year as management determined that it not likely at this point to be realized through the reduction of future income tax payments.

Eiger believes it has sufficient capital to support expected operating levels at its current subsidiaries. Consolidated cash and marketable securities at September 30, 2005 was $33,000 compared to $27,000 at September 30, 2004. The Company’s consolidated accounts receivable decreased to $586,000 from $1.1 million and consolidated accounts payable, accrued liabilities and other payable increased to $2.0 million from $1.9 million over the year ended September 30, 2004. Total consolidated debt (capital lease obligations) at fiscal year end was $82,000 compared to $462,000 at September 30, 2004.

At September 30, 2005, Newlook’s cash position of $39,000 had not changed significantly from $55,000 at the prior year-end. Net equipment decreased by 27% to $1.1 million at year-end due to amortization taken on the telecommunications equipment acquired for the expansion of Onlinetel’s VoIP telecom network in Ontario, Quebec and Alberta.

Newlook’s accounts receivable of $584,000 dropped from $999,000 over the year as a lower emphasis was put on the dial-around business, which relies on a third party for billing and collection services. To a lesser extent, the wholesale business was more prevalent in fiscal 2004, and is more collection-intensive than the other revenue streams. Additionally, the fiscal 2004 year end receivables balance has been restated to include $258,000 owing from the provincial government for commodity tax overpayments discovered in 2005.

Newlook’s accounts payable and accrued charges of $727,000 and other payable of $923,000 at September 30, 2005 were collectively lower than $1.9 million in the prior year as positive cash flow was applied to pay down supplier accounts. Long-term debt including current portion decreased to $82,000 at year end from $462,000 at the previous year as a result of the equipment leases being paid down and expiring. Deferred revenue of $387,000 in fiscal 2005 relates to subscription fees for the Call Zone calling plan launched during the prior year. As the subscription is for a one-year term of service, the fee is amortized on a monthly basis over the one-year period and the revenue is deferred until earned. Advances from parent company increased marginally over the year to $2,289,000 from $2,052,084 to reflect payments made by Eiger for Newlook.

Concurrent with the closing of the Onlinetel acquisition in fiscal 2004, Newlook closed a private placement of 1,000,000 units of its securities at a price of $1.00 per unit. Each unit was comprised of one share and one warrant. Each warrant is convertible to one common share for a period of two years at an exercise price of $0.50 per share. The private placement was fully subscribed, for which Newlook received proceeds of $1,000,000. If all warrants are exercised, Newlook will receive an additional $500,000 in fiscal 2006.

Comparative Analysis Between Fiscal 2004 and 2003

For the fiscal year ended September 30, 2004, net loss before non-recurring items of $1,940,000 ($0.05 per share) increased 64% from $1,184,000 ($0.03 per share) during the prior year. Reported net loss (including discontinued operations and non-recurring items) of $6,180,000 ($0.16 per share) decreased 18% from $7,551,000 ($0.21 per share) during the previous year. Revenues for the period were $5,754,000, compared to $4,932,000 in the preceding year.

Consolidated operating expenses from continuing operations of $3,548,000 for the year ended September 30, 2004 increased 39% from $2,544,000 in fiscal 2003 due largely from an increase in selling, general and administrative expenses (“SG&A”), which consists primarily of salaries and benefits, and the operating costs associated with sales.

Consolidated SG&A of $2,944,000 for the year ended September 30, 2004 increased 40% from $2,108,000 in fiscal 2003.

During the year, Company management determined that there was an impairment of the goodwill and as a result, goodwill of $336,172 was charged to income for the year. Additionally, a $98,000 future income tax asset taken in fiscal 2003 was reversed during the year as management determined that it not likely at this point to be realized through the reduction of future income tax payments.

In an effort to focus on the long-term profitability of its core publicly-traded subsidiaries, the Company reached an agreement, effective July 31, 2004, to sell its interest in Eiger Net, Inc. to the non-controlling shareholders for a nominal amount. The purchasers assumed all of the outstanding liabilities of Eiger Net as at that date. On November 30, 2004, Alexa Properties sold its property in Stratford, Ontario and no longer has active business operations. On December 15, 2004, K-Tronik International Corp. entered into an agreement to sell all of its interest in K-Tronik North America Corp. and the fixed assets of its subsidiary, K-Tronik Asia Corp. As such, K-Tronik International Corp. will no longer be engaged in the business of manufacturing, distributing or selling electronic ballasts. Therefore, Eiger Net, Alexa Properties and K-Tronik results for the fiscal year are presented as discontinued operations on the Statement of Operations and Retained Earnings. This loss from discontinued operations is comprised of $2,504,000 from operational losses and $1,400,000 from disposal of assets. In comparison, the loss from discontinued operations for fiscal 2003 is comprised of $3,735,000 from operational losses and $2,632,000 from disposal of assets.

Subsidiary Newlook’s total revenues for fiscal 2004 were $5,738,877 versus $4,931,993 in the previous year. Operating loss before non-recurring items (relating to a write-down of goodwill and loss on disposal of assets due to the discontinuance of operations of ADH Custom Metal Fabricators Inc.) for the fiscal year was $1,940,120, compared to $263,101 in fiscal 2003. Net loss (including non-recurring items) for the fiscal year was $2,661,955 versus $2,095,512 in the previous year.

During the fiscal year, Newlook experienced an 16% increase in overall revenues. The mix in revenues changed substantially during the fiscal year relative to the prior year as new revenue streams were added, which currently are the focus of future growth and development. These include Call Zone, a sponsor-subsidized, ad-based provincial calling service launched in October 2003 as well as the Call World international calling service launched in March 2004 that was made available to all Call Zone subscribers. Call World currently offers special rates such as to Canada and the U.S. of 2.9 cents per minute among others.

Newlook’s gross profit margin declined from 23% in fiscal 2003 to 17% in the year due mainly to a change in the composition of sales. A significant portion of revenues in fiscal 2003 were the result of higher margin advertising revenue from a promotion with a major advertiser. For fiscal 2004, Newlook launched its own proprietary ad-based calling network. As such, the focus over fiscal 2004 had been to build up a proprietary subscriber base at the expense of generating a large proportion of revenues from advertising. To attract sponsors to advertise on the Call Zone network, a large enough pool of advertising capacity has to be created to be able to offer the exposure certain sponsors require to meet their basic advertising demands. It is anticipated that the initiatives developed in fiscal 2004 to build, develop and expand the proprietary ad-based network will provide Newlook significant opportunities to sell sponsor time on the network in the future. As advertising becomes a greater component of overall revenues in the future, it is anticipated that gross margins will increase accordingly.

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

Newlook’s financial expenses increased to $268,292 during the fiscal year from $63,713 in the prior year chiefly due to the interest paid as part of the equipment lease obligations Newlook made in order to expand its VoIP network and establish Call Zone in Ontario, Quebec and Alberta. The lease terms established were aggressive, in that they are to be paid over a 24 month period. As these terms expire between May 31, 2005 to April 30, 2006, financial expenses as the resultant cash flow is anticipated to increase.

B. Liquidity and capital resources.

Eiger believes it has sufficient capital to support expected operating levels at its current subsidiaries. Consolidated cash and marketable securities at September 30, 2005 was $33,000 compared to $27,000 at September 30, 2004. The Company’s consolidated accounts receivable decreased to $586,000 from $1.1 million and consolidated accounts payable, accrued liabilities and other payable increased to $2.0 million from $1.9 million over the year ended September 30, 2004. Total consolidated debt (capital lease obligations) at fiscal year end was $82,000 compared to $462,000 at September 30, 2004.

At September 30, 2005, Newlook’s cash position of $39,000 had not changed significantly from $55,000 at the prior year-end. Net equipment decreased by 27% to $1.1 million at year-end due to amortization taken on the telecommunications equipment acquired for the expansion of Onlinetel’s VoIP telecom network in Ontario, Quebec and Alberta.

Newlook’s accounts receivable of $584,000 dropped from $999,000 over the year as a lower emphasis was put on the dial-around business, which relies on a third party for billing and collection services. To a lesser extent, the wholesale business was more prevalent in fiscal 2004, and is more collection-intensive than the other revenue streams. Additionally, the fiscal 2004 year end receivables balance has been restated to include $258,000 owing from the provincial government for commodity tax overpayments discovered in 2005.

Newlook’s accounts payable and accrued charges of $727,000 and other payable of $923,000 at September 30, 2005 were collectively lower than $1.9 million in the prior year as positive cash flow was applied to pay down supplier accounts. Long-term debt including current portion decreased to $82,000 at year end from $462,000 at the previous year as a result of the equipment leases being paid down and expiring. Deferred revenue of $387,000 in fiscal 2005 relates to subscription fees for the Call Zone calling plan launched during the prior year. As the subscription is for a one-year term of service, the fee is amortized on a monthly basis over the one-year period and the revenue is deferred until earned. Advances from parent company increased marginally over the year to $2,289,000 from $2,052,084 to reflect payments made by Eiger for Newlook.

On February 8, 2006, Newlook completed a non-brokered private placement of units in its securities at a price of $0.75 per unit. Each unit is comprised of one share and one-half share purchase warrant. The warrants, each of which is convertible to one common share upon exercise, are exercisable for a period of one year at an exercise price of $1.00 per warrant. The private placement had a maximum subscription of 500,000 Units. The private placement was fully subscribed and Newlook received proceeds of $375,000. If the warrants are exercised, Newlook will receive an additional $250,000.

Concurrent with the closing of the Onlinetel acquisition on March 18, 2004, Newlook closed a private placement of 1,000,000 units of its securities at a price of $1.00 per unit. Each unit was comprised of one share and one warrant. Each warrant was convertible to one common share for a period of two years at an exercise price of $0.50 per share. The private placement was fully subscribed, for which Newlook received proceeds of $1,000,000. Newlook received an additional $470,000 from the exercise of warrants in fiscal 2006.

C. Research and development, patents and licenses, etc.

Research and development expenses were nil (nil: 2004; nil: 2003) for the year ended September 30, 2005.

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

F. Tabular disclosure of contractual obligations.

The following table sets forth the Company’s contractual obligations for the periods indicated:

		Payments Due By Period
Contractual Obligations:	Total	< 1 year	1-3 years	4-5 years	> 5 years
Long-Term Debt (1)	$1,050,000	$1,050,000	nil	nil	nil
(1) For details of the composition of Company debt, see notes 10 and 11 to the consolidated financial statements.

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

John G. Simmonds King ON Director Director since September 20, 2005.

Mr. Simmonds is an entrepreneur with a track record of serving as an executive and on board positions with several communications, wireless and other businesses. Mr. Simmonds is founder of merchant bank Simmonds Capital Ltd., and currently serves as Chairman of Wireless Age Communications Inc., a consolidation of retail, wholesale and engineering businesses within the wireless products and services industry. Mr. Simmonds is involved in managing Eiger’s business operations.

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

Brian Cato Ajax ON Director Director since March 21, 2006.

Mr. Cato has extensive experience in the telecommunications sector. He has held many senior positions with large multinational corporations that include Senior Vice-President and General Manager of ICG Communications, Inc., General Manager with S&P Data and General Manager of Onlinetel Corp. among others. Mr. Cato is a graduate of York University. Mr. Cato is not involved in managing Eiger’s daily business operations.

Neal Romanchych Aurora ON Director Director since March 21, 2006.

Mr. Romanchych has over twenty years of experience in the telecommunications sector. Over that period, he has been involved with several successful start-ups and has held senior positions with large telecom companies. His past postings include ten years with Call Net/Sprint Canada (where he was appointed to the Board of Directors of CNE Fiber Development Corp., its U.S. operating subsidiary), Vice President of Primus, Vice President of Riptide Inc. and President of Newlook Industries Corp. Mr. Romanchych holds an Honors Bachelor of Administrative Studies from Trent University. Mr. Romanchych is not involved in managing Eiger’s daily business operations.

There are no arrangements or understandings between any of the officers or directors of the Company as to their election or employment, nor are there any family relationships.

B. Compensation.

For the year ended September 30, 2005 Gerry Racicot was compensated $150,000 for his role as President of the Company. For the same period, Jason Moretto received $150,000 for his role as CFO of the Company.

A total of 6 persons served as members of the administrative, supervisory or management bodies of the subsidiaries of the Company during fiscal 2005. The aggregate remuneration paid to such persons was approximately $500,000.

The following is a list of stock options granted during the last full financial year to members of the Company’s executives.

Name	Quantity	Exercise price	Expiry

Gerry Racicot	500,000	$ 0.50	October 5, 2009
Jason Moretto	250,000	$ 0.50	October 5, 2009

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

C. Board practices.

The directors of the Company are elected annually and hold office until the next annual general meeting of the Company’s shareholders or until their successors in office are duly elected or appointed. All of the Company’s directors were elected at the Company’s most recent annual general meeting, which took place on March 21, 2006. Under the Company Act (Ontario) the Company is required to hold an annual general meeting no more than 15 months after its most recent annual general meeting.

There are no service contracts with the Company or any of it subsidiaries for the directors providing benefits upon termination of their service.

The Company does not have an executive committee. The audit committee is currently comprised of Sidney Harkema, Brian Cato and Neal Romanchych, who are all

independent directors. The committee operates within the guidelines of the Toronto Stock Exchange.

D. Employees.

The Company and its subsidiaries employed approximately 16 staff worldwide during the last fiscal year. The following is a breakdown of persons employed by main category of activity and geographic location for the last full financial year:

	Administrative/	Sales/
Location	Clerical	Marketing	Manufacturing

Canada	16	0	0

The reduction in the number of employees from 42 in the prior fiscal year was due to KTNA operations that were discontinued in fiscal 2005 and Eiger Net operations that were discontinued in fiscal 2004. These discontinued operations represented 9 and 17 staff, respectively, in fiscal 2004.

The Company and its subsidiaries have no involvement with labour unions. The Company and its subsidiaries do not employ a significant number of temporary employees.

E. Share ownership.

Name and Address	Occupation	Director Since	Number of Voting Shares
Beneficially Owned or
Controlled Directly or Indirectly
Gerry A. Racicot	President, Chief Executive	August 21, 1992	1,724,880(1)
Norwich, ON	Officer and Director

Jason R. Moretto	Chief Financial Officer and	January 5, 2004	164,496(2)
Vaughan, ON	Director of the Company;

John G. Simmonds	Director of the Company;	September 20, 2005	Nil(3)
King, ON	President & CEO of
Simmonds Mercantile &
Management Inc.

Sidney S. Harkema	Director of the Company;	August 21, 1992	1,514,100(4)
Orillia, ON	Retired

Brian Cato	Director of the Company;	March 21, 2006	Nil(5)
Ajax, ON	Consultant

Neal Romanchych	Director of the Company;	March 21, 2006	Nil(6)
Aurora, ON	Self-Employed

(1) Mr. Racicot holds options to purchase 2,000,000 shares.
23

(2) Mr. Moretto holds options to purchase 810,000 shares.
(3) Mr. Simmonds holds no options.
(4) Mr. Harkema holds options to purchase 185,000 shares.
(5) Mr. Cato holds no options.
(6) Mr. Romanchych holds no options.

	Number of Shares
	Beneficially Owned or
	Controlled Directly or	Percentage of Total Shares
Name	Indirectly	Issued(1)

Directors and Officers as a Group	3,403,476	8.8%
(1) Based on a total of 38,860,174 common shares issued and outstanding as at March 27, 2006.

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

Number of	Number of Common	% of Common shares
U.S. Holders	shares held in U.S.	held in U.S.
13	2,654,021	6.83%

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

Export Sales

Total Sales	Export Sales	Export Sales as % of Total Sales
$4,904,000	$Nil	0%

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

Item 9. The Offer and Listing.

A. Offer and listing details.

Information regarding the price history of the stock.

Calendar Period	High (Cdn$)	Low (Cdn$)	Volume

Month Ended

February, 2006	0.35	0.25	735,500
January, 2006	0.40	0.26	2,130,000
December, 2005	0.53	0.25	2,930,900
November, 2005	0.30	0.19	1,320,100
October, 2005	0.24	0.15	336,300

Quarter Ended

September 30, 2005	0.28	0.12	2,879,900
June 30, 2005	0.28	0.11	2,077,700
March 31, 2005	0.34	0.14	2,552,400
December 31, 2004	0.42	0.22	3,756,600
September 30, 2004	0.63	0.36	2,233,400
June 30, 2004	0.97	0.45	2,186,500
March 31, 2004	1.40	0.75	7,447,600
December 31, 2003	1.29	0.42	10,195,800

Year Ended

September 30, 2003	0.85	0.42	14,546,807
September 30, 2002	2.24	0.37	32,601,669
September 30, 2001	3.24	0.35	16,397,600

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

The Company is incorporated under the laws of the Province of Ontario, Canada and has been assigned company number 942684, with its registered office situated at 144 Front St. W., Suite 700, Toronto, ON, M5J 2L7, Canada. The telephone number at that location is (416) 216-8659.

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

The share capital of the Company is an unlimited number of authorized common shares and 38,860,174 common shares outstanding as at the fiscal year end September 30, 2005 and 38,860,174 as of March 27, 2006.

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

There was no significant change in the Company’s internal control over financial reporting that occurred during the Company’s most recently completed fiscal year ended September 30, 2005 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting, nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

Item 16. [Reserved]

Item 16A. Audit committee financial expert.

The Company’s Board of Directors has determined that the Company has at least one audit committee financial expert serving on its audit committee. The Company’s audit committee financial expert is Sidney Harkema, who is independent for audit committee purposes.

Item 16B. Code of Ethics.

The Company has adopted a code of ethics that applies to its Chief Executive Officer and Chief Financial Officer. The code of ethics may be viewed on the Company’s website, www.eigertechnology.com.

Item 16C. Principal Accountant Fees and Services
Item 16C. Exemptions from the Listing Standards for Audit Committee
Item 16E. Purchases of Equity Securities by the Company and Affiliated Purchasers

Not Applicable.

PART III

Item 17. Financial Statements.

Not Applicable.

Item 18. Financial Statements.

The following financial statements are attached to and form part of this Annual Report:

Audit Report
Audited Consolidated Financial Statements of the Company for the years ended September 30, 2005, September 30, 2004 and September 30, 2003.

Item 19. Exhibits.

Exhibit Number
Page

1.1	Certificate of Incorporation dated September 8, 1986.	*
1.2	Certificate of Name Change dated November 26, 1999.	*
1.3	Articles (Bylaws) of the Corporation.	*
1.4	Company Stock Option Plan	*
4.a.	1Plan of Exchange dated as of August 3, 2001 between Onlinetel and Eiger Technology, Inc.	*
4.a.	2Share Purchase Agreement dated as of November 8, 2001 among ETIFF Holdings Inc., K-Tronik International Corp., and LMC Capital Corp.	*
4.a.	3Share Purchase Agreement dated as of December 19, 2001 among Vision Unlimited Equipment Inc., ADH Custom Metal Fabricators Inc., and Newlook Capital Corp.	*
31	Section 302 Certifications
32	Section 906 Certifications

* Adopted by reference, as previously filed with the Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Eiger Technology, Inc.

/s/ GERRY RACICOT

Gerry Racicot
President and C.E.O.
March 27, 2006

EIGER TECHNOLOGY, INC.

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003

AUDITORS' REPORT

To the Shareholders of
Eiger Technology, Inc.

          We have audited the consolidated balance sheets of Eiger Technology, Inc. as at September 30, 2005 and 2004 and these consolidated statements of operations and cash flows for the years then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

          We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

          In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2005 and 2004 the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

          The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred losses and has a working capital deficiency. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

          The consolidated financial statements as at September 30, 2003 and for the year then ended, prior to reclassifications for discontinued operations as described in note 15, were audited and reported on by another public accounting firm to which they attached their audit report, without qualification, dated December 30, 2003. We have audited the reclassifications to the 2003 consolidated financial statements and in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.

Toronto, Canada	CHARTERED ACCOUNTANTS
December 22, 2005

AUDITORS' REPORT

To the Shareholders of
Eiger Technology, Inc.:

          We have audited the consolidated balance sheet of Eiger Technology, Inc. as at September 30, 2003 and the consolidated statements of operations and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

          In our opinion, these financial statements present fairly, in all material respects, the financial position of Eiger Technology, Inc. as at September 30, 2003 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in Canada.

       Monteith, Monteith & Co.

CHARTERED ACCOUNTANTS

Stratford, Ontario,
December 30, 2003

EIGER TECHNOLOGY, INC.
(Incorporated under the Ontario Business Corporations Act)
Consolidated Balance Sheets
September 30, 2005, 2004 and 2003

	(Note 15 and 22)		(Note 15)
	2005	2004	2003
ASSETS
Current
Cash	$25,000	$-	$106,000
Short-term investments (note 6)	8,000	30,000	53,000
Accounts receivable (note 7)	586,000	1,087,000	985,000
Prepaid and sundry assets	59,000	21,000	31,000
Current assets of discontinued operations	3,000	3,393,000	7,172,000
	681,000	4,531,000	8,347,000
Property, Plant and Equipment (note 8)	1,148,000	1,558,000	1,188,000
Investments (note 6)	96,000	96,000	96,000
Goodwill	-	-	2,114,000
Future Income Tax	-	-	98,000
Other (note 9)	15,000	15,000	15,000
Assets of Discontinued Operations	-	1,109,000	3,920,000
	$1,940,000	$7,309,000	$15,778,000
LIABILITIES
Current
Bank indebtedness	$-	$3,000	$75,000
Accounts payable and accrued charges	1,030,000	1,904,000	905,000
Capital lease - current portion (note 11)	82,000	380,000	197,000
Other payable (note 10)	923,000	-	-
Deferred revenue	387,000	333,000	-
Current liabilities of discontinued operations	2,000	5,166,000	7,579,000
	2,424,000	7,786,000	8,756,000
Capital Lease Obligation (note 11)	-	82,000	163,000
Liabilities of Discontinued Operations	-	265,000	681,000
Non-Controlling Interest	(308,000)	(4,356,000)	(3,139,000)
	2,116,000	3,777,000	6,461,000
SHAREHOLDERS' DEFICIT
Capital Stock (note 13)	43,297,000	43,297,000	42,685,000
Stock Based Compensation	1,333,000	-	-
Contributed Surplus	-	-	217,000
Deficit	(44,806,000)	(39,765,000)	(33,585,000)
	(176,000)	3,532,000	9,317,000
	$1,940,000	$7,309,000	$15,778,000

APPROVED ON BEHALF OF THE BOARD

"GERRY RACICOT"	"JASON MORETTO"
Director	Director

(The accompanying notes are an integral part of these consolidated financial statements)

EIGER TECHNOLOGY, INC.
Consolidated Statements of Operations
Years Ended September 30, 2005, 2004 and 2003

	(Note 15 and 22)		(Note 15)
	2005	2004	2003

Sales	$4,904,000	$5,754,000	$4,932,000

Cost of Sales	3,581,000	4,778,000	4,114,000

Gross Profit	1,323,000	976,000	818,000

Expenses
Selling, general and administrative	1,681,000	2,944,000	2,108,000
Amortization of property and equipment	459,000	321,000	280,000
Amortization of intangibles	-	13,000	113,000
Interest and bank charges	159,000	270,000	43,000
Stock based compensation	168,000	-	-

	2,467,000	3,548,000	2,544,000

Loss Before the Undernoted	(1,144,000)	(2,572,000)	(1,726,000)

Provision for income taxes - future	-	98,000	(98,000)
Non-controlling interest	316,000	(730,000)	(444,000)

	316,000	(632,000)	(542,000)

Loss Before Non-Recurring Items	(1,460,000)	(1,940,000)	(1,184,000)

Goodwill impairment loss	-	336,000	-

Loss from Continuing Operations	(1,460,000)	(2,276,000)	(1,184,000)

Loss from discontinued operations (note 15)	(2,486,000)	(3,904,000)	(6,367,000)

Net Loss	(3,946,000)	(6,180,000)	(7,551,000)

Deficit - beginning of year, as previously reported	(40,023,000)	(33,585,000)	(26,034,000)

Restatement (note 22)	258,000	-	-

Deficit - beginning of year, as restated	(39,765,000)	(33,585,000)	(26,034,000)

Change in accounting policy (note 4)	(1,095,000)	-	-

Deficit - end of year	$(44,806,000)	$(39,765,000)	$(33,585,000)

Loss Per Weighted Average Number of
Shares Outstanding - Basic and Diluted

Continuing operations	$(0.04)	$(0.06)	$(0.03)

Discontinued operations	$(0.06)	$(0.10)	$(0.17)

Weighted Average Number of Shares
Outstanding - Basic and Diluted	38,292,125	37,666,513	36,544,355

(The accompanying notes are an integral part of these consolidated financial statements)

EIGER TECHNOLOGY, INC.
Consolidated Statements of Cash Flows
Years Ended September 30, 2005, 2004 and 2003

	(Note 15 and 22)		(Note 15)
	2005	2004	2003
Cash Flows from Operating Activities
Net loss from continuing operations	$(1,460,000)	$(2,276,000)	$(1,184,000)
Adjustments for:
Amortization	459,000	334,000	352,000
Non-controlling interest	316,000	(730,000)	(444,000)
Future income taxes	-	98,000	(98,000)
Goodwill impairment loss	-	336,000	-
Stock based compensation	168,000	-	-
Funds provided by (used in) continuing operating
activities	(517,000)	(2,238,000)	(1,374,000)
Changes in non-cash working capital
Accounts receivable	501,000	(102,000)	(277,000)
Short-term investments	22,000	23,000	717,000
Prepaid expenses and sundry assets	(38,000)	10,000	22,000
Accounts payable and accrued charges	(874,000)	999,000	(610,000)
Other payable	923,000	-	-
Deferred revenue	54,000	333,000	-
Net funds provided by (used in) continuing operating
activities	71,000	(975,000)	(1,522,000)

Net loss from discontinued operations	(2,486,000)	(3,904,000)	(6,367,000)
Adjustments for:
Amortization	-	55,000	556,000
Non-controlling interest	3,802,000	(487,000)	(194,000)
Goodwill impairment loss	-	346,000	27,000
Loss from discontinued operations	-	1,400,000	2,632,000
Assets of discontinued operations	4,499,000	6,439,000	4,737,000
Liabilities of discontinued operations	(5,429,000)	(2,829,000)	(313,000)
Net funds provided by (used in) discontinuing
operations	386,000	1,020,000	1,078,000
Cash Flows from Investing Activities
Acquisition of equipment	(49,000)	(576,000)	(477,000)

Net funds provided by (used in) investing activities	(49,000)	(576,000)	(477,000)
Cash Flows from Financing Activities
Long-term debt	(380,000)	102,000	275,000
Bank indebtedness	(3,000)	(72,000)	75,000
Proceeds from issuance of common shares	-	395,000	450,000

Net funds provided by (used in) financing activities	(383,000)	425,000	800,000

Net Decrease in Cash	25,000	(106,000)	(121,000)
Cash - beginning of year	-	106,000	227,000

Cash - end of year	$25,000	$-	$106,000

(The accompanying notes are an integral part of these consolidated financial statements)

EIGER TECHNOLOGY, INC.
Notes to Consolidated Financial Statements
September 30, 2005, 2004 and 2003

1.	Organization and Nature of Business

Eiger Technology, Inc. (the "Company" or "Eiger") was originally incorporated as Alexa Ventures Inc. on September 8, 1986 under the laws of British Columbia. Currently, the Company is in good standing, operating under the laws of Ontario. The Company is listed as an issuer on the TSX.

Through its subsidiaries, the Company is engaged in developing Voice over Internet Protocol ("VoIP") long distance calling between major cities in North America.

2.	Going Concern

These consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. The Company has incurred significant operating losses in previous years and as at September 30, 2005, has a working capital deficiency of $(1,743,000) (2004- $(3,255,000); 2003-$(409,000)) and a shareholders' deficit of $176,000 (shareholders' equity: 2004-$3,532,000; 2003-$9,317,000). Its continued existence as a going concern is dependent upon the Company's ability to raise additional capital, to increase sales, and ultimately become profitable. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

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

3.	Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") which, except as noted in note 17, are consistent in all material respects with accounting principles generally accepted in the United States of America. The principal accounting policies followed by the Company are as follows:

	a)	Basis of Presentation

These consolidated financial statements include the accounts of Eiger and its subsidiaries as listed in Note 5. The Company's principal subsidiary is Newlook Industries Corp. ("Newlook"). Past subsidiaries, Eiger Net, Inc., Alexa Properties Inc. and K-Tronik North American Corp. are presented as discontinued operations as at July 31, 2004, November 30, 2004 and December 15, 2004, respectively, as discussed in note 15. All significant intercompany transactions and balances have been eliminated upon consolidation.

EIGER TECHNOLOGY, INC.
Notes to Consolidated Financial Statements
September 30, 2005, 2004 and 2003

3.	Significant Accounting Policies (cont'd)

	a)	Basis of Presentation (cont'd)

On March 18, 2004, Newlook completed its acquisition of all the issued and outstanding shares of Onlinetel Corp. ("Onlinetel") from Eiger. As the transaction has been deemed a re-organization and not a business combination, Newlook's interest in Onlinetel has been treated as a transfer of ownership interest between related parties where there has not been a substantive change in equity ownership. Accordingly, the transfer of the interests using this method, Eiger's statements of operations, retained earnings and cash flows have been prepared as if Newlook and Onlinetel had been combined for all periods presented.

	b)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on account and short-term investments with remaining maturities of three months or less at acquisition. They are valued at cost plus interest, which approximates market value.

	c)	Investments

All non-significant influenced investments are accounted for at cost. Short-term investments are written down to market value when less than cost. Long-term investments are written down to market value when a decline in market value below the carrying value is considered to be other than temporary.

	d)	Equipment

Equipment is stated at cost less accumulated amortization. Amortization, based on the estimated lives of the assets, is provided using the undernoted annual rates and methods:

Office Furniture	20-30%	Declining Balance
Computer Equipment	20-30%	Declining Balance
Telecommunications Equipment	30%	Declining Balance
Leasehold improvements	10%	Straight Line

e)	Goodwill

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

EIGER TECHNOLOGY, INC.
Notes to Consolidated Financial Statements
September 30, 2005, 2004 and 2003

3.	Significant Accounting Policies (cont'd)

	e)	Goodwill (cont'd)

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

	f)	Other Assets

Other assets represent registration fees with an indefinite life which are not being amortized. The carrying value of the registration fees is tested for impairment on an annual basis or when events occur which indicate that the carrying value may not be recoverable.

	g)	Revenue Recognition

Operating revenues are recognized when they are earned, specifically, when services are provided, products are delivered to customers, persuasive evidence of an arrangement exists, amounts are fixed or determinable, and collectibility is reasonably assured. The Company's principal sources of revenue are recognized according to the following methods:

		i)	Advertising based long distance calling subscription plans, are recorded as revenue on a monthly basis.

		ii)	Traditional long distance calling and Internet subscription plans, are recorded as revenue as the services or products are provided;

		iii)	New media services for sponsors on the advertising based calling network, are recorded in the period the advertising airs on the Company's network; and

		iv)	Dial around long distance casual calling services, are recorded as revenue in the month in which they are earned.

Deferred revenue includes subscriber deposits and amounts received from subscribers related to services and subscriptions to be provided in future periods as described in note 12.

	h)	Income Taxes

Income taxes are provided using the asset and liability method of tax allocation. Under this method, future tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

EIGER TECHNOLOGY, INC.
Notes to Consolidated Financial Statements
September 30, 2005, 2004 and 2003

3.	Significant Accounting Policies (cont'd)

	i)	Earnings Per Share

Basic earnings per share is calculated based on the weighted average number of shares outstanding during the year. Diluted earnings per share is calculated using the treasury stock method based on the weighted average number of shares that would have been outstanding during the year had all the dilutive options been exercised at the beginning of the year, or date of issuance if later, and assuming that option proceeds would be used to purchase common shares at the average market price during the year. As of each year ended there were no dilutive common equivalent shares.

	j)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

	k)	Foreign Currency Translation

The functional currency of the Company is the Canadian dollar. The Company's foreign operations are classified as integrated for foreign currency translation purposes. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect at the balance sheet date. Non-monetary items are translated at historical rates. Revenues and expenses, except for amortization, are translated at average year rates. Exchange gains and losses arising from the translation of monetary assets and liabilities are included in the determination of income for the period.

4.	Changes in Accounting Policies

Stock-Based Compensation

Executives and certain senior managers of the Company participate in the stock-based compensation plan, as described in note 14. Effective October 1, 2004, the Company adopted, on a retroactive basis, the recommendations of CICA Section 3870, “Stock-based Compensation and Other Stock-based Payments”. These recommendations require that compensation for all equity based awards made to non-employees and employees be measured and recorded in the consolidated financial statements at fair value. The fair value of stock based compensation is determined using the Black-Scholes option pricing model. The resulting value is charged against income over the vesting periods of the option.

EIGER TECHNOLOGY, INC.
Notes to Consolidated Financial Statements
September 30, 2005, 2004 and 2003

4.	Changes in Accounting Policies (cont'd)

Stock-Based Compensation (cont'd)

For fiscal years prior to 2005, the Company applied the intrinsic value based method of accounting for share-based compensation awards granted to employees, as permitted by GAAP. As the Company has selected the the retroactive application without restatement method, the impact on net income of adopting the fair value based method in the comparative period is disclosed in note 14.

5.	Subsidiaries and Related Party Transactions

Eiger Technology, Inc. is related to the following corporations:

Name of Corporation	Nature of Relationship

Newlook Industries Corp.	90% Subsidiary

Vision Unlimited Equipment Inc.*	100% Subsidiary of Newlook Industries Corp.

A.D.H. Custom Metal Fabricators Inc.*	100% Subsidiary of Vision Unlimited Equipment Inc.

Alexa Properties Inc.*	100% Subsidiary

ETIFF Holdings, Inc.*	100% Subsidiary

K-Tronik International Corp.*	64% Subsidiary of ETIFF Holdings, Inc.

Onlinetel Corp.	100% Subsidiary of Newlook Industries Corp.

Onlinetel Inc .	100% Subsidiary of Onlinetel Corp.

* Inactive - holding company only

All transactions within the corporate group are in the normal course of business and are recorded at the carrying value. Inter-company transactions and balances are eliminated upon consolidation.

Service fees paid to corporations owned by management personnel during the period totaled $150,000 (2004-$207,000; 2003: $481,000).

6.	Investments

	a)	Short-Term Investments

Short-term investments are comprised of Canadian money market funds and short-term commercial paper plus accrued interest, having a market value equivalent to their cost amount.

EIGER TECHNOLOGY, INC.
Notes to Consolidated Financial Statements
September 30, 2005, 2004 and 2003

6.	Investments (cont'd) b) Long-Term Investments

	2005	2004	2003
Advances to Lexatec VR Systems Inc.	$96,000	$96,000	$96,000

The advances noted above are non-interest bearing, and have no specific terms of repayment.

7.	Accounts Receivables

Accounts receivable are reported net of an allowance for doubtful accounts of $Nil (2004-$104,000; 2003: $101,000).

8.	Property, Plant and Equipment

				(Note 15)	(Note 15)
			2005	2004	2003
		Accumulated	Net Book	Net Book	Net Book
	Cost	Amortization	Value	Value	Value

Furniture and fixtures	$172,000	$84,000	$88,000	$102,000	$99,000
Telecommunications
equipment	1,867,000	985,000	882,000	1,200,000	952,000
Computer equipment	466,000	288,000	178,000	254,000	134,000
Leasehold improvements	4,000	4,000	-	2,000	3,000

	$2,509,000	$1,361,000	$1,148,000	$1,558,000	$1,188,000

9.	Other

	2005	2004	2003

Registration fees	$15,000	$15,000	$15,000

EIGER TECHNOLOGY, INC.
Notes to Consolidated Financial Statements
September 30, 2005, 2004 and 2003

10.	Other Payable

Pursuant to a Forbearance Agreement signed on September 30, 2005 with a telecommunications company, the Company is obligated to pay a principal amount of $898,907 with interest calculated at an annual rate of 8% per annum from and after May 31, 2005. The amount is due on May 31, 2006.

11.	Long-Term Debt

Long-term debt is comprised of the following:

	2005	2004	2003

Capital lease obligations - secured by
telecommunications equipment as described
in note 8 having a net book value of $215,000
(2004-$534,000) are repayable in monthly
installments of principal and interest at
average interest rates of 17% per annum and
are due on March 31, 2006	$82,000	$462,000	$360,000

Less: current portion	(82,000)	(380,000)	(197,000)

Long-term debt	$-	$82,000	$163,000

During the year, the Company paid $23,000 (2004-$145,000; 2003- $35,000) in interest on long-term debt.

12.	Deferred Revenue

The Company receives subscription fees for its ad-based calling plan. As the subscription is for a one-year term of service, the fee is amortized on a monthly basis over the one-year period. When a one-year subscription term expires, customers may continue service by renewing for another one-year term. Accordingly, the subscription fee at the time of renewal would be amortized over the period of the new subscription term. Monthly amortized revenue reflects the amortized portion of existing plus new subscriber revenue.

EIGER TECHNOLOGY, INC.
Notes to Consolidated Financial Statements
September 30, 2005, 2004 and 2003

13.	Capital Stock

Authorized: 100,000,000 Common Shares Issued:

	2005		2004		2003
	No. of		No. of		No. of
	Shares	Amount	Shares	Amount	Shares	Amount

Beginning of year	38,860,174	$43,861,000	37,608,951	$43,249,000	36,615,853 $	42,799,000
Issued
- private placement	-	-	993,098	556,000	993,098	450,000
- exercise of options	-	-	130,000	56,000	-	-
- acquisitions	-	-	-	-	-	-
- other	-	-	128,125	-	-	-
- costs of issue	-	-	-	-	-	-

End of year	38,860,174	43,861,000	38,860,174	43,861,000	37,608,951	43,249,000
Reciprocal
shareholdings	(568,049)	(564,000)	(568,049)	(564,000)	(568,049)	(564,000)

	38,292,125	$43,297,000	38,292,125	$43,297,000	37,040,902	$42,685,000

A summary of the status of the Company's stock option plan as at September 30, 2005, 2004 and 2003, and changes during the year ended are presented below:

		Weighted
		Average
	Number	Exercise
	of Options	Price

Balance, September 30, 2002	3,911,000	$1.96
Issued	460,000	0.56
Exercised	-	-
Cancelled	(125,000)	1.07

Balance, September 30, 2003	4,246,000	1.83

Issued	1,626,000	0.86
Exercised	(130,000)	0.43
Cancelled	(800,000)	4.29

Balance, September 30, 2004	4,942,000	1.14

Issued	1,000,000	0.40
Exercised	-	-
Cancelled	(843,000)	2.66

Balance, September 30, 2005	5,099,000	$0.74

EIGER TECHNOLOGY, INC.
Notes to Consolidated Financial Statements
September 30, 2005, 2004 and 2003

14.	Stock-Based Compensation

Under the stock option plan, the Company may grant options to plan members. The exercise price of each option is greater than the Company's stock on the date of the grant and an options maximum term is five years.

The table below presents pro-forma net income using the fair market value method of accounting for stock-based compensation:

	2005	2004	2003
Net loss from continuing operations - as reported	$(1,460,000)	$(2,276,000)	$(1,184,000)
Add: Share-based compensation included
in net income	238,000	-	-
Deduct: Share-based compensation
determined under the fair value method	(238,000)	(900,000)	(195,000)
Net loss from continuing operations - pro-forma	(1,460,000)	(3,176,000)	(1,379,000)
Net loss from discontinued operations - pro-forma	(2,486,000)	(3,904,000)	(6,367,000)
Total pro-forma net loss	$(3,946,000)	$(7,080,000)	$(7,746,000)

Weighted average basic and diluted loss per share -
as reported	$(0.10)	$(0.16)	$(0.21)
Weighted average basic and diluted loss per share -
pro-forma	$(0.10)	$(0.18)	$(0.21)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used:

Dividend yield	0.0%
Expected volatility	65.0%
Risk-free interest rate	4.4%
Expected lives	5

EIGER TECHNOLOGY, INC.
Notes to Consolidated Financial Statements
September 30, 2005, 2004 and 2003

15.	Discontinued Operations

On July 31, 2004, the management of Eiger Net, Inc. in South Korea acquired Eiger's interest in Eiger Net, Inc. for a nominal sum as required by South Korean law. As such, the purchasers will assume all of the outstanding liabilities of Eiger Net, Inc. as at that date.

On November 30, 2004, Alexa Properties Inc. sold its property in Stratford consisting of building and land with any related encumbrances discharged on that date. Alexa Properties Inc. no longer has active operations.

On December 15, 2004, K-Tronik International Corp. ("KTI") entered into an agreement to sell all of its interest in K-Tronik North America Corp. and the fixed assets of its subsidiary, K-Tronik Asia Corp. KTI is no longer engaged in the business of manufacturing, distributing or selling electronic ballasts.

	2005	2004	2003

Loss on discontinued operations	$(2,340,000)	$(2,504,000)	$(3,735,000)

Loss on disposal of assets of discontinued operations	(146,000)	(1,400,000)	(2,632,000)

	$(2,486,000)	$(3,904,000)	$(6,367,000)

Assets and liabilities presented in the consolidated balance sheets include the following assets and liabilities of discontinued operations:

	2005	2004	2003

Current assets	$3,000	$3,393,000	$2,577,000
Property, plant and equipment	-	1,109,000	1,211,000
Other	-	-	1,370,000

	3,000	4,502,000	5,158,000

Bank indebtedness	-	1,847,000	1,416,000
Current liabilities	2,000	3,319,000	844,000
Long term debt	-	265,000	296,000

	$2,000	$5,431,000	$2,556,000

EIGER TECHNOLOGY, INC.
Notes to Consolidated Financial Statements
September 30, 2005, 2004 and 2003

16.	Financial Instruments

	a)	Fair Value

Cash and cash equivalents, short-term investments, accounts receivable and payable, and bank indebtedness are carried at cost which approximates fair value due to their short-term to maturity. Management believes the carrying value of long-term investments to be equivalent to their fair market value. The fair values of the Company's long-term debt obligations, based on current rates for debt with similar terms and maturities, are approximately the same as their carrying values.

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

17.	Reconciliation to U.S. GAAP

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Cdn. GAAP"). Significant differences under U.S. GAAP are discussed below.

In the U.S. reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) of the Report of Independent Registered Public Accounting Firm when the financial statements are affected by significant uncertainties such as those referred to in note 2. In Canadian reporting standards such reference does not have to be made when the uncertainties are adequately disclosed in the notes.

EIGER TECHNOLOGY, INC.
Notes to Consolidated Financial Statements
September 30, 2005, 2004 and 2003

17.	Reconciliation to U.S. GAAP (cont'd)

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

Reconciliation to U.S. GAAP are as follows:

	2005	2004	2003

Net loss
- per Cdn. GAAP	$(3,946,000)	$(6,180,000)	$(7,551,000)
- foreign currency translation adjustment	50,000	(55,000)	(283,000)

- per U.S. GAAP	(3,896,000)	(6,235,000)	(7,834,000)
Comprehensive item - foreign exchange
adjustment	50,000	55,000	283,000

Comprehensive loss	$(3,846,000)	$(6,180,000)	$(7,551,000)

Deficit
- per Cdn. GAAP	$(44,876,000)	$(39,765,000)	$(33,585,000)
- foreign currency translation adjustments	50,000	417,000	384,000

- per U.S. GAAP	$(44,826,000)	$(39,348,000)	$(33,201,000)

Accumulated other comprehensive items:
- per Cdn. GAAP	$-	$-	$-
- foreign currency translation adjustments	50,000	(417,000)	(384,000)

- per U.S. GAAP	$50,000	$(417,000)	$(384,000)

EIGER TECHNOLOGY, INC.
Notes to Consolidated Financial Statements
September 30, 2005, 2004 and 2003

18.	Interest and Income Taxes Paid

During the year, the Company had cash flows arising from interest and income taxes paid as follows:

Interest paid	$157,000	$422,000	$456,000

Income taxes paid	$-	$-	$-

19.	Commitments and Contingencies

a)

There is a potential claim outstanding against the Company by a former employee for wrongful dismissal, alleged breach of contract, punitive and aggravated damages and costs. It is the Company's opinion that there is no merit to the claim of breach of contract, punitive or aggravated damages. Management believes that damages resulting from this claim would be immaterial, if any.

b)

There is a potential claim outstanding against the Company by a marketing firm for fees allegedly due and owing that went to mediation in September 2004. The Company took the position that if money was owed that it would be more than offset by the Company's counter suit for damages. It is the Company's opinion that there will be no resulting liability.

c)

On November 25, 2004, a claim was issued against Onlinetel by a telecommunications company for an alleged breach of a service agreement plus interest and costs. It is the Company's opinion that although there may be a potential for liability in this claim, an amount is not known at the present time.

20.	Segmented Information

Management has identified one reportable segment: "Newlook". Segmentation is determined on the basis of the types of goods and services provided and geographic location.

Newlook consists of Onlinetel Corp. and Onlinetel Inc., which provides Voice over Internet Protocol services to the Canadian long distance market. During the 2003 fiscal year, Newlook consisted of Vision Unlimited Equipment Inc., A.D.H. Custom Metal Fabricators Inc. and Alexa Properties Inc. Prior to its assets being sold, A.D.H. Custom Metal Fabricators Inc. was a manufacturer of fluorescent light fixtures, data racks and other metal cabinetry. Vision Unlimited Equipment Inc. was inactive. Alexa Properties Inc. owned the land and manufacturing facility in Stratford, Ontario. The operations of Vision Unlimited Equipment Inc. and A.D.H. Custom Metal Fabricators Inc. and Alexa Properties Inc. have been discontinued (see Note 15).

EIGER TECHNOLOGY, INC.
Notes to Consolidated Financial Statements
September 30, 2005, 2004 and 2003

21.	Subsequent Event

On November 2, 2005, the Company entered into a 5 year operating lease agreement for premise occupancy, effective February 1, 2006.

Under the terms of the agreement, the Company is committed to rental payments as follows:

2006	$30,000
2007	30,000
2008	30,000
2009	30,000
2010	30,000

$150,000

22.	Restatement of Prior Year Financial Statements

In 2005, it was determined that the Company had over paid commodity taxes to the provincial government in the amount of $258,000 in 2004. The correction of this error has been accounted for retroactively with a restatement of prior year's amounts. As a result of this restatement, sales and accounts receivable were increased by $258,000 and the net loss from continuing operations decreased by $258,000. The refund of the overpayment was received in the current year.

23.	Comparative Figures

Certain figures for the year ended September 30, 2004 have been reclassified in order to conform with the current year's financial statement presentation.