Form 20-F
period 2006-09-30
EIGER TECHNOLOGY INC
filed 2007-03-30
CIK 1040702

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OF THE SECURITIES
EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2006

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

Yes X No______

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17   Item 18 ___X___

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

The following is a glossary of some terms that appear in the discussion of the business of the Company as contained in this Annual Information Form.

“Electronic ballast”	A component that starts a fluorescent lamp.

“Racino”	A horrse racing track that also includes slot machines, video lottery terminals or other casino features, in addition to betting on races.

“VoIP”	Voice over Internet Protocol is a term used in telecommunications for a set of facilities for managing the delivery of voice information over broadband. A major advantage of VoIP is that it avoids the tolls charged by ordinary telephone service.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected financial data.

The selected consolidated financial information set out below has been obtained from financial statements that reflect the Company’s business operations. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. For reconciliation to US GAAP refer to Note 18 of the attached audited statements. The following table summarizes information pertaining to operations of the Company for the last five years ended September 30, 2006.

	2006	2005	2004	2003	2002
		Restated	Restated

Working Capital	($1,829,000)	($1,751,000)	($3,277,000)	($409,000)	$4,941,000

Revenue	$3,759,000	$4,861,000	$5,735,000	$4,932,000	$1,917,000

Earnings (Loss) from
Operations:	$92,000	($1,200,000)	($3,006,000)	($1,184,000)	($3,032,000)

Net Earnigs (Loss):	$92,000	($250,000)	($6,006,000)	($7,551,000)	($5,032,000

Earnings (Loss) per Share:	($0.00)	($0.01)	($0.16)	($0.21)	($0.14)

Total Assets:	$2,901,000	$1,932,000	$7,287,000	$15,778,000	$23,758,000

Net Assets:	($28,000)	($492,000)	($846,000)	$9,317,000	$16,418,000

Long Term Debt:	$0	$0	$347,000	$163,000	$590,000

Total Liabilities:	$2,234,000	$2,424,000	$8,133,000	$6,461,000	$7,340,000

Share Capital:	$43,839,000	$43,839,000	$43,839,000	$42,685,000	$42,235,000

Stock-Based Compensation	$1,705,000	$1,333,000

Retained Earnings
(Deficit):	($45,572,000)	($45,664,000)	($44,685,000)	($33,585,000)	($26,034,000)

Number of Shares:	38,860,174	38,860,174	38,860,174	37,608,951	36,615,853

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

Fiscal Year Ended
September 30

	2006	2005	2004	2003	2002

High	0.9134	0.8630	0.7912	0.7506	0.6654

Low	0.8349	0.7840	0.7159	0.6254	0.6179

Average	0.8750	0.8176	0.7550	0.6854	0.6359

Period	0.8947	0.8630	0.7912	0.7408	0.6300

On March 29, 2007 the exchange rate of Canadian dollars into United States dollars, based upon the Bank of Canada nominal noon exchange rate was Cdn. $1.00 equals U.S. $0.8637.

The following table sets forth, for the most recent previous six months, the high and low rates of exchange of Canadian dollars into United States dollars. The latest practicable date for March was on March 29, 2007.

	MAR	FEB	JAN	DEC	NOV	OCT
	2007	2007	2007	2006	2006	2006

High	0.8637	0.8647	0.8598	0.8787	0.8884	0.8972
Low	0.8462	0.8419	0.8440	0.8569	0.8699	0.8760

B. Capitalization and indebtedness.

Not Applicable.

C. Reasons for the offer and use of proceeds.

Not Applicable.

D. Risk factors.

The Company’s operations are subject to a variety of risks and uncertainties. The following factors are to be considered a list of known material risks that are specific to the Company or its industries.

Going Concern
The Company’s continued existence as a going concern is dependent upon the Company’s ability to raise additional capital, to increase sales, satisfy or renegotiate the forbearance agreement and sustain profitable operations. There is doubt about the Company's ability to continue as a going concern as the Company has a working capital deficiency of $1,829,000 and an accumulated deficit of $45,572,000 as at September 30, 2006. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

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

Foreign Exchange Rate
Material depreciation of the Canadian dollar against the U.S. dollar may increase certain costs impacting the Company’s profitability and cash flow. Similarily, material appreciation of the Canadian dollar against the U.S. dollar may decrease certain costs impacting the Company's profitability and cash flow.

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

The Company entered the energy efficient lighting business in 1991. The Company’s two main operating subsidiaries in this non-core business have been K-Tronik N.A. Inc. and ADH Custom Metal Fabricators Inc. (“ADH”). ADH operated from the Company’s 55,000 square foot manufacturing and engineering facility located in Stratford, Ontario. ADH manufactured and distributed transformer housings, switch housings and electronic data racks, as well as fluorescent light fixtures and reflectors. ADH was wound-up in August 2003. The Stratford property was sold in November 2004.

On April 1, 1998, the Company purchased 53% of the common stock of K-Tronik International Corp. (“K-Tronik”) for $275,000, plus options entitling the holders to acquire up to 250,000 common shares of the Company. During fiscal 1998, the Company consolidated two of its South Korean subsidiaries, Energy Products, Inc. (its South Korean energy saving products sales arm) and (a manufacturer of electronic ballasts) and, which were eventually combined under the name “K-Tronik Asia, Inc.” The Company became a 64% shareholder of K-Tronik. On September 15, 2000, the Company sold its 60% interest in Lexatec VR Systems, Inc. to facilitate focussing on Eiger’s core business at the time. On December 15, 2004, K-Tronik entered into an agreement to sell all of its interest in K-Tronik N.A. Inc. and the fixed assets of its subsidiary, K-Troniks Asia Ltd. Thus, K-Tronik ceased to be engaged in the business of manufacturing, distributing or selling electronic ballasts. On July 5, 2006, K-Tronik announced its name change to Racino Royale, and began to implement a new strategy focusing on the conduct of horse races and horseracing track development opportunities.

The Company entered the computer peripheral business following a series of transactions in September 1999 that resulted in the Company owning a 58% interest in Eiger Net of South Korea. This was affected through payment of a US $1,000,000 cash consideration and 500,000 common shares of the Company issued for a combined aggregate value of US $1,500,000. Additionally, 600,000 common shares of the Company were issued on February 29, 2000 pursuant to this agreement. On July 31, 2004, the remaining operating management shareholders of Eiger Net, Inc. in South Korea acquired Eiger’s interest in Eiger Net, Inc. for a nominal sum as required by South Korean law. As such, the purchasers assumed all of the outstanding liabilities of Eiger Net, Inc. as at that date.

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
As consideration for the acquisition of Onlinetel, Inc. Eiger was to issue a maximum of 9,000,000 common shares comprised of 1,800,000 shares issued to the former shareholders of Onlinetel and up to an additional 7,200,000 shares pursuant to an earn out provision totalling 1,800,000 shares per year, over a period of four years, with possible extension provisions for an additional period of four years, based on Onlinetel’s ability to meet the following operating benchmarks and Eiger’s approval:

	2002	2003	2004	2005
Revenue	$19,083,488	$37,347,766	$50,849,180	$59,867,184
Net Income	$2,442,015	$6,212,532	$9,352,747	$13,848,741

Under the formula in the agreements, if any of the above targets is not met in any of the above noted years, any gross sales or net income earned or achieved in that year is added to the targets of subsequent years. None of these targets have been met.

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

Recent Financings

2006 Newlook Private Placement
On February 8, 2006, Newlook completed a private placement of 500,000 units of its securities at a price of $0.75 per unit. Each unit was comprised of one share and one-half warrant. Each warrant is convertible to one common share for a period of one year at an exercise price of $1.00 per share. The private placement was fully subscribed, for which Newlook received proceeds of $375,000. All warrants expired unexercised.

2004 Newlook Private Placement
On March 18, 2004, Newlook closed a private placement of 1,000,000 units of its securities at a price of $1.00 per unit. Each unit was comprised of one share and one warrant. Each warrant was convertible to one common share for a period of one year at an exercise price of $1.25 per share. The warrants’ exercise price was subsequently re-priced to $0.50 per share and the term extended to March 17, 2006. The private placement was fully subscribed, for which Newlook received proceeds of $1,000,000. Newlook subsequently received $470,000 from the exercise of the warrants.

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

Other Recent Developments

Eiger to Divest Newlook Subsidiary

On February 21, 2007 the Company agreed to divest itself of its ownership in Newlook. Eiger will also be looking towards this strategy with its ownership in Racino Royale. This divestiture will enable Eiger to focus solely on its acquisition strategy as well as to ensure meeting its capital requirements. It is projected that the Newlook divestiture, if completed, would net an estimated $2 million. The divestiture of Newlook is subject to all regulatory body approvals.

Racino Revitalized Regional Harness Racing in Saskatchewan

Racino operated eight weeks of harness racing at Big Valley Raceway in Craven, Saskatchewan. The race meet started on July 23, 2006, and ran every Sunday thereafter to September 10, 2006.

Development Rights Acquired for Saskatchewan Racetrack
On June 21, 2006, Racino announced that it had acquired the exclusive rights agreement for a racino development opportunity in Regina, Saskatchewan, with the Saskatchewan Standardbred Horsemen’s Association (“SSHA”). Since the province already offers Video Lottery Terminal (VLT) gaming, Racino and the SSHA will be vying for VLT operation at a new facility.

New Management for Racino
On June 13, 2006, Racino announced the appointment of John Simmonds to the positions of President and Chief Executive Officer with a mandate to implement a corporate strategy focusing on the conduct of horse races and horse racing track development opportunities. Racino also appointed Jason Moretto as Chief Financial Officer. Both were named to Racino’s Board of Directors. Gerry Racicot, prior Chief Executive Officer, was appointed Chairman.

B.	Business overview.

The Company has two principal subsidiaries, namely, Newlook and Racino.

NEWLOOK INDUSTRIES CORP.

Newlook has a 100% ownership stake in Onlinetel Corp., a next-generation telecommunications software and services company, which harnesses the power of proprietary soft-switch technology to deliver state of the art VoIP communication services to individuals, businesses and carriers. Utilizing soft switch technology, Onlinetel converts analog voice conversations to digital I.P. packets and routes voice calls, phone-to-phone, over the Internet from any wireless or landline connection. The integration of voice and data networks eliminates the need for traditional telecom services and provides a substantial increase in communication cost efficiencies.

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

Onlinetel delivers toll-quality communications at the lowest long distance rates possible. With reduced investment cost burdens, Onlinetel’s soft-switch technology reliably scales to service millions of callers. Onlinetel’s continued expansion of its own national network along with seamless and virtual connections worldwide with leading carriers extends Onlinetel’s reach to the global community.

Onlinetel began in 1994 as Stratford Telecom, providing flat-rate phone service between Stratford and Kitchener-Waterloo, Ontario. In 1997, Eyesurf was founded, offering Internet service for the Kitchener-Waterloo region. Onlinetel was incorporated in 2000. In August 2001, Eiger acquired Onlinetel, Stratford Telecom and Eyesurf. In April 2002, Onlinetel launched the first VoIP-based pay-per call, dial-around service in Ontario and in the next month established a national VoIP network from Victoria, BC to Halifax, NS. In March 2004, Eiger took Onlinetel public through Newlook. The shares of Newlook trade on the TSX-Venture Exchange.

RACINO ROYALE, INC.

Racino began in June 2006 to enter the business of horse racing and gaming. Out of the gates, it targeted the province of Saskatchewan. With the support of the Saskatchewan Standardbred Horsemen’s Association (“SSHA”) and the Saskatchewan Liquor and Gaming Authority, in short order Racino was operating a track in the province. Big Valley Raceway in Craven, Saskatchewan — approximately 20 minutes north of Regina — held an eight-day meet on Sundays from July 23 to September 10, 2006.

Since then, as a continuing show of goodwill towards the province’s horsemen, as well as to prove to the government that it is committed to developing racing in Saskatchewan, Racino is currently discussing operating another standardbred meet in Craven in 2007.
Racino has helped to revitailize the province’s standardbred racing industry, which had previously been in a state of decline. Racino and the SSHA’s long term goal is to build a racino in Regina. The racino model relies on slots and/or VLTs to subsidize the racing product, and has more than proven itself across Canada, most notably in Ontario.

Description of Principal Products

Newlook serves the retail and business market segments of the long distance industry across Canada through its subsidiary, Onlinetel. Onlinetel’s foundation blocks are a national and scalable VoIP network infrastructure, toll-quality service and best long distance rates possible. Upon these foundation blocks, Onlinetel provides multiple innovative products and services, producing four main revenue streams. These revenue streams include:

1.	Call Zone/Call World - Free, sponsor-subsidized, ad-based provincial calling with no-ad international calling.

2.	Subscription Plans - Traditional long distance and Internet plans for the residential and small office/home office market.

3.	Advertising - New media services for sponsors on the Call Zone free calling network.

4.	10-10-580 - Dial-around services for pay-per-call domestic and international calling.

Racino does not currently sell any products. At this time, it is in the planning stages to operate race meets in Saskatchewan for the 2007 season.

Sales and Revenue Analysis

Sales	Fiscal 2006	Fiscal 2005	Fiscal 2004

Telecommunication Services	$ 3,629,000	$ 4,857,000	$ 5,735,000

Horseracing Services	$ 130,000	-	-

The VoIP-based telecommunication services are offered to the Canadian long distance market. The horseracing services relate to activities in Saskatchewan, Canada. The Company’s main business is not materially seasonal.

Marketing and Distribution Channels

Newlook’s Onlinetel subsidiary markets its telephony services through various advertising and promotional medium, including its own advertising based calling network and internal sales staff. By focusing on delivering Canadians a high-quality, premium-value service offering competitive national rates, the subscription base has expanded primarily through customers’ word of mouth.

Racino operations have been limited to operating a 2006 race meet in Saskatchewan. The 2006 racing schedule was promoted through word-of-mouth and some minor advertising.

C.	Organizational structure.

The following is a list of each material subsidiary of the Company and the jurisdiction of incorporation and the direct or indirect percentage ownership by the Company of each subsidiary at the fiscal year ended September 30, 2006:

Name of Subsidiary	Jurisdiction of Organization	Percentage of Voting Securities Owned of Controlled
Newlook Industries Corp. (“Newlook”)	British Columbia	78.5%
Racino Royale, Inc. (“Racino”)	Nevada	50.4%

The following is an organizational chart showing the Company’s material subsidiaries:

Eiger Technology, Inc.
50.4%
78.5%
Racino Royale, Inc.
(a Nevada corp)
Newlook industries Corp
(a British Columbia Corp)
100%
Onlinetel Corp.
(a Canadian Corp.)

D.	Property, plants and equipment.

The Company’s current property, plants and equipment are comprised primarily of telecommunications and computer equipment, located in Ontario, Canada. The Company currently owns no real estate.

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

Comparative Analysis Between Fiscal 2006 and 2005

Consolidated cash, cash equivalents and short-term investments at September 30, 2006 was $102,000 compared to $25,000 at September 30, 2005. Eiger has no bank debt facilities. Over the same period, Eiger’s consolidated accounts receivable decreased to $262,000 from $586,000, as a lower emphasis was put on the dial-around 10-10-580 business resulting in decreased service volumes, which relies on a third party for billing and collection services. Consolidated accounts payable and accrued charges increased marginally to $1,077,000 from $1,030,000 over the same period. The Company focused on reducing debt (other payable and capital lease obligations described in notes 12 and 11, respectively, in the consolidated financial statements for the year ended September 30, 2006) over 2006 and as such, debt of $699,000 at year-end improved from $1,005,000 at September 30, 2005. Capital lease obligations in the amount of $82,000 at September 30, 2005, were fully discharged in 2006 as equipment leases were fully paid down.

The Company’s deferred revenue of $458,000 at year-end was 18% higher than $387,000 at September 30, 2005 due to a higher weighted-average annual subscription base for the Call Zone calling plan. As the subscription is for a one-year term of service, the fee is amortized on a monthly basis over the one-year period and the revenue is deferred until earned.

The Company’s cash-based working capital (net of deferred revenue) of negative $1,829,000 at September 30, 2006 increased slightly from negative $1,751,000 at the prior year primarily due to the decline in accounts receivable from lower dial-around service volumes outweighing the decrease in debt over 2006.

On February 8, 2006, the Eiger subsidiary, Newlook, closed a non-brokered private placement of 500,000 units in its securities at a price of $0.75 per unit. Each unit is comprised of one share and one-half share purchase warrant. The warrants, each of which is convertible to one common share upon exercise, are exercisable for a period of one year at an exercise price of $1.00 per warrant. As the private placement was fully subscribed, Newlook received proceeds of $375,000. If the warrants are fully exercised, Newlook will receive an additional $250,000.

The Company’s consolidated financial statements for the year ended September 30, 2006 have been prepared on a going concern basis, in accordance with Canadian generally accepted accounting principles and accounting principles generally accepted in the United States of America. The going concern basis of presentation assumes that the Company will continue in operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and contingencies in the normal course of operations.

There is doubt about the Company's ability to continue as a going concern as the Company has a working capital deficiency of $1,829,000 as at September 30, 2006 (2005 - $1,751,000; 2004 - $3,277,000) and an accumulated deficit of $45,572,000 as at September 30, 2006. The Company's ability to continue as a going concern is dependent upon the Company's ability to raise additional capital, to increase sales, satisfy or renegotiate the forebearance agreement and sustain profitable operations. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

The Company believes that future shares issuance and certain sales related efforts will provide sufficient cash flow for it to continue as a going concern in its present form, however, there can be no assurances that the Company will achieve such results. Accordingly, the consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

Comparative Analysis Between Fiscal 2005 and 2004

For the fiscal year ended September 30, 2005, Eiger’s restated loss from continuing operations of $1.2 million ($0.03 per share) improved 60% from a restated $3.0 million ($0.08 per share) during the prior year. These include net restated non-cash expenses amounting to $697,000 in fiscal 2005 and a restated $768,000 in fiscal 2004. Reported restated net loss (including non-recurring and discontinued operations) of $250,000 ($0.006 per share) compared to a restated $6.0 million ($0.16 per share) during the previous year. Revenues for the period were $4.9 million, compared to $5.7 million in the preceding year.

Eiger’s consolidated operating expenses from continuing operations of $2.5 million (including 697,000 of non-cash items) for the year ended September 30, 2005 decreased 37% from a restated $4.0 million (including 768,000 of non-cash items) in fiscal 2004. The largest component of operating expenses is selling, general and administrative expenses (“SG&A”), which consists primarily of salaries and benefits, and the operating costs associated with sales. Consolidated SG&A, as restated, of $1.6 million for the year ended September 30, 2005 decreased 44% from $3.0 million in fiscal 2004.

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

Eiger believes it has sufficient capital to support expected operating levels at its current subsidiaries. Consolidated cash and marketable securities at September 30, 2005 was a restated $25,000 compared to a restated $8,000 at September 30, 2004. The Company’s consolidated accounts receivable decreased to $586,000 from $1.1 million and consolidated accounts payable, accrued liabilities and other payable increased to $2.0 million from $1.9 million over the year ended September 30, 2004. Total consolidated debt (capital lease obligations) at fiscal year end was $0 compared to $82,000 at September 30, 2004.

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

B.	Liquidity and capital resources.

Consolidated cash, cash equivalents and short-term investments at September 30, 2006 was $102,000 compared to $25,000 at September 30, 2005. Eiger has no bank debt facilities. Over the same period, Eiger’s consolidated accounts receivable decreased to $262,000 from $586,000, as a lower emphasis was put on the dial-around 10-10-580 business resulting in decreased service volumes, which relies on a third party for billing and collection services. Consolidated accounts payable and accrued charges increased marginally to $1,077,000 from $1,030,000 over the same period. The Company focused on reducing debt (other payable and capital lease obligations described in notes 12 and 11, respectively, in the consolidated financial statements for the year ended September 30, 2006) over 2006 and as such, debt of $699,000 at year-end improved from $1,005,000 at September 30, 2005. Capital lease obligations in the amount of $82,000 at September 30, 2005, were fully discharged in 2006 as equipment leases were fully paid down.

The Company’s deferred revenue of $458,000 at year-end was 18% higher than $387,000 at September 30, 2005 due to a higher weighted-average annual subscription base for the Call Zone calling plan. As the subscription is for a one-year term of service, the fee is amortized on a monthly basis over the one-year period and the revenue is deferred until earned.

The Company’s cash-based working capital (net of deferred revenue) of negative $1,829,000 at September 30, 2006 increased slightly from negative $1,751,000 at the prior year primarily due to the decline in account receivable from lower dial-around service volumes outweighing the decrease in debt over 2006.

On February 8, 2006, the Eiger subsidiary, Newlook, closed a non-brokered private placement of 500,000 units in its securities at a price of $0.75 per unit. Each unit is comprised of one share and one-half share purchase warrant. The warrants, each of which is convertible to one common share upon exercise, are exercisable for a period of one year at an exercise price of $1.00 per warrant. As the private placement was fully subscribed, Newlook received proceeds of $375,000. All warrants expired unexercised.

The Company’s consolidated financial statements for the year ended September 30, 2006 have been prepared on a going concern basis, in accordance with Canadian generally accepted accounting principles and accounting principles generally accepted in the United States of America. The going concern basis of presentation assumes that the Company will continue in operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and contingencies in the normal course of operations.

There is doubt about the Company's ability to continue as a going concern as the Company has a working capital deficiency of $1,829,000 as at September 30, 2006 (2005 - $1,751,000; 2004 - $3,277,000) and a accumulated deficit of $45,572,000 as at September 30, 2006. The Company's ability to continue as a going concern is dependent upon the Company's ability to raise additional capital, to increase sales, satisfy or renegotiate the forebearance agreement and sustain profitable operations. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

The Company believes that future shares issuance and certain sales related efforts will provide sufficient cash flow for it to continue as a going concern in its present form, however, there can be no assurances that the Company will achieve such results. Accordingly, the consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

Pursuant to a Forbearance Agreement signed on September 30, 2005 with a telecommunications company, the Company’s subsidiary, Onlinetel Corp. is obligated to pay a principal amount of $580,000 (2005 - $899,000, 2004 - Nil) plus interest calculated at an annual rate of 8% per annum. The payable is secured by an interest in all of the present and future personal property of Onlinetel Corp., ranking senior in priority to all liens security interest, encumberances and charges. Newlook unconditionally and irrevocably guarantees payment to the obligation. Amendments to the Forbearance Agreement were signed on May 25, 2006 and December 5, 2006. Newlook made payments towards the outstanding balance of $286,619 on April 11, 2006 and $124,000 on November 9, 2006. The remaining amount is due February 28, 2007. Due to these payments, associated interest charges should be lower going forward.

On November 2, 2005, the Company entered into a 5 year operating lease agreement for premise occupancy, effective February 1, 2006. Under the terms of the agreement, the Company is committed to rental payments as follows:

2006	$30,000
2007	30,000
2008	30,000
2009	30,000
2010	30,000

$150,000

C.	Research and development, patents and licenses, etc.

Research and development expenses were nil (nil: 2005; nil: 2004) for the year ended September 30, 2006.

On June 14, 2006, Racino acquired the exclusive rights for a racetrack development opportunity in Saskatchewan, Canada. The consideration of $1,318,000 US (or $1,479,000 CAD as translated) for the acquired rights consisted of the following: (a) cash of $23,000 US, (b) issuance of 5,000,000 shares of Racino at a price of $0.24 US per share for a total amount of $1,200,000 US, (c) warrants in the equity of Racino valued at $94,000 US, and (d) legal costs of $1,000 US. The warrants are exercisable at $0.10 US per share, expiring in three years from the date of issuance. The fair value of the warrants was estimated on the date of issuance using the Black-Scholes option pricing model with the following weighted average assumptions used:

Dividend yield	0.0%

Expected volatility	106%

Risk free interest rate	4.3%

Expected life	3 years

D.	Trend information.

The Company is not significantly affected by any particular trends.

E.	Off-balance sheet arrangements.

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.	Tabular disclosure of contractual obligations.

The following table sets forth the Company’s contractual obligations for the periods indicated:

		Payments Due By Period
Contractual Obligations:	Total	< 1 year	1-3 years	4-5 years	> 5 years
Long-Term Debt (1)	$599,000	$599,000	nil	nil	nil
Occupancy Agreement (2)	$417,000	$77,000	$306,000	$34,000	nil
(1) For details of the Company debt, see note 12 to the consolidated financial statements.

Item 6. Directors, Senior Management and Employees

A.	Directors and senior management.

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

John G. Simmonds  King ON  C.O.O. and Director
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

For the year ended September 30, 2006 Gerry Racicot was compensated $150,000 for his role as President of the Company. For the same period, Jason Moretto received $150,000 for his role as CFO of the Company.

A total of 6 persons served as members of the administrative, supervisory or management bodies of the subsidiaries of the Company during fiscal 2006. The aggregate remuneration paid to such persons was approximately $300,000.

The following is a list of stock options granted during the last full fiscal year to members of the Company’s executives.

Name	Quantity	Exercise price	Expiry

Gerry Racicot	425,000	$0.40	April 20, 2011
Jason Moretto	Nil	n/a	n/a

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

The directors of the Company are elected annually and hold office until the next annual general meeting of the Company’s shareholders or until their successors in office are duly elected or appointed. All of the Company’s directors were elected at the Company’s most recent annual general meeting, which took place on March 20, 2007. Under the Company Act (Ontario) the Company is required to hold an annual general meeting no more than 15 months after its most recent annual general meeting.

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

The Company and its subsidiaries employed approximately 16 staff worldwide during the last fiscal year, the same number as employed in the previous fiscal year. The following is a breakdown of persons employed by main category of activity and geographic location for the last full financial year:

Location	Administrative/Sales/Clerical	Marketing	Manufacturing

Canada	16	0	0

The Company and its subsidiaries have no involvement with labour unions. The Company and its subsidiaries do not employ a significant number of temporary employees.

Share ownership.

Name and Address	Occupation	Director Since	Number of Voting Shares Beneficially Owned or Controlled Directly or Indirectly
Gerry A. Racicot Norwich, ON	President, Chief Executive Officer and Director	August 21, 1992	1,724,880(1)
Jason R. Moretto Vaughan, ON	Chief Financial Officer and Director of the Company;	January 5, 2004	164,496(2)
John G. Simmonds King, ON	Director of the Company; President & CEO of Simmonds Mercantile & Management Inc.	September 20, 2005	Nil(3)
Sidney S. Harkema Orillia, ON	Director of the Company; Retired	August 21, 1992	1,514,100(4)
Brian Cato Ajax, ON	Director of the Company; Consultant	March 21, 2006	Nil(5)
Neal Romanchych Aurora, ON	Director of the Company; Self-Employed	March 21, 2006	Nil(6)

(1) Mr. Racicot holds options to purchase 2,050,000 shares.
(2) Mr. Moretto holds options to purchase 810,000 shares.
(3) Mr. Simmonds holds no options.
(4) Mr. Harkema holds options to purchase 110,000 shares.
(5) Mr. Cato holds no options.
(6) Mr. Romanchych holds no options.

Name	Number of Shares Beneficially Owned or Controlled Directly or Indirectly	Percentage of Total Shares Issued(1)
Directors and Officers as a Group	3,403,476	8.8%
(1) Based on a total of 38,860,174 common shares issued and outstanding as at March 27, 2007.

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

Number of U.S. Holders	Number of Common shares held in U.S.	% of Common shares held in U.S.
173	2,654,021	6.83%

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

B. Related party transactions.

No director, executive officer or any of their associates or affiliates has or has had an interest in material transactions of the Company.

All transactions within the corporate group listed in note 16 of the consolidated financial statements for the year ended September 30, 2006, are in the normal course of business and are recorded at the carrying value. Inter-company transactions and balances are eliminated upon consolidation.

Service fees charged by directors, officers or corporations owned by management personnel during the fiscal 2006 totaled $300,000. Included in accounts payable at September 30, 2006 is a payable to directors, officers or corporations owned by management personnel of $387,750.

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

Export Sales

Total Sales   Export Sales  Export Sales as % of Total Sales
$3,759,000   $Nil   0%

Legal Proceedings

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

B. Significant Changes.

On February 21, 2007, the Company agreed to divest itself of its ownership in Newlook. The Company also announced its intent to look towards this strategy with its ownership in Racino. This divestiture will enable Eiger to focus solely on an acquisition strategy as well as to ensure meeting its capital requirements. These transactions are subject to all regulatory body approvals.

There have been no other significant changes since the date of the annual financial statements included in this document.

Item 9. The Offer and Listing.

A. Offer and listing details.

Information regarding the price history of the stock.

Calendar Period	High (Cdn$)	Low (Cdn$)	Volume

Month Ended

February, 2007	0.14	0.12	535,500
January, 2007	0.15	0.11	966,000
December, 2006	0.14	0.10	1,216,700
November, 2006	0.20	0.10	1,555,800
October, 2006	0.14	0.10	725,500

Quarter Ended

September 30, 2006	0.21	0.12	1,254,200
June 30, 2006	0.31	0.14	1,410,200
March 31, 2006	0.40	0.25	4,359,400
December 31, 2005	0.53	0.15	4,587,300
September 30, 2005	0.28	0.12	2,879,900
June 30, 2005	0.28	0.11	2,077,700
March 31, 2005	0.34	0.14	2,552,400
December 31, 2004	0.42	0.22	3,756,600

Year Ended

September 30, 2004	1.40	0.36	22,063,300
September 30, 2003	0.85	0.42	14,546,807
September 30, 2002	2.24	0.37	32,601,699

Prior to October 11, 1996, all trades were cleared through the TSX-Venture Exchange and subsequent to that date all trades were cleared on the TSX.

B. Plan of distribution.

Not Applicable.

C. Markets.

The common shares of the Company were listed for trading on the Toronto Stock Exchange (the “TSX”) on October 11, 1996 and previous to this, on the TSX-Venture Exchange (formerly the Vancouver Stock Exchange) (the “TSX-V”) on April 3, 1991 under the symbol “AXA”.

The common shares were listed on the NASD OTC Electronic Bulletin Board on October 8, 1997 and trade under the symbol “ETIFF”.

D. Selling shareholders.

Not Applicable.

E.	Dilution.

Not Applicable.

F. Expenses of the issue.

Not Applicable.

Item 10. Additional Information.

A.	Share capital.

Not Applicable.

B.	Memorandum and articles of association.

The information required by Item 10.B. is hereby incorporated by reference from  the Company's previous Report on Form 20-F filed in March of 2006 on the  EDGAR system.

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

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations, which are beyond the scope of this discussion. There is, at present, legislation before the US Congress which would affect the taxation of foreign, and in particular, Canadian dividend income accruing to US residents. Individual shareholders should consult their tax and legal advisers as to their particular, individual tax situation.

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
PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not Applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not Applicable.

Item 15. Controls and Procedures.

Our Chief Executive Officer and President, Gerry Racicot and our Chief Financial Officer, Jason Moretto, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in US Exchange Act Rule 13(a)-14(c)) as of the date of this Form 20-F, have concluded that, as of such date, the Company’s disclosure controls and procedures were effective at the reasonable assurance level to ensure that material information relating to the Company was made known to them by others within the Company particularly during the period in which this Form 20-F was being prepared.

Under US Exchange Act Rule 13a-15(e) the term “disclosure controls and procedures” means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the US Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the US Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

In designing and evaluating our disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

15.D  Changes in Internal Control over financial reporting

There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date our Chief Executive Officer and our Chief Accounting Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in the Company’s internal controls requiring corrective actions.

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

Item 16C. Principal Accountant Fees and Services

(a)  Audit Fees

The aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s principal accountant for the audit of the Company’s annual financial statements, together with services that are normally provided by the principal accountant in connection with statutory and regulatory filings or engagements were approximately $40,000 for the year ending September 30, 2006 and $18,000 for the year ending September 30, 2005.

(b)  Audit-Related Fees

The aggregate fees billed for each of the last two fiscal years for assurance and related services by the principal accountant that were reasonably related to the performance of the audit or review of the Company’s financial statements but are not reported under paragraph (a) of this Item were zero ($nil).

(c)  Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning were $5,000 for the year ended September 30, 2006 and $2,000 for the year ended September 30, 2005 for preparation of the Company’s tax returns.

(d)  All Other Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant other than services disclosed in paragraphs (a) through (c) of this Item were $nil in the year ending September 30, 2006 and $nil in the year ending September 30, 2005.

16.D  Exemptions from the Listing Standards for Audit Committees

The disclosure required under Exchange Act Rule 10A-3(d) is not applicable to the Company.

16.E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Company made no issuer repurchases, including any made pursuant to a publicly announced plan or program or made pursuant to a plan or program that was not announced publicly, in the last two fiscal years. The Company made no open market issuer repurchases.

PART III

Item 17. Financial Statements.

    See Item 18.

Item 18. Financial Statements.

The following financial statements are attached to and form part of this Annual Report:

Audit Report
Audited Consolidated Financial Statements of the Company for the years ended September 30, 2006, September 30, 2005 and September 30, 2004.

Item 19. Exhibits.

Exhibit Number		Page

1.1	Certificate of Incorporation dated September 8, 1986.	*
1.2	Certificate of Name Change dated November 26, 1999.	*
1.3	Articles (Bylaws) of the Corporation.	*
1.4	Company Stock Option Plan	*
4.a.1	Plan of Exchange dated as of August 3, 2001 between Onlinetel and Eiger Technology, Inc.	*
4.a.2	Share Purchase Agreement dated as of November 8, 2001 among ETIFF Holdings Inc., K-Tronik International Corp., and LMC Capital Corp.	*
4.a.3	Share Purchase Agreement dated as of December 19, 2001 among Vision Unlimited Equipment Inc., ADH Custom Metal Fabricators Inc., and Newlook Capital Corp.	*
31	Section 302 Certifications
32	Section 906 Certifications

*	Incorporated by reference, as previously filed with the Commission

.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Eiger Technology, Inc.

/s/ GERRY RACICOT

Gerry Racicot
President and C.E.O.

March 27, 2007

EIGER TECHNOLOGY, INC.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2006, 2005 (RESTATED) AND 2004 (RESTATED)

(EXPRESSED IN CANADIAN DOLLARS)

CONTENTS

Auditors' Report	1

Comments by Auditors on Canada - United States Reporting Differences	2

Consolidated Balance Sheets	3

Consolidated Statements of Operations	4

Consolidated Statements of Cash Flows	5

Notes to Consolidated Financial Statements	6-32

AUDITORS' REPORT

To the Shareholders of
Eiger Technology, Inc.

We have audited the consolidated balance sheets of Eiger Technology, Inc. as at September 30, 2006, 2005 and 2004 and the consolidated statements of operations and cash flows for each of the years in the three-year period ended September 30, 2006. The financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2006, 2005 and 2004 and the results of its operations and its cash flows for the years in the three-year period ended September 30, 2006 in accordance with Canadian generally accepted accounting principles.

As described in note 4 to the consolidated financial statements, the accompanying consolidated financial statements of the company as at September 30, 2005 and 2004 and for the years then ended have been restated. We therefore withdraw our previous report dated December 22, 2005 on those financial statements originally filed.

Toronto, Canada CHARTERED ACCOUNTANTS
December 29, 2006

EIGER TECHNOLOGY, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
September 30, 2006, 2005 and 2004

	2006	2005	2004
		Restated - (Note 4)	Restated - (Note 4)
ASSETS
Current
Cash	$75,000	$25,000	$-
Short‑term investments	27,000	-	8,000
Accounts receivable, net allowance for doubtful
accounts (note 6)	262,000	586,000	1,087,000
Prepaid expenses and sundry assets	34,000	59,000	21,000
Current assets of discontinued operations (note 7)	-	3,000	3,393,000
Income taxes recovery	7,000	-	-

Total Current Assets	405,000	673,000	4,509,000
Property and Equipment (note 8)	986,000	1,148,000	1,558,000
Advance to Corporation (note 9)	31,000	96,000	96,000
Licensing Rights (note 10)	1,479,000	-	-
Other Asset	-	15,000	15,000
Assets of Discontinued Operations (note 7)	-	-	1,109,000

Total Long-Term Assets	2,496,000	1,259,000	2,778,000

Total Assets	$2,901,000	$1,932,000	$7,287,000
LIABILITIES
Current
Bank indebtedness	$-	$-	$3,000
Accounts payable and accrued charges	1,077,000	1,030,000	1,904,000
Capital lease obligations - current portion (note 11)	-	82,000	380,000
Other payable (note 12)	699,000	923,000	-
Deferred revenue (note 13)	458,000	387,000	333,000
Current liabilities of discontinued operations (note 7)	-	2,000	5,166,000

Total Current Liabilities	2,234,000	2,424,000	7,786,000
Capital Lease Obligations (note 11)	-	-	82,000
Liabilities of Discontinued Operations (note 7)	-	-	265,000
Total Long-Term Liabilities	-	-	347,000

Total Liabilities	2,234,000	2,424,000	8,133,000
Non-Controlling Interests in Subsidiaries	695,000	-	-

Commitments and Contingencies (note 14)
SHAREHOLDER'S DEFICIT
Share Capital (note 15)	43,839,000	43,839,000	43,839,000
Stock-Based Compensation (note 15)	1,705,000	1,333,000	-
Accumulated Deficit	(45,572,000)	(45,664,000)	(44,685,000)

Total Shareholder's Deficit	(28,000)	(492,000)	(846,000)

Total Liabilities and Shareholder's Deficit	$2,901,000	$1,932,000	$7,287,000

APPROVED ON BEHALF OF THE BOARD
          "GERRY RACICOT" (Director)                                                                                      "JASON MORETTO" (Director)

(The accompanying notes are an integral part of these consolidated financial statements.)

EIGER TECHNOLOGY, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
Years Ended September 30, 2006, 2005 and 2004

	2006	2005	2004
		Restated - Note 4)	(Restated - Note 4)

Revenues	$3,759,000	$4,861,000	$5,735,000

Cost of Revenues	2,791,000	3,581,000	4,778,000

Gross Profit	968,000	1,280,000	957,000

Expenses
Selling, general and administrative	1,479,000	1,633,000	2,925,000
Amortization of property and equipment	348,000	459,000	321,000
Amortization of intangibles	-	-	13,000
Foreign exchange loss (gain)	25,000	(9,000)	-
Stock-based compensation (note 15)	372,000	238,000	-

Total Expenses	2,224,000	2,321,000	3,259,000

Loss from operations	(1,256,000)	(1,041,000)	(2,302,000)
Other Income (Expenses)
Interest and bank charges	(187,000)	(159,000)	(270,000)
Goodwill impairment loss	-	-	(336,000)
Writedown of advance to corporation (note 9)	(45,000)	-	-
Gain on sale of shares by subsidiaries (note 15)	1,512,000	-	-
Gain on sale of investment in subsidiary	43,000	-	-
Total Other Income (Expenses)	1,323,000	(159,000)	(606,000)
Earnings (Loss) from Continuing Operations
before Income Taxes	67,000	(1,200,000)	(2,908,000)
Provision for income taxes - future (note 17)	-	-	98,000

Earnings (Loss) before Non-Controlling Interests	67,000	(1,200,000)	(3,006,000)
Non-controlling interests	(25,000)	-	-
Earnings (Loss) from Continuing Operations	92,000	(1,200,000)	(3,006,000)
Earnings (Loss) from Discontinued Operations
(no tax effect) (note 7)	-	950,000	(3,000,000)
Net Earnings (Loss)	92,000	(250,000)	(6,006,000)
Deficit - beginning of year, as previously reported	(44,806,000)	(40,023,000)	(33,585,000)
Restatement (Note 4)	(858,000)	(4,296,000)	(5,094,000)
Deficit - beginning of year, as restated	(45,664,000)	(44,319,000)	(38,679,000)
Change in accounting policy - (note 5)	-	(1,095,000)	-
Deficit -end of year	$(45,572,000)	$(45,664,000)	$(44,685,000)

Earnings (Loss) Per Weighted Average Number
of Shares Outstanding - Basic and diluted
Continuing Operations	$0.002	$(0.031)	$(0.078)
Net earnings (loss)	$0.002	$(0.006)	$(0.156)

Weighted Average Number of Shares
Outstanding - Basic and Diluted	38,819,054	38,819,054	38,409,417

(The accompanying notes are an integral part of these consolidated financial statements.)

EIGER TECHNOLOGY, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years Ended September 30, 2006, 2005 and 2004

	2006	2005	2004
		(Restated - Note 4)	(Restated- Note 4)
Cash Flows from Operating Activities
Net earnings (loss) from continuing operations	$92,000	$(1,200,000)	$(3,006,000)
Adjustments for:
Amortization of property and equipment	348,000	459,000	321,000
Amortization of intangibles	-	-	13,000
Non‑controlling interests	(25,000)	-	-
Future income taxes	-	-	98,000
Goodwill impairment loss	-	-	336,000
Stock‑based compensation	372,000	238,000	-
Writedown of advance to corporation	45,000	-	-
Gain on sale of shares by subsidiaries	(1,512,000)	-	-
Gain on sale of investment in subsidiary	(43,000)	-	-
Funds used in continuing operating activities	(723,000)	(503,000)	(2,238,000)
Changes in non‑cash working capital
Accounts receivable	324,000	501,000	(102,000)
Prepaid expenses and sundry assets	25,000	(38,000)	10,000
Income taxes recovery	(7,000)	-	-
Accounts payable and accrued charges	47,000	(874,000)	999,000
Other payable	(224,000)	923,000	-
Deferred revenue	71,000	54,000	333,000
Net funds (used in) provided by continuing
operating activiteis	(487,000)	63,000	(998,000)
Net earnings (loss) from discontinued operations	-	950,000	(3,000,000)
Adjustments for:
Non‑cash foreign currency translation adjustment	-	366,000	-
Loss (gain) on disposal of assets of discontinued
operations	-	(1,057,000)	205,000
Assets of discontinued operations	3,000	5,556,000	8,150,000
Liabilities of discontinued operations	(2,000)	(5,429,000)	(4,762,000)

Net funds provided by discontinuing operations	1,000	386,000	593,000

Cash Flows from Investing Activities
Decrease (increase) in short‑term investments	(27,000)	8,000	23,000
Decrease in advance to corporation	20,000	-	-
Acquisition of property and equipment	(186,000)	(49,000)	(589,000)
Proceeds from sale of investment in subsidiary	43,000	-	-
Acquisition of licensing rights	(27,000)	-	-
Decrease in other asset	15,000	-	-

Net funds used in investing activities	(162,000)	(41,000)	(566,000)

Cash Flows from Financing Activities
Repayment of capital lease obligations	(82,000)	(380,000)	-
Contributions from non‑controlling interests, net of
share insurance costs	780,000	-	-
Bank indebtedness	-	(3,000)	(72,000)
Proceeds from issuance of common shares	-	-	937,000

Net funds provided by (used in) financing activities	698,000	(383,000)	865,000

Net Increase (Decrease) in Cash	50,000	25,000	(106,000)
Cash ‑ beginning of year	25,000	-	106,000

Cash ‑ end of year	$75,000	$25,000	$-

(The accompanying notes are an integral part of these consolidated financial statements.)

1.	Organization and Nature of Business

Eiger Technology, Inc. (the "Company" or "Eiger") was originally incorporated as Alexa Ventures Inc. on September 8, 1986 under the laws of British Columbia. Currently, the Company is in good standing, operating under the laws of Ontario. The Company is listed as an issuer on the TSX.

Through its subsidiaries, the Company is engaged in developing Voice over Internet Protocol ("VoIP") based long distance calling and the business of owning or leasing horse racetracks and/or the conducting of horse-races.

2.	Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, in accordance with Canadian generally accepted accounting principles ("GAAP") and accounting principles generally accepted in the United States of America.

The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and contingencies in the normal course of operations.

There is doubt about the Company's ability to continue as a going concern as the Company has a working capital deficiency of $1,829,000 as at September 30, 2006 (2005 - $1,751,000; 2004 - $3,277,000) and an accumulated deficit of $45,572,000 as at September 30, 2006. The Company's ability to continue as a going concern is dependent upon the Company's ability to raise additional capital, to increase sales, satisfy or renegotiate the forbearance agreement and sustain profitable operations. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

The Company believes that future shares issuance and certain sales related efforts will provide sufficient cash flow for it to continue as a going concern in its present form, however, there can be no assurances that the Company will achieve such results. Accordingly, the consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

3.	Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian GAAP which, except as noted in note 18, are consistent in all material respects with accounting principles generally accepted in the United States of America. The principal accounting policies followed by the Company are as follows:

EIGER TECHNOLOGY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
September 30, 2006, 2005 (Restated) and 2004 (Restated)

3.	Significant Accounting Policies (cont'd)

a)	Basis of Presentation

The accompanying consolidated financial statements include the accounts of Eiger and its subsidiaries as listed in note 16 and are presented in Canadian dollars under the accrual method of accounting. The Company's principal subsidiaries are Newlook Industries Corp. ("Newlook") and Racino Royale, Inc. (“Racino”). Past subsidiaries, Eiger Net, Inc., Alexa Properties Inc. and K Tronik North American Corp. are presented as discontinued operations as at July 31, 2004, November 30, 2004 and December 15, 2004, respectively, as discussed in note 7. All significant intercompany transactions and balances have been eliminated upon consolidation.

On March 18, 2004, Newlook completed its acquisition of all the issued and outstanding shares of Onlinetel Corp. ("Onlinetel") from Eiger. As the transaction has been deemed a re-organization and not a business combination, Newlook's interest in Onlinetel has been treated as a transfer of ownership interest between related parties where there has not been a substantive change in equity ownership. Accordingly, due to the transfer of the interests using this method, Eiger's statements of operations, retained earnings and cash flows have been prepared using historical costs as if Newlook and Onlinetel had been combined for all periods presented.

b)	Short-term Investments

Short-term investments are comprised of Canadian money market funds and short-term commercial paper. They are valued at cost plus accrued interest, which approximates market value. Short-term investments are written down to market value when less than cost.

c)	Property and Equipment

Property and equipment are stated at cost based on the estimated useful lives of the assets, provided using the undernoted annual rates and methods:

Furniture and Fixtures	20%	Declining Balance
Computer Equipment	30%	Declining Balance
Telecommunications Equipment	30%	Declining Balance
Leasehold improvements	10 years	Straight Line

EIGER TECHNOLOGY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
September 30, 2006, 2005 (Restated) and 2004 (Restated)

3.	Significant Accounting Policies (cont'd)

d)	Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable tangible and intangible assets acquired, less liabilities assumed, based on their fair values. When the Company enters into a business combination, the purchase method of accounting is used. Goodwill is assigned as of the date of the business combination to reporting units that are expected to benefit from the business combination. Goodwill is not amortized but instead is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

e)	Licensing Rights

Licensing rights are recorded at cost and are considered to have a perpetual life. Licensing rights are tested for impairment on a periodic basis or when events or circumstances dictate.

f)	Advertising Costs

The Company expenses advertising costs as incurred.

g)	Long-Lived Asset Impairment

The carrying values of long-lived assets are periodically reviewed by management and impairments would be recognized if the expected future operating non discounted cash flows derived from an asset were less than carrying value. No impairments have been recorded.

h)	Financial Instruments

Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of the financial instruments approximates their carrying values, unless otherwise noted.

Credit Risk

The Company's financial assets that are exposed to credit risk consist primarily of short-term investments, accounts receivable, and advance to corporation.

The Company, in the normal course of business, is exposed to credit risk from its customers. Management believes that sufficient allowance has been made for bad debts in these financial statements based on a review of accounts on an individual basis. The concentration of credit risk in trade accounts receivable is not considered to be significant due to the Company's large client base; however, these amounts are collected from an intermediary representing approximately 81% of accounts receivable at September 30, 2006 (2005 - 68%; 2004 - 46%) .

The Company is also exposed to credit risk with respect to its advance to Lexatec VR Systems Inc. and certain subsidiary investments. The advance to Lexatec VR Systems Inc. is partially secured by a pledge of reciprocal shareholdings.

EIGER TECHNOLOGY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
September 30, 2006, 2005 (Restated) and 2004 (Restated)

3.	Significant Accounting Policies (cont'd)

i)	Revenue Recognition

Operating revenues are recognized when they are earned, specifically, when services are provided, products are delivered to customers, persuasive evidence of an arrangement exists, amounts are fixed or determinable, and collectibility is reasonably assured. The Company's principal sources of revenue are recognized according to the following methods:

i)	Advertising based long distance calling subscription plans are recorded as revenue on a monthly basis as services are provided;

ii)	Traditional long distance calling and Internet subscription plans are recorded as revenue as the services or products are provided;

iii)	New media services for sponsors on the advertising based calling network are recorded in the period the advertising airs on the Company's network;

iv)	Dial around long distance casual calling services are recorded as revenue in the month in which the services are provided; and

v)
The Company currently derives its revenues from conducting horse-races. Revenues are primarily grants received from the government to subsidize the horse-races and to a much lesser extent from parimutuel wagering.

Revenues are recognized upon approval by regulatory authority as a result grant income is recognized subsequent to the race date; whereas, wagering revenues are recognized on the race date.

Deferred revenue includes subscriber deposits and amounts received from subscribers related to services and subscriptions to be provided in future periods as described in note 13.

j)	Sales of Shares by Subsidiaries

When a subsidiary sells unissued shares to new shareholders, the Company records an adjustment to reflect an increase or decrease in the carrying value of its investment and a resulting gain or loss in the consolidated statement of operations.

EIGER TECHNOLOGY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
September 30, 2006, 2005 (Restated) and 2004 (Restated)

3.	Significant Accounting Policies (cont'd)

k)	Income Taxes

The Company accounts for and measures future tax assets and liabilities in accordance with the asset and liability method. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.

l)	Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings (loss) per share, according to the treasury stock method, assumes that any proceeds from the exercise of dilutive stock options and warrants would be used to repurchase common shares at the average market price during the period, with the incremental number of shares being included in the denominator of the diluted earnings (loss) per share calculation. The diluted earnings (loss) per share calculation assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings (loss) per share. Stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be anti-dilutive.

m)	Use of Estimates

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

EIGER TECHNOLOGY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
September 30, 2006, 2005 (Restated) and 2004 (Restated)

3.	Significant Accounting Policies (cont'd)

n)	Foreign Currency Translation

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

4.	Restatement of Previously Issued Consolidated Financial Statements

In 2006, the Company became aware of certain potential accounting issues affecting certain accounts in the prior years. The Company conducted an inquiry into these accounting issues. As a result, the Company is restating its previously issued consolidated financial statements for the years ended September 30, 2005 and 2004 due to accounting errors.

The effect on the consolidated statement of operations and the consolidated balance sheet for the year ended September 30, 2005 is as follows:

	As Previously
	Reported	Change	Restated

Consolidated Statement of Operations:
Selling, general and administrative (e)	$1,681,000	$(48,000)	$1,633,000
Stock‑based compensation (f)	168,000	70,000	238,000
Non‑controlling interests (b)	316,000	(316,000)	-
Loss from continuing operations (b)	(1,460,000)	260,000	(1,200,000)
(Loss) earnings from discontinued operations
(no tax effect) (g)	(2,486,000)	3,436,000	950,000
Net loss	(3,946,000)	3,696,000	(250,000)
(Loss) earnings per weighted average number of
shares outstanding - basic and diluted
Continuing operations	(0.040)	0.010	(0.030)
Net loss	(0.060)	0.050	(0.010)
Weighted average number of shares outstanding -
basic and diluted	38,292,125	526,929	38,819,054
Consolidated Balance Sheet:
Short‑term investments (c)	8,000	(8,000)	-
Non‑controlling interests in subsidiaries (b)	308,000	(308,000)	-
Share capital (c) and (d)	43,297,000	92,000	43,389,000
Accumulated deficit	(44,806,000)	(858,000)	(45,664,000)

EIGER TECHNOLOGY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
September 30, 2006, 2005 (Restated) and 2004 (Restated)

4.	Restatement of Previously Issued Consolidated Financial Statements (cont'd)

The effect on the consolidated statement of operations and the consolidated balance sheet for the year ended September 30, 2004 is as follows:

	As Previously	Increase
	Reported	(Decrease)	Restated

Consolidated Statement of Operations:
Selling, general and administrative (e)	$2,944,000	$(19,000)	$2,925,000
Non‑controlling interests (b)	(730,000)	730,000	-
Loss from continuing operations (b)	(2,276,000)	(730,000)	(3,006,000)
Loss from discontinued operations (no tax effect) (g)	(3,904,000)	904,000	(3,000,000)
Net loss	(6,180,000)	174,000	(6,006,000)
Loss per weighted average number of shares
outstanding - basic abd diluted
Continuing operations	(0.06)	(0.02)	(0.08)
Net loss	(0.10)	(0.06)	(0.16)
Weighted average number of shares outstanding ‑	37,666,513	742,904	38,409,417
basic and diluted
Consolidated Balance Sheet:
Short‑term investments (c)	30,000	(22,000)	8,000
Non‑controlling interests in subsidiaries (b)	4,356,000	(4,356,000)	-
Share capital (c) and (d)	43,297,000	92,000	43,389,000
Accumulated deficit	(39,765,000)	(4,920,000)	(44,685,000)

a)	Accumulated Comprehensive Loss

It was determined that Racino had inadvertently excluded accumulated comprehensive loss from the determination of discontinued operations in 2005. The accumulated comprehensive loss primarily included foreign currency translation adjustments.

b)	Non-Controlling Interests in Subsidiaries

Due to the lack of a guarantee from non-controlling interests to contribute additional capital to eliminate the deficit of consolidated subsidiaries, the Company decided not to show a debit balance in non-controlling interests in subsidiaries in the consolidated balance sheets for 2005 and 2004.

EIGER TECHNOLOGY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
September 30, 2006, 2005 (Restated) and 2004 (Restated)

4.	Restatement of Previously Issued Consolidated Financial Statements (cont'd)

c)	Treasury Shares

With information obtained in 2006, it was determined that treasury shares and short-term investments were not properly reflected in the Company's accounting records in the prior years.

d)	Reciprocal Shares

It was determined that the Company had inadvertently included reciprocal shareholding balances in its share capital account for a company that was no longer associated in 2005 and 2004.

e)	Sales Returns

It was determined that sales return balances were included in the selling, general and administrative expenses rather than being applied as a deduction to sales in 2005 and 2004.

f)	Stock-Based Compensation

It was determined that stock-based compensation balances did not include certain amounts from a subsidiary in 2005. Additionally, the disclosure notes for stock-based compensation were enhanced to comply with GAAP.

g)	Discontinued Operations

In 2006, it was determined that discontinued operations were overcharged for the impact of the non-controlling interests in 2005 and 2004.

As a result of the above items, the September 30, 2005 and 2004 figures, presented for comparative purposes, have been restated from those previously reported, in order to properly account for the errors.

h)	Commodity Taxes

In 2005, it was determined that Newlook had over paid commodity taxes to the provincial government in the amount of $258,000 in 2004. The correction of this error has been accounted for retroactively with a restatement of 2004 amounts. As a result of this restatement, sales and accounts receivable were increased by $258,000 and the net loss from continuing operations decreased by $258,000. The refund of the overpayment was received in 2005.

EIGER TECHNOLOGY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
September 30, 2006, 2005 (Restated) and 2004 (Restated)

5.	Change in Accounting Policy

Executives and certain senior managers of the Company participate in the stock-based compensation plan, as described in note 15. Effective October 1, 2004, the Company adopted, on a retroactive basis, the recommendations of CICA Section 3870, “Stock-based Compensation and Other Stock-based Payments”. These recommendations require that compensation for all equity based awards made to non-employees and employees be measured and recorded in the consolidated financial statements at fair value. The fair value of stock-based compensation is determined using the Black-Scholes option pricing model. The resulting value is charged against income over the vesting periods of the option.

For fiscal years prior to 2005, the Company applied the intrinsic value based method of accounting for stock-based compensation awards granted to employees, as permitted by GAAP. As the Company has selected the retroactive application without restatement method, the impact on net income of adopting the fair value based method in the comparative period is disclosed in note 15(c).

6.	Accounts Receivable

Accounts receivable are reported net of an allowance for doubtful accounts of $Nil (2005 - $Nil; 2004 - $Nil).

7.	Discontinued Operations

On July 31, 2004, the management of Eiger Net, Inc. ("Eiger Net") in South Korea acquired Eiger's interest in Eiger Net for a nominal sum as required by South Korean law. As such, the purchasers assumed all of the outstanding liabilities of Eiger Net, Inc. as at that date.

On November 30, 2004, Alexa Properties Inc. ("Alexa") sold its property in Stratford consisting of building and land with any related encumbrances discharged on that date. Alexa no longer has active operations.

On December 15, 2004, Racino entered into an agreement to sell all of its interest in K-Tronik North America Corp. ("KTNA") and the property and equipment of its subsidiary, K-Tronik Asia Corp. ("KTA") Racino is no longer engaged in the business of manufacturing, distributing or selling electronic ballasts.

EIGER TECHNOLOGY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
September 30, 2006, 2005 (Restated) and 2004 (Restated)

7.	Discontinued Operations (cont'd)

The operations of Eiger Net, Alexa, KTNA and KTA are presented in the consolidated financial statements as discontinued operations as follows:

	2006	2005	2004

Revenue	$-	$-	$7,524,000
Cost of revenue and expenses of discontinued operations	-	107,000	10,319,000

Loss on discontinued operations	-	(107,000)	(2,795,000)
Gain (loss) on disposal of assets of discontinued
operations	-	1,057,000	(205,000)
Income taxes	-	-	-

Earnings (loss) from discontinued operations	$-	$950,000	$(3,000,000)

Assets and liabilities presented in the consolidated balance sheets include the following assets and liabilities of discontinued operations:

	2006	2005	2004

Current assets	$-	$3,000	$3,393,000
Property and equipment	-	-	1,109,000

Assets of discontinued operations	$-	$3,000	$4,502,000

Current liabilities	-	2,000	5,166,000
Long‑term debt	-	-	265,000

Liabilities of discontinued operations	$-	$2,000	$5,431,000

EIGER TECHNOLOGY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
September 30, 2006, 2005 (Restated) and 2004 (Restated)

8.	Property and Equipment

			2006	2005	2004
		Accumulated	Net Book	Net Book	Net Book
	Cost	Amortization	Value	Value	Value

Furniture and fixtures	$172,000	$102,000	$70,000	$88,000	$102,000
Telecommunications equipment	1,867,000	1,249,000	617,000	882,000	1,200,000
Computer equipment	467,000	341,000	126,000	178,000	254,000
Leasehold improvements	185,000	12,000	173,000	-	2,000

	$2,691,000	$1,704,000	$986,000	$1,148,000	$1,558,000

9.	Advance to Corporation

	2006		2005	2004

Advance to Lexatec VR Systems Inc.	$31,000	$	$ 96,000	$96,000

The advance noted above is non-interest bearing, has no specific terms of repayment and is secured by a pledge of reciprocal shareholdings. In 2006, $21,000 was collected. At September 30, 2006, management recorded a writedown of the advance to the market value of the security.

10.	Licensing Rights

On June 14, 2006, Racino acquired the exclusive rights for a racetrack development opportunity in Saskatchewan, Canada. The consideration of $1,318,000 US (or $1,479,000 CAD as translated) for the acquired rights consisted of the following: (a) cash of $23,000 US, (b) issuance of 5,000,000 shares of Racino at a price of $0.24 US per share for a total amount of $1,200,000 US, (c) warrants in the equity of Racino valued at $94,000 US, and (d) legal costs of $1,000 US.

The warrants are exercisable at $0.10 US per share, expiring in three yeas from the date of issuance.

The fair value of the warrants was estimated on the date of issuance using the Black-Scholes option pricing model with the following weighted average assumptions used:

Dividend yield	0.0%
Expected volatility	106%
Risk-free interest rate	4.3%
Expected life	3 years

EIGER TECHNOLOGY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
September 30, 2006, 2005 (Restated) and 2004 (Restated)

11.	Capital Lease Obligations

200620052004

	2006	2005	2004

Capital lease obligations ‑ secured by telecommunications equipment as described in note 8 having a net book value of $261,000 (2005 ‑ $374,000; 2004 ‑ $534,000), were repayable in monthly installments of principal and interest at rates ranging from 30% to 31% per annum.	$-	$88,000	$538,000
Less: amount representing interest	-	(6,000)	(76,000)

Present value of net minimum lease payments	-	82,000	462,000

Less: current portion	-	(82,000)	(380,000)

Long‑term debt	$-	$-	$82,000

During the year, the Company paid $6,000 (2005 - $76,000; 2004 - $146,000) in interest on long-term debt. The capital lease payments were discharged in the current year.

12.	Other Payable

Pursuant to a Forbearance Agreement signed on September 30, 2005 with a telecommunications company, the Company's subsidiary, Onlinetel Corp. is obligated to pay a principal amount of $580,000 (2005 - $899,000, 2004 - Nil) plus interest calculated at an annual rate of 8% per annum. Newlook unconditionally and irrevocably guarantees payment of the obligation. Amendments to the Forbearance Agreement were signed on May 25, 2006 and December 5, 2006. Newlook made payments towards the outstanding balance of $286,619 on April 11, 2006 and $124,000 on November 9, 2006. The remaining amount is due February 28, 2007. The payable is secured by an interest in all of the present and future personal property of Onlinetel Corp., ranking senior in priority to all liens security interest, encumbrances and charges.

13.	Deferred Revenue

The Company deferred subscription fees received for its advertising based long distance calling subscription plans. As the subscription is for a one-year term of service, the fee is realized as income on a monthly basis over the one-year period. When a one-year subscription term expires, customers may continue service by renewing for another one-year term. Accordingly, the subscription fee at the time of renewal would be recognized over the period of the new subscription term. Monthly recognized revenue reflects the portion of existing plus new subscriber revenue.

EIGER TECHNOLOGY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
September 30, 2006, 2005 (Restated) and 2004 (Restated)

14.	Commitments and Contingencies

a)
There is a claim outstanding against the Company by a former employee for wrongful dismissal, alleged breach of contract, punitive and aggravated damages and costs. It is the Company's opinion that there is no merit to the claim of breach of contract, punitive or aggravated damages. Management believes that damages resulting from this claim would be immaterial, if any.

b)	On November 2, 2005, the Company entered into a 5 year operating lease agreement for premise occupancy, effective February 1, 2006.

Under the terms of the agreement, the Company is committed to rental payments as follows:

2007	$ 77,000
2008	102,000
2009	102,000
2010	102,000
2011	34,000
$ 417,000

15.	Share Capital

Authorized: 100,000,000 Common Shares without par value

Issued:

	2006		2,005		2004
	No. of		No. of		No. of
	Shares	Amount	Shares	Amount	Shares	Amount
Beginning of year
Issued	38,860,174	$43,861,000	38,860,174	$43,861,000	37,608,951	$43,249,000
‑ private placement
‑ exercise of options	-	-	-	-	993,098	556,000
‑ other	-	-	-	-	130,000	56,000
	-	-	-	-	128,125	-

End of year	38,860,174	43,861,000	38,860,174	43,861,000	38,860,174	43,861,000
Treasury shares	(41,120)	(22,000)	(41,120)	(22,000)	(41,120)	(22,000)

	38,819,054	$43,839,000	38,819,054	$43,839,000	38,819,054	$43,839,000

EIGER TECHNOLOGY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
September 30, 2006, 2005 (Restated) and 2004 (Restated)

15.	Share Capital (cont'd)

a) Stock Options - Eiger

The Company awards unconditional stock options to employees, officers, directors and others at the recommendation of the Chief Executive Officer ("CEO") under an incentive stock plan (the "Plan"). Options are granted at the fair market value of the shares on the day granted, and vest over various terms. Compensation expense is recognized when options are issued (note 5). The following is a continuity schedule of outstanding options for the reporting periods, where WAEP refers to "weighted average exercise price" and yrs refers to "years".

	No. of	2006	No. of	2005	No. of	2004
	Options	WAEP	Options	WAEP	Options	WAEP

Beginning of year	5,099,000	$ 0.75	4,942,000	$ 1.15	4,246,000	$ 1.83
Granted	725,000	0.49	1,000,000	0.40	1,636,000	0.86
Exercised	-	-	-	-	(130,000)	0.43
Forfeited	(775,000)	0.55	(230,000)	0.93	(10,000)	0.85
Expired	(1,493,000)	1.08	(613,000)	3.31	(800,000)	4.29

End of year	3,556,000	$ 0.60	5,099,000	$ 0.75	4,942,000	$ 1.15

The following table summarizes stock option information outstanding at September 30, 2006.

	Number
	Outstanding	Weighted‑Average
Exercise Prices	and	Remaining	Weighted‑Average
of Options	Exercisable	Contractual Life	Exercise Price

$0.40	1,175,000	3.57 yrs	$0.40
$0.50	765,000	0.59 yrs	$0.50
$0.55	320,000	2.01 yrs	$0.55
$0.57	100,000	1.42 yrs	$0.57
$0.85	796,000	2.50 yrs	$0.85
$0.96	400,000	2.23 yrs	$0.96

$0.40‑$0.96	3,556,000	2.34 yrs	$0.60

EIGER TECHNOLOGY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
September 30, 2006, 2005 (Restated) and 2004 (Restated)

15.	Share Capital (cont'd)

a) Stock Options - Eiger (cont'd)

The following table summarizes stock option information outstanding at September 30, 2005.

	Number
	Outstanding	Weighted‑Average
Exercise Prices	and	Remaining	Weighted‑Average
of Options	Exercisable	Contractual Life	Exercise Price

$0.40	1,000,000	3.01 yrs	$0.40
$0.50	765,000	1.43 yrs	$0.50
$0.55	320,000	2.53 yrs	$0.55
$0.57	100,000	2.42 yrs	$0.57
$0.60	225,000	3.64 yrs	$0.60
$0.75	1,178,000	0.55 yrs	$0.75
$0.85	796,000	3.5 yrs	$0.85
$0.96	400,000	3.23 yrs	$0.96
$1.50	85,000	0.36 yrs	$1.50
$2.52	150,000	0.19 yrs	$2.52
$2.75	50,000	0.04 yrs	$2.75
$3.00	30,000	0.08 yrs	$3.00

$0.40‑$3.00	5,099,000	2.11 yrs	$0.75

The following table summarizes stock option information outstanding at September 30, 2004.

	Number
	Outstanding	Weighted‑Average
Exercise Prices	and	Remaining	Weighted‑Average
of Options	Exercisable	Contractual Life	Exercise Price

$0.50	765,000	2.43 yrs	$0.50
$0.55	320,000	3.53 yrs	$0.55
$0.57	100,000	3.42 yrs	$0.57
$0.60	225,000	4.64 yrs	$0.60
$0.75	1,178,000	1.55 yrs	$0.75
$0.85	946,000	4.50 yrs	$0.85
$0.96	400,000	4.23yrs	$0.96
$1.08	80,000	0.41 yrs	$1.08
$1.40	263,000	0.07 yrs	$1.40
$1.50	85,000	1.36 yrs	$1.50
$2.52	150,000	1.19 yrs	$2.52
$2.75	50,000	1.04 yrs	$2.75
$3.00	30,000	1.08 yrs	$3.00
$4.75	350,000	0.70 yrs	$4.75

$0.50‑$4.75	4,942,000	2.60 yrs	$1.15

EIGER TECHNOLOGY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
September 30, 2006, 2005 (Restated) and 2004 (Restated)

15.	Share Capital (cont'd)

a) Stock Options - Eiger (cont'd)

In 2006, the Company awarded to employees, directors and consultants a total of 725,000 options to buy shares of the Company under the Plan. These options carry a term of five years, exercise prices ranging from $0.40 to $0.75. In 2006, 300,000 options were cancelled of the 725,000 options granted.

The estimated fair value of the options was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	2006	2005	2004

Risk‑free interest rate	4.25%	4.11%	4.50%
Dividend yield	0%	0%	0%
Volatility factory of expected market price of the Company's shares	77%	62%	65%
Expected option life (in years)	3	5	5
Weighted‑average grant date fair values of options granted	$0.04	$0.22	$0.55
options granted

No stock options were exercised during 2006 and 2005. In 2004 proceeds from the exercise of stock options of $56,000 was credited to share capital. In 2006, the Company (recovered) expensed $(57,000) (2005 - $167,000; 2004 - $Nil) related to the fair value of the options granted in 2006, 2005 and 2004, respectively.

Under the Plan, the Company has for issuance a maximum authorized number of 7,200,000 options to acquire common shares of the Company of which 3,644,000 options are available. The total proceeds that would be generated upon exercise of all issued and outstanding options is approximately $2,146,100.

b) Stock Options - Newlook

The Company's subsidiary, Newlook, awards unconditional stock options to employees, officers, directors and others at the recommendation of the CEO under an incentive stock plan (the "Newlook - Plan"). Options are granted at the fair market value of the shares on the day granted, and vest over various terms. Compensation expense is recognized when options are issued (note 5). The following is a continuity schedule of outstanding options for the reporting periods, where WAEP refers to "weighted average exercise price"and yrs refers to "years".

EIGER TECHNOLOGY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
September 30, 2006, 2005 (Restated) and 2004 (Restated)

15.	Share Capital (cont'd)

b) Stock Options - Newlook (cont'd)

	No. of	2006	No. of	2005	No. of	2004
	Options	WAEP	Options	WAEP	Options	WAEP

Beginning of year	2,120,000	$ 0.47	1,050,000	$ 0.88	400,000	$ 0.55
Granted	1,550,000	0.64	1,470,000	0.45	1,000,000	0.88
Exercised	(10,000)	0.50	-	-	(50,000)	0.50
Forfeited	(400,000)	0.46	(400,000)	1.59	(300,000)	0.50
Expired	-	-	-	-	-	-

End of year	3,260,000	$ 0.56	2,120,000	$ 0.48	1,050,000	$ 0.88

The following table summarizes stock option information outstanding at September 30, 2006.

	Number
	Outstanding	Weighted‑Average
Exercise Prices	and	Remaining	Weighted‑Average
of Options	Exercisable	Contractual Life	Exercise Price

$0.40	550,000	3.32 yrs	$0.40
$0.50	910,000	2.64 yrs	$0.50
$0.55	400,000	0.25 yrs	$0.55
$0.65	1,400,000	4.56 yrs	$0.65

$0.40‑$0.65	3,260,000	3.29 yrs	$0.55

The following table summarizes stock option information outstanding at September 30, 2005.

	Number
	Outstanding	Weighted‑Average
Exercise Prices	and	Remaining	Weighted‑Average
of Options	Exercisable	Contractual Life	Exercise Price

$0.40	800,000	4.38 yrs	$0.40
$0.50	920,000	3.63 yrs	$0.50
$0.55	400,000	1.72 yrs	$0.55

$0.40‑$0.55	2,120,000	3.55 yrs	$0.47

EIGER TECHNOLOGY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
September 30, 2006, 2005 (Restated) and 2004 (Restated)

15.	Share Capital (cont'd)

b) Stock Options - Newlook (cont'd)

The following table summarizes stock option information outstanding at September 30, 2004.

	Number
	Outstanding	Weighted‑Average
Exercise Prices	and	Remaining	Weighted‑Average
of Options	Exercisable	Contractual Life	Exercise Price

$0.50	450,000	4.24 yrs	$0.50
$0.55	400,000	2.72 yrs	$0.55
$2.68	200,000	4.50 yrs	$2.68

$0.50‑$2.68	1,050,000	3.71 yrs	$0.93

In 2006, Newlook awarded to employees, directors and consultants a total of 1,550,000 options to buy shares of Newlook under the Newlook - Plan. These options carry a term of five years, exercise price was $0.65. In 2006, 400,000 options were cancelled of the 1,550,000 option granted.

The estimated fair value of the option was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	2006	2005	2004

Risk‑free interest rate	3.75%	3.64%	4.50%
Dividend yield	0%	0%	0%
Volatility factory of expected market price of the Newlook's shares	78%	25%	65%
Expected option life (in years)	3	5	5
Weighted‑average grant date fair values of options granted	$0.30	$0.06	0.05

10,000 stock options were exercised during 2006 (2005 - Nil; 2004 -50,000). The proceeds from the exercise of stock options of $5,000 was credited to share capital (2005 - Nil; 2004 - $25,000).

Under the Newlook - Plan, Newlook has for issuance a maximum authorized number of 5,200,000 options to acquire common shares of Newlook of which 1,940,000 options are available. The total proceeds that would be generated upon exercise of all issued and outstanding options is approximately $1,805,000.

EIGER TECHNOLOGY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
September 30, 2006, 2005 (Restated) and 2004 (Restated)

15.	Share Capital (cont'd)

c) Stock-Based Compensation Pro-forma

The table below presents pro-forma net earnings (loss) using the fair market value method of accounting for stock-based compensation:

	2006	2005	2004
		Restated	Restated
Net earnings (loss) from continuing operations
‑ as reported	92,000	(1,200,000)	(3,006,000)
Add: Stock‑based compensation included
in net earnings (loss)	372,000	238,000	-
Deduct: Stock‑based compensation
determined under the fair value method	(372,000)	(238,000)	(900,000)

Net earnings (loss) from continuing operations
‑ pro‑forma	92,000	(1,200,000)	(3,906,000)

Net earnings (loss) from discontinued operations
‑ pro‑forma	-	950,000	(3,000,000)

Total pro‑forma net earnings (loss)	92,000	(250,000)	(6,906,000)

Weighted average basic and diluted earnings (loss)	0.002	(0.006)	(0.180)
per share - pro-forma

d) Sale of Shares by Subsidiaries

As discussed in note 10, Racino issued 5,000,000 common shares and warrants, to new shareholders as part of the consideration for certain licensing rights. The transaction resulted in a reduction of the Company's ownership interest in Racino from 64.0% to 50.4%. The Company recorded a $732,000 gain to record an increase in the carrying value of its investment as a result of the value of licensing rights received by Racino.

On February 14, 2006, Newlook completed a private placement of 500,000 shares at a price of $0.75 per share and 45,000 shares at a price of $0.50 per share, for a gross proceeds of $397,500 (before issuance costs of $70,000). Also, Newlook issued a total of 905,000 shares from the exercise of warrants and options on various dates during the year for gross proceeds of $452,500. These transactions resulted in the reduction of the Company's ownership interest in Newlook from 90.0% to 78.5%. The Company recorded a $780,000 gain to reflect an increase in the carrying value of its investment as a result of the cash proceeds from issuance of shares by Newlook.

EIGER TECHNOLOGY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
September 30, 2006, 2005 (Restated) and 2004 (Restated)

16.	Subsidiaries and Related Party Transactions

The Company is related to the following corporations:

Name of Corporation	Nature of Relationship

Newlook Industries Corp.	78.5% Subsidiary

Vision Unlimited Equipment Inc.*	100% Subsidiary of Newlook Industries Corp.

A.D.H. Custom Metal Fabricators Inc.*	100% Subsidiary of Vision Unlimited Equipment Inc.

Alexa Properties Inc.*	100% Subsidiary

ETIFF Holdings LLC*	100% Subsidiary

Racino Royale, Inc.	50.4% Subsidiary of ETIFF Holdings LLC

Onlinetel Corp.	100% Subsidiary of Newlook Industries Corp.

Onlinetel Inc .	100% Subsidiary of Onlinetel Corp.

6584292 Canada Inc.	100% Subsidiary of Racino Royale, Inc.

    * Inactive or holding company only

All transactions within the corporate group are in the normal course of business and are recorded at the carrying value. Inter-company transactions and balances are eliminated upon consolidation.

Service fees charged by directors, officers or corporations owned by management personnel during the period totaled $300,000 (2005 - $300,000; 2004 - $325,750).

Included in accounts payable is a payable to directors, officers or corporations owned by management personnel of $387,750 (2005 - $267,500; 2004 - $Nil).

EIGER TECHNOLOGY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
September 30, 2006, 2005 (Restated) and 2004 (Restated)

17.	Income Taxes

The Company accounts for income taxes using the asset and liability method. Tax asset and liability account balances are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rate. The effects of future changes in tax losses are not anticipated.

The provision for income taxes has been computed as follows:

	2006	2005	2004
Expected income tax expense (recovery) at the statutory
rate of 35.40% (2005 ‑ 36.12%, 2004 ‑ 34.68%)	$33,000	$(90,000)	$(1,974,000)
Increase (decrease) in taxes resulting from:
Gain on sale of shares by subsidiaries	(535,000)	-	-
Non‑deductible management fees	106,000	-	-
Stock‑based compensation	132,000	86,000	-
Non‑taxable gains	(6,000)	(99,000)	-
Non‑deductible losses	-	-	44,000
Tax rate changes	103,000	(211,000)	(93,000)
Non‑controlling interests	(9,000)	-	-
Others	6,000	8,000	-
Valuation allowances	170,000	306,000	2,121,000

Provision for income taxes	$-	$-	$98,000

The components of future income taxes are as follows:

	2006	2005	2004

Net operating loss carried forward	$5,210,000	$5,166,000	$5,075,000
Difference between accounting and tax carrying
- value of equipment and intangibles	606,000	480,000	266,000
Valuation allowance	(5,816,000)	(5,646,000)	(5,341,000)

	$-	$-	$-

EIGER TECHNOLOGY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
September 30, 2006, 2005 (Restated) and 2004 (Restated)

17.	Income Taxes (cont'd)

The Company has tax losses of $14,718,000 available to be applied against future years' taxable income. In order to record a future income tax benefit, it must be more likely than not that the future tax asset resulting from the tax losses available for carryforward will be realized. Given the Company's uncertainty regarding profitability, the Company has to set up a 100% valuation allowance in respect of the future income tax asset. The tax losses expire in years ranging from 2005 through to 2016.

18.	Reconciliation Between Canadian and United States Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in certain respects from U.S. GAAP. Significant differences between Canadian and U.S. GAAP are summarized below.

a)
U.S. GAAP requires the measurement and reporting of "comprehensive income". Comprehensive income includes net income and all other changes to Shareholders' Deficit other than amounts received from or paid to shareholders. The impact on the Company's consolidated financial statements is presented below.

b)	Reconciliation to U.S. GAAP is as follows:

	2006	2005	2004

Net earnings (loss) under Canadian GAAP	$92,000	$(250,000)	$(6,006,000)

Net earnings (loss) under U.S. GAAP	92,000	(250,000)	(6,006,000)
Foreign currency translation adjustment	-	-	-

Comprehensive earnings (loss) under U.S. GAAP	$92,000	$(250,000)	$(6,006,000)

Accumulated deficit under Canadian GAAP	$(45,572,000)	$(45,664,000)	$(44,685,000)

Accumulated deficit under U.S. GAAP	$(45,572,000)	$(45,664,000)	$(44,685,000)

EIGER TECHNOLOGY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
September 30, 2006, 2005 (Restated) and 2004 (Restated)

18.	Reconciliation Between Canadian and United States Generally Accepted Accounting Principles (cont'd)

c)	Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140” (“SFAS No. 155”). This statement permits fair value of remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; clarifies which interest only strips and principal only strips are not subject to the requirements of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities"; establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and amended SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired, issued, or subject to a remeasurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company is currently reviewing the effect, if any, the proposed guidance will have on its financial position.

In March 2006, FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets", which amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (“SFAS No. 156”). In a significant change to current guidance, SFAS No. 156 permits an entity to choose either of the following subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities: (1) Amortization Method or (2) Fair Value Measurement Method. SFAS No. 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company is currently reviewing the effect, if any, the proposed guidance will have on its financial position.

In June 2006 FASB issued Financial Accounting Standards Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprises’ financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes” ("SFAS No. 109"). FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently reviewing the effect, if any, FIN 48 will have on its financial position.

EIGER TECHNOLOGY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
September 30, 2006, 2005 (Restated) and 2004 (Restated)

18.	Reconciliation Between Canadian and United States Generally Accepted Accounting Principles (cont'd)

c)	Recent Accounting Pronouncements (cont'd)

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108 (“SAB No. 108”), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements In Current Year Financial Statements”, SAB No. 108 was issued to provide consistency in how registrants quantify financial statement misstatements. The Company is required to and will initially apply SAB No. 108 in connection with the preparation of its annual financial statements for the year ending September 30, 2007. The Company does not expect the application of SAB No. 108 to have a material effect on its financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” ("SFAS No. 157"), which is effective for calendar year companies on January 1, 2008. The statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The statement codifies the definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The Company is currently assessing the potential impacts of implementing this standard.

In September 2006, the FASB issued SFAS No. 158, “Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106 and 132 (R)” ("SFAS No. 158"). SFAS No. 158 requires an employer to recognize the funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The funded status of a benefit plan is defined as the difference between the fair value of the plan assets and the plans benefit obligation. For a pension plan the benefit obligation is the projected benefit obligation and for any other postretirement benefit plan, such as a retiree health care plan, the benefit obligation is the accumulated postretirement benefit obligation. SFAS No. 158 requires an employer to recognize as a component of other comprehensive income, net of tax, the gains and losses and prior service costs or credits that arise during the period but that are not recognized as components of net periodic benefit costs pursuant to SFAS No. 87 “Employers’ Accounting for Pensions”. SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year end. Additional footnote disclosure is also required about certain effects on net periodic benefit cost for the next year that arise from the delayed recognition of gains or losses, prior service costs or credits, and transition asset or obligation. Except for the year end measurement requirement, SFAS No. 158 is effective for the year ending December 31, 2006. The Company does not anticipate that the adoption of this statement will have a material effect on its financial condition or operations.

EIGER TECHNOLOGY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
September 30, 2006, 2005 (Restated) and 2004 (Restated)

19.	Supplemental Cash Flow Disclosure

During the year, the Company had cash flows arising from interest and income taxes paid as follows:

	2006	2005	2004

Interest paid	$68,000	$76,000	$173,000

Income taxes paid	$-	$-	$-

The Company had non-monetary transactions as follows:

a)	For the year ended September 30, 2006, Racino acquired licensing rights of $1,479,000, of which $1,452,000 was paid by issuing shares and warrants (note 10).

b)	For the year ended September 30, 2004, property and equipment of $102,000 were acquired through capital lease.

EIGER TECHNOLOGY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
September 30, 2006, 2005 (Restated) and 2004 (Restated)

20.	Segmented Information

Management has identified two reportable segments, “Newlook” and “Racino”. Segmentation is determined on the basis of the types of goods and services provided.

Newlook consists of Onlinetel Corp. and Onlinetel Inc., which provides VoIP services to the Canadian long distance market. Racino is engaged in a racetrack and casino development opportunity in Saskatchewan, Canada.

Accounting policies for the operating segments are the same as those described in note 3. There are no inter-segment revenues.

The results of the operations and the amounts invested in these segments are as follows:

	2006	2005	2004

Revenue by Segment:
Newlook	$3,629,000	$4,861,000	$5,735,000
Racino	130,000	-	-

Total Revenue by Segment	$3,759,000	$4,861,000	$5,735,000

Net Earnings (Loss) by Segment:
Newlook	$(830,000)	$(580,000)	$(2,662,000)
Racino	(51,000)	-	-
Corporate	973,000	(620,000)	(344,000)
Discontinued	-	950,000	(3,000,000)

Total Net Earnings (Loss) by Segment	$92,000	$(250,000)	$(6,006,000)

Amortization by Segment:
Newlook	$334,000	$439,000	$309,000
Corporate	14,000	20,000	12,000

Total Amortization by Segment	$348,000	$459,000	$321,000

EIGER TECHNOLOGY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
September 30, 2006, 2005 (Restated) and 2004 (Restated)

20.	Segmented Information (cont'd)

	2006	2005	2004

Capital Expenditures by Segment:
Newlook	$186,000	$49,000	$684,000
Corporate	-	-	7,000

Total Capital Expenditures by Segment	$186,000	$49,000	$691,000

Identifiable Assets by Segment:
Newlook	$1,273,000	$1,762,000	$2,563,000
Racino	1,516,000	-	-
Corporate	112,000	167,000	222,000
Discontinued	-	3,000	4,502,000

Total Identifiable Assets by Segment	$2,901,000	$1,932,000	$7,287,000

21.	Comparative Figures

Certain figures for the years ended September 30, 2005 and 2004 have been reclassified in order to conform with the current year's financial statement presentation.