Form 20-F/A
period 2006-09-30
EIGER TECHNOLOGY INC
filed 2007-04-30
CIK 1040702

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

"SF Partnership, LLP"
CHARTERED ACCOUNTANTS
The Madison Centre
4950 Yonge Street, Suite 400
Toronto, Ontario Canada  M2N 6K1
Telephone: 416-250-1212   Fax: 416-250-1225   email: general@sfgroup.ca
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