Form 20-F
period 2007-09-30
EIGER TECHNOLOGY INC
filed 2008-03-31
CIK 1040702

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2007

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

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report: 42,389,054 Common Shares without par value.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes       X      No______

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17     Item 18 ___X___

 The Index to Exhibits is found at Page  35

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

“Racino”	Racino Royale Inc., an entity in which the Company has an investment. Racino invests in horseracing and gaming ventures.
“Newlook”	Newlook Industries Corp., an entity in which the Company has an investment. Newlook invests in wireless ventures.
“Wireless Age”	Wireless Age Communications, Inc., a majority owned subsidiary of Newlook.
“InterAmerican”	InterAmerican Gaming Corp., an entity subject to a letter of intent with Racino. Racino intends to acquire InterAmerican.

PART III

Item 17.	Financial Statements – Not Applicable	39
Item 18.	Financial Statements	39
Item 19.	Exhibits	40

SIGNATURES

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected financial data.

The selected consolidated financial information set out below has been obtained from financial statements that reflect the Company’s business operations.  The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. For reconciliation to US GAAP refer to Note 20 of the attached audited statements. The following table summarizes information pertaining to operations of the Company for the last five years ended September 30, 2007.

	2007	2006 *	2005* Restated	2004 Restated	2003

Working Capital	$(2,193,000)	$(1,829,000)	$(1,751,000)	$(3,277,000)	$(409,000)

Revenue	$0	$130,000	$0	$5,735,000	$4,932,000

Earnings (Loss) from
Continuing Operations:	$(877,000)	$481,000	$(703,000)	$(3,006,000)	$(1,184,000)

Net Earnings (Loss):	$(1,856,000)	$92,000	$(250,000)	$(6,006,000)	$(7,551,000)

Earnings (Loss) per Share:	$(0.046)	$(0.002)	$(0.018)	$(0.16)	$(0.21)

Total Assets:	$3,869,000	$2,901,000	$1,932,000	$7,287,000	$15,778,000

Net Assets:	$(1,864,000)	$(28,000)	$(492,000)	$(846,000)	$9,317,000

Long Term Debt:	$0	$0	$0	$347,000	$163,000

Total Liabilities:	$2,853,000	$2,929,000	$2,424,000	$8,133,000	$6,461,000

Share Capital:	$44,286,000	$43,839,000	$43,839,000	$43,839,000	$42,685,000

Stock-Based Compensation	$1,278,000	$1,705,000	$1,333,000	$-	$-
Retained Earnings
(Deficit):	$(47,428,000)	$(45,572,000)	$(45,664,000)	$(44,685,000)	$(33,585,000)

Number of Shares:	42,389,054	38,860,174	38,860,174	38,860,174	37,608,951
		*Reclassified to reflect discontinued operations of Newlook Industries Corp.

CURRENCY EXCHANGE INFORMATION

The Company’s accounts are maintained in Canadian dollars. In this Annual Report, all dollar amounts are expressed in Canadian dollars except where otherwise indicated.

The following table sets forth, for the periods indicated, the high and low closing rates of exchange of Canadian dollars into United States dollars, the average of such exchange rates on the close of each day during the periods, and the end of period rates.  Such rates are shown as, or are derived from, the reciprocals of the Bank of Canada nominal noon exchange rates in Canadian dollars.

---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Fiscal Year Ended
September 30

	2007	2006	2005	2004	2003

High	1.0585	0.9134	0.8630	0.7912	0.7506

Low	0.8496	0.8349	0.7840	0.7159	0.6254

Average	0.9418	0.8750	0.8176	0.7550	0.6854

Period	1.0088	0.8947	0.8630	0.7912	0.7408

On March 27, 2008 the exchange rate of Canadian dollars into United States dollars, based upon the Bank of Canada nominal noon exchange rate was Cdn. $1.00 equals U.S. $0.985

The following table sets forth, for the most recent previous six months, the closing rates of exchange of Canadian dollars into United States dollars. The latest practicable date for March was on March 27, 2008.

Mar	Feb	Jan	Dec	Nov	Oct
2008	2008	2008	2007	2007	2007

0.9855	0.9844	1.0038	0.9913	1.0000	0.9447

B. Capitalization and indebtedness.

Not Applicable.

C. Reasons for the offer and use of proceeds.

Not Applicable.

D. Risk factors.

The Company’s operations are subject to a variety of risks and uncertainties. The following factors are to be considered a list of known material risks that are specific to the Company or its industries.

Going Concern
The Company’s continued existence as a going concern is dependent upon the Company’s ability to raise additional capital and sustain profitable operations. There is doubt about the Company's ability to continue as a going concern as the Company has a working capital deficiency of $2,193,000 and an accumulated deficit of $47,428,000 as at September 30, 2007. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

The Company believes that future share issuances and certain related party efforts will provide sufficient cash flow for it to continue as a going concern in its present form, however there can be no assurances that the Company will achieve such results. Accordingly, the consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

Management of the Growth of the Company
The implementation of the Company’s investment strategy could result in a period of rapid growth.  This growth could place a strain on the Company’s managerial and financial resources.  Future operating results will depend on the ability of senior management to manage rapidly changing business conditions, and to implement and improve the Company’s investee’s technical, administrative, financial control and reporting systems.  No assurance can be given that the Company will succeed in these efforts.  The failure to effectively manage and improve these systems could increase the Company’s costs and devalue the Company’s investments.

Competition
The Company investment entity’s face competition in each of its markets and has competitors, many of which are larger and have greater financial resources.  There can be no assurance that the Company’s investments will be able to continue to compete successfully in its markets.  Because the investee’s compete, in part, on the technical advantages and cost of their products, significant technical advances by competitors or the achievement by such competitors of improved operating effectiveness that enable them to reduce prices could reduce the investee’s competitive advantage in these products and thereby adversely affect the Company’s financial results and the value of its investments.

Intellectual Property
The Company’s investees have not obtained patent protection nor registered trademarks or copyrights for all of their proprietary technology or products.  As the investees have not protected all of their intellectual property, their business may be adversely affected by competitors copying or otherwise exploiting features of their technology, products, information or services, which could damage the value of the Company’s investments.

Dependence on Key Personnel and Skilled Employees
The success of the Company is dependent, in large part, on certain key personnel and on the ability to motivate, retain executive level strategic leadership. There can be no assurance that the Company will be able to attract and retain employees with the necessary technical, technological and specialized skills given the competitive state of the employment market for these individuals.  The loss of such services or the failure by the Company to continue to attract and retain other key personnel may have a material adverse effect on the Company, including its ability to make key strategic investments, its ability to grow earnings and its ability to realize on its investments.

Uncertain Operating Results
The Company’s financial operating results may vary and significantly depend on such factors as the timing of new product announcements, increases in supply costs and changes in pricing policies of the Company’s investments and its competitors.  The market price of the Shares may be highly volatile in response to such fluctuations.

New Investment Development
There can be no assurance that the Company will be able to identify, develop and invest in new entities or ventures that it currently does not participate in.

Foreign Exchange Rate
Material depreciation of the Canadian dollar against the U.S. dollar may increase certain costs impacting the Company’s profitability and cash flow.

Legal Proceedings Against Foreign Persons
The Company’s jurisdiction of incorporation falls under the laws of the Province of Ontario, Canada, and all of the Company’s officers and directors are residents of Canada. Consequently, it may be difficult for United States investors to affect service of process within the United States upon the Company or its officers and directors, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under U.S. securities laws.  Furthermore, it may be difficult for investors to enforce judgments of the U.S. against the Company or any of the Company’s non-U.S. resident executive officers or directors. There is substantial doubt whether an original lawsuit could be brought successfully in Canada against any of such persons or the Company predicated solely upon civil liabilities arising under U.S. securities laws.

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

On April 1, 1998, the Company purchased 53% of the common stock of K-Tronik International Corp. (“K-Tronik”).  During fiscal 1998, the Company consolidated two of its South Korean subsidiaries, Energy Products, Inc. (its South Korean energy saving products sales arm) and (a manufacturer of electronic ballasts) and, which were eventually combined under the name “K-Tronik Asia, Inc.” The Company became a 64% shareholder of K-Tronik. On September 15, 2000, the Company sold its 60% interest in Lexatec VR Systems, Inc. to facilitate focussing on Eiger’s core business at the time. On December 15, 2004, K-Tronik entered into an agreement to sell all of its interest in K-Tronik N.A. Inc. and the fixed assets of its subsidiary, K-Troniks Asia Ltd. Thus, K-Tronik ceased to be engaged in the business of manufacturing, distributing or selling electronic ballasts. On July 5, 2006, K-Tronik announced its name change to Racino, and implemented a new strategy focusing on the conduct of horse races and horseracing track development opportunities.

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

During fiscal 2007, the Board of Directors after careful consideration of the business prospects of the Company, decided to reorganize the Company by discontinuing its investment in Newlook and selling a large block of its investment in Racino. At this time, Mr. Gerry Racicot CEO of the Company decided to retire and Mr. John G. Simmonds was appointed CEO. Later in the year Mr. Jason Moretto stepped down as CFO of the Company and Mr. Gary Hokkanen was appointed CFO.

The decision to dispose of the Newlook investment was made in order to generate substantial amounts of cash for new business investment purposes. Beginning in January 2007, the Company disposed of 14,260,000 common shares of Newlook and received net cash proceeds of $1,292,450. 4,000,000 of the 14,260,000 were pursuant to call options (exercisable at $0.10 per share) granted to investors. As of September 30, 2007,  there are 10,000,000 options (9,100,000 of which are exercisable at $0.10 per share and 900,000 of which are exercisable at $0.40 per share) outstanding to acquire the Company’s remaining investment in Newlook.

Also during fiscal 2007, the Company disposed of substantially all of its investment in Racino. The Company disposed of 16,021,600 Racino common shares for cash proceeds of $183,665 and a secured promissory note. As of September 30, 2007, approximately $624,000 is outstanding under the promissory note. The issuer of the note is in default under the repayment terms and the Company is considering its options with the Racino investment.

Recent Financings

During May 7 and 18, 2007, the Company issued 3,570,000 units at a purchase price of $0.15 per unit. Each unit consisted of 1 common share and three purchase warrants. One warrant is exercisable for one year from date of distribution at an exercise price of $0.25, one warrant is exercisable at $0.50 for a period of one year beginning one year after date of distribution and one warrant is exercisable at $0.75 for one year beginning two years after date of distribution.

Other Recent Developments

Foundation Venture Leasing Inc. Acquisition of Racino Shares

On August 8, 2007, Eiger entered into a purchase agreement with Foundation Venture Leasing Inc. for the sale of 14,021,600 Racino common shares that Eiger owned for aggregate consideration of US$701,080. The purchase price was to be paid by Foundation in four tranches and prior to September 1, 2008.
Foundation is part of the Foundation Markets group, a privately-held Toronto-based merchant/investment banking group, which raises capital for small- and mid-sized companies, advises and assists companies going public and specializes in cross-border, multi-jurisdictional transactions. Through Foundation’s ownership interest, it is anticipated that Racino will be moving forward with an acquisition strategy to create shareholder value.

As of December 20, 2007, Foundation is in default under the repayment terms of a promissory note which formed part of the purchase price.

InterAmerican Gaming Corp. Proposed Acquisition

Racino has signed a non-binding Letter of Intent pursuant to which it proposes to acquire all the issued and outstanding shares of InterAmerican Gaming Corp (“InterAmerican”), a Latin America focused casino management company. As part of the acquisition the board of directors will be reconstituted to include individuals with commensurate experience in the appropriate sectors and markets.

Eiger Technology, Inc. is a management holding company with two main investments; Newlook Industries Corp. (“Newlook”) and Racino Royale, Inc. (“Racino”). Eiger’s head office is located in Toronto, Ontario and has four staff.

Newlook is listed on the TSX Venture Exchange under symbol “NLI”. Eiger holds a 35% ownership stake in Newlook. On March 18, 2004, Newlook acquired 100% of the shares of Onlinetel Corp. (“Onlinetel”). Newlook has discontinued its operations of Onlinetel effective fiscal 2007. All of Onlinetel’s operations are classified as discontinued operations. Based in Ontario, Onlinetel is a Canadian provider of VoIP-based telecommunications services.  The objective of the company is to continue to build on the technical and cost effective strength of Voice-over-Internet Protocol ("VoIP") technology, its proprietary applications and its national network, and by developing and growing its unique ad-based Call Zone/Call World plan. Onlinetel will continue to market its high-quality, low-cost services in the same manner that has made them a strong value proposition for Canadians. On June 28, 2007 Newlook acquired a 53% ownership interest in Wireless Age Communications, Inc. (“Wireless Age”) a public entity trading on the NASD OTC Bulletin Board under the symbol “WLSA”. Wireless Age operates in two segments; 1) independent retail cellular stores, and 2) distribution of prepaid cellular phone cards, professional grade two-way radios and ancillary accessories.

Racino is listed on the NASD OTC Bulletin Board under symbol “RCNR”. Eiger holds 10% of Racino’s common shares. Racino is currently focusing on implementing its business plan to conduct of horse-races and horse racing track development opportunities.  Racino has also entered into a letter of intent to acquire InterAmerican Gaming Corp. (“InterAmerican”) which is an entity making investments in the Latin American gaming market.

SELECTED ANNUAL INFORMATION
Summarized selected consolidated financial information with respect to the Company for the fiscal years ended September 30, 2007, 2006 and 2005 is as follows:

	2007	2006*	2005
Total revenues	$ -	$130,000	$ -
Earnings/(loss) from continuing operations	(877,000)	506,000	(703,000)
Earnings/(loss) from discontinued operations	(979,000)	(414,000)	453,000
Earnings/(loss)	(1,856,000)	92,000	(250,000)
Earnings/(loss) per share from continuing operations	(0.022)	0.013	(0.018)
Earnings/(loss) per share from discontinued operations	(0.024)	(0.011)	0.012
Earnings/(loss) per share	(0.046)	0.002	(0.006)
Total assets	3,869,000	2,901,000	1,932,000
Total liabilities	5,733,000	2,234,000	2,424,000
Non-controlling interest	-	695,000	-
Shareholders’ deficit	(1,864,000)	(28,000)	(492,000)
Cash dividends declared	-	-	-
		* Reclassified to reflect discontinued operations of Newlook

The Company has two investments, namely, Newlook and Racino.

NEWLOOK INDUSTRIES CORP.

Newlook has a 100% ownership stake in Onlinetel Corp. and a 53% ownership interest in Wireless Age Communications, Inc.

Onlinetel is a telecommunications software and services company, which harnesses the power of proprietary soft-switch technology to deliver VoIP communication services to individuals, businesses and carriers. Utilizing soft switch technology, Onlinetel converts analog voice conversations to digital I.P. packets and routes voice calls, phone-to-phone, over the Internet from any wireless or landline connection. The integration of voice and data networks eliminates the need for traditional telecom services and provides a substantial increase in communication cost efficiencies. Onlinetel has disposed of substantially all of its communications businesses and reflects its results as discontinued operations.

Wireless Age is diversified telecommunications entity operating cellular retail stores and business enterprises distributing pre-paid cellular service cards, professional grade two-way radios and ancillary electronic products.

RACINO ROYALE, INC.
Racino began in June 2006 to enter the business of horse racing and gaming. Out of the gates, it targeted the province of Saskatchewan. With the support of the Saskatchewan Standardbred Horsemen’s Association (“SSHA”) and the Saskatchewan Liquor and Gaming Authority, in short order Racino was operating a track in the province. Big Valley Raceway in Craven, Saskatchewan — approximately 20 minutes north of Regina — held an eight-day meet on Sundays from July 23 to September 10, 2006. Racino intends to apply for race dates again in the future.
Racino entered into a letter of intent to acquire InterAmerican Gaming Corp. If consummated, Racino will participate in the development of various racing, gaming and entertainment ventures in Latin America. InterAmerican is assembling various investments in new gaming markets through its relationships in its markets.

B.	Organizational structure.

The following is a list of each material subsidiary of the Company and the jurisdiction of incorporation and the direct or indirect percentage ownership by the Company of each subsidiary at the fiscal year ended September 30, 2007:

Name of Subsidiary	Jurisdiction of Organization	Percentage of Voting Securities Owned of Controlled
Newlook Industries Corp. (“Newlook”)	British Columbia	35%
Racino Royale, Inc. (“Racino”)	Nevada	10%

The following is an organizational chart showing the Company’s material subsidiaries:

Eiger
Technology,
Inc.
10%
35%
Racino Royale, Inc.
(a Nevada corp.)
Newlook Industries Corp.
(a British Columbia corp.)
100%
53%
Onlinetel Corp.
(a Canadian corp.)
Wireless Age
Communications, Inc.
(a Nevada corp.)

C.	Property, plants and equipment.

The Company’s current property, plants and equipment are comprised primarily of telecommunications and computer equipment located in Ontario, Canada.  The Company currently owns no real estate.

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

Comparative Analysis Between Fiscal 2007 and 2006

During the year ended September 30, 2007, Eiger’s ownership interest in Racino was reduced from 50.4% to 10%. Accordingly the Company changed its accounting treatment for the investment. In previous years the Company consolidated the operating results. However effective August 1, 2007, the Company began to equity account its investment in Racino. The operations of Newlook have been recorded as discontinued operations.

The Company recorded a continuing operations loss of $877,000 during the year ended September 30, 2007 compared to earnings of $506,000 during the comparative period in the prior year.

Revenues of continuing operations during fiscal 2007 were nil compared to $130,000 during fiscal 2006. The revenues during the year ended September 30, 2006, arose from Racino during the period the Company consolidated the operations of Racino. Prior to deconsolidation, occurring during fiscal 2007, Racino did not generate any revenues.

Selling, general and administrative expenses were $636,000 during the year ended September 30, 2007 down from $663,000 during the year ended September 30, 2006. Selling, general and administrative expenses during the year ended September 30, 2007 included wage costs of approximately $196,000, management fees to executive management of $138,000, accounting fees of $42,000, travel costs of $40,000 and miscellaneous costs of $203,000. The decrease in selling, general and administrative costs compared to fiscal 2006 is attributable to the change in business direction of the Company.

The Company incurred foreign exchange losses of $40,000, during the year ended September 30, 2007 compared to $25,000 during the comparative period in the prior year. Foreign exchange losses are incurred upon the translation of US dollar assets and liabilities converted into Canadian dollars during a period of Canadian dollar increasing vis-à-vis the US dollar.

Amortization of property and equipment totaled $12,000 in the current year and $15,000 in 2006.

The Company recorded other expense items totaling $189,000 in fiscal 2007 compared to other income of $1,508,000 in 2006.

During the year ended September 30, 2007, the Company opted to dispose of its investment in Newlook. The Company sold 10,263,000 common shares and also granted options to various investors to acquire 14,000,000 additional shares. The Company recorded an expense of $4,567,000 representing the fair value of the grant of the options and the adjustment to its fair value as of September 30, 2007. In addition the Company recorded a gain on dilution of $4,525,000 in March 2007, when the Company’s investment in Newlook dropped below 50% and changed accounting from consolidation to equity accounting. The dilution gain represents previously consolidated operating losses of Newlook that no longer apply to the Company’s investment in Newlook. The operating results of Newlook have been classified as discontinued operations and are explained elsewhere in this report.

The Company disposed of shares of its investment in Newlook and Racino and recorded a net loss of $97,000 from the disposal of these securities. The Company sold 14,263,000 common shares of Newlook (4,000,000 by way of options exercised) for a loss of $284,000 and 16,021,600 common shares of Racino for a gain of $187,000.

The Company changed from consolidation to equity accounting for its investment in Racino and recorded a loss of $80,000 for the period after deconsolidation to September 30, 2007. Operating expenses of Racino consolidated into the statement of operations prior to deconsolidation were $100,000.

During the year ended September 30, 2007, the Company recoded a loss of $15,000 on the writedown of an advance to a corporation representing the reduction in fair value of the security provided by the corporation. A loss of $45,000 was recorded during the year ended September 30, 2006.

The Company earned interest income of $47,000 from related parties in the current year due to intercompany balances that previously eliminated upon consolidation now attract interest payable to Eiger.

Loss per share from continuing operations during the year ended September 30, 2007 were $0.022 compared to earnings per share of $0.013 in the previous year.

Discontinued Operations

As described earlier in this report, management made the decision to dispose of its investment in Newlook during the second quarter. For this reason, the operating results of Newlook have been regarded as discontinued operations in the consolidated statement of operating results. As with Racino (which is still regarded as a component of continuing operations), the disposal of Newlook occurred in various transactions. On October 1, 2006, the Company held a 78.5% ownership interest in Newlook and divested down to 35% at September 30, 2007. In the second quarter of fiscal 2007, the ownership position of Newlook dropped below 50%, resulting in a change from consolidation accounting to equity accounting. However, due to the discontinued operations treatment, all operating results whether prior or post deconsolidation, are reflected as discontinued operations.

Net earnings of Newlook recorded by the Company during the year ended September 30, 2007 totaled $48,000. Losses prior to deconsolidation were $187,000 and earnings post deconsolidation were $207,000. Newlook acquired a controlling interest in a wireless operating company during the second quarter which generated substantially all of the earnings growth.

Also included in discontinued operations are accrued severance/retirement obligations of $1,000,000 to the Company’s former CEO, who retired during the second quarter of fiscal 2007.

Loss per share from discontinued operations during the year ended September 30, 2007 was $0.024 compared to $0.011 during fiscal 2006.

Consolidated cash, cash equivalents and short-term investments at September 30, 2007 was $nil compared to $102,000 at September 30, 2006. Eiger has no bank debt facilities.  Over the same period, Eiger’s consolidated accounts receivable decreased to $33,000 from $262,000. Consolidated accounts payable and accrued charges decreased to $368,000 from $1,077,000 over the same period.

The Company’s deferred revenue declined from $458,000 at September 30, 2006 to $nil at September 30, 2007 due to the reclassification of Newlook as discontinued operations.  As the subscription is for a one-year term of service, the fee is amortized on a monthly basis over the one-year period and the revenue is deferred until earned.

The Company’s cash-based working capital (net of deferred revenue) of negative $2,193,000 at September 30, 2007 increased from negative $1,829,000 at the prior year primarily due to the discontinuance of Newlook as a continuing operation.

On May 14, 2007, the Company closed a non-brokered private placement of 3,570,000 units of its securities at a price of $0.15 per unit. Each unit is comprised of one share and three share purchase warrants. The warrants, each of which is convertible to one common share, are exercisable for a period of three years at various exercise prices. The Company received proceeds of $536,000. If the warrants are fully exercised, the Company will receive additional cash proceeds of $5,355,000.

The Company’s consolidated financial statements for the year ended September 30, 2007 have been prepared on a going concern basis, in accordance with Canadian generally accepted accounting principles and accounting principles generally accepted in the United States of America. The going concern basis of presentation assumes that the Company will continue in operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and contingencies in the normal course of operations.

There is doubt about the Company's ability to continue as a going concern as the Company has a working capital deficiency of $2,193,000 as at September 30, 2007 (2006 - $1,829,000; 2005 - $1,751,000) and an accumulated deficit of $47,428,000 as at September 30, 2007. The Company's ability to continue as a going concern is dependent upon the Company's ability to raise additional capital, to increase sales, satisfy or renegotiate the forebearance agreement and sustain profitable operations. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

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

Comparative Analysis Between Fiscal 2006 and 2005

For the fiscal year ended September 30, 2006, Eiger’s restated earnings from continuing operations of $506,000 ($0.013 per share) improved from a restated $703,000 ($0.018 per share) loss during the prior year.  During fiscal 2006, the Company recorded a gain of $1,512,000, of which $732,000 arose from licensing rights acquired by Racino and $780,000 of which arose from a reduction in the ownership position in Newlook.

Eiger’s consolidated operating expenses from continuing operations of $1,075,000 (including 372,000 of non-cash items) for the year ended September 30, 2006 increased 53% from a restated $701,000 (including 238,000 of non-cash items) in fiscal 2005. The largest component of operating expenses is selling, general and administrative expenses (“SG&A”), which consists primarily of salaries and benefits, and the operating costs associated with sales. Consolidated SG&A, as restated, of $663,000 for the year ended September 30, 2006 increased 46% from $452,000 in fiscal 2005.

For the fiscal year ended September 30, 2006, Eiger incurred a loss from discontinued operations of $414,000 ($0.010 per share) in comparison to earnings of $453,000 ($0.011 per share) for fiscal 2005.

A.	Liquidity and capital resources.

Comparison of the Company’s financial position between fiscal year end September 2006 and 2007, is difficult due to the change in accounting for its ownership in Racino and Newlook. Ownership positions in both investments declined below 50% during fiscal 2007 and accordingly are now accounted for as equity investments that are no longer consolidated. At September 30, 2006, both entities were consolidated.

The most significant assets of the Company are receivables from Newlook, Racino and Foundation Venture Leasing Inc. (an unrelated entity which purchased substantially all of the Company’s investment in Racino). The Company is owed $2,856,000 from Newlook (and its subsidiaries) and $80,000 from Racino (and its subsidiaries and investees). The Newlook balance is regarded as long term primarily because it has no specific repayment date; however Newlook is generating substantial free cashflow from its subsidiary and $1,600,000 is expected to be partially repaid during the next twelve months. The Foundation Venture Leasing note receivable of $624,000 is secured and is all due within the next twelve months (although the holder is in default as of balance sheet date). The Racino $80,000 balance is without specific repayment terms. The Company’s ability to generate cash for investment purposes is primarily reliant on Newlook, Racino and Foundation Venture Leasing ability to repay these balances.

On May 14, 2007, the Company closed a non-brokered private placement of 3,570,000 units of its securities at a price of $0.15 per unit. Each unit is comprised of one share and three share purchase warrants. The warrants, each of which is convertible to one common share, are exercisable for a period of three years at various exercise prices. The Company received proceeds of $536,000. If the warrants are fully exercised, the Company will receive additional cash proceeds of $5,355,000.

Total liabilities were $5,733,000 at September 30, 2007 at $2,234,000 at September 30, 2006. The increase is primarily attributable to the deconsolidation of Newlook and Racino (which reduced total liabilities) offset by a substantial increase in liabilities due to the Company recording the fair value of a derivative financial instrument, pursuant to the provisions of CICA Handbook Section 3855, of $4,657,000 ($1,777,000 of which is classified as a current liability and $2,880,000 of which is classified as a long term liability). The derivative financial instrument is a liability to be settled with out the use of cash and represents the fair value of options to acquire a total of 10,000,000 Newlook shares held by Eiger.

Accounts payable and accrued charges reduced from $1,077,000 at September 30, 2006 to $368,000 at September 30, 2007. The reduction is primarily the result of deconsolidation of Racino and Newlook. At September 30, 2007, the Company recorded liabilities of discontinued operations of $702,000 representing unpaid severance/ retirement obligations to the Company’s former CEO.

The Company’s consolidated financial statements for the year ended September 30, 2007 have been prepared on a going concern basis, in accordance with Canadian generally accepted accounting principles and accounting principles generally accepted in the United States of America. The going concern basis of presentation assumes that the Company will continue in operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and contingencies in the normal course of operations.

There is doubt about the Company's ability to continue as a going concern as the Company has a working capital deficit of $2,193,000 and an accumulated deficit of $47,428,000 as at September 30, 2007. The Company's ability to continue as a going concern is dependent upon the Company's ability to raise additional capital, to realize on its agreements to dispose of investments and sustain profitable operations. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

The Company believes that future shares issuance and proceeds received from the divestiture of its investments will provide sufficient cash flow for it to continue as a going concern in its present form, however, there can be no assurances that the Company will achieve such results. Accordingly, the consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

B.	Research and development, patents and licenses, etc.

Research and development expenses were nil (nil: 2006; nil: 2005) for the year ended September 30, 2007.

On June 14, 2006, Racino acquired the exclusive rights for a racetrack development opportunity in Saskatchewan, Canada and during fiscal 2007 Racino recorded an impairment of the rights primarily due to inactivity. Racino continues to hold the rights and may in the future attempt to realize on the rights.

Trend information.

The Company is not significantly affected by any particular trends.

C.	Off-balance sheet arrangements.

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

John G. Simmonds	King City ON	CEO and Director
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

Jason R. Moretto	Vaughan ON	President, COO and Director
Director since January 5, 2004.
Mr. Moretto is a Chartered Financial Analyst and Certified General Accountant whose previous experience includes equity research and practicing as an accountant in both industry and public practice. He also holds a Bachelor of Commerce degree from the University of Toronto. Mr. Moretto is wholly involved in managing Eiger’s business operations.

Steven Dulmage	Toronto Ontario	Director
Director since July 17, 2008.
Mr. Dulmage previously served as the Chief Financial Officer of African Gold Group, Inc., a company listed on the Toronto Stock Exchange Venture Exchange.  Prior to joining African Gold Group, Inc., Mr. Dulmage served as a business consultant from January 2003 through April 2003, as a sales agent of the Equigenesis Corporation from December 1999 through December 2002, and as a sales agent for Mantum Corporation from November 1996 until December 1999.  Mr. Dulmage earned a Bachelor of Arts degree at McMaster University in 1964.  Mr. Dulmage is a C.A. (Chartered Accountant) and is a member of the Canadian Institute of Chartered Accountants.  Mr. Dulmage was a director of Travellers Mall.com Inc., a Toronto Stock Exchange Venture Exchange listed company, from 2000-2004.

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

Gary Hokkanen	Thornhill ON	Chief Financial Officer
Chief Financial Officer since July 17, 2007
Mr. Hokkanen is a Certified Management Accountant with over ten years experience in public company financial management at the executive level.

Carrie Weiler	Nobleton ON	Corporate Secretary
Corporate Secretary since July 17, 2007
Ms. Weiler provides professional public company corporate secretarial services to various entities. Ms. Weiler is a member of the Canadian Society of Corporate Secretaries.

B.	Compensation.

For the year ended September 30, 2007 Jason Moretto was compensated $215,000 for his role as President and Chief Operating Officer of the Company. For the same period, Gary Hokkanen received $7,500 for his role as CFO of the Company.

Gerry Racicot was compensated $150,000 for his role as former President and CEO.  In addition, Mr. Racicot was paid a retirement payment valued at $500,000 of which $96,000 has been paid by way of the Company transferring 960,000 Newlook Industries Corp.’s common shares it owns at a deemed price 0f $0.10 per share.

A total of 4 persons served as members of the administrative, supervisory or management bodies of the subsidiaries of the Company during fiscal 2007. The aggregate remuneration paid to such persons was approximately $550,000.

There were no options granted during fiscal 2007.

No options were exercised during the Company’s most recently completed financial year.

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

The Company and its subsidiaries employed approximately 3 staff worldwide during the last fiscal year, the same number as employed in the previous fiscal year. The following is a breakdown of persons employed by main category of activity and geographic location for the last full financial year:

The Company and its subsidiaries have no involvement with labour unions. The Company and its subsidiaries do not employ a significant number of temporary employees.

Share ownership.

Directors and officers

The following table indicates the names and municipalities of residence for each director and officer of the Company, and indicates their respective principal occupations for the preceding five years. The table further indicates the date on which the following persons began acting as directors or officers of the Company, as the case may be, and states the number of voting shares of the Company which are beneficially owned by each of them or over which they have direct or indirect control.

Name and Address	Occupation (1)	Director Since	Number of Voting Shares Beneficially Owned or Controlled Directly or Indirectly (2)
John G. Simmonds King City, ON	CEO and Director of the Company	September 21, 2005	300,000 (4) (5)
Jason R. Moretto Vaughan, ON	President, Chief Operating Officer and Director of the Company	January 5, 2004	464,496 (4) (6)
Stephen Dulmage Toronto, ON	Director of the Company; Retired	July 17, 2007	Nil (3) (4)
Brian M. Cato Ajax, ON	Director of the Company; VP Call Centre Ops., SP Data Response Mgt.	March 21, 2006	Nil (3) (4)
Neal Romanchych Aurora, ON	Director of the Company; VP Sales/Service, 411.ca	March 21, 2006	Nil (3) (4)
Gary N. Hokkanen Thornhill, ON	Chief Financial Officer	July 17, 2007	Nil
Carrie J. Weiler Nobleton, ON	Corporate Secretary	July 17, 2007	170,000 (7)

Notes:

(1) For the last five years, each of the proposed nominees has been engaged in his current principal occupation, except for Jason Moretto who was previously engaged at BMO Nesbitt Burns; John Simmonds who was previously engaged at Wireless Age Communications Inc.; Brian Cato who was previously engaged at Onlinetel and ICG Communications; Neal Romanchych who was previously engaged at Newlook and Riptide Inc.; and Gary Hokkanen who was employed by Wireless Age Communications, Inc.

(2) Includes Shares over which control or direction is exercised. The information as to Shares beneficially owned or controlled, not being within the knowledge of the Company, has been provided by the nominees.

(3) Member of the Audit Committee.

(4) Member of the Corporate Governance and Compensation Committee

(5) M. Simmonds holds warrants to purchase 900,000 shares.

(6) Mr. Moretto holds options to purchase 810,000 shares and warrants to purchase 900,000 shares.

(7) Ms. Weiler holds warrants to purchase 450,000 shares.

The following table indicates the total number of voting shares of the Company held by its directors and officers individually and as a group, and the percentage that such shares form of the total number of voting shares of the Company issued and outstanding.
Name	Number of Shares Beneficially Owned or Controlled Directly or Indirectly	Percentage of Total Shares Issued (1)
Directors and Officers as a Group	934,496	2.2%

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

All transactions within the corporate group listed in note 18 of the consolidated financial statements for the year ended September 30, 2007, are in the normal course of business and are recorded at the carrying value. Inter-company transactions and balances are eliminated upon consolidation.

Service fees charged by directors, officers or corporations owned by management personnel during the period totaled $1,180,000 (2006 - $300,000; 2005 - $300,000). Included in the current period is $1,000,000 as a severance/retirement settlement with the Company’s former CEO.

Included in accounts payable are payables to directors, officers or corporations owned by management personnel of $1,006,000 (2006 - $388,000; 2005 - $268,000). $702,000 of the current period amount is due to the Company’s former CEO pursuant to his severance/retirement settlement and has been classified as discontinued operations.

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

Export Sales

Total Sales	Export Sales	Export Sales as % of Total Sales
$Nil	$Nil	0%

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

Item 9. The Offer and Listing.

A. Offer and listing details.

Information regarding the price history of the stock.

Calendar Period	High (Cdn$)	Low (Cdn$)	Volume

Month Ended

December 2007	0.08	0.05	1,508,200
November 2007	0.07	0.05	2,303,400
October 2007	0.08	0.06	917,700

Quarter Ended	High (Cdn$)	Low (Cdn$)	Volume

September 2007	0.13	0.07	1,606,300
June 2007	0.16	0.11	2,965,800
March 2007	0.14	0.11	1,962,600
December 2006	0.20	0.10	3,498,000
September 30, 2006	0.21	0.12	1,254,200
June 30, 2006	0.31	0.14	1,410,200
March 31, 2006	0.40	0.25	4,359,400
December 31, 2005	0.53	0.15	4,587,300
September 30, 2005	0.28	0.12	2,879,900
June 30, 2005	0.28	0.11	2,077,700
March 31, 2005	0.34	0.14	2,552,400
December 31, 2004	0.42	0.22	3,756,600

Year Ended

September 30, 2004	1.40	0.36	22,063,300
September 30, 2003	0.85	0.42	14,546,807
September 30, 2002	2.24	0.37	32,601,669

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

On March 28, 2008 the Company was advised that the Listings Committee of Toronto Stock Exchange (TSX) has determined to delist the common shares of the Company.  The TSX Committee believes that the Company has not satisfied the TSX’s Continued Listing Policies.  The delisting will be effective at the close of business on April 25, 2008. The Company is investigating alternative Canadian markets.

The common shares were listed on the NASD OTC Bulletin Board on October 8, 1997 and trade under the symbol “ETIFF”.

D. Selling shareholders.

Not Applicable.

A.	Dilution.

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

Our Chief Executive Officer, John Simmonds and our Chief Financial Officer, Gary Hokkanen, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in US Exchange Act Rule 13(a)-14(c)) as of the date of this Form 20-F, have concluded that, as of such date, the Company’s disclosure controls and procedures were effective at the reasonable assurance level to ensure that material information relating to the Company was made known to them by others within the Company particularly during the period in which this Form 20-F was being prepared.

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

Item 15.A                                Changes in Internal Control over financial reporting

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

The Company’s Board of Directors has determined that the Company has at least one audit committee financial expert serving on its audit committee.  The Company’s audit committee financial expert is Steven Dulmage, who is independent for audit committee purposes.

Item 16B.                                Code of Ethics.

The Company has adopted a code of ethics that applies to its Chief Executive Officer and Chief Financial Officer.

Item 16C.                      Principal Accountant Fees and Services

(a)           Audit Fees

The aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s principal accountant for the audit of the Company’s annual financial statements, together with services that are normally provided by the principal accountant in connection with statutory and regulatory filings or engagements were approximately $$25,000 for the year ending September 30, 2007 and $37,000 for the year ending September 30, 2006.

(b)           Audit-Related Fees

The aggregate fees billed for each of the last two fiscal years for assurance and related services by the principal accountant that were reasonably related to the performance of the audit or review of the Company’s financial statements but are not reported under paragraph (a) of this Item were zero ($nil).

(c)           Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning were $<> for the year ended September 30, 2007 and $<> for the year ended September 30, 2006 for preparation of the Company’s tax returns.

(d)           All Other Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant other than services disclosed in paragraphs (a) through (c) of this Item were $nil in the year ending September 30, 2007 and $nil in the year ending September 30, 2006.

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

See Item 18.

Item 18.                      Financial Statements.

The following financial statements are attached to and form part of this Annual Report:

Audit Report
Audited Consolidated Financial Statements of the Company for the years ended September 30, 2007, September 30, 2006 and September 30, 2005.

Item 19.                      Exhibits.

Exhibit Number		Page
1.1	Certificate of Incorporation dated September 8, 1986.	*
1.2	Certificate of Name Change dated November 26, 1999.	*
1.3	Articles (Bylaws) of the Corporation.	*
1.4	Company Stock Option Plan	*
4.a.1	Plan of Exchange dated as of August 3, 2001 between Onlinetel and Eiger Technology, Inc.	*
*
4.a.2	Share Purchase Agreement dated as of November 8, 2001 among ETIFF Holdings Inc., K-Tronik International Corp., and LMC Capital Corp.	*
*
4.a.3	Share Purchase Agreement dated as of December 19, 2001 among Vision Unlimited Equipment Inc., ADH Custom Metal Fabricators Inc., and Newlook Capital Corp	*
31	Section 302 Certifications
32	Section 906 Certifications

* Incorporated by reference, as previously filed with the Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Eiger Technology, Inc.

Date: March 31, 2008	By:	/s/ Gary N. Hokkanen
Name: Gary N. Hokkanen
Title: Chief Financial Officer

EIGER TECHNOLOGY, INC.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2007, 2006 AND 2005 (RESTATED)

(EXPRESSED IN CANADIAN DOLLARS)

CONTENTS
Auditors' Report	1
Comments by Auditors on Canada - United States Reporting Differences	2
Consolidated Balance Sheets	3
Consolidated Statements of Operations	4
Consolidated Statements of Cash Flows	5
Notes to Consolidated Financial Statements	6 - 29

F1

AUDITORS' REPORT

To the Shareholders of
Eiger Technology, Inc.

We have audited the consolidated balance sheets of Eiger Technology, Inc. as at September 30, 2007, 2006 and 2005 and the consolidated statements of operations and cash flows for each of the years in the three-year period ended September 30, 2007. The financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2007, 2006 and 2005 and the results of its operations and its cash flows for the years in the three-year period ended September 30, 2007 in accordance with Canadian generally accepted accounting principles.

As described in note 4 to the consolidated financial statements, the accompanying consolidated financial statements of the company as at September 30, 2005 and for the year then ended have been restated. We therefore withdraw our previous report dated December 22, 2005 on those financial statements originally filed.

Toronto, Canada	LICENSED PUBLIC ACCOUNTANTS
December 20, 2007

F2

COMMENTS BY AUDITORS ON CANADA - UNITED STATES

REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in note 2 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated December 20, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

Toronto, Canada	LICENSED PUBLIC ACCOUNTANTS
December 20, 2007

F3

EIGER TECHNOLOGY, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
September 30, 2007, 2006 and 2005

ASSETS	2007	2006	2005 (Restated – Note 4)
Current
Cash	$-	$75,000	$25,000
Short-term investments	-	27,000	-
Accounts receivable	33,000	262,000	586,000
Prepaid expenses and sundry assets	3,000	34,000	59,000
Note receivable (note 6)	624,000	-	-
Current assets of discontinued operations (note 7)	-	-	3,000
Income taxes recovery	-	7,000	-
Total Current Assets	660,000	405,000	673,000
Property and Equipment (note 8)	50,000	986,000	1,148,000
Advance to Corporation (note 10)	16,000	31,000	96,000
Investments (note 9)	207,000	-	-
Due from Related Parties (note 11)	2,936,000	-	-
Licensing Rights (note 12)	-	1,479,000	-
Other Asset	-	-	15,000
Total Long-Term Assets	3,209,000	2,496,000	1,259,000
Total Assets	$3,869,000	$2,901,000	$1,932,000
LIABILITIES
Current
Bank indebtedness	$6,000	$-	$-
Accounts payable and accrued charges	368,000	1,077,000	1,030,000
Capital lease obligations – current position (note 14)	-	-	82,000
Other payable (note 15)	-	699,000	923,000
Deferred revenue	-	458,000	387,000
Current portion of derivative financial instrument (note 13)	1,777,000	-	-
Current liabilities of discontinued operations (note 7)	702,000	-	2,000
Total Current Liabilities	2,853,000	2,234,000	2,424,000
Derivative Financial Instrument (note 13)	2,880,000	-	-
Total Long-Term Liabilities	2,880,000	-	-
Total Liabilities	5,733,000	2,234,000	2,424,000
Non-Controlling Interests in Subsidiaries	-	695,000	-
Commitments and Contingencies (note 16)
SHAREHOLDERS’ DEFICIENCY
Share Capital (note 17)	44,286,000	43,839,000	43,839,000
Contributed Surplus (note 17c)	1,278,000	1,705,000	1,333,000
Accumulated Deficit	(47,428,000)	(45,572,000)	(45,664,000)
Total Shareholders’ Deficit	(1,864,000)	(28,000)	(492,000)
Total Liabilities and Shareholders’ Deficit	$3,869,000	$2,901,000	$1,932,000

APPROVED ON BEHALF OF THE BOARD
“JOHN G. SIMMONDS” (Director)	“JASON MORETTO” (Director)

(The accompanying notes are an integral part of these consolidated financial statements.)

F4

EIGER TECHNOLOGY, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
Years Ended September 30, 2007, 2006 and 2005

	2007	2006	2005 (Restated – Note 4)
Revenues	$-	$130,000	$-
Cost of Revenues	-	82,000	-
Gross Profit	-	48,000	-
Expenses
Selling, general and administrative	636,000	663,000	452,000
Amortization of property and equipment	12,000	15,000	20,000
Foreign exchange loss (gain)	40,000	25,000	(9,000)
Stock based compensation (note 17 a and c)	-	372,000	238,000
Total Expenses	688,000	1,075,000	701,000
Loss from Operations	(688,000)	(1,027,000)	(701,000)
Other Income (Expenses)
Interest and bank charges	(2,000)	(2,000)	(2,000)
Fair value adjustment to derivative financial instrument (note 13)	(4,567,000)	-	-
Gain on dilution (note 9)	4,525,000	-	-
Share of losses of equity accounted investee (note 9)	(80,000)	-	-
Writedown of advance to corporation (note 10)	(15,000)	(45,000)	-
(Loss)/gain on disposal of investments (note 9)	(97,000)	1,512,000	-
Interest income	47,000	-	-
Gain on sale of investment in subsidiary	-	43,000	-
Total Other Income (Expenses)	(189,000)	1,508,000	(2,000)
(Loss) Earnings from Continuing Operations
Before Income Taxes	(877,000)	481,000	(703,000)
Provision for income taxes – future (note 19)	-	-	-
(Loss) Earnings before Non-Controlling Interests	(877,000)	481,000	(703,000)
Non-controlling interests	-	(25,000)	-
(Loss) Earnings from Continuing Operations	(877,000)	506,000	(703,000)
(Loss) Earnings from Discontinued Operations (no tax effect) (note 7)	(979,000)	(414,000)	453,000
Net (Loss) Earnings and Comprehensive Income (Loss)	(1,856,000)	92,000	(250,000)
Deficit – Beginning of Year as Previously Reported	(45,572,000)	(44,806,000)	(40,023,000)
Restatement (note 4)	-	(858,000)	(4,296,000)
Deficit – Beginning of Year, as Restated	(45,572,000)	(45,664,000)	(44,319,000)
Change in accounting policy (note 5)	-	-	(1,095,000)
Deficit – End of Year	$(47,428,000)	$(45,572,000)	$(45,664,000)
(Loss) Earnings Per Weighted Average Number of Shares Outstanding – Basic and Diluted
Continuing Operations	$(0.022)	$0.013	$(0.018)
Net (Loss) Earnings	$(0.046)	$0.002	$(0.006)
Weighted Average Number of Shares Outstanding – Basic and Diluted	40,198,924	38,819,054	38,819,054

(The accompanying notes are an integral part of these consolidated financial statements.)

F5

EIGER TECHNOLOGY, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years Ended September 30, 2007, 2006 and 2005
	2007	2006	2005 (Restated – Note 4)
Cash Flows from Operating Activities
Net (Loss) Earnings from continuing operations	$(877,000)	$506,000	$(703,000)
Adjustments for:
Amortization of property and equipment	12,000	15,000	20,000
Foreign exchange	40,000	-	-
Non-controlling interests	-	(25,000)	-
Fair value adjustment on derivative financial instrument	4,567,000	-	-
Gain on dilution	(4,525,000)	-	-
Stock-based compensation	-	372,000	238,000
Share of losses of equity accounted investee	80,000	-	-
Writedown of advance to corporation	15,000	45,000	-
Loss/(gain) on disposal of investments	97,000	(1,512,000)	-
Gain on sale of investment in subsidiary	-	(43,000)	-
Funds used in continuing operating activities	(591,000)	(642,000)	(445,000)
Changes in Non-Cash Working Capital:
Accounts receivable	(25,000)	(15,000)	345,000
Prepaid expenses and sundry assets	7,000	13,000	(16,000)
Income taxes recovery	-	(7,000)	-
Accounts payables and accrued charges	142,000	183,000	(196,000)
Other payable	-	-	-
Deferred revenue	-	-	-
Net funds used in by continuing operating activities	(467,000)	(468,000)	(312,000)
Net earnings from discontinued operations	(979,000)	(414,000)	453,000
Adjustments for:
Non-cash (earnings) expenditures	(30,000)	-	805,000
Loss (gain) on disposal of assets of discontinued operations	-	-	(1,057,000)
Assets of discontinued operations	-	492,000	5,641,000
Liabilities of discontinued operations	702,000	(356,000)	(5,510,000)
Net funds (used in) provided by discontinuing operations	(307,000)	(278,000)	332,000
Cash Flows from Investing Activities:
Decrease (increase) in short term investments	-	-	8,000
Decrease (increase) in advance to related parties	(1,314,000)	60,000	-
Acquisition of property and equipment	(5,000)	-	-
Proceeds from sale of investment in former subsidiaries	1,476,000	43,000	-
Acquisition of licensing rights	-	(27,000)	-
Decrease in other asset	-	-	-
Net funds provided by investing activities	157,000	76,000	8,000
Cash Flows from Financing Activities:
Proceeds from common stock private placement	536,000	-	-
Repayment of capital lease obligations	-	-	-
Contributions from non-controlling interests, net of share issuance costs	-	720,000	-
Bank indebtedness	6,000	-	(3,000)
Net funds provided by (used in) financing activities	542,000	720,000	(3,000)
Net (Decrease) Increase in Cash	(75,000)	50,000	25,000
Cash – Beginning of Year	75,000	25,000	-
Cash – End of Year	$-	$75,000	$25,000

(The accompanying notes are an integral part of these consolidated financial statements.)

F6

EIGER TECHNOLOGY, INC.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2007 , 2006 and 2005

1.	Organization and Nature of Business

Eiger Technology, Inc. (the "Company" or "Eiger") was originally incorporated as Alexa Ventures Inc. on September 8, 1986 under the laws of British Columbia. Currently, the Company is in good standing, operating under the laws of Ontario.  The Company is listed as an issuer on the TSX.

The Company has two investments, the first named Newlook Industries Corp. (“Newlook”), which is in the wireless business sector and the second named Racino Royale, Inc. (“Racino”) which is making investments in the horseracing and gaming markets.

Newlook Industries Corp.

On October 1, 2006, the Company held a 78.5% ownership interest in Newlook. During the second quarter of fiscal 2007, the Company made a decision to dispose of its investment in order to focus on other business opportunities. The common shares forming the Company’s investment were either sold outright or were subject to options agreements whereby the optionees could acquire the shares over time. At September 30, 2007 the Company held a 35% ownership position in Newlook. (see note 9)

Racino Royale, Inc.

On October 1, 2006, the Company held a 50.4% ownership interest in Racino. In order to focus on other business opportunities the Company disposed of substantially all of its interest prior to year end. At September 30, 2007, the Company held a 10% interest in Racino.

Prior to 2007 the Company consolidated the operating results and balance sheets of Newlook and Racino with its financial statements. During fiscal 2007, due to a reduction in ownership percentage as described below, the investments in Newlook and Racino have been deconsolidated. The effects of deconsolidation are described in notes 7 and 9.

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

There is doubt about the Company's ability to continue as a going concern as the Company has a working capital deficiency of $2,193,000 as at September 30, 2007 (2006 - $1,829,000; 2005 - $1,751,000) and an accumulated deficit of $47,428,000 as at September 30, 2007.  The Company's ability to continue as a going concern is dependent upon the Company's ability to raise additional capital, to increase sales, and sustain profitable operations.  Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

F7

EIGER TECHNOLOGY, INC.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2007 , 2006 and 2005

2.	Going Concern (cont’d)

The Company believes that future share issuance and certain sales related efforts will provide sufficient cash flow for it to continue as a going concern in its present form, however, there can be no assurances that the Company will achieve such results. Accordingly, the consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

3.	Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian GAAP which, except as noted in note 20, is consistent in all material respects with accounting principles generally accepted in the United States of America.  The principal accounting policies followed by the Company are as follows:

a)	Basis of Presentation

The accompanying consolidated financial statements include the accounts of Eiger and its subsidiaries as listed in note 18 and are presented in Canadian dollars under the accrual method of accounting.  All significant intercompany transactions and balances have been eliminated upon consolidation.

b)	Short-term Investments

Short-term investments are comprised of Canadian money market funds and short-term commercial paper.  They are valued at cost plus accrued interest, which approximates market value.  Short-term investments are written down to market value when less than cost.

c)	Property and Equipment

Property and equipment are stated at cost based on the estimated useful lives of the assets, provided using the under noted annual rates and methods:

Furniture and Fixtures	20%	Declining Balance
Computer Equipment	30%	Declining Balance
Telecommunications Equipment	30%	Declining Balance
Leasehold improvements	10 years	Straight Line

F8

F9

EIGER TECHNOLOGY, INC.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2007 , 2006 and 2005

3.	Significant Accounting Policies (cont’d)

d)	Investments

Investments in other entities are accounted for using the equity method or cost basis depending upon the level of ownership and/or the Company's ability to exercise significant influence over the operating and financial policies of the investee. Equity investments are recorded at original cost and adjusted periodically to recognize the Company's proportionate share of the investees' net income or losses after the date of investment. When net losses from an equity accounted for investment exceed its carrying amount, the investment balance is reduced to zero and additional losses are not provided for. The Company resumes accounting for the investment under the equity method when the entity subsequently reports net income and the Company's share of that net income exceeds the share of net losses not recognized during the period the equity method was suspended. Investments are written down only when there is clear evidence that a decline in value that is other than temporary has occurred. When an equity accounted for investee issues its own shares, the subsequent reduction in the Company's proportionate interest in the investee is reflected in income as a deemed dilution gain proportionate interest in or loss on disposition.

e)	Licensing Rights

Licensing rights of a former subsidiary are recorded at cost and are considered to have a perpetual life. Licensing rights are tested for impairment on a periodic basis or when events or circumstances dictate.

f)	Advertising Costs

The Company expenses advertising costs as incurred.

g)	Long-lived Asset Impairment

The carrying values of long-lived assets are periodically reviewed by management and impairments would be recognized if the expected future operating non discounted cash flows derived from an asset were less than carrying value. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is assessed based on the carrying amount of a long-lived asset compared to the sum of the future undiscounted cash flows expected to result from the use and the eventual disposal recoverable and exceeds its fair value.  No impairments have been recorded.

h)	Financial Instruments

Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of the financial instruments approximates their carrying values, unless otherwise noted.

F10

EIGER TECHNOLOGY, INC.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2007 , 2006 and 2005

3.	Significant Accounting Policies (cont’d)

h)	Financial Instruments (cont’d)

Credit Risk

The Company's financial assets that are exposed to credit risk consist primarily of short-term investments, accounts receivable, due from related parties, and advance to corporation.

The Company is exposed to credit risk from related parties. Amounts due from related parties have no specific repayment terms and are unsecured.

The Company, in the normal course of business, is exposed to credit risk from its customers.  Management believes that sufficient allowance has been made for bad debts in these financial statements based on a review of accounts on an individual basis.  The concentration of credit risk in trade accounts receivable is not considered to be significant due to the Company's large client base; however, these amounts are collected from an intermediary representing approximately 0% of accounts receivable at September 30, 2007 (2006 – 81%; 2005 -68%).

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

The Company derived revenues from conducting horse-races.  Revenues are primarily grants received from the government to subsidize the horse-races and to a much lesser extent from parimutuel wagering.

Revenues are recognized upon approval by regulatory authority as a result grant income is recognized subsequent to the race date; whereas, wagering revenues are recognized on the race  date.

The Company’s former subsidiary deferred subscription fees received for its advertising based long distance calling subscription plans.  As the subscription is for a one-year term of service, the fee is realized as income on a monthly basis over the one-year period.  When a one-year subscription term expires, customers may continue service by renewing for another one-year term.  Accordingly, the subscription fee at the time of renewal would be recognized over the period of the new subscription term.  Monthly recognized revenue reflects the portion of existing plus new subscriber revenue.

j)	Sales of Shares by Investees

When an investee sells unissued shares to new shareholders, the Company records an adjustment to reflect an increase or decrease in the carrying value of its investment and a resulting gain or loss in the consolidated statement of operations.

F11

EIGER TECHNOLOGY, INC.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2007 , 2006 and 2005

3.	Significant Accounting Policies (cont’d)

k)	Income Taxes

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

n)	Foreign Currency Translation

Monetary items denominated in foreign currencies are translated into Canadian dollars at the foreign currency exchange rate in effect at each balance sheet date. Non-monetary items in foreign currencies are translated into Canadian dollars at historical rates of exchange except for those carried at market which are translated at the foreign currency exchange rate in effect at each balance sheet date. Revenues and expenses denominated in foreign currencies are translated into Canadian dollars at the weighted average foreign current exchange rate for the year. Translation gains and losses are included in determining net earnings.

F12

EIGER TECHNOLOGY, INC.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2007 , 2006 and 2005

4.	Restatement of Previously Issued Consolidated Financial Statements

In 2006, the Company became aware of certain potential accounting issues affecting certain accounts in the prior years. The Company conducted an inquiry into these accounting issues.  As a result, the Company is restating its previously issued consolidated financial statements for the year ended September 30, 2005 due to accounting errors.

Certain reclassifications of business units to discontinued operations (note 7) during fiscal 2007 have resulted in the adjustments presented below to previously reported restatements.

The effect on the consolidated statement of operations and the consolidated balance sheet for the year ended September 30, 2005 is as follows:
	As Previously Reported	Change Resulting from Restatement	Discontinued Operations Reclassification	Restated
Consolidated Statement of Operations:
Selling, general and administrative (e)	$1,681,000	$(48,000)	$(1,181,000)	$452,000
Stock-based compensation (f)	$168,000	$70,000	$-	$238,000
Non-controlling interests (b)	$316,000	$(316,000)	$-	$-
Loss from continuing operations (b)	$(1,460,000)	$260,000	$497,000	$(703,000)
(Loss) earnings from discontinued operations (no tax effect) (g)	$(2,486,000)	$3,436,000	$(497,000)	$453,000
Net loss	$(3,946,000)	$3,696,000	$-	$(250,000)
(Loss) earnings per weighted average number of shares outstanding - basic and diluted
Continuing operations	$(0.040)	$0.010	$0.012	$(0.018)
Net loss	$(0.060)	$0.050	$0.016	$(0.006)
Weighted average number of shares outstanding - basic and diluted	38,292,125	526,929	-	38,819,054
Consolidated Balance Sheet:
Short-term investments (c)	$8,000	$(8,000)	$-	$-
Non-controlling interests in subsidiaries (b)	$308,000	$(308,000)	$-	$--
Share capital (c) and (d)	$43,297,000	$92,000	$-	$43,389,000
Accumulated deficit	$(44,806,000)	$(858,000)	$-	$(45,664,000)

F13

EIGER TECHNOLOGY, INC.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2007 , 2006 and 2005

4.       Restatement of Previously Issued Consolidated Financial Statements (cont’d)

a)	Accumulated Comprehensive Loss

It was determined that Racino had inadvertently excluded accumulated comprehensive loss from the determination of discontinued operations.  The accumulated comprehensive loss primarily included foreign currency translation adjustments.

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

It was determined that the Company had inadvertently included reciprocal shareholding balances in its share capital account for a company that was no longer associated.

e)	Sales Returns

It was determined that sales return balances were included in the selling, general and administrative expenses rather than being applied as a deduction to sales.

f)	Stock-Based Compensation

It was determined that stock-based compensation balances did not include certain amounts from a subsidiary.  Additionally, the disclosure notes for stock-based compensation were enhanced to comply with GAAP.

g)	Discontinued Operations

In 2006, it was determined that discontinued operations were overcharged for the impact of the non-controlling interests.

As a result of the above items, the September 30, 2005 figures, presented for comparative purposes, have been restated from those previously reported, in order to properly account for the errors.

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

F14

EIGER TECHNOLOGY, INC.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2007 , 2006 and 2005

5.       Change in Accounting Policy

Executives and certain senior managers of the Company participate in the stock-based compensation plan, as described in note 17.  Effective October 1, 2004, the Company adopted, on a retroactive basis, the recommendations of CICA Section 3870, “Stock-based Compensation and Other Stock-based Payments”.  These recommendations require that compensation for all equity based awards made to non-employees and employees be measured and recorded in the consolidated financial statements at fair value.  The fair value of stock-based compensation is determined using the Black-Scholes option pricing model.  The resulting value is charged against income over the vesting periods of the option.

6.       Note Receivable

On August 8, 2007, the Company disposed of 14,021,600 common shares of Racino to a third party in exchange for $29,000 (US$30,000) cash and a secured note receivable of $667,000 (US$671,000). The third party and the Company entered into a pledge agreement pursuant to which the debtor has pledged 12,619,460 Racino shares to the Company as security for the third party’s obligation under the note. The note is non-interest bearing and the repayment terms are as follows:

August 31, 2007	$69,000
September 30, 2007	133,000
February 1, 2008	233,000
September 1, 2008	232,000
$667,000

As of September 30, 2007, the note receivable has been reduced to $624,000 (US$627,000). Although the note is fully secured the issuer is in default under the repayment terms of the note.

7.	Discontinued Operations

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

During the second quarter of fiscal 2007, the management decided to dispose of its investment in Newlook. The disposal involved the sale of part of its investment and options to sell the remainder of the investement.

F15

EIGER TECHNOLOGY, INC.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2007 , 2006 and 2005

7.       Discontinued Operations (cont’d)

The operations of Newlook, Alexa, KTNA and KTA are presented in the consolidated financial statements as discontinued operations as follows:
	2007	2006	2005
Revenue	$8,649,000	$3,629,000	$4,861,000
Cost of revenue and expenses of discontinued operations	9,628,000	4,043,000	6,371,000
Loss on discontinued operations	(979,000)	(414,000)	(1,510,000)
Gain on disposal of assets of discontinued operations	-	-	1,057,000
Income taxes	-	-	-
Earnings (loss) from discontinued operations	$(979,000)	$(414,000)	$(453,000)

Assets and liabilities presented in the consolidated balance sheets include the following assets and liabilities of discontinued operations:

	2007	2006	2005
Current assets	$-	$-	$3,000
Property and equipment	-	-	-
Assets of discontinued operations	$-	$-	$3,000
Current liabilities	$702,000	$-	$2,000
Long-term debt	-	-	-
Liabilities of discontinued operations	$702,000	$-	$2,000

8.	Property and Equipment
	Cost	Accumulated Amortization	2007 Net Book Value	2006 Net Book Value	2005 Net Book Value
Furniture and fixtures	$142,000	$96,000	$46,000	$70,000	$88,000
Telecommunications equipment	-	-	-	617,000	882,000
Computer equipment	5,000	1,000	4,000	126,000	178,000
Leasehold improvements	-	-	-	173,000	-
	$147,000	$97,000	$50,000	$986,000	$1,148,000

F16

EIGER TECHNOLOGY, INC.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2007 , 2006 and 2005

9.           Investments

a)	Racino

During fiscal 2007, the Company disposed of a sufficient number of common shares of Racino to reduce the ownership interest to below 50%. Accordingly the Company changed accounting methods from consolidation to equity accounting.

As of September 30, 2007, the Company’s investment in Racino was $Nil.

During the year ended September 30, 2007, the Company recorded its share of Racino losses post deconsolidation of $80,000.

During fiscal 2007, the Company disposed of 16,021,600 Racino shares (14,021,600 shares as described in Note 6) for total proceeds of $881,000 ($184,000 cash and $697,000 note receivable) and the Company recorded a gain of $187,000 from the sale transactions.

During 2006, Racino issued 5,000,000 common shares and 500,000 warrants, to new shareholders as part of the consideration for certain licensing rights.  The transaction resulted in a reduction of the Company's ownership interest in Racino from 64.0% to 50.4%.  The Company recorded a $732,000 gain to record an increase in the carrying value of its investment as a result of the value of licensing rights received by Racino.

b)	Newlook

The Company reduced its ownership position in Newlook from 78.5% at the beginning of fiscal 2007 to 35% at September 30, 2007. In prior years the Company consolidated Newlook but during the second quarter of fiscal 2007 the Company deconsolidated Newlook and began to equity account for this investment.

As of September 30, 2007, the Newlook investment balance was $207,000.

The consolidated loss prior to deconsolidation and the post deconsolidation equity earnings are classified as discontinued operations.

In fiscal 2007, the Company sold 14,263,000 Newlook shares for total cash proceeds of $1,866,000 and recorded a loss on disposal of $285,000. The Company also issued options to others to acquire its remaining investment in Newlook at $0.10 per share at specific dates in the future (note 13).

At the deconsolidation of the investment in Newlook the Company recorded a gain on dilution of $4,525,000, representing previously consolidated losses no longer attributable to the Company’s carrying value in the Newlook investment.

F17

EIGER TECHNOLOGY, INC.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2007 , 2006 and 2005

9.       Investments (cont’d)

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

10. Advance to Corporation

	2007	2006	2005
Advance to Lexatec VR Systems Inc.	$16,000	$31,000	$96,000

The advance noted above is non-interest bearing has no specific terms of repayment and is secured by a pledge of reciprocal shareholdings.  In 2006, $21,000 was collected.  At September 30, 2007, management recorded a writedown of the advance to the market value of the security.

11.           Due from Related Parties

Following the deconsolidation of Newlook and Racino, the Company began to record amounts due from related parties.

As at September 30, 2007, amounts due from related parties are as follows:

Newlook and subsidiaries	$2,856,000
Racino and subsidiaries and investments	80,000
$2,936,000

Amounts due from related parties are unsecured and have no specific repayment dates. Interest accrues on the amounts from Newlook at Prime + 2% per annum. Amounts due from Racino are non-interest bearing.

F18

EIGER TECHNOLOGY, INC.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2007 , 2006 and 2005

12.	Licensing Rights

On June 14, 2006, Racino acquired the exclusive rights for a racetrack development opportunity in Saskatchewan, Canada.  The consideration of $1,479,000 (US$1,471,000) for the acquired rights consisted of the following: (a) cash of $22,000 (US$23,000), (b) issuance of 5,000,000 shares of Racino at  a price of $0.238 (US$0.24) per share for a total amount of $1,100,00 (US$1,200,000), (c) warrants in the equity of Racino valued at $93,000 (US$94,000), and (d) legal costs of $900 (US$1,000).

The warrants are exercisable at $0.10 US per share, expiring in three years from the date of issuance.

The fair value of the warrants was estimated on the date of issuance using the Black-Scholes option pricing model with the following weighted average assumptions used:

Dividend yield	0.0%
Expected volatility	106%
Risk-free interest rate	4.3%
Expected life	3 years

13.	Derivative Financial Instrument

During January 2007, the Company issued call options to third party investors to acquire 14,000,000 common shares of the Company’s investment in Newlook exercisable at $0.10 per share expiring in tranches of 2,000,000 shares on each of March 18, 2007, September 18, 2007, March 18, 2008, September 18, 2008, March 18, 2009, September 18, 2009 and March 18, 2010. The Company valued the options collectively at $889,000 at issuance.

On September 28, 2007, the Company cancelled options to acquire 900,000 common shares issued in January 2007 and reissued the options to Wireless Age Communications Inc., a majority owned subsidiary of Newlook at an exercise price of $0.40 per share.

Prior to year end 2007, 4,000,000 of the options were exercised and at September 30, 2007, options to purchase 10,000,000 Newlook common shares were outstanding. The fair value of the remaining options at September 30, 2007 was $4,567,000 of which $1,777,000 has been classified as a current portion of the derivative financial liability.

The Company recognized a $4,567,000 adjustment to income during 2007 representing changes in fair value during the year.

The estimated fair value of the options at September 30, 2007 was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate	5.0%
Dividend yield	0%
Volatility factor of expected market price of
Newlook’s shares	136.2%
Average expected option life (in years)	1.4
Weighted-average grant date fair values of
options granted	$0.47

F19

EIGER TECHNOLOGY, INC.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2007 , 2006 and 2005

14.   Capital Lease Obligations
	2007	2006	2005
Capital lease obligations - secured by telecommunications equipment as described in note 8 having a net book value of Nil (2006 - $261,000; 2005 - $374,000), were repayable in monthly installments of principal and interest at rates ranging from 30% to 31% per annum.	$-	$-	$88,000
Less: amount representing interest	-	-	(6,000)

Present value of net minimum lease payments	-	-	82,000
Less: current portion	-	-	(82,000)

Long-term debt	$-	$-	$-

During the year, the Company paid nil (2006 - $6,000; 2005 - $76,000) in interest on long-term debt. The capital lease payments were discharged in 2006.

15.           Other Payable

Pursuant to a Forbearance Agreement signed on September 30, 2005 with a telecommunications company, the Company's former subsidiary, Onlinetel Corp. is obligated to pay a principal amount of  Nil (2006 - $580,000; 2005 – 899,000) plus interest calculated at an annual rate of 8% per annum.  Newlook unconditionally and irrevocably guarantees payment of the obligation.  Amendments to the Forbearance Agreement were signed on May 25, 2006 and December 5, 2006. Newlook made payments towards the outstanding balance of $286,619 on April 11, 2006 and $124,000 on November 9, 2006. The Company’s former subsidiary settled the remaining balance during fiscal 2007.

16.	Commitments and Contingencies

There is a claim outstanding against the Company by a former employee for wrongful dismissal, alleged breach of contract, punitive and aggravated damages and costs. It is the Company's opinion that there is no merit to the claim of breach of contract, punitive or aggravated damages. Management believes that damages resulting from this claim would be immaterial, if any.

Pursuant to a settlement agreement with the Company’s former Chief Executive Officer (“CEO”), the Company granted a first charge senior security interest over all of its collateral assets as security for its obligations under the agreement.

F20

EIGER TECHNOLOGY, INC.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2007 , 2006 and 2005

17.           Share Capital

Authorized: 100,000,000 Common Shares without par value

Issued:
                                2007                                                               2006                                                                 2005
	No. of Shares	Amount	No. of Shares	Amount	No. of Shares	Amount
Beginning of year	38,860,174	$43,861,000	38,860,174	$43,861,000	38,860,174	$43,861,000
Issued
private placement	3,570,000	536,000	-	-	-	-
exercise of options	-	-	-	-	-	-
other	-	-	-	-	-	-
End of year	42,430,174	44,397,000	38,860,174	43,861,000	38,860,174	43,861,000
Treasury shares	(41,120)	(22,000)	(41,120)	(22,000)	(41,120)	(22,000)
Warrants	-	(89,000)	-	-	-	-
	42,389,054	$44,286,000	38,819,054	$43,839,000	38,819,054	$43,839,000

During May 7 and 18, 2007, the Company issued 3,570,000 units at a purchase price of $0.15 per unit. Each unit consisted of 1 common share and three purchase warrants. One warrant is exercisable for one year from date of distribution at an exercise price of $0.25, one warrant is exercisable at $0.50 for a period of one year beginning one year after date of distribution and one warrant is exercisable at $0.75 for one year beginning two years after date of distribution.

F21

EIGER TECHNOLOGY, INC.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2007 , 2006 and 2005

17.  Share Capital (cont’d)

a) Stock Options

The Company awards unconditional stock options to employees, officers, directors and others at the recommendation of the CEO under an incentive stock plan (the "Plan").  Options are granted at the fair market value of the shares on the day granted, and vest over various terms.  Compensation expense is recognized when  options are issued (note 5).  The following is a continuity schedule of outstanding options for the reporting periods, where “WAEP” refers to weighted average exercise price and “yrs” refers to years.

	No. of Options	2007 WAEP	No. of Options	2006 WAEP	No. of Options	2005 WAEP
Beginning of year	3,556,000	$0.60	5,099,000	$0.75	4,942,000	$1.15
Granted	-	-	725,000	0.49	1,000,000	0.40
Exercised	-	-	-	-	-	-
Forfeited	-	-	(775,000)	0.55	(230,000)	0.93
Expired	(765,000)	0.55	(1,493,000)	1.08	(613,000)	3.31

End of year	2,791,000	$0.63	3,556,000	$0.60	5,099,000	$0.75

The following table summarizes stock option information outstanding at September 30, 2007.

Exercise Prices of Options	Number Outstanding and Exercisable	Weighted-Average Remaining Contractual Life	Weighted Average Exercise Price
$ 0.40	1,175,000	2.57 yrs	$ 0.40
$ 0.55	320,000	1.01 yrs	$ 0.55
$ 0.57	100,000	0.43 yrs	$ 0.57
$ 0.85	796,000	1.50 yrs	$ 0.85
$ 0.96	400,000	1.23 yrs	$ 0.96

$0.40-$.96	2,791,000	1.82 yrs	$ 0.63

F22

EIGER TECHNOLOGY, INC.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2007 , 2006 and 2005

17.           Share Capital (cont’d)

The following table summarizes stock option information outstanding at September 30, 2006.

Exercise Price of Options	Number Outstanding and Exercisable	Weighted Average Remaining Contractual Life	Weighted-Average Exercise Price
$ 0.40	1,175,000	3.57 yrs	$ 0.40
$ 0.50	765,000	0.59 yrs	$ 0.50
$ 0.55	320,000	2.01 yrs	$ 0.55
$ 0.57	100,000	1.42 yrs	$ 0.57
$ 0.85	796,000	2.50 yrs	$ 0.85
$ 0.96	400,000	2.23 yrs	$ 0.96

$0.40-$.96	3,556,000	2.34 yrs	$ 0.60

The following table summarizes stock option information outstanding at September 30, 2005.

Exercise Price of Options	Number Outstanding and Exercisable	Weighted Average Remaining Contractual Life	Weighted-Average Exercise Price
$ 0.40	1,000,000	3.01 yrs	$ 0.40
$ 0.50	765,000	1.43 yrs	$ 0.50
$ 0.55	320,000	2.53 yrs	$ 0.55
$ 0.57	100,000	2.42 yrs	$ 0.57
$ 0.60	225,000	3.64 yrs	$ 0.60
$ 0.75	1,178,000	0.55 yrs	$ 0.75
$ 0.85	796,000	3.5 yrs	$ 0.85
$ 0.96	400,000	3.23 yrs	$ 0.96
$ 1.50	85,000	0.36 yrs	$ 1.50
$ 2.52	150,000	0.19 yrs	$ 2.52
$ 2.75	50,000	0.04 yrs	$ 2.75
$ 3.00	30,000	0.08 yrs	$ 3.00

$0.40-$3.00	5,099,000	2.11 yrs	$ 0.75

F23

EIGER TECHNOLOGY, INC.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2007 , 2006 and 2005

17.           Share Capital (cont’d)

In 2007, the Company did not award any options to buy shares of the Company under the Plan.  In 2007, 765,000 options expired unexercised.

The estimated fair value of the options was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	2007	2006	2005
Risk-free interest rate	-	4.25%	4.11%
Dividend yield	-	0%	0%
Volatility factor of expected market price of the
company's shares	-	77%	62%
Expected option life (in years)	-	3	5
Weighted-average grant date fair values of options
granted	-	$0.04	$0.22

No stock options were exercised during 2007, 2006 and 2005.  In 2007, the Company  (recovered) expensed $nil (2006 - $(57,000); 2005 - $167,000) related to the fair value of the options granted in 2007, 2006 and 2005, respectively.

Under the Plan, the Company has for issuance a maximum authorized number of 7,200,000 options to acquire common shares of the Company of which 4,409,000 options are available.  The total proceeds that would be generated upon exercise of all issued and outstanding options is approximately $1,763,600.

b) Warrants

The Company issued warrants to acquire 10,710,000 common shares during fiscal 2007. The warrants were included in units issued of one common share and three purchase warrants.  The following is a continuity schedule of outstanding warrants for fiscal 2007.

	No. of Warrants	WAEP
Beginning of year	$-	$-
Granted	10,710,000	0.50
Exercised	-	-
Forfeited	-	-
Expired	-	-
End of year	$10,710,000	$0.50

F24

EIGER TECHNOLOGY, INC.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2007 , 2006 and 2005

17.           Share Capital (cont’d)

 The following table summarizes purchase warrants information outstanding at September 30, 2007.

No. Outstanding	Expiry Date	Exercisable Date	WAEP
3,570,000	May 7, 2008	May 7, 2007	$0.25
3,570,000	May 7, 2009	May 7, 2008	0.50
3,570,000	May 7, 2010	May 7, 2009	0.75
10,710,000			$0.50

The estimated fair value of the warrants was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate	5.0%
Dividend yield	0%
Volatility factor of expected market price of the
company's shares	82%
Average expected option life (in years)	1.5
Weighted-average grant date fair values of
options granted	$0.008

c) Contributed Surplus

Opening balance	$1,705,000
Less: deconsolidation of Newlook stock based compensation	(516,000)
Add: Fair value of warrants issued	89,000
Closing balance	$1,278,000

Contributed surplus opening balance consisted of stock-based compensation only and the closing balance represents stock-based compensation of $1,189,000 and fair value of warrants issued during fiscal 2007 as part of financing.

F25

EIGER TECHNOLOGY, INC.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2007 , 2006 and 2005

18.           Subsidiaries and Related Party Transactions

The Company is related to the following corporations:

Name of Corporation	Nature of Relationship
Newlook Industries Corp.	35% Investment
Alexa Properties Inc.*	100% Subsidiary
ETIFF Holdings LLC*	100% Subsidiary
Racino Royale, Inc.	10% Investment of ETIFF Holdings LLC

                * Inactive or holding company only

All transactions within the corporate group are in the normal course of business and are recorded at  the exchange value.  Inter-company transactions and balances are eliminated upon consolidation.

Service fees charged by directors, officers or corporations owned by management personnel during the period totaled $1,180,000 (2006 - $300,000; 2005 - $300,000). Included in the current period is $1,000,000 as a severance/retirement settlement with the Company’s former CEO.

Included in accounts payable are payables to directors, officers or corporations owned by management personnel of $1,006,000 (2006 - $388,000; 2005 - $268,000). $702,000 of the current period amount is due to the Company’s former CEO pursuant to his severance/retirement settlement and has been classified as discontinued operations.

F26

EIGER TECHNOLOGY, INC.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2007 , 2006 and 2005

19.           Income Taxes

The Company accounts for income taxes using the asset and liability method.  Tax asset and liability account balances are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rate.  The effects of future changes in tax losses are not anticipated.

The provision for income taxes has been computed as follows:

	2007	2006	2005
Expected income tax expense (recovery) at the statutory rate	$(670,000)	$33,000	$(90,000)
Increase (decrease) in taxes resulting from:
Gain on sale of shares by subsidiaries	-	(535,000)	-
Non-deductible management fees	-	106,000	-
Stock-based compensation	-	132,000	86,000
Non-taxable portion of (gains) losses	18,000	(6,000)	(99,000)
Sale of loss carry forwards and tax assets of disposed of subsidiaries	4,090,000	-	-
Non-deductible fair value adjustment	1,650,000	-	-
Non-taxable gain on dilution	(1,634,000)	-	-
Non-taxable equity pick-up	21,000	-	-
Tax rate changes	(106,000)	103,000	(211,000)
Non-controlling interests	-	(9,000)	-
Others	4,000	6,000	8,000
Valuation allowances	(3,373,000)	170,000	306,000
Provision for income taxes	$-	$-	$-

The components of future income taxes are as follows:

	2007	2006	2005
Net operating loss carried forward	$2,445,000	$5,210,000	$5,166,000
Difference between accounting and tax carrying - value of equipment and intangibles	22,000	606,000	480,000
Valuation allowance	(2,467,000)	(5,816,000)	(5,646,000)
	$-	$-	$-

The Company has tax losses of $6,769,000 (2006 - $14,718,000; 2005- $14,300,000) available to be applied against future years' taxable income.  In order to record a future income tax benefit, it must be more likely than not that the future tax asset resulting from the tax losses available for carryforward will be realized. Given the Company's uncertainty regarding profitability, the Company has to set up a 100% valuation allowance in respect of the future income tax asset. The tax losses expire in years ranging from 2007 through to 2017.

F27

EIGER TECHNOLOGY, INC.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2007 , 2006 and 2005

20.	Reconciliation between Canadian and United States Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in certain respects from U.S. GAAP. There were no material differences between Canadian and U.S. GAAP.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” ("SFAS No. 157"), which is effective for financial statements issued for fiscal years beginning after November 15, 2007. The statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The statement codifies the definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The Company is currently assessing the potential impacts of implementing this standard.

In February 2007, the FASB issued FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115” (“SFAS 159”). The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains or loses on items for which the fair value option has been elected in earnings (or another performance indication if the business entity does not report earnings) at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. FASB No. 159 is effective as of the beginning of the fiscal years beginning after November 15, 2007. The Company is currently evaluating what impact, if any, SFAS 159 will have on its financial position or results of operations.

On May 2, 2007 the FASB issued FASB Interpretation ("FIN") No. 48-1, "Definition of Settlement in FASB Interpretation 48" ("FIN 48-1"). FIN 48-1 amends FIN 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No.  109", to provide guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits.  The guidance in FIN 48-1 shall be applied upon the initial adoption of FIN 48. The Company is currently assessing the potential impacts of implementing this standard.

F28

EIGER TECHNOLOGY, INC.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2007 , 2006 and 2005

20.	Reconciliation between Canadian and United States Generally Accepted Accounting Principles (cont’d)

In  May  2007,  the  FASB  issued  a  FSP  on  FIN 46(R)-7, "Application of FASB Interpretation  No. 46(R) to Investment Companies" ("FSP FIN 46 (R)-7"). FSP FIN 46(R)-7 addresses the application of FASB Interpretation No.  46 (revised December 2003), "Consolidation of Variable Interest Entities", by an entity that accounts  for  its  investments  in  accordance  with the specialized accounting guidance  in  the  Guide.  The Company is currently assessing the potential impacts of implementing this standard.

In  June  2007, the American Institute of Certified Public Accountants ("AICPA") issued  Statement  of Position ("SOP") No. 07-1, ''Clarification of the Scope of the  Audit  and  Accounting  Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies'' ("SOP No. 07-1").  SOP No.  07-1 clarifies when an entity may apply the provisions of the Audit and Accounting Guide for Investment Companies (the "Guide").  Investment  companies  that  are within the scope of the Guide report investments  at  fair  value;  consolidation  or  use  of  the equity method for investments  is  generally  not  appropriate.  SOP No.  07-1 also addresses the retention of specialized investment company accounting by a parent company in consolidation or by an equity method investor. SOP No. 07-1 is effective for fiscal years beginning on or after December 15, 2007 with early adoption encouraged.  The Company is currently assessing the potential impacts of implementing this standard.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” ("SFAS 141(R)"). This statement replaces SFAS No. 141, “Business Combinations” and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the Statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)'s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. SFAS 141(R) amends SFAS No. 109, “Accounting for Income Taxes”, to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. It also amends SFAS 142, “Goodwill and Other Intangible Assets”, to, among other things, provide guidance on the impairment testing of acquired research and development intangible assets and assets that the acquirer intends not to use. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently assessing the potential impact that the adoption of SFAS 141(R) could have on its financial statements.

F29

EIGER TECHNOLOGY, INC.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2007 , 2006 and 2005

20.	Reconciliation between Canadian and United States Generally Accepted Accounting Principles (cont’d)

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements” ("SFAS 160"). SFAS 160 amends Accounting Research Bulletin 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is currently assessing the potential impact that the adoption of SFAS 160(R) could have on its financial statements.

21.           Supplemental Cash Flow Disclosure

During the year, the Company had cash flows arising from interest and income taxes paid as follows:

	2007	2006	2005
Interest paid	$-	$68,000	$76,000

Income taxes paid	$-	$-	$-

The Company had non-monetary transactions as follows:

a)	For the year ended September 30, 2006, Racino acquired licensing rights of $1,479,000, of which $1,457,000 was paid by issuing shares and warrants (note 12).

22.Segmented Information

Prior to fiscal 2007, management identified two reportable segments, “Newlook” and “Racino”.  Segmentation was determined on the basis of the types of goods and services provided.  In 2007 the Company operated in only one segment known as Corporate.

Newlook consists of Onlinetel Corp. and Onlinetel Inc., which provides VoIP services to the Canadian long distance market.  Racino is engaged in a racetrack and casino development opportunity in Saskatchewan, Canada.

F30

EIGER TECHNOLOGY, INC.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2007 , 2006 and 2005

22.           Segmented Information (cont’d)

Accounting policies for the operating segments are the same as those described in note 3.  There are no inter-segment revenues.

   The results of the operations and the amounts invested in these segments are as follows:
	2007	2006	2005
Revenue by Segment:
Racino	$-	$130,000		$-
Corporate	-	-		-
Total Revenue by Segment	$-	$130,000		$-
Net Earnings (Loss) by Segment:
Racino	$-	$(51,000)	$
Corporate	(877,000)	557,000		(703,000)
Discontinued	(979,000)	(414,000)		453,000
Total Net Earnings (Loss) by Segment	$(1,856,000)	$92,000		$(250,000)
Amortization by Segment:
Corporate	$12,000	$-		$20,000
Total Amorization by Segment	$12,000	$-		$20,000

	2007	2006	2005
Capital Expenditures by Segment:
Racino	$-	$-	$-
Corporate	5,000	-	-
Total Capital Expenditures by Segment	$5,000	$-	$-
Identifiable Assets by Segment:
Newlook	$-	$1,273,000	$1,762,000
Racino	-	1,516,000	-
Corporate	3,869,000	112,000	167,000
Discontinued	-	-	3,000
Total Identifiable Assets by Segment	$3,869,000	$2,901,000	$1,932,000

23.           Comparative Figures

Certain figures for the years ended September 30, 2006 and 2005 have been reclassified in order to conform with the current year's financial statement presentation.