Form 20-F/A
period 2007-09-30
EIGER TECHNOLOGY INC
filed 2008-04-25
CIK 1040702

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 20-F/A
Amendment No. 1

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

Explanatory Note:  The Company is filing this amendment to Form 20-F, filed with the commission on March 31, 2008, to include the signatures of the auditor on page F2 and F3 of the financial statements.

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

Stephen Dulmage	Toronto Ontario	Director
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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Eiger Technology, Inc.

Date: April 25, 2008	By:	/s/ Gary Hokkanen
Name: Gary Hokkanen
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

SF Partnership, LLP
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

SF Partnership, LLP
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