Form 20-F
period 2008-09-30
Gamecorp Ltd.
filed 2009-03-30
CIK 1040702

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-29320

GAMECORP LTD.
(formerly Eiger Technology, Inc.)
(Exact name of Registrant as specified in its charter)

Ontario, Canada	144 Front Street West, Suite 700 Toronto, Ontario M5J 2L7
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Gary Hokkanen, gnh@gamecorp.com, (416) 477-5656
144 Front Street West, Suite 700, Toronto, Ontario M5J 2L7,
(Name, telephone, email, and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of September 30, 2008:
4,226,093 Common Shares without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes	☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare financial statements included in this filing:

U.S. GAAP ☐	International Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☒

If “Other” has been checked in response to the previous questions, indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17	☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)
☐ Yes	☒ No

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

GLOSSARY

The following is a glossary of some terms that appear in the discussion of the business of Gamecorp Ltd. (“the Company”) as contained in this Annual Report.

“Interamerican”
Interamerican Gaming, Inc. (formerly Racino Royale Inc.), an entity in which the Company has an investment.  Interamerican is developing Latin American gaming opportunities through its subsidiaries Interamerican Operations, Inc. and IAG Peru S.A.C.

“Gate To Wire”	Gate To Wire Solutions Inc. (formerly TrackPower, Inc.), an entity in which the Company has an investment. Gate To Wire’s focus is on distributing live horseracing signals in Latin America.

“Baymount”	Baymount Inc., an entity in which the Company has an investment. Baymount is redeveloping a horseracing entity in Canada.

“Newlook”	Newlook Industries Corp., an entity in which the Company has an investment. Newlook invests in wireless ventures.

“Wireless Age”	Wireless Age Communications, Inc., a majority owned subsidiary of Newlook.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected financial data.

The selected consolidated financial information set out below has been obtained from financial statements that reflect the Company’s business operations.  The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. For reconciliation to US GAAP refer to Note 18 of the attached audited statements. The following table summarizes information pertaining to operations of the Company for the last five years ended September 30, 2008.

	2008**	2007	2006*	2005* Restated	2004 Restated

Working Capital	$(614,000)	$(2,193,000)	$(1,829,000)	$(1,751,000)	$(3,277,000)

Revenue	$311,000	$47,000	$130,000	$-	$5,735,000

Earnings (Loss) from
Continuing Operations:	$2,383,000	$(877,000)	$506,000	$(703,000)	$(3,006,000)

Earnings (Loss) from
Discontinued Operations:	$445,000	$(979,000)	$(414,000)	$453,000	$(3,000,000)

Net Earnings (Loss):	$2,828,000	$(1,856,000)	$92,000	$(250,000)	$(6,006,000)

Earnings (Loss) per share from
Continuing Operations:	$0.56	$(0.022)	$0.013	$(0.018)	$(0.08)

Earnings (Loss) per share from
Discontinued Operations:	$0.11	$(0.024)	$(0.011)	$0.012	$(0.08)

Earnings (Loss) per Share:	$0.67	$(0.046)	$0.002	$(0.006)	$(0.16)

Total Assets:	$2,801,000	$3,869,000	$2,901,000	$1,932,000	$7,287,000

Shareholders’ Equity (Deficit)	$1,951,000	$(1,864,000)	$(28,000)	$(492,000)	$(846,000)

Long Term Debt:	$-	$-	$-	$-	$347,000

Total Liabilities:	$850,000	$2,853,000	$2,234,000	$2,424,000	$8,133,000

Share Capital:	$44,286,000	$44,286,000	$43,839,000	$43,839,000	$43,839,000

Stock-Based Compensation	$1,278,000	$1,278,000	$1,705,000	$1,333,000	$-

Retained Earnings (Deficit):	$(44,600,000)	$(47,428,000)	$(45,572,000)	$(45,664,000)	$(44,685,000)

Number of Shares:**	4,226,093	42,389,054	38,860,174	38,860,174	38,860,174

 *Reclassified to reflect discontinued operations of Newlook Industries Corp.
**On June 24, 2008 the Company completed a share consolidation on a one post-consolidation common share for ten pre consolidation common shares.

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

------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Fiscal Year Ended
September 30

	2008	2007	2006	2005	2004

High	1.0905	1.0069	0.9099	0.8613	0.7912

Low	0.9263	0.8437	0.8361	0.7859	0.7159

Average	0.9909	0.8983	0.8753	0.8176	0.7547

Period End	0.9435	1.0037	0.8966	0.8613	0.7912

On March 19, 2009 the exchange rate of Canadian dollars into United States dollars, based upon the Bank of Canada nominal noon exchange rate was Cdn. $1.00 equals U.S. $0.8114

The following table sets forth, for the most recent previous six months, the high and low closing rates of exchange of Canadian dollars into United States dollars. The latest practicable date for March was on March 19, 2009.

	Mar	Feb	Jan	Dec	Nov	Oct
	2009	2009	2009	2008	2008	2008

High	0.8114	0.8224	0.8503	0.8423	0.8713	0.9447

Low	0.7692	0.7855	0.7834	0.7688	0.7721	0.7695

B.  Capitalization and indebtedness.

Not Applicable.

C.  Reasons for the offer and use of proceeds.

Not Applicable.

D.  Risk factors.

The Company’s operations are subject to a variety of risks and uncertainties. The following factors are to be considered a list of known material risks that are specific to the Company or its industries.

Going Concern
The Company’s continued existence as a going concern is dependent upon the Company’s ability to raise additional capital and sustain profitable operations. There is doubt about the Company's ability to continue as a going concern as the Company has a working capital deficiency of $614,000 and an accumulated deficit of $44,600,000 as at September 30, 2008. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

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

Gamecorp Ltd. was incorporated under the name “Alexa Ventures Inc.” under the Company Act (British Columbia) on September 8, 1986.  The memorandum of the Company was amended on November 26, 1999 to change the name of the Company from Alexa Ventures Inc. to “Eiger Technology, Inc.”. In November 2000, the Company changed its jurisdiction of incorporation from British Columbia to Ontario. On May 28, 2008, the Company changed its name to Gamecorp Ltd.  Gamecorp is a public company listed as symbol “GGG” on the CNSX and symbol “GAIMF” on the NASD Over-the-Counter Bulletin Board.

Gamecorp is an investment and merchant banking enterprise focused on the development of its investments. The Company’s current key investments are in the gaming and technology sectors. Interamerican Gaming, Inc. (“Interamerican”) (National Association of Securities Dealers Over-the-Counter-Bulletin-Board, “OTCBB”: IAGM) (formerly Racino Royale, Inc.), and Gate To Wire Solutions, Inc. (“Gate To Wire”) (OTCBB: GWIR) (formerly TrackPower, Inc.) are development stage enterprises involved in international gaming ventures. The Company has also invested in Baymount Incorporated (“Baymount”) (TSX Venture: BYM), which is developing a gaming entertainment centre in Belleville, Ontario. Gamecorp has a legacy investment stake in Newlook Industries Corp. (“Newlook”) (TSX Venture Exchange: NLI), an enterprise with technology investments.

As of September 30, 2008, the Company held a 46.9% ownership position in Interamerican, a 16.3% ownership position in Gate To Wire and a 1% interest in Baymount. The Company’s ownership interest in Newlook was 18.3% at September 30, 2008.

In general, the Company participates in the early-stage development of gaming projects. Gamecorp provides management, administration, early funding and other assistance to its investees. Strategic leadership of the Company is provided by the Company’s Chief Executive Officer, John G. Simmonds. Mr. Simmonds has extensive business experience in sourcing, reorganizing and operating businesses in various operating segments.

Gamecorp’s corporate office is located at 144 Front Street West, Suite 700, Toronto, Ontario, M5J 2L7 and has four executive staff members being the officers of the Company. As of September 30, 2008, there were 4,226,093 common shares outstanding.

During fiscal 2007, the Board of Directors after careful consideration of the business prospects of the Company, decided to reorganize Gamecorp by discontinuing its investment in Newlook and selling a large block of its investment in Interamerican. At this point in time, Mr. Gerry Racicot CEO of the Company opted to retire and Mr. John G. Simmonds was appointed CEO. Later in the year Mr. Jason Moretto stepped down as CFO of the Company and Mr. Gary Hokkanen was appointed CFO. Mr. Moretto was subsequently appointed President and COO of the Company.

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

On March 31, 2008, the Company negotiated the cancellation of substantially all of the remaining Newlook call options.

During fiscal 2007, the Company disposed of a sufficient number of common shares of Interamerican to reduce the ownership interest to below 50%. Accordingly the Company changed accounting methods from consolidation to equity accounting. As of September 30, 2007, the Company’s carrying value of its investment in Interamerican was $Nil. During the year ended September 30, 2007, the Company recorded its share of Interamerican losses post deconsolidation of $80,000. During fiscal 2007, the Company disposed of 16,021,600 Interamerican shares (which included the 14,021,600 shares as described in note 4) for total proceeds of $881,000 ($184,000 cash and $696,000 note receivable) and the Company recorded a gain of $187,000 from the sale transactions.

On January 8, 2008, the Company reacquired 11,401,600 Interamerican shares from Foundation in exchange for the remainder of a $624,000 note receivable (note 4). During fiscal 2008, the Company converted cash advances totaling $919,000 made to Interamerican into 17,758,000 Interamerican common shares and disposed of 510,000 shares for proceeds of $91,000 and recorded a gain of $65,000.

On September 30, 2008, the Company held 30,662,600 Interamerican common shares valued at $1,166,000, representing a 46.9% interest.

On March 31, 2008, the Company negotiated the cancellation of substantially all of the remaining Newlook call options.

In January 2008, the Company acquired 2,000,000 Gate To Wire common shares for $200,000 and on September 30, 2008, the Company converted cash advances made to Gate To Wire of $273,000 into 2,600,000 common shares. On September 30, 2008, the Company held 4,600,000 Gate To Wire common shares carried at $473,000 representing an 18.3% interest.

The Company plans to participate in the development of various gaming initiatives through its investments in Interamerican, Baymount and Gate To Wire. The Company also plans to realize gains through disposing of its legacy investment in Newlook.

Recent Financings

During fiscal 2008, the Company received $560,000 in cash from investors under $0.25 per share common stock share subscriptions and agreed to issue common stock in lieu of a $240,000 promissory note. As of September 30, 2008, the private placement had not yet closed and accordingly the Company recorded a total of $800,000 unissued share liability. The Company is obligated to issue 3,200,000 common shares to settle this liability. On closing the liability will be transferred to share capital.

On November 10, 2008, the Company closed the private placement by issuing 4,000,000 common shares at $0.25 per share.

Other Recent Developments

CNSX Listing
On April 25, 2008 the Company was delisted from the TSX and on April 28, 2008, was listed on the Canadian National Stock Exchange (the “CNSX”) under the symbol GGG.

Appointment of New Directors
On June 5, 2008 the Company appointed two new directors to its Board, J. Graham Simmonds, President, Chief Executive Officer and Director of Baymount Inc. and J. Paul Duffy, President and Chief Software Architect of Corporate Communications Interactive Inc.

Name Change
On June 26, 2008 the Company changed its name from Eiger Technology, Inc. to Gamecorp Ltd.  On July 9, 2009 the NASD changed the Company’s trading symbol from “ETIFF” to GAIMF”.

Wireless Age
On January 9, 2009, operating subsidiaries (Wireless Age Communications Ltd. and Wireless Source Distribution Ltd.) of Newlook’s majority owned subsidiary Wireless Age Communications, Inc. were served with a Notice of Intention to Enforce Security under the Bankruptcy and Insolvency Act and a Court Order to immediately appoint an interim receiver. On January 22, 2009, the Court of Queen’s Bench for Saskatchewan heard a challenge of the Court Order by Wireless Age Communications, Inc. On January 27, 2009 the court dismissed the challenge. On February 2, 2009, the receiver informed Wireless Age Communications, Inc. that they intended to proceed with the sale of the assets of the operating subsidiaries. On February 3, 2009, Wireless Age received notification that MTS Allstream Inc. intended to terminate their Dealer Agreement with Wireless Age Communications Ltd. effective February 28, 2009.

B.  Business Overview

Gamecorp is an investment and merchant banking enterprise focused on the development of its investments. The Company’s current key investments are in the gaming and technology sectors. Interamerican Gaming, Inc. (“Interamerican”) (National Association of Securities Dealers Over-the-Counter-Bulletin-Board, “OTCBB”: IAGM) (formerly Racino Royale, Inc.), and Gate To Wire Solutions, Inc. (“Gate To Wire”) (OTCBB: GWIR) (formerly TrackPower, Inc.) are development stage enterprises involved in international gaming ventures. The Company has also invested in Baymount Incorporated (“Baymount”) (TSX Venture: BYM), which is developing a gaming entertainment centre in Belleville, Ontario. Gamecorp has a legacy investment stake in Newlook Industries Corp. (“Newlook”) (TSX Venture Exchange: NLI), an enterprise with technology investments. The Company also has two portfolio non-core investments in Copernic Inc. and Gametech International Inc.

As of September 30, 2008, the Company held a 46.9% ownership position in Interamerican, a 16.3% ownership position in Gate To Wire and a 1% interest in Baymount. The Company’s ownership interest in Newlook was 18.3% at September 30, 2008.

In general, the Company participates in the early-stage development of gaming projects. Gamecorp provides management,

administration, early funding and other assistance to its investees. Strategic leadership of the Company is provided by the Company’s Chief Executive Officer, John G. Simmonds. Mr. Simmonds has extensive business experience in sourcing, reorganizing and operating businesses in various operating segments.

The gaming investments consist of ownership in Interamerican, Gate to Wire and Baymount. The technology investment is carried on through its ownership position in Newlook.

The development of the technology investment is currently carried on through Newlook’s investment in Wireless Age Communications, Inc. (“Wireless Age”), a public entity trading on the OTCBB under the symbol “WLSA”.

The primary objective of the Company is the development of its gaming investments. The Newlook telecommunications investment is a legacy investment that will be disposed of over the next few years. The gaming investments are long term investments that the Company believes will generate above average returns over the long term.

Although the Company does not currently consolidate the results of its investees due to the current level of ownership and influence, it does anticipate taking a larger ownership position in the Interamerican gaming investment. The development of Interamerican investment will require substantial amounts of capital in order to succeed and the Company believes it will invest further amounts as and when required. These initial investments will likely increase the ownership position to a control position.

Depending upon the timing of investment capital required in the gaming investments and the development of the technology investment in Newlook, the investment in Baymount or Newlook may be partially sold or disposed of completely.

NEWLOOK INDUSTRIES CORP.

Newlook Industries Corp. (“Newlook”)(incorporated under the laws of the Province of British Columbia), trades on the TSX Venture Exchange under the symbol NLI. The Company holds 5,473,500 Newlook common shares. There are 29,558,432 common shares of Newlook outstanding. The Company holds an 18.5 % voting interest in Newlook

 Newlook is a merchant banking entity assembling investment in technology opportunities in Canada. The operations of Newlook have been categorized as discontinued operations. The Company intends to dispose of its investment in Newlook in order to generate capital for investment in gaming opportunities.

During June 2007, Newlook acquired a 53% ownership interest in Wireless Age Communications, Inc. (“Wireless Age”), a public entity trading on the OTCBB under the symbol “WLSA”. Wireless Age operates retail cellular stores in Western Canada and distributes two-way radio products and other ancillary communications products in Canada. On January 9, 2009, operating subsidiaries (Wireless Age Communications Ltd. and Wireless Source Distribution Ltd.) of Newlook’s majority owned subsidiary Wireless Age Communications, Inc. were served with a notice of Intention to Enforce Security under the Bankruptcy and Insolvency Act and a Court Order to immediately appoint an interim receiver.

Newlook also sells a portfolio of products and services through its wholly-owned subsidiary, Onlinetel Corp. (“Onlinetel”), in Canada. Newlook has disposed of substantially all of its Onlinetel businesses and currently reflects those operations as discontinued operations. Newlook has also provided loans to development stage entities in the photo luminescent signage and safety way guidance systems sector and in the mobile marketing solutions business arena.

 In May 2008, Newlook Industries Corp. acquired Forest City Communications Ltd. (“Forest City”), which operates a telecommunications business from its London, Ontario based retail location. Forest City provides sales, rental and service facilities for two-way radios, trunked compact mobile radios and other telecommunications equipment to a customer base in Southwestern Ontario. The company specializes in customized communication system design and Forest City also owns and operates a fixed wireless network comprised of eight tower sites extending from London to Sarnia and Kitchener, Ontario.

In February 2009, Newlook sold the business of its wholly owned subsidiary Forest City.  The property and assets were sold for consideration of $160,000 in cash.

INTERAMERICAN GAMING, INC.

Interamerican Gaming, Inc. (“Interamerican”)(formerly Racino Royale, Inc., incorporated under the laws of the state of Nevada). Interamerican trades on the NASD Over-the-Counter Bulletin Board under the symbol IAGM. There are 65,368,386 common shares of Interamerican outstanding and the Company holds 30,662,600 common shares representing 46.9% voting interest in Interamerican

Interamerican is a development stage entity whose business objective is to invest in international gaming development opportunities. Interamerican acquired Interamerican Gaming, Corp. (“IAGC”) through which it is pursuing gaming opportunities in Latin American countries. The first of these opportunities is in Lima, Peru, and will require an additional investment in capital. The Company intends on raising capital through equity private placement, immediately.

In January 2008, Interamerican entered into a formal share exchange agreement to acquire all of the issued and outstanding shares of Interamerican Gaming Corp. ("IAGC"). In accordance with the Agreement, IAGC shareholders were issued, in the aggregate, 13,500,000 Interamerican shares in exchange for the 13,500,000 issued and outstanding IAGC shares. Upon closing of the transaction, IAGC became an operating subsidiary of Interamerican, and the former IAGC shareholders received an ownership interest in Interamerican of approximately 29%. IAGC is a private casino management company focused on Latin America, combining experience in the Latin American gaming markets with specialization in implementing industry-leading technology, systems and marketing programs. It is currently pursuing acquisitions of existing operations as well as developing casino projects with large hotel and resort partners.

In August 2008, IAGC incorporated a new Peruvian operating subsidiary called IAG Peru S.A.C. which acquired an initial eighty slot machines

GATE TO WIRE SOLUTIONS, INC.

Gate To Wire Solutions, Inc. (“Gate To Wire”)(formerly TrackPower, Inc., incorporated under the laws of the state of Nevada). The Company holds 4,600,000 Gate To Wire common shares. The Company holds a 16.3% voting interest in Gate To Wire a gaming investment.

Gate To Wire is a development stage entity whose business strategy and direction is to develop and operate a horseracing video distribution venture in international markets.

Gate To Wire obtained an exclusive license from Bettor Solutions Inc. to operate a video distribution service in Latin American and the Caribbean.

Gate To Wire and Interamerican often market their business opportunities in a coordinated way.

BAYMOUNT INC.

Baymount Incorporated (“Baymount”)(organized under the laws of the Province of Ontario). There are 142,419,262 common shares of Baymount outstanding of which the Company holds 1,501,000 common shares. The Company controls 1% of the voting shares of Baymount.

Baymount is also a development stage entity that is seeking and developing opportunities within the Canadian horseracing industry. Baymount’s objective is to create entertainment destinations for consumers while providing investors an opportunity to participate in the growth of Canadian gaming at racetracks.

Baymount has an agreement with the Belleville Agricultural Society to build a facility to relocate Quinte Exhibition and Raceway in Belleville, Ontario.

C.  Organizational structure.

The following is a list of each material subsidiary of the Company and the jurisdiction of incorporation and the direct or indirect percentage ownership by the Company of each subsidiary at the fiscal year ended September 30, 2008:

Name of Subsidiary	Jurisdiction of Organization	Percentage of Voting Securities Owned of Controlled
Interamerican Gaming Inc.	Nevada	46.9%
Gate To Wire Solutions, Inc.	Nevada	16.3%
Newlook Industries Corp.	British Columbia	18.5%

The following is an organizational chart showing the Company’s material subsidiaries:

D. Property, plants and equipment.

The Company’s current property, plants and equipment are comprised primarily of furniture, fixtures and computer equipment located in Ontario, Canada.  The Company currently owns no real estate.

Item 5. Operating and Financial Review and Prospects

The information provided in this section endeavours to summarize the company’s financial condition and results of operations for the periods specified, including the causes for material changes to provide an understanding of the company’s business as a whole. The information also attempts to relate all separate segments of the company.  The discussion provided therein should be read in conjunction with the Company’s consolidated financial statements and related notes.

A. Operating results.

Comparative Analysis Between Fiscal 2008 and 2007

During the year ended September 30, 2008, Gamecorp’s ownership interest in Interamerican was increased from 10% to 46.9%. Accordingly the Company changed its accounting treatment for the investment. In previous years the Company consolidated the operating results. However effective August 1, 2007, the Company began to equity account its investment in Interamerican. The operations of Newlook have been recorded as discontinued operations.

CONTINUING OPERATIONS

The Company recorded continuing operations earnings of $2,383,000 during the year ended September 30, 2008 compared to loss of $877,000 during the year ended September 30, 2007. The primary reason for the significant improvement is that the Company recorded gains of $3,410,000 arising from fair value adjustments to financial instruments.

Revenues of continuing operations during fiscal 2008 were $311,000 compared to $47,000 during fiscal 2007. The revenues of the Company are management fees charged to its investees and interest income from loans provided to development stage entities. During fiscal 2008, the Company earned $195,000 in management fees ($150,000 charged to InterAmerican and $45,000 to Gate To Wire) and $116,000 in interest income. Interest income arose from amounts loaned to Newlook and other related entities. Management expects as some of its investees achieve revenue generating stage management fees will be increased to levels where they would be sufficient to fully offset cash operating expenses. InterAmerican and Gate To Wire are entities that are expected begin to generate revenues during 2009.

General and administrative expenses were $1,052,000 during the year ended September 30, 2008 up from $636,000 during the year ended September 30, 2007. The increase in general and administrative costs is attributable to rising levels of consulting, travel and legal costs associated with some of the new gaming initiatives. The Company is intimately involved in the development of its investments. The Company compensates its officers for strategic leadership and hires consultants, either directly in the investee or at the Gamecorp level, to assist in the development of investee projects.

General and administrative expenses during the year ended September 30, 2007 included wage costs of approximately $196,000, management fees to executive management of $138,000, accounting fees of $42,000, travel costs of $49,000 and miscellaneous costs of $211,000. General and administrative expenses for the year ended September 30, 2008 included; management fees of $472,000 paid to officers, consulting fees (including administrative salaries) of $242,000, corporate filing fees (including directors fees) of $125,000, legal and accounting costs of $83,000, marketing and promotional costs of $61,000, $40,000 in travel expenses and rent of $29,000. Management expects the general and administrative expenses to trend higher during fiscal 2009 as projects of investees become more material.

Amortization of equipment totaled $11,000 in the current year and $12,000 in 2007. The Company’s equipment primarily represents furniture, fixtures and data processing equipment at the corporate office in Toronto. As the Company is an investment and merchant banking undertaking, management does not expect significant investment in capital equipment.

The Company recorded foreign exchange gains of $71,000, during the year ended September 30, 2008 and foreign exchange losses of $40,000 during the comparative period in the prior year. Foreign exchange gains and losses are incurred upon the translation of US dollar assets and liabilities converted into Canadian dollars during a period of Canadian dollar increasing vis-à-vis the US dollar. The Company does not hedge this translation risk.

As a result of the costs incurred partially offset by management fee and interest income, the Company incurred a loss from operations of $681,000 during fiscal 2008, marginally higher than the prior year. As described above management is hopeful that the gap between costs incurred that are not recovered from charges to investees will decrease in the future. Operating costs that are not recovered are paid from the proceeds of the sale of investments; however the business of the Company is not to spend gains arising from the disposal of investments on cash operating costs but rather on development of new investments.

The Company recorded other income items totaling $3,064,000 in fiscal 2008 compared to other expense items totaling $236,000 in 2007.

Interest expense (including bank charges) during fiscal 2008 was $41,000 compared to $2,000 during fiscal 2007. Interest expense arises from amounts loaned to the Company by Newlook. Management anticipates higher levels of interest expense in 2009 due to comparatively higher levels of utilization of loans to fund day to day expenses rather than the sale of investments.

During fiscal 2007, the Company opted to dispose of its investment in Newlook. The Company sold 14,263,000 common shares and also granted options to various investors to acquire 14,000,000 additional shares. The Company recorded an expense of $4,567,000 representing the fair value of the grant of the options and the adjustment to its fair value as of September 30, 2007. During fiscal 2008, options to acquire 1,970,000 shares were exercised in March 2008. Also in March 2008, certain optionees agreed to acquire 3,702,000 Newlook common shares formerly under option and the Company agreed to pay a $0.30 cancellation fee on 4,178,000 options. These transactions effectively cancelled all remaining options. Accordingly, during fiscal 2008, the Company recorded a $3,405,000 adjustment to the fair value of the (option) financial instrument. In addition, the Company recorded a $5,000 loss associated with the fair value of a non-interest bearing note receivable issued by the former optionees and a $10,000 gain associated with the fair value of a non-interest bearing note payable issued to certain other former optionees.

The Company also recorded a gain on disposal of investment in discontinued operations of $4,525,000 in fiscal 2007, when the Company’s investment in Newlook dropped below 50% and changed accounting from consolidation to equity accounting. The gain represents previously consolidated operating losses of Newlook that no longer apply to the Company’s investment in Newlook. The operating results of Newlook have been classified as discontinued operations and are explained elsewhere in this report.

The Company recorded gains of $65,000 from sales of shares of its investments in InterAmerican during fiscal 2008. The Company sold 510,000 shares of InterAmerican for proceeds of $91,000 and recorded a gain of $65,000.

During fiscal 2007, the Company disposed of shares of its investment in Newlook and InterAmerican and recorded a net loss of $97,000 from the disposal of these securities. The Company sold 14,263,000 common shares of Newlook (4,000,000 by way of options exercised) for a loss of $285,000 and 16,021,600 common shares of InterAmerican for a gain of $187,000.

The Company changed from consolidation to equity accounting for its investment in InterAmerican and recorded a loss of $80,000 for the period after deconsolidation to September 30, 2007. Operating expenses of InterAmerican consolidated into the statement of operations prior to deconsolidation were $100,000. During fiscal 2008, the Company recorded $361,000 as its share of equity losses of InterAmerican. InterAmerican’s losses have started to rise as a result of pursuing various international gaming opportunities.

During the year ended September 30, 2008 and 2007, the Company recorded losses of $9,000 and 15,000, respectively, on the write down of an advance to a corporation.

Earnings per share from continuing operations during the year ended September 30, 2008 were $0.56 compared to a loss per share of $0.22 in the previous year. Management does not anticipate earnings per share levels of 2008 to be repeated in fiscal 2009 as substantially all of the earnings were associated with fair value adjustments to financial instruments.

Discontinued Operations

As described earlier in this report, during fiscal 2007, management made the decision to dispose of its investment in Newlook. For this reason, the operating results of Newlook have been regarded as discontinued operations in the consolidated statement of operating results.

Fiscal 2007

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

Revenues recorded prior to deconsolidation during fiscal 2007 were $8,649,000 and costs (including post consolidation) were $9,628,000. Also included in discontinued operations are accrued severance/retirement obligations of $1,000,000 to the Company’s former CEO, who retired during the second quarter of fiscal 2007.

Loss per share from discontinued operations during the year ended September 30, 2007 was $0.24.

Fiscal 2008

The Company recorded $59,000 of its share of equity earnings of Newlook and recognized a $212,000 impairment loss in its investment in Newlook during fiscal 2008.  The Company also received proceeds of $269,000 from the exercise of 1,970,000 options by former optionees and recorded a gain of $189,000 and lastly as a result of the sale of 3,702,000 Newlook shares to former optionees in March 2008 the Company recorded a $409,000 gain representing overall earnings per share from discontinued operations of $0.11. Earnings of Newlook are expected not to be material to the consolidated net income or loss of the Company in the future. The impairment loss arises from substantially all of Newlook’s majority owned subsidiary Wireless Age Communications, Inc. operating subsidiaries being served with a Notice of Intention to Enforce Security and a Court Order to immediately appoint an interim receiver on January 9, 2009 by a secured creditor.

B. Liquidity and capital resources.

The most significant assets of the Company are its investments in InterAmerican, Gate To Wire, Baymount and Newlook. The carrying amount of these investments at September 30, 2008 was $2,503,000 (of which $527,000 is classified as assets of discontinued operations). In addition the Company holds notes receivable, valued at $170,000 from former optionees, sundry receivables (GST) of $57,000 and other various assets.

On September 30, 2007, the Company held 2,013,000 InterAmerican common shares and on January 8, 2008, it reacquired 11,401,600 shares from a third party in exchange for the remainder of a $624,000 defaulted note receivable. During fiscal 2008, the Company converted cash advances totaling $919,000 made to InterAmerican into 17,758,000 common shares. On September 30, 2008, the Company held 30,662,600 InterAmerican common shares valued at $1,166,000, representing a 46.9% interest.

In January 2008, the Company acquired 2,000,000 Gate To Wire common shares for $200,000 and on September 30, 2008, the Company converted cash advances made to Gate To Wire of $273,000 into 2,600,000 common shares. On September 30, 2008, the Company held 4,600,000 Gate To Wire common shares carried at $473,000 representing an 16.3% interest.  The Company determined the fair value of its investment in Gate To Wire at September 30, 2008 was $735,000 and accordingly recorded a $262,000 unrealized gain in accumulated other comprehensive income.

The Company purchased 1,501,000 Baymount common shares representing a 1% ownership interest. Management has determined that the fair value of the Baymount investment was $75,000 at September 30, 2008 and accordingly recorded a $75,000 unrealized loss in accumulated other comprehensive income.

The Company’s ownership position in Newlook at September 30, 2007 was 35%. In prior years the Company consolidated Newlook but during fiscal 2007 the Company deconsolidated Newlook and began to account for this investment using the equity method. During fiscal 2007 the Company recorded $4,525,000 as a gain on dilution arising from the deconsolidation of Newlook. As of September 30, 2007, the Newlook investment balance was $207,000. During fiscal 2008, options to acquire 1,970,000

Newlook shares were exercised in March 2008, for proceeds of $269,000 resulting in a gain of $189,000 being recorded. Also in March 2008, the optionees agreed to acquire 3,702,000 Newlook common shares formerly under option and the Company agreed to pay a $0.30 cancellation fee on 4,178,000 options. The Company acquired a further 1,105,500 Newlook common shares for cash proceeds of $731,000. On September 30, 2008, the Company held 5,473,500 Newlook common shares, valued at $527,000 (after the recognition of a $212,000 write down due to impairment associated with bankruptcy proceedings in Newlook’s majority owned subsidiary Wireless Age Communications, Inc.), representing an 18.5% interest.  The Newlook investment has been classified as an asset of discontinued operations.

Management is in the process of liquidating the Newlook investment in order to generate capital to reinvest in InterAmerican, Gate To Wire and Baymount. All of these entities are development stage enterprises requiring additional cash investment.

During fiscal 2008 the Company fully collected the $2,856,000 previously loaned to Newlook and converted $80,000 due from InterAmerican recorded on the balance sheet at September 30, 2007 into equity.

On March 31, 2008, the Company sold 3,702,000 Newlook common shares to former optionees who had previously held an option to acquire the Newlook securities. The purchase price was $586,000 being the same price per share as the cancelled option exercise price. In payment, the third parties provided non-interest bearing promissory notes totaling $586,000 with varying repayment dates between March 8, 2009 and March 8, 2010. On September 30, 2008 there remained $175,000 outstanding under the notes receivable. The Company determined the fair value of the notes receivable at September 30, 2008 was $170,000.

Total liabilities were $850,000 at September 30, 2008 down substantially from $5,733,000 at September 30, 2007. The decrease is primarily attributable to the Company recording fair value adjustments to financial instrument, pursuant to the provisions of CICA Handbook Section 3855.

On September 30, 2007, the Company had liability financial instruments valued at $4,657,000, all of which were eliminated through a series of agreements in March 2008.

Accounts payable and accrued charges reduced from $368,000 at September 30, 2007 to $205,000 at September 30, 2008. The reduction arose from the repayment of certain historic payables during fiscal 2008.

On March 31, 2008, the Company agreed to issue non-interest bearing promissory notes to certain former Newlook option holders totaling $1,253,000 representing a cancellation fee of $0.30 per option on 4,178,000 cancelled Newlook options. Pursuant to the terms of the note, the Company is obligated to pay $251,000 on the first day of the month for 5 consecutive months beginning May 1, 2008. The Company did not make payments as originally contemplated, however as of September 30, 2008, the Company reduced the promissory notes with cash payments totaling $398,000 and a credit of $240,000, to a note holder who agreed to subscribe for common shares. On September 30, 2008, the Company remains in default and $615,000 is unpaid under these promissory notes. At September 30, 2008, the fair value of the notes payable was $605,000.

At September 30, 2007, the Company recorded liabilities of discontinued operations of $702,000 representing unpaid severance/retirement obligations to the Company’s former CEO, all of which were fully repaid by September 30, 2008.

During fiscal to 2008, the Company received approval to issue up to 4,000,000 additional common shares at $0.25 per share for total proceeds of $1,000,000 under a non-brokered private placement. At September 30, 2008, the Company received subscriptions totaling $800,000 and recorded such amount as unissued share liability within shareholders’ equity. On November 10, 2008, the Company closed the full $1,000,000 private placement.

Also during fiscal 2008, the Company recorded accumulated other comprehensive income of $187,000, $nil in the prior year. On September 30, 2008, the Company held 4,600,000 Gate To Wire common shares carried at $473,000.  The Company determined the fair value of its investment in Gate To Wire at September 30, 2008 was $735,000 and accordingly recorded a $262,000 unrealized gain in accumulated other comprehensive income. The Company purchased 1,501,000 Baymount common shares for $150,000 in cash. Management has determined that the fair value of the Baymount investment was $75,000 at September 30, 2008 and accordingly recorded a $75,000 unrealized loss in accumulated other comprehensive income.

The Company’s consolidated financial statements for the year ended September 30, 2008 have been prepared on a going concern basis, in accordance with Canadian generally accepted accounting principles and accounting principles generally accepted in the United States of America. The going concern basis of presentation assumes that the Company will continue in operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and contingencies in the normal course of operations.

There is doubt about the Company's ability to continue as a going concern as the Company has a working capital deficit of $614,000 and an accumulated deficit of $44,600,000 as at September 30, 2008. The Company's ability to continue as a going concern is dependent upon the Company's ability to raise additional capital, to realize on its agreements to dispose of investments and sustain profitable operations. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

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

CAPITAL RESOURCES

The Company financed operations during fiscal 2008 primarily from the following sources:

1.	The Company received approval for an equity financing during fiscal 2008 and generated $560,000 in cash subscriptions.
2.	The Company also disposed of shares of Newlook and InterAmerican and received cash proceeds of $746,000.
3.	The Company also collected $2,856,000 from Newlook during the year.

Cash from the above sources were primarily used to make advances to its investees, repay notes payable and fund the cash operating shortfall.

The business objective of the Company is fund early stage development of gaming opportunities by participating in the management of the investees. The philosophy is to dispose of mature investments at a gain and utilize the cash proceeds in the development of future operations within an investee. At this point in time, the Company is slowly disposing of its investment in Newlook, organizing additional equity private placements and obtaining loans primarily from related parties to fund the development of the gaming ventures. The Company occasionally disposes of a portion of its gaming investments in order to generate investment capital also.

The current global financial crisis (at time of this writing) has not created significant capital resource issues for the Company, but management does not feel the Company will be immune to these pressures, especially if the credit crisis deepens during 2009. Thus far the Company’s investees have been focused on Latin American gaming opportunities where the financial crisis has not to any material way affected local gaming opportunities. Management also believes that the roll out of operations is somewhat flexible and the Company’s investments can be accelerated or delayed as management sees fit. There is a risk that management will pass on favourable opportunities due to the perceived impact of the financial crisis.

However, none of potential sources for capital are certain and management although confident of the potential, cannot assure shareholders and interested parties that they will in fact be able to finance the Company going forward.

C. Research and development, patents and licenses, etc.

Research and development expenses were nil (nil: 2007; nil: 2006) for the year ended September 30, 2008.

On June 14, 2006, Interamerican acquired the exclusive rights for a racetrack development opportunity in Saskatchewan, Canada and during fiscal 2007 Interamerican recorded an impairment of the rights primarily due to inactivity. Interamerican continues to hold the rights and may in the future attempt to realize on the rights.

During fiscal 2008, the Gate To Wire acquired the exclusive licensing rights for Latin America for a horseracing proprietary video distribution service from Bettor Solutions Inc. Under the license the Company will share net revenues with Bettor Solutions Inc.

D.  Trend information.

Over the twelve month period ended September 30, 2008, the funding of the development of the Company’s investments has been sourced primarily through the repayment of amounts owed the Company by its legacy investee.

Subsequent to period end on January 9, 2009, two of Newlook’s profitable operating subsidiaries were placed into receivership by a second party.  The result is that Newlook is unable to provide loans to the Company for the development of its investments.

Management is considering alternative methods of funding and is also scaling down or delaying certain projects within the investees.

There can be no assurance that management will be able to access required funding on commercially acceptable terms, if at all.

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

The Company has no contractual obligations at this time.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

The following is a list of the current directors and senior officers of the Company, their municipalities of residence, their current position with the Company and their principal occupations:

John G. Simmonds, 58	King City ON	CEO and Chairman of Board
Mr. Simmonds has served as a director of Gamecorp since September 2005 and as CEO since April 2007. Mr. Simmonds has 40 years experience in the communications sector. Mr. Simmonds currently serves as Chief Executive Officer of Wireless Age and previously served as Chief Executive Officer and Chairman of the Board from March 13, 2003 until August 31, 2005, at which time he resigned his position as Chief Executive Officer.  He resigned as Chairman of the Board and as a director on April 17, 2006 Mr. Simmonds was appointed Chief Executive Officer of Interamerican in June 2006. He also serves as a director. Mr. Simmonds was appointed to the Board of Directors of Minacs Worldwide, a TSX listed company, in June 2005. He served as a director until February 2006. Mr. Simmonds was appointed President of Newlook Industries Corp. (NLI:TXSV) in September 2005. He resigned as an officer of Newlook Industries Corp. in February 2007 and was reappointed in July 2007.  In September 2004, Mr. Simmonds was appointed as Chief Executive Officer and Director of Lumonall Inc.; on April 1, 2008 he resigned as Chief Executive Officer.  Mr. Simmonds served as the Chief Executive Officer, of Gate To Wire from 1998 to May 2004. Mr. Simmonds also served as Chairman and director of Gate To Wire from 1998 to November 2006.  In February 2007 Mr. Simmonds was reappointed CEO and Chairman of the Board of Gate To Wire. Gate To Wire is a corporation whose current business plan and activities are designed around the equine racing and wagering industries.  Mr. Simmonds has also been involved with several other companies.  Mr. Simmonds served as Chief Executive Officer, Chairman and Director of Phantom Fiber Corporation (OTCBB: PHMF), formerly Pivotal Self-Service Technologies, Inc. and resigned in June of 2004.  Mr. Simmonds is the father of J. Graham Simmonds, a Director of the Company.

Jason R. Moretto, 39	Vaughan ON	President, COO and Director
Mr. Moretto has been a director of Gamecorp since January 5, 2004, Newlook Industries Corp. since January 5, 2004 and Interamerican since June 13, 2006. Mr. Moretto has been a director of Wireless Age since June 29, 2007.  Mr. Moretto previously served in equity research within the institutional equity group of BMO Nesbitt Burns (now BMO Capital Markets), a full service investment dealer based in Toronto, Canada from September of 1997 to February of 2003. From 1995 to 1997, Mr. Moretto was National Accounting Manager for Universal Concerts Canada (now Live Nation), Canada’s largest promoter of live music and entertainment and operator of the Molson Amphitheatre in Toronto.  Prior to that, he practiced as an accountant in public practice.  He also recently served as a Member of the Ontario Securities Commission's Small Business Advisory Committee for a two year term. Mr. Moretto holds a Bachelor of Commerce degree from the University of Toronto, and is a Certified General Accountant and Chartered Financial Analyst.

Stephen Dulmage, 66	Toronto Ontario	Director
Mr. Dulmage has served as a director of the Company since July 17, 2007, in addition to his role at Gamecorp, Mr. Dulmage has served as a director Wireless Age Communications Inc. (OTCBB: WLSA) since June 2004. He previously served as the Chief Financial Officer of African Gold Group, Inc., a company listed on the Toronto Stock Exchange Venture Exchange. Prior to joining African Gold Group, Inc., Mr. Dulmage served as a business consultant from January 2003 through April 2003, as a sales agent of the Equigenesis Corporation from December 1999 through December 2002, and as a sales agent for Mantum Corporation from November 1996 until December 1999. Mr. Dulmage earned a Bachelor of Arts degree at McMaster University in 1964. Mr. Dulmage is a C.A. (Chartered Accountant) and is a member of the Canadian Institute of Chartered Accountants. Mr. Dulmage was a director of Travellers Mall.com Inc., a Toronto Stock Exchange Venture Exchange listed company, from 2000-2004.

J. Graham Simmonds, 35	Toronto ON	Director
Mr. Simmonds has been a director of the Company since June 5, 2008, in addition to his role at Gamecorp, Graham Simmonds is President, Chief Executive Officer and Director of Baymount Incorporated (TSXV: BYM). Baymount is focused on developing horseracing properties and innovative wagering products. Mr. Simmonds has built upon a strong family background in horseracing, having spent most of his life involved in the industry. He has ten years experience as a successful owner and breeder of race horses, and ten years experience in public company management and business development projects. Mr. Simmonds also sits on the Board of Interamerican Gaming, Inc. (OTCBB: IAGM).  Mr. Simmonds is the son of John G. Simmonds, the Company’s CEO and Chairman of the Board.

J. Paul Duffy, 43	Toronto ON	Director
Mr. Duffy has been a director of Gamecorp since June 5, 2008, in addition to his role at Gamecorp, J. Paul Duffy is President and Chief Software Architect of Corporate Communications Interactive Inc. (CCI). Mr. Duffy co-founded CCI, an online provider of Internet and wireless-based, custom product knowledge and learning solutions for organizations. Established in 1992, CCI now has offices in Canada, the United States and China, and lists many Fortune 500 companies as its clients.

Neal Romanchych, 44	Aurora ON	Director
Mr. Romanchych has served as a director of the Company since March 21, 2006, in addition to his role at Gamecorp he is a Vice President of 411.ca. Mr. Romanchych has over twenty years of experience in the telecommunications sector. Over that period, he has been involved with several successful start-ups and has held senior positions with large telecom companies. His past postings include ten years with Call Net/Sprint Canada (where he was appointed to the Board of Directors of CNE Fiber Development Corp., its U.S. operating subsidiary), Vice President of Primus, Vice President of Riptide Inc. and President of Newlook Industries Corp.  Mr. Romanchych holds an Honours Bachelor of Administrative Studies from Trent University.

Gary Hokkanen, 53	Thornhill ON	Chief Financial Officer
Mr. Hokkanen has served as CFO of Gamecorp since July 2007. He has served as Wireless Age’s CFO since May 29, 2003.  Mr. Hokkanen is an executive level financial manager with over 10 years experience in public company financial management.  Mr. Hokkanen holds a Bachelor of Arts degree from the University of Toronto and is a CMA (Certified Management Accountant) and a member of the Society of Management Accountants, Ontario.  From January 2001 to April 2003 Mr. Hokkanen was CFO of IRMG Inc., a Toronto based financial management consulting firm.  Mr. Hokkanen served as CFO of Simmonds Capital Limited from July 1998 to January 2001 and served as CFO of Gate To Wire from February 1998 to June 2001.  In May of 2005 Mr. Hokkanen was reappointed CFO of Gate To Wire, resigned in August 2006 and was reappointed in June 2007.  For the period April 1996 to July 1998, Mr. Hokkanen served as Treasurer of Simmonds Capital Limited.  In November 2007, Mr. Hokkanen was appointed a director and officer of Sagittarius Capital Corporation (a TSX Venture Exchange capital pool company). He has also served as CFO for Newlook Industries Corp. (TSX Venture Exchange), Lumonall, Inc. (OTCBB) and Interamerican (OTCBB) since July 2007.

Carrie Weiler, 50	Nobleton ON	Corporate Secretary
Ms. Weiler was appointed Corporate Secretary on July 1, 2007. She was appointed Corporate Secretary of Wireless Age Communications, Inc. on May 29, 2003 and was appointed Director in February 2007.  Ms. Weiler provides professional public company corporate secretarial services to various entities. Ms. Weiler is a member of the Canadian Society of Corporate Secretaries.  Ms. Weiler was appointed Corporate Secretary of Interamerican in September 2006. She has served as Corporate Secretary of Gate To Wire since 1998.  On October 15, 2004 Ms. Weiler was appointed Corporate Secretary of Lumonall and continues to serve in such capacity. Ms. Weiler has served as Corporate Secretary of Newlook Industries Corp. and as a director since July 2007.

B. Compensation.

For the year ended September 30, 2008, John G. Simmonds was compensated with a salary of $180,000 and other annual compensation of $26,000 for his role as Chief Executive Officer of the Company. For the same period, Jason Moretto received a salary of $180,000 and other compensation of $12,000 for his role as President.  Gary Hokkanen received $30,000 for his role as CFO of the Company.

A total of 3 persons served as members of the administrative, supervisory or management bodies of the subsidiaries of the Company during fiscal 2008. The aggregate remuneration paid to such persons was approximately $428,000.

There were no options granted during fiscal 2008.
No options were exercised during the Company’s most recently completed financial year.

During fiscal 2008, the Company paid Gerry Racicot and his consulting firm 1040614 Ontario Ltd. $500,000 for historic consulting fees and a lump sum retirement payment.

There are no other arrangements under which directors or members of the Company’s administrative, supervisory or management body, were compensated by the Company, during the most recently completed financial year for their services.

C. Board practices.

The directors of the Company are elected annually and hold office until the next annual general meeting of the Company’s shareholders or until their successors in office are duly elected or appointed.  All of the Company’s directors were elected at the Company’s most recent annual general meeting, which took place on May 28, 2008.  Under the Company Act (Ontario) the Company is required to hold an annual general meeting no more than 15 months after its most recent annual general meeting.

There are no service contracts with the Company or any of its subsidiaries for the directors providing benefits upon termination of their service.

The Corporate Governance and Compensation committee is currently comprised of John Simmonds, Jason Moretto, Stephen Dulmage and Neal Romanchych.  The audit committee is currently comprised of J. Graham Simmonds, Neal Romanchych and Stephen Dulmage who are all independent directors. The committee operates within the guidelines of the Toronto Stock Exchange.

D. Employees.

The Company and its subsidiaries employed approximately 3 staff during the last fiscal year, the same number as employed in the previous fiscal year.  In April 2007, Mr. Gerry Racicot retired as the Chief Executive Officer, President and Director of the Company after founding the Company 16 years ago. Mr. John G. Simmonds has assumed the responsibility of the Chief Executive Officer.  Mr. Jason Moretto, who had been the Chief Financial Officer of the Company, has been replaced by Mr. Gary Hokkanen.  Mr. Moretto has assumed the responsibility of the President of the Company.

The Company and its subsidiaries have no involvement with labour unions. The Company and its subsidiaries do not employ a significant number of temporary employees.

E.  Share ownership.

Directors and officers

The following table indicates the names and municipalities of residence for each director and officer of the Company. The table further indicates the date on which the following persons began acting as directors or officers of the Company, as the case may be, and states the number of voting shares of the Company which are beneficially owned by each of them or over which they have direct or indirect control.

Name and Address	Occupation	Director or Officer Since	Number of Voting Shares Beneficially Owned or Controlled Directly or Indirectly (2)	% of Voting Shares Beneficially Owned or Controlled Directly or Indirectly (1)
John G. Simmonds King City, ON	CEO and Director of the Company	September 21, 2005	116,100 (3) (4)	2.7%
Jason R. Moretto Vaughan, ON	President, COO and Director of the Company	January 5, 2004	46,450 (3) (5)	1.1%
Stephen Dulmage Toronto, ON	Director of the Company; Retired	July 17, 2007	Nil (2) (3)	0%
Neal Romanchych Aurora, ON	Director of the Company; VP Sales/Service, 411.ca	March 21, 2006	Nil (2) (3)	0%
J. Graham Simmonds Toronto, ON	Director of the Company, President and CEO of Baymount Inc.	June 5, 2008	Nil (3)	0%
J. Paul Duffy Toronto, ON	Director of the Company, President of Corporate Communications Interactive Inc.	June 5, 2008	Nil	0%
Gary N. Hokkanen Thornhill, ON	Chief Financial Officer	July 17, 2007	40,000	0.9%
Carrie J. Weiler Nobleton, ON	Corporate Secretary	July 17, 2007	15,500	0.3%

Notes:
(1) Includes Shares over which control or direction is exercised. The information as to Shares beneficially owned or controlled, not being within the knowledge of the Company, has been provided by the nominees.
(2) Member of the Audit Committee.
(3) Member of the Corporate Governance and Compensation Committee
(4) Mr. Simmonds holds warrants to purchase 90,000 shares.
(5) Mr. Moretto holds options to purchase 81,000 shares and warrants to purchase 90,000 shares.

The following table indicates the total number of voting shares of the Company held by its directors and officers as a group, and the percentage that such shares form of the total number of voting shares of the Company issued and outstanding.

Name	Number of Shares Beneficially Owned or Controlled Directly or Indirectly	Percentage of Total Shares Issued(1)
Directors and Officers as a Group	218,050	5%

In the fiscal year ended September 30, 2008, there were no grants of options to purchase Shares to the Named Executive Officers, pursuant to the Stock Option Plan.

The following table sets out the number of options to purchase Shares exercised during the Company’s most recently completed fiscal year, if any, by the Named Executive Officers, and the number of unexercised options and the value of unexercised “in the money” options held as at September 30, 2008, if any, by such persons:
Name	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at September 30, 2008 (Exercisable/ Unexercisable) (#)	Value of Unexercised In-The-Money Options at September 30, 2008(Exercisable/ Unexercisable)(1) ($)
Jason R. Moretto	Nil	Nil	81,000/Nil	Nil/Nil
John G. Simmonds	Nil	Nil	Nil/Nil	Nil/Nil
Gary Hokkanen	Nil	Nil	Nil/Nil	Nil/Nil

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

Number of U.S. Holders	Number of Common shares held in U.S.	% of Common shares held in U.S.
108	214,979	5%

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

Included in accounts payable for fiscal 2007 are payables to directors, officers or corporations owned by management personnel of $1,006,000 (2006 - $388,000; 2005 - $268,000). $702,000 of the 2007 amount is due to the Company’s former CEO pursuant to his severance/retirement settlement and has been classified as discontinued operations.

During the year Newlook, a related party by virtue of certain common directors and officers, repaid the Company $2,856,000 of intercompany debt. The Company earned $69,000 in interest income from Newlook on amounts due between Newlook and Gamecorp. Subsequent to year end Newlook began to make loans to Gamecorp and began to pay interest on such loans.

The Company earned $41,000 from Lumonall, Inc., a related party by virtue of certain common officers and directors.

The Company transferred loans made to Lumonall and Function Mobile Inc. (not a related party) having a value of $585,000 to Newlook, in settlement of a like amount owed by Gamecorp to Newlook.

Officers and directors of the Company subscribed for $235,000 of the $800,000 in equity private placement. Such amount was recorded as unissued share liability at September 30, 2008.

Officers, directors and related parties of the Company were paid $686,000 in consulting fees during the year ended September 30, 2008. Accrued or paid fees for the year for officers of the Company were for the services of John Simmonds, our CEO, Gary Hokkanen, our CFO and Carrie Weiler our Corporate Secretary. Accrued or paid director fees were for the services of Jason Moretto, Paul Duffy, Stephen Dulmage, Neal Romanchych and Graham Simmonds.  In addition, fees were paid to Wireless Age, a related party due to certain common officers, directors and ownership for services of managerial level accounting.

The Company earned management fees of $150,000 from Interamerican, a related party by virtue of certain common directors and officers and $45,000 from Gate To Wire, also an entity with certain common officers and directors.

During fiscal 2008, the Company paid Gerry Racicot and his consulting firm 1040614 Ontario Ltd. $702,000 for historic consulting fees and a lump sum retirement payment.

All transactions within the corporate group listed in note 16 of the consolidated financial statements for the year ended September 30, 2008, are in the normal course of business and are recorded at the carrying value. Inter-company transactions and balances are eliminated upon consolidation.

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

Legal Proceedings

There is a claim outstanding against the Company by a former employee of a subsidiary (since sold) for wrongful dismissal, alleged breach of contract, punitive and aggravated damages and costs.  It is the Company's opinion that there is no merit to the claim of breach of contract, punitive or aggravated damages. Management believes that damages resulting from this claim would be immaterial, if any.

Name of the court or agency:  Ontario Superior Court of Justice
Date instituted:  September 3, 2004
Principal parties to the proceedings:  Peter Cross (plaintiff) and Onlinetel Corp., Onlinetel Inc., Gamecorp Ltd., Newlook Industries Corp. and Gerry Racicot (Defendants).
Nature of the claim:  Wrongful dismissal.
Amount claimed:  Breach of contract ($400,000); Additional Damages ($140,000); Aggravated Damages ($500,000); Punitive and Exemplary Damages ($1,000,000) plus other interests.  A $21,000 settlement was offered by Defendants.  Plaintiff’s request for $40,000 plus costs was rejected by Defendants.
Status of the proceedings:  Presently being contested.     Mediation and discoveries have occurred.  Currently being set for trial.

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

B.  Significant Changes.

On November 6, 2008, the Company disposed of 4,112 treasury shares for cash consideration of $1,234.

On November 10, 2008, the Company closed a non-brokered $1,000,000 private placement of 4,000,000 common shares at a price of $0.25 per share.

On January 9, 2009, operating subsidiaries (Wireless Age Communications Ltd. and Wireless Source Distribution Ltd.) of Newlook’s majority owned subsidiary Wireless Age Communications, Inc. were served with a Notice of Intention to Enforce Security under the Bankruptcy and Insolvency Act and a Court Order to immediately appoint an interim receiver.

On January 22, 2009, the Court of Queen’s Bench for Saskatchewan heard a challenge of the Court Order by Wireless Age Communications, Inc.  On January 27, 2009 the court dismissed the challenge.

On February 2, 2009, the receiver informed Wireless Age Communications, Inc. that they intended to proceed with the sale of the assets of the operating subsidiaries.

On February 3, 2009, Wireless Age received notification that MTS Allstream Inc. intended to terminate their Dealer Agreement with Wireless Age Communications Ltd. effective February 28, 2009.

Item 9. The Offer and Listing.

A. Offer and listing details.

Information regarding the price history of the stock.

The following stock price ranges are from the CNSX under the symbol GGG The Company also trades on the NASD Over-the-Counter Bulletin Board under the symbol GAIMF but at substantially lower volumes.

Calendar Period	High (Cdn$)	Low (Cdn$)	Volume

Month Ended

February 2009	0.08	0.08	20,350
January 2009	0.11	0.09	8,120
December 2008	0.15	0.06	42,379
November 2008	0.39	0.32	30,610
October 2008	0.40	0.30	15,950
September 2008	0.30	0.30	7,384

Quarter Ended	High (Cdn$)	Low (Cdn$)	Volume

September 2008	0.50	0.20	14,762
June 2008*	0.25	0.02	1,096,419
March 2008	0.08	0.05	3,635,900
December 2007	0.08	0.05	4,729,300
September 2007	0.13	0.07	1,606,300
June 2007	0.16	0.11	2,965,800
March 2007	0.14	0.11	1,962,600
December 2006	0.20	0.10	3,498,000

Year Ended

September 30, 2008	0.50	0.02	9,476,381
September 20, 2007	0.20	0.07	10,032,700
September 30, 2006	0.53	0.12	11,611,100
September 30, 2005	0.42	0.11	11,266,600
September 30, 2004	1.40	0.36	22,063,300

* Consolidation- On June 26, 2008, the Company completed a share consolidation on a one post-consolidation common share for ten pre-consolidation common shares.

B.  Plan of Distribution.

Not Applicable.

C. Markets.

The common shares of the Company were listed for trading on the Toronto Stock Exchange (the “TSX”) on October 11, 1996 and previous to this, on the TSX-Venture Exchange (formerly the Vancouver Stock Exchange) (the “TSX-V”) on April 3, 1991 under the symbol “AXA”.

The common shares of the Company were listed on the Canadian National Stock Exchange (the “CNSX”) on April 28, 2008 and currently trade under the symbol “GGG”.

The common shares were listed on the NASD OTC Bulletin Board on October 8, 1997 and trade under the symbol “GAIMF”.

D.  Selling shareholders.

Not Applicable.

E. Dilution.

Not Applicable.

F.  Expenses of the issue.

Not Applicable.

Item 10. Additional Information.

A. Share capital.

Not Applicable.

B. Memorandum and articles of association.

The information required by Item 10.B. is hereby incorporated by reference from the Company's previous Report on Form 20-F filed in March of 2008 on the EDGAR system.

C. Material contracts.

The Company entered into a Settlement Agreement with its former President and CEO, Gerry Racicot, on August 24, 2007.  Mr. Racicot retired as an officer and director of the Company on April 18, 2007.  The Settlement Agreement and associated documents have been filed on SEDAR (www.sedar.com).

Details:  The Company agreed to pay Mr. Racicot a retirement payment valued at $500,000.  In respect of back pay owing by the Company to 1040614 Ontario Ltd., the Company agreed to pay 1040614 Ontario Ltd. a total sum of $538,325.37.  Additionally, the Company paid Mr. Racicot $5,000, representing reimbursement of outstanding expenses incurred by Mr. Racicot prior to the Retirement Date in the course of his duties to the Company.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not Applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not Applicable.

Item 15T. Controls and Procedures.

Disclosure controls and procedures

Our management evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Form 20-F. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act)), as of the end of such period, are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

There have been no significant changes in our internal controls over financial reporting during the fiscal period ended September 30, 2008 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act. Those rules define internal control over financial reporting as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

• Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

• Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and the receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and

• Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of September 30, 2008. In making this assessment, our management used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on an assessment carried out during this period, management believes that, as of September 30, 2008, our internal control over financial reporting was effective

Changes in Internal Control Over Financial Reporting

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

The Company’s Board of Directors has determined that the Company has at least one audit committee financial expert serving on its audit committee.  The Company’s audit committee financial expert is Stephen Dulmage, who is independent for audit committee purposes.

Item 16B. Code of Ethics.

The Company has adopted a code of ethics that applies to its Chief Executive Officer and Chief Financial Officer.

Item 16C. Principal Accountant Fees and Services

(a)  Audit Fees

The aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s principal accountant for the audit of the Company’s annual financial statements, together with services that are normally provided by the principal accountant in connection with statutory and regulatory filings or engagements were approximately $50,000 for the year ending September 30, 2008 and $50,000 for the year ending September 30, 2007.

(b)  Audit-Related Fees

The aggregate fees billed for each of the last two fiscal years for assurance and related services by the principal accountant that were reasonably related to the performance of the audit or review of the Company’s financial statements but are not reported under paragraph (a) of this Item were zero ($nil).

(c)  Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning were $5,800 for the year ended September 30, 2008 and $5,800 for the year ended September 30, 2007 for preparation of the Company’s tax returns.

(d)  All Other Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant other than services disclosed in paragraphs (a) through (c) of this Item were $nil in the year ending September 30, 2008 and $nil in the year ending September 30, 2007.

Item 16.D Exemptions from the Listing Standards for Audit Committees

The disclosure required under Exchange Act Rule 10A-3(d) is not applicable to the Company.

Item 16.E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Company made no issuer repurchases, including any made pursuant to a publicly announced plan or program or made pursuant to a plan or program that was not announced publicly, in the last two fiscal years.  The Company made no open market issuer repurchases.

Item 16.F Change in Registrant’s Certifying Accountant

There has been no change in the Company’s Certifying Accountant.

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

Audit Report
Audited Consolidated Financial Statements of the Company for the years ended September 30, 2008, September 30, 2007 and September 30, 2006.

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

Gamecorp Ltd.

Date: March 30, 2009	By:	/s/ Gary Hokkanen
Name: Gary Hokkanen
Title: Chief Financial Officer

GAMECORP LTD. (FORMERLY EIGER TECHNOLOGY, INC.)

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2008 AND 2007

(EXPRESSED IN CANADIAN DOLLARS)

F1

AUDITORS' REPORT

To the Shareholders of
Gamecorp Ltd.

We have audited the consolidated balance sheets of Gamecorp Ltd. as at September 30, 2008 and 2007 and the consolidated statements of operations, comprehensive income (loss), deficit and cash flows for each of the years ended September 30, 2008 and 2007. The financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2008 and 2007 and the results of its operations and its cash flows for the years in the two-year period ended September 30, 2008 in accordance with Canadian generally accepted accounting principles.

                      “SF Partnership, LLP”

Toronto, Canada                                     LICENSED PUBLIC ACCOUNTANTS
January 22, 2009

F2

COMMENTS BY AUDITORS ON CANADA - UNITED STATES

REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in note 2 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated January 22, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

            “SF Partnership, LLP”

Toronto, Canada                                                                            LICENSED PUBLIC ACCOUNTANTS
January 22, 2009

F3

GAMECORP LTD. AND SUBSIDIARIES
Consolidated Balance Sheets
September 30, 2008 and 2007

ASSETS	2008	2007
Current
Short term investments	$15,000	$-
Accounts receivable	57,000	33,000
Prepaid expenses and sundry assets	8,000	3,000
Notes receivable (note 4)	156,000	624,000
Total Current Assets	236,000	660,000
Equipment (note 6)	41,000	50,000
Advance to Corporation (note 7)	7,000	16,000
Investments (note 8)	1,976,000	-
Assets of discontinued operations (note 5)	527,000	207,000
Due from Related Parties (note 9)	-	2,936,000
Notes Receivable (note 4)	14,000	-
Total Long-Term Assets	2,565,000	3,209,000
Total Assets	$2,801,000	$3,869,000
LIABILITIES
Current
Bank indebtedness	$30,000	$6,000
Accounts payable and accrued charges	205,000	368,000
Due to related parties (note 9)	10,000	-
Notes payable (note 11)	605,000	-
Current portion of derivative financial instrument (note 12)	-	1,777,000
Current liabilities of discontinued operations (note 5)	-	702,000
Total Current Liabilities	850,000	2,853,000
Derivative Financial Instrument (note 12)	-	2,880,000
Total Long-Term Liabilities	-	2,880,000
Total Liabilities	850,000	5,733,000
Commitments and Contingencies (note 13)
SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share Capital (note 15)	44,286,000	44,286,000
Contributed Surplus (note 15c)	1,278,000	1,278,000
Unissued Share Liability (note 10)	800,000	-
Deficit	(44,600,000)	(47,428,000)
Accumulated Other Comprehensive Income	187,000	-
Total Shareholders’ Equity (Deficit)	1,951,000	(1,864,000)
Total Liabilities and Shareholders’ Equity (Deficit)	$2,801,000	$3,869,000

APPROVED ON BEHALF OF THE BOARD
“JOHN G. SIMMONDS” (Director)	“STEPHEN DULMAGE” (Director)

(The accompanying notes are an integral part of these consolidated financial statements.)

F4

GAMECORP LTD. AND SUBSIDIARIES
Consolidated Statements of Operations
Years Ended September 30, 2008 and 2007

	2008	2007
Revenues
Management fees (note 16 and 22)	$195,000	$-
Interest income (note 16)	116,000	47,000
	311,000	47,000
Expenses
Selling, general and administrative	1,052,000	636,000
Amortization of equipment	11,000	12,000
Foreign exchange (gain) loss	(71,000)	40,000
Total Expenses	992,000	688,000
Loss from Operations	(681,000)	(641,000)
Other Income (Expenses)
Interest and bank charges	(41,000)	(2,000)
Fair value adjustment to financial instruments (note 14)	3,410,000	(4,567,000)
Gain on dilution (note 5)	-	4,525,000
Share of losses of equity accounted investee (note 8d)	(361,000)	(80,000)
Write down of advance to corporation (note 7)	(9,000)	(15,000)
Gain/(loss) on disposal of investments (note 8d)	65,000	(97,000)
Total Other Income (Expenses)	3,064,000	(236,000)
Earnings (Loss) from Continuing Operations
Before Income Taxes	2,383,000	(877,000)
Provision for income taxes – future (note 17)	-	-
Earnings (Loss) from Continuing Operations	2,383,000	(877,000)
Earnings (Loss) from Discontinued Operations (no tax effect) (note 5)	445,000	(979,000)
Net Earnings (Loss)	$2,828,000	$(1,856,000)
Deficit – Beginning of Year	(47,428,000)	(45,572,000)
Deficit – End of Year	$(44,600,000)	$(47,428,000)
Earnings (Loss) Per Weighted Average Number of Shares Outstanding – Basic and Diluted
Continuing Operations	$0.56	$(0.22)
Net Earnings (Loss)	$0.67	$(0.46)
Weighted Average Number of Shares Outstanding – Basic and Diluted	4,232,874	4,019,892

(The accompanying notes are an integral part of these consolidated financial statements.)

F5

GAMECORP LTD. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income (Loss)
Years Ended September 30, 2008 and 2007

	2008	2007

Net Earnings (Loss)	$2,828,000	$(1,856,000)

Unrealized gain on available-for-sale investments (note 8d)	187,000	-

Comprehensive Income (Loss)	$3,015,000	$(1,856,000)

(The accompanying notes are an integral part of these consolidated financial statements.)

F6

GAMECORP LTD. AND SUBSIDIARIES
Consolidated Statements of Deficit
Years Ended September 30, 2008 and 2007

	2008	2007

Beginning of Year	$(47,428,000)	$(45,572,000)

Net Earnings (Loss)	2,828,000	(1,856,000)

End of Year	$(44,600,000)	$(47,428,000)

(The accompanying notes are an integral part of these consolidated financial statements.)

F7

GAMECORP LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years Ended September 30, 2008 and 2007

	2008	2007
Cash Flows from Operating Activities
Net earnings (loss) from continuing operations	$2,383,000	$(877,000)
Adjustments for:
Amortization of property and equipment	11,000	12,000
Foreign exchange	-	40,000
Fair value adjustments on financial instruments	(3,410,000)	4,567,000
Gain on dilution	-	(4,525,000)
Share of losses of equity accounted investee	361,000	80,000
Write down of advance to corporation	9,000	15,000
(Gain)/loss on disposal of investments	(65,000)	97,000
Funds used in continuing operating activities	(711,000)	(591,000)
Changes in Non-Cash Working Capital:
Accounts receivable	(24,000)	(25,000)
Prepaid expenses and sundry assets	(5,000)	7,000
Accounts payable and accrued charges	(162,000)	142,000
Net funds used in continuing operating activities	(902,000)	(467,000)
Net loss from discontinued operations	445,000	(979,000)
Adjustments for:
Non-cash earnings	(59,000)	(30,000)
Gain on disposal of investments	(598,000)	-
Proceeds from sale of investments	655,000	-
Write down of investment	212,000	-
Liabilities of discontinued operations	(702,000)	702,000
Net funds used in discontinued operations	(47,000)	(307,000)
Cash Flows from Investing Activities:
Increase in investments	(2,388,000)	-
Due from related parties	2,936,000	(1,314,000)
Acquisition of property and equipment	(2,000)	(5,000)
Increase in short term investments	(15,000)
Proceeds from sale of investment	91,000	1,476,000
Proceeds from collection of note receivable	131,000	-
Net funds provided by investing activities	753,000	157,000
Cash Flows from Financing Activities:
Proceeds from common stock private placement	-	536,000
Proceeds from common stock subscriptions	560,000	-
Due to related parties	10,000	-
Repayment of notes payable	(398,000)	-
Bank indebtedness	24,000	6,000
Net funds provided by financing activities	196,000	542,000
Net Decrease in Cash	-	(75,000)
Cash – Beginning of Year	-	75,000
Cash – End of Year	$-	$-

Supplemental information provided in note 21.

(The accompanying notes are an integral part of these consolidated financial statements.)

F8

GAMECORP LTD.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2008 and 2007

1.      Organization and Nature of Business

Gamecorp Ltd. (the "Company" or "Gamecorp") was originally incorporated as Alexa Ventures Inc. on September 8, 1986 under the laws of British Columbia. Currently, the Company is in good standing, operating under the laws of Ontario. On May 28, 2008, the Company changed its name from Eiger Technology, Inc. to Gamecorp Ltd.  The Company is listed as an issuer on the CNSX.

The Company is an investment and merchant banking enterprise focused on the development of its investments. The Company’s current key investments are in the Gaming and Technology sectors. InterAmerican Gaming, Inc. (“InterAmerican”) (formerly Racino Royale, Inc.), and Gate To Wire Solutions, Inc. (“Gate To Wire”) (formerly TrackPower, Inc.) are development stage enterprises involved in international gaming ventures. The Company has also invested in Baymount Incorporated (“Baymount”), which is developing a gaming entertainment centre in Belleville, Ontario. The Company has a legacy investment stake in Newlook Industries Corp. (“Newlook”), an enterprise with technology and telecommunications investments.

InterAmerican

InterAmerican is developing Latin American gaming opportunities through its subsidiaries InterAmerican Operations, Inc. and IAG Peru S.A.C.

On October 1, 2007, the Company held a 50.4% ownership interest in InterAmerican. By September 30, 2007, the Company had reduced its interest in InterAmerican to approximately 10%. Prior to 2007 the Company consolidated the operating results and balance sheets of Newlook and InterAmerican with its financial statements. During fiscal 2007, due to a reduction in ownership percentage as described below, the investments in Newlook and InterAmerican have been deconsolidated. The effects of deconsolidation are described in notes 8 and 9. Through a series of cash advances later converted into equity of InterAmerican, the Company increased its interest to 46.9% at September 30, 2008. InterAmerican and the Company have certain common officers and directors.

Gate To Wire

On October 1, 2007, the Company held an 8% interest in Gate To Wire and on September 30, 2008 it increased the interest to 18.3% through a conversion of cash advances to equity. Gate To Wire is being reorganized and will focus on distributing live horseracing signals in Latin America through a recently acquired license. Gate To Wire and the Company have certain common officers and directors.

Baymount

Baymount is redeveloping a horseracing and gaming facility in Canada and the Company holds a 1% ownership interest in Baymount. Baymount and the Company have a common director.

F9

GAMECORP LTD.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2008 and 2007

1.     Organization and Nature of Business, cont’d

Newlook

On October 1, 2006, the Company held a 78.5% ownership interest in Newlook. During fiscal 2007, the Company made a decision to dispose of its investment in order to focus on other business opportunities. On September 30, 2007 the Company held a 35% ownership position in Newlook. During fiscal 2008 the Company entered into agreements, with parties it had granted call options to acquire its investment in Newlook in fiscal 2007. The agreements had the effect of canceling or unwinding the previously issued options and resulted in increasing the Company’s interest in Newlook from zero to 18.5%. Newlook and the Company have certain common officers and directors.

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

There is doubt about the Company's ability to continue as a going concern as the Company has a working capital deficiency of $614,000 as at September 30, 2008 (2007 - $2,193,000) and an accumulated deficit of $44,600,000 as at September 30, 2008.  The Company's ability to continue as a going concern is dependent upon the Company's ability to raise additional capital, to increase management fees and interest income, and sustain profitable operations.  Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

The Company believes that future share issuance and increased management fees to existing and future investees will provide sufficient cash flow for it to continue as a going concern in its present form, however, there can be no assurances that the Company will achieve such results. Accordingly, the consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

3. Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian GAAP which, except as noted in note 18, is consistent in all material respects with accounting principles generally accepted in the United States of America.  The principal accounting policies followed by the Company are as follows:

F10

GAMECORP LTD.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2008 and 2007

3.     Significant Accounting Policies, cont’d

a)	Basis of Presentation

The accompanying consolidated financial statements include the accounts of Gamecorp and its subsidiaries are presented in Canadian dollars under the accrual method of accounting.  All significant intercompany transactions and balances have been eliminated upon consolidation.

The Company has the following subsidiaries:

Name of Corporation	% Ownership
Alexa Properties Inc.*	100%
ETIFF Holdings (BC) Ltd.*	100%
Club Connects Corp.*	100%
EigerNet Inc.*	58.4%
Applied Lighting Technologies Inc.*	75%
Energy Products International Ltd.*	75%
International Balast Corp.*	75%
Call Zone Canada Inc.*	100%
990422 Ontario Ltd.*	100%
                                 * Inactive or holding company only

b)	Discontinued Operations

The Company has recognized the results of its investment in Newlook as discontinued operations. During fiscal 2007 the Company made a decision to dispose of its investment over time to focus on other gaming based opportunities.

c)	Short Term Investments

Short term investments are carried at the lower of cost or fair value and consist of guaranteed investment certificates.

d)	Equipment

   Equipment is stated at cost.  Amortization, based on the estimated useful lives of the assets, is provided using the under noted annual rates and methods:

Furniture and fixtures	20%	Declining balance
Computer equipment	30%	Declining balance

F11

GAMECORP LTD.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2008 and 2007

3.	Significant Accounting Policies, cont’d

e)	Investments
Investments in other entities are accounted for using the equity method or cost basis depending upon the level of ownership and/or the Company's ability to exercise significant influence over the operating and financial policies of the investee.

Equity Investments

Equity investments are recorded at original cost and adjusted periodically to recognize the Company's proportionate share of the investees' net income or losses after the date of investment. When net losses from an equity accounted for investment exceed its carrying amount, the investment balance is reduced to zero and additional losses are not provided for. The Company resumes accounting for the investment under the equity method when the entity subsequently reports net income and the Company's share of that net income exceeds the share of net losses not recognized during the period the equity method was suspended. Investments are written down only when there is clear evidence that a decline in value that is other than temporary has occurred. When an equity accounted for investee issues its own shares, the subsequent reduction in the Company's proportionate interest in the investee is reflected in income as a proportionate interest deemed dilution gain or proportionate interest loss on disposition.

Cost Investments

Investments are recorded at original cost and written down only when clear evidence that a decline in value, other than temporary, has occurred.

f)	Advertising Costs

The Company expenses advertising costs as incurred.

g)	Long-lived Asset Impairment

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is assessed based on the carrying amount of a long-lived asset compared to the sum of the future undiscounted cash flows expected to result from the use and the eventual disposal of the asset.  An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.  No impairments have been recorded.

h)	Financial Risk Management

The Company has exposure to credit risk, foreign exchange risk and liquidity risk. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on the consolidated financial statements.

F12

GAMECORP LTD.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2008 and 2007

3.	Significant Accounting Policies, cont’d

Credit Risk

The Company's financial assets that are exposed to credit risk consist primarily of accounts receivable and notes receivable. At September 30, 2008 and 2007, the balance of accounts receivable was $57,000 and $33,000, the balance of notes receivable at cost was $175,000 and $624,000. Accounts receivable represent GST refunds, the collection of which has typically spanned abnormal periods of time. Notes receivable are secured by common shares of Newlook which had a fair value of $1,047,000 on September 30, 2008.

Foreign Exchange Risk

Foreign exchange risk arises from the extent of assets invested in U.S. dollars. The Company’s investment in Gate To Wire and InterAmerican are in U.S. dollars. As at September 30, 2008 and 2007 the amount invested in InterAmerican at cost was $1,041,000 and $nil. As at September 30, 2008 the amount invested in Gate To Wire at cost was $444,000. A one cent change in the value of the U.S. dollar relative to the value of the Canadian dollar would result in a $15,000 change in value of these investments. The Company monitors foreign exchange fluctuations and may execute hedges to counterbalance currency movements.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company manages liquidity risk by closely monitoring changing conditions in its investees, participating in the day to day management and by forecasting cash flows from operations and anticipated investing and financing activities.

The Company has recently been reorganized and moved in a new business direction. At September 30, 2008, there is doubt about the Company’s ability to continue as a going concern primarily due to its history of losses and a $614,000 working capital deficit. Liquidity risk continues to be a key concern in the development of future operations and the success of its investments.

i)	Revenue Recognition

Operating revenues are recognized when they are earned, specifically, when services are provided, products are delivered to customers, persuasive evidence of an arrangement exists, amounts are fixed or determinable, and collectibility is reasonably assured. The Company's principal sources of revenue are management fees from investees and interest income from loans provided recognized on an accrual basis.

Revenues are recognized upon approval by regulatory authority as a result grant income is recognized subsequent to the race date; whereas, wagering revenues are recognized on the race  date.

F13

GAMECORP LTD.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2008 and 2007

3.	Significant Accounting Policies, cont’d

j)	Income Taxes

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

k)	Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings (loss) per share, according to the treasury stock method, assumes that any proceeds from the exercise of dilutive stock options and warrants would be used to repurchase common shares at the average market price during the period, with the incremental number of shares being included in the denominator of the diluted earnings (loss) per share calculation. The diluted earnings (loss) per share calculation assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings (loss) per share. Stock options and share purchase warrants outstanding are not included in the computation of diluted loss per share if their inclusion would be anti-dilutive.

l)      Use of Estimates

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

m)	Stock Based Compensation

The Company accounts for stock based compensation which includes the issuance of options of equity instruments using the fair value method. The estimated fair value is amortized to expense over the period in which the related services are rendered, which is usually the vesting period of the options. All outstanding options are classified as contributed surplus within shareholders’ equity and carried at their fair value.

F14

GAMECORP LTD.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2008 and 2007

3.	Significant Accounting Policies, cont’d

n)	Foreign Currency Translation

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

4.      Notes Receivable

	2008	2007
Foundation Venture Leasing	$-	$624,000
Former optionees	170,000	-
Total	170,000	624,000
Less : current portion	(156,000)	-
Long term	$14,000	$624,000

Foundation Venture Leasing

On August 8, 2007, the Company disposed of 14,021,600 common shares of InterAmerican to Foundation Venture Leasing (“Foundation”) in exchange for $29,000 (US$30,000) cash and a secured note receivable of $667,000 (US$671,000). Foundation and the Company entered into a pledge agreement pursuant to which Foundation pledged 12,619,460 InterAmerican shares to the Company as security for the third party’s obligation under the note.  As of September 30, 2007, the note receivable was reduced to $624,000 (US$627,000).

On January 8, 2008, the August 8, 2007 agreement was amended.  The Company sold 2,620,000 shares of InterAmerican to Foundation for the amounts received under the note ($131,000) and Foundation returned the balance of the 11,401,600 InterAmerican shares to the Company in exchange for the remainder of the $624,000 note receivable. On September 30, 2008 there were no amounts outstanding under the note.

Former Optionees

On March 31, 2008, the Company sold 3,702,000 Newlook common shares to former optionees who had previously held an option to acquire the Newlook securities (note 5). The purchase price was $586,000 being the same price per share as the cancelled option exercise price. In payment, the third

F15

GAMECORP LTD.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2008 and 2007

4.	Notes Receivable, cont’d

Former Optionees, cont’d

parties provided non-interest bearing promissory notes totaling $586,000 with varying repayment dates between March 8, 2009 and March 8, 2010. On September 30, 2008 there remained $175,000 outstanding under the notes receivable. The notes receivable are secured by 1,745,000 Newlook common shares which had a fair value of $1,047,000 on September 30, 2008. The Company has determined the fair value of the notes receivable at September 30, 2008 to be $170,000 and has therefore recorded an adjustment to income of $5,000 in the current period.

5.	Discontinued Operations

The Company reduced its ownership position in Newlook from 78.5% at the beginning of fiscal 2007 to 35% at September 30, 2007. In prior years the Company consolidated Newlook but during the second quarter of fiscal 2007 the Company deconsolidated Newlook and began to account for this investment using the equity method. During fiscal 2007 the Company recorded $4,525,000 as a gain on dilution arising from the deconsolidation of Newlook.

As of September 30, 2007, the Newlook investment balance was $207,000.

The consolidated loss prior to deconsolidation and the post deconsolidation equity earnings are classified as discontinued operations.

During fiscal 2007, the Company sold 14,263,000 Newlook shares for total cash proceeds of $1,866,000 and recorded a loss on disposal of $285,000. The Company also issued options to others to acquire its remaining investment in Newlook at $0.10 per share at specific dates in the future (note 12).

During fiscal 2008, options to acquire 1,970,000 Newlook shares were exercised in March 2008, for proceeds of $269,000 resulting in a gain of $189,000 being recorded. Also in March 2008, the optionees agreed to acquire 3,702,000 Newlook common shares formerly under option (note 4) and the Company agreed to pay a $0.30 cancellation fee on 4,178,000 options (note 11), which effectively cancelled all remaining options granted. The Company recorded a gain of $409,000 as a result of the disposal of 3,702,000 shares. The Company acquired a further 1,105,500 Newlook common shares for cash proceeds of $731,000.

The Company recorded $59,000 as its share of Newlook earnings during fiscal 2008.

Management has determined that its investment in Newlook is permanently impaired due to an interim receivership order served on certain of Newlook’s operating subsidiaries (note 25). The Company recorded a $212,000 write down of its investment due to the impairment at September 30, 2008. Such write down has been recorded in discontinued operations.

On September 30, 2008, the Company held 5,473,500 Newlook common shares, valued at $527,000, representing an 18.5% interest.

F16

GAMECORP LTD.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2008 and 2007

5.	Discontinued Operations, cont’d

The operations of Newlook are presented in the consolidated financial statements as discontinued operations as follows:

	2008	2007
Revenue	$-	$8,649,000
Cost of revenue and expenses of discontinued operations	-	(9,628,000)
Loss on discontinued operations	-	(979,000)
Share of earnings of equity accounted investee	59,000	-
Write down of investment due to impairment	(212,000)	-
Gain on disposal of investment	598,000	-
Income taxes	-	-
Earnings (loss) from discontinued operations	$445,000	$(979,000)

Assets and liabilities presented in the consolidated balance sheets include the following assets and liabilities of discontinued operations:

	2008	2007
Current assets	$-	$-
Investments	527,000	207,000
Assets of discontinued operations	$527,000	$207,000
Current liabilities	$-	$702,000
Long-term debt	-	-
Liabilities of discontinued operations	$-	$702,000

6. Equipment

	Cost	Accumulated Amortization	2008 Net Book Value	2007 Net Book Value
Furniture and fixtures	$144,000	$106,000	$38,000	$46,000
Computer equipment	5,000	2,000	3,000	4,000
	$149,000	$108,000	$41,000	$50,000

F17

GAMECORP LTD.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2008 and 2007

7.     Advance to Corporation

	2008	2007
Advance to Lexatec VR Systems Inc.	$7,000	$16,000

The advance noted above is non-interest bearing, has no specific terms of repayment and is secured by a pledge of reciprocal shareholdings. As at September 30, 2008, management recorded a $9,000 (2007 - $15,000) writedown of the advance to the fair value of the security.

8.     Investments

a)	InterAmerican

During fiscal 2007, the Company disposed of a sufficient number of common shares of InterAmerican to reduce the ownership interest to below 50%. Accordingly the Company changed accounting methods from consolidation to equity accounting. As of September 30, 2007, the Company’s carrying value of its investment in InterAmerican was $Nil. During the year ended September 30, 2007, the Company recorded its share of InterAmerican losses post deconsolidation of $80,000. During fiscal 2007, the Company disposed of 16,021,600

InterAmerican shares (which included the 14,021,600 shares as described in note 4) for total proceeds of $881,000 ($184,000 cash and $696,000 note receivable) and the Company recorded a gain of $187,000 from the sale transactions. On September 30, 2007, the Company held 2,013,000 InterAmerican common shares.

On January 8, 2008, the Company reacquired 11,401,600 InterAmerican shares from Foundation in exchange for the remainder of a $624,000 note receivable (note 4). During fiscal 2008, the Company converted cash advances totaling $919,000 made to InterAmerican into 17,758,000 InterAmerican common shares and disposed of 510,000 shares for proceeds of $91,000 and recorded a gain of $65,000.

The Company recorded $361,000 as its share of InterAmerican losses during fiscal 2008.

On September 30, 2008, the Company held 30,662,600 InterAmerican common shares valued at $1,146,000, representing a 46.9% interest.

b) Gate To Wire

The Company accounts for its investment in Gate To Wire as an available-for-sale investment measured at fair value.  Unrealized gains or losses are recorded in accumulated other comprehensive income within shareholders’ equity.

In January 2008, the Company acquired 2,000,000 Gate To Wire common shares for $200,000 and on September 30, 2008, the Company converted cash advances made to Gate To Wire of $273,000 into 2,600,000 common shares.

F18

GAMECORP LTD.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2008 and 2007

8.	Investments, cont’d

b) Gate To Wire, cont’d

On September 30, 2008, the Company held 4,600,000 Gate To Wire common shares carried at $473,000 representing an 18.3% interest.  The Company has determined the fair value of its investment in Gate To Wire at September 30, 2008 was $735,000 and accordingly has recorded a $262,000 unrealized gain in accumulated other comprehensive income.

c) Baymount

The Company accounts for its investment in Baymount as an available-for-sale investment measured at fair value.  Unrealized gains or losses are recorded in accumulated other comprehensive income within shareholders’ equity.

The Company purchased 1,501,000 Baymount common shares representing a 1% ownership interest. The Company paid $150,000 in cash to acquire the shares. There are approximately 139,000,000 Baymount shares outstanding.  Management has determined that the fair value of the Baymount investment was $75,000 at September 30, 2008 and accordingly has recorded a $75,000 unrealized loss in accumulated other comprehensive income.

d)	Investment activity during fiscal 2008 can be summarized as follows:

	Equity share of earnings (loss)	Gains on disposal of shares	Carrying value	Adjustment to accumulated other comprehensive income
InterAmerican	$(361,000)	$65,000	$1,166,000	$-
Gate To Wire	-		735,000	262,000
Baymount	-		75,000	(75,000)
Total	$(361,000)	$65,000	$1,976,000	$187,000

9.     Due from/to Related Parties

Following the deconsolidation of Newlook and InterAmerican, the Company began to record amounts due from or to these related parties.

Amounts due from related parties were as follows:

	2008	2007
Newlook and subsidiaries	$-	$2,856,000
InterAmerican	-	80,000
Total	$-	$2,936,000

F19

GAMECORP LTD.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2008 and 2007

9.      Due from/to Related Parties, cont’d

Amounts due from related parties were unsecured and had no specific repayment dates. Interest accrued on the amounts from Newlook at Canada Revenue Agency’s prescribed annual interest rate plus 2% per annum. Amounts due from InterAmerican were non-interest bearing.

Amounts due to related parties are as follows:

	2008	2007
Newlook and subsidiaries	$10,000	$-

Amounts due to related parties bear interest at the Canadian Revenue Agency’s prescribed rate, are unsecured and have no specific repayment dates.

10.    Unissued Share Liability

During fiscal 2008, the Company received $560,000 in cash from investors under $0.25 per share common stock share subscriptions and agreed to issue common stock in lieu of a $240,000 promissory note. As of September 30, 2008, the private placement had not yet closed and accordingly the Company recorded a total of $800,000 unissued share liability. The Company is obligated to issue 3,200,000 common shares to settle this liability. On closing the liability will be transferred to share capital.

On November 10, 2008, the Company closed the private placement by issuing 4,000,000 common shares at $0.25 per share (note 25).

11. Notes Payable

On March 31, 2008, the Company agreed to issue non-interest bearing promissory notes to certain former Newlook option holders totaling $1,253,000 representing a cancellation fee of $0.30 per option on 4,178,000 cancelled Newlook options (note 5). Pursuant to the terms of the note, the Company is obligated to pay $251,000 on the first day of the month for 5 consecutive months beginning May 1, 2008. The Company did not make payments as originally contemplated, however as of September 30, 2008, the Company reduced the promissory notes with cash payments totaling $398,000 and a credit of $240,000, to a note holder who agreed to subscribe for common shares. On September 30, 2008, the Company remains in default and $615,000 is unpaid under these promissory notes. At September 30, 2008, the fair value of the notes payable was $605,000 and accordingly the Company has recorded a $10,000 adjustment to income in the current period.

F20

GAMECORP LTD.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2008 and 2007

12.	Derivative Financial Instrument

During fiscal 2007, the Company issued call options to third party investors to acquire 14,000,000 common shares of the Company’s investment in Newlook exercisable at $0.10 per share expiring in tranches of 2,000,000 shares on each of March 18, 2007, September 18, 2007, March 18, 2008, September 18, 2008, March 18, 2009, September 18, 2009 and March 18, 2010. The Company valued the options, using the Black-Scholes option pricing model, collectively at $889,000 at issuance.

On September 28, 2007, the Company cancelled options to acquire 900,000 common shares issued in January 2007 and reissued the options to Wireless Age Communications, Inc., a majority owned subsidiary of Newlook at an exercise price of $0.40 per share.

Prior to the end of the 2007 fiscal year, 4,000,000 of the options were exercised and at September 30, 2007, options to purchase 10,000,000 Newlook common shares were outstanding. The fair value of the remaining options at September 30, 2007 was $4,657,000 of which $1,777,000 had been classified as a current portion of the derivative financial liability.

The Company recognized a $4,567,000 adjustment to income during 2007 representing changes in fair value during the year.

The estimated fair value of the options at September 30, 2007 was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate	5.0%
Dividend yield	0%
Volatility factor of expected market price of Newlook’s shares	136.2%
Average expected option life (in years)	1.4
Weighted-average grant date fair value of options granted	$0.47

In March 2008, 1,970,000 options were exercised, 3,702,000 options were effectively cancelled by the sale of the underlying shares to the optionee (note 4) and 4,178,000 options were cancelled in exchange for a $0.30 fee per option (note 11). The derivative financial instrument was effectively cancelled and accordingly the Company recorded a $3,405,000 gain in the statement of operations in 2008, representing the final adjustment or extinguishment of the derivative financial instrument.

13. Commitments and Contingencies

There is a claim outstanding against the Company by a former employee for wrongful dismissal, alleged breach of contract, punitive and aggravated damages and costs. It is the Company's opinion that there is no merit to the claim of breach of contract, punitive or aggravated damages. Management believes that damages resulting from this claim would be immaterial, if any.

F21

GAMECORP LTD.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2008 and 2007

14. Financial Instruments

The Company has classified its financial instruments as follows:

	2008		2007
	Carrying amount	Fair value	Carrying amount	Fair Value
Financial assets
Short term investments, held for trading measured at fair value	$15,000	$15,000	$-	$-
Accounts receivable, held-for trading measured at fair value	57,000	57,000	33,000	33,000
Notes receivable, held-for-trading measured at fair value	175,000	170,000	624,000	624,000
Due from related parties, loans and receivables measured at amortized cost	-	-	2,936,000	2,936,000
Investments, available-for-sale measured at fair value	624,000	810,000	-	-
Advance to corporation, held-for-trading measured at fair value	16,000	7,000	30,000	16,000
	$887,000	$1,059,000	$3,623,000	$3,609,000
Financial liabilities
Bank indebtedness, other financial liability measured at amortized cost	$30,000	$30,000	$6,000	$6,000
Accounts payable and accrued charges, other financial liability measured at amortized cost	205,000	205,000	368,000	368,000
Due to related parties, other financial liability measured at amortized cost	10,000	10,000	-	-
Notes payable, held-for-trading measured at fair value	615,000	605,000	-	-
Derivative financial instrument, held-for-trading measured at fair value	-	-	4,657,000	4,657,000
Liabilities of discontinued operations, other financial liability measured at amortized cost	-	-	702,000	702,000
	$860,000	$850,000	$5,733,000	$5,733,000

F22

GAMECORP LTD.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2008 and 2007

14. Financial Instruments, cont’d

Held-for-trading assets and liabilities are carried at fair value. Loans and receivables assets and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost using the effective interest method. For accounts receivable, due from or to related parties, bank indebtedness, accounts payable and accrued charges and liabilities of discontinued operations, the carrying amounts approximate fair value because of the short maturity of these instruments. Notes receivable and payables which are non-interest bearing are carried at fair value.

Fair value adjustments to financial instruments are summarized as follows:

	2008	2007
Derivative financial instrument – note 12	$3,405,000	$(4,567,000)
Notes receivable – note 4	(5,000)	-
Notes payable – note 11	10,000	-
Total	$3,410,000	$(4,567,000)

15.	Share Capital

Authorized: 10,000,000 Common Shares without par value

On June 24, 2008, the Company completed a share consolidation on a one post-consolidation common share for ten pre-consolidation common shares.

Issued:

	2008		2007
	No. of Shares	Amount	No. of Shares	Amount
Beginning of year	42,430,174	$44,397,000	38,860,174	$43,861,000
Issued in private placement	-	-	3,570,000	536,000
Cancelled prior to consolidation	(128,125)	-	-	-
Cancelled due to consolidation	(42,302,049)	-	-	-
Issued due to consolidation	4,230,205	-	-	-
End of year	4,230,205	44,397,000	42,430,174	44,397,000
Treasury shares	(4,112)	(22,000)	(41,120)	(22,000)
Warrants	-	(89,000)	-	(89,000)
	4,226,093	$44,286,000	42,389,054	$44,286,000

F23

GAMECORP LTD.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2008 and 2007

15.	Share Capital, cont’d

On May 7 and 18, 2007, the Company issued 3,570,000 units at a purchase price of $0.15 per unit. Each unit consisted of 1 common share and three purchase warrants. One warrant is exercisable for one year from date of distribution at an exercise price of $0.25, one warrant is exercisable at $0.50 for a period of one year beginning one year after date of distribution and one warrant is exercisable at $0.75 for one year beginning two years after date of distribution.

a) Stock Options

The Company awards unconditional stock options to employees, officers, directors and others at the recommendation of the Chief Executive Officer (“CEO”) under an incentive stock plan (the "Plan").  Options are granted at the fair market value of the shares on the day granted, and vest over various terms.  Compensation expense is recognized when options are issued.

Stock options outstanding on June 24, 2008 were adjusted for a common share consolidation based on one post-consolidation common share for each ten pre-consolidation common shares. Through the share consolidation 2,371,000 options with a weighted average exercise price (“WAEP”) price of $0.65 were cancelled and replaced by 237,100 with a WAEP of $6.46.

The following is a continuity schedule of outstanding options for the reporting periods.

	No. of Options	2008 WAEP	No. of Options	2008 WAEP

Beginning of year	2,791,000	$0.63	3,556,000	$0.60
Expired	(420,000)	0.55	(765,000)	0.55
Cancelled due to consolidation	(2,371,000)	(0.65)	-	-
Issued due to consolidation	237,100	6.46	-	-

End of year	237,100	$6.46	2,791,000	$0.63

   The following table summarizes stock option information outstanding at September 30, 2008, where “yrs” refers to years.

Exercise Prices of Options	Number Outstanding and Exercisable	Weighted–Average Remaining Contractual Life	Weighted-Average Exercise Price
$ 4.00	117,500	1.53 yrs	$ 1.98
$ 8.50	79,600	0.50 yrs	$ 2.85
$ 9.60	40,000	0.23 yrs	$ 1.62

$4.00-$9.60	237,100	0.98 yrs	$ 6.46

F24

GAMECORP LTD.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2008 and 2007

15.    Share Capital, cont’d

The following table summarizes stock option information outstanding at September 30, 2007.

Exercise Prices of Options	Number Outstanding and Exercisable	Weighted–Average Remaining Contractual Life	Weighted-Average Exercise Price
$ 0.40	1,175,000	2.57 yrs	$ 0.40
$ 0.55	320,000	1.01 yrs	$ 0.55
$ 0.57	100,000	0.43 yrs	$ 0.57
$ 0.85	796,000	1.50 yrs	$ 0.85
$ 0.96	400,000	1.23 yrs	$ 0.96

$0.40-$.96	2,791,000	1.82 yrs	$ 0.63

In 2008 and 2007, the Company did not award any options to buy shares of the Company under the Plan.

No stock options were exercised during 2008 and 2007.  In 2008 and 2007, the Company expensed $nil related to the fair value of the options granted in earlier periods.

Under the Plan, at September 30, 2008, the Company has authorized for issuance a maximum of 720,000 options to acquire common shares of the Company of which 482,900 options are available.  The total proceeds that would be generated upon exercise of all issued and outstanding options is approximately $1,530,600.

b) Warrants

The Company issued warrants to acquire 10,710,000 common shares during fiscal 2007. The warrants were included in units issued of one common share and three purchase warrants.

Warrants outstanding on June 24, 2008 were adjusted for a common share consolidation based on one post-consolidation common share for each ten pre-consolidation common shares. Through the share consolidation, warrants to acquire 7,140,000 common shares with a WAEP of $0.63 were cancelled and replaced with 714,000 warrants with a WAEP of $6.25.

F25

GAMECORP LTD.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2008 and 2007

15.    Share Capital, cont’d

The following is a continuity schedule of outstanding warrants for fiscal 2008.

	No. of Warrants	WAEP
Beginning of year	10,710,000	$0.50
Expired	(3,570,000)	(0.25)
Cancelled due to consolidation	(7,140,000)	(0.63)
Issued due to consolidation	714,000	6.25
End of year	714,000	$6.25

  The following table summarizes purchase warrants information outstanding as at September 30, 2008.

No. Outstanding	Expiry Date	Exercisable Date	WAEP
357,000	May 7, 2009	May 7, 2008	5.00
357,000	May 7, 2010	May 7, 2009	7.50
714,000			$6.25

During fiscal 2007 the estimated fair value of the warrants issued was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate	5.0%
Dividend yield	0%
Volatility factor of expected market price of the company's shares	82%
Average expected option life (in years)	1.5
Weighted-average grant date fair value of options granted	$0.008

c) Contributed Surplus

Contributed surplus opening balance consisted of stock-based compensation only and the closing balance represents stock-based compensation of $1,189,000 and $89,000 representing the fair value of warrants issued during fiscal 2007 as part of financing.

F26

GAMECORP LTD.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2008 and 2007

16.    Related Party Transactions

All transactions within the corporate group are in the normal course of business and are recorded at the exchange value agreed to by the related parties.  Inter-company transactions and balances are eliminated upon consolidation.

Service fees charged by directors, officers or corporations owned by management personnel during the year totaled $686,000 (2007 - $1,180,000). Included in the 2007 year is $1,000,000 as a severance/retirement settlement with the Company’s former CEO.

Management fees earned from investees during the period totaled $195,000 (2007 - $nil) and interest income earned from investees during the current period was $116,000 (2007 - $47,000).

Included in accounts payable are payables to directors, officers or corporations owned by management personnel of $105,000 (2007 - $1,006,000). $702,000 of the 2007 period amount was due to the Company’s former CEO pursuant to his severance/retirement settlement and has been classified as discontinued operations.

17.    Income Taxes

The Company accounts for income taxes using the asset and liability method.  Tax asset and liability account balances are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rate.  The effects of future changes in tax losses are not anticipated.

The provision for income taxes has been computed as follows:

	2008	2007
Expected income tax expense (recovery) at the statutory rate of 33.5% (2007 – 36.12%)	$1,007,000	$(670,000)

Increase (decrease) in taxes resulting from:
Non-taxable portion of (gains) losses	(110,000)	18,000
Sale of loss carry forwards and tax assets of disposed of subsidiaries	-	4,090,000
Non-deductible fair value adjustment	-	1,650,000
Non-taxable gain on dilution	(1,140,000)	(1,634,000)
Non-taxable equity pick-up	134,000	21,000
Tax rate changes	177,000	(106,000)
Others	-	4,000
Valuation allowances	(68,000)	(3,373,000)

Provision for income taxes	$-	$-

F27

GAMECORP LTD.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2008 and 2007

17.    Income Taxes, cont’d

The components of future income taxes are as follows:

	2008	2007

Net operating losses carried forward	$2,177,000	$2,445,000
Difference between accounting and tax carrying - value of equipment	23,000	22,000
Valuation allowance	(2,200,000)	(2,467,000)

	$-	$-

The Company has tax losses of $6,498,000 (2007 - $6,769,000) available to be applied against future years' taxable income.  In order to record a future income tax benefit, it must be more likely than not that the future tax asset resulting from the tax losses available for carryforward will be realized. Given the Company's uncertainty regarding profitability, the Company has set up a 100% valuation allowance in respect of the future income tax asset and the current taxes. The tax losses expire in years ranging from 2008 through to 2018.

18.	Reconciliation between Canadian and United States Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in certain respects from U.S. GAAP. There were no material differences between Canadian and U.S. GAAP.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” ("SFAS No. 157"), which is effective for financial statements issued for fiscal years beginning after November 15, 2007. The statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The statement codifies the definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The Company is currently assessing the potential impacts of implementing this standard.

F28

GAMECORP LTD.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2008 and 2007

18.	Reconciliation between Canadian and United States Generally Accepted Accounting Principles, cont’d

In February 2007, FASB issued SFAS Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of SFAS Statement No. 115” (“SFAS 159”). The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains or loses on items for which the fair value option has been elected in earnings (or another performance indication if the business entity does not report earnings) at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. SFAS 159 is effective as of the beginning of the fiscal years beginning after November 15, 2007. The Company is currently evaluating what impact, if any, SFAS 159 will have on its consolidated financial position or results of operations.

In April 2007, the FASB issued a FASB Staff Position (“FSP”) on FASB Interpretation ("FIN") 39-1 ("FIN 39-1") which modifies FIN 39, “Offsetting of Amounts relating to Certain Contracts” (“FIN 39”).  FIN 39-1 addresses whether a reporting entity that is party to a master netting arrangement can offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement in accordance with FIN 39.  Upon adoption of this FSP, a reporting entity shall be permitted to change its accounting policy to offset or not offset fair value amounts recognized for derivative instruments under master netting arrangements.  The guidance in this FSP is effective for fiscal years beginning after November 15, 2007.  The Company is currently assessing the potential impact of implementing this standard.

In May 2007,  FASB  issued  a FSP  on  FIN 46(R)-7, "Application of FASB Interpretation  No. 46(R) to Investment Companies" ("FSP FIN 46 (R)-7"). FSP FIN 46(R)-7 addresses the application of FASB Interpretation No.  46 (revised December 2003), "Consolidation of Variable Interest Entities", by an entity that accounts  for  its  investments  in  accordance  with the specialized accounting guidance  in  the  Audit and Accounting Guide for Investment Companies ("Guide").  The effective date for FSP FIN 46(R)-7 is the date that an entity initially adopts Statement of Position (“SOP”) 07-1, Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting for Parent Companies and Equity Method Investors for Investments in Investment Companies” (“SOP 07-1”). The Company is currently assessing the potential impact of implementing this standard.

F29

GAMECORP LTD.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2008 and 2007

18.	Reconciliation between Canadian and United States Generally Accepted Accounting Principles, cont’d

In December 2007, FASB issued SFAS No. 141 (revised 2007), “Business Combinations” ("SFAS 141(R)"). This statement replaces SFAS No. 141, “Business Combinations” and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)'s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. SFAS 141(R) amends SFAS No. 109, “Accounting for Income Taxes”, to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. It also amends SFAS 142, “Goodwill and Other Intangible Assets”, to, among other things, provide guidance on the impairment testing of acquired research and development intangible assets and assets that the acquirer intends not to use. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently assessing the potential impact that the adoption of SFAS 141(R) could have on its consolidated financial statements.

In December 2007, FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” ("SFAS 160"). SFAS 160 amends Accounting Research Bulletin 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is currently assessing the potential impact that the adoption of SFAS 160(R) could have on its consolidated financial statements.

F30

GAMECORP LTD.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2008 and 2007

18.	Reconciliation between Canadian and United States Generally Accepted Accounting Principles, cont’d

In February 2008, FASB issued FSP on SFAS No. 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions” (“FSP SFAS 140-3”).  The objective of this FSP is to provide guidance on accounting for a transfer of a financial asset and a repurchase financing.  This FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” ("SFAS 140").  However, if certain criteria are met, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall be evaluated separately under SFAS No. 140.  FSP SFAS 140-3 is effective for financial statements issued for fiscal years beginning after November 15, 2008, and interim periods within these fiscal years.  Earlier application is not permitted.  The Company is currently reviewing the effect, if any; the proposed guidance will have on its consolidated financial statements.

In February 2008, FASB issued FSP on American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) 07-1-1, “Effective Date of AICPA Statement of Position 07-1” (“FSP SOP 07-1-1”).  FSP SOP 07-1-1 delays indefinitely the effective date of AICPA Statement of Position 07-1, “Clarification of the Scope of the Audit  and  Accounting  Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies'' ("SOP No. 07-1").  SOP No. 07-1 clarifies when an entity may apply the provisions of the Guide.  Investment companies that are within the scope of the Guide report investments at fair value;  consolidation  or  use  of  the equity method for investments  is  generally  not  appropriate.  SOP No.  07-1 also addresses the retention of specialized investment company accounting by a parent company in consolidation or by an equity method investor.  The Company is currently reviewing the effect, if any; the proposed guidance will have on its consolidated financial statements.

In March 2008, FASB issued SFAS 161, "Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133" ("SFAS 161"). SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The Company is currently assessing the potential impact that the adoption of SFAS 161 could have on its consolidated financial statements.

F31

GAMECORP LTD.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2008 and 2007

18.	Reconciliation between Canadian and United States Generally Accepted Accounting Principles, cont’d

In April 2008, FASB issued FSP SFAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP SFAS 142-3"). FSP SFAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), “Business Combinations”, and other US GAAP. FSP SFAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The requirement for determining useful lives must be applied prospectively to intangible assets acquired after the effective date and the disclosure requirements must be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. Early adoption is prohibited. The Company is currently reviewing the effect, if any; the proposed guidance will have on its consolidated financial statements.

In May, 2008, FASB issued FSP Accounting Principles Board ("APB") 14-1 "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1"). FSP APB 14-1 clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by paragraph 12 of APB Opinion No. 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants." Additionally, FSP APB 14-1 specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is not permitted. The Company is currently reviewing the effect, if any; the proposed guidance will have on its consolidated financial statements.

In May 2008, FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (“GAAP”) in the United States (the GAAP hierarchy). SFAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to

AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles". The Company is currently reviewing the effect, if any; the proposed guidance will have on its consolidated financial statements.

F32

GAMECORP LTD.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2008 and 2007

18.	Reconciliation between Canadian and United States Generally Accepted Accounting Principles, cont’d

In June 2008, FASB issued FSP EITF Issue 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“FSP EITF 03-6-1”).  FSP EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share under the two-class method described in paragraphs 60 and 61 of SFAS No. 128, “Earnings per Share”. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years.  The Company is currently reviewing the effect, if any; the proposed guidance will have on its consolidated financial statements.

In September 2008, FASB issued FSP SFAS 133-1 and FIN 45-4, "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161" (“FSP SFAS 133-1 and FIN 45-4”).  FSP SFAS 133-1 and FIN 45-4 amends FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”, to require disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument.  FSP SFAS 133-1 and FIN 45-4 also amends FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, to require an additional disclosure about the current status of the payment/performance risk of a guarantee. Further, FSP SFAS 133-1 and FIN 45-4 clarifies the Board’s intent about the effective date of FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. FSP SFAS 133-1 and FIN 45-4 is effective for reporting periods (annual or interim) ending after November 15, 2008.  The Company is currently reviewing the effect, if any; the proposed guidance will have on its consolidated financial statements.

In October 2008, FASB issued FSP SFAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active"” (“FSP SFAS 157-3”).  FSP SFAS 157-3 clarifies the application of FASB Statement No. 157, “Fair Value Measurements”, in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP SFAS 157-3 is effective upon issuance, including prior periods for which financial statements have not been issued.  The Company is currently reviewing the effect, if any; the proposed guidance will have on its consolidated financial statements.

F33

GAMECORP LTD.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2008 and 2007

18.	Reconciliation between Canadian and United States Generally Accepted Accounting Principles, cont’d

In December 2008, FASB issued FSP SFAS 140-4 and FIN 46 (R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities” (“FSP SFAS 140-4 and FIN 46 (R)”). FSP SFAS 140-4 and FIN 46 (R) amends FASB SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, to require public entities to provide additional disclosures about transfers of financial assets. It also amends FASB SFAS 46 (revised December 2003), “Consolidation of Variable Interest Entities”, to require public enterprises, including sponsors that have a variable interest in a variable interest entity, to provide additional disclosures about their involvement with variable interest entities. Additionally, this FSP requires certain disclosures to be provided by a public enterprise that is (a) a sponsor of a qualifying special purpose entity (“SPE”) that holds a variable interest in the qualifying SPE but was not the transferor (nontransferor) of financial assets to the qualifying SPE and (b) a servicer of a qualifying SPE that holds a significant variable interest in the qualifying SPE but was not the transferor (nontransferor) of financial assets to the qualifying SPE. The disclosures required by FSP SFAS 140-4 and FIN 46 (R)” are intended to provide greater transparency to financial statement users about a transferor’s continuing involvement with transferred financial assets and an enterprise’s involvement with variable interest entities and qualifying SPEs. FSP SFAS 140-4 and FIN 46 (R) is effective for reporting periods (annual or interim) ending after December 15, 2008. The Company is currently reviewing the effect, if any; the proposed guidance will have on its consolidated financial statements.

19.    Changes in Accounting Policies

Effective September 1, 2007, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3855: Financial Instruments - Recognition and Measurement (“CICA 3855”). CICA 3855 establishes standards for recognizing and measuring financial instruments, including the accounting treatment for the changes in the fair value. As required by CICA 3855, and consistent with the accounting policy for the investments used to prepare the prior year’s consolidated financial statements, investments continue to be presented at fair value. As permitted by CICA 3855, the Company’s other financial assets and liabilities continue to be presented at amortized cost which approximates the adoption of CICA 3855. The adoption did not have an impact on the financial statements in the prior or current year.

On September 1, 2007, the Company adopted CICA Handbook Section 1506 “Accounting Changes” which prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in the accounting policies, changes in accounting estimates and the correction of errors. The standard did not affect the Company’s consolidated financial position, results of operations or cash flows.

F34

GAMECORP LTD.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2008 and 2007

20.    Recent Accounting Pronouncements

In December 2006, the CICA issued CICA Handbook Section 1535, “Capital Disclosures”, requires that an entity disclose information that enables users of its financial statements to evaluate the entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and  disclosures of any externally imposed capital requirements and the consequences of non-compliance. The new standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically September 1, 2008 for the Company. This standard will impact the Company’s disclosures but will not affect its consolidated financial position, results of operations or cash flows.

In December 2006, the CICA issued Handbook Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation” replace Section 3861 “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements and carrying forward its presentation requirements unchanged. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments, including a sensitivity analysis for each type of market risk to which an entity is exposed, and how the Company manages those risks. The new standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically September 1, 2008 for the Company. This standard will impact the Company’s disclosures but will not affect its consolidated financial position, results of operations or cash flows.

In March 2007, the CICA issued Handbook Section 3031, “Inventories”, which replaces the existing Handbook Section 3030, “Inventories”. This section is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008, with earlier application encouraged. The standard provides more guidance on the measurement and disclosure requirements for inventories. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

In June 2007, the CICA issued Handbook Section 1400, “General Standards on Financial Statement Presentation”, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The changes are effective for interim and annual financial statements beginning on or after January 1, 2008, specifically September 1, 2008 for the Company. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

In November 2007, the CICA issued Handbook Section 3064 “Goodwill and Intangible Assets” which replaces CICA Handbook Section 3062 “Goodwill and Other Intangible Assets” has been issued and applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The objective of this new section is to reinforce the principle-based approach to recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition and clarify the application of the concept of matching revenues and expenses, such that the current practice of recognizing assets that do not meet the definition and recognition criteria is eliminated. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

F35

GAMECORP LTD.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2008 and 2007

20.    Recent Accounting Pronouncements, cont’d

International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, will be adopted as Canadian GAAP effective January 1, 2011 and will require restatement of the comparative 2010 figures. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

21.    Supplemental Cash Flow Disclosure

During the year, the Company had cash flows arising from interest and income taxes paid as follows:

	2008	2007

Interest paid	$29,000	$-

Income taxes paid	$-	$-

During fiscal 2008 the Company had the following non-monetary transactions:

a)	The Company acquired 11,401,600 InterAmerican common shares in exchange for the retirement of a $493,000 note receivable (notes 4 and 8a).

b)	The Company extinguished a derivative financial instrument, valued at $4,657,000, by issuing notes payable of $1,253,000 (note 11) and receiving notes receivable of $586,000 (note 4).

c)	The Company agreed to issue 2,400,000 common shares in exchange for notes payable liabilities of $240,000 (notes 10 and 11).

During fiscal 2007 the Company did not have any non-monetary transactions.

22. Economic Dependence

A substantial portion of the Company's revenue is derived from management fees charged to investees. The following management fees are recorded in the consolidated financial statements:

	2008	2007

InterAmerican	$150,000	$-
Gate to Wire	45,000	-

	$195,000	$-

F36

GAMECORP LTD.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2008 and 2007

23.   Segmented Information

In 2008 and 2007 the Company operated in only one segment known as corporate. All assets and liabilities in these financial statements belong to Gamecorp.

24. Comparative Figures

Interest income for the year ended September 30, 2007 has been reclassified as revenue in order to conform to the current year’s financial statement presentation. In addition, weighted average number of shares outstanding for the year ended September 30, 2007 has been restated to reflect the share consolidation (note 15).

25. Subsequent Events

On November 6, 2008, the Company disposed of 4,112 treasury shares for cash consideration of $1,234.

On November 10, 2008, the Company closed a non-brokered $1,000,000 private placement of 4,000,000 common shares at a price of $0.25 per share (note 10).

On January 9, 2009, operating subsidiaries (Wireless Age Communications Ltd. and Wireless Source Distribution Ltd.) of Newlook’s majority owned subsidiary Wireless Age Communications, Inc. were served with a Notice of Intention to Enforce Security under the Bankruptcy and Insolvency Act and a Court Order to immediately appoint an interim receiver. On January 22, 2009, the Court of Queen’s Bench for Saskatchewan heard a challenge of the Court Order by Wireless Age Communications, Inc.

F36

EIGER TECHNOLOGY, INC.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2007, 2006 AND 2005 (RESTATED)

(EXPRESSED IN CANADIAN DOLLARS)

F37

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

"SF Partnership, LLP"
Toronto, Canada	LICENSED PUBLIC ACCOUNTANTS
December 20, 2007

F38

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

"SF Partnership, LLP"
Toronto, Canada	LICENSED PUBLIC ACCOUNTANTS
December 20, 2007

F39

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

F40

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

F41

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

F42

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

F43

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

F44

F45

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

F46

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

F47

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

F48

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

F49

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

F50

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

F51

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

F52

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

F53

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

F54

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

F55

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

F56

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

F57

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

F58

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

F59

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

F60

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

F61

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

F62

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

F63

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

F64

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

F65

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

F66

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