Form 20-F
period 2010-03-26
Gamecorp Ltd.
filed 2010-04-13
CIK 1040702

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-29320

GAMECORP LTD.
 (Exact name of Registrant as specified in its charter)

Ontario, Canada	3565 King Road, Suite 102 King City, Ontario L7B 1M3
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

John Simmonds jgs@gamecorp.com 905-833-5844
3565 King Road, Suite 102 King City, Ontario L7B 1M3
(Name, telephone, email, and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of September 30, 2009: 9,207,017 Common Shares without par value

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

“Gate To Wire”	Gate To Wire Solutions Inc. an entity in which the Company has an investment. Gate To Wire’s focus is on distributing live horseracing signals in Latin America.

“Baymount”	Baymount Inc., an entity in which the Company has an investment. Baymount is redeveloping a horseracing entity in Canada.

“Newlook”	Newlook Industries Corp., an entity in which the Company has an investment. Newlook invests in wireless ventures.

“Wireless Age”	Wireless Age Communications, Inc., a majority owned subsidiary of Newlook.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

A.	Directors and Senior Management
Not Applicable.

B.	Advisers
Not applicable

C.	Auditors
SF Partnership LLP
4950 Yonge Street 4th Floor
Toronto, Ontario M2N 6K1

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A.	Selected Financial data
The selected consolidated financial information set out below has been obtained from financial statements that reflect the Company’s business operations.  The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. For reconciliation to US GAAP refer to Note 18 of the attached audited statements. The following table summarizes information pertaining to operations of the Company for the last five years ended September 30, 2009.
	2009	2008**	2007	2006*	2005* Restated

Working Capital	$(1,562,000)	$(614,000)	$(2,193,000)	$(1,829,000)	$(1,751,000)

Revenue	$242,000	$311,000	$47,000	$130,000	$-

Earnings (Loss) from
Continuing Operations:	$(2,718,000)	$2,383,000	$(877,000)	$506,000	$(703,000)

Earnings (Loss) from
Discontinued Operations:	$(234,000)	$445,000	$(979,000)	$(414,000)	$453,000

Net Earnings (Loss):	$(2,952,000)	$2,828,000	$(1,856,000)	$92,000	$(250,000)

Earnings (Loss) per share from
Continuing Operations:	$(0.34)	$0.56	$(0.022)	$0.013	$(0.018)

Earnings (Loss) per share from
Discontinued Operations:	$(0.03)	$0.11	$(0.024)	$(0.011)	$0.012

Earnings (Loss) per Share:	$(0.37)	$0.67	$(0.046)	$0.002	$(0.006)

Total Assets:	$383,000	$2,801,000	$3,869,000	$2,901,000	$1,932,000

Shareholders’ Equity (Deficit)	$(1,235,000)	$1,951,000	$(1,864,000)	$(28,000)	$(492,000)

Long Term Debt:	$-	$-	$-	$-	$-

Total Liabilities:	$(1,618,000)	$850,000	$2,853,000	$2,234,000	$2,424,000

Share Capital:	$45,407,000	$44,286,000	$44,286,000	$43,839,000	$43,839,000

Retained Earnings (Deficit):	$(47,552,000)	$(44,600,000)	$(47,428,000)	$(45,572,000)	$(45,664,000)

Number of Shares:**	9,207,017	4,226,093	42,389,054	38,860,174	38,860,174
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

The following table sets forth, for the periods indicated, the high and low rates of exchange of Canadian dollars into United States dollars, the average of such exchange rates for each day during the periods, and the end of period rates.  Such rates are shown as, or are derived from, the reciprocals of the Bank of Canada nominal noon exchange rates in Canadian dollars.

--------------------------------------------------------------------------------------------------------------------------------------------------------------------
Fiscal Year Ended
September 30

	2009	2008	2007	2006	2005

High	0.9435	1.0905	1.0069	0.9099	0.8613

Low	0.7692	0.9263	0.8437	0.8361	0.7859

Average	0.8475	0.9909	0.8983	0.8753	0.8176

Period End	0.9327	0.9435	1.0037	0.8966	0.8613

On March 26, 2010 the exchange rate of Canadian dollars into United States dollars, based upon the Bank of Canada nominal noon exchange rate was Cdn. $1.00 equals U.S. $0.9723

The following table sets forth, for the most recent previous six months, the high and low closing rates of exchange of Canadian dollars into United States dollars. The latest practicable date for March was on March 26, 2009.

	Mar	Feb	Jan	Dec	Nov	Oct
	2010	2010	2010	2009	2009	2009

High	0.9938	0.9611	0.9771	0.9580	0.9565	0.9748

Low	0.9470	0.9307	0.9352	0.9343	0.9243	0.9221

B.  Capitalization and indebtedness.

Not Applicable.

C.  Reasons for the offer and use of proceeds.

Not Applicable.

D.  Risk factors.

The Company’s operations are subject to a variety of risks and uncertainties. The following factors are to be considered a list of known material risks that are specific to the Company or its industries.

Going Concern

The Company’s continued existence as a going concern is dependent upon the Company’s ability to raise additional capital and sustain profitable operations. There is doubt about the Company's ability to continue as a going concern as the Company has a working capital deficiency of $1,562,000 and an accumulated deficit of $47,552,000 as at September 30, 2009. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

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

Competition

The Company faces competition in each of its markets with many competitors that may be larger and have greater financial resources. There can be no assurance that the Company’s investments will be able to continue to compete successfully in its markets. Because the investee’s compete, in part, on the technical advantages and cost of their products, significant technical advances by competitors or the achievement by such competitors of improved operating effectiveness that enable them to reduce prices could reduce the investee’s competitive advantage in these products and thereby adversely affect the Company’s financial results and the value of its investments.

Intellectual Property

The Company’s investees have not obtained patent protection nor registered trademarks or copyrights for all of their proprietary technology or products. As the investees have not protected all of their intellectual property, their business may be adversely affected by competitors’ copying or otherwise exploiting features of their technology, products, information or services, which could damage the value of the Company’s investments.

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

Foreign Exchange Rate

Material depreciation of the Canadian dollar against the U.S. dollar and/or other foreign currencies may increase certain costs impacting the Company’s profitability and cash flow.

Item 4. Information on the Company

A.  History and development of the company.

Gamecorp Ltd. (the "Company" or "Gamecorp") was originally incorporated as Alexa Ventures Inc. on September 8, 1986 under the laws of British Columbia. Currently, the Company is in good standing, operating under the laws of Ontario. On May 28, 2008, the Company changed its name from Eiger Technology, Inc. to Gamecorp Ltd.  The Company is listed as an issuer on the CNSX and a foreign issuer on the NASD Over-the-Counter Bulletin Board.

The Company is an investment and merchant banking enterprise focused on the development of its investments. The Company’s current primary investments are in the Gaming and Technology sectors. InterAmerican Gaming, Inc. (“InterAmerican”) (formerly Racino Royale, Inc.), and Gate To Wire Solutions, Inc. (“Gate To Wire”) (formerly TrackPower, Inc.) are development stage enterprises involved in international gaming ventures. The Company previously invested in Baymount Incorporated (“Baymount”) (TSX Venture: BYM), which is developing a gaming entertainment centre in Belleville, Ontario and disposed of its investment during the year ended September 30, 2009. Gamecorp has a legacy investment stake in Newlook Industries Corp. (“Newlook”) (TSX Venture Exchange: NLI), an enterprise with technology investments.  During the year ended September 30, 2009, the Company disposed of non-strategic investments in Copernic Inc. (“Copernic”) and Gametech International Inc. (“Gametech”).

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

Gamecorp is a public company listed as symbol “GGG” on the Canadian National Stock Exchange (CNSX) and as “GAIMF” on the OTCBB.

Gamecorp’s corporate office is located at 3565 King Road, Suite 102, King City, Ontario L7B 1M3 and has four executive staff members being the officers of the Company. As of September 30, 2009, there were 9,207,017 common shares outstanding.

As of September 30, 2009, the Company held a 45.2% ownership position in InterAmerican, and a 16.9% ownership position in Gate To Wire. The Company’s ownership interest in Newlook was 14.2% at September 30, 2009.

The Company plans to participate in the development of various gaming initiatives through its investments in Interamerican, Baymount and Gate To Wire. The Company also plans to realize gains through disposing of its legacy investment in Newlook.

The Issuer is an investment and merchant banking enterprise and accordingly its primary assets are its equity stake in its investees. Occasionally, the Issuer purchases and/or sells the common shares of its investees in the open market.

During the year ended September 30, 2009, the Issuer sold 1,194,500 Newlook common shares for net proceeds of $296,000.

Recent Financings

On July 1, 2009, the company issued an additional 1,000,000 common shares pursuant to a private placement at $0.10 per share.

Other Recent Developments

On September 23, 2009, the Company entered into an agreement with Function Mobile Inc. (“FMI”) to acquire the irrevocable world-wide exclusive right to participate in any pending and future mobile lottery, gaming or sweepstakes projects, proposals, services and products that FMI and its subsidiaries and affiliates has or will undertake.

B.  Business Overview

Gamecorp is an investment and merchant banking enterprise focused on the development of its investments in the Gaming and Technology sectors.  InterAmerican and Gate To Wire are development stage enterprises involved in international gaming ventures. Newlook, a legacy investment, is a merchant banking entity assembling investments in renewable energy and technology opportunities in Canada.

In general, the Issuer participates in the early-stage development of gaming projects. The Issuer provides management, administration, early funding and other assistance to its investees.

Description of Current Business Plan

The Company plans to focus on participating in international mobile lottery, gaming and sweepstakes opportunities, pursuant to recent agreement with Function Mobile Inc. The first project expected to take form in the first quarter of fiscal 2010 is in Panama and will require an investment of approximately $116,000 prior to the venture obtaining break-even operations.

InterAmerican

InterAmerican is a development stage entity whose business objective is to invest in international gaming development opportunities. InterAmerican acquired InterAmerican Gaming, Corp. which is involved in Latin American and Caribbean gaming opportunities.

On April 22, 2009, InterAmerican announced it had entered into a non-binding Letter of Intent (“LOI”) with Signature Gaming Management Peru, S.A.C.("SGM").

SGM, a private entity formed to pursue gaming opportunities in Peru, has entered into certain agreements with the Jockey Club of Arequipa ("JCA") located in Arequipa, Peru, including management of the newly constructed Carro Colorado Racetrack and leasing space in the JCA-owned Social Club, located in the historical city center of Arequipa.

In December 2009, as a result of due diligence on the proposed transaction, the Company and SGM mutually agreed to terminate the letter of intent.  The parties continue to discuss the involvement of the Company in the project.

Gate To Wire

Gate To Wire is a development stage entity whose business strategy and direction is to develop and operate a horseracing video distribution venture in international markets.

Gate To Wire and InterAmerican often market their business opportunities in a coordinated manner.

Baymount

Baymount is a development stage entity that is seeking and developing opportunities within the Canadian horseracing industry. Baymount’s objective is to create entertainment destinations for consumers while providing investors an opportunity to participate in the growth of Canadian gaming at racetracks.

Baymount has an agreement with the Belleville Agricultural Society to build a facility to relocate Quinte Exhibition and Raceway in Belleville, Ontario.

The Company disposed of its investment in Baymount during the year ended September 30, 2009.

Newlook

Newlook is a merchant banking entity assembling investments in renewable energy and technology opportunities in Canada. The operations of Newlook have been categorized as discontinued operations. The Company intends to dispose of its investment in Newlook in order to generate capital for investment in gaming opportunities.

During June 2007, Newlook acquired a 53% ownership interest in Wireless Age Communications, Inc. (“Wireless Age”), a public entity trading on the OTCBB under the symbol “WLSA”. Wireless Age operated retail cellular stores in Western Canada and distributed two-way radio products and other ancillary communications products in Canada. On January 9, 2009, operating subsidiaries (Wireless Age Communications Ltd. and Wireless Source Distribution Ltd.) of Newlook’s majority owned subsidiary Wireless Age Communications, Inc. were placed into receivership.

Newlook also sold a portfolio of products and services through its wholly-owned subsidiary, Onlinetel Corp. (“Onlinetel”), in Canada. Newlook has disposed of all of its Onlinetel businesses and currently reflects those operations as discontinued operations. Newlook has also provided loans to development stage entities in the photo luminescent signage and safety way guidance systems sector and in the mobile marketing solutions business arena.

Newlook recently entered into an agreement with PowerPlay Energy Corp. pursuant to which it will potentially acquire the exclusive rights to participate in plasma gasification and renewable energy projects within Canada.  Closing is subject to various consents and approvals including shareholders and security regulators.

C.  Organizational structure.

The following is a list of each material subsidiary of the Company and the jurisdiction of incorporation and the direct or indirect percentage ownership by the Company of each subsidiary at the fiscal year ended September 30, 2009:

Name of Subsidiary	Jurisdiction of Organization	Percentage of Voting Securities Owned of Controlled

Interamerican Gaming Inc.	Nevada	45.2%
Gate To Wire Solutions, Inc.	Nevada	16.9%
Newlook Industries Corp.	Ontario	14.2%

The following is an organizational chart showing the Company’s material subsidiaries:

GAMECORP LTD.
45.2%
16.9%
14.2%
INTERAMERICAN GAMING INC.
(a Nevada Corp)
GATE TO WIRE SOLUTIONS, INC.
(a Nevada Corp)
NEWLOOK INDUSTRIES CORP.
(a British Columbia Corp)

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

A. Operating results.

Comparative Analysis Between Fiscal 2009 and 2008

CONTINUING OPERATIONS

The Company recorded a loss from continuing operations of $2,718,000 during the year ended September 30, 2009 compared to earnings of $2,383,000 during the year ended September 30, 2008. The primary reasons for the loss in fiscal 2009 was a significant increase in the share of loss of an equity accounted investee and impairments in amounts due from related parties.  The significant earnings in fiscal 2008 is attributed to the Company recording a gain of $3,410,000 arising from fair value adjustments to financial instruments.

Revenues of continuing operations during fiscal 2009 were $242,000 compared to $311,000 during fiscal 2008. The revenues of the Company during fiscal 2009 are management fees charged to its investees and miscellaneous interest income. During fiscal 2009, the Company earned $240,000 in management fees ($180,000 charged to InterAmerican and $60,000 to Gate To Wire). During fiscal 2008 interest income arose from amounts loaned to Newlook and other related entities. Management expects as some of its investees achieve revenue generating stage, management fees will be increased to levels where they would be sufficient to fully offset cash operating expenses.

General and administrative expenses were $1,101,000 during the year ended September 30, 2009 up from $1,052,000 during the year ended September 30, 2008. The marginal increase in general and administrative costs is attributable to rising levels of consulting, travel and legal costs associated with new gaming initiatives. The Company is intimately involved in the development of its investments. The Company compensates its officers for strategic leadership and hires consultants, either directly in the investee or at the Gamecorp level, to assist in the development of investee projects.

General and administrative expenses during the year ended September 30, 2009 included; management fees of $468,000 paid and/or accrued to officers, consulting fees and/or accrued (including administrative salaries) of $294,000, corporate filing fees (including director fees) of $83,000, legal and accounting costs of $80,000, marketing and promotional costs of $52,000, $70,000 in travel expenses, rent of $27,000, and miscellaneous costs of $27,000.  General and administrative expenses for the year ended September 30, 2008 included; management fees of $472,000 paid to officers, consulting fees (including administrative salaries) of $242,000, corporate filing fees (including directors fees) of $125,000, legal and accounting costs of $83,000, marketing and promotional costs of $61,000, $40,000 in travel expenses and rent of $29,000. Management expects the general and administrative expenses to trend higher during fiscal 2010 as projects of investees become more material.

Amortization of equipment totaled $8,000 in the current year and $11,000 in 2008. The Company’s equipment primarily represents furniture, fixtures and data processing equipment at the corporate office. As the Company is an investment and merchant banking undertaking, management does not expect significant investment in capital equipment.

The Company recorded foreign exchange gains of $44,000, during the year ended September 30, 2009 and $71,000 during the comparative period in the prior year. Foreign exchange gains and losses arise from the translation of US dollar assets and liabilities translated into Canadian dollars during a period of Canadian dollar increasing vis-à-vis the US dollar. The Company does not hedge this translation risk.

As a result of the costs incurred partially offset by management fee and interest income, the Company incurred a loss from operations of $823,000 during fiscal 2009, compared to $681,000 in the prior year. As described above management is hopeful that the gap between costs incurred that are not recovered from charges to investees will decrease in the future. Operating costs that are not recovered are paid from the proceeds of the sale of investments and from related party loans; however the business of the Company is to develop new investments rather than cover operatings costs from the proceeds of the sale of its investments.

The Company recorded other expense items totaling $1,895,000 in fiscal 2009 compared to other income items totaling $3,064,000 in 2008.

Interest expense during fiscal 2009 was $15,000 compared to $41,000 during fiscal 2008.  Interest expense during fiscal 2009 arose from amounts loaned to the Company by Newlook and an officer of the Company.  Amounts due to Newlook bear interest at the Bank of Canada’s prime rate plus 2%, are unsecured and have no specific repayment dates.  The loan provided by the officer bears an interest rate of 12% per annum. Management anticipates higher levels of interest expense in 2010 due to comparatively higher levels of utilization of loans to fund day to day expenses rather than the sale of investments.

During fiscal 2007, the Company opted to dispose of its investment in Newlook. The Company sold 14,263,000 common shares and also granted options to various investors to acquire 14,000,000 additional shares. The Company recorded an expense of $4,567,000 representing the fair value of the grant of the options and the adjustment to its fair value as of September 30, 2007. During fiscal 2008, options to acquire 1,970,000 shares were exercised in March 2008. Also in March 2008, certain optionees agreed to acquire 3,702,000 Newlook common shares formerly under option and the Company agreed to pay a $0.30 cancellation fee on 4,178,000 options. These transactions effectively cancelled all remaining options. Accordingly, during fiscal 2008, the Company recorded a $3,405,000 adjustment to the fair value of the (option) financial instrument. In addition, the Company recorded a $5,000 loss associated with the fair value of a non-interest bearing note receivable issued by the former optioness and a $10,000 gain associated with the fair value of a non-interest bearing note payable issued to certain other former optionees (note 14).

During fiscal 2009, the Company recorded a $4,000 loss associated with the fair value of a non-interest bearing note receivable issued by the former optionees and a $1,000 loss associated with the fair value of a non-interest bearing note payable issued to certain other former optionees (note 14).

The Company recorded a $1,021,000 equity share of InterAmerican losses during fiscal 2009.  The Company holds approximately 45.2 % of InterAmerican at September 30, 2009.  Equity losses are expected to continue as a result of InterAmerican pursuing various international gaming opportunities.

During the twelve months ended September 30, 2009 the Company advanced InterAmerican $396,000 and advanced Gate To Wire $300,000. There is doubt about InterAmerican and Gate To Wire’s ability to continue as a going concern as they have significant working capital deficiencies and are largely reliant upon the Company to finance current operations. InterAmerican and Gate To Wire have not been able to successfully execute profitable operations and are not expected to in the immediate future.  As such the Company has determined the collection of the amounts due from InterAmerican and Gate To Wire is doubtful and has therefore recorded a charge to income of $696,000 at fiscal yearend 2009.

During the year ended September 30, 2009 and 2008, the Company recorded losses of $5,000 and $9,000, respectively, on the write down of an advance to a corporation.

During the twelve month period ended September 30, 2009, the Company recorded $130,000 as a loss from disposal of investments. The Company sold; 1) 1,516,000 Baymount common shares for net proceeds of $22,000 and recorded a loss of $128,000 on disposal, and 2) 2,300 Gametech common shares for net proceeds of $3,000 and recorded a loss of $2,000 on the transaction. Lastly, the Company sold 19,300 Copernic common shares at cost (for proceeds of $4,000) and recorded no gain or loss on the sale.

During the fiscal year ended September 30, 2009, the Company relocated its offices and disposed of all furniture, fixtures and computer equipment for $Nil proceeds.  For the period, the Company recorded a $33,000 loss on disposition.

Loss per share from continuing operations during the year ended September 30, 2009 were $(0.34) compared to earnings per share of $0.56 in the previous year. Management anticipates continuing losses due to all of its investments being in the development stage.

Discontinued Operations

As described earlier in this report, during fiscal 2007, management made the decision to dispose of its investment in Newlook. For this reason, the operating results of Newlook have been regarded as discontinued operations in the consolidated statement of operating results.  The Company recorded a $234,000 loss from discontinued operations during the fiscal period ended September 30, 2009.  The Company recorded $530,000 as its equity share of Newlook loss during the fiscal year ended September 30, 2009, offset by the sale of 1,194,500 Newlook common shares for net proceeds of $296,000. The Newlook shares were carried at $Nil and therefore the full amount of the proceeds received represented a gain on disposal.

Loss per share from discontinued operations during the year ended September 30, 2009 was $0.03.

During fiscal 2008, the Company recorded $59,000 of its share of equity earnings of Newlook and recognized a $212,000 impairment loss in its investment in Newlook during fiscal 2008.  The Company also received proceeds of $269,000 from the exercise of 1,970,000 options by former optionees and recorded a gain of $189,000 and lastly as a result of the sale of 3,702,000 Newlook shares to former optionees in March 2008 the Company recorded a $409,000 gain representing overall earnings per share from discontinued operations of $0.11. The impairment loss arose from substantially all of Newlook’s majority owned subsidiary Wireless Age Communications, Inc. operating subsidiaries being placed into receivership.

B. Liquidity and capital resources.

The most significant assets of the Company are its investments in InterAmerican, Gate To Wire and Newlook. The carrying amount of these investments at September 30, 2009 were $327,000. In addition the Company holds notes receivable, valued at $23,000 from former optionees and sundry receivables (GST) of $25,000.

On September 30, 2009, the Company held 30,662,600 InterAmerican common shares carried at $176,000, representing a 45.2% interest.

During fiscal 2009, the Company acquired 90,000 shares of Gate To Wire for a cash payment of $11,000. On September 30, 2009, the Company held 4,690,000 Gate To Wire common shares carried at $151,000 representing an 16.9% interest.

At September 30, 2008, the Company held investments in Baymount, Copernic and Gametech, all of which were disposed of in Fiscal 2009.

As of September 30, 2009, the Newlook investment balance was $Nil.

Management is in the process of liquidating the Newlook investment in order to generate capital to reinvest in InterAmerican and Gate To Wire. These entities are development stage enterprises requiring additional cash investment.

Total liabilities were $1,618,000 at September 30, 2009 up substantially from $850,000 at September 30, 2008. The increase is primarily attributable to a $715,000 increase in amounts due to related parties and increases in accounts payable and accrued charges.

Accounts payable and accrued charges increased to $790,000 at September 30, 2009 from $205,000 at September 30, 2008. The increase arose from a higher levels of business activity associated with the development of business gaming investment opportunities and certain related party services remaining unpaid.

Amounts due to related parties at September 30, 2009 were $266,000 up from $10,000 on September 30, 2008.  Amounts due to Newlook bear interest at the Canadian Revenue Agency’s prescribed rate, are unsecured and have no specific repayment date.  An officer of the Company provided a loan in exchange for an unsecured promissory note at an annual interest rate of 12%.  As at September 30,2009, the value of the promissory note was $97,000.

On March 31, 2008, the Company agreed to issue non-interest bearing promissory notes to certain former Newlook option holders (parties formerly holding a right to acquire Newlook common shares from the Company) totaling $1,253,000 representing a cancellation fee of $0.30 per option on 4,178,000 cancelled Newlook options. The Company did not make payments as originally contemplated, however as of September 30, 2008, the Company reduced the promissory notes with cash payments totaling $398,000 and a credit of $240,000, to a note holder who agreed to subscribe for common shares. On September 30, 2009, the Company remains in default and $573,000 is unpaid under these promissory notes. At September 30, 2009, the fair value of the notes payable was $562,000.

During fiscal 2008, the Company received approval to issue up to 4,000,000 additional common shares at $0.25 per share for total proceeds of $1,000,000 under a non-brokered private placement. At September 30, 2008, the Company received subscriptions totaling $800,000 and recorded such amount as unissued share liability within shareholders’ equity. On November 10, 2008, the Company closed the full $1,000,000 private placement.

During fiscal 2009 the Company closed a private placement of 1,000,000 common shares at $0.10 per share.

The Company’s consolidated financial statements for the year ended September 30, 2009 have been prepared on a going concern basis, in accordance with Canadian generally accepted accounting principles and accounting principles generally accepted in the United States of America. The going concern basis of presentation assumes that the Company will continue in operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and contingencies in the normal course of operations.

There is doubt about the Company's ability to continue as a going concern as the Company has a working capital deficit of $1,562,000 and an accumulated deficit of $47,552,000 as at September 30, 2009. The Company's ability to continue as a going concern is dependent upon the Company's ability to raise additional capital, to realize on its agreements to dispose of investments and sustain profitable operations. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

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

CAPITAL RESOURCES

The Company financed operations during fiscal 2009 primarily from the following sources:

1.	The Company received approval for an equity financing during fiscal 2009 and generated $300,000.
2.	The Company also disposed of shares of Newlook, Baymount, Copernic and Gametech and received cash proceeds of $326,000.
3.	The Company collected $151,000 from a note receivable.

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

Research and development expenses were $Nil ($Nil: 2008; $Nil: 2007) for the year ended September 30, 2009.

On September 23, 2009, the Company entered into an agreement with Function Mobile Inc. to acquire the irrevocable world-wide exclusive right to participate in any pending and future mobile lottery, gaming or sweepstakes projects, proposals, services and products that FMI and its subsidiaries and affiliates has or will undertake.

D. Trend information.

The Issuer does not have any direct operations; however Gamecorp’s investments are subject to a variety of risks and uncertainties.  The following factors are not to be considered a definitive list of all risks associated with the Issuer’s investments.
The Company has exposure to credit risk, foreign exchange risk and liquidity risk. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on the consolidated financial statements.

Management believes the Company is well positioned with its gaming and technology investments to generate strong returns for its shareholders. The Company believes that prudent gaming investments will generate substantial gains. However, the gaming investments are capital intensive and will require incremental financing to ensure success. The Company continues to fund the development of its gaining investee’s businesses; primarily from additional related party loans and equity private placements. The Company plans to dispose of certain legacy technology investment over the medium term. However, the recent bankruptcy proceedings within Newlook may have an affect on the proceeds realized from the disposal of this investment in the near term. The Company also contemplates raising funds through debt and/or equity instruments to fund the initial development of the gaming ventures. Management has observed a significant tightening of availability of credit for gaming ventures. Multiples of forecasted earnings before interest, taxes, depreciation and amortization have fallen and only smaller transactions at extremely low multiples appear to be being completed. A substantial and material risk exists that debt markets will not provide funding for the Company’s investee projects and the Company will be pressured to contribute more to these projects.

Factors that could change the outlook for the Company include changes in regulatory restrictions in which the Company plans to make investments or general economic and financial market conditions. Some acquisition opportunities have recently been declined due to a perceived declining value in acquisition assets that has caused management to adopt a wait and see approach.

The implementation of the Issuer’s investment strategy could result in a period of rapid growth. This growth could place a strain on the Issuer’s managerial and financial resources.  Future operating results will depend on the ability of senior management to manage rapidly changing business conditions, and to implement and improve the investee’s technical and administrative systems.

The investee’s face competition in each of its markets and has competitors, many of which are larger and have greater financial resources.

There can be no assurance that the Issuer will be able to identify, develop and invest in new entities or ventures that it currently does not participate in.

There is doubt about the Company's ability to continue as a going concern as the Company has a working capital deficiency of $1,562,000 as at September 30, 2009 (2008 - $614,000) and an accumulated deficit of $47,552,000 as at September 30, 2009.  The Company's ability to continue as a going concern is dependent upon the Company's ability to raise additional capital, to increase management fees and interest income, and sustain profitable operations.  Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

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

The following is a list of the current directors and senior officers of the Company, their municipalities of residence, their current position with the Company and their principal occupations:

John G. Simmonds, 59	King City ON	CEO and Chairman of Board
Mr. Simmonds has served as a director of Gamecorp since September 2005 and as CEO since April 2007. . Mr. Simmonds has over 40 years experience in the communications sector. Mr. Simmonds currently also serves as Chief Executive Officer of Wireless Age Communications, Inc. Mr. Simmonds was appointed Chief Executive Officer of InterAmerican Gaming Corp., formerly Racino Royale Inc. in June 2006. Mr. Simmonds was appointed CEO of Newlook Industries Corp. (NLI:TXSV) in September 2005. He resigned as an officer of Newlook Industries Corp. in February 2007 and was reappointed in July 2007.  In September 2004, Mr. Simmonds was appointed as Chief Executive Officer and Director of Lumonall Inc. and resigned as Chief Executive Officer in March 2008. Mr. Simmonds was re appointed Chief Executive Officer in April 2009. Mr. Simmonds served as the Chief Executive Officer, of Gate to Wire Solutions, Inc. (OTCBB: GWIR) from 1998 to May 2004. In February 2007 Mr.

Simmonds was reappointed CEO of Gate to Wire Solutions Inc. Mr. Simmonds has also been involved with several other companies.  Mr. Simmonds served as Chief Executive Officer, Chairman and Director of Phantom Fiber Corporation (OTCBB: PHMF), formerly Pivotal Self-Service Technologies, Inc. and resigned in June of 2004.  Mr. Simmonds is the father of J. Graham Simmonds, a Director of the Company.

Jason R. Moretto, 40	Vaughan ON	President, COO and Director

Mr. Moretto has been a director of Gamecorp since January 5, 2004, Newlook Industries Corp. since January 5, 2004 and InterAmerican since June 13, 2006. Mr. Moretto has been a director of Wireless Age since June 29, 2007.  Mr. Moretto previously served in equity research within the institutional equity group of BMO Nesbitt Burns (now BMO Capital Markets), a full service investment dealer based in Toronto, Canada from September 1997 to February of 2003. From 1995 to 1997, Mr. Moretto was National Accounting Manager for Universal Concerts Canada (now Live Nation), Canada’s largest promoter of live music and entertainment and operator of the Molson Amphitheatre in Toronto.  Prior to that, he practiced as an accountant in public practice.  He also recently served a two year term as a Member of the Ontario Securities Commission's Small Business Advisory Committee from 2005 to 2007.  Mr. Moretto holds a Bachelor of Commerce degree from the University of Toronto, and is a Certified General Accountant and Chartered Financial Analyst.

J. Graham Simmonds, 36	Toronto ON	Director

Mr. Simmonds has been a director of the Company since June 5, 2008.  In addition to his role at Gamecorp, Graham Simmonds is President, Chief Executive Officer and Director of Baymount Incorporated (TSXV: BYM). Baymount (www.bym.ca) is focused on developing horseracing properties and innovative wagering products. Baymount has successfully positioned itself in strong racing-related investments that include real estate assets and significant racetrack development opportunities and provides investors with a unique vehicle for participating in the rapid growth of the revitalized racing and gaming market.  Mr. Simmonds has built upon a strong family background in horseracing, having spent most of his life involved in the industry. He has over ten years experience as a successful owner and breeder of race horses, and over a decade of experience in public company management and business development projects. Mr. Simmonds also sits on the Board of InterAmerican Gaming, Inc. (OTCBB: IAGM) (www.interamericangaming.com), an organization focused on developing gaming opportunities in Latin America. Mr. Simmonds is the son of John G. Simmonds, the Company’s CEO and Chairman of the Board.

Neal Romanchych, 45	Aurora ON	Director
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

Gary Hokkanen, 54	Thornhill ON	Chief Financial Officer
Mr. Hokkanen has served as CFO of Gamecorp since July 2007. He has served as Wireless Age’s CFO since May 29, 2003.  Mr. Hokkanen is an executive level financial manager with over 10 years experience in public company financial management.  Mr. Hokkanen holds a Bachelor of Arts degree from the University of Toronto and is a CMA (Certified Management Accountant) and a member of the Society of Management Accountants, Ontario.  From January 2001 to April 2003 Mr. Hokkanen was CFO of IRMG Inc., a Toronto based financial management consulting firm.  Mr. Hokkanen served as CFO of Simmonds Capital Limited from July 1998 to January 2001 and served as CFO of Gate To Wire from February 1998 to June 2001.  In May of 2005 Mr. Hokkanen was reappointed CFO of Gate To Wire, resigned in August 2006 and was reappointed in June 2007.  For the period April 1996 to July 1998, Mr. Hokkanen served as Treasurer of Simmonds Capital Limited.  In November 2007, Mr. Hokkanen was appointed a director and officer of Sagittarius Capital Corporation (a TSX Venture Exchange capital pool company). He has also served as CFO for Newlook Industries Corp. (TSX Venture Exchange), Lumonall, Inc. (OTCBB) and InterAmerican (OTCBB) since July 2007 and as a director and officer of Sagittarius Capital Corp. (Capital pool company on the TSX Venture Exchange) since April 20, 2007.

Carrie Weiler, 51	Nobleton ON	Corporate Secretary
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
.

B. Compensation.

For the year ended September 30, 2009, John G. Simmonds was compensated with a salary of $180,000 for his role as Chief Executive Officer of the Company. For the same period, Jason Moretto received a salary of $180,000 for his role as President.  Gary Hokkanen received $30,000 for his role as CFO of the Company.

A total of 3 persons served as members of the administrative, supervisory or management bodies of the subsidiaries of the Company during fiscal 2009. The aggregate remuneration paid to such persons was approximately $428,000.

There were no options granted during fiscal 2009.
No options were exercised during the Company’s most recently completed financial year.

There are no other arrangements under which directors or members of the Company’s administrative, supervisory or management body, were compensated by the Company, during the most recently completed financial year for their services.

C. Board practices.

The directors of the Company are elected annually and hold office until the next annual general meeting of the Company’s shareholders or until their successors in office are duly elected or appointed.  All of the Company’s directors were elected at the Company’s most recent annual general meeting, which took place on August 7, 2009.  Under the Company Act (Ontario) the Company is required to hold an annual general meeting no more than 15 months after its most recent annual general meeting.

There are no service contracts with the Company or any of its subsidiaries for the directors providing benefits upon termination of their service.

The Corporate Governance and Compensation committee is currently comprised of John Simmonds, Jason Moretto, and Neal Romanchych.  The audit committee is currently comprised of J. Graham Simmonds and Neal Romanchych who are independent directors. The committee operates within the guidelines of the Toronto Stock Exchange.

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

E.  Share ownership.

Directors and officers

The following table indicates the names and municipalities of residence for each director and officer of the Company. The table further indicates the date on which the following persons began acting as directors or officers of the Company, as the case may be, and states the number of voting shares of the Company which are beneficially owned by each of them or over which they have direct or indirect control as of September 30, 2009.

Name and Address	Occupation	Director or Officer Since	Number of Voting Shares Beneficially Owned or Controlled Directly or Indirectly (1)	% of Voting Shares Beneficially Owned or Controlled Directly or Indirectly (1)
John G. Simmonds King City, ON	CEO and Director of the Company	September 20, 2005	389,200 (3)(4)	4.2%
Jason R. Moretto Vaughan, ON	President, Chief Operating Officer and Director of the Company	January 5, 2004	246,450 (2)(3)(5)	2.7%
Neal Romanchych Aurora, ON	Director of the Company; VP Sales/Service, 411.ca	March 21, 2006	Nil (2)(3)	0%
J. Graham Simmonds Toronto, ON	Director of the Company, President and CEO of Baymount Inc.	May 28, 2008	Nil (2)(6)	0%
Gary N. Hokkanen Thornhill, ON	Chief Financial Officer	July 17, 2007	40,000	0.4%
Carrie J. Weiler Nobleton, ON	Corporate Secretary	July 17, 2007	415,500	4.5%

Notes:
(1)
Includes Shares over which control or direction is exercised. The information as to Shares beneficially owned or controlled, not being within the knowledge of the Company, has been provided by the nominees.

(2)	Member of the Audit Committee.
(3)	Member of the Corporate Governance and Compensation Committee
(4)	Mr. Simmonds holds warrants to purchase 30,000 shares.
(5)	Mr. Moretto holds options to purchase 25,000 shares and warrants to purchase 90,000 shares.
(6)	Mr. Graham Simmonds owns approximately 40% of PowerPlay Energy which owns 10.86% of the Company.

The following table indicates the total number of voting shares of the Company held by its directors and officers as a group, and the percentage that such shares form of the total number of voting shares of the Company issued and outstanding.

Name	Number of Shares Beneficially Owned or Controlled Directly or Indirectly	Percentage of Total Shares Issued(1)
Directors and Officers as a Group	1,090,650	11.8%

In the fiscal year ended September 30, 2009, there were no grants of options to purchase Shares to the Named Executive Officers, pursuant to the Stock Option Plan.

The following table sets out the number of options to purchase Shares exercised during the Company’s most recently completed fiscal year, if any, by the Named Executive Officers, and the number of unexercised options and the value of unexercised “in the money” options held as at September 30, 2009, if any, by such persons:
Name	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at September 30, 2008 (Exercisable/ Unexercisable) (#)	Value of Unexercised In-The-Money Options at September 30, 2008(Exercisable/ Unexercisable)(1) ($)
Jason R. Moretto	Nil	Nil	25,000/Nil	Nil/Nil
John G. Simmonds	Nil	Nil	Nil/Nil	Nil/Nil
Gary Hokkanen	Nil	Nil	Nil/Nil	Nil/Nil

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.
Major Shareholders as of September 30, 2009:
Name and Address	Ownership	Number of Shares	% of Common Shares Owned or Controlled

PowerPlay Energy Corp. 330 University Ave. Suite 504Toronto, On M5G 1R7	Direct	1,000,000	10.86%

(1)	Mr. Graham Simmonds owns approximately 40% of PowerPlay Energy and is a director of Gamecorp Ltd.

All common shareholders have identical voting rights.

The following table indicates the approximate number of record holders of common shares with U.S. addresses and portion and percentage of common shares so held in the U.S.  The calculation is based on the total issued and outstanding as stated in item 6.E.

Number of U.S. Holders	Number of Common shares held in U.S.	% of Common shares held in U.S.
112	354,780	4%

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

B. Related party transactions.

Officers, directors and related parties of the Company were paid $468,000 in consulting fees during the year ended September 30, 2009. Accrued or paid fees for the year for officers of the Company were for the services of John Simmonds, our CEO, Gary Hokkanen, our CFO and Carrie Weiler our Corporate Secretary. Accrued or paid director fees were for the services of Jason Moretto, Neal Romanchych, Paul Duffy, Stephen Dulmage and Graham Simmonds.  In addition, fees were paid to Wireless Age Communications, Inc., a related party due to certain common officers, directors and ownership for services of managerial level accounting.

Management fees earned from investees during the period totaled $240,000 (2008 - $195,000) and interest income earned from investees during the current period was $Nil (2008 - $116,000). The Company earned management fees of $180,000 from InterAmerican, a related party by virtue of certain common directors and officers and $60,000 from Gate To Wire, also an entity with certain common officers and directors.

Included in accounts payable are payables to directors, officers or corporations owned by management personnel of $556,000 (2008 - $105,000).

Interest incurred to related parties during the period totaled $15,000 (2008-$29,000).

During the year ended September 30, 2009, Newlook, a related party by virtue of certain common directors and officers loaned the Company $169,000.

All transactions within the corporate group listed in note 16 of the consolidated financial statements are in the normal course of business and are recorded at the exchange value agreed to by the related parties.  Inter-company transactions and balances are eliminated upon consolidation.

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

Legal Proceedings

The Company was a party to a claim by a former employee for wrongful dismissal, alleged breach of contract, punitive and aggravated damages and costs. The Company was released from the claim pursuant to a settlement by a subsidiary of the Company’s investee, Newlook, which was sold to a third party. The Company will record a loss, if any, to the extent the third party defaults under the settlement agreement in the period that it occurs.

Dividend Policy

The Company has not paid dividends on the common shares in any of its last five fiscal years. The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time. All of the common shares of the Company are entitled to an equal share in any dividends declared and paid.

B.  Significant Changes.

On December 31, 2009, Mr. Stephen Dulmage resigned as a member of the Board of Directors and Chairman of the Audit Committee of the Company.  Mr. Dulmage’s resignation was voluntary and did not involve a disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Item 9. The Offer and Listing.

A. Offer and listing details.

Information regarding the price history of the stock.

The following stock price ranges are from the CNSX under the symbol GGG The Company also trades on the NASD Over-the-Counter Bulletin Board under the symbol GAIMF but at substantially lower volumes.

Calendar Period	High (Cdn$)	Low (Cdn$)

Month Ended

February 2010	0.035	0.005
January 2010	0.040	0.030
December 2009	0.050	0.030
November 2009	0.050	0.030
October 2009	0.050	0.050
September 2009	0.050	0.050

Quarter Ended	High (Cdn$)	Low (Cdn$)

December 2009	0.05	0.03
September 2009	0.08	0.05
June 2009	0.08	0.07
March 2009	0.11	0.08
December 2008	0.40	0.05
September 2008	0.50	0.20
June 2008*	0.25	0.02
March 2008	0.08	0.05
December 2007	0.08	0.05

Year Ended

September 30, 2009	0.11	0.03
September 30, 2008	0.50	0.02
September 20, 2007	0.20	0.07
September 30, 2006	0.53	0.12
September 30, 2005	0.42	0.11

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

(a)the effect of the investment on the legal economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada;

(b)the effect of the investment on exports from Canada;

(c)the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part;

(d)the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada;

(e)the effect of the investment on competition within any industry or industries in Canada;

(f)the compatibility of the investment with national, industrial, economic, and cultural policies;

(g)the compatibility of the investment with national, industrial, economic, and cultural policies taking into consideration industrial, economic, and cultural objectives enunciated by the government of legislature of any province likely to be significantly affected by the investment; and

(h) the contribution of the investment to Canada’s ability to compete in world markets.

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

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any future legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.  The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States Federal income tax consequences toany such holder or prospective holder is made.  Accordingly, holders and prospective holders of common shares of the Company should consult their own tax advisors about the Federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

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

F.  Dividends and paying agents.

Not Applicable.

G. Statement by experts.

Not Applicable.

H. Documents on display.

The documents concerning the Company which are referred to in the document are located at its principal executive office inking City, Ontario, at the address stated at the beginning of this document.

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

There have been no significant changes in our internal controls over financial reporting during the fiscal period ended September 30, 2009 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

Management assessed the effectiveness of our internal control over financial reporting as of September 30, 2009. In making this assessment, our management used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on an assessment carried out during this period, management believes that, as of September 30, 2009, our internal control over financial reporting was effective

Changes in Internal Control Over Financial Reporting

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

The Company’s Board of Directors has determined that the Company has at least one audit committee financial expert serving on its audit committee.  The Company’s audit committee financial expert is Jason Moretto, interim CFO.

Item 16B. Code of Ethics.

The Company has adopted a code of ethics that applies to its Chief Executive Officer and Chief Financial Officer.

Item 16C. Principal Accountant Fees and Services

(a)  Audit Fees

The aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s principal accountant for the audit of the Company’s annual financial statements, together with services that are normally provided by the principal accountant in connection with statutory and regulatory filings or engagements were approximately $40,000 for the year ending September 30, 2009 and $50,000 for the year ending September 30, 2008.

(b)  Audit-Related Fees

The aggregate fees billed for each of the last two fiscal years for assurance and related services by the principal accountant that were reasonably related to the performance of the audit or review of the Company’s financial statements but are not reported under paragraph (a) of this Item were zero ($nil).

(c)  Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning were $1,000 for the year ended September 30, 2009 and $1,000 for the year ended September 30, 2008 for preparation of the Company’s tax returns.

(d)  All Other Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant other than services disclosed in paragraphs (a) through (c) of this Item were $nil in the year ending September 30, 2009 and $nil in the year ending September 30, 2008.

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

Audit Report
Audited Consolidated Financial Statements of the Company for the years ended September 30, 2009, September 30, 2008 and September 30, 2007.

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

Gamecorp Ltd.

Date: April 13, 2010	By:	/s/ John G Simmonds
Name: John G. Simmonds
Title: Chief Executive Officer and Chief Financial Officer

GAMECORP LTD.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2009 AND 2008

(EXPRESSED IN CANADIAN DOLLARS)

AUDITORS' REPORT

To the Shareholders of Gamecorp Ltd.

We have audited the consolidated balance sheets of Gamecorp Ltd. as at September 30, 2009 and 2008 and the consolidated statements of operations, comprehensive (loss) income, deficit and cash flows for each of the years ended September 30, 2009 and 2008. The financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2009 and 2008 and the results of its operations and its cash flows for the years in the two-year period ended September 30, 2009 in accordance with Canadian generally accepted accounting principles.

SF Partnership, LLP
Toronto, Canada	LICENSED PUBLIC ACCOUNTANTS
January 28, 2010

F1

COMMENTS BY AUDITORS ON CANADA - UNITED STATES

REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board {United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in note 2 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated January 28, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

SF Partnership, LLP
Toronto, Canada	LICENSED PUBLIC ACCOUNTANTS
January 28, 2010

F2

GAMECORP LTD. AND SUBSIDIARIES
Consolidated Balance Sheets
September 30, 2009 and 2008

ASSETS	2009	2008
Current
Cash	$3,000	$-
Short term investments	5,000	15,000
Accounts receivable	25,000	57,000
Prepaid expenses and sundry assets	-	8,000
Notes receivable (note 4)	23,000	156,000
Total Current Assets	56,000	236,000
Equipment (note 6)	-	41,000
Advance to Corporation (note 7)	-	7,000
Investments (note 8)	327,000	1,976,000
Assets of Discontinued Operations (note 5)	-	527,000
Notes Receivable (note 4)	-	14,000
Total Long-Term Assets	327,000	2,565,000
Total Assets	$383,000	$2,801,000
LIABILITIES
Current
Bank indebtedness	$-	$30,000
Accounts payable and accrued charges (note 16)	790,000	205,000
Due to related parties (note 9)	266,000	10,000
Notes payable (note 11)	562,000	605,000
Total Current Liabilities	1,618,000	850,000
Total Liabilities	1,618,000	850,000
Commitments and Contingencies (note 13)
SHAREHOLDERS’ (DEFICIENCY) EQUITY
Share Capital (note 15)	45,407,000	44,286,000
Contributed Surplus (note 15c)	1,257,000	1,278,000
Unissued Share Liability (note 10)	-	800,000
Deficit	(47,552,000)	(44,600,000)
Accumulated Other Comprehensive (Loss) Income	(347,000)	187,000
Total Shareholders’ (Deficit) Equity	(1,235,000)	1,951,000
Total Liabilities and Shareholders’ (Deficit) Equity	$383,000	$2,801,000

APPROVED ON BEHALF OF THE BOARD
“JOHN G. SIMMONDS” (Director)	“GRAHAM SIMMONDS” (Director)

(The accompanying notes are an integral part of these consolidated financial statements.)

F3

GAMECORP LTD. AND SUBSIDIARIES
Consolidated Statements of Operations
Years Ended September 30, 2009 and 2008

	2009	2008
Revenues
Management fees (notes 16 and 22)	$240,000	$195,000
Interest income (note 16)	2,000	116,000
	242,000	311,000
Expenses
General and administrative	1,101,000	1,052,000
Amortization of equipment	8,000	11,000
Foreign exchange gain	(44,000)	(71,000)
Total Expenses	1,065,000	992,000
Loss from Operations	(823,000)	(681,000)
Other Income (Expenses)
Interest and bank charges	(15,000)	(41,000)
Fair value adjustment to financial instruments (note 14)	5,000	3,410,000
Share of losses of equity accounted investee (note 8f)	(1,021,000)	(361,000)
Impairment of due from related parties (note 9)	(696,000)	-
Write down of advance to corporation (note 7)	(5,000)	(9,000)
Gain/(loss) on disposal of investments (note 8f)	(130,000)	65,000
Loss on disposal of equipment (note 6)	(33,000)	-
Total Other Income (Expenses)	(1,895,000)	3,064,000
(Loss) Earnings from Continuing Operations
Before Income Taxes - Current	(2,718,000)	2,383,000
Provision for income taxes – future (note 17)	-	-
(Loss) Earnings from Continuing Operations	(2,718,000)	2,383,000
(Loss) Earnings from Discontinued Operations (no tax effect) (note 5)	(234,000)	445,000
Net (Loss) Earnings	$(2,952,000)	$2,828,000
(Loss) Earnings Per Weighted Average Number of Shares Outstanding – Basic and Diluted
Continuing Operations	$(0.34)	$0.56
Net (Loss) Earnings	$(0.37)	$0.67
Weighted Average Number of Shares Outstanding – Basic and Diluted	7,924,045	4,232,874

(The accompanying notes are an integral part of these consolidated financial statements.)

F4

GAMECORP LTD. AND SUBSIDIARIES
Consolidated Statements of Comprehensive (Loss) Income
Years Ended September 30, 2009 and 2008

	2009	2008

Net (Loss) Earnings	$(2,952,000)	$2,828,000

Unrealized (loss) gain on available-for-sale investments (note 8f)	(534,000)	187,000

Comprehensive (Loss) Income	$(3,486,000)	$3,015,000

(The accompanying notes are an integral part of these consolidated financial statements.)

F5

GAMECORP LTD. AND SUBSIDIARIES
Consolidated Statements of Deficit
Years Ended September 30, 2009 and 2008

	2009	2008

Beginning of Year	$(44,600,000)	$(47,428,000)

Net (Loss) Earnings	(2,952,000)	2,828,000

End of Year	$(47,552,000)	$(44,600,000)

(The accompanying notes are an integral part of these consolidated financial statements.)

F6

GAMECORP LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years Ended September 30, 2009 and 2008
	2009	2008
Cash Flows from Operating Activities
Net (loss) earnings from continuing operations	$(2,718,000)	$2,383,000
Adjustments for:
Amortization of equipment	8,000	11,000
Loss on disposition of equipment	33,000	-
Foreign exchange gain	(44,000)	-
Fair value adjustments on financial instruments	(5,000)	(3,410,000)
Impairment of due from related parties	696,000	-
Share of losses of equity accounted investee	1,021,000	361,000
Write down of advance to corporation	5,000	9,000
Loss (gain) on disposal of investments	130,000	(65,000)
Funds used in continuing operating activities	(874,000)	(711,000)
Changes in non-cash working capital:
Accounts receivable	32,000	(24,000)
Prepaid expenses and sundry assets	8,000	(5,000)
Accounts payable and accrued charges	572,000	(162,000)
Net funds provided by (used in) continuing operating activities	(262,000)	(902,000)
Net (loss) earnings from discontinued operations	(234,000)	445,000
Adjustments for:
Non-cash earnings	-	(59,000)
Gain on disposal of investments	296,000	(598,000)
Proceeds from sale of investments	-	655,000
Write down of investment	-	212,000
Assets and liabilities of discontinued operations	234,000	(702,000)
Net funds provided by (used in) discontinued operations	296,000	(47,000)

Cash Flows from Investing Activities:
Increase in investments	(11,000)	(2,388,000)
Advance to corporation	1,000	-
Due from related parties	(696,000)	2,936,000
Acquisition of property and equipment	-	(2,000)
Repurchase short term investments	-	(15,000)
Proceeds from short term investments	10,000	-
Proceeds from sale of investment	30,000	91,000
Proceeds from collection of note receivables	151,000	131,000
Net funds (used in) provided by investing activities	(515,000)	753,000
Cash Flows from Financing Activities:
Proceeds from common stock private placement	300,000	-
Proceeds from common stock subscriptions	-	560,000
Due to related parties	256,000	10,000
Repayment of notes payable	(42,000)	(398,000)
Bank indebtedness	(30,000)	24,000
Net funds provided by financing activities	484,000	196,000
Net Increase in Cash	3,000	-
Cash – Beginning of Year	-	-
Cash – End of Year	$3,000	$-

Supplemental information provided in note 20.

F7

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2009 and 2008

1.       Organization and Nature of Business

Gamecorp Ltd. (the "Company" or "Gamecorp") was originally incorporated as Alexa Ventures Inc. on September 8, 1986 under the laws of British Columbia. Currently, the Company is in good standing, operating under the laws of Ontario. On May 28, 2008, the Company changed its name from Eiger Technology, Inc. to Gamecorp Ltd.  The Company is listed as an issuer on the CNSX and a foreign issuer on the NASD Over-the-Counter Bulletin Board.

The Company is an investment and merchant banking enterprise focused on the development of its investments. The Company’s current primary investments are in the Gaming and Technology sectors. InterAmerican Gaming, Inc. (“InterAmerican”) (formerly Racino Royale, Inc.), and Gate To Wire Solutions, Inc. (“Gate To Wire”) (formerly TrackPower, Inc.) are development stage enterprises involved in international gaming ventures. The Company previously invested in Baymount Incorporated (“Baymount”) (TSX Venture: BYM), which is developing a gaming entertainment centre in Belleville, Ontario and disposed of its investment during the year ended September 30, 2009. Gamecorp has a legacy investment stake in Newlook Industries Corp. (“Newlook”) (TSX Venture Exchange: NLI), an enterprise with technology investments.  During the year ended September 30, 2009, the Company disposed of non-strategic investments in Copernic Inc. (“Copernic”) and Gametech International Inc. (“Gametech”).

On September 23, 2009, the Company entered into an agreement with Function Mobile Inc. (“FMI”) to acquire the irrevocable world-wide exclusive right to participate in any pending and future mobile lottery, gaming or sweepstakes projects, proposals, services and products that FMI and its subsidiaries and affiliates has or will undertake.

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

There is doubt about the Company's ability to continue as a going concern as the Company has a working capital deficiency of $1,562,000 as at September 30, 2009 (2008 - $614,000) and an accumulated deficit of $47,552,000 as at September 30, 2009.  The Company's ability to continue as a going concern is dependent upon the Company's ability to raise additional capital, to increase management fees and interest income, and sustain profitable operations.  Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

F8

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2009 and 2008

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
Years Ended September 30, 2009 and 2008

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

F10

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2009 and 2008

h)	Revenue Recognition

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

Revenues are recognized upon approval by regulatory authority as a result grant income is recognized subsequent to the race date; whereas wagering revenues are recognized on the race date.

i)	Income Taxes

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

j)	Earnings (Loss) Per Share

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

k)         Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities

F11

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2009 and 2008

at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the period in which they become known.  Examples of estimates include accrued charges and the composition of future income tax asset and future income tax liability.

l)	Stock Based Compensation

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

m)	Foreign Currency Translation

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

n)	Recent Accounting Pronouncements

In December 2008, the CICA issued Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”. Section 1582 establishes standards for accounting for business combinations and is equivalent to the International Financial Reporting Standards (“IFRS”) standard, IFRS 3 (Revised). The new standards apply to business combinations with an acquisition date on or after January 1, 2011, however earlier adoption is permitted. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

Sections 1601 and 1602, together, replace Section 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for non-controlling interest in a subsidiary subsequent to a business combination. It is equivalent to the provisions in IFRS standard, IAS 27 (Revised), “Consolidated and Separate Financial Statements”. The new standards apply to interim and annual consolidated financial statements with fiscal years beginning on or after January 1, 2011. Early adoption is permitted as of the beginning of the fiscal year. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, will be adopted as Canadian GAAP effective January 1, 2011 and will require restatement of the comparative 2010 figures. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

F12

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2009 and 2008

4.       Notes Receivable

	2009	2008
Former optionees	$23,000	$170,000
Less : current portion	(23,000)	(156,000)
Long term	$-	$14,000

On March 31, 2008, the Company sold 3,702,000 Newlook common shares to former optionees who had previously held an option to acquire the Newlook securities (Note 5). The purchase price was $586,000 being the same price per share as the cancelled option exercise price. In payment, the third parties provided non-interest bearing promissory notes totaling $586,000 with varying repayment dates between March 8, 2009 and March 8, 2010. On September 30, 2009 there remained $23,000 outstanding under the notes receivable. The notes receivable are secured by 234,000 Newlook common shares which had a fair value of $59,000 on September 30, 2009.

5.	Discontinued Operations

The Company regards its investment in Newlook as discontinued operations and has done so since fiscal 2007.

During fiscal 2008, options to acquire 1,970,000 Newlook common shares were exercised in March 2008, for proceeds of $269,000 resulting in a gain of $189,000 being recorded. Also in March 2008, the optionees agreed to acquire 3,702,000 Newlook common shares formerly under option (note 4) and the Company agreed to pay a $0.30 cancellation fee on 4,178,000 options (note 11), which effectively cancelled all remaining options granted. The Company recorded a gain of $409,000 as a result of the disposal of 3,702,000 Newlook common shares. The Company acquired a further 1,105,500 Newlook common shares for cash of $731,000.

The Company recorded $530,000 as its share of Newlook losses during the year ended September 30, 2009 effectively reducing the Company’s investment to $nil.

During the year ended September 30, 2009, the Company sold 1,194,500 Newlook common shares for net proceeds of $296,000. As the Newlook common shares were reduced to $nil the Company recognized a gain to the full extent of the proceeds received.

On September 30, 2009, the Company held 4,339,000 Newlook common shares representing a 14.2% (2008 – 18.5%) interest.

F13

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2009 and 2008

The operations of Newlook are presented in the consolidated financial statements as discontinued operations as follows:

	2009	2008
Share of (loss) earnings of equity accounted investee	$(530,000)	$59,000
Write down of investment to do impairment	-	(212,000)
Gain on disposal of investment	296,000	598,000
(Loss) earnings from discontinued operations	$(234,000)	$445,000

Assets presented in the consolidated balance sheets include the following assets of discontinued operations:

	2009	2008
Investments	$-	$527,000
Assets of discontinued operations	$-	$527,000

6.	Equipment

	Cost	Accumulated Amortization	Loss on Disposition	2009 Net Book Value	2008 Net Book Value
Furniture and fixtures	$144,000	$113,000	$31,000	$-	$38,000
Computer equipment	5,000	3,000	2,000	-	3,000
	$149,000	$116,000	$33,000	$-	$41,000

During the fiscal year ended September 30, 2009, the Company relocated its offices and disposed of all furniture, fixtures and computer equipment for $nil proceeds.

7.        Advance to Corporation

	2009	2008

Advance to Lexatec VR Systems Inc.	$-	$7,000

F14

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2009 and 2008

he advance noted above was non-interest bearing, had no specific terms of repayment and was secured by a pledge of reciprocal shareholdings. During the year ended September 30, 2009 the Company recorded a $5,000 write down of the advance to the fair value of the security. The underlying security consisted of 23,190 shares of the Company’s common stock valued at $1,000 which were returned to the Company for cancellation in February 2009 (note 15).

8.        Investments

a)	InterAmerican

The Company recorded $1,021,000 (2009 - $361,000) as its share of InterAmerican losses during the year ended September 30, 2009.

On September 30, 2009, the Company held 30,662,600 (2008 – 30,662,600) InterAmerican common shares, representing a 45.2% (2008 – 46.9%) interest valued at $176,000 (2008 - $1,166,000).

b)	Gate To Wire

The Company accounts for its investment in Gate To Wire as available-for-sale investment measured at fair value. Unrealized gains or losses are recorded in accumulated other comprehensive income.

During the year ended September 30, 2009, the Company acquired an additional 90,000 (2008 – 4,600,000) Gate To Wire common shares for cash payment totaling $11,000 (2008 - $473,000).

On September 30, 2009, the Company held 4,690,000 (2008 – 4,600,000) Gate To Wire common shares, representing a 16.9% (2008 – 18.3%) interest valued at $151,000 (2008 - $735,000).

c)	Baymount

The Company accounted for its investment in Baymount as an available-for-sale investment measured at fair value. Unrealized gains or losses were recorded in accumulated other comprehensive income.

During fiscal year 2008, the Company purchased 1,501,000 Baymount common shares representing a 1% ownership interest. The Company paid $150,000 in cash to acquire the shares. There were approximately 139,000,000 Baymount shares outstanding.

During the year ended September 30, 2009, the Company disposed of its investment in Baymount for net proceeds of $22,000 and accordingly recorded a loss on disposal of $128,000.

F15

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2009 and 2008

On September 30, 2008, management determined that the fair value of the Baymount investment was $75,000 and accordingly recorded a $75,000 unrealized loss in accumulated other comprehensive income. As a result of the disposition the unrealized loss in accumulated other comprehensive income was reversed during the year ended September 30, 2009.

d)	Copernic

The Company accounted for its investment in Copernic Inc. as an available-for-sale investment measured at fair value.  Unrealized gains or losses were recorded in accumulated other comprehensive income.

On April 6, 2009, the Company disposed of its investment in 19,300 Copernic common shares for net proceeds of $4,000. The Company paid $4,000 in cash to acquire the shares and accordingly no gain or loss was recorded on disposition.

e)	Gametech

The Company accounted for its investment in Gametech International Inc. as an available-for-sale investment measured at fair value.  Unrealized gains or losses were recorded in accumulated other comprehensive income.

On April 6, 2009, the Company disposed of its investment in 2,000 Gametech common shares for net proceeds of $3,000. The Company paid $5,000 in cash to acquire the shares and accordingly has recorded a loss on disposal of $2,000.

f)	Investment activity during fiscal 2009 can be summarized as follows:

2009
	Net Investment	Equity share of loss	Loss on disposal of shares	Foreign Exchange Gain/Loss	Other Comprehensive Loss	Carrying value	2008 Ending Carrying Value
InterAmerican	$-	$(1,021,000)	$-	$31,000	$-	$176,000	$1,166,000
Gate To Wire	11,000	-	-	14,000	(609,000)	151,000	735,000
Baymount	-	-	(128,000)	-	75,000	-	75,000
Copernic	4,000	-	-	-	-	-	-
Gametech	5,000	-	(2,000)	-	-	-	-
Total	$20,000	$(1,021,000)	$(130,000)	$45,000	$(534,000)	$327,000	$1,976,000

F16

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2009 and 2008

9.        Due to Related Parties

Amounts due to related parties are as follows:

	2009	2008
Newlook and subsidiaries	$169,000	$10,000
Officer	97,000	-
	$266,000	$10,000

Amounts due to Newlook bear interest at the Bank of Canada’s prime rate plus 2%, are unsecured and have no specific repayment dates. Amounts due to an officer bear interest at 12%, are unsecured and have no specific terms of repayment.

During the year ended September 30, 2009 the Company advanced InterAmerican $396,000 and advanced Gate To Wire $300,000. There is doubt about InterAmerican and Gate To Wire’s ability to continue as a going concern as they have significant working capital deficiencies and are largely reliant upon the Company to finance current operations.  InterAmerican and Gate To Wire’s ability to continue as going concerns is dependent upon their ability to raise additional capital.  InterAmerican and Gate To Wire have not been able to successfully execute profitable operations and are not expected to in the immediate future.  As such the Company has determined the collection of the amounts due from InterAmerican and Gate To Wire is doubtful and have recorded a charge to income of $696,000.

10.       Unissued Share Liability

During fiscal 2008, the Company received $560,000 in cash from investors under a $0.25 per share common stock share subscriptions and agreed to issue common stock in lieu of a $240,000 promissory note. As of September 30, 2008, the private placement had not closed and accordingly the Company recorded a total of $800,000 unissued share liability. The Company was obligated to issue 3,200,000 common shares to settle this liability. On closing the liability was transferred to share capital.

On November 10, 2008, the Company closed the private placement by issuing 4,000,000 common shares at $0.25 per share.

F17

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2009 and 2008

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

During the year ended September 30, 2009, $43,000 was credited to a note holder who agreed to subscribe for common shares.  On September 30, 2009, the Company remains in default and $573,000 is unpaid under these promissory notes. At September 30, 2009, the fair value of the notes payable was $562,000 and accordingly the Company has recorded a $1,000 (2008 - $10,000) adjustment to income in the current period.

12.	Derivative Financial Instrument

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

Wrongful Dismissal Lawsuit:

The Company was a party to a claim by a former employee for wrongful dismissal, alleged breach of contract, punitive and aggravated damages and costs. The Company was released from the claim pursuant to a settlement by a subsidiary of the Company’s investee, Newlook, which was sold to a third party. The Company will record a loss, if any, to the extent the third party defaults under the settlement agreement in the period that it occurs.

Function Mobile Panamanian Project:

On November 19, 2009, Function Mobile Inc. assigned its rights under a letter of intent for a Panamanian project to Gamecorp pursuant to which the Company became obligated to fund approximately $116,000 of capital expenditure and pre breakeven operating costs.

F18

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2009 and 2008

14.	Financial Instruments

The Company has classified its financial instruments as follows:

	2009		2008
	Carrying amount	Fair value	Carrying amount	Fair Value
Financial assets
Cash	$3,000	$3,000	$-	$-
Short term investments, held for trading measured at fair value	5,000	5,000	15,000	15,000
Accounts receivable, held-for trading measured at fair value	25,000	25,000	57,000	57,000
Notes receivable, held-for-trading measured at fair value	23,000	23,000	175,000	170,000
Investments, available-for-sale measured at fair value	498,000	151,000	624,000	810,000
Advance to corporation, held-for-trading measured at fair value	-	-	16,000	7,000
	$554,000	207,000	$887,000	$1,059,000
Financial liabilities
Bank indebtedness, other financial liability measured at amortized cost	$-	$-	$30,000	$30,000
Accounts payable and accrued charges, other financial liability measured at amortized cost	790,000	790,000	205,000	205,000
Due to related parties, other financial liability measured at amortized cost	226,000	226,000	10,000	10,000
Notes payable, held-for-trading measured at fair value	573,000	562,000	615,000	605,000
	$1,589,000	$1,578,000	$860,000	$850,000

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

F19

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2009 and 2008

Fair value adjustments to financial instruments are summarized as follows:

	2009	2008
Derivative financial instrument – note 12	$-	$3,405,000
Notes receivable – note 4	4,000	(5,000)
Notes payable – note 11	1,000	10,000
Total	$5,000	$3,410,000

Financial Risk Management

The Company has exposure to credit risk, foreign exchange risk and liquidity risk. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on the consolidated financial statements.

Credit Risk

The Company's financial assets that are exposed to credit risk consist primarily of accounts receivable and notes receivable. At September 30, 2009 and 2008, the balance of accounts receivable was $25,000 and $57,000, the balance of notes receivable at cost was $23,000 and $175,000. Accounts receivable represent GST refunds, the collection of which has typically spanned abnormal periods of time. Notes receivable are secured by common shares of Newlook which had a fair value of $59,000 on September 30, 2009.

Foreign Exchange Risk

Foreign exchange risk arises from the extent of assets invested in U.S. dollars. The Company’s investment in Gate To Wire and InterAmerican are in U.S. dollars. As at September 30, 2009, prior to adjustments for equity losses, the amount invested in InterAmerican at cost was US$1,082,000 (CAD $1,158,000) and the amount invested in Gate To Wire at cost was US$444,000 (CAD $475,000). A one cent change in the value of the U.S. dollar relative to the value of the Canadian dollar would result in a CAD$15,000 change in value of these investments. The Company monitors foreign exchange fluctuations and may execute hedges to counterbalance currency movements.

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

The Company has recently been reorganized and moved in a new business direction. At September 30, 2009, there is doubt about the Company’s ability to continue as a going concern primarily due to its history of losses and a $1,562,000 working capital deficit. Liquidity risk continues to be a key concern in the development of future operations and the success of its investments.

F20

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2009 and 2008

15.	Share Capital

Authorized: 100,000,000 Common Shares without par value.

On June 24, 2008, the Company completed a share consolidation on a one post-consolidation common share for ten pre-consolidation common shares.

On November 10, 2008, the Company issued 4,000,000 common shares pursuant to a private placement at $0.25 per share of which $800,000 was recorded as unissued share liability at September 30, 2008 (note 10).

On July 1, 2009, the company issued an additional 1,000,000 common shares pursuant to a private placement at $0.10 per share.

Issued:

	2009		2008
	No. of Shares	Amount	No. of Shares	Amount
Beginning of year	4,226,093	$44,286,000	42,430,174	$44,308,000
Issued in private placement	5,000,000	1,100,000	-	-
Cancelled prior to consolidation	-	-	(128,125)	-
Cancelled due to consolidation	-	-	(42,302,049)	-
Issued due to consolidation	-	-	4,230,205	-
Cancelled	(23,190)	(1,000)	-	-
Treasury shares	4,112	22,000	(4,112)	(22,000)
End of year	9,207,015	$45,407,000	4,226,093	$44,286,000

a)    Stock Options

The Company awards unconditional stock options to employees, officers, directors and others at the recommendation of the Chief Executive Officer (“CEO”) under an incentive stock plan (the "Plan").  Options are granted at the fair market value of the shares on the day granted, and vest over various terms.  Compensation expense is recognized when options are issued over the vesting term.

F21

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2009 and 2008

Stock options outstanding on June 24, 2008 were adjusted for a common share consolidation based on one post-consolidation common share for each ten pre-consolidation common shares. Through the share consolidation 2,371,000 options with a weighted average exercise price (“WAEP”) price of $0.65 were cancelled and replaced by 237,100 with a WAEP of $6.46.

The following is a continuity schedule of outstanding options for the reporting periods:

	No. of Options	2009 WAEP	No. of Options	2008 WAEP

Beginning of year	237,100	$6.46	2,791,000	$0.63
Expired	(119,600)	8.87	(420,000)	0.55
Cancelled due to consolidation	-	-	(2,371,000)	(0.65)
Issued due to consolidation	-	-	237,100	6.46

End of year	117,500	$4.00	237,100	$6.46

The following table summarizes stock option information outstanding at September 30, 2009, where “yrs” refers to years.

Exercise Prices of Options	Number Outstanding and Exercisable	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price
$ 4.00	117,500	0.53 yrs	$ 4.00

The following table summarizes stock option information outstanding at September 30, 2008:

Exercise Prices of Options	Number Outstanding and Exercisable	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price
$ 4.00	117,500	1.53 yrs	$ 1.98
$ 8.50	79,600	0.50 yrs	$ 2.85
$ 9.60	40,000	0.23 yrs	$ 1.62
$4.00-$9.60	237,100	0.98 yrs	$ 6.46

F22

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2009 and 2008

In 2009 and 2008, the Company did not award any options to buy shares of the Company under the Plan.

No stock options were exercised during 2009 and 2008.  In 2009 and 2008, the Company expensed $nil related to the fair value of the options granted in earlier periods.

Under the Plan, at September 30, 2009, the Company has authorized for issuance a maximum of 720,000 options to acquire common shares of the Company of which 602,500 options are available.  The total proceeds that would be generated upon exercise of all issued and outstanding options is approximately $470,000.

b) Warrants

Warrants outstanding on June 24, 2008 were adjusted for a common share consolidation based on one post-consolidation common share for each ten pre-consolidation common shares. Through the share consolidation, warrants to acquire 7,140,000 common shares with a WAEP of $0.63 were cancelled and replaced with 714,000 warrants with a WAEP of $6.25.

The following is a continuity schedule of outstanding warrants for fiscal 2009:

	Fiscal 2009		Fiscal 2008
	No. of Warrants	WAEP	No. of Warrants	WAEP
Beginning of year	714,000	6.25	10,710,000	0.50
Expired	(357,000)	(5.00)	(3,570,000)	(0.25)
Cancelled due to consolidation	-	-	(7,140,000)	(0.63)
Issued due to consolidation	-	-	714,000	6.25
End of year	357,000	7.50	714,000	6.25

The following table summarizes purchase warrants information outstanding as at September 30, 2009:

No. Outstanding	Expiry Date	Exercisable Date	WAEP
357,000	May 7, 2010	May 7, 2009	7.50

(The accompanying notes are an integral part of these consolidated financial statements.)

F23

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2009 and 2008

c) Contributed Surplus

Contributed surplus consisted of stock-based compensation of $1,189,000 and $89,000 representing the fair value of warrants as part of financing.  During the year ended September 30, 2009, 4,112 treasury shares valued at $22,000, were issued and 23,190 shares valued at $1,000 were cancelled.

September 30, 2007 and 2008		$1,278,000
Treasury shares:	- issued (4,112)	(22,000)
	- cancelled (23,190)	1,000
September 30, 2009		$1,257,000

16.       Related Party Transactions

All transactions within the corporate group are in the normal course of business and are recorded at the exchange value agreed to by the related parties.  Inter-company transactions and balances are eliminated upon consolidation.

Service fees charged by directors, officers or corporations owned by management personnel during the year totaled $468,000 (2008 - $686,000).

Management fees earned from investees during the period totaled $240,000 (2008 - $195,000) and interest income earned from investees during the current period was $Nil (2008 - $116,000).

Included in accounts payable are payables to directors, officers or corporations owned by management personnel of $586,000 (2008 - $105,000).

Interest incurred to related parties during the period totaled $15,000 (2008-$29,000).

17.       Income Taxes

The Company accounts for income taxes using the asset and liability method.  Tax asset and liability account balances are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rate.  The effects of future changes in tax losses are not anticipated.

F24

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2009 and 2008

The provision for income taxes has been computed as follows:

	2009	2008
Expected income tax (recovery) expense at the statutory rate of 33.13% (2008 – 33.5%)	$(979,000)	$1,007,000
Increase (decrease) in taxes resulting from:
Non-taxable portion of losses (gains)	37,000	(110,000)
Impairment of due from related parties	231,000	-
Non-taxable gain on dilution	(2,000)	(1,140,000)
Non-taxable equity pick-up	338,000	134,000
Tax rate changes	23,000	177,000
Unrealized foreign exchange	15,000	-
Discontinued operations:
Non-taxable portion of gains	(98,000)	-
Non-taxable equity pick-up	176,000	-
Valuation allowances	259,000	(68,000)

Provision for income taxes	$-	$-

The components of future income taxes are as follows:

	2009	2008

Net operating losses carried forward	$2,459,000	$2,177,000
Difference between accounting and tax carrying – value of equipment	-	23,000
Valuation allowance	(2,459,000)	(2,200,000)

	$-	$-

The Company has tax losses of $7,117,000 (2008 - $6,498,000) available to be applied against future years' taxable income.  In order to record a future income tax benefit, it must be more likely than not that the future tax asset resulting from the tax losses available for carryforward will be realized. Given the Company's uncertainty regarding profitability, the Company has set up a 100% valuation allowance in respect of the future income tax asset and the current taxes. The tax losses expire in years ranging from 2009 through 2019.

F25

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2009 and 2008

18.	Reconciliation between Canadian and United States Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in certain respects from U.S. GAAP. There were no material differences between Canadian and U.S. GAAP.

In September 2006, Financial Accounting Standards Board (“FASB”) issued Statement of Accounting Standards (“SFAS”) No. 158, “Employers' Accounting for Defined Benefit  Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)” ("SFAS 158") . The Company has adopted SFAS 158 except for the requirement to measure plan assets and benefit obligations as of the date of the Company's fiscal year-end statement of financial position which is effective to fiscal years beginning after December 15, 2008. The Company is currently assessing the potential impact that the adoption of SFAS 158 could have on its consolidated financial statements.

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
Years Ended September 30, 2009 and 2008

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

In February 2008, FASB issued FASB Staff Position (“FSP”) on SFAS No. 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions” (“FSP SFAS 140-3”).  The objective of this FSP is to provide guidance on accounting for a transfer of a financial asset and a repurchase financing.  This FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” ("SFAS 140").  However, if certain criteria are met, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall be evaluated separately under SFAS No. 140.  FSP SFAS 140-3 is effective for financial statements issued for fiscal years beginning after November 15, 2008, and interim periods within these fiscal years.  Earlier application is not permitted.  The Company is currently reviewing the effect, if any; the proposed guidance will have on its consolidated financial statements.

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
Years Ended September 30, 2009 and 2008

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
Years Ended September 30, 2009 and 2008

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

In October 2008, FASB issued FSP SFAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active"” (“FSP SFAS 157-3”).  FSP SFAS 157-3 clarifies the application of FASB Statement No. 157, “Fair Value Measurements”, in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP SFAS 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued.  The adoption did not have a material impact on the Company’s financial position or results of operations.

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

In December 2008, FASB issued FSP SFAS 132(R)-1, “Employers' Disclosures about Postretirement Benefit Plan Assets” (“FSP SFAS 132 (R)-1”). FSP SFAS 132(R)-1 amends SFAS132(R) to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. It also includes a technical amendment to SFAS 132(R) that

F29

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2009 and 2008

requires a non-public entity to disclose net periodic benefit cost for each annual period for which a statement of income is presented. FSP SFAS 132(R)-1 is effective for fiscal years ending after December 15, 2009. The Company is currently reviewing the effect, if any; the proposed guidance will have on its consolidated financial statements.

In April 2009, FASB issued FSP SFAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP SFAS 157-4”),which provides guidance for making fair value measurements more consistent with the principles presented in SFAS 157. FSP SFAS 157-4 provides additional authoritative guidance in determining whether a market is active or inactive, and whether a transaction is distressed. It is applicable to all assets and liabilities (e.g. financial and nonfinancial) and will require enhanced disclosures. It is effective for interim and annual reporting periods ending after June 15, 2009. The Company has adopted this standard for the period ended September 30, 2009 with no impact on its consolidated financial statements.

In April 2009, FASB issued FSP SFAS 115-2 and SFAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”, (“FSP SFAS 115-2 and SFAS 124-2”) which provides additional guidance to provide greater clarity about the credit and noncredit component of any other-than-temporary impairment event related to debt securities and to more effectively communicate when an other-than-temporary impairment event has occurred.  It is effective for interim and annual reporting periods ending after June 15, 2009. The adoption did not have a material impact on the Company’s financial position or results of operations.

In April 2009, FASB issued FSP SFAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”, (“FSP SFAS 107-1 and APB 28-1”) which amends SFAS 107, “Disclosures about Fair Value of Financial Instruments”, to require disclosures about fair value of financial instruments in interim as well as in annual financial statements. FSP SFAS 107-1 and APB 28-1 also amends APB Opinion 28, “Interim Financial Reporting”, to require those disclosures in all interim financial statements. It is effective for interim periods ending after December 31, 2009. The Company does not anticipate its adoption having a material impact on its consolidated financial statements.

In April 2009, FASB issued FSP SFAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”, (“FSP SFAS141(R)-1”), which amends and clarifies SFAS 141 (revised 2007), “Business Combinations”, to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. It is effective for assets and liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company has adopted this standard for the period ended September 30, 2009 with no impact on its consolidated financial statements.

In April 2009, the SEC released Staff Accounting Bulletin No. 11, “Other Than Temporary Impairment of Certain Investments in Equity Securities” (“SAB 111”), which amends SAB Topic 5-M, “Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities”. SAB

F30

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2009 and 2008

111 notes that FSP SFAS 115-2 and SFAS 124-2 were scoped to debt securities only, and the FSP referred readers to SEC SAB Topic 5-M for factors to consider with respect to other-than-temporary impairments for equity securities. With the amendments in SAB 111, debt securities are excluded from the scope of Topic 5-M, but the SEC staff’s views on equity securities are still included within the topic. The Company currently does not have any financial assets that are other-than-temporary impaired.

In May 2009, FASB issued SFAS 165 “Subsequent Events”, (“SFAS 165”) , which establishes general standards for accounting for and disclosure of events that occur after the balance sheet date but before financial statement are issued or available to be issued. In particular, SFAS 165 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements’ and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.It is effective for interim and annual periods ending after June 15, 2009. The Company has adopted this standard for the period ended September 30, 2009 with no impact on its consolidated financial statements.

In June 2009, the FASB issued SFAS 166 "Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140." This standard eliminates the concept of a qualifying special purpose entity ("QSPE") and modifies the derecognition provisions in SFAS 140. This statement is effective for financial asset transfers occurring after the beginning of an entity's first fiscal year that begins after November 15, 2009. The Company is currently reviewing the effect, if any; the proposed guidance will have on its consolidated financial statements.

In June 2009, the FASB issued SFAS 167 "Amendments to FASB Interpretation No. 46(R)." This statement amends the consolidation guidance applicable to variable interest entities and is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2009. The Company is currently reviewing the effect, if any; the proposed guidance will have on its consolidated financial statements.

In June 2009, the FASB issued SFAS 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162” (“SFAS 168”).  SFAS 168 provides for the FASB Accounting Standards Codification  (“ASC”) to become the single official source of authoritative, nongovernmental U.S. generally accepted accounting principles (GAAP).  The ASC did not change GAAP but reorganizes the literature.  SFAS 168 was effective for interim and annual periods ending after September 15, 2009. The adoption of this statement did not have a material impact on the Company’s consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, “Measuring Liabilities at Fair Value” (“ASU 2009-05”), which clarifies, among other things, that when a quoted price in an active market for the identical liability is not available, an entity must measure fair value using one or more specified techniques. ASU 2009-05 was effective for the first reporting period, including interim periods, beginning after issuance. The Company will adopt the update effective October 1, 2009 and expects the adoption will not have a material impact on its consolidated financial statements

F31

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2009 and 2008

In September 2009, the FASB issued ASU 2009-12, “Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (“ASU 2009-12”). This update permits the measurement of fair value of an investment, within the scope of this update, on the basis of the net asset value per share of the investment if the net asset value of the investment is calculated in a manner consistent with the measurement principles of Topic 946 as of the measurement date, including measurement of all or substantially all of the underlying investments of the investee in accordance with Topic 820.  ASU 2009-12 is effective for interim and annual periods ending after December 15, 2009. The Company is currently reviewing the effect, if any; the proposed guidance will have on its consolidated financial statements.

In October 2009, the FASB issued ASU 2009-13, “Multiple-Deliverable Revenue Arrangements” (“ASU 2009-13”). ASU 2009-13 applies to revenue arrangements currently in the scope of FASB ASC Subtopic 605-25, “Multiple Element Arrangements”, and provides principles and application guidance on whether arrangements with multiple deliverables exist, how the deliverables should be separated, and the consideration allocated to the deliverables. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company is currently reviewing the effect, if any; the proposed guidance will have on its consolidated financial statements.

19.     Capital Disclosures

The Company’s primary objectives with respect to its capital management is to maximize shareholder returns while ensuring that the Company is capitalized in a manner which appropriately supports regulatory requirements, working capital needs and the development of its investments. The Company’s capital management practices are focused on preserving the quality of its financial position by maintaining a solid capital base and strong balance sheet.

The Company’s capital is primarily utilized to support working capital requirements, fund the development of its investments and to identify and evaluate other development stage opportunities. The Company is not subject to externally imposed capital requirements and its investments have complied with all regulatory capital requirements.

To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or debt instruments. The Company includes equity, comprised of issued common shares, and convertible debt or debentures, in the definition of capital.

Capital activities for the twelve months ended September 30, 2009 include: the issuance of 5,000,000 common shares pursuant to private placements (Note 15); the issuance of 4,112 treasury shares valued at $22,000 and the cancellation of 23,190 shares valued at $1,000.

F32

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2009 and 2008

20.       Supplemental Cash Flow Disclosure

During the year, the Company had cash flows arising from interest and income taxes paid as follows:

	2009	2008

Interest paid	$-	$29,000
Income taxes paid	$-	$-

During fiscal 2009 the Company had the following non-monetary transactions:

During the year ended September 30, 2009 the Company offset $43,000 of notes payable to notes receivable.

During fiscal 2008 the Company had the following non-monetary transactions:

a)	The Company acquired 11,401,600 InterAmerican common shares in exchange for the retirement of a $493,000 note receivable (notes 4 and 8a).

b)	The Company extinguished a derivative financial instrument, valued at $4,657,000, by issuing notes payable of $1,253,000 (note 11) and receiving notes receivable of $586,000 (note 4).

c)	The Company agreed to issue 2,400,000 common shares in exchange for notes payable liabilities of $240,000 (notes 10 and 11).

21.	Economic Dependence

A substantial portion of the Company's revenue is derived from management fees charged to investees. The following management fees are recorded in the consolidated financial statements:

	2009	2008

InterAmerican	$180,000	$150,000
Gate to Wire	60,000	45,000

	$240,000	$195,000

F33

GAMECORP LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2009 and 2008

22.     Segmented Information

In 2009 and 2008 the Company operated in only one segment known as corporate. All assets and liabilities in these financial statements belong to Gamecorp.

23.	Subsequent Events

On December 31, 2009, Mr. Stephen Dulmage resigned as a member of the Board of Directors and Chairman of the Audit Committee of the Company.  Mr. Dulmage’s resignation was voluntary and did not involve a disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

F34

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